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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


05005869

REGISTRANT'S NAME PagesJaunes S.A.

*CURRENT ADDRESS 7, avenue de la Cristallerie

92371 Sevres Cedex

France

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 34860

FISCAL YEAR ______

* Complete for initial submissions only

** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: ______

DATE: ___/___/___

pagesJaunes

Sèvres, 23 July 2004

PagesJaunes : sustained growth of revenues and profitability during the first half of 2004

Consolidated pro forma (1) revenues of 4.2% and 6.3% on a comparable publication basis (2)

Sharp 3.5-point increase in pro forma (1) consolidated Earnings before interest, tax, depreciation and amortisation (EBITDA) margin rate

Pro forma (1) EBITDA (3) margin rate of 43.6% for the PagesJaunes in France segment

Sharp increase in pro forma (1) EBITDA (3) on International & Subsidiaries segment, due to QDQ Media's improved operational performance

The pro forma (1) consolidated net income was 88.9 million euros

Due to the seasonal nature of the PagesJaunes business, results are usually lower in the first half of the year than they are in the second half. By way of illustration, in 2003, the EBITDA (3) of the first half of the year represented 44% of the annual EBITDA (3). This seasonal effect was more marked in the first half of 2004, due to the negative impact of the change in publication schedule (2).

PagesJaunes' consolidated pro forma (1) revenues came in at 435.4 million euros during the first half of 2004, a gain of 4.2% compared to the first half of 2003. On a comparable publication basis (2), pro forma (1) revenues rose 6.3%. This increase in revenues is primarily explained by addition of new offers on printed and online directories, the increase in average revenue per advertiser and the winning over of new clients in France.

Pro forma (1) EBITDA (3) amounted to 167.4 million euros during the first half of 2004, an increase of 14.6% over the first half of 2003. The EBITDA (3) margin rate rose 3.5 points to 38.4% in the first half of 2004. This improvement resulted from an increase in sales and effective control of all expenses, particularly the optimisation of publishing costs (paper purchases, printing and distribution) on distributed directories. The cost of services and products sold fell by 12.7% compared to the same period the previous year. Commercial costs, which include personnel expenses for the sales force, climbed 2.9%, while sales edged up 4.2% over the same period. Pro forma (1) operating income came in at 162.3 million euros during the first half of 2004, an increase of 16.2%. This result reflects the division by one-half of QDQ Media's losses in Spain.

The pro forma (1) consolidated net income was 88.9 million euros during the first half of 2004, compared to 81.6 million euros during the first half of 2003, an increase of 8.9%. We should note that the consolidated net income during the first

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex

half of 2004 included nonrecurring expenses of 7.1 million euros associated with the company's flotation (fees, advertising and communications expenses). If we strip out this impact, the pro forma (1) consolidated net income of PagesJaunes rose 14.2% over the same six-month period the previous year.

Michel Datchary, Chairman of the Board of PagesJaunes, made the following statement when the PagesJaunes' semi-annual results were published:

"The 2004 semi-annual results reflect sustained growth of our revenues and a significant improvement of our profitability: PagesJaunes confirms the financial objectives that it gave to its shareholders at the time that the company was floated. The increase in revenues reflects the successful launch of innovative advertising formats with both printed and online directories. This growth of the business, combined with rigorous cost management and the positive effects of QDQ Media's restructuring led to an increase in EBITDA margin."

PagesJaunes in France segment

Pro forma (1) revenues of the PagesJaunes in France segment rose 4.2% to 398.7 million euros in the first half of 2004. On a comparable publication basis (2), the segment's revenues rose 6% over the same period from the previous year. The utilisation rate of PagesJaunes' media remained high in March 2004 (4): 83% of those persons surveyed over the age of 15 used one of the PagesJaunes media at least once during the past 12 months, while 67.3% used at least once the PagesJaunes printed directory, and 19.3% used the Internet site pagesjaunes.fr. The appeal of the PagesJaunes media was seen in the gain of 19% of new additional clients at the end of June 2004, compared to the end of June 2003.

Pro forma (1) revenues of printed directories edged up 0.4% in the first half of 2004, primarily the result of a difference in the timing of the publication of the directories. On a comparable publication basis (2), revenues of printed directories rose 2.9% in the first half of 2004. PagesJaunes came out with new advertising formats on printed directories with, in particular, the publication in May 2004 of a pocket edition on Paris for mobility usage and the widespread distribution of the "compact" format of the Paris PagesJaunes directory covering all of Paris *arrondissements* (in 2003, only the 15th *arrondissement* was covered). More generally, the rising revenues of PagesJaunes printed directories reflected the development of advertising products similar to local poster advertising.

Pro forma (1) revenues of online services jumped 20.9% during the first half of 2004, compared to the first half of 2003. Most of this growth came from the growth of revenues of pagesjaunes.fr, which skyrocketed 57% over the period, more than offsetting the 8.9% drop in Minitel revenues during the first half of 2004. The rise in revenues for Internet services came from the broadening of the line of products, such as the "Totem" poster offers of pagesjaunes.fr, as well as from an increase in rates below the increase in the audience. The number of advertisers on pagesjaunes.fr increased by 14%, from 251,298 at the end of June 2003, to 286,539 at the end of June 2004. The audience of pagesjaunes.fr surged 57% in one year, with 34.6 million visits in June 2004, compared to 22.1 million visits in June 2003 (5).

Pro forma (1) revenues of other businesses fell 39.7% as a result of the fall in sales of online access to databases, which resulted from the significant fall in rates imposed on France Télécom by a court decision in September 2003.

The pro forma (1) EBITDA (3) of the PagesJaunes in France segment increased 7.6% during the first half of 2004. The EBITDA (3) margin rate rose from 42.2% in the first half of 2003 to 43.6% in the first half of 2004. The cost of services and products sold fell 8% in the first half of 2004 due to improved management of costs and paper stocks, printing expenses, as well as the end of the payment of the annual royalty to Havas as of the year 2004. Commercial costs increased 4.8%.

PagesJaunes in France (on a pro forma basis) In millions of euros	Periods ended 30 June		
	2004	2003	Change 2004/2003
Printed directories	266.4	265.2	0.4%
Online services	122.8	101.6	20.9%
Other businesses	9.5	15.7	-39.7%
Revenues	398.7	382.6	4.2%
Cost of services and products sold	(84.8)	(92.1)	-8.0%
Commercial costs	(116.8)	(111.5)	4.8%
Administrative costs	(22.6)	(16.8)	34.6%
Research and development costs	(0.8)	(0.6)	31.9%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	173.8	161.6	7.6%
as a % of revenues	43.6%	42.2%	
Depreciation and amortisation (excluding goodwill)	(3.2)	(4.3)	-23.6%
Operating income	170.5	157.3	8.4%
as a % of revenues	42.8%	41.1%	

International & Subsidiaries segment

Pro forma (1) revenues of the International & Subsidiaries segment came in at 36.7 million euros during the first half of 2004, an increase of 3.5% over the first half of 2003. If we remove the impact of the difference in publishing timing (2) of the QDQ Media printed directories in Spain, this segment grew 10.4% in the first half of 2004.

QDQ Media's revenues rose 6.6% during the first half of 2004, compared to the first half of 2003. On a comparable publication basis (2), QDQ Media grew 22.7% in the first half of 2004. This result reflects the growth of average revenue per advertiser and a reduction of credit notes on published editions, an event that will not reoccur during the second half of 2004. Correcting for the reduction of credit notes, QDQ Media's revenues on a comparable publication basis (2) rose 13.9% during the first half of 2004. The innovations made to the printed directories (new format and new pagination) in March 2004 added to the directories' appeal to advertisers and users.

The share of revenues made by online activities represented 8% of revenues during the first half of 2004, compared to 5.1% during the first half of 2003. The number of QDQ Media Internet advertisers rose from 10,300 advertisers at the end of June 2003 to 15,900 advertisers at the end of June 2004.

Pro forma (1) revenues of the other subsidiaries, including Kompass France, Wanadoo Data and Mappy remained stable between the respective six-month periods.

The International & Subsidiaries segment reduced its operating loss, pro forma (1) EBITDA (3) from - 15.5 million euros in the first half of 2003 to - 6.4 million euros for the first half of 2004. The significant increase of EBITDA (3) was the result of the increase in revenues and the effects of QDQ Media's restructuring in 2003. Overall, the EBITDA (3) of the other subsidiaries was positive during the first half of 2004.

International & Subsidiaries (on a pro forma basis) In millions of euros	Periods ended 30 June		
	2004	2003	Change 2004/2003
QDQ Media	18.1	17.0	6.6%
Other subsidiaries	18.5	18.4	0.6%
Revenues	36.7	35.4	3.5%
Cost of services and products sold	(11.4)	(18.0)	-36.8%
Commercial costs	(24.0)	(25.4)	-5.4%
Administrative costs	(7.7)	(7.6)	1.3%
Research and development costs	-	-	-
EBITDA (Earnings before interest, tax, depreciation and amortisation)	(6.4)	(15.5)	-58.8%
as a % of revenues	-17.4%	-43.8%	
Depreciation and amortisation (excluding goodwill)	(1.9)	(2.1)	-13.1%
Operating income	(8.3)	(17.7)	-53.3%
as a % of revenues	-22.5%	-49.8%	

Prospects

PagesJaunes confirms its financial objectives:

- to achieve an average growth rate of consolidated revenues between 4% and 6% per year during the years 2004, 2005 and 2006,

- to generate EBITDA (3) of 400 million euros before employee profit-sharing in 2004 with respect to the PagesJaunes in France segment,

- to pursue the development of QDQ Media and to reach EBITDA (3) breakeven by the end of 2006,

- to distribute to shareholders the entirety of distributable profits for 2004.

Notes

(1) Pro forma : the consolidated pro forma figures reflect the consolidation of QDQ Media and Mappy as of the date on which they joined the France Télécom Group. The pro forma figures also include the transaction price of QDQ Media and Mappy, which were charged against the company's cash flow in the amount of 117 million euros. These figures do not include the results of certain of the Group's activities considered insignificant due to their size or to their activity (PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium).

(2) The publication of printed directories cannot be compared between the first half of 2003 and the first half of 2004. In France, the directories of Drôme and La Loire, which had been published in the second half of 2003, were published in the first half of 2004. Conversely, the directories of l'Essonne and Haut Rhin, which are larger, and which were published in the first half of 2003, will be published in the second half of 2004. In Spain, the Barcelona directory, which was published in the first half of 2003, will be distributed in September 2004.

(3) EBITDA: Earnings before interest, tax, depreciation and amortisation

(4) Source: ISL-Credoc, March 2004 ; the term "use" is defined as the use of a service at least once over the past 12 months by French people age 15 and over

(5) Source: Cybermétrie - Médiamétrie / eStat

About PagesJaunes

In France, PagesJaunes is the leading publisher of printed directories (the PagesJaunes directory and *l'Annuaire*) and of online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, undertaking their distribution and the sales of advertising spaces. PagesJaunes' business also includes Internet sites design and hosting, as well as the publication of the PagesPro B-to-B directory, the publication of the QuiDonc reverse directory, and the *régie publicitaire* (advertising representation) in France for the Europages European B-to-B directory.

Through several subsidiaries, PagesJaunes also publishes directories for the general public outside of France – in Spain, Lebanon and Luxembourg -, the Kompass directories (database of companies) in France, Spain, Belgium, and Luxembourg, and offers complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

With more than 561,000 advertisers in 2003, PagesJaunes is the second largest *régie publicitaire* (advertising representation) in France.

Contacts :

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Appendices:

Pro forma revenues

PagesJaunes in France In millions of euros	Periods ended 30 June 2004	2003	Change 2004/2003
Printed directories	266.4	265.2	0.4%
PagesJaunes directory	215.3	214.1	0.6%
l'Annuaire	51.1	51.1	0.0%
Online services	122.8	101.6	20.9%
Internet	68.5	43.6	57.0%
Minitel	43.1	47.3	-8.9%
Websites	11.3	10.8	5.2%
Other businesses	9.5	15.7	-39.7%
QuiDonc	3.9	4.2	-8.5%
Others *	5.6	11.5	-51.3%
* incl. PagesPro, sale of online access to databases, Europages			
Revenues	398.7	382.6	4.2%

International & Subsidiaries In millions of euros	Periods ended 30 June 2004	2003	Change 2004/2003
QDQ Media	18.1	17.0	6.6%
Other subsidiaries	18.5	18.4	0.6%
Kompass France	12.2	12.1	0,9%
Wanadoo Data	5.1	5.2	-1.2%
Mappy (ex-Wanadoo Maps)	1.2	1.2	4.6%
Revenues	36.7	35.4	3.5%

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex

Pro forma Profit and Loss Account

PagesJaunes Group	Periods ended 30 June		
	2004	2003	Change 2004/2003
In millions of euros			
PagesJaunes in France	398.7	382.6	4.2%
International & Subsidiaries	36.7	35.4	3.5%
Revenues	435.4	418.0	4.2%
Cost of services and products sold	(96.1)	(110.2)	-12.7%
Commercial costs	(140.8)	(136.9)	2.9%
Administrative costs	(30.3)	(24.3)	24.2%
Research and development costs	(0.8)	(0.6)	31.9%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	167.4	146.0	14.6%
as a % of revenues	38.4%	34.9%	
Depreciation and amortisation (excluding goodwill)	(5.1)	(6.4)	-20.1%
Operating income	162.3	139.6	16.2%
as a % of revenues	37.3%	33.4%	
Financial income (expense), net	5.7	10.5	-46.2%
Other non-operating income (expense), net	(4.4)	0.5	Nm
Corporate income tax	(59.5)	(56.6)	5.2%
Employee profit-sharing	(12.8)	(10.1)	26.9%
Share in net income of companies accounted for using the equity method	0.6	0.6	Nm
Income before goodwill amortisation and minority interests	91.8	84.5	8.6%
Goodwill amortisation	(2.9)	(2.9)	-
Minority interests	-	-	-
Consolidated net income of the Group	88.9	81.6	8.9%

Pro forma consolidated cash flow statement

In millions of euros	Periods ended 30 June	
	2004	2003
Net cash from operations	199.2	157.2
Cash used in investing activities	5.3	(16.4)
Cash used in financing activities	(195.5)	(258.2)
Net increase (decrease) in cash and cash equivalents	9.0	(117.4)
Effect of changes in exchange rates on cash and cash equivalents	-	(0.3)
Cash and cash equivalents – beginning of period	461.1	498.1
Cash and cash equivalents – end of period	470.0	380.4

Conversion of EBITDA into operational Free Cash Flow*

Periods ended 30 June In millions of euros	2004	2003	Change 2004 / 2003
EBITDA	167.4	146.0	14.6%
Employee profit-sharing	(12.8)	(10.1)	26.9%
EBITDA – Employee profit-sharing	154,6	135.9	13.7%
CAPEX	(2.8)	(6.6)	-56.7%
Change in WCR	105.7	63.1	67.6%
Operational Free cash flow*	257.5	192.4	33.8%

* EBITDA – Employee profit-sharing – Change in WCR - CAPEX

This document contains forward-looking statements. Although PagesJaunes believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of PagesJaunes domestic and international investments. The forward-looking statements contained in this document speak only as of the date of this document and PagesJaunes does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This document is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Unless otherwise stated in this document, all the accounting figures are presented on a pro forma consolidated basis (i.e., including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated as from their dates of consolidation by France Telecom and the pro forma financial statements reflect the cash acquisition prices of these entities.

pagesjaunes

Paris, September 23, 2004

New corporate governance structures established at PagesJaunes

- **Michel Combes appointed as Chairman of the Board of Directors**
- **Michel Datchary appointed as Chief Executive Officer**
- **Creation of ad hoc committees**

The Board of Directors of PagesJaunes met for the first time on September 23, 2004 and decided to split the functions of Chairman of the Board of Directors and Chief Executive Officer. From among its members, it elected Michel Combes, previously Chairman of the Supervisory Board of PagesJaunes, as Chairman of the Board of Directors of PagesJaunes and Michel Datchary, previously Chairman of the Management Board of PagesJaunes, as Chief Executive Officer of PagesJaunes.

The members of the Board of Directors of PagesJaunes, who were appointed by the General Meeting of Shareholders of May 27, 2004 and whose appointment took effect on September 23, 2004, are:

- Michel Combes, Chief Officer of France Télécom,
- Rémy Sautter, Chairman of the Supervisory Board of RTL,
- Olivier Barberot, Chief Officer of France Télécom,
- Jean-Hervé Lorenzi (co-opted by the Board of Directors on September 23, 2004 following the resignation of Frank E. Dangeard), Advisor to the Management Board of Compagnie Financière Edmond de Rothschild Banque,
- François de Carbonnel, Senior Advisor to Citigroup Global and Investment Bank,
- Elie Cohen, researcher and higher education teacher,
- Stéphane Pallez, Chief Officer of France Télécom,
- Patricia Langrand, Chief Officer of France Télécom.

Press Release

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Phone : +33 (0)1 46 23 30 00 – Fax : +33 (0)1 46 23 32 86

The Board of Directors decided to create an Audit Committee chaired by Rémy Sautter and a Remuneration and Appointments Committee chaired by François de Carbonnel. The Audit Committee is responsible for assisting the Board of Directors in the fulfilment of its missions and responsibilities in the financial field. The Remuneration and Appointments Committee is responsible for assisting the Board of Directors with the appointment and remuneration of company officers.

About PagesJaunes

PagesJaunes is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website design and hosting, the publication of the PagesPro B-to-B directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European B-to-B directory.

Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+ 33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+ 33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Investor Relations
Vincent Gouley
+ 33 1 46 23 40 92
vgouley@pagesjaunes.fr

pagesJaunes

Sèvres, October 22, 2004

PagesJaunes: revenue growth rate for the first 9 months of 2004 higher than targeted

- **Pro forma[1] consolidated revenues up 6.2% on a comparable publication basis[2] in the first nine months**
- **PagesJaunes in France: pro forma[1] revenues up 6.0% on a comparable publication basis[2] in the first nine months**
  - **Printed directories: improved revenue growth, +3.6%**
  - **Online directories: sustained rise in revenues for pagesjaunes.fr, +55.1%**
- **QDQ Media: pro forma[1] revenues up 17.9% on a comparable publication basis[2] in the first nine months**
  - **Internet directories (QDQ.com): revenues up 79.7%**

Pro forma[1] consolidated revenues of PagesJaunes totalled €279.7 million in the third quarter of 2004, a rise of 12.6% compared to the third quarter of 2003. On a comparable publication basis[2], pro forma[1] revenues rose 6.1% over the same period (see table 1 attached).

In the first nine months of 2004, pro forma[1] consolidated revenues of PagesJaunes totalled €715.1 million, a rise of 7.3% compared to the same period in 2003. On a comparable publication basis[2], pro forma[1] revenues rose 6.2% over the same period (see table 2 attached).

On the publication of PagesJaunes' revenue figures for the third quarter of 2004, Michel Datchary, Chief Executive Officer of PagesJaunes, stated:

"PagesJaunes' revenue growth in the first nine months of 2004 should enable us to meet the target we have set. The sustained growth of PagesJaunes in France comes essentially from printed directories, which recorded revenue growth of 3.6%, and from pagesjaunes.fr, which posted a rise of more than 55%. Outside France, QDQ Media achieved double-digit growth, driven in particular by the rapid advance of online revenues, which rose 79%."

Press Release

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

PagesJaunes in France segment: pro forma[1] revenues up 6.0% in the first nine months of 2004 on a comparable publication basis[2]

Pro forma[1] revenues of the PagesJaunes in France segment advanced 12.0% to €263.3 million in the third quarter of 2004. On a comparable publication basis[2], the revenues of the segment rose 6.2% over the same period (see table 3 attached).

In the first nine months of 2004, pro forma[1] revenues of the PagesJaunes in France segment totalled €662.1 million, a rise of 7.2%. On a comparable publication basis[2], the revenues of the segment rose 6.0% over the same period (see table 4 attached).

Printed directories: revenues up 3.6% on a comparable publication basis[2] in the first nine months

Pro forma[1] revenues of printed directories advanced 12.9% to €185.3 million in the third quarter of 2004, mainly as a result of a timing difference in the publication of directories. On a comparable publication basis[2], pro forma[1] revenues of printed directories rose 4.7% in the third quarter of 2004.

In the first nine months of 2004, pro forma[1] revenues of printed directories advanced 5.2% to €451.8 million. On a comparable publication basis[2], pro forma[1] revenues of printed directories rose 3.6% in the first nine months of 2004.

The European Association of Directory Publishers (EADP) awarded PagesJaunes a Special Commendation for the design of the PagesJaunes compact format directory, which was distributed in Paris in June. This award endorses PagesJaunes' policy of research and innovation both in the field of printed directories and in online technologies.

Online directories: revenues up 21.6% in the first nine months

Pro forma[1] revenues of online services advanced 22.9% to €65.2 million in the third quarter of 2004 compared to the third quarter of 2003. In the first nine months of 2004, revenues of online services rose 21.6% to €188 million.

This growth is primarily due to the increase in revenues of pagesjaunes.fr, which rose 51.8% in the third quarter of 2004 (55.1% in the first nine months of 2004), and more than offsets the decline in the Minitel-based service, which saw a 7.7% decrease in revenues in the third quarter of 2004 (-8.5% in the first nine months of 2004). For every €1 of revenues lost on PagesJaunes 3611, pagesjaunes.fr gained €6.3 of additional revenues in the first nine months of 2004.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

The number of advertisers on pagesjaunes.fr rose 14.8%, from 252,600 at the end of September 2003 to 289,900 at the end of September 2004. The audience of pagesjaunes.fr increased by 46% in one year, with 36.5 million visits in September 2004 compared to 25 million in September 2003[4] (see table 5 attached). Pagesjaunes.fr is the eighth most-visited website in France, with a reach rate of 30.9% in September 2004[5], and is the website most frequently consulted by executives in France[6]. The monthly reach rate[7] of pagesjaunes.fr among executives has risen 6.3 points in one year, from 23.5% to 29.8% this year. In the target group of corporate executives and managers the rate is even as high as 36%.

PagesJaunes has continued its strategy of enriching the content of the pagesjaunes.fr site, almost doubling the number of towns and cities with maps. There are now 2,196 such towns and cities on pagesjaunes.fr.

Other businesses
Pro forma[1] revenues of the other businesses decreased by 28.4% in the third quarter of 2004, mainly due to a decline in sales of online access to databases resulting from a substantial cut in selling prices imposed on France Télécom by a court ruling in September 2003. In the first nine months of 2004, revenues of other businesses, which were equivalent to 3% of the revenues of the PagesJaunes in France segment, decreased by 33.7%.

International & Subsidiaries segment: pro forma[1] revenues of QDQ Media up 17.9% in the first nine months of 2004

Pro forma[1] revenues of the International & Subsidiaries segment totalled €16.4 million in the third quarter of 2004, a rise of 22.7% compared to the third quarter of 2003 (see table 6 attached). After stripping out the effects of timing differences[2] in the publication of printed directories of QDQ Media in Spain, the growth in this segment amounts to 5.2% over the same period. In the first nine months of 2004, pro forma[1] revenues of the International & Subsidiaries segment totalled €53.1 million, a rise of 8.8% (see table 7 attached).

Revenues of QDQ Media advanced 17.9% in the first nine months of 2004 on a comparable publication basis[2]. Online revenues of QDQ Media advanced 79.7% to €2.4 million in the first nine months of 2004. The number of Internet advertisers of QDQ Media rose from 11,000 at the end of September 2003 to 19,800 at the end of September 2004.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Recent events:

PagesJaunes strengthens its presence in Luxembourg

PagesJaunes acquired 50% of the Luxembourg company Eurodirectory for €13.5 million on 14 October 2004. As a result of this transaction, PagesJaunes now controls 100% of this company. Eurodirectory holds 49% of Editus Luxembourg, a publisher of telephone directories in Luxembourg, alongside P&T Luxembourg.

Editus Luxembourg employs 96 people and reported 2003 revenues of €17.3 million and EBITDA(3) of €7.3 million, i.e. 42% of revenues.

Outlook:

Expanded Internet offering from PagesJaunes

PagesJaunes intends to complement its range of website creation services with the launch of a completely new entry-level service called "En Savoir +" in November 2004.

This attractively priced product will be based on an all-inclusive pack comprising a dedicated business communication area with structured, standardised content and links to video clips, audio spots, maps, directions, contact tools and an update service. The pack will also include a clickable link from the pagesjaunes.fr website to the area dedicated to the business concerned.

In addition, by the end of 2004, the local area search facility will be available for 900 towns and cities and photos will be available for seven new towns and cities on pagesjaunes.fr.

These initiatives will enrich the Internet offering of pagesjaunes.fr and thereby enhance the utility value of the Internet for its advertisers and users.

Project of change to the organisation

PagesJaunes is considering a change to its organisational structure with a view to optimising its operation. The aim would be to place the Group's two operational segments, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the Group as a whole. To this end, the operational activities of PagesJaunes SA would be transferred to a new subsidiary by means of a contribution at market value.

This new organisational structure would allow:

- a rationalisation of the structure of the Group, by separating Group management responsibilities from operational responsibilities, and better visibility on the operating performance of each of the two segments,
- more effective management and control of the various units within the Group.

The Works Council of PagesJaunes SA has been consulted on this project, which has also been presented to the competent authorities.

PagesJaunes intends to take a decision on the project shortly. If applicable, it will then be presented to the General Meeting of Shareholders of PagesJaunes SA.

This organisational change would not in any way alter the financial objectives announced at the time of the flotation of PagesJaunes, particularly with regard to the distribution of all of the distributable profit in respect of the relevant year. If the new legal structure is implemented, this would equate to the amount of distributable profit of the subsidiary carrying out the activities of PagesJaunes in France, in particular for the 2004 financial year.

However, this objective in no case constitutes a commitment on the part of PagesJaunes, and future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors of PagesJaunes deems relevant.

Furthermore, this organisational change would modify neither the financial structure of the Group nor the acquisition policy of the Group announced at the time of its flotation.

Finally, it would not alter the other financial targets of PagesJaunes:

- Average annual growth in consolidated revenues of between 4% and 6% in 2004, 2005 and 2006,
- EBITDA[(3)] of €400 million before employee profit-sharing for the PagesJaunes in France segment in 2004,
- Continued development of QDQ Media and EBITDA[(3)] at breakeven by the end of 2006.

About PagesJaunes

PagesJaunes, a 62% subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

Investor Relations
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Notes

(1) Pro forma: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy as of the date on which they joined the France Télécom Group. These figures do not include the revenues of a number of the Group's businesses which are considered insignificant due to their size or activity (PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium). The figures presented are unaudited.

(2) The publication basis for the printed directories in the first nine months of 2003 is not comparable to that for the first nine months of 2004. The directories for the Indre and Seine et Marne *départements*, which were published in September 2003, will be published in October 2004. The directories for the Yvelines and Maine et Loire *départements*, which were published in October and November 2003 respectively, were published in September 2004. In Spain, the Barcelona directory, which was published in the first half of 2003, has been distributed in September 2004.

(3) EBITDA: earnings before interest, tax, depreciation, amortisation.

(4) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server interrogation centres of PagesJaunes 3611.

(5) Source: Nielsen Netratings "Home & Work" - domain classification - September 2004.

(6) Source: IPSOS Media - "La France des Cadres actifs en 2004".

(7) Monthly reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period.

Appendices:

Table 1: Pro forma[1] consolidated revenues of the PagesJaunes Group in the third quarter of 2004

	Period from 1/07 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
PagesJaunes in France	263.3	235.1	12.0%
On comparable publication basis[2]	*263.3*	*248.0*	*6.2%*
International & Subsidiaries	16.4	13.4	22.7%
On comparable publication basis[2]	*16.4*	*15.6*	*5.2%*
Revenues	279.7	248.5	12.6%
On comparable publication basis[2]	*279.7*	*263.6*	*6.1%*

Table 2: Pro forma[1] consolidated revenues of the PagesJaunes Group in the first nine months of 2004

	Period from 1/01 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
PagesJaunes in France	662.1	617.7	7.2%
On comparable publication basis[2]	*662.1*	*624.3*	*6.0%*
International & Subsidiaries	53.1	48.8	8.8%
On comparable publication basis[2]	*53.1*	*48.8*	*8.8%*
Revenues	715.1	666.5	7.3%
On comparable publication basis[2]	*715.1*	*673.1*	*6.2%*

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 3: PagesJaunes in France segment - pro forma[1] revenues in the third quarter of 2004

In millions of euros	Period from 1/07 to 30/09		
	2004	2003	Change 2004/2003
Printed directories	185.3	164.1	12.9%
The PagesJaunes directory	152.5	132.8	14.8%
L'Annuaire	32.8	31.3	4.9%
Online services	65.2	53.0	22.9%
Internet	38.0	25.0	51.8%
Minitel	21.3	23.1	-7.7%
Websites	5.9	4.9	19.3%
Other businesses	12.8	17.9	-28.4%
QuiDonc	1.7	1.9	-12.6%
Others *	11.2	16.0	-30.3%
* including PagesPro, sale of online access to databases, Europages			
Revenues	263.3	235.1	12.0%

Table 4: PagesJaunes in France segment - pro forma[1] revenues in the first nine months of 2004

In millions of euros	Period from 1/01 to 30/09		
	2004	2003	Change 2004/2003
Printed directories	451.8	429.4	5.2%
The PagesJaunes directory	367.8	347.0	6.0%
L'Annuaire	83.9	82.4	1.8%
Online services	188.0	154.7	21.6%
Internet	106.5	68.7	55.1%
Minitel	64.3	70.3	-8.5%
Websites	17.2	15.7	9.6%
Other businesses	22.3	33.6	-33.7%
QuiDonc	5.6	6.2	-9.7%
Others *	16.7	27.5	-39.0%
* including PagesPro, sale of online access to databases, Europages			
Revenues	662.1	617.7	7.2%

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 5: Trend in the number of consultations of online[4] directories

(in millions per month)	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
PagesJaunes 3611	24	21	21	19	18
Pagesjaunes.fr	25	24	32	35	37
Total	49	45	53	54	55

Table 6: International & Subsidiaries Segment - pro forma[1] revenues in the third quarter of 2004

	Period from 1/07 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
QDQ Media	7.0	4.3	63.0%
Other subsidiaries	9.4	9.1	3.8%
Kompass France	6.1	5.8	4.4%
Wanadoo Data	2.6	2.6	1.3%
Mappy (formerly Wanadoo Maps)	0.7	0.7	9.2%
Revenues	16.4	13.4	22.7%

Table 7: International & Subsidiaries segment - pro forma[1] revenues in the first nine months of 2004

	Period from 1/01 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
QDQ Media	25.1	21.3	17.9%
Other subsidiaries	28.0	27.5	1.7%
Kompass France	18.3	17.9	2.1%
Wanadoo Data	7.8	7.8	-0.3%
Mappy (formerly Wanadoo Maps)	2.0	1.8	6.3%
Revenues	53.1	48.8	8.8%

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 8: Comparative revenue growth in the first half of 2004 and in the first nine months of 2004

	9 months 2004 / 9 months 2003	3rd quarter 2004 / 3rd quarter 2003	1st half 2004 / 1st half 2003
Printed directories	5.2%	12.9%	0.4%
On comparable publication basis(2)	*3.6%*	*4.7%*	*2.9%*
Online services	21.6%	22.9%	20.9%
Internet	55.1%	51.8%	57.0%
Minitel	-8.5%	-7.7%	-8.9%
Websites	9.6%	19.3%	5.2%
Other revenues	-33.7%	-28.4%	-39.7%
Quidonc	-9.7%	-12.6%	-8.5%
Others	-39.0%	-30.3%	-51.3%
PagesJaunes in France	7.2%	12.0%	4.2%
On comparable publication basis(2)	*6.0%*	*6.2%*	*6.0%*
QDQ	17.9%	63.0%	6.6%
On comparable publication basis(2)	*17.9%*	*7.1%*	*22.7%*
Other subsidiaries	1.7%	3.8%	0.6%
Kompass France	2.1%	4.4%	0.9%
Wanadoo Data	-0.3%	1.3%	-1.2%
Wanadoo Maps	6.3%	9.2%	4.6%
International & Subsidiaries	8.8%	22.7%	3.5%
On comparable publication basis(2)	*8.8%*	*5.2%*	*10.4%*
Total Group revenues	7.3%	12.6%	4.2%
On comparable publication basis(2)	*6.2%*	*6.1%*	*6.3%*

This document contains forward-looking statements. Although PagesJaunes believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of PagesJaunes' investments in France and abroad.

A description of the risks borne by PagesJaunes appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Base" of PagesJaunes S.A. filed with the French financial markets authority (AMF) under the number I. 04-104 on 3 June 2004. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Base".

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise in this document, all the accounting data are presented on a pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated with effect from their date of entry in the France Télécom consolidated group and the pro forma financial data reflect the cash acquisition prices of these entities.

SA à Conseil d'administration au capital de 55 757 922 Euros – 552 028 425 RCS Nanterre

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

pagesjaunes

Paris, 23 December 2004

Mixed general meeting: shareholders approve change to structure of PagesJaunes Group

At the mixed general meeting held on 23 December 2004, the shareholders of PagesJaunes approved a change to the organisational structure of the PagesJaunes Group. The aim is to place the Group's two operational segments, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the Group as a whole. To this end, the operational activities of PagesJaunes SA, renamed PagesJaunes Groupe, will be transferred to a new subsidiary on 31 December 2004 by means of a contribution at market value effective on 1 January 2004.

This new organisational structure will allow:

- a rationalisation of the structure of the Group, by separating Group management responsibilities from operational responsibilities, and better visibility on the operating performance of each of the two segments, and
- more effective management and control of the various units within the Group.

The presentation given to PagesJaunes shareholders at the general meeting of 23 December 2004 is available on the PagesJaunes corporate website at the following address:

http://www.bienvenue.pagesjaunes.fr/vous/finances/

About PagesJaunes

PagesJaunes, a 62% subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

Press Release

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investor Relations
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Sèvres, February 3, 2005

PagesJaunes Groupe: 7.3% growth in revenues and 25% growth in net income in 2004

- **Pro forma[1] consolidated revenues up 7.3% against a target of 4-6%**
- **EBITDA[2] of the PagesJaunes in France segment reaches €424.3 million against a target of €400 million**
- **EBITDA[2] loss of the International & Subsidiaries segment cut by two-thirds**
- **Pro forma[1] net attributable income of €228.2 million, up 25%**
- **Proposed dividend of €0.93 per share**

Pro forma[1] consolidated revenues of PagesJaunes Groupe totalled €984.1 million in 2004, a rise of 7.3% compared to 2003.

Pro forma[1] consolidated EBITDA[2] rose 23.7% to €413.4 million in 2004. The EBITDA[2] margin as a proportion of revenues increased by 5.6 points to 42% in 2004. This rise was due to revenue growth and the optimisation of editorial costs for printed directories (purchases of paper, printing and delivery of directories). The cost of services and products sold consequently decreased by 9.3%. Commercial expenses rose 3.0%, reflecting the acquisition of new advertising customers in France. Pro forma[1] operating income amounted to €403.1 million in 2004, a rise of 25.3%.

Pro forma[1] consolidated net attributable income totalled €228.2 million in 2004, compared to €182.6 million in 2003, a rise of 25%. In 2004, net attributable income included non-recurrent expenses of €8.1 million in respect of the company's stock market flotation (fees, advertising and communication expenses).

The meeting of the Board of Directors of PagesJaunes Groupe on February 2, 2005 resolved to propose to the General Meeting of Shareholders, to be held on April 12, 2005, that a dividend be paid of €0.93 per share. This represents the entire net income of PagesJaunes SA, the subsidiary carrying out the activities of PagesJaunes in France, in accordance with the targets set by the Group.

Press Release

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

On the publication of the 2004 full-year results of PagesJaunes Groupe, Michel Datchary, Chief Executive Officer, said:

"The management of PagesJaunes Groupe is delighted that the first set of full-year results since flotation show 25% growth in net income. This growth is the result of a particularly favourable combination of us having exceeded our sales targets and having optimised our operations. Group revenues rose 7.3%, against a target of 4-6%. The EBITDA of the PagesJaunes in France segment amounted to €424.3 million, compared to a target of €400 million. The EBITDA loss at QDQ Media was more than halved to €13 million."

Michel Combes, Chairman of the Board of Directors of PagesJaunes Groupe, said:

"The good results achieved by PagesJaunes Groupe in 2004 enable us to propose a dividend of €0.93 per share to our shareholders. PagesJaunes Groupe expects to maintain its course in 2005 and has set itself financial targets of consolidated revenue growth of 5-7% and consolidated EBITDA growth more than 10% excluding directory enquiries service."

PagesJaunes in France segment: 46.7% EBITDA margin(2)

Revenues: almost 100,000 new advertisers

The revenues of the PagesJaunes in France segment advanced 7.2% to €908.4 million in 2004. The total number of PagesJaunes advertisers increased by 22,656, or 4%, to 583,836 in 2004 due to the acquisition of 98,365 new advertisers, up 20% compared to 2003, and an improvement in the advertiser retention rate, which rose from 85.5% in 2003 to 86.5% in 2004.

This policy of new customer acquisition initiated by the Group made it possible to increase the Group's penetration rate(3) from 19% of the target market in 2003 to 20% in 2004.

At the same time, the extensive efforts made to develop the portfolio of existing customers enabled PagesJaunes to increase the average revenue per advertiser by 4% to €1,533.

Printed directories: 4% rise in revenues

Revenues from printed directories rose 4% to €618.9 million in 2004. This growth was driven by the PagesJaunes directory, which achieved a 4.7% rise to €505.2 million in 2004. L'Annuaire achieved growth of 1.0% to €113.8 million.

PagesJaunes has launched new advertising formats for its printed directories, featuring in particular a new pocket edition for Paris for people on the move. The number of advertisers in the printed directories rose 3.5% to 550,504 in 2004, and the average revenue per advertiser advanced 0.5% to €1,124.

Online services: 36 million visits to pagesjaunes.fr in December 2004[4]

Revenues from online services advanced 22.2% to €254.5 million in 2004. This growth was mainly due to the increase in revenues from pagesjaunes.fr, which grew 55.1% over the period, and more than offsets the decline in revenues from Minitel, which were down 8.2%.

The number of advertisers on pagesjaunes.fr increased by 15.3% to 307,953 as at the end of December 2004. The average revenue per advertiser on pagesjaunes.fr increased by 34.8% to €511 in 2004.

The average number of monthly visits to pagesjaunes.fr rose from 21.3 million in 2003 to 31.9 million in 2004[4], representing an annual rise of 50%. The monthly reach rate of pagesjaunes.fr was 31.5% in December 2004, compared to 25.3% in December 2003[5]. Pagesjaunes.fr was the eighth most-visited website in France in December 2004[5].

EBITDA[2]: 3.4 point rise in EBITDA margin

The pro forma[1] EBITDA[2] of the PagesJaunes in France segment increased by 15.5% to €424.3 million in 2004. The EBITDA[2] margin increased from 43.3% in 2003 to 46.7% in 2004.

This particularly favourable growth stems from the 8.8% reduction in cost of services and products sold due to the optimisation of editorial costs and the discontinuation of the payment to Havas of an annual fee of €9.1 million with effect from 2004. Commercial expenses rose 8.4% due to an increase in the sales force and its immediate supervisory personnel. In accordance with its commitments, PagesJaunes developed its commercial resources by recruiting more than 160 new sales staff, developing Prospects telesales and opening a new field Prospects sales channel in 2004.

International & Subsidiaries segment: EBITDA[2] loss cut by two-thirds

Revenues: 13.9% growth at QDQ Media

Pro forma[1] revenues of the International & Subsidiaries segment amounted to €75.7 million in 2004, a rise of 8.4% compared to 2003.

Revenues of QDQ Media advanced 13.9% to €36.5 million in 2004 due to growth in the average revenue per advertiser, which rose 27% to €492. The number of advertisers was 74,311 in 2004, down 10% compared to 2003, due to rationalisation of the customer portfolio. The growth in revenues resulted from innovations in printed directories (new format, new layout) and improved commercial productivity. Revenues from QDQ.com grew 100% to €3.5 million in 2004. Online sales accounted for 9.6% of revenues in 2004, compared to 5.5% in 2003. The number of advertisers on QDQ.com rose from 11,200 in 2003 to 24,685 in 2004.

The revenues of the other subsidiaries, including Kompass France, Wanadoo Data and Mappy, rose 3.8% in 2004 compared to 2003.

EBITDA[2]: significant reduction in losses at QDQ Media

The International & Subsidiaries segment reduced its operating loss. The pro forma[1] EBITDA[2] loss narrowed from €33.0 million in 2003 to €10.9 million in 2004.

The substantial improvement in pro forma[1] EBITDA[2] is due to the rise in revenues, the reduction in bad debts and the positive effects of the restructuring of QDQ Media initiated in 2003. The EBITDA[2] of QDQ Media stood at -€13 million in 2004 compared to -€34.5 million in the previous year, after write-offs of trade receivables.

Initial analysis of the impact of IFRS standards in 2004

The main differences in accounting methods resulting from the new international IFRS standards which have been identified by PagesJaunes Groupe and are liable to have a significant impact on its 2005 financial statements and comparative figures for 2004 essentially concern IFRS 2 on *Share-based payment*. This standard is expected to have an estimated impact of around €20 million on the gross operating profit of PagesJaunes Groupe in 2004, having regard to the fact that the company is still analysing the implementation of the IFRS 2 standard and the recent press release from the Conseil National de la Comptabilité of December 21, 2004 concerning company savings schemes. However, this standard is not expected to have an impact on the shareholders' equity of PagesJaunes Groupe at the beginning and end of the year.

Furthermore, the presentation of the income statement in accordance with IAS 1 on the presentation of financial statements is expected to result in employee profit-sharing (€29.9 million in 2004) and other non-operating expenses (€9.6 million in 2004) being reclassified under gross operating profit. It should also be noted that the goodwill will no longer be amortised, but will still be subject to impairment tests.

The adoption of the IFRS accounting framework is not expected to have any impact on the operating performance of the business segments, nor on the cash flow generated by PagesJaunes Groupe. The IFRS standards will have no impact on the distributive capacity and strategy of PagesJaunes Groupe.

To support this qualitative information, PagesJaunes Groupe plans to publish preliminary 2004 results compliant with IFRS in mid-April 2005.

Outlook

Acquisition of Télécontact (Morocco)

In line with the Group's intentions as stated at the time of its flotation, PagesJaunes Groupe is preparing to acquire the company Télécontact from France Télécom. Télécontact is the leading directory publisher in Morocco and generated revenues of €4.0 million[6] and EBITDA[2] of €0.9 million[6] in 2004.

Directory enquiries service

PagesJaunes Groupe plans to take part in the liberalisation of the French Directory enquiries market, although this market is not expected to be opened up until the fourth quarter of 2005.

Financial targets

PagesJaunes Groupe has set itself the following financial targets:

- Consolidated revenue growth of 5-7% in 2005,
- Consolidated EBITDA[2] growth more than 10% excluding directory enquiries service in 2005,
- Reaffirmed target of EBITDA[2] at breakeven at QDQ Media by the end of 2006,
- Maintained target of distributing entire net income from the Group's operating activities in respect of full-year 2005.

It should be noted that the dividend distribution target in no way constitutes a commitment on the part of PagesJaunes Groupe. Future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors and the shareholders of PagesJaunes Groupe deem relevant.

About PagesJaunes Groupe

PagesJaunes Groupe, a subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. The businesses of PagesJaunes Groupe also include website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

pagesjaunes

PagesJaunes Groupe also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy and, in the field of direct marketing, the sale of data files and the processing of marketing databases by Wanadoo Data.

With more than 580,000 advertisers in 2004, PagesJaunes Groupe is the second largest advertising representation in France.

Information on PagesJaunes Groupe is available at: http://www.pagesjaunesgroupe.com.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

PagesJaunes Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Notes

(1) Pro forma: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy with effect from the date on which they joined the France Télécom Group. The pro forma figures also reflect the transaction prices in respect of QDQ Media and Mappy, which have been charged to the company's cash position in an amount of €117 million.

(2) EBITDA: earnings before interest, tax, depreciation and amortisation.

(3) Penetration rate: the number of PagesJaunes advertisers as a proportion of the total number of businesses making up the company's target market in France (on the basis of data supplied by INSEE and the Agence des PME - 2001).

(4) Source: Médiamétrie / eStat - December 2004.

(5) Source: Nielsen Netratings "Home & Work", December 2004 - Monthly reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period.

(6) Provisional unaudited figures.

(7) Revenues on a comparable publication basis for the printed directories between the fourth quarter of 2004 and the fourth quarter of 2003. The directories for Yvelines and Maine et Loire, which were published in October 2003 (fourth quarter of 2003), were published in September 2004 (third quarter of 2004). The directories for Indre and Seine et Marne, which were published in September 2003 (third quarter of 2003), were published in October 2004 (fourth quarter of 2004).

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex - France
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Appendices:

Table 1: Main indicators of business activity in France

	2001	2002	2003	2004
Total number of advertisers (in thousands) [a]	548.2	560.5	561.2	583.8
of which number of new advertisers (in thousands) [b]	86.4	89.1	82.1	98.4
Advertisers in printed directories (in thousands)	520.6	531.3	532.0	550.5
Advertisers in online services (in thousands)	383.9	391.8	401.6	420.9
of which advertisers on pagesjaunes.fr at end December (and as percentage of total number of advertisers)	203.6 37.1%	231.8 41.4%	267.2 47.6%	308.0 52.7%
Average revenue per advertiser (in euros) [c]	1,342	1,384	1,477	1,533
Average revenue per advertiser in printed directories (in euros) [d]	1,044	1,063	1,118	1,124
Average revenue per advertiser on pagesjaunes.fr (in euros) [e]	251	297	380	511

[a] The number of advertisers includes all the advertisers during the year in question, including those purchasing advertising space in a PagesJaunes medium through an advertising agency. This number differs from that published by Wanadoo, which counts as a single advertiser all businesses placing advertising through an agency.
[b] Number of advertisers during the year who were not advertisers in the previous year.
[c] The average revenue per advertiser results from the division of the Company's revenues excluding QuiDonc and the sale of online access to databases ("advertising revenues") by the total number of advertisers.
[d] The average revenue per advertiser in the printed directories results from the division of the Company's revenues from printed directories by the total number of advertisers in the printed directories.
[e] The average revenue per advertiser on pagesjaunes.fr results from the division of the revenues from pagesjaunes.fr by the average number of advertisers on pagesjaunes.fr during the year in question (arithmetic average of the number of advertisers present at December 31 of the year in question and of the number of advertisers present at December 31 of the previous year).

Table 2: Pro forma consolidated statement of income

PagesJaunes Groupe In millions of euros	Periods ending 31 December		
	2004	2003	Change 2004/2003
Revenues	984.1	917.3	7.3%
Cost of services and products sold	(213.1)	(234.9)	-9.3%
Commercial expenses	(301.1)	(292.4)	3.0%
Administrative expenses	(55.3)	(54.0)	2.4%
Research and development expenses	(1.1)	(1.7)	-37.6%
EBITDA (earnings before interest, tax, depreciation and amortisation)	413.4	334.2	23.7%
as % of revenues	42.0%	36.4%	
Depreciation and amortisation (excluding goodwill)	(10.3)	(12.6)	-18.1%
Operating income	403.1	321.7	25.3%
as % of revenues	41.0%	35.1%	
Financial income (expenses), net	18.5	19.1	-3.3%
Other non-operating income (expenses), net	(9.6)	(3.1)	N/A
Corporate income tax	(148.8)	(123.4)	20.5%
Employee profit-sharing	(29.9)	(26.9)	11.4%
Share in net income of companies accounted for using the equity method	0.8	1.2	N/A
Goodwill amortisation	(5.9)	(5.9)	0.0%
Minority interests	-	-	-
Consolidated net attributable income	228.2	182.6	25.0%

Table 3: Results of the PagesJaunes in France segment

(Pro forma figures)	Periods ending 31 December		
	2004	2003	Change 2004/2003
In millions of euros			
Printed directories	618.9	595.0	4.0%
The PagesJaunes directory	505.2	482.4	4.7%
L'Annuaire	113.8	112.6	1.0%
Online services	254.5	208.2	22.2%
Internet	147.0	94.8	55.1%
Minitel	85.0	92.5	-8.2%
Websites	22.6	20.9	7.7%
Other businesses	34.9	44.3	-21.2%
QuiDonc	7.3	8.1	-10.4%
Others *	27.6	36.2	-23.6%
* including PagesPro, sale of online access to databases, Europages			
Revenues	908.4	847.5	7.2%
Cost of services and products sold	(188.8)	(207.1)	-8.8%
Commercial expenses	(253.5)	(233.8)	8.4%
Administrative expenses	(40.6)	(37.6)	8.0%
Research and development expenses	(1.1)	(1.7)	-37.6%
EBITDA (earnings before interest, tax, depreciation and amortisation)	424.3	367.2	15.5%
as % of revenues	46.7%	43.3%	
Depreciation and amortisation (excluding goodwill)	(6.7)	(8.4)	-20.5%
Operating income	417.6	358.8	16.4%
as % of revenues	46.0%	42.3%	

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 4: Results of the International & Subsidiaries segment

(Pro forma figures) In millions of euros	Periods ending 31 December 2004	2003	Change 2004/2003
QDQ Media	36.5	32.0	13.9%
Other subsidiaries	39.3	37.8	3.8%
Kompass France	24.7	24.2	2.1%
Wanadoo Data	11.5	11.0	4.9%
Mappy (formerly Wanadoo Maps)	3.0	2.6	14.8%
Revenues	75.7	69.8	8.4%
Cost of services and products sold	(24.3)	(27.8)	-12.6%
Commercial expenses	(47.6)	(58.5)	-18.8%
Administrative expenses	(14.7)	(16.4)	-10.4%
Research and development expenses	-	-	-
EBITDA (earnings before interest, tax, depreciation and amortisation)	(10.9)	(33.0)	-67.0%
as % of revenues	-14.3%	-47.2%	
Depreciation and amortisation (excluding goodwill)	(3.6)	(4.2)	-13.1%
Operating income	(14.5)	(37.1)	-61.0%
as % of revenues	-19.1%	-53.2%	

Table 5: Pro forma consolidated cash flow statement

In millions of euros	Periods ending 31 December 2004	2003
Net cash flow from operations	358.3	252.3
Net cash used in investing activities	(12.6)	(21.9)
Net cash used in financing activities	(179.0)	(267.1)
Net increase (decrease) in cash and cash equivalents	166.7	(36.7)
Effect of changes in exchange rates on cash and cash equivalents	-	(0.3)
Cash and cash equivalents – beginning of period	461.1	498.1
Cash and cash equivalents – end of period	627.8	461.1

SA à Conseil d'administration au capital de 55 757 922 Euros – 552 028 425 RCS Nanterre

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

Table 6: Pro forma consolidated net cash position

(In millions of euros)	31/12/2004	31/12/2003
Marketable securities	0.3	11.6
Cash and cash equivalents	627.8	461.1
Total marketable securities and cash and cash equivalents	628.0	472.7
Shareholder advances	3.3	3.3
Leasing liabilities	-	-
Other financial debt	11.3	12.9
Gross financial debt	14.6	16.2
Due in less than one year	14.6	16.2
Due in more than one year	-	-
Net cash position	613.5	456.5

Table 7: Consolidated balance sheet

(In millions of euros)	31/12/2004
ASSETS	
Net goodwill	73.3
Other net intangible fixed assets	2.1
Net tangible fixed assets	23.1
Investments accounted for using the equity method	15.5
Net investment securities	2.3
Other net long-term assets	1.5
Net long-term deferred tax	9.0
Total fixed assets	126.8
Inventories	12.4
Trade accounts receivable net of provisions	430.8
Net short-term deferred tax	17.1
Prepaid expenses and other current assets	84.9
Marketable securities	0.3
Cash and cash equivalents	644.1
Total current assets	1,189.6
TOTAL ASSETS	1,316.4

(In millions of euros) LIABILITIES	31/12/2004
Shareholders' equity	383.4
Minority interests	0
Long- and medium-term financial debt	0
Other long-term liabilities	30.4
Total long-term liabilities	30.4
Part of long- and medium-term financial debt due within one year	3.8
Bank overdrafts and other short-term borrowing	10.7
Trade accounts payable	107.0
Accrued expenses and other short-term provisions	241.5
Other liabilities	4.1
Deferred income	535.4
Total short-term liabilities	902.6
TOTAL LIABILITIES	1 316.4

Table 8: Pro forma revenues for the fourth quarter of 2004

(in millions of euros)	Period from 1/10 to 31/12		
	2004	2003	Change 2004/2003
Revenues of PagesJaunes in France	246.3	229.8	7.2%
On comparable publication basis (7)	*246.3*	*223.2*	*10.3%*
Printed directories	167.2	165.6	0.9%
On comparable publication basis (7)	*167.2*	*159.0*	*5.2%*
The PagesJaunes directory	137.3	135.4	1.4%
L'Annuaire	29.8	30.2	-1.2%
Online services	66.5	53.6	24.1%
Internet	40.5	26.1	55.0%
Minitel	20.6	22.2	-7.1%
Websites	5.4	5.2	2.2%
Other businesses	12.6	10.7	18.0%
QuiDonc	1.7	2.0	-12.5%
Others, including PagesPro, sale of online access, Europages	10.9	8.7	24.9%

PagesJaunes Groupe - 7, avenue de la Cristallerie - 92317 Sèvres Cedex – France
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86 - www.pagesjaunesgroupe.com

(in millions of euros)	Period from 1/10 to 31/12		
	2004	2003	Change 2004/2003
Revenues of International & Subsidiaries	22.7	21.0	7.7%
On comparable publication basis (7)	*22.7*	*21.0*	*7.7%*
QDQ Media	11.4	10.8	6.0%
On comparable publication basis (7)	*11.4*	*10.8*	*6.0%*
Other subsidiaries	11.3	10.3	9.5%
Kompass France	6.5	6.3	2.4%
Wanadoo Data	3.8	3.2	17.4%
Mappy (formerly Wanadoo Maps)	1.0	0.8	35.4%
Consolidated revenues	268.9	250.9	7.2%
On comparable publication basis	*268.9*	*244.2*	*10.1%*

This document contains forward-looking statements. Although PagesJaunes Groupe believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of the investments of the PagesJaunes Group in France and abroad.

A description of the risks borne by the PagesJaunes Group appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Base" of PagesJaunes S.A. filed with the French financial markets authority (AMF) under the number I. 04-104 on 3 June 2004. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Base".

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes Groupe does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise, all the accounting data are presented on a non audited pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated with effect from their date of entry in the France Télécom consolidated group and the pro forma financial data reflect the cash acquisition prices of these entities.

Exhibit B

DESCRIPTION OF ALL FRENCH-LANGUAGE PERIODIC PUBLICATIONS IN THE BALO*

Published in the BALO on:	Description of Document:
August 4, 2004	Notice published in the BALO, announcing the results of PagesJaunes' offering of 9.5 million Shares to qualifying employees of the France Telecom group of companies outside the United States and the disclosure of the exact additional number of shares to be listed on Euronext Paris.
August 27, 2004	Consolidated financial statements of PagesJaunes for the six months ended June 30, 2004, including auditor's review report.
October 29, 2004	Consolidated sales figures of PagesJaunes for the third quarter ended September 30, 2004.

* Only press releases reporting the half-year and third quarter results are available in English and included in Exhibit A.

Exhibit C

OFFERING DOCUMENTS SUBMITTED BY PAGESJAUNES TO THE AMF SINCE JANUARY 1, 2003

Registered by the AMF on:	Description of Document:
June 3, 2004	*Document de Base*, registered by the AMF under *visa* No. I.04-104, containing information with respect to PagesJaunes' business and management, risk factors relating to its business, a management discussion and analysis of PagesJaunes' financial condition and results of operations, audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and pro forma unaudited financial statements for the years ended December 31, 2003, 2002 and 2001.*
June 21, 2004	*Note d'opération*, registered by the AMF under *visa* No. 04-0614, containing a description of the terms and mechanics of the Global Offering**.

* English translations or summaries of these sections are included in the English-language Offering Memorandum, dated July 7, 2004, in connection with the International Offering, attached at Exhibit D.1.

** English translations or summaries of material information in the *Note d'opération* are included in the English-language Offering Memorandum, dated July 7, 2004, in connection with the International Offering, attached at Exhibit D.1.

Exhibit D

OFFERING DOCUMENTS OTHERWISE RELATED TO THE GLOBAL OFFERING

Exhibit D.1:

English language Offering Memorandum in connection with the International Offering, dated as of July 7, 2004.

Exhibit D.2:

Financial statements included in the English language Offering Memorandum in connection with the International Offering, dated July 7, 2004.

Exhibit E

DOCUMENT DISTRIBUTED TO SHAREHOLDERS BY PAGESJAUNES SINCE JANUARY 1, 2003

November 23, 2004

English summary of the circular distributed to PagesJaunes shareholders in connection with the transfer of certain assets to NEDIF, a *société anonyme* organized under the laws of France.

ENGLISH SUMMARY OF CIRCULAR DISTRIBUTED TO PAGESJAUNES SHAREHOLDERS IN CONNECTION WITH THE TRANSFER OF CERTAIN ASSSETS TO NEDIF

The mixed ordinary and extraordinary general meeting of shareholders, in conformity with statutory provisions and the by-laws of the company, is to be held in order to, among other things, ask PagesJaunes shareholders to ratify, deliberating on an extraordinary basis, the contribution of our "*annuaires*" business in France to NEDIF (wholly owned by PagesJaunes), as well as related transactions described hereinafter.

Approval of the contemplated contribution of assets by PagesJaunes to NEDIF

PagesJaunes is considering a change of its organizational structure with a view to optimizing its business. The purpose would be to place the two operational segments of the group, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the group as a whole. To this end, the operational activities of PagesJaunes SA would be transferred to a new subsidiary by means of a contribution of assets at real value.

This new organizational structure would allow:

- a rationalization of the structure of the group, by separating the responsibilities of the group management from operational responsibilities, and providing better visibility of the operating performance of each of the two segments,
- more effective management and control of the various units within the Group.

The Works Council of PagesJaunes SA has been consulted regarding this proposal. In a letter dated October 20, the *Autorité des Marchés Financiers* confirmed that this organizational change did not fall within the scope of article 5-6-6 of the CMF General Regulation insofar as it would not have the consequence of depriving the PagesJaunes group of any of its assets.

This organizational change would not modify the financial objectives announced at the time of IPO of PagesJaunes, particularly with regard to the distribution of all of the distributable profits in respect of the relevant year. If the new structure is implemented, this would correspond to the amount of distributable profits of the subsidiary carrying out the operational activities of PagesJaunes in France, and in particular for the 2004 fiscal year.

It should be noted that this objective in no case constitutes a commitment on the part of PagesJaunes, and future dividends will depend on the group's results of operations, its

financial condition and any other factor which the Board of Directors and the shareholders of PagesJaunes deem relevant.

Furthermore, this organizational change would modify neither the financial structure of the group nor the acquisition policy of the group announced at the time of the IPO.

Finally, it would not modify the other financial objectives of PagesJaunes, as these are described in section 7.2.1 of the "*Document de Base*" of PagesJaunes S.A. filed with the *Autorité des Marchés Financiers* under the number I. 04-104 on June 3, 2004, notably:

- average annual growth in consolidated revenues of between 4% and 6% in 2004, 2005 and 2006;
- EBITDA of €400 million before employee profit-sharing for the PagesJaunes in France segment in 2004; and
- continued development of QDQ Media and EBITDA at breakeven by the end of 2006.

A description of the risks borne by PagesJaunes appears in section 4.9 "*Analyse des risques du Groupe*" of the "*Document de Base*" of PagesJaunes S.A. filed with the *Autorité des Marchés Financiers* under the number I. 04-104 on June 3, 2004.

In order to implement this organizational change, PagesJaunes would contribute all its "*annuaires*" business in France to NEDIF (wholly owned by PagesJaunes), which would carry on the current operational activities of PagesJaunes.

The contribution of assets would be made at real value in order to permit the completion of this contribution of assets in full transparency to the market. Indeed, this organizational change would allow us to express the real value of our operational activities, and this under the control of appraisers appointed by the President of the Commercial Court of Nanterre. The real value at which these assets are contributed to NEDIF is €4,005,000,000. This valuation has been done under the control of appraisers that have prepared their reports in compliance with relevant statutory provisions.

These valuations have led to the conclusion that in consideration for the contribution of assets made by your company, NEDIF will issue 267,000,000 new shares, each with a nominal value of €15. These newly shares, that will be immediately negotiable, will give the right to receive any distribution that NEDIF may make as from the date of such capital increase and any dividend NEDIF may distribute in connection with the fiscal year ending December 31, 2004 and any subsequent fiscal year.

This contribution of assets would have a retroactive effect on January 1, 2004, all the actions made after such date would be deemed to have been made by NEDIF.

The draft contribution agreement that will be presented to you and that we are submitting to your vote has been evidenced by a contract dated November 10, 2004 and has been the subject of the required legal formalities of publicity.

Definitive completion of the contribution of assets by PagesJaunes to NEDIF

PagesJaunes shareholders are asked to decide that the contribution of assets will be definitively completed upon the approval of the aforementioned contribution of assets and of its corresponding share capital increase by the extraordinary general meeting of NEDIF (that will be convened for a shareholders' meeting to be held on December 31, 2004) and the fulfillment of those conditions set forth in article 4 of the draft contribution agreement (that will have to occur on December 31, 2004 at midnight at the latest).

pagesjaunes

Sèvres, 23 July 2004

PagesJaunes : sustained growth of revenues and profitability during the first half of 2004

Consolidated pro forma (1) revenues of 4.2% and 6.3% on a comparable publication basis (2)

Sharp 3.5-point increase in pro forma (1) consolidated Earnings before interest, tax, depreciation and amortisation (EBITDA) margin rate

Pro forma (1) EBITDA (3) margin rate of 43.6% for the PagesJaunes in France segment

Sharp increase in pro forma (1) EBITDA (3) on International & Subsidiaries segment, due to QDQ Media's improved operational performance

The pro forma (1) consolidated net income was 88.9 million euros

Due to the seasonal nature of the PagesJaunes business, results are usually lower in the first half of the year than they are in the second half. By way of illustration, in 2003, the EBITDA (3) of the first half of the year represented 44% of the annual EBITDA (3). This seasonal effect was more marked in the first half of 2004, due to the negative impact of the change in publication schedule (2).

PagesJaunes' consolidated pro forma (1) revenues came in at 435.4 million euros during the first half of 2004, a gain of 4.2% compared to the first half of 2003. On a comparable publication basis (2), pro forma (1) revenues rose 6.3%. This increase in revenues is primarily explained by addition of new offers on printed and online directories, the increase in average revenue per advertiser and the winning over of new clients in France.

Pro forma (1) EBITDA (3) amounted to 167.4 million euros during the first half of 2004, an increase of 14.6% over the first half of 2003. The EBITDA (3) margin rate rose 3.5 points to 38.4% in the first half of 2004. This improvement resulted from an increase in sales and effective control of all expenses, particularly the optimisation of publishing costs (paper purchases, printing and distribution) on distributed directories. The cost of services and products sold fell by 12.7% compared to the same period the previous year. Commercial costs, which include personnel expenses for the sales force, climbed 2.9%, while sales edged up 4.2% over the same period. Pro forma (1) operating income came in at 162.3 million euros during the first half of 2004, an increase of 16.2%. This result reflects the division by one-half of QDQ Media's losses in Spain.

The pro forma (1) consolidated net income was 88.9 million euros during the first half of 2004, compared to 81.6 million euros during the first half of 2003, an increase of 8.9%. We should note that the consolidated net income during the first

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex

half of 2004 included nonrecurring expenses of 7.1 million euros associated with the company's flotation (fees, advertising and communications expenses). If we strip out this impact, the pro forma (1) consolidated net income of PagesJaunes rose 14.2% over the same six-month period the previous year.

Michel Datchary, Chairman of the Board of PagesJaunes, made the following statement when the PagesJaunes' semi-annual results were published:

"The 2004 semi-annual results reflect sustained growth of our revenues and a significant improvement of our profitability: PagesJaunes confirms the financial objectives that it gave to its shareholders at the time that the company was floated. The increase in revenues reflects the successful launch of innovative advertising formats with both printed and online directories. This growth of the business, combined with rigorous cost management and the positive effects of QDQ Media's restructuring led to an increase in EBITDA margin."

PagesJaunes in France segment

Pro forma (1) revenues of the PagesJaunes in France segment rose 4.2% to 398.7 million euros in the first half of 2004. On a comparable publication basis (2), the segment's revenues rose 6% over the same period from the previous year. The utilisation rate of PagesJaunes' media remained high in March 2004 (4): 83% of those persons surveyed over the age of 15 used one of the PagesJaunes media at least once during the past 12 months, while 67.3% used at least once the PagesJaunes printed directory, and 19.3% used the Internet site pagesjaunes.fr. The appeal of the PagesJaunes media was seen in the gain of 19% of new additional clients at the end of June 2004, compared to the end of June 2003.

Pro forma (1) revenues of printed directories edged up 0.4% in the first half of 2004, primarily the result of a difference in the timing of the publication of the directories. On a comparable publication basis (2), revenues of printed directories rose 2.9% in the first half of 2004. PagesJaunes came out with new advertising formats on printed directories with, in particular, the publication in May 2004 of a pocket edition on Paris for mobility usage and the widespread distribution of the "compact" format of the Paris PagesJaunes directory covering all of Paris *arrondissements* (in 2003, only the 15th *arrondissement* was covered). More generally, the rising revenues of PagesJaunes printed directories reflected the development of advertising products similar to local poster advertising.

Pro forma (1) revenues of online services jumped 20.9% during the first half of 2004, compared to the first half of 2003. Most of this growth came from the growth of revenues of pagesjaunes.fr, which skyrocketed 57% over the period, more than offsetting the 8.9% drop in Minitel revenues during the first half of 2004. The rise in revenues for Internet services came from the broadening of the line of products, such as the "Totem" poster offers of pagesjaunes.fr, as well as from an increase in rates below the increase in the audience. The number of advertisers on pagesjaunes.fr increased by 14%, from 251,298 at the end of June 2003, to 286,539 at the end of June 2004. The audience of pagesjaunes.fr surged 57% in one year, with 34.6 million visits in June 2004, compared to 22.1 million visits in June 2003 (5).

Pro forma (1) revenues of other businesses fell 39.7% as a result of the fall in sales of online access to databases, which resulted from the significant fall in rates imposed on France Télécom by a court decision in September 2003.

The pro forma (1) EBITDA (3) of the PagesJaunes in France segment increased 7.6% during the first half of 2004. The EBITDA (3) margin rate rose from 42.2% in the first half of 2003 to 43.6% in the first half of 2004. The cost of services and products sold fell 8% in the first half of 2004 due to improved management of costs and paper stocks, printing expenses, as well as the end of the payment of the annual royalty to Havas as of the year 2004. Commercial costs increased 4.8%.

PagesJaunes in France (on a pro forma basis) In millions of euros	Periods ended 30 June		
	2004	2003	Change 2004/2003
Printed directories	266.4	265.2	0.4%
Online services	122.8	101.6	20.9%
Other businesses	9.5	15.7	-39.7%
Revenues	398.7	382.6	4.2%
Cost of services and products sold	(84.8)	(92.1)	-8.0%
Commercial costs	(116.8)	(111.5)	4.8%
Administrative costs	(22.6)	(16.8)	34.6%
Research and development costs	(0.8)	(0.6)	31.9%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	173.8	161.6	7.6%
as a % of revenues	43.6%	42.2%	
Depreciation and amortisation (excluding goodwill)	(3.2)	(4.3)	-23.6%
Operating income	170.5	157.3	8.4%
as a % of revenues	42.8%	41.1%	

International & Subsidiaries segment

Pro forma (1) revenues of the International & Subsidiaries segment came in at 36.7 million euros during the first half of 2004, an increase of 3.5% over the first half of 2003. If we remove the impact of the difference in publishing timing (2) of the QDQ Media printed directories in Spain, this segment grew 10.4% in the first half of 2004.

QDQ Media's revenues rose 6.6% during the first half of 2004, compared to the first half of 2003. On a comparable publication basis (2), QDQ Media grew 22.7% in the first half of 2004. This result reflects the growth of average revenue per advertiser and a reduction of credit notes on published editions, an event that will not reoccur during the second half of 2004. Correcting for the reduction of credit notes, QDQ Media's revenues on a comparable publication basis (2) rose 13.9% during the first half of 2004. The innovations made to the printed directories (new format and new pagination) in March 2004 added to the directories' appeal to advertisers and users.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex

The share of revenues made by online activities represented 8% of revenues during the first half of 2004, compared to 5.1% during the first half of 2003. The number of QDQ Media Internet advertisers rose from 10,300 advertisers at the end of June 2003 to 15,900 advertisers at the end of June 2004.

Pro forma (1) revenues of the other subsidiaries, including Kompass France, Wanadoo Data and Mappy remained stable between the respective six-month periods.

The International & Subsidiaries segment reduced its operating loss, pro forma (1) EBITDA (3) from - 15.5 million euros in the first half of 2003 to - 6.4 million euros for the first half of 2004. The significant increase of EBITDA (3) was the result of the increase in revenues and the effects of QDQ Media's restructuring in 2003. Overall, the EBITDA (3) of the other subsidiaries was positive during the first half of 2004.

International & Subsidiaries (on a pro forma basis) In millions of euros	Periods ended 30 June		
	2004	2003	Change 2004/2003
QDQ Media	18.1	17.0	6.6%
Other subsidiaries	18.5	18.4	0.6%
Revenues	36.7	35.4	3.5%
Cost of services and products sold	(11.4)	(18.0)	-36.8%
Commercial costs	(24.0)	(25.4)	-5.4%
Administrative costs	(7.7)	(7.6)	1.3%
Research and development costs	-	-	-
EBITDA (Earnings before interest, tax, depreciation and amortisation)	(6.4)	(15.5)	-58.8%
as a % of revenues	-17.4%	-43.8%	
Depreciation and amortisation (excluding goodwill)	(1.9)	(2.1)	-13.1%
Operating income	(8.3)	(17.7)	-53.3%
as a % of revenues	-22.5%	-49.8%	

Prospects

PagesJaunes confirms its financial objectives:

- to achieve an average growth rate of consolidated revenues between 4% and 6% per year during the years 2004, 2005 and 2006,

- to generate EBITDA (3) of 400 million euros before employee profit-sharing in 2004 with respect to the PagesJaunes in France segment,

- to pursue the development of QDQ Media and to reach EBITDA (3) breakeven by the end of 2006,

- to distribute to shareholders the entirety of distributable profits for 2004.

Notes

(1) Pro forma : the consolidated pro forma figures reflect the consolidation of QDQ Media and Mappy as of the date on which they joined the France Télécom Group. The pro forma figures also include the transaction price of QDQ Media and Mappy, which were charged against the company's cash flow in the amount of 117 million euros. These figures do not include the results of certain of the Group's activities considered insignificant due to their size or to their activity (PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium).

(2) The publication of printed directories cannot be compared between the first half of 2003 and the first half of 2004. In France, the directories of Drôme and La Loire, which had been published in the second half of 2003, were published in the first half of 2004. Conversely, the directories of l'Essonne and Haut Rhin, which are larger, and which were published in the first half of 2003, will be published in the second half of 2004. In Spain, the Barcelona directory, which was published in the first half of 2003, will be distributed in September 2004.

(3) EBITDA: Earnings before interest, tax, depreciation and amortisation

(4) Source: ISL-Credoc, March 2004 ; the term "use" is defined as the use of a service at least once over the past 12 months by French people age 15 and over

(5) Source: Cybermétrie - Médiamétrie / eStat

About PagesJaunes
In France, PagesJaunes is the leading publisher of printed directories (the PagesJaunes directory and *l'Annuaire*) and of online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, undertaking their distribution and the sales of advertising spaces. PagesJaunes' business also includes Internet sites design and hosting, as well as the publication of the PagesPro B-to-B directory, the publication of the QuiDonc reverse directory, and the *régie publicitaire* (advertising representation) in France for the Europages European B-to-B directory.

Through several subsidiaries, PagesJaunes also publishes directories for the general public outside of France – in Spain, Lebanon and Luxembourg -, the Kompass directories (database of companies) in France, Spain, Belgium, and Luxembourg, and offers complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

With more than 561,000 advertisers in 2003, PagesJaunes is the second largest *régie publicitaire* (advertising representation) in France.

Contacts :

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Investors
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

Appendices:

Pro forma revenues

PagesJaunes in France In millions of euros	Periods ended 30 June 2004	2003	Change 2004/2003
Printed directories	266.4	265.2	0.4%
PagesJaunes directory	215.3	214.1	0.6%
l'Annuaire	51.1	51.1	0.0%
Online services	122.8	101.6	20.9%
Internet	68.5	43.6	57.0%
Minitel	43.1	47.3	-8.9%
Websites	11.3	10.8	5.2%
Other businesses	9.5	15.7	-39.7%
QuiDonc	3.9	4.2	-8.5%
Others *	5.6	11.5	-51.3%
* incl. PagesPro, sale of online access to databases, Europages			
Revenues	398.7	382.6	4.2%

International & Subsidiaries In millions of euros	Periods ended 30 June 2004	2003	Change 2004/2003
QDQ Media	18.1	17.0	6.6%
Other subsidiaries	18.5	18.4	0.6%
Kompass France	12.2	12.1	0,9%
Wanadoo Data	5.1	5.2	-1.2%
Mappy (ex-Wanadoo Maps)	1.2	1.2	4.6%
Revenues	36.7	35.4	3.5%

Pro forma Profit and Loss Account

PagesJaunes Group In millions of euros	Periods ended 30 June 2004	2003	Change 2004/2003
PagesJaunes in France	398.7	382.6	4.2%
International & Subsidiaries	36.7	35.4	3.5%
Revenues	435.4	418.0	4.2%
Cost of services and products sold	(96.1)	(110.2)	-12.7%
Commercial costs	(140.8)	(136.9)	2.9%
Administrative costs	(30.3)	(24.3)	24.2%
Research and development costs	(0.8)	(0.6)	31.9%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	167.4	146.0	14.6%
as a % of revenues	38.4%	34.9%	
Depreciation and amortisation (excluding goodwill)	(5.1)	(6.4)	-20.1%
Operating income	162.3	139.6	16.2%
as a % of revenues	37.3%	33.4%	
Financial income (expense), net	5.7	10.5	-46.2%
Other non-operating income (expense), net	(4.4)	0.5	Nm
Corporate income tax	(59.5)	(56.6)	5.2%
Employee profit-sharing	(12.8)	(10.1)	26.9%
Share in net income of companies accounted for using the equity method	0.6	0.6	Nm
Income before goodwill amortisation and minority interests	91.8	84.5	8.6%
Goodwill amortisation	(2.9)	(2.9)	-
Minority interests	-	-	-
Consolidated net income of the Group	88.9	81.6	8.9%

Pro forma consolidated cash flow statement

In millions of euros	Periods ended 30 June 2004	2003
Net cash from operations	199.2	157.2
Cash used in investing activities	5.3	(16.4)
Cash used in financing activities	(195.5)	(258.2)
Net increase (decrease) in cash and cash equivalents	9.0	(117.4)
Effect of changes in exchange rates on cash and cash equivalents	-	(0.3)
Cash and cash equivalents – beginning of period	461.1	498.1
Cash and cash equivalents – end of period	470.0	380.4

Conversion of EBITDA into operational Free Cash Flow*

Periods ended 30 June In millions of euros	2004	2003	Change 2004 / 2003
EBITDA	167.4	146.0	14.6%
Employee profit-sharing	(12.8)	(10.1)	26.9%
EBITDA – Employee profit-sharing	154,6	135.9	13.7%
CAPEX	(2.8)	(6.6)	-56.7%
Change in WCR	105.7	63.1	67.6%
Operational Free cash flow*	257.5	192.4	33.8%

* EBITDA – Employee profit-sharing – Change in WCR - CAPEX

This document contains forward-looking statements. Although PagesJaunes believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of PagesJaunes domestic and international investments. The forward-looking statements contained in this document speak only as of the date of this document and PagesJaunes does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This document is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Unless otherwise stated in this document, all the accounting figures are presented on a pro forma consolidated basis (i.e., including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated as from their dates of consolidation by France Telecom and the pro forma financial statements reflect the cash acquisition prices of these entities.



pagesjaunes

Paris, September 23, 2004

New corporate governance structures established at PagesJaunes

- **Michel Combes appointed as Chairman of the Board of Directors**
- **Michel Datchary appointed as Chief Executive Officer**
- **Creation of ad hoc committees**

The Board of Directors of PagesJaunes met for the first time on September 23, 2004 and decided to split the functions of Chairman of the Board of Directors and Chief Executive Officer. From among its members, it elected Michel Combes, previously Chairman of the Supervisory Board of PagesJaunes, as Chairman of the Board of Directors of PagesJaunes and Michel Datchary, previously Chairman of the Management Board of PagesJaunes, as Chief Executive Officer of PagesJaunes.

The members of the Board of Directors of PagesJaunes, who were appointed by the General Meeting of Shareholders of May 27, 2004 and whose appointment took effect on September 23, 2004, are:

- Michel Combes, Chief Officer of France Télécom,
- Rémy Sautter, Chairman of the Supervisory Board of RTL,
- Olivier Barberot, Chief Officer of France Télécom,
- Jean-Hervé Lorenzi (co-opted by the Board of Directors on September 23, 2004 following the resignation of Frank E. Dangeard), Advisor to the Management Board of Compagnie Financière Edmond de Rothschild Banque,
- François de Carbonnel, Senior Advisor to Citigroup Global and Investment Bank,
- Elie Cohen, researcher and higher education teacher,
- Stéphane Pallez, Chief Officer of France Télécom,
- Patricia Langrand, Chief Officer of France Télécom.

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros – 552 028 RCS Nanterre

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Phone : +33 (0)1 46 23 30 00 – Fax : +33 (0)1 46 23 32 86

pagesjaunes

The Board of Directors decided to create an Audit Committee chaired by Rémy Sautter and a Remuneration and Appointments Committee chaired by François de Carbonnel. The Audit Committee is responsible for assisting the Board of Directors in the fulfilment of its missions and responsibilities in the financial field. The Remuneration and Appointments Committee is responsible for assisting the Board of Directors with the appointment and remuneration of company officers.

About PagesJaunes

PagesJaunes is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website design and hosting, the publication of the PagesPro B-to-B directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European B-to-B directory.

Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+ 33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+ 33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Investor Relations
Vincent Gouley
+ 33 1 46 23 40 92
vgouley@pagesjaunes.fr

pagesjaunes

Sèvres, October 22, 2004

PagesJaunes: revenue growth rate for the first 9 months of 2004 higher than targeted

- **Pro forma[1] consolidated revenues up 6.2% on a comparable publication basis[2] in the first nine months**
- **PagesJaunes in France: pro forma[1] revenues up 6.0% on a comparable publication basis[2] in the first nine months**
  - **Printed directories: improved revenue growth, +3.6%**
  - **Online directories: sustained rise in revenues for pagesjaunes.fr, +55.1%**
- **QDQ Media: pro forma[1] revenues up 17.9% on a comparable publication basis[2] in the first nine months**
  - **Internet directories (QDQ.com): revenues up 79.7%**

Pro forma[1] consolidated revenues of PagesJaunes totalled €279.7 million in the third quarter of 2004, a rise of 12.6% compared to the third quarter of 2003. On a comparable publication basis[2], pro forma[1] revenues rose 6.1% over the same period (see table 1 attached).

In the first nine months of 2004, pro forma[1] consolidated revenues of PagesJaunes totalled €715.1 million, a rise of 7.3% compared to the same period in 2003. On a comparable publication basis[2], pro forma[1] revenues rose 6.2% over the same period (see table 2 attached).

On the publication of PagesJaunes' revenue figures for the third quarter of 2004, Michel Datchary, Chief Executive Officer of PagesJaunes, stated:

"PagesJaunes' revenue growth in the first nine months of 2004 should enable us to meet the target we have set. The sustained growth of PagesJaunes in France comes essentially from printed directories, which recorded revenue growth of 3.6%, and from pagesjaunes.fr, which posted a rise of more than 55%. Outside France, QDQ Media achieved double-digit growth, driven in particular by the rapid advance of online revenues, which rose 79%."

Press Release

SA à Conseil d'administration au capital de 55 757 922 Euros – 552 028 425 RCS Nanterre

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

PagesJaunes in France segment: pro forma[1] revenues up 6.0% in the first nine months of 2004 on a comparable publication basis[2]

Pro forma[1] revenues of the PagesJaunes in France segment advanced 12.0% to €263.3 million in the third quarter of 2004. On a comparable publication basis[2], the revenues of the segment rose 6.2% over the same period (see table 3 attached).

In the first nine months of 2004, pro forma[1] revenues of the PagesJaunes in France segment totalled €662.1 million, a rise of 7.2%. On a comparable publication basis[2], the revenues of the segment rose 6.0% over the same period (see table 4 attached).

Printed directories: revenues up 3.6% on a comparable publication basis[2] in the first nine months

Pro forma[1] revenues of printed directories advanced 12.9% to €185.3 million in the third quarter of 2004, mainly as a result of a timing difference in the publication of directories. On a comparable publication basis[2], pro forma[1] revenues of printed directories rose 4.7% in the third quarter of 2004.

In the first nine months of 2004, pro forma[1] revenues of printed directories advanced 5.2% to €451.8 million. On a comparable publication basis[2], pro forma[1] revenues of printed directories rose 3.6% in the first nine months of 2004.

The European Association of Directory Publishers (EADP) awarded PagesJaunes a Special Commendation for the design of the PagesJaunes compact format directory, which was distributed in Paris in June. This award endorses PagesJaunes' policy of research and innovation both in the field of printed directories and in online technologies.

Online directories: revenues up 21.6% in the first nine months

Pro forma[1] revenues of online services advanced 22.9% to €65.2 million in the third quarter of 2004 compared to the third quarter of 2003. In the first nine months of 2004, revenues of online services rose 21.6% to €188 million.

This growth is primarily due to the increase in revenues of pagesjaunes.fr, which rose 51.8% in the third quarter of 2004 (55.1% in the first nine months of 2004), and more than offsets the decline in the Minitel-based service, which saw a 7.7% decrease in revenues in the third quarter of 2004 (-8.5% in the first nine months of 2004). For every €1 of revenues lost on PagesJaunes 3611, pagesjaunes.fr gained €6.3 of additional revenues in the first nine months of 2004.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

The number of advertisers on pagesjaunes.fr rose 14.8%, from 252,600 at the end of September 2003 to 289,900 at the end of September 2004. The audience of pagesjaunes.fr increased by 46% in one year, with 36.5 million visits in September 2004 compared to 25 million in September 2003[(4)] (see table 5 attached). Pagesjaunes.fr is the eighth most-visited website in France, with a reach rate of 30.9% in September 2004[(5)], and is the website most frequently consulted by executives in France[(6)]. The monthly reach rate[(7)] of pagesjaunes.fr among executives has risen 6.3 points in one year, from 23.5% to 29.8% this year. In the target group of corporate executives and managers the rate is even as high as 36%.

PagesJaunes has continued its strategy of enriching the content of the pagesjaunes.fr site, almost doubling the number of towns and cities with maps. There are now 2,196 such towns and cities on pagesjaunes.fr.

Other businesses

Pro forma[(1)] revenues of the other businesses decreased by 28.4% in the third quarter of 2004, mainly due to a decline in sales of online access to databases resulting from a substantial cut in selling prices imposed on France Télécom by a court ruling in September 2003. In the first nine months of 2004, revenues of other businesses, which were equivalent to 3% of the revenues of the PagesJaunes in France segment, decreased by 33.7%.

International & Subsidiaries segment: pro forma[(1)] revenues of QDQ Media up 17.9% in the first nine months of 2004

Pro forma[(1)] revenues of the International & Subsidiaries segment totalled €16.4 million in the third quarter of 2004, a rise of 22.7% compared to the third quarter of 2003 (see table 6 attached). After stripping out the effects of timing differences[(2)] in the publication of printed directories of QDQ Media in Spain, the growth in this segment amounts to 5.2% over the same period. In the first nine months of 2004, pro forma[(1)] revenues of the International & Subsidiaries segment totalled €53.1 million, a rise of 8.8% (see table 7 attached).

Revenues of QDQ Media advanced 17.9% in the first nine months of 2004 on a comparable publication basis[(2)]. Online revenues of QDQ Media advanced 79.7% to €2.4 million in the first nine months of 2004. The number of Internet advertisers of QDQ Media rose from 11,000 at the end of September 2003 to 19,800 at the end of September 2004.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Recent events:

PagesJaunes strengthens its presence in Luxembourg

PagesJaunes acquired 50% of the Luxembourg company Eurodirectory for €13.5 million on 14 October 2004. As a result of this transaction, PagesJaunes now controls 100% of this company. Eurodirectory holds 49% of Editus Luxembourg, a publisher of telephone directories in Luxembourg, alongside P&T Luxembourg.

Editus Luxembourg employs 96 people and reported 2003 revenues of €17.3 million and EBITDA(3) of €7.3 million, i.e. 42% of revenues.

Outlook:

Expanded Internet offering from PagesJaunes

PagesJaunes intends to complement its range of website creation services with the launch of a completely new entry-level service called "En Savoir +" in November 2004.

This attractively priced product will be based on an all-inclusive pack comprising a dedicated business communication area with structured, standardised content and links to video clips, audio spots, maps, directions, contact tools and an update service. The pack will also include a clickable link from the pagesjaunes.fr website to the area dedicated to the business concerned.

In addition, by the end of 2004, the local area search facility will be available for 900 towns and cities and photos will be available for seven new towns and cities on pagesjaunes.fr.

These initiatives will enrich the Internet offering of pagesjaunes.fr and thereby enhance the utility value of the Internet for its advertisers and users.

Project of change to the organisation

PagesJaunes is considering a change to its organisational structure with a view to optimising its operation. The aim would be to place the Group's two operational segments, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the Group as a whole. To this end, the operational activities of PagesJaunes SA would be transferred to a new subsidiary by means of a contribution at market value.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

This new organisational structure would allow:

- a rationalisation of the structure of the Group, by separating Group management responsibilities from operational responsibilities, and better visibility on the operating performance of each of the two segments,
- more effective management and control of the various units within the Group.

The Works Council of PagesJaunes SA has been consulted on this project, which has also been presented to the competent authorities.

PagesJaunes intends to take a decision on the project shortly. If applicable, it will then be presented to the General Meeting of Shareholders of PagesJaunes SA.

This organisational change would not in any way alter the financial objectives announced at the time of the flotation of PagesJaunes, particularly with regard to the distribution of all of the distributable profit in respect of the relevant year. If the new legal structure is implemented, this would equate to the amount of distributable profit of the subsidiary carrying out the activities of PagesJaunes in France, in particular for the 2004 financial year.

However, this objective in no case constitutes a commitment on the part of PagesJaunes, and future dividends will depend on the Group's results, its financial situation and any other factor which the Board of Directors of PagesJaunes deems relevant.

Furthermore, this organisational change would modify neither the financial structure of the Group nor the acquisition policy of the Group announced at the time of its flotation.

Finally, it would not alter the other financial targets of PagesJaunes:

- Average annual growth in consolidated revenues of between 4% and 6% in 2004, 2005 and 2006,
- EBITDA(3) of €400 million before employee profit-sharing for the PagesJaunes in France segment in 2004,
- Continued development of QDQ Media and EBITDA(3) at breakeven by the end of 2006.

About PagesJaunes

PagesJaunes, a 62% subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Adir-Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
oadir@pagesjaunes.fr

Investor Relations
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Notes

(1) Pro forma: the pro forma consolidated figures reflect the consolidation of QDQ Media and Mappy as of the date on which they joined the France Télécom Group. These figures do not include the revenues of a number of the Group's businesses which are considered insignificant due to their size or activity (PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium). The figures presented are unaudited.

(2) The publication basis for the printed directories in the first nine months of 2003 is not comparable to that for the first nine months of 2004. The directories for the Indre and Seine et Marne *départements*, which were published in September 2003, will be published in October 2004. The directories for the Yvelines and Maine et Loire *départements*, which were published in October and November 2003 respectively, were published in September 2004. In Spain, the Barcelona directory, which was published in the first half of 2003, has been distributed in September 2004.

(3) EBITDA: earnings before interest, tax, depreciation, amortisation.

(4) Source: Cybermétrie - Médiamétrie / eStat for the number of visits to pagesjaunes.fr and the number of requests made at the server interrogation centres of PagesJaunes 3611.

(5) Source: Nielsen Netratings "Home & Work" - domain classification - September 2004.

(6) Source: IPSOS Media – "La France des Cadres actifs en 2004".

(7) Monthly reach rate: number of Internet users visiting the site at least once in the month in question as a proportion of the actual number of active Internet users during this period.

Appendices:

Table 1: Pro forma[1] consolidated revenues of the PagesJaunes Group in the third quarter of 2004

In millions of euros	Period from 1/07 to 30/09		
	2004	2003	Change 2004/2003
PagesJaunes in France	263.3	235.1	12.0%
On comparable publication basis[2]	*263.3*	*248.0*	*6.2%*
International & Subsidiaries	16.4	13.4	22.7%
On comparable publication basis[2]	*16.4*	*15.6*	*5.2%*
Revenues	279.7	248.5	12.6%
On comparable publication basis[2]	*279.7*	*263.6*	*6.1%*

Table 2: Pro forma[1] consolidated revenues of the PagesJaunes Group in the first nine months of 2004

In millions of euros	Period from 1/01 to 30/09		
	2004	2003	Change 2004/2003
PagesJaunes in France	662.1	617.7	7.2%
On comparable publication basis[2]	*662.1*	*624.3*	*6.0%*
International & Subsidiaries	53.1	48.8	8.8%
On comparable publication basis[2]	*53.1*	*48.8*	*8.8%*
Revenues	715.1	666.5	7.3%
On comparable publication basis[2]	*715.1*	*673.1*	*6.2%*

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 3: PagesJaunes in France segment - pro forma[1] revenues in the third quarter of 2004

In millions of euros	Period from 1/07 to 30/09		
	2004	2003	Change 2004/2003
Printed directories	185.3	164.1	12.9%
The PagesJaunes directory	152.5	132.8	14.8%
L'Annuaire	32.8	31.3	4.9%
Online services	65.2	53.0	22.9%
Internet	38.0	25.0	51.8%
Minitel	21.3	23.1	-7.7%
Websites	5.9	4.9	19.3%
Other businesses	12.8	17.9	-28.4%
QuiDonc	1.7	1.9	-12.6%
Others *	11.2	16.0	-30.3%
* including PagesPro, sale of online access to databases, Europages			
Revenues	263.3	235.1	12.0%

Table 4: PagesJaunes in France segment - pro forma[1] revenues in the first nine months of 2004

In millions of euros	Period from 1/01 to 30/09		
	2004	2003	Change 2004/2003
Printed directories	451.8	429.4	5.2%
The PagesJaunes directory	367.8	347.0	6.0%
L'Annuaire	83.9	82.4	1.8%
Online services	188.0	154.7	21.6%
Internet	106.5	68.7	55.1%
Minitel	64.3	70.3	-8.5%
Websites	17.2	15.7	9.6%
Other businesses	22.3	33.6	-33.7%
QuiDonc	5.6	6.2	-9.7%
Others *	16.7	27.5	-39.0%
* including PagesPro, sale of online access to databases, Europages			
Revenues	662.1	617.7	7.2%

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 5: Trend in the number of consultations of online[4] directories

(in millions per month)	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004
PagesJaunes 3611	24	21	21	19	18
Pagesjaunes.fr	25	24	32	35	37
Total	49	45	53	54	55

Table 6: International & Subsidiaries Segment - pro forma[1] revenues in the third quarter of 2004

	Period from 1/07 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
QDQ Media	7.0	4.3	63.0%
Other subsidiaries	9.4	9.1	3.8%
Kompass France	6.1	5.8	4.4%
Wanadoo Data	2.6	2.6	1.3%
Mappy (formerly Wanadoo Maps)	0.7	0.7	9.2%
Revenues	16.4	13.4	22.7%

Table 7: International & Subsidiaries segment - pro forma[1] revenues in the first nine months of 2004

	Period from 1/01 to 30/09		
In millions of euros	2004	2003	Change 2004/2003
QDQ Media	25.1	21.3	17.9%
Other subsidiaries	28.0	27.5	1.7%
Kompass France	18.3	17.9	2.1%
Wanadoo Data	7.8	7.8	-0.3%
Mappy (formerly Wanadoo Maps)	2.0	1.8	6.3%
Revenues	53.1	48.8	8.8%

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

Table 8: Comparative revenue growth in the first half of 2004 and in the first nine months of 2004

	9 months 2004 / 9 months 2003	3rd quarter 2004 / 3rd quarter 2003	1st half 2004 / 1st half 2003
Printed directories	5.2%	12.9%	0.4%
On comparable publication basis(2)	*3.6%*	*4.7%*	*2.9%*
Online services	21.6%	22.9%	20.9%
Internet	55.1%	51.8%	57.0%
Minitel	-8.5%	-7.7%	-8.9%
Websites	9.6%	19.3%	5.2%
Other revenues	-33.7%	-28.4%	-39.7%
Quidonc	-9.7%	-12.6%	-8.5%
Others	-39.0%	-30.3%	-51.3%
PagesJaunes in France	7.2%	12.0%	4.2%
On comparable publication basis(2)	*6.0%*	*6.2%*	*6.0%*
QDQ	17.9%	63.0%	6.6%
On comparable publication basis(2)	*17.9%*	*7.1%*	*22.7%*
Other subsidiaries	1.7%	3.8%	0.6%
Kompass France	2.1%	4.4%	0.9%
Wanadoo Data	-0.3%	1.3%	-1.2%
Wanadoo Maps	6.3%	9.2%	4.6%
International & Subsidiaries	8.8%	22.7%	3.5%
On comparable publication basis(2)	*8.8%*	*5.2%*	*10.4%*
Total Group revenues	7.3%	12.6%	4.2%
On comparable publication basis(2)	*6.2%*	*6.1%*	*6.3%*

This document contains forward-looking statements. Although PagesJaunes believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effect of competition; PagesJaunes usage level; the success of PagesJaunes' investments in France and abroad.

A description of the risks borne by PagesJaunes appears in section 4.9 "Analyse des risques du Groupe" of the "Document de Base" of PagesJaunes S.A. filed with the French financial markets authority (AMF) under the number I. 04-104 on 3 June 2004. A description of the objectives of the PagesJaunes Group appears in chapter VII of the "Document de Base".

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 – Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

The forward-looking statements contained in this document apply only from the date of this document, and PagesJaunes does not undertake to update any of these statements to take account of events or circumstances arising after the date of the said document or to take account of the occurrence of unexpected events.

Unless stated otherwise in this document, all the accounting data are presented on a pro forma consolidated basis (including PagesJaunes S.A., Kompass France, QDQ Media, Mappy S.A., Wanadoo Data and Eurodirectory S.A.); QDQ Media and Mappy S.A. are consolidated with effect from their date of entry in the France Télécom consolidated group and the pro forma financial data reflect the cash acquisition prices of these entities.

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr

pagesjaunes

Paris, 23 December 2004

Mixed general meeting: shareholders approve change to structure of PagesJaunes Group

At the mixed general meeting held on 23 December 2004, the shareholders of PagesJaunes approved a change to the organisational structure of the PagesJaunes Group. The aim is to place the Group's two operational segments, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the Group as a whole. To this end, the operational activities of PagesJaunes SA, renamed PagesJaunes Groupe, will be transferred to a new subsidiary on 31 December 2004 by means of a contribution at market value effective on 1 January 2004.

This new organisational structure will allow:

- a rationalisation of the structure of the Group, by separating Group management responsibilities from operational responsibilities, and better visibility on the operating performance of each of the two segments, and
- more effective management and control of the various units within the Group.

The presentation given to PagesJaunes shareholders at the general meeting of 23 December 2004 is available on the PagesJaunes corporate website at the following address:

http://www.bienvenue.pagesjaunes.fr/vous/finances/

About PagesJaunes

PagesJaunes, a 62% subsidiary of France Télécom, is France's leading publisher of printed directories (the PagesJaunes directory and L'Annuaire) and online directories (pagesjaunes.fr, PagesJaunes 3611) for the general public, handling their distribution and the sale of advertising space. With more than 561,000 advertisers in 2003, PagesJaunes is the second largest advertising representation in France. PagesJaunes' business also includes website creation and hosting, the publication of the PagesPro BtoB directories, the publication of the QuiDonc reverse directory and the advertising representation in France for the Europages European BtoB directory.

Press Release

PagesJaunes
7, avenue de la Cristallerie - 92317 Sèvres Cedex
Telephone: +33 1 46 23 30 00 - Fax: +33 1 46 23 32 86
www.bienvenue.pagesjaunes.fr



Through its various subsidiaries, PagesJaunes also publishes directories for the general public outside France - in Spain, Lebanon and Luxembourg - and the Kompass directories (company databases) in France, Spain, Belgium and Luxembourg. It also provides complementary services such as the geographic services of Mappy S.A. and the sale by Wanadoo Data of data files initially created for the production of directories.

Contacts:

PagesJaunes Press
Thomas Barbelet / Orith Tabeur
+33 1 46 23 34 64
tbarbelet@pagesjaunes.fr
otabeur@pagesjaunes.fr

PagesJaunes Investor Relations
Vincent Gouley
+33 1 46 23 40 92
vgouley@pagesjaunes.fr

France Télécom Press
Nilou du Castel / Bertrand Deronchaine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
bertrand.deronchaine@francetelecom.com

Exhibit B

DESCRIPTION OF ALL FRENCH-LANGUAGE PERIODIC PUBLICATIONS IN THE BALO*

Published in the BALO on:	Description of Document:
August 4, 2004	Notice published in the BALO, announcing the results of PagesJaunes' offering of 9.5 million Shares to qualifying employees of the France Telecom group of companies outside the United States and the disclosure of the exact additional number of shares to be listed on Euronext Paris.
August 27, 2004	Consolidated financial statements of PagesJaunes for the six months ended June 30, 2004, including auditor's review report.
October 29, 2004	Consolidated sales figures of PagesJaunes for the third quarter ended September 30, 2004.

* Only press releases reporting the half-year and third quarter results are available in English and included in Exhibit A.

Exhibit C

OFFERING DOCUMENTS SUBMITTED BY PAGESJAUNES TO THE AMF SINCE JANUARY 1, 2003

Registered by the AMF on:	Description of Document:
June 3, 2004	*Document de Base*, registered by the AMF under *visa* No. I.04-104, containing information with respect to PagesJaunes' business and management, risk factors relating to its business, a management discussion and analysis of PagesJaunes' financial condition and results of operations, audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and pro forma unaudited financial statements for the years ended December 31, 2003, 2002 and 2001.*
June 21, 2004	*Note d'opération*, registered by the AMF under *visa* No. 04-0614, containing a description of the terms and mechanics of the Global Offering**.

* English translations or summaries of these sections are included in the English-language Offering Memorandum, dated July 7, 2004, in connection with the International Offering, attached at Exhibit D.

** English translations or summaries of material information in the *Note d'opération* are included in the English-language Offering Memorandum, dated July 7, 2004, in connection with the International Offering, attached at Exhibit D

Exhibit D

OFFERING DOCUMENTS OTHERWISE RELATED TO THE GLOBAL OFFERING

English language Offering Memorandum in connection with the International Offering, dated as of July 7, 2004.

ENGLISH SUMMARY OF CIRCULAR DISTRIBUTED TO PAGESJAUNES SHAREHOLDERS IN CONNECTION WITH THE TRANSFER OF CERTAIN ASSSETS TO NEDIF

The mixed ordinary and extraordinary general meeting of shareholders, in conformity with statutory provisions and the by-laws of the company, is to be held in order to, among other things, ask PagesJaunes shareholders to ratify, deliberating on an extraordinary basis, the contribution of our "*annuaires*" business in France to NEDIF (wholly owned by PagesJaunes), as well as related transactions described hereinafter.

Approval of the contemplated contribution of assets by PagesJaunes to NEDIF

PagesJaunes is considering a change of its organizational structure with a view to optimizing its business. The purpose would be to place the two operational segments of the group, "PagesJaunes in France" and "International & Subsidiaries", under a holding company responsible for managing and monitoring the group as a whole. To this end, the operational activities of PagesJaunes SA would be transferred to a new subsidiary by means of a contribution of assets at real value.

This new organizational structure would allow:

- a rationalization of the structure of the group, by separating the responsibilities of the group management from operational responsibilities, and providing better visibility of the operating performance of each of the two segments,
- more effective management and control of the various units within the Group.

The Works Council of PagesJaunes SA has been consulted regarding this proposal. In a letter dated October 20, the *Autorité des Marchés Financiers* confirmed that this organizational change did not fall within the scope of article 5-6-6 of the CMF General Regulation insofar as it would not have the consequence of depriving the PagesJaunes group of any of its assets.

This organizational change would not modify the financial objectives announced at the time of IPO of PagesJaunes, particularly with regard to the distribution of all of the distributable profits in respect of the relevant year. If the new structure is implemented, this would correspond to the amount of distributable profits of the subsidiary carrying out the operational activities of PagesJaunes in France, and in particular for the 2004 fiscal year.

It should be noted that this objective in no case constitutes a commitment on the part of PagesJaunes, and future dividends will depend on the group's results of operations, its

financial condition and any other factor which the Board of Directors and the shareholders of PagesJaunes deem relevant.

Furthermore, this organizational change would modify neither the financial structure of the group nor the acquisition policy of the group announced at the time of the IPO.

Finally, it would not modify the other financial objectives of PagesJaunes, as these are described in section 7.2.1 of the "*Document de Base*" of PagesJaunes S.A. filed with the *Autorité des Marchés Financiers* under the number I. 04-104 on June 3, 2004, notably:

- average annual growth in consolidated revenues of between 4% and 6% in 2004, 2005 and 2006;
- EBITDA of €400 million before employee profit-sharing for the PagesJaunes in France segment in 2004; and
- continued development of QDQ Media and EBITDA at breakeven by the end of 2006.

A description of the risks borne by PagesJaunes appears in section 4.9 "*Analyse des risques du Groupe*" of the "*Document de Base*" of PagesJaunes S.A. filed with the *Autorité des Marchés Financiers* under the number I. 04-104 on June 3, 2004.

In order to implement this organizational change, PagesJaunes would contribute all its "*annuaires*" business in France to NEDIF (wholly owned by PagesJaunes), which would carry on the current operational activities of PagesJaunes.

The contribution of assets would be made at real value in order to permit the completion of this contribution of assets in full transparency to the market. Indeed, this organizational change would allow us to express the real value of our operational activities, and this under the control of appraisers appointed by the President of the Commercial Court of Nanterre. The real value at which these assets are contributed to NEDIF is €4,005,000,000. This valuation has been done under the control of appraisers that have prepared their reports in compliance with relevant statutory provisions.

These valuations have led to the conclusion that in consideration for the contribution of assets made by your company, NEDIF will issue 267,000,000 new shares, each with a nominal value of €15. These newly shares, that will be immediately negotiable, will give the right to receive any distribution that NEDIF may make as from the date of such capital increase and any dividend NEDIF may distribute in connection with the fiscal year ending December 31, 2004 and any subsequent fiscal year.

This contribution of assets would have a retroactive effect on January 1, 2004, all the actions made after such date would be deemed to have been made by NEDIF.

The draft contribution agreement that will be presented to you and that we are submitting to your vote has been evidenced by a contract dated November 10, 2004 and has been the subject of the required legal formalities of publicity.

Definitive completion of the contribution of assets by PagesJaunes to NEDIF

PagesJaunes shareholders are asked to decide that the contribution of assets will be definitively completed upon the approval of the aforementioned contribution of assets and of its corresponding share capital increase by the extraordinary general meeting of NEDIF (that will be convened for a shareholders' meeting to be held on December 31, 2004) and the fulfillment of those conditions set forth in article 4 of the draft contribution agreement (that will have to occur on December 31, 2004 at midnight at the latest).

Exhibit E

DOCUMENT DISTRIBUTED TO SHAREHOLDERS BY PAGESJAUNES SINCE JANUARY 1, 2003

November 23, 2004

English summary of the circular distributed to PagesJaunes shareholders in connection with the transfer of certain assets to NEDIF, a *société anonyme* organized under the laws of France.

Exhibit D.1

pagesJaunes

88,000,000 shares

This is an initial offering of the shares of PagesJaunes S.A., a French *société anonyme*. This international offering of 40,000,000 shares to institutional investors is part of the global offering by Wanadoo S.A., a French *société anonyme*, of 88,000,000 ordinary shares of PagesJaunes, representing approximately 31.03% of the capital stock and voting rights in PagesJaunes, after giving effect to the concurrent capital increases reserved for employees described herein. The global offering also includes a retail public offering in France of 48,000,000 shares. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo in the global offering. Concurrently with the global offering, PagesJaunes, by way of capital increases reserved for employees, is offering up to 9,591,750 newly issued shares to certain eligible current and former employees of France Telecom, PagesJaunes and certain of their subsidiaries.

The shares offered in the French public offering are being offered at a discount of €0.30 per share to the international offering price, and the shares being offered through the capital increases to employees are being offered at a subscription price of €11.30 per share.

Wanadoo has granted an option, exercisable by the Joint Global Coordinators on behalf of the underwriters, to purchase up to 13,200,000 additional shares at the international offering price. The underwriters may use such additional shares only to cover over-allotments, if any.

Upon completion of the global offering, and assuming full subscription of the capital increases reserved for employees, Wanadoo will own approximately 65.59% of PagesJaunes' shares if the over-allotment option is not exercised, or 60.94% if the Joint Global Coordinators exercise the over-allotment option in full.

Prior to the global offering, there has been no public market for the PagesJaunes shares. The shares have been approved for listing on the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Investing in PagesJaunes' shares involves risks. See "Risk Factors" beginning on page 9 to read about certain risks that you should consider before buying the shares.

Offering Price €14.40 per share

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and are being offered and sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in transactions outside the United States in reliance on Regulation S under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are subject to transfer and selling restrictions in certain countries, including the United States. You should read the restrictions described under "Transfer and Selling Restrictions" beginning on page 136.

The underwriters expect the shares to be accepted for delivery through the book-entry facilities of Euroclear France, Euroclear Bank S.A./N.V. and Clearstream Banking S.A., against payment, on July 13, 2004.

Joint Global Coordinators and Joint Bookrunners

ABN AMRO Rothschild Global Offering | **BNP PARIBAS** Global Offering | **CALYON** French Public Offering | **Lehman Brothers** Global Offering | **Morgan Stanley** Global Offering

Joint Lead Managers

Citigroup | **Goldman Sachs International** | **Lazard-IXIS** | **SG Corporate & Investment Banking**

Co-Joint Lead Manager and Financial Adviser to Wanadoo

Dresdner Kleinwort Wasserstein

Offering Memorandum dated July 7, 2004.

TABLE OF CONTENTS

PagesJaunes is a French *société anonyme*, a form of limited liability company. Its principal executive offices are located at 7, avenue de la Cristallerie, 92317 Sèvres Cedex, France, and its telephone number is +33.(0)1.46.23.30.00. The address of PagesJaunes' website is http://bienvenue.pagesjaunes.com. The information on its website is not incorporated into this offering memorandum.

In making an investment decision, investors must rely on their own examination of PagesJaunes and the terms of the offer, including the merits and risks involved. Any decision to buy shares should be based solely on this offering memorandum. The shares have not been recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this offering memorandum. Any representation to the contrary is a criminal offense in the United States.

If this offering memorandum is delivered or any shares are sold in the international offering at any time following the date of this offering memorandum, the information contained in this offering memorandum may no longer be correct and PagesJaunes' affairs may have changed.

No person has been authorized to give any information or to make any representations in connection with this international offering other than those contained in this offering memorandum. If any information is given or any representations are made, they must not be relied upon as having been authorized by Wanadoo, PagesJaunes, the underwriters, their respective affiliates or any other person.

No representation or warranty, express or implied, is made by the underwriters or any of their affiliates or advisors or selling agents nor any of their respective representatives as to the accuracy or completeness of the information set forth herein, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Neither PagesJaunes, nor Wanadoo, nor the underwriters nor any of their respective representatives is making any representation to any offeree or purchaser of the securities offered hereby regarding the legality of an investment by such offeree or purchase under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to the legal, tax, business, financial and related aspects of the purchase of the shares.

This offering memorandum has been prepared solely for use in connection with the international offering. Wanadoo and the underwriters reserve the right to reject any offer to purchase shares, in whole or in part, for any reason or to sell less than the aggregate number of shares offered hereby. This offering memorandum is personal to each offeree and does not constitute an offer to any person or to the public generally to purchase or otherwise acquire shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized and any disclosure of any of its contents, without the prior written consent of PagesJaunes and Wanadoo, is prohibited. Each prospective subscriber or purchaser, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no copies of this offering memorandum.

This offering memorandum has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the "AMF") and accordingly may not be used in connection with any offer or sale of shares to the public in France. For the purposes of the French public offering and the listing of the shares on Euronext Paris S.A., a *Prospectus* comprised of a *Document de base* and a *Note d'opération* in the French language has been prepared.

This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any security other than the PagesJaunes shares offered hereby. The distribution of this offering memorandum and the offering of shares are restricted by law in certain jurisdictions. Other than in France, no action has been or will be taken by PagesJaunes, Wanadoo or the underwriters that would permit a public offering of the shares or possession or distribution of an offering memorandum in any jurisdiction where action for that purpose would be required. This offering memorandum may not be used for, or in connection with, any offer or solicitation in, and does not constitute any offer to or solicitation by any person in, any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required to inform themselves about and to observe all such restrictions. Neither PagesJaunes, nor Wanadoo, nor any of the underwriters or any of their affiliates or advisors or selling agents accepts any responsibility for any violation by any person, whether or not it is a prospective purchaser of shares, of any such restrictions.

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities authority of any state of the United States, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The shares are being offered (i) in the United States only to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States only in offshore transactions, as defined in, and in accordance with, Regulation S under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that sellers of the shares may be relying on the

exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the shares and the distribution of this offering memorandum, see "Transfer and Selling Restrictions" beginning on page 136.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Wanadoo has not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended, the "POS Regulations"). This offering memorandum has not been drawn up in accordance with the POS Regulations and a copy has not been delivered to the Registrar of Companies in England and Wales for registration. The shares may be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses within the meaning of regulation 7(2)(a) of the POS Regulations, or otherwise in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the POS Regulations.

In connection with the global offering, the underwriters are not acting for anyone other than Wanadoo and will not be responsible to anyone other than Wanadoo for providing the protections afforded to their clients nor for providing advice in relation to the global offering.

In connection with the global offering, Morgan Stanley & Co. International Limited (the "Stabilizing Manager") or any person acting for the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail for a limited period after the offering price is fixed. However, there may be no obligation on the Stabilizing Manager or any agent of the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilizing action shall be in accordance with all applicable laws, rules and regulations.

INFORMATION FOR INVESTORS IN CERTAIN COUNTRIES

For information for investors in certain countries regarding restrictions on offers, sales or transfers of the shares and the distribution of this offering memorandum, see "Transfer and Selling Restrictions".

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire revised statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering memorandum, the terms "PagesJaunes" or the "Company" refer solely to PagesJaunes S.A. The term "Group" refers to the group of companies comprising the Company and all its subsidiaries. The term "Consolidated Group" refers to the group of companies consisting of the Company and all its subsidiaries other than PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

The financial statements included in this offering memorandum include the Consolidated Group's pro forma unaudited consolidated financial statements at and for the three years ended December 31, 2003 and the Consolidated Group's audited consolidated financial statements at and for the year ended December 31, 2003. The consolidated financial statements reflect the Consolidated Group's results and financial condition at December 31, 2001, 2002 and 2003, without taking into account the acquisitions of QDQ Media and Wanadoo Maps in the first half of 2004 or the other pro forma adjustments described in the Group's pro forma unaudited consolidated financial statements. Only the consolidated financial statements for the year ended December 31, 2003 were audited and only these audited consolidated financial statements for the year ended December 31, 2003 were approved by the general meeting of shareholders of PagesJaunes. Also included in this offering memorandum are the audited statutory financial statements of PagesJaunes at and for the years ended December 31, 2003, 2002 and 2001.

The pro forma unaudited consolidated financial statements at and for the three years ended December 31, 2003 included elsewhere in this offering memorandum have been created to show the Consolidated Group's scope of consolidation, financial condition, results of operations and cash position as if the Consolidated Group had existed during these three years, using the procedures described therein. The pro forma unaudited consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps from the date they were consolidated in the France Telecom Group and reflect the aggregate transaction price for the acquisitions of QDQ Media and Wanadoo Maps of approximately €117 million charged to the Company's cash resources. However, the pro forma unaudited consolidated financial statements do not include the results of some activities of the Group that are considered insignificant on account of their size or their business. These non-consolidated activities consist of PagesJaunes Outre-Mer (€3.6 million of revenues retained in 2003 pursuant to its *régie* (advertising representation) activities for an EBITDA of €0.6 million), PagesJaunes Liban (2003 revenue of approximately €1 million and a break-even EBITDA) and Kompass Belgium (2003 revenues of €3.8 million for an EBITDA of €0.3 million).

The pro forma unaudited consolidated financial statements have been prepared principally on the basis of the individual financial statements of the consolidated companies as well as elements extracted from Wanadoo's accounting records for 2001, 2002 and 2003, and have been adjusted on the basis of the procedures described in Note 2.1 of the Notes to the pro forma unaudited consolidated financial statements. The pro forma unaudited consolidated financial statements have been subject to an examination by the Group's statutory auditor and contractual auditor in accordance with professional standards applicable in France. The report by the statutory auditor and contractual auditor on this examination of the pro forma unaudited consolidated financial statements contains a qualification regarding the possible consequences on the 2001 and 2002 financial statements of the limitations in the scope of procedures relating to the accounts receivable of QDQ Media in 2001 and 2002, and their impact on the increase in provisions for receivables in the 2003 income statement, although it is noted that QDQ Media's balance sheet as at December 31, 2003 did not give rise to any qualification by the statutory auditor and contractual auditor.

In preparing the pro forma unaudited consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results that the Group would have realized if it had existed during the periods under review or (ii) the results that the Group will realize in the future.

The financial information included in this offering memorandum has been prepared in accordance with accounting principles generally accepted in France ("French GAAP"). French GAAP differs in certain significant respects from accounting principles generally accepted in other countries, including those in the United States ("U.S. GAAP"). See "Summary of Certain Differences Between Generally Accepted Accounting Principles in France and the United States" in Annex A hereto.

References in this offering memorandum to "€" are to euros. PagesJaunes publishes its consolidated financial statements in euros. See "Exchange Rate Information". In this offering memorandum, various figures and percentages have been rounded and, accordingly, may not total.

A glossary defining certain terms used in this offering memorandum is provided on page 140.

MARKET DATA

Market data and certain industry forecasts used throughout this offering memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry studies generally state that the information contained therein has been obtained from sources believed to be reliable but that the accuracy and completeness of such information are not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified and Wanadoo, PagesJaunes and the underwriters do not make any representations as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains statements regarding the Group's objectives, as well as other forward-looking statements. These statements are sometimes identified by the use of the future tense and conditional terms such as "aims to", "believes", "expects to", "can", "considers", "anticipates", "plans", "should" and other similar expressions. The reader is cautioned that these forward-looking statements depend on certain future circumstances or facts. These forward-looking descriptions or statements are not historical data and must not be interpreted as an assurance that the facts and circumstances and forward-looking statements will materialize or the objectives will be achieved. By their nature, these objectives may not be realized, and the assumptions on which they are based may prove to be erroneous. Apart from the information contained in this offering memorandum, investors are advised to take into careful consideration the risks discussed under "Risk Factors" beginning on page 9 before making their investment decision. One or more of these risks could have an adverse effect on the activities, the financial condition or the results of operations of the Group. Furthermore, other risks not yet identified or considered significant by the Group could have the same adverse effects and investors may lose all or part of their investment. The events which may lead to results differing from the Group's objectives are diverse and varied and include in particular:

- changes in the advertising market, particularly local advertising;
- decreases in revenues;
- technological changes and changes in user preferences;
- effects of the integration of acquired entities or of past or future investments, and the ability to realize the anticipated benefits therefrom;
- inability to recruit competent and qualified salespersons;
- financial or operational conditions affecting customers and suppliers, and the Company's relationship with them;
- fluctuations in the cost and availability of paper on the world market;
- risks of challenges to the intellectual property rights necessary for the business;
- economic, regulatory and political factors in the countries in which the Group operates; and
- factors affecting the Group's activities, particularly litigation, labor relations and negotiation of collective bargaining agreements, and tax regimes.

Additional factors that could affect the Group's ability to achieve its objectives and could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors".

SUMMARY

This summary highlights certain important information contained elsewhere in this offering memorandum. You should read the entire offering memorandum carefully, including "Risk Factors", "Forward-looking statements" and PagesJaunes' pro forma unaudited consolidated financial statements and its audited consolidated financial statements included elsewhere herein.

PAGESJAUNES

The Group is currently the leading publisher in France of directories, both printed and online (Internet and Minitel), for the general public and professionals. In 2003, the Group published 358 editions of directories, distributed in 72.9 million copies. In 2003, 669,133 professionals used one or more of the Group's platforms to advertise their activities.

The Group's products for the general public consist mainly of printed directories (the *PagesJaunes* directory and *l'Annuaire* in France and *QDQ, La Guía Util* in Spain), and online directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professionals segment, the Group mainly publishes the PagesPro directories in France and the Kompass directories in France, Spain, Belgium and Luxembourg. The Group also offers a range of services linked to direct marketing and sale of online access to databases.

The historical development of the Company's core activities dates back to 1946, when the French Ministry of *Postes, Télégraphes, Téléphones* transferred the *régie publicitaire* (advertising representation) business for the directories of metropolitan France to the *Office d'Annonces* ("ODA"), a company held by the French State through the advertising agency Havas. In 1998, Cogecom, a subsidiary of France Telecom, acquired all of ODA's outstanding share capital from Havas. In 2000, prior to the initial public offering of Wanadoo, France Telecom transferred certain activities of SNAT (the France Telecom division responsible for the publication of telephone directories) to ODA, and then transferred all the ODA shares to Wanadoo. The name of ODA was then changed to "PagesJaunes". After this reorganization, the Company became owner of the directory publishing activities of the France Telecom Group, excluding those linked to *l'Annuaire* (formerly known as *Pages Blanches*) and the alphabetic search on PagesJaunes 3611, which were retained by France Telecom. However, certain aspects of *l'Annuaire*, including the *régie publicitaire* (advertising representation) and the complete design and manufacture of *l'Annuaire*, as well as the alphabetic search on PagesJaunes 3611, were nonetheless consigned to the Company by France Telecom.

The Group's activities are organized in two main segments: PagesJaunes in France, and International & Subsidiaries. The PagesJaunes in France segment, which includes the activities of the Company itself, including the activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, design and hosting of Internet sites, the publication of the PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the *régie publicitaire* (advertising representation) for Europages. The International & Subsidiaries segment includes the activities of various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

In connection with the public offer initiated by France Telecom for Wanadoo in February 2004, it was decided that several companies in Wanadoo's directories division would be regrouped as subsidiaries of the Company. These reorganizations, which became effective in April 2004, consisted of the transfer by Wanadoo International to the Company of all the shares of QDQ Media for a price of €106.719 million, the transfer by Wanadoo France to the Company of all the shares of Wanadoo Maps for a transaction price of €10.048 million, and the transfer by Wanadoo International to the Company of all shares of Kompass Belgium for a transaction price of €1.799 million. The pro forma unaudited consolidated financial statements included elsewhere in this offering memorandum and the pro forma financial information included throughout this offering memorandum give pro forma effect to the purchase of QDQ Media and Wanadoo Maps, but do not include the results of certain activities that the Group considers insignificant on account of their size or their type of business. See "Presentation of financial and other information" beginning on page iii.

In 2003, the Consolidated Group had pro forma revenues of €917.3 million, pro forma EBITDA (earnings before interest, tax, depreciation and amortization and before employee profit-sharing) of €334.2 million, pro forma operating income of €321.7 million, pro forma income before goodwill amortization and minority interests of €188.5 million and pro forma consolidated net income of €182.6 million.

STRATEGY

The Group's strategy focuses on three major areas:

- Increase the audience for its services;
- Drive revenue growth by increasing both the number of advertisers and the average revenue per advertiser and by developing user-paid services; and
- Pursue improvements in profitability.

This strategy relies upon the Group's personnel and their ability to extend their skills to new technologies and services.

Increase audience

The Group considers that the development of its audience depends mainly on continuing improvement in the distribution of its printed directories, the development of new services targeted specifically at users on-the-move and the expansion of the Group's distribution platforms, mainly through partnerships, in order to make its services accessible to the largest number. Taking into account the increasing variety of sources of information available to consumers, the Group believes that advertising aimed at bolstering the recognition of its services will remain a priority focus.

The Group intends to pursue the development of user-paid services, meeting specific demands of users searching for information while on the move. It is the Group's objective to roll out enriched content accessible to these users and to develop location-based services, which should be keys to differentiating the Group.

Drive revenue growth

The Group has the objective of continuing to increase its revenues through growth in average revenue per advertiser and the enlargement of its advertiser base through focus on the following:

- Developing innovative advertising products, mainly multimedia products (such as audio spots, clips or Internet sites for advertisers), display products available in printed directories and online services, as well as promotional coupons.
- Increasing sales force efficiency, mainly through training and coaching of sales representatives, by promoting effective sales practices and optimizing the allocation of advertisers among the Group's sales channels. The Group believes that this approach should allow advertisers to increase the budgets they allocate to printed directories, and simultaneously develop their investment in online services and strengthen the loyalty of existing advertisers. Furthermore, this approach should increase market penetration in regions where market penetration is below average.
- Developing the number of its advertisers, in sectors opening up to advertising (mainly the French *professions libérales* (self-employed professionals, including lawyers, doctors, etc.)), on the one hand, and in activities that have historically been less prospected by the Group (mainly the fashion sector and non-food retail in city centers), on the other hand. This development depends in part on an increase in the size of our sales force in France by approximately 20 to 25% (between the end of 2003 and the end of 2006) with the new representatives primarily dedicated to acquiring new clients.

Furthermore, the Group aims at developing user-paid services. In addition to services linked to users on-the-move (mainly mobile Internet services), the Group is exploring the opportunity of launching a value-added operator-assisted directory information service as has been done by other European directory publishers. These services should enable the Group to increase its revenues as well as contributed to building its audience.

Pursue operational excellence

Revenue growth should contribute, as it has in the past, to the improvement of Group profitability. In effect, publishing costs (purchase of paper, printing and distribution of directories) constitute a large portion of the Group's expenses and are not significantly affected by changes in revenues. Moreover, the compensation of the sales force, which is largely variable, is correlated to revenue generation.

In addition to profitability improvement related to growth, the Group has the objective of pursuing a strict cost management policy by continually improving its operational processes and optimizing contractual conditions negotiated with its key suppliers.

SUMMARY OF THE GLOBAL OFFERING

The Company	PagesJaunes S.A., a French *société anonyme*.
The selling shareholder	Wanadoo S.A., a French *société anonyme*. At June 25, 2004, 95.95% of Wanadoo's share capital (representing 95.92% of the voting rights in Wanadoo) was owned directly or indirectly by France Telecom S.A., a French *société anonyme*, with the remainder of Wanadoo's share capital owned by the public. On June 29, 2004, France Telecom launched a public withdrawal offer, or "buy-out offer", in France only, to acquire all the outstanding Wanadoo shares that it does not already own, which will be followed by a compulsory acquisition, or "squeeze-out". These transactions are currently expected to be completed on July 26, 2004. The buy-out offer is not being made outside France. Please see "Principal and Selling Shareholder" on page 110.
The Global Offering	The global offering by Wanadoo of 88,000,000 existing ordinary shares, nominal value €0.20 per share, of PagesJaunes (the "Global Offering") consists of a retail public offer in France (the "French Public Offering") and an international offering to institutional investors (the "International Offering"). The 88,000,000 PagesJaunes shares offered in the Global Offering represent approximately 31.03% of the capital stock and voting rights in PagesJaunes, after giving effect to the concurrent capital increases reserved for employees described below (or 32.11% not including the concurrent capital increases reserved for employees). PagesJaunes will not receive any proceeds from the sale of shares by Wanadoo. In addition, Wanadoo has granted to the underwriters an option to purchase and offer additional shares as described in "– Over-Allotment Option" below.
The French Public Offering	The French Public Offering is being conducted by means of an open price retail offering (*offre à prix ouvert*) in France. Wanadoo is offering 48,000,000 shares in the French Public Offering. Certain former holders of Wanadoo shares who tendered their Wanadoo shares in France Telecom's mixed public exchange offer for the shares of Wanadoo, as well as shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 21, 2004, shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 28, 2004 (the evening before the launch of France Telecom's buy-out offer for the shares of Wanadoo), and certain individual investors may submit priority orders in the French Public Offering, subject to conditions and limits.
The International Offering	The International Offering is being made to institutional investors in France and outside the United States in reliance on Regulation S under the Securities Act, and within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Wanadoo is offering 40,000,000 shares in the International Offering.
Over-Allotment Option	Wanadoo has granted to the underwriters an option to purchase up to 13,200,000 additional existing shares (up to 15% of the shares initially offered by Wanadoo in the Global Offering), solely to cover over-allotments, if any, in the Global Offering (the "Over-Allotment Option"). The Joint Global Coordinators, on behalf of the underwriters, may exercise this option on one occasion in whole or in part for up to 30 days following determination of the offering prices of the International Offering and French Public Offering.

Assuming the exercise in full of the Over-Allotment Option, the total number of shares offered by Wanadoo in the Global Offering would increase to 101,200,000 shares, representing 35.68% of the capital stock and voting rights in PagesJaunes, assuming full subscription of the capital increases reserved for employees described below.

Offering price .... The International Offering price is €14.40 per share. The French Public Offering price is €14.10 per share.

The Employee Offering .... Concurrently with the Global Offering, PagesJaunes, by way of capital increases, is reserving up to 9,591,750 newly issued shares, or up to 3.5% of the current capital stock of the Company, to be offered in France and Spain to certain eligible current and former employees of France Telecom, PagesJaunes and certain of their subsidiaries (including QDQ Media) (the "Employee Offering"). The subscription price for the Employee Offering, equal to €11.30 per share, was determined by PagesJaunes' Management Board on the basis of an independent expert's valuation report. The Employee Offering is conditional on the listing of the PagesJaunes shares on the *Premier marché* of Euronext Paris S.A.

Shares outstanding .... 274,050,000 shares of PagesJaunes are currently issued and outstanding, before taking into account the capital increases reserved for employees in the Employee Offering, and a maximum of 283,641,750 shares will be outstanding after the Global Offering if the Employee Offering is fully subscribed.

Share ownership .... Prior to the Global Offering, Wanadoo owned 100% of the PagesJaunes shares (other than board members' qualifying shares). Following the Global Offering, and assuming that the Employee Offering is fully subscribed but the Over-Allotment Option is not exercised, share ownership is expected to be as follows:

	Number of shares	% of shares
Wanadoo	186,050,000	65.59%
Public	88,000,000	31.03%
Employees	9,591,750	3.38%
Total	283,641,750	100.0%

Assuming that the Employee Offering is fully subscribed and the Over-Allotment Option is exercised in full, share ownership following the Global Offering is expected to be as follows:

	Number of shares	% of shares
Wanadoo	172,850,000	60.94%
Public	101,200,000	35.68%
Employees	9,591,750	3.38%
Total	283,641,750	100.0%

As described under "Principal and Selling Shareholder" on page 110, France Telecom has announced its intention, subject to shareholder approval, to merge Wanadoo with France Telecom as promptly as practicable following its withdrawal offer in France and compulsory acquisition of the remaining publicly held shares of Wanadoo. This merger would result in France Telecom succeeding Wanadoo as the direct principal shareholder of PagesJaunes.

Lock-up .... Wanadoo and PagesJaunes have each agreed that neither Wanadoo nor PagesJaunes will, without the prior written consent of the Joint Global Coordinators, issue, offer for sale or sell any shares of PagesJaunes or securities exchangeable or convertible into, or exercisable for, shares of PagesJaunes for a period of 180 days following the settlement date of the Global Offering. In PagesJaunes' case, this lock-up is subject to certain exceptions, including the offering of newly issued shares reserved for employees described above. See "Plan of Distribution—Lock-up agreements" on page 134.

Dividends .... The shares offered will be eligible for dividends in respect of periods from January 1, 2004. See "Dividends and Dividend Policy" on page 19.

French withholding tax on dividends .... Dividends paid to holders of shares who are not residents of France will generally be subject to French withholding tax at a rate of 25% which, subject to procedures and exceptions, may be reduced under tax treaties entered into between France and certain countries. See "Dividends and Dividend Policy" and "Taxation" beginning on page 127.

Voting rights .... Each share confers the right to cast one vote on all matters brought before the shareholders. See "Description of Share Capital – General meetings of shareholders (Articles 11 and 30 to 36 of the by-laws) – Attendance, participation and voting at the general meeting of shareholders" on page 112.

Listing and quotation .... The shares have been approved for listing on the *Premier marché* of Euronext Paris under the symbol "PAJ".

The listing codes for the shares are as follows:

ISIN Code: FR0010096354 (however, certain shares sold in the French Public Offering and with respect to which the holders will benefit from a waiver of certain brokerage account fees for 18 months will bear the ISIN code FR0010096453)

Common Code: 019550494

Delivery of shares .... Shares in bearer form will be credited on or about July 13, 2004 to participants' accounts with Euroclear France, the Euroclear Bank S.A./N.V. or Clearstream Banking S.A. and shares in registered form will be credited to purchasers on that date to share accounts maintained by or on behalf of the Company.

Proceeds of the Global Offering ... All of the net proceeds of the Global Offering will be paid to Wanadoo. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo.

Expected timetable

June 21, 2004	AMF *visa* granted for the French Public Offering and the Employee Offering.
June 22, 2004	Reservation period for the French Public Offering opened.
	International Offering opened.
	Employee Offering opened.
July 3, 2004	Last day to revoke reservations in the French Public Offering, and closing of reservation period (17h00 (Paris time)).
July 5, 2004	French Public Offering opened.
July 6, 2004	French Public Offering closed at 17h00 (Paris time).
	International Offering closed.
	Employee Offering closed at midnight (Paris time).
July 7, 2004	Determination of the number of shares to be offered and sold in the Global Offering, as well as the respective sizes of the International Offering and the French Public Offering.
	Determination of International Offering price.
	Determination of French Public Offering price.
	Determination of Employee Offering price.
	Publication by Euronext Paris of a notice with the results of the French Public Offering.
	Press release regarding the final International Offering price and the final French Public Offering price, as well as the final size of the International Offering and the French Public Offering.
July 8, 2004	Publication in the French press of the *avis financier* (financial notice) regarding the final International Offering price and the final French Public Offering price, as well as the final size of the International Offering and the French Public Offering.
	Commencement of trading of the PagesJaunes shares on the *Premier marché* of Euronext Paris (12h00 (Paris time)).
July 13, 2004	Settlement and delivery of the shares offered in the International Offering and the French Public Offering.
July 30, 2004	Settlement and delivery of the new shares subscribed to in the Employee Offering.
August 6, 2004	Expiry date for exercise of the Over-Allotment Option.

The listing of shares subscribed to in the Employee Offering will take place as soon as possible after the date of settlement and delivery.

SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following summary pro forma unaudited consolidated financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's pro forma unaudited consolidated financial statements. This summary pro forma data has been derived from the Company's pro forma consolidated financial statements included in this offering memorandum, which were created using the procedures described therein to show the Consolidated Group's scope of consolidation, financial condition, results and cash position, as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps, acquired by the Company in April 2004 in connection with reorganization transactions within the France Telecom Group, from the dates they were consolidated in the France Telecom Group, namely April 2001 and January 2003, respectively. In preparing the pro forma unaudited consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results that the Group would have realized if it had existed during the periods under review or (ii) of the results that the Group will realize in the future.

The Company's pro forma unaudited consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Annex A to this offering memorandum describes certain of the principal differences between French GAAP and U.S. GAAP accounting policies as they relate to PagesJaunes.

	2001	2002	2003
	(in € thousands, except number of shares and per share data) (unaudited)		
Income Statement Data:			
Revenues	807,101	871,123	917,341
Earnings before interest, tax, depreciation and amortization and before profit-sharing	255,855	277,974	334,243
Operating income	239,755	263,041	321,668
Financial income (expense), net	16,133	15,856	19,298
Current income from consolidated companies.	255,945	278,793	340,773
Other non-operating income (expense), net	(1,564)	39,616	(3,144)
Corporate income tax	(92,477)	(121,459)	(123,440)
Employee profit-sharing	(21,296)	(24,608)	(26,866)
Net income from consolidated companies	140,608	172,342	187,323
Share in net income of equity affiliates	778	1,003	1,175
Goodwill amortization	(3,238)	(4,117)	(5,884)
Net income	**138,148**	**169,228**	**182,614**
Earnings per share (in euros)			
Number of shares at December 31	182,700	182,700	182,700
Net income before goodwill amortization and minority interest – per share, basic	773.87	948.80	1,031.74
Net income of the Group – per share, basic	756.15	926.26	999.53

	2001	2002	2003
		(in € thousands) (unaudited)	
Balance Sheet Data:			
Total long-term assets	181,125	111,967	111,728
Total current assets	952,468	1,039,996	1,025,931
Total assets	1,133,593	1,151,963	1,137,659
Shareholders' equity	368,340	385,927	320,437
Total long-term liabilities	54,284	24,267	24,924
Total current liabilities	710,969	741,769	792,298
Total Liabilities and Shareholders' equity	1,133,593	1,151,963	1,137,659
Cash Flow Data:			
Net cash provided by (used in) operating activities	59,850	175,145	252,328
Net cash provided by (used in) investing activities	(26,398)	29,550	(21,858)
Net cash provided by (used in) financing activities	(118,445)	(139,055)	(267,145)
Effect of changes in exchange rates	0	(768)	(317)
Net increase (decrease) in cash and cash equivalents	(84,993)	65,641	(36,675)

	2001	2002	2003
Other Operating Data:			
Total employees of Consolidated Group	4,606	4,787	4,689

You should carefully consider the following factors and the other information in this offering memorandum before deciding to invest in shares of PageJaunes.

Risks relating to the Group's business and strategy

Changes in technologies and in consumer preferences – Decrease in the use of printed directories and Minitel

The development of new technologies and the widespread use of the Internet at work, at home or by users on the move lead to changes in consumer preferences and habits. In particular, these developments may adversely affect the use of Minitel services, and could eventually have a significant impact on the use of printed directories, it being specified that a decrease in the audience for a particular platform eventually leads to a decrease in advertising revenues for that platform. The greater Paris area differs from the rest of France due to a lesser use of printed directories and greater use of online services. Although this is due mainly to the fact that users in this region often consult the service outside the home, as well as to the historically greater use of online services (Minitel and Internet) in this region, there can be no assurance that this does not foreshadow the long-term outlook for the audience in France.

As the Group earns a substantial portion of its advertising revenues from printed directories and Minitel, new revenues that the Group may earn from online directories, particularly the Internet, might not offset the expected decrease in revenues from Minitel services or a decrease in revenues from printed directories, which could have a material adverse effect on the Group's business, financial condition and results of operations.

Uncertainty arising from the online advertising economic model

The Group faces competition in the Internet services markets in which it operates. Various pricing models are used for selling advertising on the Internet, and it is difficult to predict which of these models, if any, will emerge as the industry standard. While the Group has succeeded in increasing its profitability through a reasonable increase in the prices of its Internet advertising products, an increase in the number of competitors in the online advertising market could lead to decreases in market prices and a change in the Group's economic model.

In view of the factors mentioned above, there can be no assurance that the Group will be able to maintain or increase its prices in the future. These factors could have a material adverse effect on the Group's business, financial condition or results of operations, or on its ability to achieve its objectives.

Loss of personnel in key positions

The Group and its performance depend on qualified personnel with the experience and technical or commercial skills necessary for the development of its business. The Group's capacity to adapt its advertising products and its platforms to changing technologies, whether in the field of printed directories or in Internet-related activities, depend heavily on the contributions of personnel in the fields of client prospection, innovation and information technology. The Group's capacity to maintain its presence on the local advertising market depends heavily on the presence of competent and qualified salespersons in its various markets. The market of qualified professionals in commercial and technological fields is competitive and the Group may be unable to hire or retain a sufficiently qualified staff to maintain its competitiveness and profitability. This inability could have a material adverse effect on the business, financial condition or results of operations of the Group.

The performance of the Group also depends significantly on the skills and services provided by its management team. The management team has significant experience and knowledge of the directories industry and its potential. The loss of key members of management could have a material adverse effect on the Group's capacity to implement its strategy.

Inability to meet competition

The Group faces increasing competition in local advertising in all geographic markets, in which it is active. There can be no assurance that the Group will be capable of meeting this existing or future competition. Increased competition could result in price reductions, a decrease in growth, a decrease in margins or losses of market share. Each of these factors could have a material adverse effect on the Group's business, financial condition or results of operations.

Sensitivity to economic circumstances, inability of the Group to adapt its cost structure

The Group's revenues could decrease significantly if the countries in which the Group generates major advertising revenues were to suffer a decline in economic conditions.

The inability of the Group to adapt its cost structure in the event of a change in economic circumstances or in the event of increased competition could have a material adverse effect on the Group's business, financial condition or results of operations.

Risks related to activities in Spain

The Group is present in Spain through QDQ Media, the second largest directories publisher in the Spanish market. Through 2003, QDQ Media experienced heavy operating losses. The Group implemented restructuring measures in 2003 (see "Business – International & Subsidiaries – Publishing of general public directories outside of France – QDQ Media") aimed at rectifying QDQ Media's financial condition and enabling it to achieve positive EBITDA by the end of 2006. The Spanish directory market is highly competitive, and there can be no assurance that the Group will succeed in making QDQ Media profitable. The inability of the Group to make QDQ Media profitable could have a material adverse effect on the Group's business, financial condition and results of operations.

Increase in paper prices or other production costs

If the price of paper or other production costs were to increase, operating costs could increase significantly.

An increase in the price of paper or a shortage of paper supplies for a significant period could have a material adverse effect on the Company's business, financial condition or results of operations. As paper prices are currently at a historical low, it is possible that this price will increase significantly in the future. For example, on the basis of the amount of paper purchased by PagesJaunes in 2003, a 10% increase in the price of paper per ton on the world market, leading to a corresponding increase in the price of paper pursuant to PagesJaunes' supply agreements, would have caused a €4.9 million increase in the cost of paper for 2003 (equal to 0.58% of PageJaunes' revenues in 2003). The Company does not hedge against changes in the price of paper.

Starting January 1, 2005, the Company will be required pursuant to Article L. 541-10-1 of the French Environmental Code to contribute to the collection, recycling and elimination of waste produced in publishing printed directories. If the Company does not satisfy its obligations in connection with this contribution, it will be subject to the tax on distributed printed material provided in Article 266(I)(9) of the French Customs Code. The increase in the Company's costs or expenses due to this contribution or tax could have a material adverse effect on the Group's business, financial condition or results of operations.

The Company subcontracts most of the tasks necessary for the printing and binding of directories. An increase in the costs of these tasks could have a material adverse effect on the Group's business, financial condition or results of operations.

Moreover, PagesJaunes has outsourced the distribution of directories to a number of subcontractors. An increase in distribution costs or difficulties arising in distribution could have a material adverse effect on the Group's business, financial condition or results of operations.

Modification of collective bargaining agreements

The industry-wide unions that participate in the FNP (*Fédération Nationale de la Publicité*) have entered into an amendment containing significant modifications to the collective bargaining agreement for the advertising industry, including the Company and Kompass France. Sales representatives and civil servants are not affected by these provisions. These amendments involve the revision of minimum wages per job level, the revision of the seniority bonus (valid only for non-executive employees) and changes in job classification (12 levels are created on the basis of "benchmark jobs" and result in the elimination of current hierarchical coefficients). These changes will have an impact on the Group's human resources management policy. In particular, the wage policy for the next five years will have to take into account the increased cost of the seniority bonus for non-executive employees. These changes could have a material adverse effect on the Group's business, financial condition or results of operations.

The inter-professional training agreement signed at the end of 2003 at the national level by employer and employee organizations is subject to a legislative decision and industry-wide negotiation in 2004. These provisions on training provide for new rights and procedures for employees. Companies like PagesJaunes and its subsidiaries in France should define the conditions of implementation of this amendment after consultation with the other involved groups. The conditions of implementation could have a material adverse effect on the Group's business.

Risks related to payment for services by customers

Advertisers may be invoiced on a staggered basis prior to the effective publication of their advertising products. There can be no assurance that such payment conditions and the Group's current rate of outstanding payables can be maintained in the future, which could have a material adverse effect on the financial condition and liquidity of the Group.

Risk of impoverishment of the content of directories; inability to improve the technical characteristics and functionality of the services offered by the Group

In its printed and online directories, the Group aims to offer the most useful and comprehensive information possible. Information on individuals and professionals published in the Group's directories is primarily gathered from the databases of various telecommunications operators. If the Group were unable to continue using these databases, or if the number of fixed telephone line subscribers were to decrease significantly in favor of mobile telephones, without it being possible to create a complete database of mobile subscribers, or if a considerable number of subscribers were to request unlisted numbers, there can be no assurance that the Group would be able to gather information on individuals and professionals by any other means, resulting in the impoverishment of the content of the directories, which could have a material adverse effect on the Group's business, financial condition or results of operations.

In order to remain competitive, the Group must continually improve the responsiveness, functionality and characteristics of its products and services and develop new attractive products and services for users and advertisers. The use of the Internet as a platform for certain products developed by the Group increases this need for continual improvement. More than any other platform, the Internet is characterized by very rapid technological development, frequent introduction of new products and services, constantly and rapidly changing business standards, volatile and fast-changing consumer demand and the instability of economic models. The novelty of these products and services and rapid changes in demand require the Group to enhance performance constantly and adapt quickly to technology. The inability of the Group to foresee or respond adequately to technological changes, changes in demand, significant delays or costs incurred in the development and marketing of new products and services could have a material adverse effect on the Group's business, financial condition or results of operations.

Damages suffered by information, production or distribution systems

A large part of the Group's activities depends on the efficient and continuous operation of its information, production and distribution systems. These systems could be damaged by a certain number of events, including fire, power failure, damages to communication networks, intrusions into information networks, vandalism or other factors that could affect their operation. With respect to subcontracted activities, the Group is not able to control these types of events and, therefore, depends on the ability of subcontractors to react rapidly and efficiently. The inability of subcontractors to find solutions to these problems could have an impact on the Group's business. With respect to activities for which the Group is directly responsible, there can be no assurance that the Group will have the technical and financial ability to overcome the totality of the damages incurred. The Group's business could thereby be materially affected.

Risk related to the Kompass businesses

The Group publishes Kompass directories in France, Spain, Belgium and Luxembourg pursuant to contracts with Kompass International, which has granted it a license to use the Kompass trademark in each of these four countries. Due to changes in technologies and user preferences, the Kompass publishing companies' activities are increasingly geared toward the Internet, with the marketing of advertising space and the sale of access to databases to the kompass.com Internet site. The kompass.com Internet site is published by Kompass International, and the Group's subsidiaries, Kompass France and Kompass Belgium, both publishers of a Kompass service, are, therefore, increasingly dependent on a service over which they have no editorial control. This situation could reduce the Group's ability to develop its Kompass-related services profitably, which could have a material adverse effect on the Group's business, financial condition or results of operations.

Changes in the Group's quarterly and half-year results

As the various editions of the Group's printed directories are published and distributed over the course of the year, the printed directory business does not experience any significant cyclical effects. However, unlike online directories, the publication and distribution of printed directories may occur on an irregular basis. For accounting purposes, revenues derived from the sale of advertising space in printed directories are booked at the time of their publication. Consequently, revenues and costs can be irregular from one quarter to another, and the results of one quarter may not be representative of the Group's annual results of

operations. Furthermore, if the publication of one or more directories is advanced or delayed, the recognition of revenues and of the related publication and distribution costs may be advanced or delayed. Finally, the time elapsed between recognition of revenues and costs, on the one hand, and effective payment of costs and billing of advertisers, on the other hand, may have an influence on operating income, EBITDA, or other financial indicators generally taken into account by investors to assess a company's financial performance and may not reflect the Group's actual level of liquidity.

Consequences of investments or divestitures

The Group may make acquisitions or investments in any of its business lines. There can be no assurance that the Group will succeed in integrating the acquired companies, generating the synergies expected, maintaining uniform standards, controls, procedures and policies, maintaining good relations with the personnel of the acquired entities following the change in management, or that the additional revenues generated by any acquisition will justify the price paid for that acquisition. A failure to successfully integrate such entities could have a material adverse effect on the Group's business, financial condition or results of operations.

A part of these acquisitions and investments may be paid for through the issuance of PagesJaunes shares, which could have a dilutive effect on PagesJaunes' shareholders. These acquisitions and investments, whether paid for in cash or in shares, could have a material adverse effect on the Group's business, financial condition or results of operations.

The Group may also have to withdraw from, sell or terminate a certain number of its businesses. There can be no assurance that the Group will be able to identify potential buyers or that the price received for the sale of these businesses or the costs arising from the sale or transfer of these activities will be able to offset any potential decline in the Group's results of operations.

Presentation of pro forma financial statements

The pro forma unaudited consolidated financial statements and the pro forma financial data included in this offering memorandum are based in particular on the results of the companies sold to PagesJaunes since the beginning of 2004. In preparing this information, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results of operations that the Group would have realized if it had existed as an independent entity during the periods presented or (ii) the results of operations that the Group will realize in the future.

Adoption of IFRS

The Group will be required to apply new accounting standards in 2005, which may have a material impact on its financial statements and may make the comparison between periods difficult.

In June 2002, the European Union adopted a new regulation requiring all listed companies to apply "IFRS" (International Financial Reporting Standards) (formerly known as International Accounting Standards or IAS) in their financial statements starting January 1, 2005. This regulation will apply to the Group upon its listing on the stock market.

IFRS is likely to have a material effect on significant items in the Group's financial statements and balance sheet. For further information on the material effect of IFRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Implementing IFRS in the Group". The list of standards identified in that section is not exhaustive and other IFRS may have a material effect on significant items in the Group's statement of income and balance sheet.

Risks relating to the Group's relations with the France Telecom Group

Control by the France Telecom Group

In the event the Company's securities are admitted for trading on a regulated market, the France Telecom Group should continue to hold a significant stake in the Company's share capital. France Telecom will therefore be able to have a determining influence on most of the Group's corporate decisions and particularly those requiring the approval of the shareholders (election and removal of Board members, distribution of dividends, amendment of the by-laws and the decision to enter into material transactions on behalf of the Group, including the issuance of securities). In particular, the France Telecom Group's control may significantly affect the Group's recruiting and compensation policy.

Conflicts of interest and competition with the France Telecom Group

The France Telecom Group will be able to control the operations and strategy of PagesJaunes. Even though France Telecom has undertaken not to compete with PagesJaunes in its activities as publisher of printed business directories in France and in Spain until December 31, 2008, the economic objectives of the Group and those of France Telecom may not always coincide. Moreover, France Telecom holds majority or minority stakes in other companies in the telecommunications sector in a large number of countries in Europe and in other countries around the world. Through these holdings, France Telecom may find itself in competition with the Group's activities. In view of the consolidation and convergence expected in the telecommunications sector, it is possible that other entities in the France Telecom Group will also become competitors of the Group.

Competitive difficulties due to relations with France Telecom

For strategic reasons, the Group may not be able to develop commercial relationships with competitors of the France Telecom Group. It is also possible that these competitors may choose not to enter into any relationship with the Group on account of its relationship with the France Telecom Group. Certain commitments that France Telecom has made or could make in the future with its partners could limit the Group's ability to enter into competition with the international partners of the France Telecom Group. These factors could have an adverse effect on the Group's business, financial condition and results of operations.

Contractual relations with France Telecom

The Group has historically maintained a number of contractual relationships with the France Telecom Group (see "Related Party Transactions – Relations with the France Telecom Group"). There can be no assurance that the termination or amendment of these contractual relationships will have no effect on the Group's business, financial condition or results of operations.

Legal risks

Litigation and arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise as a result of these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The amount of the provision is based on an evaluation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may require a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages", which has been used in the United States since 1886 for the same professional directory concept, and constitutes a generic term used without distinctiveness in various countries. In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks *"Pages Blanches"*, *"L'annuaire"* and *"L'annuaire des Pages Blanches"*. The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. There can be no assurance that this litigation will result in a favorable outcome for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages

claimed is approximately €24 million and a provision of €7.3 million has been recorded for the risk arising from this litigation. An unfavorable outcome may have a material adverse effect on the business, financial condition, results of operations or objectives of the Group.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The only adjustments that remain subject to litigation represent a risk of approximately €6.6 million (including interest). The Company believes that it has strong arguments for countering the adjustments still contested and has thus not included a provision in its financial statements at December 31, 2003 with respect to these adjustments. The Company intends to defend itself vigorously when proceedings are initiated.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency claims that PagesJaunes committed acts of unfair competition such as interference with client relationships, disparagement and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage before pleadings. Although PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 10, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the minds of customers contacted by LSM for advertisements to appear in the *PagesJaunes* directory. In a judgment rendered on February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its customer prospection. Although it believes it has a strong case in these proceedings, PagesJaunes cannot exclude that this decision will be upheld on appeal.

The Group, like other companies in the sector, is frequently the subject of legal proceedings based on errors in the publication of directories and other platforms. In general, the financial risk represented by each of these legal actions is relatively limited. However, the cumulative effect of a number of these legal actions could constitute a material risk to the Group. The number of these legal actions has been in steady decline since 2001. On May 17, 2004, 28 of these legal actions were pending for a total amount of damages claimed of €2.8 million. The Group customarily seeks to negotiate a settlement of these claims, which significantly reduces the total and resulting costs of these actions. However, there can be no assurance that these proceedings will not have a material effect on the Group's financial condition.

To the Company's knowledge, there is no other litigation, arbitration or extraordinary event that may have, or that has recently had, a material effect on the financial condition, results of operations, business and patrimony of the Company and the Group.

Changes in the regulatory environment of the Group's markets

The communications industry in which the Group operates is subject to a number of significant regulations (see "Business – Regulation"). Changes in policies or regulations in the European Union (particularly the "Privacy and Electronic Communications" directive), in France or in other European countries in which the Group is present could have a material adverse effect on its business in these countries, particularly if such changes increase the cost of, and regulatory constraints on, the supply of the Group's products and services. These changes may have an adverse effect on the Group's business, financial condition or results of operations.

In particular, the Group's commercial organization relies partly on a structure based on field salespersons with VRP status. This organization allows the Group to optimize commercial efficiency by promoting flexibility, recruiting and training of the Group's sales force. Modifying the status of these field salespersons may have an adverse effect on the Group's business, results of operations, financial condition or its capacity to achieve its objectives.

Legal risks relating to the uncertainty of existing regulations

The application of existing laws and regulations relating to the directory and Internet sectors is being clarified in France and in the European Union, and a number of legislative proposals are currently being examined, particularly with respect to the protection of personal data, confidentiality, responsibility for content, e-commerce, encryption and electronic signatures. These future developments may have a significantly unfavorable effect on the Group's business, financial condition, results of operations or its capacity to achieve its objectives.

Legal risks relating to the application of several state regulations

The global nature of the Internet may result in the laws of several European states becoming applicable to the Group. Even though the Group is primarily based in France, certain countries or jurisdictions could require that the Group comply with their local regulations. The potential simultaneous application of multiple laws and the associated regulatory costs and uncertainties could have a material adverse effect on the Group's business, financial condition or results of operations or its capacity to achieve its objectives.

Intellectual and industrial property rights

The Group cannot be certain that the actions taken in France and abroad to protect its intellectual and industrial property rights, particularly its trademarks, domain names, software and patents, will be adequate or that third parties will not be able to infringe, misappropriate or obtain the cancellation of its intellectual and industrial property rights. Furthermore, due to the global nature of the Internet, the Group's trademarks and other forms of intellectual and industrial property could be distributed in countries offering a lesser degree of protection of intellectual and industrial property than Europe or the United States. Given the importance and the impact of its trademarks, every infringement, misappropriation or cancellation could have a material adverse effect on the Group's business, results of operations, financial condition or capacity to achieve its objectives.

Personal data concerning users

The Group may be held liable if third parties were able to penetrate its network or acquire through any means the personal data of users or their credit cards. The Group may be held liable for the violation of the right to the protection of one's privacy and the protection of information. The investigation of such claims and the preparation of a defense against them could prove to be onerous. Even if the liability of the Group were not established, the existence of such claims could be detrimental to the Group's reputation.

Restrictions on the Group's right to collect personal data

The Group must comply with the law on the protection of privacy rights, including European Union Directive No. 95/46/CE of October 24, 1995, which limits its right to collect and use personal data concerning its users (see "Business – Regulation – Regulation of the information society – Protection of personal data"). In particular, possible restrictions on the use of software installed on the Internet user's computer when he browses the Internet, which permits the tracking of his use (known as "cookies"), or the obligation to allow users to opt out of the use of such "cookies", could reduce the effectiveness of advertising undertaken as part of the Group's activities. Increased awareness among the public about the issues of privacy rights and changes in legislation, to which the Group may have to adhere, could limit its capacity to use such personal data for its own business and, more generally, affect public perception of the Internet as a market place for goods and services. Each of these developments could have an effect on the Group's business, financial condition or results of operations.

Use of domain names

The rules governing the assignment of domain names are regularly modified and may lead to the risk of litigation between the domain name registrars, on the one hand, and the owners of domain names or trademark holders or holders of pre-existing rights, on the other hand. Although policies on the assignment of domain names and guidelines have been adopted by relevant regulatory bodies in order to limit litigation risks, a third party could be granted the right to use domain names similar to those registered by the Group, or the use by the Group of its domain names could be limited by pre-existing intellectual property rights held by third parties. These instances could have an adverse effect on the Group's business, financial condition, results of operations or its capacity to achieve its objectives.

Market risks

Exchange rate risks

PagesJaunes believes that the risk arising from movements in exchange rates is not significant with respect to its activities, insofar as these activities are essentially carried out in the euro zone.

Liquidity risk

Historically, the Group has financed its growth primarily through self-financing, only relying on borrowings for specified needs. At December 31, 2003, the Consolidated Group's net cash and cash equivalents amounted to €578.1 million, compared with €556.7 million at December 31, 2002.

Moreover, the Group is not subject to any liquidity risk arising from loan prepayment clauses to which the companies of the Group may be subject nor is it exposed to covenant non-compliance risk (ratios, objectives, etc.).

The Group does not securitize its trade receivables.

Interest rate risk

At the date of this document, the Group is not exposed in any significant manner to interest rate risk. The companies of the Group do not have significant borrowings from entities that are not part of the Group. The Group could in the future be exposed to interest rate risk in the event that it borrows from third parties. Moreover, an interest rate decrease could reduce the income earned by the Group from its investments with France Telecom (see "Related Party Transactions – Cash management agreements").

Risks on securities

Due to the fact that the Company does not have any significant holdings of stock or portfolio securities, there is no significant risk arising from changes in the value of these holdings or securities.

Industrial and environmental risks

In carrying out its activities, the Group is subject to a certain number of regulations relating to the environment, health and safety.

With respect to activities not carried out directly by companies of the Group, but which are sub-contracted, such as the printing or distribution of printed directories, the Group's capacity to control environmental impacts is limited. Although the Group takes into account environmental aspects in its choice of sub-contractors and has implemented policies for improving the recycling of directories in conjunction with sub-contractors (particularly by the choice of specific glues or inks that are easily recyclable), there can be no assurance that the Group's sub-contractors will comply with all applicable environmental protection regulations.

With respect to the activities the Group carries out directly, environmental risks are primarily of two types. First, risks related to the production and distribution of a large quantity of paper, and, second, risks related to so-called "office" activities, to which comparable companies are subject.

The principal environmental impact of the Group's activities results from the production and distribution of a large number of printed directories. In order to limit this impact, the Group has implemented a number of measures to reduce the quantity of paper required for its business, on the one hand, and to promote the recycling of used paper, on the other hand.

Reduction of paper consumption

The Group has implemented the following measures relating to reducing the quantity of paper it requires:

- The optimization of targeted distribution through a more accurate estimate of the number of directories to be supplied, thus better adapting the number of directories delivered to actual consumer needs; and

- The optimization of the page layout and format of the directories in order to limit paper consumption and waste during the printing of the directories.

The level of paper consumption for printing the *PagesJaunes* directory and *l'Annuaire* amounted to approximately 69,900 tons for 2003, compared with approximately 71,600 tons in 2002 and 75,300 tons in 2001.

Recycling of directories

In parallel, the Group has made several efforts to ensure more comprehensive and efficient recycling of the directories produced.

On the one hand, a portion of the pulp used is made from recycled paper, and, on the other hand, a portion of the paper purchased is retrieved during the manufacture and printing of directories for

subsequent recycling. In addition, various retrieval and recycling activities are carried out. The Group has also taken charge of the so-called "drop-pickup" system which delegates to distributors in dense urban areas the responsibility for recovering old directories when supplying new ones. Finally, surplus directories are also retrieved/recycled in the same manner as outdated directories that are recovered. All the directories thus recovered are recycled by companies specialized in waste management. In total, more than 25% of the paper purchased can be recycled today.

Environmental impacts due to "office" activities

The Group's companies have implemented certain internal measures to ensure the protection of the environment, particularly through reduced consumption of resources.

In general, with respect to all the risks mentioned above, although the Company has adopted a voluntary risk identification and management policy with respect to the environment, health and safety, there can be no assurance that the Group will not suffer any loss related to the environment or the application of environmental regulations. There can be no assurance that these potential losses will not adversely affect the Group's business, financial condition or results of operations. Furthermore, potential changes in legal and regulatory provisions pertaining to the environment, whether at the national or international level, could affect the Group's activities, its financial condition or its results of operations.

Risk related to this offering

No prior public market for PagesJaunes' shares

To date, there has been no public market for the Company's shares. The International Offering price for the shares will be determined through consultation between the Selling Shareholder and the Joint Global Coordinators and Joint Bookrunners. A certain number of factors will be taken into account, in particular, current market and economic conditions, revenues and results of operations of the Company, assessments of companies with similar activities, the current status of the Company's business, its management and the analysis of indicators of investor interest. Due to the absence of a prior market valuation, the International Offering price may not accurately reflect the market price of the shares following the Global Offering, and the liquidity of the Company's shares on the market cannot be guaranteed.

Volatility of the Company's share price

Certain factors such as changes in results of operations, market conditions affecting its industry, announcements of technological innovations, the introduction of new products or the improvement of existing products by the Company or its competitors may have a material adverse effect on the Company's share price. Furthermore, stock markets have experienced significant fluctuations in recent years, which were not related to the operating results of companies whose shares were traded. Market fluctuations as well as economic circumstances may affect the Company's share price.

All of the net proceeds of shares sold by Wanadoo in the Global Offering will be paid to Wanadoo. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo. See "Plan of Distribution".

In connection with France Telecom's mixed public exchange offer (the "Exchange Offer") for the shares of Wanadoo which took place from March 11, 2004 through April 19, 2004, France Telecom undertook to pay an optional additional consideration to those Wanadoo shareholders who tendered their shares into the Exchange Offer in the event that the value of the PagesJaunes Group used to determine the initial offering share price in this Global Offering is greater than Reference Value of PagesJaunes, as defined in the French offer documents for the Exchange Offer. In connection with France Telecom's buy-out offer for the remaining share capital in Wanadoo, as described more fully under "Principal and Selling Shareholder" on page 110, France Telecom has also announced that shareholders of Wanadoo at the close of trading on June 28, 2004 who tender their securities into France Telecom's public withdrawal offer being conducted in France, or which are taken-up in the subsequent compulsory acquisition, will also receive additional consideration, if any. The details of the calculation determining whether, pursuant to the Global Offering, this optional additional consideration in connection with the Exchange Offer is payable, and, if so, under which terms and conditions, will be disclosed by way of a notice to financial intermediaries within 30 days following the settlement date of the Global Offering.

Shares sold in the Global Offering will be eligible to receive any dividends declared and payable in respect of 2004 and future periods. The Company paid a dividend of €1,291.50 per share (€0.86 per share on a split-adjusted basis) in respect of 2003, a dividend of €1,358 per share (€0.91 per share on a split-adjusted basis) in respect of 2002, a dividend of €830 per share (€0.55 per share on a split-adjusted basis) in respect of 2001, a dividend of €768 per share (€0.51 per share on a split-adjusted basis) in respect of 2000 and a dividend of €1,500 per share (€1.00 per share on a split-adjusted basis) in respect of 1999. In recent years, the Company's dividend policy has been to distribute all or a large portion of its distributable profits to its shareholders, all the while preserving its capacity to self-finance the enterprise's development. The Company has the objective of distributing to its shareholders all of its distributable profits with respect to a given year. This objective does not, under any circumstances, however, constitute an undertaking by the Company, and future dividends will depend on the results of the Group, its financial condition and any other factor that the Management Board or the Board of Directors deem relevant.

Distributable profits consist of the profits for the year, minus losses carried forward from prior years, minus amounts allocated to reserves as required by law or the Company's by-laws, plus retained earnings. See "Description of Share Capital – Allocation of net profit – payment of dividends – interim dividends (Articles 38 and 39 of the by-laws)" on page 111.

The Company may only declare dividends upon the recommendation of its Management Board or Board of Directors, as the case may be, and the approval of its shareholders at their annual general meeting. Under French company law, the Company's right to pay dividends is limited in certain circumstances. For a description of these restrictions, see "Description of Share Capital". There can be no assurance that any dividends will be distributed with respect to future periods. Any future payments of dividends will depend on PagesJaunes' net income, financial position and its dividend policy at that time.

Any dividends paid to shareholders who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Shareholders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. Please see "Taxation" for further information. You should consult your own advisor concerning the tax consequences of an investment in PagesJaunes' shares.

Dividends that have not been claimed five years after their payment lapse and, following such period, must be transferred to the French State.

Under the provisions of the Treaty on the European Union signed at Maastricht in early 1992, a European Monetary Union ("EMU"), with a single European currency, the euro, was established. On May 3, 1998, European governments and central banks announced that the following 11 member states would participate in the last stage of the EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. On January 1, 2001, Greece joined the EMU. The last stage of the EMU, which fixed exchange rates between national currencies and the European Currency Unit, and the introduction of the euro for certain purposes, began on January 1, 1999, at which time the exchange rate between the French franc and the euro was established at €1.00 = FRF 6.55957.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates below are provided solely for information and convenience. No representation is made that the euro could have been, or could be, converted into U.S. dollars at these rates. The Consolidated Group's activities are essentially carried out in the euro zone.

	U.S. dollars per €1.00			
	Period-end Rate	Average Rate[1]	High	Low
Yearly amounts				
2004 (through July 6, 2004)	1.23	1.23	1.29	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.01	1.06	1.18	1.00

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The table below shows the Company's pro forma capitalization at December 31, 2003. This information is shown in accordance with French GAAP. You should read this table in conjunction with the Company's pro forma unaudited consolidated financial statements included elsewhere in this offering memorandum. The Global Offering will have no impact on the Company's capitalization. This capitalization table does not reflect the payment of the Company's dividend in respect of 2003 or the effect of PagesJaunes' capital increase in connection with the Employee Offering.

	At December 31, 2003
	(in € thousands) (unaudited)
Current portion of long- and medium-term debt	3,822
Bank overdrafts and other short-term borrowings	12,351
Short-term borrowings	**16,173**
Long- and medium-term debt	**0**
Share capital	54,810
Additional paid-in capital	42,249
Reserves	40,764
Net income	182,614
Total shareholders' equity	**320,437**
Total capitalization	**336,610**

SELECTED PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected pro forma consolidated financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's pro forma consolidated financial statements. This selected financial data has been derived from the Company's pro forma consolidated financial statements included elsewhere in this Offering Memorandum which were created using the procedures and adjustments described therein to show the Consolidated Group's scope of consolidation, financial condition, results of operations and liquidity, as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps, acquired by the Company in April 2004 in connection with reorganization transactions within the France Telecom Group, from the date they were consolidated in the France Telecom Group. In preparing the unaudited pro forma consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results of operations that the Group would have realized if it had existed during the periods under review or (ii) of the results of operations that the Group will realize in the future.

The Company's pro forma unaudited consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Annex A to this offering memorandum describes certain of the principal differences between French GAAP and U.S. GAAP accounting policies as they relate to PagesJaunes.

	Year ended December 31,		
	2001	**2002**	**2003**
	(in € thousands, except share information and per share data) (unaudited)		
Income Statement Data:			
Revenues	807,101	871,123	917,341
Cost of services and products sold	(249,236)	(239,385)	(234,933)
Commercial costs	(249,533)	(289,742)	(292,385)
Administrative costs	(49,398)	(61,603)	(54,043)
Research and development costs	(3,079)	(2,419)	(1,737)
Earnings before interest, tax, depreciation and amortization and before profit-sharing	**255,855**	**277,974**	**334,243**
Depreciation and amortization	(16,100)	(14,933)	(12,575)
Operating income	**239,755**	**263,041**	**321,668**
Financial income (expense), net	16,133	15,856	19,298
Foreign exchange gain (loss), net	57	(104)	(193)
Current income from consolidated companies	**255,945**	**278,793**	**340,773**
Other non-operating income (expense), net	(1,564)	39,616	(3,144)
Corporate income tax	(92,477)	(121,459)	(123,440)
Employee profit-sharing	(21,296)	(24,608)	(26,866)
Net income from consolidated companies	**140,608**	**172,342**	**187,323**
Share of net income of companies accounted for using the equity method	778	1,003	1,175
Goodwill amortization	(3,238)	(4,117)	(5,884)
Net income of the consolidated group	**138,148**	**169,228**	**182,614**
Minority interest	**0**	**0**	**0**
Net income	**138,148**	**169,228**	**182,614**
Earnings per share (in euros)			
Number of shares at December 31	182,700	182,700	182,700
Net income before goodwill amortization and minority interests - per share, basic	773.87	948.80	1,031.74
Net income of the Group – per share, basic	756.15	926.26	999.53

	At December 31,		
	2001	2002	2003
	(in € thousands, except operating data) (unaudited)		
Balance Sheet Data:			
ASSETS			
Goodwill, net	73,652	69,535	72,484
Other intangible assets, net	1,352	1,173	2,331
Property, plant and equipment, net	77,961	28,465	25,917
Investments accounted for under the equity method	1,965	2,353	2,504
Other investment securities	6,165	2,169	388
Other long-term assets, net	2,987	1,918	1,596
Deferred income taxes, net	17,043	6,354	6,508
Total long-term assets	**181,125**	**111,967**	**111,728**
Inventories	12,821	12,424	7,428
Trade accounts receivable, net of provisions	353,140	377,939	389,894
Deferred income taxes, net	6,409	12,817	18,056
Prepaid expenses and other current assets	135,003	127,332	137,870
Marketable securities	11,893	11,409	11,600
Cash and cash equivalents	433,202	498,075	461,083
Total current assets	**952,468**	**1,039,996**	**1,025,931**
TOTAL ASSETS	**1,133,593**	**1,151,963**	**1,137,659**
LIABILITIES			
Share capital	54,810	54,810	54,810
Additional paid-in capital	42,249	42,249	42,249
Reserves	133,133	119,640	40,764
Net income	138,148	169,228	182,614
Foreign currency translation adjustment	0	0	0
Treasury shares	0	0	0
Shareholders' Equity	**368,340**	**385,927**	**320,437**
Minority interests	**0**	**0**	**0**
Long- and medium-term debt	36,589	54	0
Other long- term liabilities	17,695	24,213	24,924
Total long-term liabilities	**54,284**	**24,267**	**24,924**
Current portion of long- and-medium-term debt (maturing in less than one year)	8,158	4,077	3,822
Bank overdrafts and other short-term borrowings	15,393	31,356	12,351
Trade accounts payable	106,359	108,690	119,987
Accrued expenses and other payables	171,775	177,858	179,079
Other current liabilities	3,999	3,124	1,915
Deferred income	405,285	416,664	475,144
Total current liabilities	**710,969**	**741,769**	**792,298**
LIABILITIES AND SHAREHOLDERS EQUITY	**1,133,593**	**1,151,963**	**1,137,659**

	Year ended December 31,		
Cash Flow Data:	2001	2002	2003
	(in € thousands) (unaudited)		
Net cash provided by (used in) operating activities	59,850	175,145	252,328
Net cash provided by (used in) investing activities	(26,398)	29,550	(21,858)
Net cash provided by (used in) financing activities	(118,445)	(139,055)	(267,145)
Effect of changes in exchange rates	0	(768)	(317)
Net increase (decrease) in cash and cash equivalents	(84,993)	65,641	(36,675)

	Year ended December 31,		
Other Operating Data:	2001	2002	2003
	(unaudited)		
Total employees of Consolidated Group	4,606	4,787	4,689

You should read the following discussion of the Group's financial condition and results of operations in conjunction with the financial statements and notes to those statements included elsewhere in this offering memorandum. This discussion contains forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. As a result of many factors, including those set forth under the section of this offering memorandum entitled "Risk Factors" and elsewhere in this offering memorandum, the Group's actual results or performance may differ materially from those anticipated in these forward-looking statements.

Overview

The core business of the Group is the publishing of directories in France and abroad, offering a wide range of products and services for the general public and professionals.

The Group's business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites, as well as the publication of the PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the Company's various subsidiaries, consisting mainly of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

The Consolidated Group's scope of consolidation at the date of this document results from a series of internal restructuring transactions involving certain companies within the France Telecom Group. These restructurings were effected during the first half of 2004 in light of the Company's planned initial public offering and consisted of the sale to the Company, which already owned Kompass France and Wanadoo Data, of:

- QDQ Media, the second largest directories publisher in Spain, which had been included in the Wanadoo directories division since April 2001. QDQ Media was sold to the Group by Wanadoo International in April 2004 for a transaction price of €106.719 million. It contributes to the Group's pro forma unaudited consolidated results for the full years 2002 and 2003 and for nine months only in 2001 (QDQ Media having been acquired by Wanadoo in March 2001); and
- Wanadoo Maps, which specializes in online geographic services and creation of photographic directories. Wanadoo Maps was sold to the Group by Wanadoo France in April 2004 for a transaction price of €10.048 million. It contributes to the Group's pro forma unaudited consolidated results as of January 1, 2003.

The pro forma unaudited consolidated financial statements prepared for the years 2001, 2002 and 2003, included elsewhere in this offering memorandum and discussed in this section, have been created using the procedures and adjustments described below to show the Consolidated Group's scope of consolidation, financial condition, results of operations and cash position as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma unaudited consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps from the respective date each was consolidated in the France Telecom Group, namely April 2001 and January 2003, respectively. The pro forma unaudited consolidated financial statements also reflect the aggregate transaction price of the QDQ Media and Wanadoo Maps acquisitions, charged to the Company's cash resources for approximately €117 million. However, the pro forma unaudited consolidated financial statements do not include the results of certain activities of the Group that are considered insignificant on account of their size or their business. These non-consolidated businesses consist of PagesJaunes Outre-Mer (€3.6 million of revenues retained in 2003 pursuant to its *régie* (advertising representation) activities for an EBITDA of €0.6 million), PagesJaunes Liban (2003 revenues of approximately €1 million for a break-even EBITDA) and Kompass Belgium (2003 revenues of €3.8 million, for an EBITDA of €0.3 million).

The pro forma unaudited consolidated financial statements have been prepared principally on the basis of the individual financial statements of the consolidated companies as well as elements extracted from Wanadoo's accounting records for 2001, 2002 and 2003 and have been adjusted on the basis of the procedures described in Note 2.1 "Preparation of pro forma consolidated financial statements" of the pro forma unaudited consolidated financial statements. The pro forma unaudited consolidated financial statements have been subject to an examination by the Group's statutory auditor and contractual auditor in accordance with professional standards applicable in France. The report by the statutory auditor and contractual auditor on this examination of the pro forma consolidated financial statements contains a qualification regarding the possible consequences on the 2001 and 2002 financial statements of the limitations in the scope of procedures relating to the accounts receivable of QDQ Media in 2001 and 2002, and their impact on the increase in provisions for receivables in the 2003 income statement, although it is noted that QDQ Media's balance sheet as at December 31, 2003 did not give rise to any qualification by the statutory auditor and contractual auditor.

The financial statements included in this offering memorandum include the Group's pro forma unaudited consolidated financial statements discussed below in management's discussion and analysis of financial condition and results of operations, as well as the Group's audited consolidated financial statements for the year ended December 31, 2003. The consolidated financial statements reflect the Consolidated Group's results and financial condition as of December 31, 2001, 2002 and 2003, without taking into account the acquisitions of QDQ Media and Wanadoo Maps in the first half of 2004, as described above, or the other pro forma adjustments described in the Group's pro forma unaudited consolidated financial statements. Only the consolidated financial statements for the year ended December 31, 2003, prepared for this offering memorandum, were audited and only these audited consolidated financial statements were approved by the general meeting of shareholders of the Company. Accordingly, the consolidated financial statements at and for the years ended December 31, 2002 and 2001 have not been audited. Also included in this offering memorandum are the audited statutory annual financial statements of the Company for the years ended December 31, 2003, 2002 and 2001.

The discussion below is based on the Group's pro forma unaudited consolidated financial statements for the years of 2001, 2002 and 2003.

These pro forma unaudited consolidated financial statements are not necessarily representative of the financial condition, results of operations and changes in liquidity and capital resources as they would have appeared in the financial statements had the Consolidated Group been constituted prior to January 1, 2001 and been operated as an independent entity. In addition, these financial statements are not necessarily indicative of what the Consolidated Group's financial condition, results of operations and changes in liquidity and capital resources will be in future years.

Overview and principal pro forma consolidated financial data for years 2001, 2002 and 2003

PagesJaunes Group	2003	2002	2001	Change 2003/2002	Change 2002/2001
In millions of euros					
Revenues	**917.3**	**871.1**	**807.1**	**5.3%**	**7.9%**
EBITDA[1]	**334.2**	**278.0**	**255.9**	**20.2%**	**8.6%**
as % of revenues	*36.4%*	*31.9%*	*31.7%*		
Operating income	**321.7**	**263.0**	**239.8**	**22.3%**	**9.7%**
as % of revenues	*35.1%*	*30.2%*	*29.7%*		
EBITDA minus Investments [2]	**322.0**	**265.6**	**243.9**	**21.2%**	**8.9%**
as % of revenues	*35.1%*	*30.5%*	*30.2%*		

(1) Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Investments consist of acquisitions of tangible and intangible fixed assets.

The Group's pro forma revenues amounted to €917.3 million in 2003, having increased steadily between 2001 and 2003, by 7.9% between 2001 and 2002, and by 5.3% between 2002 and 2003. Excluding the consolidation of the sale of online access to databases business into the PagesJaunes in France segment in 2002, revenues increased by 5.8% between 2002 and 2003, following growth of 6.3% between 2001 and 2002. This increase is primarily due to a combined increase in the average revenue per advertiser and the overall number of advertisers.

The increase in average revenue per advertiser was primarily the result of the Group's innovative efforts in the field of advertising products, for both the print and online activities. The increase in the number of advertisers was the result of increased loyalty on the part of existing advertisers and the acquisition of new advertisers. These results were made possible, on the one hand, by a wider range of platforms offered – particularly the development of the multimedia advertising offer through pagesjaunes.fr (audio spots, videos) – and, on the other hand, by increased commercial efficiency mainly due to the commercial reorganization which was undertaken at the beginning of 2002 (for a discussion of the commercial development plan, see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Commercial organization").

The increase in the Consolidated Group's pro forma revenues was mainly driven by the increase in printed directories revenues and the growth in Internet activities, which more than offset the decrease in revenues generated from PagesJaunes 3611.

The Consolidated Group's pro forma earnings before interest, tax, depreciation and amortization and before employee profit-sharing ("EBITDA") increased significantly between 2001 and 2003. The margin of EBITDA to revenues increased from 31.7% to 36.4% over this period, with the majority of this increase occurring between 2002 and 2003.

The growth in profitability is the result of steady growth in revenues, combined with control of commercial and administrative costs (other than exceptional items), and increased productivity, particularly with respect to publishing costs (purchases of paper, printing and distribution of directories). These publishing expenses represent a significant portion of the Group's costs and are not significantly affected by variations in revenues. In addition, commercial costs are primarily related to the generation of revenues by the sales force, whose compensation structure is essentially variable. Finally, it should be noted that the increase in EBITDA between 2002 and 2003 is also due, to a lesser extent, to the provision for litigation recorded in 2002 in relation to the commercial development plan.

Discussion of operating income

Comparison of years ended December 31, 2003 and December 31, 2002

The table below shows the change in the Consolidated Group's pro forma revenues and pro forma operating income between the periods ended December 31, 2002 and 2003:

PagesJaunes Group	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
PagesJaunes in France	***847.5***	***797.6***	***6.3%***
International & Subsidiaries	***69.8***	***73.5***	***-5.0%***
Revenues	**917.3**	**871.1**	**5.3%**
Cost of services and products sold	(234.9)	(239.4)	-1.9%
Commercial costs	(292.4)	(289.7)	0.9%
Administrative costs	(54.0)	(61.6)	-12.3%
Research and development costs	(1.7)	(2.4)	-28.2%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**334.2**	**278.0**	**20.2%**
as % of revenues	*36.4%*	*31.9%*	
Depreciation and amortization (excluding goodwill)	(12.6)	(14.9)	-15.8%
Operating income	**321.7**	**263.0**	**22.3%**
as % of revenues	35.1%	30.2%	
Financial income (expense), net	19.1	15.8	21.3%
Other non-operating income (expense), net	(3.1)	39.6	-107.9%
Corporate income tax	(123.4)	(121.5)	1.6%
Employee profit-sharing	(26.9)	(24.6)	9.2%
Share in net income of companies accounted for using the equity method	1.2	1.0	17.2%
Income before goodwill amortization and minority interests	**188.5**	**173.3**	**8.7%**
Goodwill amortization	(5.9)	(4.1)	42.9%
Minority interests	—	—	—
Consolidated net income of the Group	**182.6**	**169.2**	**7.9%**

The Consolidated Group's pro forma revenues amounted to €917.3 million in 2003, an increase of 5.3% compared to 2002. This increase is principally the result of the increase in the average revenue per advertiser in France, which was achieved in part due to the commercial development plan undertaken at the beginning of 2002, which yielded results on the 2003 edition, for which marketing began in April 2002.

EBITDA amounted to €334.2 million in 2003, an increase of 20.2% compared to 2002. EBITDA margin increased from 31.9% in 2002 to 36.4% in 2003, reflecting a significant improvement in the Consolidated Group's profitability. This improvement results from the increase in revenues and the effective control of costs, particularly the optimization of publishing costs related to printed directories. Thus, the costs of services and products sold (as defined below in "– Cost of services and products sold in the PagesJaunes in France segment (pro forma)") decreased by 1.9% between 2002 and 2003. Commercial costs, which particularly include personnel costs of the sales force, remained stable during the period, while revenues increased by 5.3%. Administrative costs in 2002, which include, in particular, the cost of support functions, included an exceptional provision of €7.3 million for litigation in connection with the Company's commercial development plan (see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Commercial organization", "– Commercial, administrative and research and development costs of the PagesJaunes in France segment (pro forma)" as well as Note 24 to the pro forma consolidated financial statements). Excluding this provision, administrative costs remained stable.

The Consolidated Group's pro forma consolidated net income amounted to €182.6 million at the end of 2003, compared to €169.2 million at the end of 2002. The 2002 results include the sale of the Company's buildings in Sèvres to a consortium of real estate investors for a purchase price of approximately €86 million,

which yielded, after the exercise of the lease option, an after-tax gain of nearly €24.7 million. Income before amortization of goodwill and minority interests was €188.5 million in 2003, which is an increase of 26.8% between 2002 and 2003 when excluding the sale of buildings in Sèvres.

The following section discusses pro forma revenues and operating income, as well as certain pro forma intermediate balances, for each of the two segments of the Consolidated Group: the PagesJaunes in France segment and the International & Subsidiaries segment.

Analysis of the pro forma revenues and operating income of the PagesJaunes in France segment

The following table shows changes in revenues and operating income of the PagesJaunes in France segment between the period ended on December 31, 2003 and the period ended December 31, 2002:

PagesJaunes in France	2003	2002	Change 2003/2002
In millions of euros			
Printed directories	**595.0**	**564.7**	**5.4%**
Online services	**208.2**	**185.3**	**12.4%**
Other businesses	**44.3**	**47.6**	**-6.9%**
Revenues	**847.5**	**797.6**	**6.3%**
Cost of services and products sold	(207.1)	(211.7)	-2.2%
Commercial costs	(233.8)	(227.3)	2.9%
Administrative costs	(37.6)	(45.1)	-16.6%
Research and development costs	(1.7)	(2.4)	-28.2%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**367.2**	**311.1**	**18.0%**
as % of revenues	*43.3%*	*39.0%*	
Depreciation and amortization (excluding goodwill)	(8.4)	(9.4)	-10.2%
Operating Income	**358.8**	**301.7**	**18.9%**
as % of revenues	*42.3%*	*37.8%*	

The PagesJaunes in France segment encompasses all the activities of the Company itself, which include activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, design and hosting of Internet sites, as well as other activities (primarily the publication of PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation)).

Pro forma revenues of the PagesJaunes in France segment

The table below shows a breakdown of the pro forma consolidated revenues for the PagesJaunes in France segment per product line for the periods ended on December 31, 2003 and 2002 and the percentage change per product line between these two periods:

PagesJaunes in France	2003	2002	Change 2003/2002
In millions of euros			
Printed Directories	**595.0**	**564.7**	**5.4%**
PagesJaunes directory	482.4	455.4	5.9%
l'Annuaire	112.6	109.2	3.1%
Online services	**208.2**	**185.3**	**12.4%**
Internet	94.8	64.6	46.6%
Minitel	92.5	100.1	-7.6%
Websites	20.9	20.6	1.9%
Other businesses	**44.3**	**47.6**	**-6.9%**
QuiDonc	8.1	8.3	-1.5%
Others*	36.2	39.3	-8.0%
* including *PagesPro*, sale of online access to databases, Europages			
Revenues	**847.5**	**797.6**	**6.3%**

The revenues of the PagesJaunes in France segment increased by [illegible] between 2002 and 2003 and amounted to €847.5 million in 2003, due to an increase in the average revenue per advertiser from €1,384 in 2002 to €1,477 in 2003. Steps aimed at increasing commercial efficiency were undertaken in 2002 in conjunction with the commercial development plan, including a new allocation of responsibility for existing advertisers among the various sales channels, which led to an increase in the average revenue per advertiser. At the same time, apart from price increases, the range of advertising options was extended, not only with respect to online services, but also for printed directories, with the introduction of new display products (see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Advertising products").

In 2003, the PagesJaunes in France segment had 561,180 advertisers, remaining virtually stable as compared to the 560,453 advertisers in 2002, due to a lower number of new advertising clients acquired in 2003 compared to 2002. This decrease in new advertising clients in 2003 is explained by the fact that the commercial development plan affected the balance among the various sales channels with respect to the 2003 edition, to the detriment of the new client telesales channel, *Télévente Prospects*. As a result, the number of new advertisers acquired in 2003 was 82,080, compared to 89,083 in 2002.

Finally, in terms of sub-segments, the growth in revenues was driven both by the increase in directories revenues and the growth of the Internet business, which more than offset the decrease in revenues generated by PagesJaunes 3611.

Pro forma revenues of printed directories

Printed directories revenues increased by 5.4% between 2002 and 2003, amounting to €595.0 million in 2003. This revenue is generated primarily from the sale of advertising space in the *PagesJaunes* directory and *l'Annuaire*. Between 2002 and 2003, revenues of the *PagesJaunes* directory increased by 5.9% and that of the *l'Annuaire* by 3.1%, mainly due to the increase in the average revenue per advertiser (from €1,063 in 2002 to €1,118 in 2003), which resulted from the combined effect of price increases and the introduction of new products comparable to local outdoor advertising.

In 2003, the printed directories sub-segment had 532,041 advertisers, remaining virtually stable as compared with the 531,270 advertisers in 2002. This stability is due to the fact that the number of new advertising clients acquired in 2003 was lower than the number of new client additions in 2002, which is explained, as mentioned, by the commercial development plan, which, with respect to the 2003 edition, affected the balance among the various sales channels to the detriment of the new client telesales channel, *Télévente Prospects.*

Pro forma revenues of online services

Online services revenues increased by 12.4% between 2002 and 2003, amounting to €208.2 million in 2003. Online services revenues are generated primarily from the sale of online services advertising products (pagesjaunes.fr and PagesJaunes 3611), as well as activities related to designing and hosting websites.

The number of online services advertisers increased from 391,842 in 2002 to 401,610 in 2003.

The 12.4% increase in online services revenues between 2002 and 2003 is primarily due to the growth in revenues generated by pagesjaunes.fr. The growth of 46.6% in pagesjaunes.fr revenues was achieved through a 15.3% increase in the number of advertisers on pagesjaunes.fr between 2002 and 2003 (267,175 advertisers at December 31, 2003 compared to 231,806 advertisers at December 31, 2002) and an increase in the average revenue per advertiser on pagesjaunes.fr (€380 in 2003 compared to €297 in 2002). This increase in the average revenue per advertiser is primarily the result of an enhanced product range with the development of multimedia products on pagesjaunes.fr (audio spots, videos), the development of advertising products comparable to local outdoor advertising, and price increases in line with an increased audience.

PagesJaunes 3611 revenues decreased by 7.6% between 2002 and 2003, amounting to €92.5 million in 2003 compared with €100.1 million in 2002, confirming the downward trend between 2001 and 2002 and reflecting the decrease in the PagesJaunes 3611 audience.

Revenues from the design and hosting of Internet sites increased by 1.9% between 2002 and 2003, amounting to €20.9 million at December 31, 2003. One-third of these revenues were generated by activities relating to the design and creation of Internet sites. The other two-thirds were generated by the sale of service packages, including updates, hosting and an online assistance service. In addition, the roll out of innovative products (such as e-visit (360 degree vision), site update management and audience monitoring options) has contributed to building client loyalty and maintaining revenues in 2003 in a fragmented and highly competitive market.

Pro forma revenues of other businesses

Revenues of other businesses in the PagesJaunes in France segment decreased by 6.9% between 2002 and 2003, amounting to €44.3 million in 2003, or 5.2% of segment revenues. These revenues were generated primarily from the PagesPro activities on printed and Internet platforms, the sale of online access to databases to French and foreign operators, the QuiDonc reverse directory consulted on the Internet, Minitel and Audiotel, and the Europages activities on printed and Internet platforms. The 6.9% decrease in the revenues of these activities is primarily due to the decrease in revenues from the sale of online access to databases (€10.4 million in 2003 compared with €13.6 million in 2002). This decrease in revenues from the sale of online access to databases was caused by the significant decrease in the prices charged for these services, as imposed by a court decision rendered in September 2003, which fixed the price of these services at cost plus a reasonable return on capital invested (see "Business – Activities of PagesJaunes in France – Other activities – Sale of online access to databases"). Other than the sale of online access to databases business, the revenues of PagesPro, QuiDonc and Europages remained stable in 2003 compared with 2002.

Cost of services and products sold in the PagesJaunes in France segment (pro forma)

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Cost of services and products sold	(207.1)	(211.7)	-2.2%
as % of revenues	*-24.4%*	*-26.5%*	

The cost of services and products sold in the PagesJaunes in France segment amounted to €207.1 million in 2003, a decrease of 2.2% compared to 2002, while segment revenues increased by 6.3%. The cost of services and products sold is comprised primarily of publishing expenses (purchase of paper, printing and distribution of printed directories), costs of hosting and distributing online directories as well as the costs of purchasing, creating and updating databases and producing advertisements. The cost of services and products sold represented 24.4% of revenues in 2003 compared with 26.5% in 2002. The cost of paper, printing and distribution totaled €106.0 million in 2003, of which €49.0 million was for paper, compared to €119.2 million in 2002, of which €54.7 million was for paper. This overall decrease in the cost of services and products sold was essentially due to better management of paper, printing and distribution costs, resulting from the application of new software optimizing pagination, and from negotiating prices with paper suppliers and directory distributors. These costs also decreased due to the cyclical fall in the price of paper. In addition, it should be noted that through 2003, PagesJaunes paid Havas an annual fee of €9.1 million which was included in the cost of services and products sold; this expense will no longer be incurred from 2004 onward.

Commercial, administrative, and research and development costs of the PagesJaunes in France segment (pro forma)

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Commercial costs	(233.8)	(227.3)	2.9%
Administrative costs	(37.6)	(45.1)	-16.6%
Research and development costs	(1.7)	(2.4)	-28.2%
Commercial, administrative and R&D costs	**(273.2)**	**(274.8)**	**-0.6%**
as % of revenues	*-32.2%*	*-34.5%*	

Commercial costs of the PagesJaunes in France segment amounted to €233.8 million in 2003, an increase of 2.9% compared with 2002, a less rapid increase than the increase in revenues, which increased by 6.3% during the same period. Commercial costs represented 27.6% of revenues in 2003, compared to 28.5% in 2002. Commercial costs include salaries, supervision and administrative expenses related to the sales force, communications and marketing expenses, management expenses and provisions for doubtful client receivables. Compensation of the sales force and its immediate support represented 12.7% of revenues in 2003, compared to 13.5% in 2002. Compensation of the sales force, which is, to a large extent, variable, depends primarily on commercial results. The positive trend in the management of commercial costs reflects the Group's determination to optimize its commercial and marketing expenses, without, however, compromising its goal of increasing the number of new advertiser additions. This determination was demonstrated particularly at the beginning of 2002 by the implementation of the new organization of field sales teams and the amendment of sales representatives' contracts as part of the commercial development plan, which had a considerable effect on the 2003 edition.

Administrative costs of the PagesJaunes in France segment amounted to €37.[illegible] million in 2003, a decrease of 16.6% compared to 2002. Administrative expenses, which include the costs of support functions and certain provisions for certain risks and expenses, represented 4.4% of revenues in 2003, compared with 5.7% in 2002. Administrative costs for 2002 include a €7.3 million provision for litigation relating to the implementation of the commercial development plan. Excluding this charge, administrative costs as a percentage of revenues decreased to 4.4 % of revenues in 2003, from 4.7% in 2002. These costs also include assistance charges and trademark royalties paid to the France Telecom Group, which totaled €8.5 million in 2003. Due to the upcoming integration of a certain number of support functions into PagesJaunes, these expenses will be reduced beginning in 2005, to approximately €6 million (see "Related Party Transactions – Assistance agreements").

Moreover, €1.7 million was used for research and development in 2003. Research and development expenses mainly include personnel costs for teams in charge of developing platforms and related products, as well as external costs for research services from France Telecom R&D. The goal of these services is to develop new functionalities, as well as the prototyping of products and offers through new services. Excluding purchases of editorial content, recorded in 2002 under research and development expenses for €0.8 million, research and development expenses for the PagesJaunes in France segment increased by €0.1 million in 2003. It should be noted that innovation efforts are also undertaken by operational services, without being recorded under research and development.

Pro forma EBITDA of the PagesJaunes in France segment

The EBITDA of the PagesJaunes in France segment increased by 18.0% between 2002 and 2003, amounting to €367.2 million in 2003. The EBITDA margin of this segment rose from 39.0% to 43.3% between 2002 and 2003. This performance results from the growth in revenues and cost control, as well as, to a lesser extent, the effect in 2002 of the exceptional provision taken for litigation relating to the commercial development plan.

Depreciation and amortization for the PagesJaunes in France segment (pro forma)

Depreciation and amortization (excluding goodwill) decreased by 10.2% between 2002 and 2003, amounting to €8.4 million in 2003, or less than 1% of segment revenues.

Pro forma operating income for the PagesJaunes in France segment

Operating income of the PagesJaunes in France segment increased by 18.9% between 2002 and 2003, amounting to €358.8 million in 2003. This increase of nearly €57.1 million over 2002 resulted from growth in sales and cost control, as well as, to a lesser extent, the exceptional provision taken in 2002 for litigation relating to the commercial development plan.

Analysis of pro forma revenues and operating income of the International & Subsidiaries segment

The table below shows changes in pro forma revenues and operating income for the International & Subsidiaries segment between the periods ended December 31, 2003 and December 31, 2002:

International & Subsidiaries	2003	2002	Change 2003/2002
In millions of euros			
QDQ Media	**32.0**	**38.8**	**-17.4%**
Other subsidiaries	**37.8**	**34.8**	**8.8%**
Revenues	**69.8**	**73.5**	**-5.0%**
Cost of services and products sold	(27.8)	(27.7)	0.4%
Commercial costs	(58.5)	(62.5)	-6.3%
Administrative costs	(16.4)	(16.5)	-0.6%
Research and development costs	—	—	—
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**(33.0)**	**(33.1)**	**-0.5%**
as % of revenues	*-47.2%*	*-45.0%*	
Depreciation and amortization (excluding goodwill)	(4.2)	(5.6)	-25.1%
Operating income	**(37.1)**	**(38.7)**	**-4.1%**
as % of revenues	*-53.2%*	*-52.6%*	

Pro forma revenues of the International & Subsidiaries segment

The table below shows a breakdown of pro forma consolidated revenues of the International & Subsidiaries segment per product line for the periods ended December 31, 2003 and December 31, 2002 and the percentage change per product line between these two periods:

International & Subsidiaries	2003	2002	Change 2003/2002
In millions of euros			
QDQ Media	**32.0**	**38.8**	**-17.4%**
Other subsidiaries	**37.8**	**34.8**	**8.8%**
Kompass France	24.2	23.7	2.3%
Wanadoo Data	11.0	11.1	-1.0%
Wanadoo Maps	2.6	—	—
Revenues	**69.8**	**73.5**	**-5.0%**

Revenues for the International & Subsidiaries segment decreased by 5.0% between 2002 and 2003, amounting to €69.8 million in 2003.

Excluding Wanadoo Maps, segment revenues decreased 8.6%, resulting primarily from the decrease in revenues at QDQ Media.

QDQ Media

QDQ Media revenues, which amounted to €32.0 million in 2003, decreased by 17.4% between 2002 and 2003. These revenues were generated by the sale of advertising space in QDQ Media's printed and online (QDQ.com) directories.

The fall in QDQ Media revenues between 2002 and 2003 was primarily due to the completion of the efforts to improve QDQ Media's revenue quality, which led to the non-prospection of a number of clients with a history of non-payment or of doubtful solvency. In particular, contracts with a certain number of "major accounts" advertisers were not renewed in 2003 following difficulties in collection or non-payment. Following these non-renewals, "major accounts" revenues decreased from approximately €11 million in 2002 (28% of revenues) to approximately €2 million in 2003 (6% of revenues), this decrease being partially offset by an 8% increase in revenues from other categories of advertisers. These decisions resulted in a significant increase in the provisions for receivables for the year (see "– Commercial and administrative costs of the International & Subsidiaries segment (pro forma)" below for the comparison between 2002 and 2003, "Commercial and administrative costs for the International & Subsidiaries segment (pro forma)" below for the comparison between 2001 and 2002, and Note 18 to the pro forma unaudited consolidated financial statements).

The number of QDQ Media advertisers increased slightly in 2003, from 81,355 in 2002 to 82,517 in 2003. The average revenue per advertiser fell between 2002 and 2003, essentially due to the non-renewal of certain "major accounts" advertisers described above.

The portion of revenues generated by online activities rose to 5.5% of revenues in 2003, compared with 1.8% in 2002. This percentage continues to grow due to increased commercial and marketing efforts.

Other Subsidiaries

Kompass France

Kompass France revenues increased by 2.3% between 2002 and 2003, amounting to €24.2 million in 2003. Kompass France revenues are derived from marketing the Kompass information system, which includes the sale of advertising space and data on multiple platforms, including printed, CD-Rom, Minitel and the Internet (Kompass.com, the global online directory of Kompass dealers). Platform sales are complemented by direct marketing services. The traffic on the Kompass.com Internet site, calculated on the basis of the number of visits to the site, increased sharply in 2003.

Wanadoo Data

Wanadoo Data revenues remained stable between 2002 and 2003, amounting to €11.0 million in 2003. Wanadoo Data revenues are derived primarily from direct marketing of customer data and multi-based data

enhancement and restructuring services. In 2003, marketing database processing revenues, which increased by €1.0 million compared with 2002, offset the decline in marketing customer data, which has been subject to competitive price pressure.

Wanadoo Maps

Wanadoo Maps was consolidated in the Consolidated Group as of January 1, 2003. Wanadoo Maps' revenues are mainly derived from royalties received for the use of its geographic services platform, from the licensing of distribution rights for photos and from updating these photos. In 2003, the revenues of Wanadoo Maps amounted to €2.6 million, of which nearly one-third was earned from sales to Wanadoo.

Cost of services and products sold in the International & Subsidiaries segment (pro forma)

International & Subsidiaries	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Cost of services and products sold	**(27.8)**	**(27.7)**	**0.4%**
as % of revenues	*-39.9%*	*-37.7%*	

The cost of services and products sold consists essentially of publishing expenses (purchase of paper, printing and distribution of printed directories), costs of hosting and distributing online directories, costs incurred to purchase, create and update databases and the cost of advertising.

Despite the entry of Wanadoo Maps into the Consolidated Group as of January 1, 2003, which contributed €2.3 million to costs of services and products sold, the segment's total cost of services and products sold remained stable between 2002 and 2003. Excluding this entry into consolidation, the cost of services and products sold decreased by 7.9% between 2002 and 2003, due notably to cost decreases at QDQ Media. This decrease in costs at QDQ Media was the result of negotiations by QDQ Media with all of its suppliers, a reduction in the weight of paper, productivity gains from the partial internalization of production processes for advertisements and the optimization of page layout in printed directories. QDQ Media was also able to benefit from pricing terms similar to those granted to PagesJaunes by its paper suppliers and printers.

Commercial and administrative costs of the International & Subsidiaries segment (pro forma)

International & Subsidiaries	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Commercial costs	(58.5)	(62.5)	-6.3%
Administrative costs	(16.4)	(16.5)	-0.6%
Commercial and administrative costs	**(74.9)**	**(78.9)**	**-5.1%**
as % of revenues	*-107.3%*	*-107.3%*	

Commercial costs include salaries, supervision and administration expenses related to the sales force, communication and marketing expenses, as well as costs of management and provisions for the risk of non-payment by clients.

Commercial costs decreased by 6.3% between 2002 and 2003, and amounted to €58.5 million in 2003. However, the amount of commercial costs for 2002 reflects an additional cost estimated at €6 million arising from the depreciation of an asset recorded in 2001 for salary advances paid during this period. Commercial costs in 2003 also include an €11.5 million provision for receivables depreciation (compared to a €1.9 million provision in 2002). The €11.5 million provision is aimed at the clearing of accounts receivable not only for 2003 but particularly for previous years. Apart from these elements, commercial costs fell by 13.9% between 2002 and 2003. This decline results primarily from a sharp decrease in the purchase of advertising space from "major accounts" media clients, with whom business volume decreased.

In 2003, administrative costs remained stable. Excluding the entry of Wanadoo Maps into the Consolidated Group as of January 1, 2003, administrative costs decreased 4.6% compared to 2002. This decrease results from steps taken to reduce overhead in the entire France Telecom Group.

Pro forma EBITDA of the International & Subsidiaries segment

The segment's EBITDA was a loss of €33.0 million in 2003, which is stable when compared to the €33.1 million loss recorded in 2002. This loss is principally due to the non-renewal of the revenue of certain "major account" advertisers at QDQ Media. The other subsidiaries in the segment maintained positive EBITDA in 2003.

Depreciation and amortization for the International & Subsidiaries segment (pro forma)

Depreciation and amortization decreased by 25.1% between 2002 and 2003, amounting to €4.2 million in 2003. There was no significant accelerated write-down in 2003. The depreciation provision of €5.6 million in 2002 included the accelerated write-down of the market place section of the merchant portal of Kompass.fr, which amounted to a charge of €1.4 million. This accelerated write-down was the result of an assessment and analysis of the outlook for of this asset.

Pro forma operating income for the International & Subsidiaries segment

The operating income of the International & Subsidiaries business in 2003 shows a loss of €37.1 million, compared with a loss of €38.7 million recorded in 2002. These losses are primarily due to the losses at QDQ Media.

Analysis of pro forma consolidated net income

The table below shows the Consolidated Group's net income generated by all activities during the periods ended December 31, 2003, and December 31, 2002:

PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE PAGESJAUNES GROUP	Year ended December 31,	
	2003	2002
In millions of euros		
Operating income	**321.7**	**263.0**
Financial income (expense), net	19.1	15.8
Other non-operating income (expense), net	(3.1)	39.6
Corporate income taxes	(123.4)	(121.5)
Employee profit-sharing	(26.9)	(24.6)
Share of net income of companies accounted for using the equity method	1.2	1.0
Income before goodwill amortization and minority interests	**188.5**	**173.3**
Goodwill amortization	(5.9)	(4.1)
Minority interests	—	—
Consolidated net income of the Group	**182.6**	**169.2**

Financial income (expense), net (pro forma)

Net financial income increased by 21.3% between 2002 and 2003, amounting to €19.1 million in 2003. This increase is primarily due to the improvement in rates of return. This financial income is constituted principally of interest income from investments with France Telecom earning market rates (see "Related Party Transactions – Cash management agreements" and Note 23 to the pro forma unaudited consolidated financial statements).

Other non-operating income (expense) (pro forma)

In 2003, other non-operating income (expense) amounted to a net expense of €3.1 million (including an allowance on securities held for €2.4 million related to the shares of the Lebanese subsidiary as well as restructuring costs of €1.1 million at QDQ Media) compared with net income of €39.6 million in 2002. In 2002, other non-operating income included the proceeds from the sale of buildings belonging to the Company in Sèvres for a price of €86 million, which yielded a gain after exercise of the lease option of nearly €39.0 million before tax, or €24.7 million after tax.

Income taxes (pro forma)

In 2003, the Consolidated Group recorded €123.4 million income tax expense, an increase of €1.9 million compared to 2002. It should be noted that the income tax in 2002 included €14.3 million related to the capital gain on the sale of the Company's buildings in Sèvres.

Due to the Company's planned distribution of €236 million prior to its listing on the stock market, of which €24.9 million should be drawn from the special long-term gain reserve, and therefore carried forward to its 2004 taxable income, the Company expects to have to pay additional income tax in 2004 of €4.6 million.

The Company foresees opting, no later than March 31, 2005, for the tax consolidation regime provided for in Articles 223A *et seq.* of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than the Company, all its French subsidiaries that meet the conditions required for membership. This option would take effect on January 1, 2005, for a period of five fiscal years.

The initial public offer of PagesJaunes' shares will result in the exit, retroactive to January 1, 2004, of the Consolidated Group from Wanadoo's consolidated tax group. This exit from Wanadoo's consolidated tax group may result in a greater financial burden on the Consolidated Group than if it had remained a part of Wanadoo's consolidated tax group. In respect of 2004, the companies of the Consolidated Group will not be part of a consolidated tax group, and will each, therefore, have to pay tax on the basis of their respective taxable income. In addition, PagesJaunes and its subsidiaries will not, going forward, be able to deduct from their respective taxable income any losses and long-term capital losses relating to periods during which they were included in Wanadoo's consolidated tax group.

Employee profit sharing (pro forma)

Profit-sharing by employees of the French consolidated companies, implemented in accordance with applicable regulations, resulted in an expense of €26.9 million in 2003, compared with €24.6 million in 2002.

Share of net income of companies accounted for using the equity method (pro forma)

Income of companies accounted for using the equity method consists of the contribution of Eurodirectory, which is 50% owned by the Company and whose share amounted to €1.2 million in 2003, compared with €1.0 million in 2002.

Goodwill amortization (pro forma)

Goodwill amortization amounted to €5.9 million in 2003 compared with €4.1 million in 2002.

This increase of €1.8 million between 2002 and 2003 results from the amortization over five years of €8.8 million of goodwill related to the acquisition of Wanadoo Maps by the Company in 2003 (see Note 9 to the pro forma unaudited consolidated financial statements).

Net income (pro forma)

The Consolidated Group's net income amounted to €182.6 million in 2003 compared with €169.2 million in 2002.

Comparison of periods ended on December 31, 2002 and December 31, 2001

The following table shows the change in the Consolidated Group's pro forma revenues and the pro forma operating income between the periods ended December 31, 2002 and 2001:

PagesJaunes Group	2002	2001	Change 2002/2001
In millions of euros			
PagesJaunes in France	***797.6***	***743.9***	***7.2%***
International & Subsidiaries	***73.5***	***63.2***	***16.4%***
Revenues	**871.1**	**807.1**	**7.9%**
Cost of services and products sold	(239.4)	(249.2)	-4.0%
Commercial costs	(289.7)	(249.5)	16.1%
Administrative costs	(61.6)	(49.4)	24.7%
Research and development costs	(2.4)	(3.1)	-21.4%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**278.0**	**255.9**	**8.6%**
as % of revenues	*31.9%*	*31.7%*	
Depreciation and amortization (excluding goodwill)	(14.9)	(16.1)	-7.2%
Operating income	**263.0**	**239.8**	**9.7%**
as % of revenues	*30.2%*	*29.7%*	
Financial income (expense), net	15.8	16.2	-2.7%
Other net non-operating income (expense), net	39.6	(1.6)	
Corporate income taxes	(121.5)	(92.5)	31.3%
Employee profit-sharing	(24.6)	(21.3)	15.6%
Share of net income of companies accounted for using the equity method	1.0	0.8	28.9%
Income before goodwill amortization and minority interests	**173.3**	**141.4**	**22.6%**
Goodwill amortization	(4.1)	(3.2)	27.1%
Minority interests	—	—	—
Consolidated net income of the Group	**169.2**	**138.1**	**22.5%**

The Consolidated Group's revenues increased by 7.9% between 2001 and 2002 and amounted to €871.1 million in 2002. This growth is due both to the increase in the average revenue per advertiser and the increase in the number of advertisers.

The Consolidated Group's EBITDA increased by 8.6% between 2001 and 2002, reaching €278.0 million in 2002. The EBITDA margin remained stable at 31.9% in 2002 compared with 31.7% in 2001. The growth of revenues and effective control of costs of services and products sold (particularly editorial costs), down by 4.0% between 2001 and 2002, were offset by an increase in commercial and administrative costs. In fact, commercial costs, which include personnel expenses relating to the sales force, rose by 16.1% during this period. It should be noted that administrative costs, including support functions, increased by 24.7% during the period. However, in 2002, these administrative costs included a provision of €7.3 million for litigation arising from the commercial development plan.

The Consolidated Group's consolidated net income increased by 22.5% between 2001 and 2002, reaching €169.2 million in 2002. This net income includes the proceeds from the sale of the Company's buildings located in Sèvres. After the exercise of the lease option, this sale yielded an after-tax gain of nearly €24.7 million. Excluding this sale, income before goodwill amortization and minority interests in 2002 amounted to €148.6 million, representing an increase of 5.1% between 2001 and 2002.

The following section discusses pro forma revenues and operating income as well as certain pro forma intermediate balances for each of the two segments of the Consolidated Group: the PagesJaunes in France segment, on the one hand, and the International & Subsidiaries segment, on the other hand.

Analysis of the pro forma revenues and operating income of the PagesJaunes in France segment

The following table presents changes in revenues and operating income of the PagesJaunes in France segment between the period ended December 31, 2002, and the period ended December 31, 2001:

PagesJaunes in France	**2002**	**2001**	**Change 2002/2001**
In millions of euros			
Printed directories	**564.7**	**543.5**	**3.9%**
Online services	**185.3**	**166.8**	**11.1%**
Other activities	**47.6**	**33.6**	**41.9%**
Revenues	**797.6**	**743.9**	**7.2%**
Cost of services and products sold	(211.7)	(222.7)	-4.9%
Commercial costs	(227.3)	(208.5)	9.0%
Administrative costs	(45.1)	(35.1)	28.6%
Research and development costs	(2.4)	(3.1)	-21.4%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**311.1**	**274.6**	**13.3%**
as % of revenues	*39.0%*	*36.9%*	
Depreciation and amortization (excluding goodwill)	(9.4)	(13.1)	-28.5%
Operating income	**301.7**	**261.6**	**15.4%**
as % of revenues	*37.8%*	*35.2%*	

The PagesJaunes in France segment encompasses all the activities of the Company, which include activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, the design and hosting of Internet sites, as well as other activities (primarily the publication of PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation)).

Pro forma revenues of the PagesJaunes in France segment

The table below shows a breakdown of the pro forma consolidated revenues for the PagesJaunes in France segment by product line for the periods ended December 31, 2002 and December 31, 2001 and the percentage change per product line between these two periods:

PagesJaunes in France	**2002**	**2001**	**Change 2002/2001**
In millions of euros			
Printed Directories	**564.7**	**543.5**	**3.9%**
PagesJaunes directory	455.4	437.9	4.0%
l'Annuaire	109.2	105.7	3.3%
On-line services	**185.3**	**166.8**	**11.1%**
Internet	64.6	42.7	51.5%
Minitel	100.1	106.0	-5.5%
Sites	20.6	18.2	13.1%
Other activities	**47.6**	**33.6**	**41.9%**
QuiDonc	8.3	8.5	-3.0%
Others*	39.3	25.0	57.1%
* including *PagesPro*, sale of online access to databases, Europages			
Revenues	**797.6**	**743.9**	**7.2%**

Revenues of PagesJaunes in France increased by 7.2% between 2001 and 2002, amounting to €797.6 million in 2002. This increase was due to the rise in the average revenue per advertiser from €1,342 in 2001 to €1,384 in 2002, and the increase in the number of advertisers, which grew from 548,232 advertisers in 2001 to 560,453 in 2002.

The growth in revenues between 2001 and 2002 was driven by growth in revenues of printed directories and by the dynamic development of Internet activities, which largely offset the decrease in revenues derived from PagesJaunes 3611.

Pro forma revenues of printed directories

Printed directories revenues increased by 3.9% between 2001 and 2002, reaching €564.7 million in 2002. *PagesJaunes* directory revenues increased by 4.0% and *l'Annuaire* revenues by 3.3%. This increase was due to a 1.8% increase in the average revenue per advertiser (€1,044 in 2001 compared with €1,063 in 2002) and an increase in the number of print directory advertisers (520,618 in 2001 compared with 531,270 in 2002).

Pro forma revenues of online services

Revenues of online services increased by 11.1% between 2001 and 2002, amounting to €185.3 million in 2002. These revenues are mainly derived from the sale of advertising products in online services (pagesjaunes.fr and PagesJaunes 3611) as well as from the design and hosting of websites.

The number of advertisers in online services increased from 383,932 in 2001 to 391,842 in 2002.

The increase of 11.1% in online services revenues between 2001 and 2002 is mainly the result of an increase in sales generated by pagesjaunes.fr. The 51.5% growth in pagesjaunes.fr's revenues results from an increase both in the average revenue per advertiser and in the number of advertisers. The average revenue per advertiser on pagesjaunes.fr rose from €251 in 2001 to €297 in 2002, due in particular to the expanded range of the advertising offer as well as price increases. At the same time, the number of advertisers increased by 13.8% between 2001 and 2002 (203,613 advertisers on pagesjaunes.fr in 2001 compared with 231,806 in 2002). In 2002, PagesJaunes 3611 revenues decreased 5.5%, reflecting the decline in the Minitel audience.

Revenues from the design and hosting of websites increased by 13.1% between 2001 and 2002, amounting to €20.6 million in 2002, in a highly competitive market. One-third of these revenues were derived from the design and creation of Internet sites. The other two-thirds were generated from the marketing of service packages, which include updates, hosting and an online assistance service.

Pro forma revenues from other businesses

Revenues from other businesses in the PagesJaunes in France segment increased by 41.9% between 2001 and 2002, amounting to €47.6 million in 2002 and accounting for 6.0% of the revenues of the segment in 2002. These revenues were mostly derived from the publication of the *PagesPro* directory, the sale of online access to databases of French and foreign operators, the QuiDonc reverse directory consulted on the Internet, Minitel and Audiotel platforms, and the Europages activities on printed and Internet platforms. This 41.9% growth in revenues between 2001 and 2002 was primarily due to the purchase of the online access to databases business at the beginning of 2002 from Intelmatique (a subsidiary of France Telecom), for which 2002 revenues amounted to €13.6 million. Excluding this acquisition, revenues for the other businesses were stable at approximately €34 million.

Cost of services and products sold in the PagesJaunes in France segment (pro forma)

PagesJaunes in France	**2002**	**2001**	**Change 2002/2001**
In millions of euros			
Cost of services and products sold	**(211.7)**	**(222.7)**	**-4.9%**
as % of revenues	*-26.5%*	*-29.9%*	

The cost of services and products sold in the PagesJaunes in France segment amounted to €211.7 million in 2002, down 4.9% compared with 2001, while revenues increased by 7.2%. The cost of services and products sold represented 26.5% of revenues in 2002, compared to 29.9% in 2001. In 2002, the cost of paper, printing and distribution amounted to €119.2 million, including €54.7 million for paper, compared to €125.8 million in 2001, of which €57.9 million was for paper. This marked decrease is essentially due to the optimization of the cost of paper, printing and distribution of printed directories, following negotiations with paper suppliers and printers and the tightening of control over distributors. These costs also decreased due to a cyclical fall in the price of paper.

Commercial, administrative, and research and development costs of the PagesJaunes in France segment (pro forma)

PagesJaunes in France	2002	2001	Change 2002/2001
In millions of euros			
Commercial costs	(227.3)	(208.5)	9.0%
Administrative costs	(45.1)	(35.1)	28.6%
Research and development costs	(2.4)	(3.1)	-21.4%
Commercial, administrative and R&D costs	**(274.8)**	**(246.6)**	**11.4%**
as % of revenues	*-34.5%*	*-33.2%*	

Commercial costs of the PagesJaunes in France segment amounted to €227.3 million euros in 2002, increasing by 9.0% between 2001 and 2002, a slightly more rapid rise than revenues in the same period, which increased by 7.2% between 2001 and 2002. Commercial costs represented 28.5% of revenues in 2002, compared to 28.0% in 2001. Sales force compensation represented 13.5% of revenues in 2002, compared to 12.9% in 2001. In 2002, commercial costs also included costs incurred in implementing the commercial development plan. Excluding these exceptional costs, commercial costs rose by 6.8% in the period, representing a smaller increase than the increase in revenues.

Administrative costs for the PagesJaunes in France segment increased by 28.6% between 2001 and 2002, amounting to €45.1 million in 2002. These costs represented 5.7% of revenues in 2002, compared to 4.7% in 2001. This increase is principally due to a €7.3 million provision for litigation related to the implementation of the commercial development plan. Excluding this provision, administrative costs as a percentage of revenues were stable at 4.7% in both 2002 and 2001.

In addition, €2.4 million were devoted to research and development in 2002. Research and development costs mainly include personnel costs for teams in charge of developing platforms and related products, as well as external costs for research services from France Telecom R&D, the goal of which is to develop new product functionalities as well as prototypes of products and offers through new services. Excluding purchases of editorial content, recorded as research and development costs in the amounts of €1.6 and €0.8 million in 2001 and 2002, respectively, research and development costs of the PagesJaunes in France segment increased slightly from €1.5 million in 2001 to €1.6 million in 2002. It should be noted that innovation efforts are also undertaken by operational services, without being recorded under research and development.

Pro forma EBITDA for the PagesJaunes in France segment

The EBITDA of the PagesJaunes in France segment increased by 13.3% between 2001 and 2002, reaching €311.1 million in 2002. The EBITDA margin for this segment rose from 36.9% to 39.0% between 2001 and 2002, despite the costs and provisions related to the commercial development plan implemented in 2002. This improvement results primarily from the growth in revenues in 2002 and the control of the segment's costs of services and products sold.

Depreciation and amortization for the PagesJaunes in France segment (pro forma)

Depreciation and amortization (excluding goodwill) decreased by 28.5% between 2001 and 2002, amounting to €9.4 million in 2002.

Pro forma operating income for the PagesJaunes in France segment

The operating income of the PagesJaunes in France segment increased by 15.4% between 2001 and 2002, amounting to €301.7 million in 2002 and representing an increase of €40.1 million compared to 2001.

Analysis of pro forma revenues and operating income of the International & Subsidiaries segment

The table below shows the changes in pro forma revenues and operating income for the International & Subsidiaries segment between the periods ended December 31, 2002 and December 31, 2001:

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
QDQ Media	**38.8**	**30.6**	**26.8%**
Other subsidiaries	**34.8**	**32.6**	**6.6%**
Revenues	**73.5**	**63.2**	**16.4%**
Cost of services and products sold	(27.7)	(26.6)	4.3%
Commercial costs	(62.5)	(41.1)	52.0%
Administrative costs	(16.5)	(14.3)	15.1%
Research and development costs	—	—	—
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**(33.1)**	**(18.8)**	**76.5%**
as % of revenues	*-45.0%*	*-29.7%*	
Depreciation and amortization (before goodwill)	(5.6)	(3.0)	84.4%
Operating income	**(38.7)**	**(21.8)**	**77.6%**
as % of revenues	*-52.6%*	*-34.5%*	

These results reflect the consolidation of QDQ Media for only nine months in 2001 and 12 months in 2002.

Pro forma revenues of the International & Subsidiaries segment

The table below shows a breakdown of pro forma consolidated revenues for the International & Subsidiaries segment per product line for the periods ended December 31, 2001 and December 31, 2002 and the percentage change per product line between these two periods:

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
QDQ Media	**38.8**	**30.6**	**26.8%**
Other subsidiaries	**34.8**	**32.6**	**6.6%**
Kompass France	23.7	22.8	3.8%
Wanadoo Data	11.1	9.8	13.0%
Revenues	**73.5**	**63.2**	**16.4%**

Revenues for the International & Subsidiaries segment increased by 16.4% between 2001 and 2002, amounting to €73.5 million in 2002. The increase in revenues between 2001 and 2002 results primarily from the inclusion of QDQ Media (mainly printed directories) for 12 months in 2002 compared with only nine months in 2001.

QDQ Media

QDQ Media revenues increased by 26.8% between 2001 and 2002, amounting to €38.8 million in 2002. The 2001 revenues are for nine months only.

After accounting for all revenues earned by QDQ Media in 2001, QDQ Media's revenues remained stable on the whole, but the customer profile accounting for these revenues changed: the company began to reduce the number of "major account" clients in order to limit its exposure to the risk of unrecoverable debts associated with this type of high advertising budget client.

Other Subsidiaries

Kompass France

Kompass France revenues increased by 3.8% between 2001 and 2002, amounting to €23.7 million in 2002. Kompass France revenues are derived from marketing the Kompass information system, which

includes sales of advertising space and data on multiple platforms, including print, CD-Rom, Minitel and the Internet (Kompass.com, the global online directory of Kompass concession holders). Platform sales are complemented by direct marketing services. Growth from 2001 to 2002 was the result of an increase in advertising revenues partially offset by a decline in platform sales.

Wanadoo Data

Wanadoo Data revenues increased by 13.0% between 2001 and 2002, amounting to €11.1 million in 2002. Wanadoo Data revenues are derived primarily from direct marketing of customer data and multi-based data enhancement and restructuring services. The 13.0% growth in Wanadoo Data revenues is due to a sharp rise in its activities of enhancement and analysis of marketing databases and from launching new offers, particularly client prospection by e-mail, while revenues from marketing prospection data stagnated.

Cost of services and products sold in the International & Subsidiaries segment (pro forma)

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
Cost of services and products sold	**(27.7)**	**(26.6)**	**4.3%**
as % of revenues	*-37.7%*	*-42.0%*	

The cost of services and products sold increased by 4.3% between 2001 and 2002, and amounted to €27.7 million in 2002. It decreased from 42.0% of revenues in 2001 to 37.7% in 2002, due to the decrease in costs of the Kompass.fr portal and savings made at QDQ Media, due in large part to a reduction in the volume of advertising space offered free of charge or at promotional rates.

Commercial and administrative costs for the International & Subsidiaries segment (pro forma)

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
Commercial costs	(62.5)	(41.1)	52.0%
Administrative costs	(16.5)	(14.3)	15.1%
Commercial and administrative costs	**(78.9)**	**(55.4)**	**42.5%**
as % of revenues	*-107.3%*	*-87.7%*	

Commercial costs increased on the whole by 52.0% between 2001 and 2002, amounting to €62.5 million in 2002. This increase resulted from the fact that costs for QDQ Media were consolidated for only nine months in 2001 and from an additional charge in 2002 estimated at €6 million resulting from the depreciation in 2002 of an asset recorded in 2001 related to salary advances paid during this period.

Administrative expenses increased on the whole by 15.1% between 2001 and 2002, amounting to €16.5 million in 2002. This increase was primarily due to the inclusion of QDQ Media costs for nine months only in 2001.

Pro forma EBITDA for the International & Subsidiaries segment

EBITDA in 2002 was a loss of €33.1 million compared with a loss of €18.8 million in 2001. This 76.5% change primarily results from the consolidation of QDQ Media for 12 months in 2002, compared with only nine months in 2001, as well as the increase in commercial costs at QDQ Media (primarily due to the 2002 depreciation of salary advances).

Depreciation and amortization for the International & Subsidiaries segment (pro forma)

Depreciation and amortization amounted to €5.6 million in 2002, an increase of €2.6 million compared with 2001. This increase results from investments made in 2000 and 2001 by QDQ Media, and the accelerated write-down of the marketplace section of the merchant portal of Kompass.fr.

Pro forma operating income for the International & Subsidiaries segment

The operating income of the International & Subsidiaries business in 2002 shows a loss of €38.7 million compared to a loss of €21.8 million in 2001.

Analysis of pro forma consolidated net income

The table below shows the consolidated net income for PagesJaunes generated by all activities during the years ended December 31, 2001 and December 31, 2002:

PRO FORMA CONSOLIDATED INCOME STATEMENT OF PAGESJAUNES GROUP	Year ended December 31,	
	2002	2001
In millions of euros		
Operating income	**263.0**	**239.8**
Financial income (expense), net	15.8	16.2
Other non-operating income (expense), net	39.6	(1.6)
Corporate income taxes	(121.5)	(92.5)
Employee profit-sharing	(24.6)	(21.3)
Share of net income of companies accounted for using the equity method	1.0	0.8
Income before goodwill amortization and minority interests	**173.3**	**141.4**
Goodwill amortization	(4.1)	(3.2)
Minority interest	—	—
Consolidated net income of the Group	**169.2**	**138.1**

Financial income (expense), net (pro forma)

In 2002, net financial income amounted to €15.8 million, a slight decrease compared with €16.2 million in 2001, essentially due to changes in interest rates. This financial income essentially consists of income from investments with France Telecom earning market rates (see "Related Party Transactions – Cash management agreements" and "– Pro forma consolidated liquidity, capital resources and investment expenses" below and Note 23 to the pro forma unaudited consolidated financial statements).

Other non-operating incomes (expense), net (pro forma)

In 2002, other non-operating income amounted to €39.6 million compared to an expense of €1.6 million in 2001. This increase was primarily due to the proceeds from the sale of the buildings owned by the Company in Sèvres, which were sold in the first quarter of 2002.

Income taxes (pro forma)

In 2002, the Consolidated Group recorded an income tax expense of €121.5 million, an increase of €29.0 million compared with 2001. Of the 2002 amount, €14.3 million was related to the gain on the sale of the Company's buildings in Sèvres.

Employee profit-sharing (pro forma)

Profit-sharing by employees of the French consolidated entities, implemented in accordance with applicable regulations, resulted in an expense of €24.6 million in 2002, compared with €21.3 million in 2001.

Share of net income of companies accounted for using the equity method (pro forma)

The share of income of companies accounted for using the equity method consists of the contribution of Eurodirectory, which is 50%-owned by the Company, and whose share of net income amounted to €1.0 million in 2002 compared to €0.8 million in 2001.

Goodwill amortization (pro forma)

Goodwill amortization amounted to €4.1 million in 2002 compared with €3.2 million in 2001. This increase of €0.9 million results from including the depreciation of consolidated goodwill relating to QDQ Media for 12 months in 2002 (see Note 9 to the pro forma unaudited consolidated financial statements).

Net income (pro forma)

The Consolidated Group's share in net income amounted to €169.2 million in 2002, compared with €138.1 million in 2001, representing an increase of €31.1 million between 2001 and 2002.

Analysis of pro forma consolidated liquidity, capital resources and investment expenses

The table below shows the changes in the Consolidated Group's pro forma cash flow for the three years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,		
	2003	2002	2001
In millions of euros			
Marketable securities	11.6	11.4	11.9
Cash and cash equivalents	461.1	498.1	433.2
Total marketable securities and cash and cash equivalents	**472.7**	**509.5**	**445.1**
Current accounts	3.3	3.3	3.3
Leasing debts	—	0.3	40.8
Other financial debt	12.9	31.9	16.0
Gross financial debt	**16.2**	**35.5**	**60.1**
Due in less than one year	16.2	35.4	23.5
Due in more than one year	—	0.1	36.6
Net cash position	**456.5**	**474.0**	**385.0**

The Consolidated Group's pro forma net cash and cash equivalents at December 31, 2003 amounted to €456.5 million, compared with €474.0 million at December 31, 2002 and €385.0 million at December 31, 2001.

Since 1999, the Group has invested nearly all of the Consolidated Group's available cash with France Telecom. See "Related Party Transactions – Cash management agreements".

The table below shows the pro forma consolidated cash flow for the three years ended December 31, 2003, 2002, and 2001:

Pro Forma Consolidated Cash Flow Table	Year ended December 31,		
	2003	2002	2001
In millions of euros			
Net cash from operations	**252.3**	**175.1**	**59.9**
Cash used in investing activities	**(21.9)**	**29.6**	**(26.4)**
Cash used in financing activities	**(267.1)**	**(139.1)**	**(118.4)**
Net increase (decrease) in cash and cash equivalents	(36.7)	65.6	(85.0)
Effect of changes in exchange rates on cash and cash equivalents	(0.3)	(0.8)	—
Cash and cash equivalents at period open	498.1	433.2	518.2
Cash and cash equivalents at the end of period	**461.1**	**498.1**	**433.2**

At December 31, 2003, cash and cash equivalents amounted to €461.1 million, compared with €498.1 million at December 31, 2002, and €433.2 million at December 31, 2001.

The net cash flow generated by the business increased significantly between 2001 and 2002 (growth of 192.3%) and between 2002 and 2003 (growth of 42.9%). These increases are due to the improvement in EBITDA, which increased from €255.9 million in 2001 to €334.2 million in 2003, and are also due to the improvement in the working capital requirement, which was the result of the particular focus on trade receivables for the PagesJaunes in France segment.

In 2001 and 2003, net cash used in investing activities included the acquisitions of QDQ Media (2001) and Wanadoo Maps (2003), while 2002 reflects the income from the sale of the Company's buildings in Sèvres.

Net cash used in financing activities primarily consisted of dividends paid in 2001 (€140.3 million), in 2002 (€151.6 million, an increase of 8.1%) and in 2003 (€248.1 million, an increase of 63.6%), with the increase in the dividend from 2001 to 2003 attributable to the increase in the Consolidated Group's net income.

The Group's investment expenses are described in "Business – Investment Policy – Main investments made during the last three years".

Off-balance sheet commitments and risks

The following table shows a summary of significant off-balance sheet commitments as of December 31, 2003:

Contractual obligations	Total	Payments due per period		
In millions of euros		Less than one year	One to five years	More than five years
Operating leases	72.5	13.4	46.7	12.4
Purchase obligations	73.4	40.5	32.9	—
Total	**145.9**	**53.9**	**79.6**	**12.4**

Conditional commitments	Total	Payments due per period		
In millions of euros		Less than one year	One to five years	More than five years
Guarantees	1.0	1.0	—	—
Total	**1.0**	**1.0**	**—**	**—**

Operating Leases

The rent expense recorded in the income statement for the period ended December 31, 2003 amounted to €14.4 million, compared with €12.2 million at December 31, 2002. Of this €14.4 million in 2003, €9.3 million was payable to France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004, €33.6 million for 2005 to 2008, and €8.9 million beyond that.

Purchase obligations

For its business, PagesJaunes enters into annual contracts with paper suppliers with firm commitments on volumes. In addition, PagesJaunes also enters into agreements with printers on a three-year or two-year basis, and with distributors on the basis of annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These latter commitments contain only provisional volumes with no minimum contractual value. The commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million in 2005. These amounts may vary depending on actual volume each year.

QDQ Media is similarly committed to paper suppliers, with firm volume commitments, and to printers. These commitments amount to €9 million, of which €4.5 million are for 2004 and €4.5 million are for 2005.

Deconsolidations and special purpose entities

The Group has not carried out any deconsolidations during the periods presented.
There are no contractual obligations to special purpose (or "*ad hoc*") entities.

Litigation and arbitration

Legal risks for the Consolidated Group are described in "Risk Factors – Legal risks – Litigation and arbitration".

Use of estimates

Financial statements prepared in accordance with generally accepted accounting principles require the Company's management to make estimates and to formulate assumptions that affect the amounts shown in the financial statements and the accompanying notes, particularly in respect of provisions for risks, deferred taxes and goodwill. The actual amounts could therefore be different from the estimates made.

Provisions for contingencies and depreciation

Receivables are valued at their nominal value. A provision for depreciation is made on the basis of a review of individual and collective risks, with a special focus on delays in payment of receivables. The provisions made thus far are therefore based on prior experience. However, the Group could be required in the future to modify these provisions either upward or downward.

However, an increase by a fifth of the value of doubtful receivables would not have a material effect on the Group's results.

Goodwill

Goodwill is considered a long-term asset and is depreciated according to its estimated lifespan at the time of the acquisition. This lifespan is estimated by management based on the length of time during which these assets are estimated to generate economic benefits. The depreciation of this goodwill may be adjusted according to the differences observed between the business plans initially provided and the actual plans for the period.

Deferred tax assets

The determination of the Consolidated Group's obligations and costs with respect to taxes requires an interpretation of tax laws. Deferred tax assets are primarily comprised of costs that are non-deductible in the year of the filing, becoming taxable in the year in which they are actually paid. As a result, PagesJaunes Group recalculates the items making up these deferred tax assets annually.

Implementing IFRS in the Group

The France Telecom Group launched a project for conversion to international accounting standards (IAS/ IFRS) from July 2003 onwards, with the goal of identifying the main differences in accounting methods during the first quarter of 2004 and preparing the opening balance sheet as of January 1, 2004 according to these new standards following publication by the IASB of its latest standards. This publication is expected during the 2004 year.

This project has been implemented as part of a larger program aimed at enhancing management reporting and setting up a new consolidation/restitution method shared by the entire France Telecom Group, including the PagesJaunes Group.

In order to ensure uniformity of the new accounting policies and their implementation within the France Telecom Group, the entire IFRS conversion project is managed by a central France Telecom Group team.

The first phase of the project, called "diagnosis", currently underway, seeks to measure the differences between the new standards and the current practice in use within the France Telecom Group, and will be followed by implementation of procedures, training and information systems, particularly for the new consolidation tool, so as to be operational in 2005.

The PagesJaunes Group is a member of the main monitoring bodies set up to ensure the success of this project and assess its progress. These bodies function at three levels:

- a Program Steering Committee with the major players from the France Telecom Group and sub-groups;
- a Technical Committee in charge of pre-validation of major IFRS technical points and options; and
- a Program Strategy Committee, common to the IFRS/new consolidation and reporting projects, bringing together the Executive Directors of the France Telecom Group and sub-groups and the Financial Management of France Telecom.

The main standards identified by the France Telecom Group likely to have an impact on the financial statements of the PagesJaunes Group in 2005 as well as on the 2004 comparison are:

- presentation of financial statements and sector information: international standards can modify significantly the presentation of the income statement, particularly by eliminating the notion of non-operating income and costs and by incorporating the depreciation of consolidated goodwill in the operating income, and the balance sheet, by imposing a classification of assets and liabilities by maturity. It requires the presentation of detailed information per business sector and/or per geographic zone. The preparation of this information according to the IAS 14 standard is currently under examination;

- Evaluation of intangible assets: in view of the discussions underway within the IASB on the proposed standards for the definition, evaluation and depreciation of intangible assets (IFRS 3 and revisions to IAS 36 and IAS 38), the Company is currently unable to assess the differences from the rules currently applied by the France Telecom Group for the preparation of financial statements according to French standards;

- Deferred taxes: contrary to the provisions of the regulation on consolidated financial statements, the IAS 12 standard requires the recognition of deferred tax liability relative to intangible fixed assets recognized during corporate mergers and acquisitions; it prohibits the capitalization of deferred taxes;
- Finally, the standard relative to the initial adoption of IAS/IFRS provides specific provisions and options currently being studied by the France Telecom Group; these affect in particular whether or not to restate corporate mergers or acquisitions that occurred before January 1, 2004, the evaluation of tangible fixed assets, the zero setting of actuarial variances arising from retirement commitments and that of translation adjustments recorded under shareholders' equity.

Recent Developments

On April 29, 2004, Wanadoo published its revenues for the first quarter 2004, which closed on March 31, 2004. The following quotation (translated from the French-language original) refers to a section of the press release distributed on the same day concerning the Directory segment of the Wanadoo group.

"Directories segment revenues for the first quarter 2004 increased 8% on a comparable basis[1] using a comparable publication schedule.[2]

The Directories segment had revenues of €184 million in the first quarter 2004, up 12% year on year on a comparable basis. After adjustment of the directory publication schedule, the increase in revenues for the Directories segment in the first quarter of 2004 was 8% on a comparable basis compared to first quarter 2003.

In France, Directories segment revenues were €174 million in the first quarter 2004, an increase on a comparable basis of 12% from the first quarter 2003. After adjustment of the directory publication schedule, the increase in revenues from the Directories segment in the first quarter of 2004 was 7% on a comparable basis compared to first quarter 2003.

In Spain, QDQ directories (QDQ, La Guía Util and QDQ Media's qdq.com) returned to growth, posting an 18% increase in revenues on a comparable basis for the first quarter 2004 compared to the year-earlier period. QDQ Media benefited from the initial effects of its reorganization in 2003, leading to healthier revenue flows under a new management team.

Revenues from printed directories increased 9% in the first quarter 2004 on a comparable basis compared to first quarter 2003. After adjustment of the directory publication schedule, printed directories posted revenue growth of 3% in France, reflecting innovations introduced in recent months, enhanced commercial efficiency and greater recognition of the PagesJaunes directory.

Online directories (Minitel and Internet advertising) and website creation generated revenues of €64 million in the first quarter 2004, an increase of 24% on a comparable basis compared to the first quarter 2003. Online directories represent 35% of total revenues from the Directories segment and continue to drive growth for the entire Directories business.

Revenues from the pagesjaunes.fr Internet directory increased 56% on a comparable basis in first quarter 2004 compared to first quarter 2003. The continued increase in audience on the pagesjaunes.fr site anchors the site's position among the top 10 most frequently visited websites in France (source: Nielson Home & Work – February 2004). The number of online advertisers in France and Spain continued to increase, reaching 289,000 at March 31, 2004.

Notes

(1) Revenues on a comparable basis are presented with constant exchange rates and scope of consolidation. Revenues for Wanadoo Belgium and Wanadoo Edition, which were divested in 2003, have been adjusted in the first quarter 2003 figures. Revenues on a comparable basis also reflect the change in the accounting method for reporting revenues from Minitel and Internet directories adopted in the fourth quarter 2003 for full year 2003. This change consists in spreading revenues generated by Minitel and Internet directories over the duration of the period the advertisements are displayed. This change reflects Wanadoo's commitment to applying what is emerging as an international best practice that may become the required reporting standard for all directory companies in Europe.

(2) Revenues for first quarter 2004 have been adjusted by €6.8 million, corresponding to revenues from the Indre et Loire region directory, which was published in April for full-year 2003 and in March for full-year 2004."

Outlook

This section contains indications as to the Group's objectives. You should take into account that these forward-looking statements are contingent on circumstances or events which should occur in the future. These statements are not historic data and must not be interpreted as guarantees that the facts and events outlined will take place or the objectives will be reached. It is indeed possible that these objectives may not be achieved, and the assumptions on which they are based may prove to be erroneous. Investors should also take into account the cautionary statement regarding "Forward-Looking Statements" as well as the risk factors described in "Risk Factors" in this offering memorandum.

Financial Objectives

The Group aims to achieve an average growth rate of consolidated revenues between 4% and 6% per year during the years 2004, 2005 and 2006.

With respect to the PagesJaunes in France segment, the Group has the objective of generating EBITDA of €400 million in 2004.

Finally, it is the Group's objective to pursue the development of QDQ Media and to reach EBITDA break-even by the end of 2006. If the Group believes that QDQ Media is not in a position to meet this profitability target, the Group will review all strategic options, including sale or closure of QDQ Media's business.

External growth transactions

Within the context of its current strategy and in the absence of a strong business rationale, the Group does not foresee proceeding with major acquisitions. Nevertheless, the Group remains attentive to the development of its economic model and competitive environment. These developments could lead the Group to reevaluate its acquisition policy in the future. The Group may, moreover, become interested in acquisitions of complementary content or technology. It should be noted that the Group is examining the possibility of acquiring Jordan Yellow Pages and Telecontact (Maroc), which are currently Wanadoo International subsidiaries.

Other prospects

The Company is exploring the possibility of launching a value-added operator-assisted telephone directory information service, as has been done by other European directory publishers.

Furthermore, PagesJaunes intends to review the content and nature of the request for tenders related to France's universal directory when this is published (see "– Business – Activities of PagesJaunes in France – Printed directories" and "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search") and will consider bidding if the terms and conditions of this request for tenders are compatible with the Company's interests.

BUSINESS

The Group is currently the leading publisher in France of directories, both printed and online (Internet and Minitel), for the general public and professionals. In 2003, the Group published 358 editions of directories, distributed in 72.9 million copies. In 2003, 669,133 professionals used one or several of the Group's platforms to advertise their activities.

The Group's products for the general public consist mainly of printed directories (*PagesJaunes* and *l'Annuaire* in France and *QDQ, La Guía Util* in Spain), and online directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professionals segment, the Group mainly publishes the PagesPro directories in France and the Kompass directories in France, Spain, Belgium and Luxembourg. The Group also offers a range of services linked to direct marketing and sale of online access to databases.

History and evolution of the Group's structure

On February 4, 1946, the French Ministry of *Postes, Télégraphes, Téléphones* transferred the *régie publicitaire* (advertising representation) business for the directories of metropolitan France to the *Office d'Annonces* ("ODA"), a company held by the French state through the advertising agency Havas.

The shareholding of ODA changed several times until 1998. In July 1998, Havas, which at that moment held all of ODA's capital, sold its stake to Cogecom (a subsidiary of France Telecom). In 2000, prior to the initial public offering of Wanadoo, France Telecom transferred certain activities of SNAT (a division of France Telecom responsible for the publication of telephone directories) to ODA, and then transferred all the ODA shares to Wanadoo. The name of ODA was then changed to "PagesJaunes". After this reorganization, the Company became owner of the France Telecom Group's directories publishing activities, other than those linked to *l'Annuaire* (formerly known as *Pages Blanches*) and the PagesJaunes 3611 alphabetic search, which were retained by France Telecom. However, certain aspects of *l'Annuaire,* including the *régie publicitaire* (advertising representation) and the complete design and manufacture of *l'Annuaire*, as well as the alphabetic search on PagesJaunes 3611, were nonetheless consigned to the Company by France Telecom.

Since 1946, the Company and advertising in directories have experienced continuous development due to the increase in consumption in France, the growth of the advertising market, and the increase in the distribution and audience of directories linked to the increase in the number of telephone subscribers. The continuous increase in ODA's revenues (from €1.6 million in 1956 to €847.5 million in 2003), is primarily due to the Company's constant ability to adapt in terms of marketing and technology. The 1980s saw the successful launch of the *PagesJaunes* directory as well as the launch of Minitel, which prefigured the Internet advertising model. The Company underwent several technological evolutions, particularly with the advent of DTP (desktop publishing) of all "paper" and "telematic" in 1990, the move to color in 1995, launch of services on the Internet in 1997 and finally the "PagesJaunes 2000" directory, which introduced the quadrichrome process. Moreover, the Company has sought to develop its advertising offer beyond the directories for the general public, with a range of business-to-business directories (Kompass, PagesPro), as well as the commercialization of marketing databases (Wanadoo Data).

In connection with the public offer initiated by France Telecom for Wanadoo in February 2004, it was decided that several companies in Wanadoo's directories division would be regrouped as subsidiaries of the Company. These reorganizations, which became effective in April 2004, consisted of:

- the transfer by Wanadoo International to the Company of all the shares comprising the share capital of QDQ Media for a transaction price of €106.719 million;
- the transfer by Wanadoo France to the Company of all the shares comprising the share capital of Wanadoo Maps for a transaction price of €10.048 million; and
- the transfer by Wanadoo International to the Company of all the shares comprising the share capital of Kompass Belgium for a transaction price of €1.799 million.

The discounted cash flow method was used to value QDQ Media for this transaction, based on the business plan prepared by the management of this company, which forecasts, in particular, positive cash flow starting in full-year 2007. The valuation methods and assumptions used are consistent with those used by Wanadoo for the valuation of its interest in QDQ Media in its financial statements for the year ended December 31, 2003, which were based on discounted cash flow with an 11 % discount rate over a ten-year period and a perpetual growth rate of 3% beyond that horizon. With respect to Wanadoo Maps and Kompass Belgium, the valuation used for these transactions corresponds to the value of each of these companies recorded in Wanadoo's financial statements at December 31, 2003.

An organization chart of the restructured group is shown below:


WANADOO S.A.
100 %
PAGESJAUNES
100 %
KOMPASS FRANCE
100 %
PAGESJAUNES OUTRE-MER*
100 %
KOMPASS BELGIUM*
100 %
QDQ MEDIA
100 %
WANADOO MAPS
100 %
PAGESJAUNES Liban*
100 %
WANADOO DATA
50 %
EURODIRECTORY S.A.
49 %
EDITUS LUXEMBOURG

The directory, a complete advertising platform

The directory occupies a unique position in the local advertisement media market. Available in homes and offices, it enables consumers looking for a product or service to quickly obtain precise and directly relevant information for all the professionals that may meet their needs. In addition, this information is enriched with advertising content that helps users in their research.

On the basis of this totality of information, the directory is one of the most consulted platforms by the French public aged 15 years and above seeking a professional at the time of making a purchase decision. Thus, in 2003, approximately eight in ten French people aged 15 years and above used one of the directory services of the Company in France at least once. In 82% of cases, the consultation of the *PagesJaunes* directory is followed by a business contact. In 55% of cases, this business contact lead to a transaction or a purchase (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 - study undertaken on four samples totaling 8,442 persons representative of the French population aged 15 years and above and carried out at the request of PagesJaunes). For professionals, the directory therefore represents one of the essential means of entry to the local advertising market.

Moreover, the Group's advertising platforms serve not only the information needs of individuals and professionals at a local level, but also more specific needs of professionals at the national and international level through the range of PagesPro, Europages and Kompass products that list professionals in larger geographic zones.

The directory, an economic model based on a "virtuous circle"

The directory is aimed at offering useful and comprehensive information in multiple forms to the largest possible audience. The audience that is reached by consultation of this information is monetized through the sale of advertising space to professionals, which in turn enriches the information content made available to users.

Strategy

The Group's strategy focuses on three major areas:

- Increase the audience for its services;
- Drive revenue growth by increasing both the number of advertisers and the average revenue per advertiser and by developing user-paid services; and
- Pursue improvements in profitability.

This strategy relies upon the Group's personnel and their ability to extend their skills to new technologies and services.

Increase the audience

The Group considers that the development of its audience depends mainly on continuing improvement in the distribution of its printed directories, the development of new services targeted specifically at users on-the-move and the expansion of the Group's distribution platforms, mainly through partnerships, in order to make its services accessible to the largest number. Taking into account the increasing variety of sources of information available to consumers, the Group believes that advertising aimed at bolstering the recognition of its services, will remain a priority focus.

The Group intends to pursue the development of user-paid services, meeting specific demands of users searching for information while on the move. It is the Group's objective to roll out enriched content accessible to these users and develop geographic services should be the key to differentiating the Group.

Drive revenue growth

The Group has the objective of continuing to increase its revenues through growth in average revenue per advertiser and enlargement of its advertiser base through focus on the following:

- Developing innovative advertising products, mainly multimedia products (such as audio spots, clips or Internet sites for advertisers), display products available in printed directories and online services as well as promotional coupons.
- Increasing sales force efficiency, mainly through training and coaching of sales representatives, by promoting effective sales practices and optimizing the allocation of advertisers among the Group's sales channels. The Group believes that this should allow advertisers to increase the budgets they allocate to printed directories, and simultaneously develop their investment in online services and strengthen the loyalty of existing advertisers. Furthermore, this should increase market penetration in regions where market penetration is below average.
- Developing the number of its advertisers in sectors opening up to advertising (mainly the French *professions libérales* (self-employed professionals, including lawyers, doctors, etc.), on the one hand, and in activities that have historically been less prospected by the Group (mainly the fashion sector and non-food retail in city centers), on the other hand. This development depends in part on an increase in the size of our sales force in France by approximately 20 to 25% (between the end of 2003 and the end of 2006) with the new representatives primarily dedicated to the acquisition of new clients.

Furthermore, the Group aims at developing user-paid services. In addition to services linked to users on the move (mainly mobile Internet services), the Group is exploring the opportunity of launching a value-added operator assisted directory information service as has been done by other European directory publishers. These services should enable the Group to increase its revenues as well as contributing to building its audience.

Pursue operational excellence

Revenue growth should contribute, as it has in the past, to the improvement of Group profitability. In fact, publishing costs (purchase of paper, printing and distribution of directories) constitute a large portion of the Group's expenses and are not significantly affected by variation in revenues. Furthermore, the sales force's compensation costs, mainly variable, are linked to revenue generation.

In addition to this improvement in profitability linked to revenue growth, the Group has the objective to pursue a strict cost management policy by continually improving its operational processes and optimizing contractual conditions negotiated with its key suppliers.

The European directories market

The European directories market is comprised of publishers whose main activity is targeted at their domestic market, where they generally occupy a position of historic market leader. In 2002, the European directories market represented €6.368 billion (source: AMR International, The European Telephone Directory Market Report 2003, Fall 2003). In addition to PagesJaunes, the main players in the European directories market are Yell, Seat Pagine Gialle, TPI, Eniro, DeTeMedien and VNU World Directories.

The Yell group mainly publishes printed classified (business) directories, including Yellow Pages and Business Pages directories, in the United Kingdom, and Yellow Book directories in the United States. It is also present online through its yell.com site in the United Kingdom and its yellowbook.com site in the United States.

In Italy, Seat Pagine Gialle publishes alphabetic and business directories in print and online platforms (paginegialle.it). This company is also present in the international market, mainly in the United Kingdom through Thomson Directories, the number two publisher of directories in that market. Moreover, it has an operator-assisted directory information service in Italy as well as in Germany and in Austria through its Telegate subsidiary.

TPI, a subsidiary of the Telefónica group, specializes in the publication of alphabetic and classified (business) directories, printed and online (paginasamarillas.es in Spain) in Spain and Latin America.

Eniro is a Swedish group mainly publishing printed and online business directories (eniro.se for Sweden). The group is primarily present in Sweden, Norway, Finland, Germany, Denmark, Benelux and Poland.

DeTeMedien, in Germany, is part of the T-com division of the Deutsche Telekom group for which it publishes alphabetic and classified (business) directories on paper, CD-Rom and online (gelbeseiten.de) platforms. The German market, the largest in Europe, is divided among a large number of local players under contract with the publisher DeTeMedien.

VNU Netherlands and VNU Belgium are subsidiaries of VNU World Directories, whose main business is to offer information and advertising via classified (business) directories, telephone and Internet (vnunet.nl and vnunet.be for The Netherlands and Belgium, respectively). VNU World Directories belongs to the VNU group.

Finally, other smaller sized players are present in the European directories market such as Findexa in Norway and TDC Forlag in Denmark.

The chart below provides an estimate of 2002 advertising revenue in the directories market in the main Western European countries:

Country	Market size In millions of euros	Main player
Germany	1,125	DeTeMedien
Great Britain	1,119	Yell*
Italy	1,022	Seat Pagine Gialle*
France	830	PagesJaunes
Spain	431	TPI*
Sweden	303	Eniro*
Netherlands	274	VNU*
Belgium	226	VNU*
Norway	186	Findexa
Denmark	177	TDC Forlag
Other countries	675	
European market	**6,368**	

Source: AMR International - The European Telephone Directory Market Report 2003 - Fall 2003
* *Companies listed on a regulated market as of June 1, 2004.*

The French market is characterized by a lower ratio of directories advertising spending to gross domestic product than the other European markets' average (0.05% for the French market compared to 0.08% for the European average calculated based on the size of the other nine European markets included in the table above).

Description of the group's main businesses

The Group's activities are organized in two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the *régie publicitaire* (advertising representation) for Europages.

- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

The chart below gives the 2003 revenues of the Group's activities described in this chapter:

PagesJaunes in France	Revenues 2003 (in millions of euros)
Printed Directories	**595.0**
PagesJaunes directory	482.4
l'Annuaire	112.6
Online services	**208.2**
pagesjaunes.fr	94.8
PagesJaunes 3611	92.5
creation and hosting of sites	20.9
Other activities	**44.3**
QuiDonc	8.1
Sale of access	10.4
PagesPro	17.7
Europages	4.4

International & Subsidiaries	Revenues 2003[1] (in millions of euros)
General Directories	50.9
QDQ Media	32.6
Editus Luxembourg[2]	17.3
PagesJaunes Liban[3]	1.0
Kompass	28.7
Kompass France	24.9
Kompass Belgium[3]	3.8
Complementary activities	15.8
Wanadoo Data	11.1
Wanadoo Maps	4.7

(1) Revenues from the stand-alone financial statements of each company.
(2) Company consolidated through the equity method.
(3) Non-consolidated companies.

Activities of PagesJaunes in France

General presentation of PagesJaunes' activities in France

Overview of the Company's services

In 2003, the Company published 237 directory editions distributed in 56.6 million copies. The following chart provides the list of the Company's different directory services in France and their methods of distribution:

Methods of distribution / List of services*	Printed	Minitel	Audiotel	CD-Rom	Internet	Internet mobile / SMS	Interactive television
Classified (business) directory	*PagesJaunes* directory	PagesJaunes 3611	—	—	pagesjaunes.fr	wap.pagesjaunes.fr	PagesJaunes
Alphabetic Directory	*L'Annuaire*	PagesJaunes 3611	—	—	pagesblanches.fr	wap.pagesjaunes.fr	PagesJaunes
Business-to-business directories	*PagesPro*	—	—	PagesPro	pagespro.com	—	—
Reverse directory	—	3617 QuiDonc	32 88	—	quidonc.fr	62 800 through SMS	QuiDonc

* This list does not include Europages, a directory for which PagesJaunes undertakes only the *régie publicitaire* (advertising representation).

The Company also offers professionals services that are complementary to the directory business, mainly services relating to the design and hosting of Internet sites, enabling professionals to advertise their activity.

In 2003, the Company had revenues of €847.9 million, an increase of 6.3% compared to 2002 and representing 92.4% of the Consolidated Group's revenues. The revenues of the Company mainly derive from the sale of advertisements in its printed and online directories (97.8% of the Company's revenues in 2003). The Company's principal costs correspond to publishing costs (purchase of paper, printing and distribution of printed directories) and commercial and administrative expenses. The Company's business involves considerable amounts of prepaid income and expenses.

Advertisers

Most of the Company's advertising customers are tradesmen, independent professionals (including French self-employed professionals, or "*professions libérales*") and small- and medium-sized businesses. The potential market targeted by the Company is made up of 2.9 million businesses (source: PME agency, PME: reading key. Definitions, counting, typologies – January 2003 (INSEE counting base, December 2001); scope: companies of the ICS field, financial companies, non-trading units, public and private entities).

In 2003, 561,180 advertisers (approximately 19% of the market targeted by the Company) used at least one of the PagesJaunes platforms to promote their products and services. In 2003, the top 20 advertisers represented 1.4% of the Company's revenues and the advertisers of the top 10 business headings (garages and automobile repair, real estate agencies, hotels and hotel-restaurants, movers, restaurants, hairdressers, carpenters, general electricity companies, plumbers, undertakers) represented 14.6% of the Company's revenues.

The following table shows the development of the number of advertisers and average revenue per advertiser over the last three years:

	2001	2002	2003
Total number of advertisers[1]	548,232	560,453	561,180
of which new advertisers[2]	86,446	89,083	82,080
Advertisers in printed directories (*PagesJaunes* directory or *l'Annuaire*)	520,618	531,270	532,041
Advertisers in online services	383,932	391,842	401,610
of which advertisers on pagesjaunes.fr at the end of December *(and as a percentage of the total number of advertisers)*	203,613 *37.1%*	231,806 *41.4%*	267,175 *47.6%*
Average revenue per advertiser (in euros)[3]	1,342	1,384	1,477
Average revenue per advertiser in printed directories (in euros)[4]	1,044	1,063	1,118
Average revenue per advertiser on pagesjaunes.fr (in euros)[5]	251	297	380

(1) The number of advertisers includes all the advertisers in the relevant year, including those having purchased their advertising space in PagesJaunes platforms through an advertising agency. This number differs from that disclosed by Wanadoo, which treats the sum of all professionals who contract their advertising to an advertising agency as a single advertiser.

(2) Number of advertisers in the current year which were not advertisers in the previous year.

(3) Average revenue per advertiser is calculated by dividing the Company's revenues excluding QuiDonc and the sale of online access to databases activities ("advertising revenues") by the total number of advertisers.

(4) Average revenue per advertiser in the printed directories is calculated by dividing the Company's revenues from printed directories by the total number of advertisers in the printed directories.

(5) Average revenue per advertiser on pagesjaunes.fr is calculated by dividing the pagesjaunes.fr revenues by the average number of advertisers on pagesjaunes.fr in the relevant year (arithmetic mean of the number of advertisers present on December 31 of the current year and the number of advertisers present on December 31 of the previous year).

Multi-platform advertisers

The majority of the Company's advertisers advertise in both printed and online directories at the same time. For example, in 2003, 66.5% of advertisers simultaneously advertised in one of the printed directories (*PagesJaunes* directory or *l'Annuaire*) and one of the online services (PagesJaunes 3611 or pagesjaunes.fr), and approximately 40% advertised in one of the printed directories, PagesJaunes 3611 and pagesjaunes.fr at the same time. Average revenue per advertiser in the latter group were approximately twice as high as

overall average revenue per advertiser. The following diagram shows a breakdown of advertisers in 2003 and the different advertising platforms chosen by these advertisers:



Printed directories
28.5 %
22.5 %
4 %
40 %
1.5 %
1 %
2.5 %
Pagesjaunes.fr
PagesJaunes 3611

Loyal advertisers

The Company benefits from a very high loyalty rate of its advertisers. Thus, 85.5% of the Company's advertising customers in 2002 continued their business relationship with the Company in 2003 (a rate similar to that of 2002). An advertiser's loyalty rate is closely linked to the budget it dedicates to PagesJaunes advertising, which in turn depends on the length of the advertiser's relationship with PagesJaunes. Thus, the loyalty rate is approximately 79% for advertisers who invest €500 or less (primarily new advertisers), approximately 89% for advertisers who invest between €500 and €1,000, approximately 92% for advertisers who invest between €1,000 and €1,500 and reaches approximately 95% for advertisers who invest more than €1,500 (generally the longest-standing advertisers).

Typically, an advertiser's PagesJaunes budget increases the longer its relationship with the Company lasts. As an illustration, below are the average revenues per advertiser for a pool of advertisers acquired by the Company in 2000.

	2000	2001	2002	2003	2004**
Average revenue per advertiser (in euros)*	546	772	903	1,148	1,367

* Internal study carried out for new advertisers acquired in 2000 in 44 French regions (*départments*).

** Figures resulting from estimates in these 44 French regions where the closing date for the sale of advertising products occurred prior to March 2004.

Services valued by advertisers

The Company's advertisers estimate that PagesJaunes brings in approximately 20% of their clientele. Moreover, in response to the question "Of the products and services offered by PagesJaunes, which three are of most interest to you?", 88% of the advertisers cited the *PagesJaunes* directory, 46% cited *l'Annuaire* and 37% pagesjaunes.fr. 78% of advertisers would recommend PagesJaunes and 36% have already done so (source: Groupe H2A, institutional satisfaction study, October 2003—telephone survey carried out among 3,171 advertisers representing the PagesJaunes advertiser base and carried out at the request of PagesJaunes).

For several years, the Company has implemented a system which measures the efficiency of the *PagesJaunes* directory for the advertiser. This is done by inserting a telephone number in the advertising product that only appears in that advertising product, thus allowing the advertiser to count the calls so generated. This efficiency scale is more tangible for local advertisers than the notion of "costs per thousand" used by a majority of media.

The contractual relationship

Professionals wishing to advertise in one of the Company's platforms enter into an agreement that runs for the duration of the publication, *i.e.* 12 months, except for certain specific advertising products on online

platforms. The contractual payment terms provide for a down payment upon execution of the contract (generally between 10% and 20% depending on the amount of the order), with the remainder payable within the first two months following the publication of their advertising product.

A recognized brand

The Company is the owner of the *PagesJaunes* brand which benefits from strong brand recognition, thus contributing to the development of the audience for its directories. Since 2001, the advertising campaign showing "runners," who personify the Company's services in an appealing and dynamic manner, has contributed to the development of the brand's recognition and its services. Thus, in response to the question "When you have to look up a company, a distributor, a product or a service, what are all of the information resources that you know, even if only by name?", 47% of the persons surveyed spontaneously mentioned at least one of the services of PagesJaunes (compared to 11% for "word-of-mouth", 8% for specialized press, 7% for general press, 8% for Google, 7% for the Internet, 3% for the operator-assisted directory information service known as "12" and 2% for local directories). When asked again on a "prompted" basis by citing the different PagesJaunes services, the recognition rate reached 99% (source: CSA, "Recognition and the image of PagesJaunes in connection with the impact of publi-promotional activities," September 2003 - study carried out among 659 persons representative of the French population aged 15 years and above, and carried out at the request of PagesJaunes).

The *PagesJaunes* trademark is the subject of pending legal proceedings. On May 14, 2003, the *Tribunal de grande instance* of Paris confirmed the validity of the *PagesJaunes* trademark. The proceeding is currently pending before the Court of Appeal (see "Risk Factors – Legal risks – Litigation and arbitration").

A large audience

The Company has shown its ability to innovate in order to make its services accessible to the largest possible audience, whatever the technology or the platform used (printed directories, Minitel, Internet, mobile telephony or interactive television) and wherever the user may be (at home, at work or on the move).

The Company today enjoys a large audience for all its directory services. Thus, according to a survey, 81.5% of the persons questioned used one of the Company's platforms in 2003 (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 - study done on four pools totaling 8,442 persons representative of the French population aged 15 years and above and undertaken at the request of PagesJaunes).

The chart below shows changes in usage rates for the Company's various platforms over the last four years.

Usage rate	**2000**	**2001**	**2002**	**2003**
At least one of the PagesJaunes platforms	80.4%	81.5%	81.3%	81.5%
PagesJaunes directory*	64.9%	68.7%	68.2%	67.7%
*L'Annuaire**	66.6%	68.0%	66.6%	65.3%
PagesJaunes 3611*	21.8%	18.8%	17.0%	13.8%
Pagesjaunes.fr*	4.0%	6.6%	8.8%	12.8%

Source: ISL/Crédoc, Barometer for directory consultation; study carried out on representative pools of the French population aged 15 years and above.

* For personal and business use at least once during the last 12 months.

After a decrease in the audience from 1994 to 1999 (mostly due to the decrease in the Minitel audience and, to a lesser extent, the decrease of the audience of *l'Annuaire*), the global audience of the Company's platforms has stabilized since 2000, due mostly to the changes in its products as well as an active advertising strategy.

Access to databases

Information concerning private individuals and professionals published in the Company's directories are gathered from different sources.

On the one hand, PagesJaunes uses the subscriber databases of various telecommunications operators in France, including France Telecom, on the basis of data access contracts (see "– Dependence of the Group with respect to certain factors – Dependence with respect to supply contracts and industrial contacts – Access to directory data" below). On the other hand, the Company obtains such information through the

contacts that its commercial network maintains with professionals. Finally, since March 20, 2001, the Company has a dedicated call-in number (an Azur number) enabling any individual or business to inform the Company of their mobile telephone number.

Advertising products

The Company offers its advertisers a large range of advertising platforms (print, Minitel and fixed and mobile Internet). The Company believes that this diversity of platforms is necessary to enable advertisers to reach out to the largest possible number of users and respond to changes in usage. In addition, on each of its platforms, the Company offers a large range of advertising products.

Advertising products for printed directories

Printed directories offer the advertisers three main types of advertising products:

- Referencing products: these are advertising listings and "in column" advertisements located in the listings of individuals and professionals. These referencing products can take the form of listings (bold name and telephone number, purchase of additional lines to show additional information, such as an e-mail address or the address of an Internet site) or classifieds in column (for the *PagesJaunes* directory, this primarily means information in a box with yellow background in the classified list).
- "Impact" products: this concerns "outside column" advertisements, which use up several columns of the same page. These advertisements vary in size from 1/12th of a page to a full page and enable advertisers to include text and photos.
- "Display" products: this mainly concerns the covers (inside covers and outside back cover), inserts, bookmarks and index sponsoring and, for *l'Annuaire*, the *vignettes*. Space for these advertising products, available in limited numbers, must be reserved. Their function is similar to that of the advertising products offered on the free press or regional press platforms or to that of local outdoor advertising.

To meet the needs of advertisers wishing to communicate promotional offers, PagesJaunes has also created the *Chéquier* (checkbook): distributed with the *PagesJaunes* directory, the *chéquier* offers consumer discount coupons from local advertisers.

Advertising products on PagesJaunes 3611 (Minitel)

On PagesJaunes 3611, PagesJaunes offers its advertisers three principal types of advertising products:

- Referencing products: these offer advertisers the possibility of being located in one or more cities, in one or more French departments, or under one or more professional headings that correspond to their business.
- "Impact" products: these are made up of modules (offering the advertiser one to three lines of information to advertise its business and which can be prioritized in the response list), catalogs (one or more information pages on the advertiser and its business, accessible from the response list on PagesJaunes 3611) and information sheets (containing predefined fields enabling the highlighting of information relevant to the user).
- "Display" products with banners which appear below the response lists.

Advertising products on pagesjaunes.fr (Internet)

Advertising products offered on pagesjaunes.fr, developed specifically for the Internet, enable advertisers to benefit from additional space and functions to communicate with present and prospective clients.

In addition to referencing products, also available on PagesJaunes 3611, advertising products on pagesjaunes.fr can be divided into two main categories:

- "Impact" products, mainly with modules (see description of modules on PagesJaunes 3611), and other products accessible through an icon in the response list next to the information concerning the advertiser: these provide a link to the advertiser's web site (thus enabling the Internet user consulting pagesjaunes.fr to go to the advertiser's website through a simple "click"), an audio spot (an interactive product enabling professionals to record sound messages by telephone to highlight an event or a promotion) and a video clip (a sound and image sequence from 30 to 60 seconds enabling the advertiser to highlight its specific products and services).

- "Display" products that appear in the response lists or on the pagesjaunes.fr welcome page (*vignette*, banner and totem) that can be "clicked" in order to access the advertiser's site. For these display products, the advertiser can choose a local advertisement: the advertising product will appear for all requests made for a chosen city or district, enabling the advertiser to have an advertising campaign comparable to local outdoor advertising. The advertiser can also be offered the possibility of carrying out topical advertising: the advertising will appear in all the requests that are made for a chosen city or district in a certain sector of activity.

PagesJaunes also offers advertising on the mobile Internet page wap.pagesjaunes.fr, consisting of a graphic and text from one to three lines, which enables the advertiser to make its advertising available on all mobiles enabled with WAP and i-Mode.

This diversity of platforms and products enables the use of a pricing structure that is adapted to all advertisers, whatever their advertising budget.

Commercial organization

The Company has set up an experienced commercial organization that is appreciated by its advertisers in order to build customer loyalty and develop the new customer base. The sales force markets all the printed directories and online services of the Company in metropolitan France and in France's four overseas departments (Guadeloupe, Martinique, Guyana and Réunion). The sales force in the overseas departments is attached to PagesJaunes Outre-Mer, a wholly-owned subsidiary of the Company.

At December 31, 2003, the Company had a workforce of 1,558 sales representatives, compared to 1,488 in 2002 and 1,421 in 2001, divided into three sales channels: telesales, field sales and key accounts.

- Telesales consists of 566 sales representatives, 359 of whom are dedicated to the acquisition of new clients (*Télévente Prospects*) and 207 of whom are dedicated to building the loyalty of advertisers acquired in the previous years who have spent approximately €500 to advertise their activity on one of the Company's platforms (*Télévente Clients*).
- The field sales force consists of 968 sales representatives attached to 19 regional agencies. The field sales force focuses on building loyalty of the existing advertiser base, and, to a lesser extent, acquiring new advertisers. The largest regional advertisers are handled by the most experienced sales representatives who have access to specific tools and benefit from a specific support structure.
- The key accounts department employs 15 sales representatives and manages the advertisers that are considered "major" advertisers in terms of budget or strong development potential, which primarily includes the largest brands or advertisers having a network of multiple points of sale.

The commercial organization has a mail order sales department consisting of nine people who in 2003 renewed the advertising contracts of approximately 67,000 small advertisers.

Each of these sales channels works in a coordinated manner, within a given geographic zone. The allocation of clients among these different sales channels enables optimization of customer relationships and direct commercial costs, which consist of sales force and the related direct management costs. In 2003, these direct commercial costs represented 12.7% of the Company's revenues for that year. This percentage may be up to five times greater on a per-advertiser basis in the case of the acquisition of a new advertiser.

In order to have a successful sales force, the Company is selective in its recruiting and offers all its sales personnel continuous training programs on the Group's offer and on new technologies. Thus, the training program for newly-recruited sales representatives, mainly for telesales, consists of four weeks of training alternating between theory and practice. In addition to this initial training given to new telesales representatives, in 2003, each representative received an average of four and half days of training.

Moreover, commercial managers regularly carry out performance evaluations of the sales representatives whom they manage and establish personalized progress plans. The variable portion of the sales force remuneration varies according to the channel: the field sales representatives, who in 2003 accounted for 76% of the Company's revenues, have a variable portion that represents 100% of their base compensation.

The Company's commercial organization offers attractive career and pay-increase opportunities for sales representatives, who generally begin their career in telesales for new clients (*Télévente Prospects*) with the best representatives being offered the possibility of advancement to telesales for existing clients (*Télévente Clients*) and then to the field sales force, thereby increasing the motivation and loyalty of the Company's sales force. Sales representatives, whose average age at the end of 2003 was 38 years, have been with the Company for an average of 8 years.

In 2003, the Company's commercial organization contributed to renewing the advertising contracts of 479,100 advertisers and acquiring 82,080 new advertisers. This number of new advertisers acquired was lower than in 2002, due to the commercial reorganization implemented at the beginning of 2002 (commercial development plan), which affected, for the 2003 edition, the balance between the different sales channels to the detriment of *Télévente Prospects*. This commercial reorganization principally allowed for a better distribution of the advertiser portfolios among the different sales channels and a strengthening of the link between the compensation of the sales representatives and the marketing objectives of the Company's different products and services. The marketing reorganization made it necessary to redefine the compensation conditions of the field sales representatives and modify their contracts.

In early 2004, the commercial organization contributed to the acquisition of a large number of clients. At May 3, 2004, the sales force acquired approximately 72,900 new clients compared to 62,600 new clients at May 3, 2003 (this comparison is based on a similarly advanced stage of new account prospection). Further, in early 2004, the Company established as a test a field sales team dedicated to the acquisition of new clients, which has generated positive results in terms of commercial productivity.

Printed directories

The Company's printed directories activities consist of *PagesJaunes* and *l'Annuaire*. In 2003, these activities generated revenues of €595 million, representing 64.9% of the Consolidated Group's 2003 revenues. In 2003, 532,041 advertisers purchased an advertising product in the *PagesJaunes* directory or *l'Annuaire*. In 2003, there were 231 editions of printed directories, a figure that is stable with respect to previous years.

The publication of these directories is staggered over the year. The marketing of a given year's advertising space in directories is spread out between April of the previous year and July of the year of publication. The development cycle of a directory is on average six months and may be described as follows:

- *Sale of advertising space.* The sale of advertising space begins on average six months before the directory's publication and mobilizes the entire sales force of the relevant department. As this client development proceeds, the advertising products are created by the advertisements creation department, and then sent to the advertisers for their approval.
- *Directory design.* Approximately three months before the target date for publication, the Company ceases sales of advertising space in that directory and commences design of the directory. This design process is undertaken by the production department, which is responsible for the insertion of classifieds in the individual or classified (business) listings and the page layout.
- *Printing and binding.* The directory is then sent in electronic form to printers outside the Group who use paper purchased by the Company. The completed directories are then sent to the distribution platforms.
- *Distribution.* The directories are distributed by outside service providers. Since the distribution quality of printed directories is a key factor for their audience, the Company carries out qualitative and quantitative audits of the distribution services provided. Part of the compensation of the service providers depends on the results of these audits.

In 2003, the manufacture and distribution of printed directories was certified to conform to the ISO 9001, version 2000 standards, by AFAQ.

PagesJaunes Directory

Each *PagesJaunes* directory lists professionals under one of its 2,114 headings based on their business location. For each professional, *PagesJaunes* indicates a name, address and telephone number free of charge. For France as a whole, the *PagesJaunes* directory includes approximately 4 million professionals.

In 2003, the *PagesJaunes* directory had 130 editions, with 29.6 million copies distributed free of charge to private homes and to professional addresses. The *PagesJaunes* directory is also available for sale from the Company through a special number 0810 810 767 (an Azur number). Some of these directories cover an entire French department, others are intra-departmental, which enables advertisers to advertise their business in directories for a smaller geographic area at a lower cost.

In 2003, the *PagesJaunes* directory generated revenues of €482.4 million, equal to 52.6% of the Consolidated Group's 2003 revenues. Most of these revenues originated from advertisements published in this directory.

The expenses incurred by the *PagesJaunes* directory are mainly publishing costs (purchase of paper, printing and distribution of the directory) and marketing and administrative expenses.

In 2004, the *PagesJaunes* directory will offer a pocket edition, containing a selection of professionals from the most useful headings for consumers on the move. This pocket edition will be available in Paris in 2004, then in Lille, Lyon and Marseille, and will enable advertisers targeting users on the move to communicate with a new set of potential clients. Commencing at the beginning of the summer, the pocket edition should be available to tourists in hotels. After the summer, the pocket editions should also be available in the public transportation system throughout the Paris region, in university housing and campuses.

L'Annuaire

L'Annuaire (previously *Pages Blanches*) lists individuals and companies who have subscribed to different telecommunications operators alphabetically based on their location. *L'Annuaire* contains the contact information of approximately 25 million individuals and professionals, covering the entire French territory. The Company anticipates that the progressive inclusion of mobile telephone numbers may bring about a development of the audience and could also lead to an increase in publication costs (purchase of paper, printing and distribution of *l'Annuaire*).

In 2003, *l'Annuaire* had 101 regional editions (*éditions départementales*) distributed free of charge to the homes of individuals and to professional addresses, with the exception of those individuals or companies having Minitel, which represented a distribution of 26.4 million copies. It is also available for sale on request from the Company, through a special number (0810 810 767) (local call cost).

France Telecom, publisher of *l'Annuaire*, has consigned to PagesJaunes the marketing, design and creation of advertisements to be inserted in *l'Annuaire*, pursuant to an agreement dated June 30, 1967, which was replaced by an agreement dated November 15, 2002, effective until December 31, 2009 (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). France Telecom has also consigned to the Company the creation, manufacture and distribution of *l'Annuaire* pursuant to an agreement dated June 26, 2000, effective until December 31, 2004, which is renewable by tacit agreement for a period equivalent to its initial duration (see "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search").

Pursuant to the agreement relating to the *régie publicitaire* (advertising representation), PagesJaunes is responsible for marketing as well as invoicing the advertisers in *l'Annuaire* (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). The amount invoiced to the advertisers by the Company is fully recognized in the revenues of PagesJaunes. The Company subsequently transfers to France Telecom the portion of the revenues that exceeds its commission for *régie publicitaire* (advertising representation). The amount so transferred is accounted for in costs of services and products sold. In 2003, *l'Annuaire* generated revenues of €112.6 million, or 12.3% of the Consolidated Group's 2003 revenues. In 2003, PagesJaunes transferred to France Telecom, under the agreement relating to *régie publicitaire* (advertising representation), an editorial fee of €64.3 million.

PagesJaunes ensures the creation, manufacture and distribution of *l'Annuaire* and the alphabetic search on the Minitel PagesJaunes 3611 service on behalf of France Telecom, which is obligated to publish a universal directory in print and electronic form pursuant to law no. 96-659 of July 26, 1996. Law no. 2003-1365 of December 31, 2003 modified the existing regime as from January 1, 2005, by providing for a request for tender between now and December 31, 2004 for the publication of the universal directory. The Company is awaiting the publication of the decree of application of this law, as well as the publication of the specifications for the publication of the universal directory under the new regime, to decide whether it will respond to this request for tender.

Finally, France Telecom and PagesJaunes have signed an agreement for the transfer of the brand *l'Annuaire* to PagesJaunes, the main terms of which are described in "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search".

Online services

In addition to its printed directory services, the Company has provided online services since the launch of PagesJaunes 3611 on Minitel in 1985. Since that time, the Company's online offer has been enriched by the launch of the Internet site pagesjaunes.fr in 1997 and the development of the Internet site design and hosting services the same year. The appearance of the PagesJaunes service on Minitel since 1985 has contributed to users and advertisers becoming familiar with an online directory service. This familiarity favored the subsequent development of pagesjaunes.fr.

In 2003, the online services of the Company generated revenues of €208.2 million, or 22.7% of the Consolidated Group's 2003 revenues. In 2003, approximately 401,610 advertisers were clients of the Company's online services. Most of the revenue was derived from referencing products (common between PagesJaunes 3611 and pagesjaunes.fr) and platform-specific advertisement products. Revenues from referencing products, which in 2003 represented approximately 33% of overall revenues of online services, are divided between PagesJaunes 3611 and pagesjaunes.fr pro rata based on their respective audiences. Moreover, the revenues of the online services include revenues generated from the design and hosting of Internet sites. The main costs associated with the online activities of the Company are IT costs, commercial costs, advertisement costs and administrative costs.

The following table shows the recent evolution in consultations of the Company's online platforms:

Number of consultations *(in millions per month)*	**March 2003**	**September 2003**	**March 2004**
PagesJaunes 3611*	27	24	21
Pagesjaunes.fr **	20	25	32
Total	**47**	**49**	**53**

* Source: PagesJaunes. Counting of requests received by interrogation centers of PagesJaunes 3611 servers.

** Source: Cybermétrie-Médiamétrie/e-stat, by number of visits.

Since September 2003, the pagesjaunes.fr audience has grown to exceed the size of the audience of PagesJaunes 3611 and has more than offset the decline in the latter. The combined audience of the online platforms increased between March 2003 and March 2004.

PagesJaunes 3611

Launched in 1985, PagesJaunes 3611 is an electronic service, accessible by Minitel, for looking up telephone subscribers. PagesJaunes 3611 enables continuous access to the Company's database, which is updated daily. It enables a search for professionals or individuals in all departments of France, by name (alphabetic search) or by activity. For the user, the first three minutes of consultation are free. Beyond that, the service is charged.

PagesJaunes, publisher of the PagesJaunes 3611 search by activity, retains all the advertising revenues related to that activity. France Telecom, publisher of the PagesJaunes 3611 alphabetic search, has entrusted PagesJaunes with all tasks relating to *régie publicitaire* (advertising representation), the creation and publishing of this directory. With regard to *régie publicitaire* (advertising representation), PagesJaunes is compensated under an agreement that also covers *l'Annuaire* (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). *Régie publicitaire* (advertising representation) revenues invoiced by PagesJaunes to advertisers on PagesJaunes 3611 alphabetic search are fully recognized in the revenues of PagesJaunes. The Company transfers to France Telecom the portion of the revenues that exceeds its commission for the *régie publicitaire* (advertising representation). The amount thus transferred is accounted for in costs of services and products sold.

PagesJaunes 3611 is the most consulted Minitel service in France with 24.75 million average consultations per month in 2003 and 21 million consultations in March 2004 (source: PagesJaunes). In 2003, PagesJaunes 3611 generated revenues of €92.5 million, or 10.1% of the Consolidated Group's revenues.

Using its strong experience in Minitel, PagesJaunes was able to create an attractive range of advertising products on the Internet through pagesjaunes.fr.

Pagesjaunes.fr

The site pagesjaunes.fr was launched in 1997 when the number of Internet users in France and the number of advertisers on the Internet were still low. The increase in the number of Internet users in France as well as the recognition and contents of pagesjaunes.fr services enabled the Company to attract a larger audience each year and an increasing number of advertisers on pagesjaunes.fr. At the end of December 2003, 267,175 advertisers had an online advertisement on pagesjaunes.fr. In 2003, pagesjaunes.fr generated revenues of €94.8 million, or 10.3% of the Consolidated Group's revenues. The pagesjaunes.fr site offers various services to Internet users:

- Searching for a business or an individual through refined search criteria such as activity, name, address, locality or department of the business or individual being looked up. Users can also access city maps of 1,031 locations and over 3 million pictures of 15 cities to locate the business or individual being searched. These complementary services are offered by the Company in partnership with its subsidiary Wanadoo Maps.

- A private space called "*Espace Perso*". Created in 2003, the *Espace Perso* is a free service that enables individuals or professionals to add active links to their contact information given in pagesblanches.fr. These links allow Internet users to directly send an SMS or e-mail without revealing the mobile telephone number or e-mail address of the subscriber. The *Espace Perso* addresses the desire of Internet users to be easily contactable, while preserving the confidentiality of their personal data.

- A service called "*Recherche à Proximité*" (proximity search). Created in January 2004, it allows any Internet user to input an address and category of professionals, to obtain, free of charge, a list of such professionals close to the indicated address, as well as a map of the area with the pagesjaunes.fr advertisers indicated by highlights.
- Access to the "QuiDonc" reverse directory. A detailed description of this reverse directory is included in "– Other activities – 'QuiDonc' reverse directory" below.
- Access to over 200 online directories all over the world to find, for example, the contact information of a company based abroad. This service is offered free of charge to users of pagesjaunes.fr.

The Company has succeeded in making the pagesjaunes.fr service one of the 10 foremost sites in France in terms of audience, with a reach rate of approximately 28.5% (source: Nielsen Home and Work – December 2003), an average of 21.3 million visits per month in 2003, 28.8 million visits per month on average in the first quarter of 2004 and 32.2 million visits in March 2004 (source: Cybermétrie – Mediamétrie/e-stat). The pagesjaunes.fr site is also accessible from the Wanadoo and Voilà portals, which belong to the France Telecom Group, and from the other major French audience sites. In 2003, access from all these portals and sites represented approximately 20% of the pagesjaunes.fr audience (source: e-stat, June 2003).

According to a ISL/Crédoc study, 73% of the persons who carried out a search on pagesjaunes.fr contacted a professional and 51% carried out a transaction or purchase following this commercial contact (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 – study done on four pools totaling 8,442 persons representative of the French population aged 15 years and above, and carried out at the request of PagesJaunes).

Design and hosting of Internet sites

Since 1997, PagesJaunes offers professionals an Internet site design and hosting service enabling them to promote their business through a website. The Internet site design and hosting service is a natural extension of the relationship with advertisers and strengthens the Company's efforts to build customer loyalty. This service is offered in the whole of France by the complete field sales force.

The Company's offer consists of the registration of domain names, site design, hosting, regular site updating and an online assistance service. All these activities are carried out directly by PagesJaunes, except the hosting activity, which is currently still sub-contracted. Experts in the field of site design remain with the client throughout the design process and offer personalized and individual advice.

This offer is divided into two distinct packages and several additional options (virtual visit of a point of sale, e-commerce offers, "web call-back") that meet the varying needs of companies wishing to acquire an Internet site. PagesJaunes is one of the main French players in the field of web site design for professionals with a portfolio of approximately 25,600 sites at December 31, 2003.

Revenues from this activity consist exclusively of design fees, service packages and marketing of additional options. In 2003, this activity generated revenues of €20.9 million, or 2.3% of the Consolidated Group's revenues.

Other activities

PagesPro directory

The *PagesPro* directory published by the Company is a regional business-to-business directory targeted at small- and medium-sized businesses and aimed at putting professionals in contact with one another. Today, the *PagesPro* directory is available in print form, on CD-Rom and on the Internet.

The *PagesPro* directory is sent free of charge to companies appearing on a distribution list prepared by PagesJaunes, which includes companies selected based on their activity and their size. Prior to the distribution, the Company approaches each of these companies to find out what their preferred distribution platform (print or CD-Rom) would be. The *PagesPro* directory is also available for sale to others.

The main source of revenue for the *PagesPro* directory is derived from the sale of advertising space. This generated revenues of €17.7 million in 2003 or 1.9% of the Consolidated Group's revenues. In 2003, 26,131 professionals advertised in one of the *PagesPro* directory services.

Printed PagesPro directory

In 2003, the printed *PagesPro* directory listed 270,885 businesses selected based on their activity (which has to be targeted at other businesses) and their size (with a minimum employee threshold for each sector). These businesses are grouped under 4,352 business headings and classified based on the location of their activity.

Five regional versions are published annually: Northwest, Southwest, Southeast, Northeast and Paris region. The *PagesPro* directory contains a great deal of information on the businesses listed, including:

- contact information including the company name, address, contact numbers, number of employees, e-mail and Internet site addresses; and
- information regarding the company's business, such as the principal activities, products and services.

In 2003, approximately 298,000 copies were distributed.

PagesPro directory CD-Rom

In 2003, the *PagesPro* directory on CD-Rom listed 512,611 professionals. The search is simplified for the user through the following choices: free or guided search by activity by APE, NAF or SIRET/SIREN code, by name, geographic zone or by employees. The CD-Rom communication function enables users with an Internet connection to send e-mail messages to companies and browse Internet sites. The user can also use the automatic telephone or fax number dialing system.

In 2003, approximately 375,000 copies were distributed.

Pagespro.com

The *PagesPro* directory is also available free of charge on the Internet (www.pagespro.com) with a database of approximately 600,000 professionals for all of France. The information available to the user is enriched, with respect to the printed or CD-Rom versions of the *PagesPro* directory, with information purchased from third parties (such as economic data on the company and information on the economic dynamics of the business sector). The search for a business through the pagespro.com site is simplified by the availability of four main search modes: by name, by activity, by NAF code or SIRET/SIREN code. The search can also be refined using geographic criteria: region, department, locality or address. Moreover, users benefit from an additional interactive service providing an access plan and itinerary to reach the company's premises.

"QuiDonc" reverse directory

Created in 1998, the QuiDonc reverse directory allows users to search for a business or an individual in France by telephone or fax number. The reverse directory also allows users to search for a company or an individual by name throughout France.

QuiDonc is available through Minitel (3617 QuiDonc), on an Audiotel server, through telephone at 3288 (local server), through SMS sent to 61 800 and on interactive television as well as on the WAP services of mobile telephone operators. QuiDonc can also be directly accessed through the Internet (www.quidonc.fr.), on the site pagesjaunes.fr (under the tab *"A QuiDonc il est ce numéro?"* and *"Mais QuiDonc porte ce nom?"*), and also under the user-paid services offered on wanadoo.fr and voila.fr.

QuiDonc is a paying service. On the Internet, payment is secure and the cost is not calculated based on duration of the consultation (as is the case for Minitel and Audiotel), but per search. The user is invoiced €0.5 inclusive of all taxes per search with *"A QuiDonc il est ce numéro?"* and €1.5 inclusive of all taxes per search with *"Mais QuiDonc porte ce nom."*

All the revenues derived from the "QuiDonc" activity are generated by payments made by users. In 2003, the reverse directory generated revenues of €8.1 million, or 0.9% of the Consolidated Group's revenues.

Europages

Europages is a directory that lists 500,000 companies selected for their activity in import-export in all business sectors and in approximately 30 European countries. The Europages directory provides addresses,

telephone and fax numbers, e-mail addresses and Internet web sites of the listed companies. These are classified based on a detailed nomenclature comprising 21 sectors of activity, 700 main headings and 3,500 sub-headings. The Europages directory is also available on CD-Rom and is accessible through the Internet. The printed directory and the CD-Rom are distributed free of charge to 540,000 companies across Europe, selected based on their business, their size and their export capabilities.

Europages is a brand registered by Euredit, a subsidiary of the Seat Pagine Gialle group. The Company is responsible for the *régie publicitaire* (advertising representation) in France for the Europages platforms (print, CD-Rom, Internet) pursuant to a contract renewed on May 30, 2000 with Euredit, which outlines the conditions of the *régie publicitaire* (advertising representation) for editions 2001 to 2006.

According to the terms of this contract, PagesJaunes has committed, for the duration of the contract and two years following the contract's termination or expiration, not to (a) engage in the business of *régie publicitaire* (advertising representation) in France for professional databases or for professional directories distributed in at least two countries of the European Union and Switzerland, or to (b) participate in the creation of such database or directory, or to become a shareholder or partner of a company that publishes or distributes such database or directory in France, except for all activities of *régie publicitaire* (advertising representation) and publishing activities carried out by the Group prior to May 30, 2000. The agreement further provides that the publisher may terminate the agreement if PagesJaunes ceases to be the exclusive provider for France Telecom of advertising sales for France Telecom's national directories.

In 2003, the advertising revenues generated by PagesJaunes for this business were €4.4 million and the publishing royalty paid to Euredit was €3.9 million, which is accounted for as cost of services and products sold.

Sale of online access to databases

The Company has carried on the business of selling online access to databases since January 1, 2002, the date on which this business was purchased from Intelmatique (a subsidiary of France Telecom). This business consists of the development, implementation and sale of online access in real time to France Telecom's database of fixed-line telephone subscribers (excluding unlisted numbers) and to the databases of foreign operators (19 European countries, United States, Canada and Australia).

In application of the decision of the French Competition Council (*Conseil de la concurrence*) against France Telecom on September 12, 2003, the rates for this business were revised downward so as to be strictly oriented toward cost.

The principal clients are the directory assistance services of the various French mobile operators (Orange, SFR, and Bouygues Telecom) and foreign operators (mainly Belgacom, Swisscom, and Deutsche Telekom). In 2003, this business generated revenues of €10.4 million, or 1.1% of the Consolidated Group's revenues.

Competition in France

The Company considers its competition to be broader than simply competition from other directories for the general public or business-to-business directories. Like all media, the Company faces two types of competition:

Competition for the audience: consumers have various means of finding the contact information of an individual or a business or more generally, for finding business information before choosing a product or services supplier. Thus, the services offered by the Company compete with a broad array of information sources available to individuals or professionals.

Competition from local advertising media: local advertisers, at whom PagesJaunes' services have traditionally been directed, may use alternative local advertising media to advertise their businesses.

Competition for the audience

Technological developments, particularly the Internet and mobile telephony, have significantly modified the Company's competitive environment. Due to the Internet, consumers have access to a broad range of content and services in addition to, or as a substitute of, the Company's services; and due to the sophistication of mobile telephony, consumers have access to extended functions of electronic phonebooks.

In addition, the PagesJaunes services are in competition with paper directories and operator-assisted directory information services, as well as newspaper/press platforms that list business offers.

Thus, the Company's main competitors are:

- electronic or paper directories that allow the storage of telecommunication numbers;
- operator-assisted directory information services (particularly 12 of France Telecom, 712 of Orange, 612 of Bouygues Telecom and 222 of SFR);
- free press (mainly the platforms of companies Comareg and Spir Communication, 20 Minutes, Métro);
- Internet search engines (primarily Google, Voilà, Yahoo! and MSN);
- thematic Internet portals, as well as commercial sites (ViaMichelin.com, Webcity.fr, Seloger.com, Ebay.fr, Voyages-sncf.com, Hotels.com, Kelkoo.com); and
- other publishers of printed or online directories (mainly Bottin - l'Annuaire Soleil, U Corsu, Iliad) as well as city directories and local guides also available on the Internet.

Competition from advertising media

The Company's directories are in competition with all other advertising media that enable an advertiser to reach out to local customers. This competition mainly arises from the free press, regional daily press, the magazine press, billboards and local radio. In addition, the development of the Internet has enlarged the Company's competitor base. Topical content publishers on the Internet develop advertising offers for local advertisers (business listings, mini-sites describing the services of these professionals, online reservation or purchases). Similarly, there are Internet search engines that develop placement offers for a fee in their search results, targeted at small- and medium-sized businesses. In 2003, the advertising market targeted at the local level in France (as defined in the diagram below) represented a total budget of around €3,815 million. The diagram that follows presents the distribution of this budget according to the different advertising media:



4%
2%
6%
23%
13%
14%
21%
17%
Directories and guides 23%
Free press 21%
Regional daily press 17%
Outdoor advertising (e.g., billboards) 14%
Radio 13%
Magazine and professional press 6%
Internet 4%
National daily press 2%

Source: France Pub, 2003 figures, excluding cinema and local television, direct marketing, promotion, events and public relations.

The local advertising market increased by 14.5% between 2000 and 2003, and the Directories and Guide segment increased by 18% during the same period. In 2003, the Directories and Guides segment represented €850 million. The Company's directories in this segment are in competition with all other printed and online directories available in France and the Company's market share is around 93%.

International & Subsidiaries

In addition to the publishing of directories for the general public in France, which represents its main activity today, the Group has over the last several years developed in three directions:

- publishing of general public directories outside France;
- development of the Kompass directories in Europe; and
- development of activities complementary to the publishing of directories, such as geographic services and direct marketing.

Today, the Group publishes general public directories in Spain, Lebanon and Luxembourg.

The Group also publishes the Kompass directories in France, Spain, Belgium and Luxembourg.

In addition, the Group has developed complementary value-added services such as the geographic services of Wanadoo Maps or the database marketing of Wanadoo Data initially developed in connection with the directory business.

In 2003, the International & Subsidiaries segment contributed total revenues of €69.8 million, representing 7.6% of the Consolidated Group's 2003 revenues. PagesJaunes aims to further develop these activities profitably because it believes they have additional growth potential and naturally complement the Company's directory publishing activity in France.

Publishing of general public directories outside France

QDQ Media

Created in 1997, QDQ Media (previously Indice Multimedia) was established to compete with *Telefónica Publicidad e Información* (TPI), the historical publisher of "*Páginas Amarillas*" in Spain. QDQ stands for "*Qué, Dónde, Quién*", meaning, "What, Where, Who." The project was based on a more modern, differentiated product that would make it possible to take advantage of the Spanish market's development potential (weak directory market penetration and weak position in the advertising market compared to other European markets). QDQ Media was acquired by Wanadoo in April 2001 and later transferred to PagesJaunes in April 2004 (see "– History and Evolution of the Group's structure" above).

QDQ Media today offers printed directories and online services. To market its advertising spaces on its platforms, QDQ Media developed a field sales force and, beginning in 2001, a telesales force, all of which today represent a workforce of approximately 500 people. The field sales force is organized into seven agencies (Central, Catalonia, North, North-West, Castilla/Canary Islands, Andalucia and East), with each agency managing between seven and 11 directories. Telesales consists of three platforms: Madrid, Barcelona and Zaragoza.

The database is created by QDQ Media from public sources and enhanced with information gathered on the ground. In addition, QDQ Media accesses the subscriber databases of various operators free of charge due to a decision dated November 7, 2002, by the Spanish Telecommunications Market Commission.

Today, QDQ Media is the second publisher of directories in Spain in terms of revenues (source: AMR International, The European Telephone Directory Market, Fall 2003). Thus, 82,517 advertisers used QDQ Media in 2003, generating non-consolidated revenues of €32.6 million (of which €0.6 million was eliminated in consolidation), corresponding to 3.6% of the Consolidated Group's revenues. The main source of QDQ Media revenues is the sale of advertisements in its printed and online directories. QDQ Media offers its advertisers a large range of advertising products to meet their various needs in the best way possible. The main costs for QDQ Media are publishing costs (purchase of paper, printing and distribution of directories) and commercial and administrative expenses.

Printed directory: QDQ, La Guía Util

The QDQ printed directory, *QDQ, La Guía Util* ("The Useful Directory") lists professionals under one of its 1,384 headings. Under each heading, the professionals are classified by locality or in alphabetical order, based on the relevant business.

The first five *QDQ, La Guía Util* directories were launched in 1998 in the province of Madrid. Between 1999 and 2001, an additional 63 directories were created. Today, QDQ Media publishes 68 printed directories each year, which cover almost the whole of Spain. They are distributed free of charge to homes and businesses. In 2003, 15.5 million copies of the *QDQ, La Guía Util* directories were distributed.

Like PagesJaunes in France, QDQ Media markets its advertising space, designs the advertisements, manages the directory layout and outsources printing and distribution to outside service providers, benefiting from the agreements negotiated by the Group.

35% of the Spanish population aged 16 years and above states they have used *QDQ, La Guía Util* within the last 12 months (source: Gallup España, April 2003-March 2004). The oldest directories are best-known in the market and their target audience is at times similar to that of *Páginas Amarillas* such as, for example, in the province of Madrid where the directories are in their sixth or seventh edition.

In 2003, printed directories represented approximately 95% of total QDQ Media revenues. In 2003, in the printed classified directories market defined as the combination of TPI and QDQ Media, the QDQ Media market share was 9.4% (source: for TPI: printed classified directories revenues, TPI press release of February 12, 2004).

Online services

In 2001, QDQ Media launched the QDQ.com site to offer its users the ability to search for business contact information on the Internet. QDQ.com has grown, due in particular to the inclusion of photographic and geographic services of Wanadoo Maps (the Wanadoo Maps activity is described in " – Activities complementary to directory publishing – Wanadoo Maps" below). Madrid in photos, introduced in January 2002, was a great success with Internet users and contributed significantly to increasing the audience of the QDQ.com site (the QDQ.com site received on average 536,138 visitors per month in 2002 compared to 104,024 visitors in December 2001 (source: OJD www)). The photography service has since been enhanced with pictures of Barcelona, Valencia and Seville.

QDQ Media also launched QDQ Blancas in July 2003, the first Spanish online directory to contain data of all telecommunications subscribers who have not requested delisting (in the case of fixed telephone subscribers) or who have given their prior consent (in the case of mobile telephone subscribers). QDQ Blancas can be accessed through the QDQ.com Internet site.

The QDQ.com Internet site received an average of 615,034 visits per month in 2003 (source: OJD www), an increase of 14.7% with respect to 2002. The QDQ Media Internet directories generated approximately 5% of QDQ Media's revenues in 2003.

Restructuring of QDQ Media

In 2003, the management of QDQ Media was completely reorganized. The main steps taken by the new management to redress the company's situation consisted of the implementation of a redundancy program, the restructuring of customer accounts and the establishment of new prevention and collection procedures for outstanding payments. The head-count reduction (approximately 120 persons, mainly from support functions, representing approximately 14% of the total workforce as of December 31, 2003) was accompanied by a reorganization intended to increase team productivity and operational efficiency. Measures were also taken to increase revenues. Thus, the printed directory *QDQ, La Guía Util* was the focus of a complete makeover incorporating experience from PagesJaunes. In addition, in 2003 a new employment contract for the field sales force was introduced, which will be applied to the entire field sales force in 2004. Finally, QDQ Media intends to implement new services such as an operator-assisted directory information service and access to QDQ.com via mobile telephones.

Competitive market of QDQ Media

In 2002, the Spanish directories market represented total revenues of €431.0 million, including operator-assisted directory information services and alphabetic directories, segments in which QDQ Media was not present. This market saw an average annual growth of 7% between 1999 and 2002 (Source: AMR International, the European Telephone Directory Market Report 2003, Fall 2003).

The directories market in Spain is dominated by TPI, a subsidiary of the historical operator Telefónica. It also comprises local players, mainly Guía Color (Castilla-Léon), Tu Distrito (province of Málaga) and Guíaraba (Alava).

PagesJaunes Liban

PagesJaunes Liban was created in January 1997 to publish the official directories of Lebanon, based on a contract with the Lebanon Ministry of Telecommunications in force until December 31, 2006. Under the terms of the contract, PagesJaunes Liban markets, publishes and distributes an alphabetic directory (The White Pages), using the database provided free of charge by the Ministry of Telecommunications, and a business directory (The Yellow Pages), which uses a database updated constantly by PagesJaunes Liban. The Ministry pays a portion of the publishing and distribution costs, and PagesJaunes Liban retains a majority share of advertising revenues. PagesJaunes Liban is also the publisher of the online directories pagesjaunes.com.lb and yellowpages.com.lb, launched in 1999, which give access to all the information of the Yellow Pages and White Pages. PagesJaunes Liban is the owner in Lebanon of the brands Yellow Pages and White Pages in three languages (French, English and Arabic).

PagesJaunes Liban is not consolidated in the Group's financial statements due to its low revenues (approximately €1 million in 2003). PagesJaunes Liban receives the majority of its revenues from advertising products. In 2003, approximately 2,060 advertisers chose to advertise on one of PagesJaunes Liban's services.

PagesJaunes Liban is the sole company publishing general public directories in Lebanon. The company is in competition with all the local advertising media as well as with the local and international players on the Internet. The general public directories market size is modest and evolves in a difficult general economic environment.

Editus Luxembourg

Since its creation in 1995, Editus Luxembourg has been the publisher for the official directories of P&T Luxembourg. Editus Luxembourg is held as to 49% by Eurodirectory (a holding company held as to 50% by PagesJaunes and 50% by Seat Pagine Gialle) and 51% by P&T Luxembourg. Eurodirectory is consolidated using the equity method in the Group's financial statements (see Note 12 to the unaudited pro forma consolidated financial statements). Pursuant to the shareholders' agreement between Eurodirectory and P&T Luxembourg signed on July 6, 1995, neither of the two parties is authorized to create, participate, favor or grant a license to any business that is directly or indirectly a competitor of Editus Luxembourg. Eurodirectory and P&T Luxembourg nominate the same number of directors with the chairmanship of the Board of Directors held by a director designated by P&T Luxembourg.

Editus Luxembourg offers users both a printed and an online directory service. The contact information for individuals and professionals listed in these directories originates principally from the P&T Luxembourg database. Editus Luxembourg's revenues mainly derive from the sale of advertising space in its printed and online directories to approximately 14,500 advertisers. Revenues of Editus Luxembourg in 2003 were €17.3 million. The main costs of Editus Luxembourg are publishing costs (purchase of paper, printing and distribution of directories) and commercial costs.

Printed Directories

Editus Luxembourg publishes *l'Annuaire Professionnel*, a classified (business) directory, comparable to the *PagesJaunes* directory in France, and *l'Annuaire Téléphonique*, an alphabetic telephone directory. Each directory has a single edition covering the whole of Luxembourg and is distributed to individual homes and to companies in Luxembourg. The company also publishes the InterRegion directory covering Sarre, Palatinate, Lorraine, Belgian Luxembourg and the Grand Duchy.

Online services

The Editus Luxembourg directories are also accessible on the luxweb.com web site which, in addition to the directories, offers portal services.

Competitive market for Editus Luxembourg

Editus Luxembourg is the sole publisher of general public directories in Luxembourg. It competes with all local advertising media as well as with local and international players on the Internet. The general directories market has seen consistent growth during the last few years.

Development of Kompass directories in Europe

The Kompass concept is a global database system of companies based on a detailed nomenclature of 52,000 headings owned by Kompass International, and on the constant updating of value-added data. The Kompass database system includes contact information for 1.8 million businesses as well as information on their directors, key figures, brands, products and services. Kompass enjoys strong brand recognition at the European level and particularly in France.

Kompass International, a subsidiary of Coface, is the owner of the Kompass brand and licenses it in 70 countries (source: kompass.com). Through its subsidiaries, the Group holds the Kompass concession for France, Spain, Belgium and Luxembourg. In each of these four countries, PagesJaunes subsidiaries have exclusive use of the brand and nomenclature of Kompass, the publishing and sale of advertising space in the Kompass directories as well as the sale of these directories.

Kompass International publishes the kompass.com site, which offers paid access to the global Kompass database, which is generated by most of the primary concession holders.

Kompass France

Kompass France, which since 1988 has been an indirect subsidiary of the Company held through Eurodirectory, became a wholly-owned subsidiary of PagesJaunes in 1999. Kompass France operates the Kompass brand in France and, through an affiliate, in Spain.

Kompass France has two lines of business: advertising for professionals on the one hand, which involves the sale of advertising space on Kompass platforms (printed directories, CD-Roms and Internet with kompass.com), and information on the other hand, which corresponds to the sale of the platforms themselves and direct marketing. The database of French companies prepared by Kompass France consists of 140,000 companies.

In 2003, Kompass France generated revenues of €24.9 million in France and in Spain. The advertising business represented 69% of its 2003 revenues (excluding exchanges and postage) with approximately 7,000 clients and a field sales force of 84 persons (in France and in Spain). The information business represented the balance of revenues, with more than 5,900 clients and a sales force of 26 persons.

Kompass Belgium

Created in 1967, Kompass Belgium has held the Kompass concession for Belgium since 1967 and for Luxembourg since 2000. Wanadoo International transferred Kompass Belgium to PagesJaunes in April 2004 (see "– History and evolution of the Group's structure" above). Due to its size, Kompass Belgium is not consolidated in the Group's financial statements.

The database established by Kompass Belgium includes approximately 43,600 companies, of which approximately 26,500 are classified according to the Kompass nomenclature. This data is available in the form of printed directories and CD-Rom, and may also be accessed on the kompass.com Internet site. Kompass Belgium also publishes the Safety-Security-Hygiene-Environment directory as well as Diamonds, the reference book for Antwerp's diamond market.

In 2003, Kompass Belgium had revenues of €3.8 million in Belgium and Luxembourg.

Competitive markets for Kompass France and Kompass Belgium

In the sale of information sector, Kompass France and Kompass Belgium are in competition with economic and financial information specialists (such as Coface, Fininfo, ORT, Euridile, Dun & Bradstreet and Experian with Infogreffe) and direct marketing companies which offer business-to-business addresses. In addition, users may find information free of charge on the Internet, which also constitutes a form of competition.

In the classified (business) advertising market, Kompass France and Kompass Belgium are in competition with publishers of other business directories (including Europages, PagesPro for Kompass France, InterRégion for Kompass Belgium in Luxembourg), as well as certain Internet sites (search engines, portals) which offer advertising products aimed at professionals.

Activities complementary to directory publishing

Wanadoo Data

Established in 1999, Wanadoo Data specializes in direct marketing. Wanadoo Data uses data of individuals and businesses for multi-channel marketing campaigns (mail, telephone, e-mailing and SMS). Wanadoo Data also offers maintenance services for marketing database processing (postal standardization, merge and purge, removal of nonexistent addresses and addition of new addresses, enrichment, statistical analysis, geomarketing and hosting).

In the different markets in which it operates, Wanadoo Data's main competitors include:

- In the market for data used for direct marketing (postal address, telephone, e-mail, SMS): Mediaprisme, Axciom (Claritas/Consodata), La Poste, Insee, Wegener, Ibase and Buongiorno.
- In the market for maintenance services for marketing databases: Wegener, Bertelsmann (Arvato Services), Axciom (Claritas/Consodata), La Poste, Presse Informatique, DPV, Sogec Datamark Services and Uniservices Informatique.

Wanadoo Data has approximately 1,300 clients, the largest of which operate in telecommunication, banking and insurance, press and publishing and automobile sectors.

In 2003, Wanadoo Data generated revenues of €11.1 million. Wanadoo Data's revenues are generated through the invoicing of the data sold and maintenance services provided. The main expenses of Wanadoo Data are costs for the purchase of data and production costs (essentially personnel expenses).

Created in 1995, Wanadoo Maps is today an important player in online geographic services. Wanadoo Maps was acquired by PagesJaunes from Wanadoo France in April 2004 (see "– History and evolution of the Group's structure" above).

Wanadoo Maps' activities concentrate on two product lines: online geographic services and photographic directories, which are natural complements to online directories and contribute to developing their audience.

Wanadoo Maps obtains raw geographic information from third parties and integrates such information into its own technological platform, allowing it to create services such as map display, itinerary calculation and proximity search. These services are marketed either as part of a complete service package or in connection with specific projects. They are used to enrich the pagesjaunes.fr and QDQ.com directories and also guide users of an Internet site to the nearest store, follow vehicles on a screen or contribute to an on-board navigation system. Wanadoo Maps also makes these services available to the general public on mappy.com, accessible on fixed and mobile Internet and on Minitel. In total, more than 100 million map displays, itinerary calculations and proximity searches were generated in March 2004 (source: Wanadoo Maps).

Wanadoo Maps also creates photographic databases of entire cities including pictures of the façades of most addresses and, in conjunction with the online geographic services of Wanadoo Maps, real-time virtual walks through cities covered by the service. The photographic database of Wanadoo Maps includes 19 cities (15 in France and four in Spain) with 4.7 million photographs, thus covering over one million addresses and more than 15,000 kilometers of roads. These photographs are taken from the street by Wanadoo Maps or by third parties from whom Wanadoo Maps buys these photographs. These photographic databases enrich pagesjaunes.fr and QDQ.com and are also marketed to companies and local administrative bodies. In total, more than 18 million photographs were displayed in March 2004 (source: Wanadoo Maps).

In 2003, the revenues of Wanadoo Maps amounted to €4.7 million, of which €2.1 million were generated intra-group. The main sources of revenue for Wanadoo Maps are royalties received for the use of its geographic services platform and licensing of rights to distribute pictures from its photographic database and their updating. The main costs for Wanadoo Maps include the purchase price of the raw map-related information and the costs associated with taking, purchasing and indexing of photographs.

Wanadoo Maps faces significant competition in the online geographic services market, which mainly comprises viamichelin.com, maporama.com, webraska.com and 1bis.com.

The following chart shows changes in the reach rate of the two largest sites offering geographic services, mappy.com and viamichelin.com:

%	March 2003	September 2003	March 2004
Mappy.com	18.1	18.4	19.8
Viamichelin.com	10.6	10.5	10.1

Source: Nielsen Home and Work.

In the extraordinary meeting of Wanadoo Maps' shareholders held on June 7, 2004, it was decided to change the name of the company to "Mappy S.A.".

Competitive Advantages

The Group believes that it has competitive advantages that ensure it a strong position in its domestic market and will allow it to continue to grow and improve the profitability of its activities outside France.

- **A portfolio of highly recognized brands**. The Group is the owner of brands that are highly recognized in their respective markets, including in particular PagesJaunes, Les Pages Blanches, QuiDonc, Mappy, and *QDQ, La Guía Util*. The Group believes that brand recognition is essential in the market for information research (see "– General presentation of PagesJaunes activities in France – A recognized brand" above).
- **A large audience on all platforms, with a direct value for advertisers**. In France, printed or online directories are among the most consulted media by the French population aged 15 years and above looking for a professional at the time of making purchase decisions.
- **A significant edge in the development of online services**. In February 2004, the domestic reach rate for PagesJaunes' Internet directories was 28.9%, compared with 16.0% for Seat Pagine Gialle and 6.9% for Yell (source: Nielsen Home and Work, February 2004). Furthermore, the

PagesJaunes online directories have benefited from the experience gained from PagesJaunes 3611. In addition, advertising revenues generated by pagesjaunes.fr are among the highest in the European directory publishing sector and in the Internet advertising market in France.

- **High innovation capacity for simple and valuable services**
  - The Group has been able to innovate to make its services accessible to the largest possible audience, whatever the technology used (printed directories, Minitel, Internet, mobile telephony and interactive television) and wherever the user may be (at home, at the workplace or on the move).
  - In addition, the Group managed to take advantage of technological developments to provide complementary services and favor its online audience. Thus, the geographic services and online photographic directories on the sites pagesjaunes.fr and QDQ.com helped develop an audience for these sites and enhanced the advertising offer.
  - Finally, the support of France Telecom enabled the Group to benefit from the technological strength and research and development capabilities of one of the foremost telecommunications groups in the world.
- **Sales force excellence.** Efficient sales force organization enables the optimization of customer relationships and associated commercial costs. Sales representatives receive regular training for the products and new technologies enabling them to market both printed and online services. In addition, their compensation is incentive-based, linked in particular to the development and retention of the Company's advertisers.
- **Large and loyal customer base, recognizing the value of the Group's services.** In France, the Group enjoys a high loyalty rate of its advertisers who feel that the PagesJaunes services help them obtain a large percentage of their clients.
- **A broad range of attractive advertising products.** The Group offers its advertisers a large range of advertising products on multiple platforms (printed directories, Minitel, Internet, mobile telephony and interactive television). This diversity of advertising products and platforms enables advertisers to reach out to the largest possible number of users and be in line with developments in usage.

Dependence of the Group with respect to certain factors

Dependence with respect to patents and licenses

The Group owns several trademarks and domain names covering a wide range of products and services in France and abroad, and particularly the trademarks "PagesJaunes," "Les Pages Blanches," "*QDQ, La Guía Util*," "QuiDonc," and "Mappy".

Thus, the Group is the owner of all trademarks used in its business, except the "*l'Annuaire*" trademark, held by France Telecom, the Kompass trademark held by Kompass International and the France Telecom trademark, held by France Telecom.

The PagesJaunes trademarks are the subject of a pending claim of nullity on various grounds, including, in particular, lack of distinctiveness. On May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks, and the case is currently pending before the Court of Appeals of Paris. An unfavorable outcome of this litigation could have a material adverse effect on the Group's business, financial condition, results or objectives. (See "Risk Factors – Legal risks – Litigation and arbitration" for a description of the litigation on the PagesJaunes trademarks.)

The "*l'Annuaire*" trademark, which is the property of France Telecom, is used by PagesJaunes for the sole purpose of the proper performance of the tasks entrusted by France Telecom to PagesJaunes pursuant to an agreement regarding *l'Annuaire*, concluded between the companies on June 26, 2000 (see Section "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacturing and distribution of *l'Annuaire* and PagesJaunes 3611 in alphabetic search").

The Kompass trademark, which is the property of Kompass International, is subject to separate licensing agreements in favor of Kompass France for the French and Spanish markets and of Kompass Belgium for the Belgian and Luxembourg markets.

Pursuant to these concession agreements, the grantor of the concession, Kompass International, requires the use of its unique nomenclature, "the Kompass nomenclature," and allows in exchange the use of the international Kompass trademark. The agreements therefore provide that the concession holders

have an exclusive right to use Kompass trademarks in each of the relevant territories. Furthermore, the concession holders own the Kompass system jointly with Kompass International and the latter has undertaken to refrain from granting any concession thereto to any other person during the duration of the concession agreement.

For the French territory, Kompass International entered into a concession agreement with Kompass France on September 21, 1983. With respect to the Spanish territory, pursuant to an agreement dated October 21, 1998, Kompass France has assumed the concession that had been previously granted by Kompass International to Ibericom.

Furthermore, on April 26, 1984, Kompass International entered into a concession agreement with Kompass Belgium for Belgium. In addition, Kompass Belgium has assumed, the concession granted by Kompass International to Editus Luxembourg for Luxemburg pursuant to a trademark licensing agreement dated February 4, 2000.

For all these territories, the concession agreements have been concluded for an indefinite period, except for France where the concession is for 99 years.

Separate agreements have also been entered into regarding the provision of Internet services. Pursuant to these agreements, Kompass International has the exclusive right to use the Kompass online service in a centralized manner and with the collaboration of concession holders.

Furthermore, the Group has registered a large number of domain names, including in particular pagesjaunes.fr, pagesblanches.fr, pagespro.com, kompass.fr, quidonc.fr, mappy.com and QDQ.com. The Group has also registered, or is in the process of registering, several domain names for each of its sites in the countries in which it is doing business or may be doing business in the future.

Dependence with respect to supply contracts and industrial contracts

Purchase of paper

As part of a purchase centralization program and taking advantage of PagesJaunes' experience, France Telecom has concluded corporate sourcing agreements with a certain number of significant paper suppliers, including UPM Kymmene France, Holmen Paper AB, Kruger, Norske Skog Canada, Katahdin Paper Company and M Real France. The terms and conditions of these framework agreements benefit all the companies in which France Telecom holds more than 20% of the capital, and therefore in particular PagesJaunes and QDQ Media. Pursuant to these framework agreements, each company places its purchase orders directly with the suppliers and is solely responsible for the obligations arising therefrom. Paper supply contracts provide for firm commitments to purchase certain volumes. These agreements are in force until December 31, 2004, except for the contracts with Kruger and Katahdin Paper Company which are in force until December 31, 2005. These agreements are not renewable by tacit agreement. If PagesJaunes wishes to substantially change the terms of these contracts, the supplier is required to inform France Telecom, which, if France Telecom considers it necessary, will initiate negotiations for this purpose with the supplier and PagesJaunes. For a description of the risks relating to the contractual relationships with France Telecom, see Section "Risk Factors – Risks relating to the Group's relations with the France Telecom Group".

PagesJaunes does not consider itself dependent on any of these suppliers.

Printing

PagesJaunes has entered into four significant contracts with printers. In the order of importance by cost to the Company for the year 2003, these printers are Imprimerie Nationale (France), EINSA (Spain), RR Donnelley UK Directory (United Kingdom) and Elanders Tryckeri AB (Sweden). These contracts have all been concluded for the printing of 2003, 2004 and 2005 directories, except for the agreement with the Imprimerie Nationale, which covers only the 2003 and 2004 editions. The prices negotiated with the printers are fixed for the duration of these contracts, but the order volumes provided in the contracts are only projected. PagesJaunes remains the owner of the paper it supplies to the printer, and the printer assumes the risks of a depositary for the paper delivered to it by PagesJaunes.

Pursuant to the agreement between PagesJaunes and the printer EINSA, QDQ Media entered into an agreement with EINSA on September 26, 2003 for the printing of directories starting in September 2003. This agreement, which expires on December 31, 2005, also covers the 2004 and 2005 editions. This contract provides for fixed prices for the duration of the contract and only projected volumes.

PagesJaunes does not consider itself dependent on any of these printers.

Distribution

PagesJaunes has entered into four significant contracts for the distribution of *PagesJaunes* directory and *l'Annuaire*. In the order of importance, these contracts have been concluded with Adrexo, Spass Diffusion, Intra Muros Communications and Solys. All such contracts cover the distribution of PagesJaunes directories from January 1, 2004 to December 31, 2004 and provide for projected order volumes.

PagesJaunes does not consider itself dependent on any of these distributors.

Access to directory data

The Company has entered into a directory data access agreement with France Telecom for the purpose of publishing directories, as described in "Related Party Transactions – Relations with the France Telecom group – Agreement for making available directory data for publication of directories."

Furthermore, the Company has concluded agreements with various operators (T.Systems, Tiscali, Kaptech, Louis Dreyfus Communication, 9 Telecom Entreprises, MFS.Communication, Estel, UPC Phone Systems & Network and Afone) enabling it to access their subscriber databases. These agreements are generally concluded for a period of one year, renewable by tacit approval for one year periods.

Pursuant to these agreements, the overall cost to the Group of accessing the operators' databases amounted to €4.3 million in 2003.

Human Resources

The concept of the "Consolidated Group's total workforce" which is used in this section covers the entire workforce of the Consolidated Group except that of Editus Luxembourg, which is consolidated pursuant to the equity method.

Employees

As of December 31, 2003, the Consolidated Group's total workforce comprised 4,689 employees (including the sales force having the status of commercial travelers (*Voyageur-Représentant-Placier* or "VRP")), compared to 4,787 at December 31, 2002 and 4,606 as of December 31, 2001. The following table sets forth changes in the geographic distribution of employees within the Group since 2001:

	2003*		2002*		2001*	
France	3,827	82%	3,763	79%	3,697	80%
- *of which Ile-de-France*	1,811		1,827		1,901	
- *of which outside Ile-de-France*	2,016		1,936		1,796	
Spain	862	18%	1,024	21%	909	20%
Total Consolidated Group	4,689	100%	4,787	100%	4,606	100%

* Workforce as of December 31 of each year.

In addition, PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium (non-consolidated subsidiaries) employed 16, 37 and 36 salaried employees, respectively, at December 31, 2003.

The Consolidated Group's total number of employees has changed little during the last three years, with 4,606 employees at December 31, 2001, 4,787 at December 31, 2002, and 4,689 at December 31, 2003. The decrease in the number of employees in 2003 is primarily due to QDQ Media.

At December 31, 2003, the average age of employees in the Consolidated Group was approximately 38 years, and the percentage of women employees was approximately 50%.

The Consolidated Group's total number of employees as of December 31, 2003, was divided as follows:


10%
7%
12%
71%
Sales and customer services
Production
Technical and Information Technology
Support

The Group is characterized by a significant proportion of salespersons compared with the overall workforce (approximately 2,150 field and telesales personnel). In France, at PagesJaunes and Kompass France, field salespersons (approximately 1,000 employees) have the status of VRP and are compensated essentially on the basis of commissions on sales and performance.

At December 31, 2003, 4,381 employees, representing approximately 93% of the Consolidated Group's employees, were private employees (including 56 under fixed-term contracts) and 308 persons, representing approximately 7% of employees, were civil servants of the French State seconded or made available to the Group by France Telecom (see "– Civil servants seconded or made available to the Group" below).

Only PagesJaunes is subject to the obligation of producing a social report (*bilan social*), which is presented every year for comment to the workers committee (*Comité d'entreprise*) and addressed to the French Labor Inspector (*Inspection du travail*). A summary of the social report (*bilan social*) is addressed to all PagesJaunes employees.

The turnover rate of PagesJaunes' workforce was 10.1% in 2003 compared to 13.3% in 2002 and 13.9% in 2001 (the turnover rate of the workforce is calculated by comparing the number of employees with indefinite contracts who left the Company during the period to the annual average of employees with indefinite contracts).

The majority of the Group's employees have a share of their compensation linked to individual performance. This variable share can represent up to 100% of annual compensation for the sales force, up to 15% of annual compensation for managers and up to 30% for managing executives.

In addition, the employees of PagesJaunes and its subsidiaries in France benefit from profit-sharing agreements put in place at the France Telecom Group level and incentive payment plans specific to certain companies (see "Management – Employee Profit Sharing – Incentive payments and profit sharing").

2003 Highlights

The year 2003 was marked by a continued effort to optimize the Company's resources and organization, as part of the goal to enhance the operational efficiency of the France Telecom Group.

Methods to determine the variable share of executive compensation have been modified to better align them with the Company's quantitative (in particular achievement of certain advertiser revenue targets and increase in the number of customers) and qualitative (in particular development of the media audience and computer system migration) targets.

At QDQ Media, a workforce reduction plan affecting 120 employees was implemented in the second half of 2003.

Labor relations

The Company is characterized by an important and longstanding presence of trade unions (five representative unions at the national level and an independent union).

Wage negotiations occur at the beginning of each year and can result in labor disruptions (in particular, work stoppages for a number of hours).

Civil servants seconded or made available to the Group

At December 31, 2003, 308 civil servants were seconded or made available to the Group under the Law of July 2, 1990, regarding the organization of the postal service and France Telecom, as amended, in particular by the Law of December 31, 2003.

Among these 308 civil servants, 105 are seconded and 203 are made available to PagesJaunes by France Telecom. The Law of July 2, 1990, as amended by the law of December 31, 2003, provides that the France Telecom civil servants may be, on their request, seconded or made available to fill positions at the companies of the group and their subsidiaries. The definition of a "subsidiary" as well as the process of reintegration into France Telecom, in particular in the event that a company ceases to be a subsidiary of France Telecom where secondment has occurred, remain to be regulated by decree of the *Conseil d'Etat*. This decree has not been published to date. A proposed decree provides that a "subsidiary" is any company where France Telecom, directly or indirectly, holds the majority of share capital, as well as any company in

which France Telecom holds, directly or indirectly, at least 40% of the voting rights for two consecutive fiscal years, provided no other shareholder of that company holds a percentage of voting rights at least equal to 40%.

Compensation of seconded civil servants is paid directly by the Company and compensation of civil servants made available to PagesJaunes is paid by France Telecom and then billed to the Company.

In the event the Company ceases to be a subsidiary of France Telecom, within the meaning of the decree, and if on this date the Company is not considered to be fulfilling a task in the public interest, the 308 civil servants seconded or made available to PagesJaunes would have the right to rejoin France Telecom on terms to be defined. There can be no assurance that such a massive reintegration would not have an adverse effect on the Group's business, financial condition, results of operations or objectives.

Investment Policy

Research and Development

The Group is characterized by a strong corporate culture of innovation, without requiring significant investments in research and development. The majority of research and development expenses are, therefore, not accounted for as investments but as expenditures. However, in order to face technological developments, the Group plans to increase its research and development investments in the coming years.

Main investments made during the last three years

Each year, the Consolidated Group dedicates 1 to 2% of its revenues to investment expenditures, primarily in the IT field (operations, network and office automation) and, to a lesser extent, to the development of on-site facilities required for operations.

With respect to the acquisition of investment interests or businesses, the Group did not make significant investments in 2001.

In January 2002, the Company acquired the sale of online access to databases business from Intelmatique (a subsidiary of the France Telecom Group) for an initial price of €3.964 million. As a result of a decision of the French Competition Council (see "– Description of the group's main businesses – Activities of PagesJaunes in France – Other activities – Sale of online access to databases" above), the Company fully depreciated this business in its statutory financial statements in 2003 (with a charge of €2.165 million). In May 2004, the Company paid the €4.1 million purchase price supplement pursuant to this acquisition, a sum that is provided for in the 2003 financial statements of the Group and the Company.

In April 2004, the Company acquired QDQ Media and Kompass Belgium from Wanadoo International for a transaction price of €106.719 million for QDQ Media and €1.799 million for Kompass Belgium.

In April 2004, PagesJaunes also acquired Wanadoo Maps from Wanadoo France for a transaction price of €10.048 million.

Regulation

In addition to regulations generally applicable to companies in the countries in which the Group operates, PagesJaunes is more specifically subject to legislation relating to the information society with respect to its directory business.

As PagesJaunes is primarily active in Europe and more particularly in France, the discussion below addresses European and French laws and regulations.

Regulation of the information society

The proposed law on confidence in the digital economy (*projet de loi pour la confiance dans l'économie numérique*) was subject to in-depth discussions between French institutions and service providers in 2003. This proposed law is intended to adapt French law to the requirements of the development of the digital economy and to strengthen confidence in the use of new technologies. The proposal, which in particular completes the transposition of the European Union's electronic commerce directive and was adopted on May 13, 2004, specifies the responsibilities of Internet service providers and hosts and notably addresses the organization of domain name management and encryption. Pursuant to requests made on May 18, 2004 by members of the French National Assembly and Senators, the Constitutional Council (*Conseil constitutionnel*),

in its decision No. 2004-496 DC dated June 10, 2004, has held that a provision relating to the statute of limitations applicable to online communications is unconstitutional and has issued an important qualification regarding the interpretation of the provisions governing the liability of website hosts. Unless the President of the French Republic decides to request a new Parliamentary debate, this law should be passed without the provision which has been held unconstitutional.

Freedom of online communications – Regulation of contents and responsibility of Internet actors

Freedom of communication is guaranteed by article 11 of the French Declaration of the Rights of Man and of the Citizen of 1789, the Law of July 29, 1881 on the freedom of the press and the Law of September 30, 1986 on the freedom of communication. The legal framework, thus defined, is based on the fundamental distinction between private correspondence, the confidentiality of which is protected, and public communication, the freedom of which is guaranteed. This set of rules reiterates the respect of important principles of French law such as the respect of privacy, protection of minors, prevention of illicit content, protection of individual rights and respect for human dignity.

The European Union directive of June 8, 2000 relating to certain legal aspects of the services of the information society, in particular electronic commerce, specifies the duties and liabilities of Internet actors. This directive was required to be transposed into French law prior to January 17, 2002. Only a partial transposition of this directive was completed in France through the Law of August 1, 2000, amending the Law of September 30, 1986, by adding a new chapter entitled "Provisions relating to online communication services other than private correspondence" (Articles 43-7 to 43-10).

This law requires online publishers to provide identification directly or indirectly. Thus, Article 43-10 requires individuals publishing an online communication service on a non-professional basis to disclose on their Internet site their name and address or, failing such disclosure, the name and address of the website host if they wish to preserve their anonymity. Legal entities and individuals publishing an Internet site on a professional basis must disclose on their Internet site their exact contact information (corporate name, registered office and name of the director or co-director of the publication), as well as the name and address of their website host.

Website hosts must, therefore, provide publishers with the technical means to allow them to fulfill their obligations of identification (Article 43-9).

With respect to the responsibility of the website host for the content of the services hosted, Article 43-8 specifies that hosts are not responsible, under either criminal or civil law, for the content of the services that they host unless a judicial authority decides they did not act promptly to prevent access to content.

Furthermore, as part of their identification obligation, website hosts are required to retain all the necessary information for the identification of the person who created or produced the content of the services they provide, in order to disclose them on the request of judicial authorities (Article 43-9).

With respect to the final text of the proposed law relating to the confidence in the digital economy, adopted on May 13, 2004, website hosts are not subject to a general duty to monitor the information they submit or store or to a general duty to research facts or circumstances revealing illicit activities. Nevertheless, courts may order targeted and temporary surveillance in individual cases.

Protection of personal data

The European Union base directive 95/46/CE of October 24, 1995 relating to the protection of individuals with regard to the processing of personal data and the free movement of such data, defines the legal framework necessary for the effective protection of individual rights and liberties. This base directive was supplemented by the European Union directive 97/66/CE of December 15, 1997 concerning the processing of personal data transmission and the protection of privacy in the telecommunications sector.

The objectives of this directive are as follows:

- to harmonize Europeans laws on personal data;
- to facilitate the transmission of personal data (provided that the country to which personal data is transferred offers an adequate level of protection); and
- to protect the right to privacy and individual liberties.

The French Law of January 6, 1978 relating to information technology, data and freedom (the so-called "IT and Freedom" law) is in the process of being modified and its scope of application is expected to widen. The major protections of the IT and Freedom law are expected to be reaffirmed, including the right for each

individual to be informed about their personal data, their right to access this data, their right to object to the retention of this data, to correct such data and to prohibit the processing of sensitive information. The distinction between processing of information undertaken by actors of the public sector subject to prior authorization of the CNIL and the processing of information undertaken by actors in the private sector, who are merely subject to an obligation of prior declaration to the CNIL, is expected to be eliminated or reduced in order to impose a general system of prior declaration. Consequently, it is expected that the *a posteriori* control powers of the CNIL will be reinforced. Specific modifications are also expected in order to allow exceptions to the rules regarding the preservation of personal data, taking into account storage systems requirements for networks and enhancements for increased performances and speed. As part of its activities, the Group is required to record and process statistical data, in particular counting the number of visits to its sites. Technical means for identifying, on an overall statistic basis, the interests of Internet users and their online behavior are also being developed in order to optimize services provided and to increase the revenue generated. For the same purpose and in order to offer personalized services, the Group is also required to collect and process personal data and market them to third parties.

The new European Union directive 2002/58/CE of July 12, 2002 relating to the processing of personal data and protection of privacy in the electronic communications sector, which was scheduled for transposition by Member States prior to October 31, 2003, extends its scope to electronic communications and makes some amendments to the current framework. The new provisions are as follows:

- the term "traffic data" is now defined to refer to all traffic data, regardless of the kind of technology used and therefore includes all data related to Internet communications;
- "cookies" are allowed only if clear and complete information is given to the subscriber or user, particularly with respect to the purpose of the "cookie" and if there is an option for rejecting these cookies. However, this provision does not cover "cookies" used exclusively for carrying out or facilitating the transmission of a communication, or those strictly necessary for providing a service expressly requested by the user. These provisions are being incorporated into the proposed law transposing the European Union base directive 95/46/CE (Article 32 of the consolidated version of the IT and Freedom Law);
- location data other than those relating to Internet traffic can be processed only after they are rendered anonymous, or after obtaining the consent of the subscribers or users, duly informed in advance, in order to provide a value-added service. Subscribers or users have the option of withdrawing their consent at any time and must have the ability to of temporarily prohibit, by a simple and free method, the processing of this data for each connection to the network or for each communication transmission. These provisions are being transposed by the proposed law regarding electronic communications and audiovisual communications services (Article 10, II, 5°), which was adopted on June 3, 2004 and has been referred to the Constitutional Council pursuant to a request made on June 8 and June 9, 2004 by Senators and members of the French National Assembly. As of the date of the present offering memorandum, the Constitutional Council has not rendered any decision;
- with respect to directories, subscribers have the option of deciding whether their data and, as applicable, which data may appear in a public directory. Their non-registration is free, as is any correction or deletion. Member States can require the consent of subscribers for any public directory, for purposes other than the basic search of contact details of a person by name. These provisions were adopted in the decree No. 2003-752 of August 1, 2003 relating to universal directories and universal information services and amending the French Postal and Telecommunications Code; and
- regarding unsolicited communications (or "spamming"), direct prospection by electronic mail is prohibited unless it is intended for subscribers who have given their prior consent. However, when a person has directly obtained the electronic contact details from customers, such person can use them for the purpose of direct prospection for similar products or services that he or she supplies, provided that customers can object to such prospection, both at the time of the collection of their contact details and at the time of each message. These provisions are being transposed by the proposed French law relating to confidence in the digital economy.

Directories

Ordinance No. 2001-670 of July 25, 2001, adapting the French Code of Intellectual Property and the French Postal and Telecommunications Code to European law has transposed several European Union directives into French law, including the directive relating to the protection of personal data in the telecommunications sector and the directive of February 26, 1998 relating to the application of an open network provision (ONP) to vocal telephony (98/10/EC). The transposition of this directive should allow an effective liberalization of the directories market and facilitate the creation of a universal directory. This directive requires that all telecommunications operators provide, under certain conditions, their subscriber lists to any directory publisher who requests it.

Decree No. 2003-752 of August 1, 2003 relating to universal directories and universal information services, and amending the French Postal and Telecommunications Code, provides that operators must provide the list of subscribers and users to any person who wishes to publish a universal directory, either in the form of a file or via access to a database that the operators are required to update.

This obligation applies to every entity holding subscriber numbers, on both fixed and mobile networks. It will, therefore, be possible to publish a universal directory, *i.e.*, a directory that includes all subscribers to telecommunications services. As a publisher of printed and online directories, the Group is interested in this regulatory modification which will enable it to acquire licenses for directory data from all telecommunications operators and to further enhance its content.

Regulations on databases

On March 11, 1996, European Union directive 96/9/EC concerning the legal protection of databases was adopted.

The major innovation introduced by this directive is the creation, in addition to copyright, of a *sui generis* right, intended to ensure the protection of an investment in obtaining, verifying or presenting the content of a database for the limited duration of the right, specifying that this investment can consist of the implementation of financial resources and/or the investment of time, effort and energy.

This directive was transposed into French law through the Law of July 1, 1998, which provides for a *sui generis* right that protects database producers, independent of the protections provided by copyright (Articles L. 112-3 and L. 122-5 of the French Code of Intellectual Property, as well as the entire Title IV of Book III of the French Code of Intellectual Property, in particular Articles L. 341-1 to L. 343-4 of the Code).

The benefit of this protection applies to the content of a database "when the constitution, verification or presentation of the content reflects a substantial financial, material or human investment." This protection is independent of and without prejudice to the protection of databases provided by copyright because Article L. 341-1 of the French Code of Intellectual Property provides that the producer of a database, considered to be the person who takes the initiative and the risk for the corresponding investment, benefits from the protection of the database's content when the constitution, verification or presentation of the content reflects a substantial financial, material or human investment. This protection is independent of and without prejudice to the protection provided by copyrights or any other law relating to database or one of its constitutive elements.

In accordance with this law, the database producer has the right to prohibit all substantial extraction of content of his or her database as well as any re-use. Thus, Article L. 342-1 of the French Code of Intellectual Property provides that the database producer has the right to prohibit:

- The extraction, by the permanent or temporary transfer of all or a substantial part, qualitatively or quantitatively, of the contents of a database to another platform, by any means or in any form whatsoever; and
- The reuse, by making available to the public all or a substantial part, qualitatively or quantitatively, of the contents of the database, in any form whatsoever.

The protection is granted even if the database is made available to the public, insofar as it involves the extraction of a substantial part of the database. This protection is granted even if the person who carries out the extraction legally accesses the database. Thus Article L. 342-2 of the French Code of Intellectual Property provides that: "The producer may also prohibit the repeated and systematic extraction or re-use of insubstantial parts, qualitatively or quantitatively, of the content of the database when such operations manifestly go beyond the conditions of normal use of the database." However, Article L. 342-3 of the French Code of Intellectual Property states that: "When a database is made available to the public by the rightholder, he may not prohibit ... the extraction or re-use of an insubstantial part, qualitatively or quantitatively, of the contents of the database, by the person having lawful access."

Secured electronic signature

Four and a half years after the adoption of the European Union directive of December 13, 1999 on the European Community framework for electronic signatures, which was meant to be transposed by Member States before July 19, 2001, the French legal framework on secured electronic signature is now completed. It comprised four consecutive laws: the Law of March 13, 2000, the decrees of March 30, 2001 and April 18, 2002 and an edict of May 31, 2002.

Law No. 2000-230 of March 13, 2000 relating to the modification of the law of evidence with respect to information technologies and electronic signatures goes beyond the mere legal recognition of the electronic signature and establishes the legal value of electronic writing, these two being closely related. It creates two types of electronic signature with different legal regimes: simple signature and secured signature. The latter benefits, *ipso jure*, from the same probative value as a manual signature because it is presumed reliable until proved to the contrary.

For electronic signatures that do not meet the conditions set forth in this decree, referred to as simple signatures, evidence of the technical reliability of the process used must be demonstrated through, for example, an expert opinion, even if their admissibility into evidence cannot be denied. It will be also be possible to provide for their legal recognition through standards of evidence for which their legal character is clearly acknowledged in Article 1316-2 of the French Civil Code.

Domain names

The Group has registered a large number of domain names, both in France and abroad (see "– Dependence of the Group with respect to certain factors – Dependence with respect to patents and licenses").

Domain names are terms attributed to digital addresses of servers connected to the Internet (Internet addresses) in order to allow a better identification of Internet sites and to facilitate their memorization. Consequently, domain names represent major marketing assets for companies with Internet activities.

Domain names are made of two distinct elements: a top level domain name ("TLD") and a second level domain name. Top level domain names can either be generic (generic top level domain names or "gTLDs") such as ".com" for commercial companies, ".net" for Internet service providers, ".org" for public interest organizations or ".edu" for educational institutions, or correspond to a determined geographic area (country code top level domain names or "ccTLDs") such as ".fr" for France, ".de" for Germany or ".es" for Spain. Second level domain names refer to the names chosen by each person or company in order to identify their Internet sites.

The registration of domain names in the domains ".com", ".net" and ".org" is undertaken by a certain number of companies accredited by Internet Corporation for Assigned Names and Numbers ("ICANN"), an international non-profit organization. Registers such as Verisign for ".com" and ".net" domain are responsible for the management of extensions. Only registration offices are accredited by ICANN to register domain names.

The registration of geographic domain names is supervised by a national authority designated in each State, which maintains a central register and approves private companies in their capacity as accredited registration offices. Nordnet, a subsidiary of Wanadoo S.A., is a registration office accredited by ICANN for the registration of domain names of ".com", ".net", ".org", ".biz" and ".info".

As a general rule, domain names are assigned on a "first-come, first-served" basis and most of the registration offices, whether for generic or geographic domain names, consider that the registrant assumes the sole responsibility to ensure that no pre-existing right will be infringed upon by the use of the domain name that he is registering.

Insofar as each national authority can, to a certain extent, define its own policy for assigning domain names, the requirements for registering geographic domain names can differ from the requirements that apply to generic domain names and can also vary from one country to another. In particular, registries can be more or less strict when verifying that the registration of a domain name does not infringe any pre-existing rights held by third parties, whether they be intellectual property or other rights.

In France, the *Association Française pour le Nommage Internet en Coopération* ("AFNIC") is responsible for the registration of domain names for the suffix ".fr". A certain number of Internet service providers, including several subsidiaries of the France Telecom Group, have been accredited by AFNIC to process requests for registering domain names in accordance with the recommendations issued by ICANN.

Although French courts have now held that the use of a term on an Internet site or as a domain name can infringe pre-existing rights on a trademark, the outcome of any dispute in this area remains uncertain. This uncertainty is primarily due to the fact that the scope of trademark protection can be limited, territorially or by the categories of products and services covered by the registration, while the use of a term on the Internet by a third party can cause a risk of confusion or allow acts of unfair competition well beyond these limits.

Law relating to the obligations of telecommunications public service and France Telecom

The Law No. 2003-1365 of December 31, 2003 governing the public service obligations for telecommunications and France Telecom provides at Article 9 for a request for tenders in order to designate the operator(s) who will be in charge of the universal public service, and particularly the universal directory service (see "– Description of the group's main businesses – Activities of PagesJaunes in France – Printed Directories" above).

The Company is currently managed by a Supervisory Board and a Management Board in accordance with the provisions of Book 2 of the French Commercial Code and Law No. 83-675 of July 26, 1983 with respect to the democratization of the public sector, which applies to the Company as long as the French State holds, directly or indirectly, more than half of the Company's share capital.

The general meeting of shareholders of May 27, 2004 appointed the Supervisory Board members, who, in turn, renewed the mandates of the Management Board members at the meeting of the Supervisory Board held on the same day as the general meeting of shareholders.

However, at the general meeting of shareholders of May 27, 2004 and in accordance with the legal provisions mentioned above, it was decided that the Company will be managed by a Board of Directors, on the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. The Board of Directors will consist of eight directors appointed by the general meeting of shareholders of May 27, 2004 and, as applicable, four directors representing employees in accordance with Law No. 83-675 of July 26, 1983. It was also decided that this change will become effective only on the earlier of the two following dates: (i) the 16th day following the public announcement of the results of the election that will be organized in order to appoint the four directors representing employees who are required to be members of this Board of Directors in accordance with the Law of July 26, 1983 mentioned above and its implementing decree No. 83-1160 of December 26, 1983, to the extent that this Law is still applicable to the Company; or (ii) the 15th day following the date on which Law No. 83-675 of July 26, 1983 is no longer applicable to the Company. The public announcement of the results of such elections will occur no later than October 31, 2004. On the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the general meeting of shareholders of May 27, 2004 has already appointed eight directors, who will be Board members and who are presented in "– Composition and functioning of future management bodies (Board of Directors)" below. These eight directors, as well as any Board members representing employees, will assume office only on the date mentioned above for the implementation of the change to governance by a Board of Directors.

Accordingly, this Section presents both the composition and functioning of the Supervisory Board, the Management Board and the committees of the Company as they exist at the date of this offering memorandum, and the composition and functioning of the Board of Directors of the Company as it will exist following the Company's listing on the stock market and the implementation of the change to governance by a Board of Directors.

Composition and functioning of the existing management and supervisory bodies (Management Board/ Supervisory Board)

Composition and functioning of the Management Board

The Company is currently managed by a Management Board consisting of individuals appointed by the Supervisory Board (including the Chairman of the Management Board) for a term equal in length to the mandate of the Supervisory Board members who appointed them (*i.e.*, a period of five years in accordance with the Law of July 26, 1983 mentioned above).

The Supervisory Board determines the number of Management Board members, which may not be less than two or more than five as prescribed in the by-laws and in accordance with the law. The Management Board currently consists of five members.

No member of the Supervisory Board may be a member of the Management Board, and if a member of the Supervisory Board is appointed to the Management Board, his mandate on the Supervisory Board terminates when he assumes office.

Other than upon the expiration of the mandate, the functions of a Management Board member terminate as a result of such member's death, personal bankruptcy, resignation or removal. Moreover, a Management Board member may resign from his position but only at the end of a fiscal year and on the condition that he informs the Supervisory Board at least three months in advance by certified mail with acknowledgment of receipt (this period of three months can be reduced by mutual agreement of the Supervisory Board members, acting with a simple majority, and the resigning member of the Management Board).

Members of the Management Board may be removed by the general meeting of shareholders or by the Supervisory Board, and if such dismissal is made without due cause, it may give rise to damages.

On the date of this document, the members of the Management Board are:

Name	Date of Appointment	Position	Other Business Activities and Primary Functions Exercised in All Companies
Michel Datchary	May 27, 2004 (Initially named Chairman of the Management Board on June 4, 1996)	Chairman of the Management Board	– Chairman and Director of QDQ Media – Director of Kompass France – Director of Wanando Data – Director of Wanadoo France
Alain Coulmeau	May 27, 2004	Member of the Management Board	– Commercial Director of PagesJaunes – Chairman and Director of PagesJaunes Outre-Mer
Jean-Marie Guille	May 27, 2004	Member of the Management Board	– Director of the Online Directories business unit – Director of Wanadoo Data – Director of Wanadoo Maps – Director of PagesJaunes Outre-Mer
Claude Marchand	May 27, 2004	Member of the Management Board	– Deputy Managing Director in charge of the Printed Directories business unit
Jean-Claude Peltier	May 27, 2004	Member of the Management Board	– Deputy Managing Director in charge of Financial and Legal Affairs and Investments of PagesJaunes – Director of QDQ Media – Director of Kompass France – Director of Kompass Belgium – Director of Eurodirectory S.A.

Meetings of the Management Board are called by the Chairman or by half of its members and are held either at the Company's registered office or in any other location specified by the person who calls such meeting. The Management Board met four times in 2001, four times in 2002 and four times in 2003.

Subject to applicable laws and regulations, the members of the Management Board can participate in Management Board meetings through any means of telecommunication; members thus participating are deemed present for the purposes of calculating a majority (this provision regarding participation by means of telecommunication is subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A.). Decisions are made by a majority vote of the members present.

The Management Board has the broadest powers to act in all circumstances on behalf of the Company and to implement and authorize all actions and transactions in connection with its corporate purpose. Whatever is not expressly reserved by legal or regulatory provisions for the general meeting of shareholders or the Supervisory Board falls within the competence of the Management Board. The sale of land and fixtures, the total or partial sale of investments, the granting of collateral, as well as sureties, endorsements, undertakings or guarantees must, however, receive the authorization of the Supervisory Board under conditions prescribed by law and regulations.

In addition, the Management Board cannot, without the prior approval of the Supervisory Board, carry out any of the following transactions:

- acquire, exchange or sell any business; or
- contribute corporate assets, in whole or in part, to an existing entity or an entity to be created.

When a transaction requires the authorization of the Supervisory Board and the latter refuses such transaction, the Management Board may submit the disagreement of opinion to the general meeting of shareholders, which decides whether to pursue the proposal.

The Management Board members may, with the authorization of the Supervisory Board, distribute management responsibilities among themselves. However, this distribution may, under no circumstances, have the effect of removing from the Management Board its role as the body collectively responsible for the management of the Company.

The Chairman of the Management Board represents the Company in its relationships with third parties. The Supervisory Board can also delegate such authority to one or more members of the Management Board,

who then hold the title of "Managing Director" (*Directeur général*). As of this date, the Supervisory Board has not designated this title to any member of the Management Board. The Chairman of the Management Board and the Managing Directors are, furthermore, authorized to substitute their powers partially in favor of special representatives (*mandataires spéciaux*) selected by them.

The compensation of each member of the Management Board is determined by the Supervisory Board upon their nomination.

Michel Datchary has been Chairman of the Management Board of PagesJaunes since 1996. Michel Datchary started his career with the Havas Group in 1977 before joining the ODA group. He held, in particular, the positions of Product Manager in 1979, Deputy Director of Marketing in 1981, Managing Director of a subsidiary in 1985, and Deputy Managing Director and member of the Management Board of ODA in 1992. Since 2000, he has been Director of the directory division of Wanadoo. Michel Datchary received a diploma from the *Institut de Promotion Commerciale* from the Chamber of Commerce of Pau (1977).

Alain Coulmeau has been a member of the Management Board of PagesJaunes since September 24, 2002. Mr. Coulmeau started his career at the Havas group in 1966 prior to joining PagesJaunes in 1970 as a sales representative. He then held several positions within PagesJaunes such as Sales Manager in 1973, Commercial Manager of PagesJaunes' key accounts subsidiary, Satellite, in 1979, Director of the Electronic Directory Group, Director of Sales in 1986 and Director of Sales and Telesales in 1997. Since 2000, he has been Commercial Director of PagesJaunes and since 2003, Chairman of the Board of Directors of PagesJaunes Outre-Mer. Born in 1946, Mr. Coulmeau holds a *Brevet d'études du premier cycle* (BEPC).

Jean-Marie Guille has been a member of the Management Board of PagesJaunes since September 24, 2002. He started his career in the Groupe Bayard Presse where he held the position of head of promotions for the *La Croix* daily newspaper from 1977 to 1983. He joined PagesJaunes in 1983 as Product Manager for PagesJaunes within the marketing division. Mr. Guille then held the position of Managing Director of the subsidiary Programme Marketing Annuaires S.A., before being named as Director of Marketing of PagesJaunes in 1994. He is currently Director of the Online Directories business unit. Born in 1954, Mr. Guille is a graduate of ESC Toulouse.

Claude Marchand has been a member of the Management Board of PagesJaunes since March 27, 1997. He joined PagesJaunes in March 1997 as Deputy Managing Director in charge of Technical Matters and Quality. He previously held various positions in the communication and media industries: public television (ORTF engineer, then Regional Director of FR3 from 1970 to 1990); president of cable television companies (CGV in Toulouse and France Télécom Câble in Lille) from 1990 to 1994; and then Deputy Director of the *Var Matin* newspaper and Operations Director of the La Provence press group (Groupe Lagardère) from 1994 to 1997. Mr. Marchand is currently Director of Printed Directories business unit. Born in 1948, he is a graduate of the *Ecole Polytechnique* and of the *Ecole Nationale Supérieure des Télécommunications.*

Jean-Claude Peltier has been a member of the Management Board of PagesJaunes since January 14, 1988. Within PagesJaunes, he has held the positions of Finance Director starting in 1984 and then of Deputy Managing Director in charge of Financial Affairs since 1989. Mr. Peltier is currently Deputy Managing Director in charge of Financial and Legal Affairs and Investments. Born in 1947, he holds a Master's degree in economics, is a graduate of the *Institut d'Aministration des Entreprises de Paris Dauphine* and holds a *Diplôme d'Etudes Comptables Supérieures.*

Composition and functioning of the Supervisory Board

In accordance with the by-laws of the Company, the Supervisory Board exercises permanent control over the Company's management by the Management Board. The Supervisory Board currently consists of nine members (although, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the Supervisory Board will be comprised of between nine and eighteen members), representing shareholders and employees of the Company in accordance with applicable laws and regulations and, in particular, on the date of this document, with Law No. 83-675 of July 26, 1983 relating to the democratization of the public sector.

In accordance with the Law of July 26, 1983 mentioned above, employee representatives who are members of the Supervisory Board are elected from among employees with more than two years of seniority in the Company or in one of its subsidiaries. They are elected by employees who fulfill the conditions required to be an elector of the Workers' Council of the Company or one of its subsidiaries on the date of elections. The role of employee representative on the Supervisory Board is, furthermore, incompatible with any other position representing the interests of employees within the Company or its subsidiaries (in particular, the position of union delegate, member of the Workers' Council, employee delegate, member of the Committee on hygiene, security and working conditions), as well as a position of

full-time union official. Employee representatives on the Supervisory Board are not paid (except for reimbursement of expenses in connection with the exercise of their duties). These members of the Supervisory Board represent employees and are elected in accordance with the Law of July 26, 1983 and may be dismissed only for gross fault by the presiding judge of the French High Court (*Tribunal de Grande Instance*), with the competence to impose temporary orders at the request of the majority of the Supervisory Board. Article 13 of the Law of July 26, 1983 nevertheless provides that the general meeting of shareholders may dismiss employee representative members of the Supervisory Board in case of significant opposition, which obstructs the management of the Company, provided that the whole Board is re-elected.

With the exception of employee representatives, each member of the Supervisory Board must own at least one share during his entire term of office. This share is held in registered form (*au nominatif*).

The term of office of Supervisory Board members is five years. Their mandate becomes effective on the date of the first meeting of the newly-established or re-elected Board and terminates on the same day after a period of five years. In any event, the Supervisory Board remains in office until the first meeting of the newly-established or re-elected Board.

The Supervisory Board appoints from among its members the Chairman and Vice-Chairman, who exercise their duties throughout their mandate as members of the Supervisory Board. The Chairman and Vice-Chairman must be individuals. The Vice-Chairman is responsible to chair Board meetings in the absence of the Chairman. In the absence of the Chairman and Vice-Chairman, the Board designates for each meeting one of the members present to chair the meeting. The Board may also name a secretary, who may be chosen from among non-Board members or even from among non-shareholders. The Chairman, Vice-Chairman and secretary may be re-elected without limitations.

On the date of this document, the members of the Supervisory Board are:

Name	Start Date	Position	Other Business Activities and Primary Functions Exercised in All Companies
Michel Combes	May 27, 2004	Chairman; Member of the Supervisory Board	– Senior Vice President of Group Finance of France Telecom – Chairman of the Board of Directors of Globecast North America – Chairman of the Board of Directors of Newsforce International Holdings BV – Permanent representative of Cogecom on the Board of Directors of Wanadoo – Director of Mobistar
Rémy Sautter	May 27, 2004	Vice-Chairman; Member of the Supervisory Board	– Chairman and Chief Executive Officer of Bayard d'Antin – Chairman of the Supervisory Board of Ediradio/RTL – Chairman of Sicav Multimedia et Technologies – Director of Wanadoo – Director of Insert – Director of M6 – Director of M6 Publicité – Director of Partner Re (USA) – Director of Duke Street Capital (UK) – Director of Taylor Nelson Sofres (UK)
Olivier Barberot	May 27, 2004	Member of the Supervisory Board	– Senior Executive Vice President of Development and Optimization of Human Competencies of France Telecom – Senior Executive Vice President of Management Networks and Internal Communication at France Telecom

Name	Start Date	Position	Other Business Activities and Primary Functions Exercised in All Companies
Elie Cohen	May 27, 2004	Member of the Supervisory Board	– Chairman and Director of the Scientific Committee of Vigeo – Member of the Supervisory Board of Groupe Steria (SSII) – Director of Orange
François de Carbonnel	May 27, 2004	Member of the Supervisory Board	– Managing Director in the Corporate and Investment Bank of Citigroup
Frank E. Dangeard	May 27, 2004	Member of the Supervisory Board	– Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom – Member of the Supervisory Board of Equant – Director of Orange – Director of Wanadoo
Alexandre Ghamraoui	May 27, 2004	Member of the Supervisory Board*	– *Master Sales Representative* in the Department of PagesJaunes
Marc Rebière	May 27, 2004	Member of the Supervisory Board*	– Director of Telesales in the Commercial Department of PagesJaunes
Pascal Vergnes	May 27, 2004	Member of the Supervisory Board*	– *Master-Plus Sales Representative* in the Commercial Department of PagesJaunes
Marcel Roulet	April 10, 2002	Board observer *(censeur)*	– Honorary Chairman and Director of France Telecom – Director of Thomson – Permanent representative of Thomson S.A. on the Board of Directors of Thales – Director of CCF – Chairman of the Supervisory Board of GIMAR Finances SCA – Member of the Supervisory Board of Eurazeo – Business consultant

* Member representing employees in accordance with Law No. 83-675 of July 26, 1983.

Michel Combes was appointed Senior Vice President of Group Finance in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in technical assistance. Born in 1962, Mr. Combes is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications.*

Olivier Barberot has been a member of the Supervisory Board of PagesJaunes since February 9, 2004. He was appointed Senior Executive Vice President of Development and Optimization of Human Competencies and head of Management Networks and Internal Communication at France Telecom in March 2003 (in connection with the Ambition FT 2005 plan). After several engineering positions held until 1985, Mr. Barberot was the General Secretary of the Futuroscope in Poitiers from 1985 to 1991, then the General Secretary of the CGI until 1993. From 1993 to 1997, he was the Secretary General of the *Université Léonard de Vinci*. He has been a member of Thomson's executive committee for Human Resources since 1997. Born in 1954, Mr. Barberot is a graduate of the *Ecole des Mines* of Paris.

François de Carbonnel was appointed Managing Director of Citigroup in its Corporate and Investment Bank division at the end of 1999. After spending ten years at Boston Consulting Group (Boston,

Paris, Chicago) from 1974 to 1981, he was Chairman of Strategic Planning Associates (Washington, DC), now Mercer Management Consulting, from 1981 to 1990. After Mercer was acquired by Marsh McLennan, Mr. de Carbonnel joined General Electric (USA) as President of GE Capital-Europe and Vice President of General Electric. In 1993, he was appointed Vice President of Booz-Allen and Hamilton in Paris, then in 1994, Chief Executive Officer of Midial S.A., a position he held until 1998. He was also Chairman of the Supervisory Board of GE Capital-SNC between 1996 and 1998. Born in 1946, Mr. de Carbonnel graduated from the *Ecole Centrale de Lyon*, the *Faculté de Sciences Economiques* and Business School of Carnegie-Mellon University.

Elie Cohen has pursued dual careers as both a researcher and university professor. A student researcher at the *Ecole des Mines* and then head of research at the *Centre de Sociologie de l'Innovation de l'Ecole des Mines*, he subsequently joined the CNRS as Research Director of the *Groupe d'Analyse des Politiques Publiques de Paris I* and then as Research Director at the National Centre for Scientific Research (FNSP). As associate professor, then professor, Mr. Cohen has taught at the *Institut d'Etudes Politiques de Paris, Ecole Normale Supérieure Ulm, Ecole Nationale d'Administration* and the Harvard engineering school. Author of a number of articles in scientific journals, Mr. Cohen has published several books in business economics and public policy in France and abroad. As an economist, Mr. Cohen has participated in numerous parliamentary and executive commissions. He was a member of France Telecom's Board of Directors from 1991 to 1995 and member of Orange's Board of Directors since 2003. He is a member of the *Conseil Scientifique de l'Institut du Développement Durable et des Relations Internationales.* Born in 1950, Mr. Cohen is a graduate of the *Institut d'Etudes Politiques de Paris*, and has PhDs in Management and Political Science.

Frank E. Dangeard was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom in January 2003. Appointed Chairman of the Board of Directors of Thomson (formerly known as Thomson Multimedia) in October 2002, he joined this company in April 1997 as Deputy Managing Director and was named Vice-Chairman of the Board of Directors in July 2001. He is also a Director of Orange S.A., Thomson (formerly known as Thomson Multimedia) and Wanadoo S.A., and a member of the Supervisory Board of Equant N.V. From September 1989 to April 1997, Mr. Dangeard was Managing Director of SBC Warburg and, from 1995, Chairman of the Management Board of the investment bank SBC Warburg France. From September 1986 to June 1989, he was an attorney with the firm of Sullivan & Cromwell LLP in New York and London. He is a member of the New York Bar. Born in 1958, Mr. Dangeard is a graduate of HEC, the *Institut d'Etudes Politiques de Paris* and Harvard Law School.

Rémy Sautter began his career with the Caisse des Dépôts et Consignations (1971-1981) before being appointed Technical Advisor for Financial and Budgetary Affairs in the Ministry of Defence (1981-1983). He then became Vice President of Finance at Agence Havas from 1983 to 1985 and Vice-Chairman and Chief Executive Officer of RTL until 1996. Mr. Sautter was President of CLT-UFA until 2000, before becoming Chairman and Chief Executive Officer of RTL until 2002. Since December 2002, he has been Chairman of the Supervisory Board of RTL. Born in 1945, Mr. Sautter has a law degree and graduated from the *Institut d'Etudes Politiques de Paris* and the *Ecole Nationale d'Administration.*

Alexandre Ghamraoui has been a *Master Sales Representative* in the Commercial Department of PagesJaunes since 1999. Having worked from 1982 to 1992 in the commercial departments of various sectors (garage and industrial equipment and mass marketing), he joined PagesJaunes as a sales representative. Mr. Ghamraoui then pursued his career within the Commercial Department. Born in 1960, Mr. Ghamraoui has a baccalaureate specialized in automobile technology.

Marc Rebière was appointed Director of Telesales in the Commercial Department of PagesJaunes in 2002. From 1977 to 1980, he was in charge of monitoring investments for property development transactions and relationship management within the real estate agency of the Drouot group. He joined PagesJaunes in June 1980 and has had various roles in the Commercial Department before becoming Director of Telesales. Born in 1954, Marc Rebière graduated from the *Institut de la Construction et de l'Habitation.*

Pascal Vergnes has been *Master-Plus Sales Representative* since 2002 in the Marketing Department of PagesJaunes. Having begun his career in 1982 as a debt collector, Mr. Vergnes directed his career into the marketing industry first in Road Safety then in an insurance company prior to becoming a sales representative in the Commercial Department of PagesJaunes in 1987. Born in 1963, Pascal Vergnes has a *Brevet de Technicien de Transports.*

Marcel Roulet is the Honorary Chairman of France Telecom S.A., and served as Chairman from 1991 to 1995. Mr. Roulet was Chief Executive Officer of Thomson S.A. from February 1996 to March 1997, and of Thomson CSF (now Thales) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999, and serves as a business consultant. Mr. Roulet is also a director of Thomson S.A., Thales (as the permanent representative of Thomson S.A.), director of CCF and is Chairman of

the Supervisory Board of Gimar Finances. He is a member of the Supervisory Board of Eurazeo. Born in 1933, Mr. Roulet is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications*.

The Supervisory Board considers two of its members to be independent. The independent members are François de Carbonnel and Rémy Sautter, who were appointed by the general meeting of shareholders of May 27, 2004. A member is considered independent when he does not have a relationship of any nature with the Company that may have a significant influence on his freedom of judgment.

The Supervisory Board meets when called by the Chairman and whenever it considers it appropriate. Meetings are held at the Company's registered office or any other location specified in the meeting notice. Meetings are held at least four times during the year to examine the quarterly reports which the Management Board must submit.

However, at least one third of the members of the Supervisory Board may, on the basis of a set agenda, convene the Board if it has not met for more than two months. Notice to convene the meeting is made by any means, and in case of emergency, it may even be convened orally.

Subject to legal and regulatory provisions, the meetings of the Supervisory Board may occur via videoconference or any other means of telecommunication, and those members who participate in the meeting via videoconference or other means of telecommunication are deemed present for the purpose of calculating the quorum and majority.

Decisions are taken by a majority of members present or represented, who participate in the meeting. In the event of a tie, the Chairman casts the deciding vote.

The Board reviews all issues in the agenda set by the Chairman or the Board. The Board met five times in 2001, four times in 2002 and four times in 2003, with an average attendance rate of 64.5% in 2003.

The Supervisory Board exercises permanent control over the management of the Management Board. Accordingly, at any time of the year, it may perform audits and reviews as it judges appropriate and request documents that it determines useful for carrying out its duties. No decision regarding important strategic, economic, financial or technological directions of the Company may be approved without the Supervisory Board's prior deliberation. Furthermore, at least quarterly, it receives a report from the Management Board on the management of the Company, and, following the year-end, the Supervisory Board verifies and inspects the financial statements prepared by the Management Board.

The Supervisory Board presents to the annual general meeting of shareholders a report with its observations on the report prepared by the Management Board, as well as on the financial statements of a given fiscal year.

The Supervisory Board may also grant to one or more of its members special mandates for one or more pre-determined purposes, and may establish committees of the Supervisory Board the composition and powers of which are determined by the Supervisory Board and that conduct their activities under the Board's responsibility. Any of these grants may not have the purpose of delegating authority attributed to the Supervisory Board itself by law or the by-laws or of reducing or limiting the powers of the Management Board.

Other than the exceptional compensation that may be allocated for specific assignments or mandates, the members of the Supervisory Board may receive directors' fees, which are set by the general meeting of shareholders until amended by a new decision. The Board may freely allocate these directors' fees among its members. Employee representatives on the Supervisory Board are not paid (except for the reimbursement of expenses in connection with the exercise of their duties). No directors' fees were paid for the years 2001, 2002 and 2003 to members of the Supervisory Board.

Board observer

The ordinary general meeting of shareholders can appoint one or more Board observers as proposed by the Supervisory Board. The Supervisory Board currently has one Board observer, Marcel Roulet, appointed by the general meeting of shareholders of April 10, 2002.

The Board observers, who may be shareholders of the Company, are chosen on the basis of their character or experience. Their role is to give opinions and advice and make suggestions to the governing bodies of the Company possessing an independent authority and namely to assist the Supervisory Board in

determining the Company's strategy. Subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the Board observers may be members of committees in the Company.

The Board observers may be invited to the meetings of the Supervisory Board and, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., to the meetings of the Management Board, and can participate in discussions in an advisory capacity. Their absence from meetings does not, however, affect the validity of the deliberations. To exercise their function, Board observers have access to the same information as the members of the Supervisory Board and, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., as the members of the Management Board.

Board observers have a term of three years. The term ends at the conclusion of the ordinary general meeting of shareholders held to approve the financial statements of the past financial year and held in the year in which the mandate of the Board observer ends. Board observers may be re-elected without limitation. They may be removed at any time by a decision of the ordinary general meeting of shareholders. Marcel Roulet was named by the general meeting of shareholders held April 10, 2002 for a period of three years. His term expires at the conclusion of the general meeting of shareholders in 2005 to approve the financial statements for the year ended 2004.

In case of a Board observer's death, resignation or suspension of duties for any reason, the Supervisory Board may proceed at any time to appoint a successor, such temporary appointment being subject to ratification by the next general meeting of shareholders.

Board observers may receive compensation set by the ordinary general meeting of shareholders. The compensation proposed for Marcel Roulet is described in "Executive Compensation – Aggregate compensation and in-kind benefits" below.

Internal guidelines

Internal guidelines of the Supervisory Board, consistent with the framework developed by the Bouton Report, were approved by the Supervisory Board meeting held on May 27, 2004. The internal guidelines are available on the PagesJaunes website (bienvenue.pagesjaunes.fr). The main provisions of the internal guidelines are described in "– Internal guidelines of the Supervisory Board" below.

Code of Ethics

The Supervisory Board adopted a Code of Ethics on May 27, 2004 (available on the PagesJaunes website at http://bienvenue.pagesjaunes.fr). The Code describes the values of the Group and its operating principles with respect to its clients, shareholders, employees, suppliers and competitors, as well as with respect to the environment and the countries in which the Group operates.

The Code also describes certain principles of personal conduct to which each employee, director and executive of the Group must adhere and which emphasize honest and ethical conduct by such individuals and precise, comprehensive and timely communication of public information.

The Code of Ethics states the applicable principles and rules regarding ethical conduct *vis-à-vis* the stock market and the necessity of strict compliance with such rules. The Code establishes certain preventative measures, particularly with respect to periods in which trading in Company shares is prohibited for "permanent insiders", which includes members of the Supervisory Board, Management Board and other executives.

The Code of Ethics applies to each member of the Supervisory Board and the Management Board, as well as to executive and employee of the Group.

Committees established by the Supervisory Board

The Supervisory Board may decide to establish committees and determine their composition and powers. These committees conduct their activities under the Board's responsibility, subject to the condition that such delegation does not have the purpose of delegating authority attributed to the Supervisory Board by law or by-laws, or reducing or limiting the powers of the Chairman of the Supervisory Board.

In its meeting of May 27, 2004, the Supervisory Board established two committees within the Company: an Audit Committee and a Compensation and Nominations Committee.

Composition of the Audit Committee

The Audit Committee consists of at least two members appointed by the Supervisory Board based on the proposal of its Chairman. Pursuant to the terms of the internal charter of the Audit Committee, the Audit Committee itself appoints its Chairman.

At the date of this document, the composition of the Audit Committee is as follows:

- Remy Sautter, Chairman;
- Frank E. Dangeard; and
- Michel Combes.

Powers of the Audit Committee

The role of the Audit Committee is to perform the following functions on behalf of the Supervisory Board:

- examine the statutory and consolidated annual and half-year financial statements, as well as management reports, statements of activity and results;
- ensure compliance with accounting rules adopted for the preparation of the individual and consolidated financial statements;
- verify that disclosure controls and procedures are properly applied;
- ensure the quality and relevance of information provided to shareholders;
- review the procedure for selecting the Company's statutory auditors, and provide a recommendation regarding the choice of statutory auditors and their terms of compensation;
- study on an annual basis the respective work plans of the statutory auditors and the internal auditors and examine the internal audit report for the previous year and the list of audit-related missions for the current year; and
- examine on an annual basis the report of the Management Board on the Group's exposure to risks, particularly financial and litigation risks, and material off-balance sheet commitments.

These functions performed on behalf of the Supervisory Board are not limitations on the powers of the Supervisory Board and the Management Board, and such boards may not exonerate themselves of their duties by invoking the roles or advice of the committees.

The Audit Committee meets as often as it deems necessary and addresses all questions within the scope of its powers. The Audit Committee may request all documents and information necessary to fulfill its duties and ensure the realization of all internal and external audits. The Audit Committee may meet with the statutory auditors without management present when examining the draft annual and half-year financial statements. All accounting and audit irregularities are brought to the attention of the Audit Committee.

Compensation and Nominations Committee

Composition of the Compensation and Nominations Committee

This Committee consists of at least three members appointed by the Supervisory Board based on the proposal of the Chairman. The Committee itself appoints its Chairman.

At the date of this document, the composition of the Compensation and Nominations Committee is as follows:

- François de Carbonnel, Chairman;
- Olivier Barberot;
- Elie Cohen; and
- Marcel Roulet.

Mandate of the Compensation and Nominations Committee

The duties of the Compensation and Nominations Committee include submitting recommendations to the Supervisory Board relating to the nomination of the Supervisory Board members, the Chairman of the Supervisory Board, Members of the Management Board, the Chairman of the Management Board, any

managing directors and members of the Supervisory Board's committees. The Chairman of the Supervisory Board informs the Compensation and Nominations of all nominations of the other officers of the Group. In addition, the Compensation and Nominations Committee proposes to the Supervisory Board the amount of directors' fees to be submitted to the general meeting of shareholders for approval, and the method for dividing such compensation among the members of the Supervisory Board.

The Compensation and Nominations Committee also submits proposals to the Supervisory Board relating to compensation levels for members of the Management Board and, at the request of the Chairman of the Supervisory Board, may be consulted for advice on the methods used for setting the compensation of the officers of the Company.

Composition and functioning of the committees

The internal regulations are established by the Supervisory Board based on the following principles:

- committees are convened by their respective Chairman with a minimum notice of five days and without delay in case of emergency;
- committee meetings may occur in any location, including via videoconferencing or conference call (except for very confidential subjects, as determined as such by the *"saisine"* of their respective Chairman); and
- committees may invite external or internal experts to examine particular issues, with the fees for external experts being charged to the Company.

The committees are collective bodies that have an advisory role. They do not possess any powers of their own, their role being to clarify issues to the Board or its Chairman.

Members of the committees who are members of the Supervisory Board cannot receive any permanent compensation for taking part in the committees' activities. However, they may receive an exceptional payment for a special temporary assignment and may also receive a greater share of the directors' fees than other members of the Supervisory Board.

Committee members who are not members of the Supervisory Board may receive compensation set by the Supervisory Board at the expense of the Company.

Composition and functioning of future management bodies (Board of Directors)

A Board of Directors will take office and replace the Supervisory Board and the Management Board of the Company at the earlier of the two following dates: on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., (i) on the 16th day following the public announcement of the election results of the directors representing the employees who will act in accordance with the conditions of the Law No. 83-675 of July 26, 1983 mentioned above and its implementing decree; or (ii) on the 15th day following the date on which Law No. 83-675 of July 26, 1983 is no longer applicable to the Company.

Composition and functioning of the Board of Directors

The general meeting of shareholders held on May 27, 2004 appointed eight directors on the same condition and as of the same date as described above with respect to the taking of office of the Board of Directors of the Company. Four additional directors will be employee representatives in accordance with the law of 1983 mentioned above if such law is applicable to the Company on that date. Except for the directors elected by employees, each director will be required to own at least one share of the Company. In accordance with the by-laws adopted by the general meeting of shareholders of May 27, 2004 (which become effective under the same condition and on the same date as mentioned above regarding the taking of office of the Board of Directors of the Company) and with applicable laws, each director will be appointed for a term of five years. Directors may be re-elected without limitation.

Their mandate becomes effective upon the date of the first meeting of the established or re-elected Board, and it will end on the same day after a period of five years. In accordance with the decree applying the law of 1983 mentioned above, the Board remains in office until the first meeting of the newly-established or re-elected Board.

The Board of Directors will elect a Chairman from among its members. The Chairman will be elected for his entire term of office as Director and may be re-elected.

The Board of Directors will meet when convened by any means, which may be done orally in case of emergency, by its Chairman and whenever it deems it appropriate. The meetings are held at the Company's registered office or any other location specified in the meeting notice.

If the Board of Directors has not met for more than two months, at least one third of the members of the Board of Directors can request that the Chairman convene the Board at any time on the basis of a set agenda. The Chief Executive Officer may also request at any time that the Chairman convene the Board of Directors on the basis of a set agenda.

The deliberations of the Board of Directors will be valid only if at least half of its members are present.

Decisions will be taken on the basis of the majority of the members present or represented. In the case of a tie, the Chairman casts the deciding vote.

Subject to legal and regulatory provisions, the meetings of the Board of Directors may occur via videoconference or any other means of telecommunication, and those members who participate in the meeting by videoconference or other means of telecommunication will be deemed present for the purposes of calculating the quorum and majority.

The Board of Directors will determine the strategies of the Company and supervise their implementation. Subject to the powers expressly attributed to the meetings of shareholders and within the limits of the corporate purpose, the Board of Directors will address all issues affecting the proper functioning of the Company and will resolve the Company's affairs through its deliberations.

The Board of Directors will undertake the controls and verifications that it deems appropriate.

Each director will receive all information required to carry out his mandate and may request to be given all documents that he deems relevant.

Board observer(s)

The by-laws that will become effective subject to the conditions mentioned above also provide for the ordinary general meeting of shareholders to appoint one or more Board observer(s) chosen from among or outside the shareholders on the basis of their character or experience.

The role of Board observers is to provide advice, suggestions and opinions to the bodies of the Company possessing an independent authority and to assist the Board of Directors in determining the Company's strategy. Board observers may be members of the committees of the Company.

Board observers will have access to the same information as the Directors. The Board observers may be invited to meetings of the Board of Directors. Their absence from meetings does not, however, affect the validity of the deliberations. Their role is solely advisory and does not confer the right to vote.

The term of the Board observers' mandate is three years. The term ends at the conclusion of the ordinary general meeting of shareholders held in the year in which the mandate of the Board observers ends to approve the financial statements of the past year. Board observers may be re-elected without limitation. They may be removed at any time by a decision of the ordinary general meeting of shareholders. The general meeting of shareholders of May 27, 2004 has already named Marcel Roulet as Board observer to the Board of Directors, and he will assume office when the Board of Directors will itself assume office subject to the conditions mentioned above.

In case of a Board observer's death, resignation or suspension of duties for any other reason, the Board of Directors may proceed at any time to appoint a successor, such temporary appointment being subject to ratification by the next general meeting of shareholders.

Board observers may receive compensation set by the ordinary general meeting of shareholders. The compensation proposed for Marcel Roulet is described in "– Executive Compensation – Aggregate compensation and in-kind benefits" below.

The general meeting of shareholders held on May 27, 2004 appointed the following members to the Board of Directors:

Name	Nomination Date*	Position	Other Business Activities and Principal Functions Exercised in All Companies
Olivier Barberot	May 27, 2004	Director	– Senior Executive Vice President of Development and Optimization of Human Competencies of France Telecom – Senior Executive Vice President of Management Networks and Internal Communication at France Telecom
François de Carbonnel	May 27, 2004	Director	– Managing Director in the Corporate and Investment Bank of Citigroup
Elie Cohen	May 27, 2004	Director	– Chairman and Director of the Scientific Committee of Vigeo – Member of the Supervisory Board of Groupe Steria (SSII) – Director of Orange
Michel Combes	May 27, 2004	Director	– Senior Vice President of Group Finance of France Telecom – Chairman of the Board of Directors of Globecast North America – Chairman of the Board of Directors of Newsforce International BV – Permanent representative of Cogecom on the Board of Directors of Wanadoo – Director of Mobistar
Frank E. Dangeard	May 27, 2004	Director	– Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom – Member of the Supervisory Board of Equant – Director of Orange – Director of Wanadoo
Patricia Langrand	May 27, 2004	Director	– Senior Vice President of Content Aggregation of France Telecom
Stéphane Pallez	May 27, 2004	Director	– Senior Vice President in Financial Rebalancing and Value Creation of France Telecom
Rémy Sautter	May 27, 2004	Director	– Chairman and Chief Executive Officer of Bayard d'Antin – Chairman of the Supervisory Board of Ediradio/RTL – Chairman of Sicav Multimedia et Technologies – Director of Wanadoo – Director of Insert – Director of M6 – Director of M6 Publicité – Director of Partner Re (USA) – Director of Duke Street Capital (UK) – Director of Taylor Nelson Sofres (UK)

Name	Nomination Date*	Position	Other Business Activities and Principal Functions Exercised in All Companies
Marcel Roulet	May 27, 2004	Board observer	– Honorary Chairman and Director of France Telecom – Director of Thomson – Permanent representative of Thomson S.A. within the Board of Directors of Thales – Director of CCF – Chairman of the Supervisory Board of GIMAR Finances SCA – Member of the Supervisory Board of Eurazeo – Business consultant

* Directors, other than directors elected by employees, and the Board observer have been appointed by the general meeting of shareholders held on May 27, 2004. These directors, as well as the directors who will be employee representatives, will assume office only at the earlier of the following two dates: (i) on the 16th day following public announcement of the election results of these representatives which should occur no later than October 31, 2004, or (ii) on the 15th day after the day when Law No. 83-675 of July 26, 1983 is no longer applicable to the Company.

In addition, four directors will be elected in accordance with the conditions of the Law of July 26, 1983 and its implementing decree no later than October 31, 2004 if such law is applicable to PagesJaunes on that date.

The Supervisory Board considers that two of the eight directors appointed by the general meeting of shareholders of May 27, 2004 may be qualified as independent directors. These directors are François de Carbonnel and Rémy Sautter. A member is only considered independent when he does not have a relationship of any nature with the Company that may have a significant influence on his freedom of judgment.

The biographies of Olivier Barberot, François de Carbonnel, Elie Cohen, Michel Combes, Frank E. Dangeard, Rémy Sautter and Marcel Roulet are presented above under "— Composition and functioning of the existing management and supervisory bodies – Composition and functioning of the Supervisory Board".

Patricia Langrand was appointed Senior Vice President of Content Aggregation at France Telecom in March 2004. Ms. Langrand began her career with France Telecom in 1988, holding various strategic, marketing and finance positions. In 1995, she was appointed Director of Audiovisual, Network and Multimedia Affairs at the French Ministry of Economy, Finance and Industry. At the end of 1999, Ms. Langrand joined the Canal+ Group as Director of New Technologies. Ms. Langrand returned to France Telecom in November 2002 to become Head of the Office of the Chairman, Thierry Breton. Born in 1963, Ms. Langrand is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications*.

Stéphane Pallez was appointed Senior Vice President, assisting Franck E. Dangeard for Financial Rebalancing and Value Creation, in April 2004. From 1988 to 1990, she was Deputy Director, representing France, at the World Bank. From 1991 to 1993, she was technical advisor at the Cabinet of the Minister of Economy, Finance and Industry, first under Pierre Bérégovoy and then Michel Sapin. Ms. Pallez's career then took her to the Treasury Department, where she was Deputy Director in charge of Insurance Regulation (from 1995 to 1998); Assistant Director in charge of French State Interests (from 1998 to 2000); and finally, Deputy Director of European and International Affairs (from 2000 to 2004). Born in 1959, Ms. Pallez is a graduate of the *Institut d'Etudes Politiques de Paris* and the *Ecole Nationale d'Administration*.

Internal guidelines

The adoption of internal guidelines by the Board of Directors, in accordance with the recommendations of the Bouton Report and on terms similar to the Supervisory Board Internal guidelines, was recommended by the general meeting of shareholders of May 27, 2004. The main provisions of the internal guidelines will, when applicable, be available on the Company's website (bienvenue.pagesjaunes.fr).

Code of Ethics

The general meeting of shareholders of May 27, 2004 also recommended that the Board of Directors adopt a Code of Ethics similar to the one adopted by the Supervisory Board.

Committees established by the Board of Directors

The general meeting of shareholders of May 27, 2004 recommended to the future Board of Directors to establish committees similar to those of the Supervisory Board, as well as a Strategy Committee whose primary purpose would be to examine the Company's broad economic, corporate and technological strategies.

Chairman of the Board of Directors and general management

The Chairman of the Board of Directors will be an individual appointed from among the members of the Board of Directors. Furthermore, the Board of Directors will have the choice to separate or combine the mandates of Chairman of the Board of Directors and the Chief Executive Officer. If separate mandates are chosen, the Chief Executive Officer will be appointed by the Board of Directors.

Subject to the powers attributed expressly by law to the meetings of shareholders and to the Board of Directors and within the limits of the corporate purpose, the Chief Executive Officer is invested with the most extensive powers to act in all circumstances on behalf of the Company.

Deputy General Managers

Upon proposal by the Chief Executive Officer, the Board of Directors can name one or more individuals to assist the Chairman as Deputy General Managers. The maximum number of such positions will be five. In agreement with the Chief Executive Officer, the Board of Directors will determine the extent and duration of powers entrusted to the Deputy General Managers.

The Board of Directors will confirm or renew the existing executive management when the transition to a management governed by a Board of Directors occurs.

Executive Compensation

Aggregate compensation and in-kind benefits

In accordance with the provisions of Article L. 225-102-1 of the French Commercial Code, the aggregate amount of compensation and in-kind benefits received by Management Board members of PagesJaunes during the year ended December 31, 2003 is summarized in the table below:

Name of Management Board members	Total gross compensation *(in euros)*	Of which were in-kind benefits *(in euros)*
Michel Datchary		
2003	282,577	3,900
2002	282,509	1,816
Jean-Claude Peltier		
2003	170,723	2,091
2002	177,005	1,601
Claude Marchand		
2003	162,263	3,023
2002	155,888	1,177
Alain Coulmeau		
2003	151,788	2,562
2002	151,441	1,832
Jean-Marie Guille		
2003	136,463	2,027
2002	127,589	1,465

The compensation indicated in the above table includes amounts received by the Management Board members as part of their employment contract with the Company as well as their compensation as Management Board members. The Supervisory Board of May 27, 2004 decided to maintain the annual remuneration of Management Board members, which amounts to €2,287 for each member of the Management Board, which is increased to €4,573 for the Chairman of the Management Board.

No directors' fees were paid for the years 2001, 2002 and 2003 to the members of the Supervisory Board. The general meeting of shareholders of May 27, 2004 set directors' fees to be distributed among the members of the Supervisory Board at a total amount of €45,000 for fiscal year 2004. The general meeting of

shareholders has also set this amount at €45,000 for the members of the Board of Directors for the same fiscal year, these figures becoming effective subject to the conditions mentioned above regarding the taking of office of the Board of Directors.

The mandates of employee representatives on the Supervisory Board or the Board of Directors are unpaid (except for the reimbursement of expenses in connection with the exercise of their duties).

With respect to Marcel Roulet, the Board observer of the Supervisory Board, the general meeting of shareholders of April 10, 2002 set his compensation at €5,000 for the fiscal year in progress (2002) and the following fiscal years (2003 and 2004). Marcel Roulet has already been named by the general meeting of shareholders of May 27, 2004 as Board observer to the Board of Directors for a term of three years and will take office when the Board of Directors starts its term under the conditions described above. The general meeting of shareholders of May 27, 2004 set his compensation as Board observer of the Board of Directors at €10,000 for the year 2004, noting that this compensation will be increased to €15,000 if he participates in the Committees of the Board of Directors.

Share subscription or purchase options granted to and exercised by each Management Board Member

		Wanadoo Plan July 2000	**Wanadoo Plan April 2001**	**Wanadoo Plan June 2002**	**Wanadoo Plan November 2003**
Exercise price in euros		19	6	5.4	6.48
Start date of exercise period		July 2005	April 2004	June 2005	November 2006
End date of exercise period and of the plan		July 2010	April 2011	June 2012	November 2013
Michel Datchary	Number of options granted	18,000	100,000	60,000	60,000
	Number of options exercised	N/A*	0	N/A*	N/A*
Jean-Claude Peltier	Number of options granted	12,000	44,000	30,000	18,000
	Number of options exercised	N/A*	0	N/A*	N/A*
Alain Coulmeau	Number of options granted	12,000	40,000	30,000	18,000
	Number of options exercised	N/A*	0	N/A*	N/A*
Claude Marchand	Number of options granted	12,000	40,000	30,000	18,000
	Number of options exercised	N/A*	0	N/A*	N/A*
Jean-Marie Guille	Number of options granted	12,000	40,000	30,000	18,000
	Number of options exercised	N/A*	0	N/A*	N/A*

* N/A = Not applicable because the exercise period has not yet begun.

The above table shows the four existing share subscription option plans of Wanadoo, from which the management of the Company benefits and which were adopted in accordance with Articles L.225-177 of the French Commercial Code (former Articles 208-1 *et seq.* of the Law of July 24, 1966) by Wanadoo's extraordinary general meeting of shareholders on June 22, 2000.

The July 2000 plan was approved by Wanadoo's Board of Directors on July 18, 2000, that of April 2001 on April 2, 2001, that of June 2002 on June 4, 2002 and that of November 2003 on November 26, 2003.

These decisions were taken by Wanadoo's Board of Directors in accordance with the resolutions approved by the mixed general meeting of shareholders of June 22 and 28, 2000 in its 32nd resolution.

The options granted in July 2000 contain a performance clause for all members of the Management Board. Thus, only 50% of the options granted will allow in all situations the subscription of Wanadoo shares. One-sixth of the remaining 50% will allow the subscription of Wanadoo shares if the value of the Wanadoo share reflects at least 80% of the positive increase of Eurostoxx Telecoms (stock market index which includes European shares of companies in the telecommunication sector), two-sixths of the remaining 50% if the value of the Wanadoo share reflects at least 100% of the positive increase of Eurostoxx Telecoms and the remaining 50% if the value of the Wanadoo share reflects at least 120% of the positive increase of Eurostoxx Telecoms.

Only the options granted in April 2001 to Michel Datchary include a performance clause. Therefore, only 20% of all the options granted to Michel Datchary will allow in all situations the subscription of Wanadoo shares. The next 15% of all the options granted to Michel Datchary will provide a right to subscribe to Wanadoo shares if their increase is greater than that of the Eurostoxx Telecoms shares. The next 15% of all the options granted to Michel Datchary will give a right to subscribe to Wanadoo shares if the development of the latter is better than the five following shares: Telekom Online, Lycos Europe, Tiscali,

SEAT Pagine Gialle and Eniro. Finally, the next 50% of all the options granted to Michel Datchary will give a right to subscribe to Wanadoo shares if the pro forma EBITDA of Wanadoo based on a constant scope of consolidation is positive in the fourth quarter of 2002.

Furthermore, no plan for subscription or purchase giving access to PagesJaunes shares has been authorized or set by the general meeting of shareholders of the Company.

On June 28, 2004, Wanadoo's Board of Directors decided to suspend the exercise of options under its various stock option plans during the period beginning on the fifth business day (inclusive) of France Telecom's public withdrawal offer in France (which is currently expected to open on July 12, 2004) and ending on the date of the merger of Wanadoo with France Telecom. Any options that have not been exercised prior to this period will, subject to the approval of France Telecom's shareholders, be exchanged for options for France Telecom shares at a ratio of 18 Wanadoo shares for 7 France Telecom shares, increased, as the case may be, by the amount of any additional consideration that may be due in the context of France Telecom's Exchange Offer for Wanadoo.

Regulated agreements (Conventions réglementées)

Two agreements subject to prior authorization from the Supervisory Board in accordance with Article L. 225-86 of the French Commercial Code have been concluded and authorized during the year ended December 31, 2003. In both cases, the common executives were Michel Datchary and Jean-Claude Peltier.

The first agreement was authorized by the Supervisory Board at its meeting of February 12, 2003. This agreement was concluded between the Company and QDQ Media regarding services in design, implementation and online placement of Pages Blanches, carried out by the Company for the benefit of QDQ Media.

The second agreement was authorized by the Supervisory Board in its meeting of December 16, 2003. It is a funding agreement which replaces the agreement signed on October 20, 2000, through which the Company provides Kompass France a cash advance, the maximum amount for which is set at €5,500,000. By virtue of this agreement, the amounts borrowed by Kompass France have an interest rate of Eonia + 0.15 points and the amounts available to the latter bear an interest rate of Eonia + 0.05 points.

Employee Incentive Payment

Incentive payments and profit sharing

Profit sharing

The profit-sharing agreement entered into by France Telecom on November 19, 1997 with four union organizations (CFDT, CFTC, CGC and FO) covers the companies of the France Telecom Group in which France Telecom holds more than 50%, including the Company. The special profit-sharing reserve of the France Telecom Group is the sum of special profit-sharing reserves calculated for each relevant subsidiary using a special formula (an exemption amendment was signed on June 29, 2001).

The special reserve is distributed to beneficiaries, with 20% of the amount based on working time and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in the France Telecom Group's savings plan and are not available for five years.

The table below shows the key profit-sharing figures over the past three years:

(in million euros)	**Total profit distributed by the France Telecom Group**	**Contribution of PagesJaunes**	**Profit distributed to the PagesJaunes employees**
2001	122	21.2	2.7
2002	100	24.4	2.4
2003	115	26.8	2.8

Incentive payments

PagesJaunes has entered into six incentive payment plans since 1989.

Since 1999, the calculation of the total incentive amounts is based on operating income for the year.

This sum is comprised of two amounts:

- the first is expressed in terms of a percentage of operating income; and
- the second is calculated at a rate that varies in accordance with revenue growth (variation of revenues for the year "n" compared to that of the prior year "n-1") and is applied to operating income.

The last incentive payment plan in force (covering the years 2001-2002-2003) uses the same calculation criteria, with one modification, however, on the percentages applied per tranche of operating income in order to take into account the change in operating income of the Company after its merger with the National Directory Service of France Telecom.

A new incentive payment plan covering the years 2004-2005-2006 is expected to be negotiated prior to June 30, 2004.

The following table sets forth the incentive amounts over the past five years:

(in thousands of euros)	1999	2000	2001	2002	2003
Incentive payments by PagesJaunes	1,706	6,557	5,702	6,099	6,677

Company Savings Plan

The company savings plan of the France Telecom Group is available to employees (civil servants and private sector employees) of the Company who have more than three months seniority for as long as France Telecom holds more than 50% of the Company. The plan is comprised of several mutual funds, of which certain funds only include shares of France Telecom and Equant.

Share subscription or purchase options granted to and exercised by the top ten employees, who are not members of the Management Board of the Company

Share subscription options for Wanadoo shares granted in 2003 to the top ten employees of the PagesJaunes group (not members of the Management Board) and exercised by them	Total number of options granted or exercised	Price in euros	Date first exercise possible	Expiration dates of the plan	Plan
Options granted in 2003					
Abikhalil Thomas	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Carrigue Pierre	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Chaperon André	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Ménager Jean-Loup	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Paoli Dominique	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Shwartz Valérie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Macabeo Bertrand	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Gagneux Sylvie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Merouze Dominique	Retired	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Papaud Valérie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Options exercised in 2003:	N/A	6.48	November 2006	November 2013	Wanadoo Nov. 2003

Internal Control Procedures

Report of the Chairman of the Supervisory Board regarding the conditions of preparing and organizing the work of the Supervisory Board and on the internal control procedures of PagesJaunes

"In accordance with the provisions of Article L.225-68 of the French Commercial Code, the Chairman of your Supervisory Board informs you in this report, of the terms and conditions for preparing and organizing the work of the Board as well as the internal control procedures implemented by your Company.

Preparation and organization of the Supervisory Board's work

The Supervisory Board makes statements on all decisions related to important strategic, economic, social, financial and technological development of the Company and controls their implementation by the Management Board.

On a quarterly basis, it receives a report prepared by the Management Board on the management of the Company's businesses.

The documents enabling the Board members to make decisions with full knowledge of agenda items are set by the Chairman prior to the Board meeting.

The corporate governance policy of PagesJaunes provides that the Management Board must obtain Supervisory Board authorization to commit to any investment or divestment when it involves a transaction of external growth or a sale (see Article 18 of the by-laws).

The Supervisory Board consists of nine members, of which six are representatives of the France Telecom Group and three are members elected from among PagesJaunes personnel in accordance with the provisions of Law No. 83-675 of July 26, 1983 with respect to the democratization of the public sector.

In addition, there is one Board observer, Marcel Roulet, who is a Director of France Telecom, but holds no position within PagesJaunes.

A Workers' Council representative and the statutory auditor also attend the Board meetings.

The Supervisory Board met four times in 2000, five times in 2001, four times in 2002 and four times in 2003.

The average duration of a Supervisory Board meeting is approximately one and a half hours.

On average, six out of nine Board members comprising your Board participated in each meeting during the year 2003.

Mandate of the Board observer

The general meeting of shareholders of April 10, 2002 amended the Company's by-laws in order to enable the appointment of one or more Board observers at the recommendation of the Supervisory Board.

The purpose of the Board observer is to give any opinion or advice or make any suggestions to the managing bodies of the Company and to help the Board in determining the Company's strategies.

During the same general meeting of shareholders, Marcel Roulet was appointed to his role as Board observer.

As contemplated in the Company's by-laws, he was invited to each Supervisory Board meeting by its Chairman and participated regularly.

Limitation of the Management Board's powers

Subject to Article 18 of the by-laws which specifies the limitations to the Management Board's powers and except for the powers that the law expressly assigns to the meetings of shareholders or to the Supervisory Board and within the limits of the corporate purpose and delegations of authority effective within PagesJaunes, the Management Board is invested with the broadest powers in order to act in all circumstances on behalf of the Company.

The Chairman of the Management Board of PagesJaunes has proceeded with several delegations of power and given signing authority for each member of PagesJaunes' Executive Committee. The members of the Executive Committee in turn issue further delegations within their respective scope of authority.

Internal control procedures implemented within PagesJaunes

With respect to the organization of its internal controls and risk management, PagesJaunes has established a certain number of internal processes, as described below, and also depends on the resources and skills of the France Telecom Group in this area, guided by the COSO standard (Committee of Sponsoring Organizations of the Treadway Commission).

Internal control is a process implemented by management and the personnel of the Company that is intended to provide reasonable assurance concerning the realization of objectives divided into the following categories:

- the realization and optimization of operations;
- accuracy of financial information; and
- the compliance with applicable laws and regulations.

Applying to all activities of PagesJaunes, this process seeks to obtain reasonable verification – not certainty – that risks will be managed and that the defined goals will be met.

Internal audit

The internal auditors of the France Telecom Group, on which PagesJaunes depends, use the standards of the Institute Of Internal Auditors and are subject to its Code of Professional Ethics.

The internal audit assignments produce follow-up recommendations, in particular action plans which are developed and implemented by the subsidiaries of the Group.

The control procedures related to the development and treatment of accounting and financial information

Internal control of accounting and financial information

Internal control of accounting and financial information is organized around the following elements:

- the accounting and management organization of PagesJaunes;
- the unified accounting and management reporting;
- the common accounting standard and methods within the Wanadoo Group;
- the planning of year-end work at the Wanadoo Group level;
- the convergence of information systems; and
- the continuous improvement program of internal financial control procedures.

Accounting and management function

Under the authority of the Deputy Managing Director in charge of financial and legal affairs, the Financial Director, the Management Control Department and the Accounting Department assume the essential missions to render the financial data of PagesJaunes consistent.

Thus,

- They ensure the preparation of PagesJaunes' statutory financial statements within the period required by the financial markets and legal obligations;
- They lead the budgetary and forecasting processes and produce monthly management reporting at the earliest possible date, ensuring the consistency in data;
- They produce the documentation required for communication of financial results and the synthesis of the management reporting for the Executive Committee of PagesJaunes;
- They conceive and implement accounting and management methods, procedures and standards of PagesJaunes; and
- They identify and carry out the changes required to PagesJaunes' accounting and management information systems.

Unified accounting and management reporting

PagesJaunes uses the management cycle of the Group, which consists of four main components:

- a business plan of not less than three years;
- budgetary procedure;
- monthly reporting; and
- reviews of business.

Each year, PagesJaunes establishes a business plan with at least a three-year horizon. This plan is developed on the basis of strategic choices of PagesJaunes with consideration to market developments, business segments and the competitive environment.

Budgetary procedure

The budgetary procedure involves PagesJaunes and its subsidiaries. The main stages in the budget procedure are as follows:

- in November, updating of the budget for the current year (end of the year forecast) and creation by each entity of a budget for the first and second six-month periods for the following year;
- in May, updating the initial forecast for the first six-month period in progress (end of six-month period forecast), which is compared to the initial forecast. A budget update of the second six-month period is also prepared on the same date.

The budget and re-forecasts are then made on a monthly basis to serve as reference to the reporting. The forecasts and re-forecasts help to anticipate the analysis of treatment of a certain number of account closing transactions.

Monthly reporting

Monthly reporting is a major part of the control and financial information system. It constitutes the preferred mechanism for follow-up, audit and steering by the management of PagesJaunes. It consists of several documents prepared by the Management and Accounting departments and is communicated to the Executive Committee of PagesJaunes.

The monthly reporting consists of quantitative data, commentary on their progression, as well as indicators measuring performance.

Besides the internal mechanism Holos, the Management and Accounting Departments of PagesJaunes use the same software as the France Telecom Group to produce the reporting of the past periods and the budget (CARAT).

Business reviews

Business reviews are a key element of the steering and audit systems of the Wanadoo Group and PagesJaunes. Their main objective is to ensure consistency between the actions taken and the priorities and ambitions of the Group and PagesJaunes, as well as to enable a follow-up of the progress of the TOP program objectives.

Business reviews are held every quarter and presented to the Chairman and Chief Executive Officer, as well as to the Financial and Legal Director of Wanadoo by the management of PagesJaunes.

Statutory Auditor

Within the framework of its legal assignments, the Statutory Auditor intervenes to carry out appropriate procedures; at the end of the first six-month period, in the form of a limited examination with respect to PagesJaunes; and for the annual closing, through a review of pre-closing followed by an audit of financial statements on December 31. The Statutory Auditor thus provides an external evaluation, which complements the internal evaluation process. The follow-up of the implementation of recommendations is ensured by the Finance Department.

Continuous improvement program for internal financial audits

In 2003, PagesJaunes has taken part in the launch, at the France Telecom Group level, of a program to reinforce the effectiveness of internal controls in producing financial and accounting data. This program will enable the France Telecom Group to satisfy in a timely fashion (end of 2005) the provisions of Article 404 of the Sarbanes-Oxley Act, to which France Telecom is subject due to its listing on the New York Stock Exchange (Article 404 provides, in particular, that the Chief Executive Officer certifies as to the effectiveness of internal controls and that the Statutory Auditor reports on this certification).

This program provides the opportunity to proceed in a systematic and consistent manner to a documented examination of all the internal financial control procedures and to provide each responsible person with the means of leading continuous improvement of the effectiveness of such procedures. For all

processes that contribute in a significant manner to the financial data of the Group, it involves verification of the quality and effectiveness of internal control mechanisms in accordance with a homogeneous methodology within the Group.

The undertaking of a program of such a magnitude is ensured, at the France Telecom Group level, by a Steering Committee, chaired by the Executive Directors in charge of the Group Finance and the General Secretary and by a Project Team which defines, leads and coordinates the work and ensures the positive development of the project. Wanadoo, like each Division and like other listed subsidiaries of the France Telecom Group, has established a comparable steering committee.

This program is implemented in close collaboration with the Statutory Auditor."

Observations of the Statutory Auditors on the section of the President's Report regarding internal controls

"Dear Shareholders,

As statutory auditors of PagesJaunes and in accordance with the last *alinéa* of Article L.225-235 of the French Commercial Code, we provide you our report on the report prepared by the Chairman of your company in conformity with Article L.225-68 of the French Commercial Code with respect to the fiscal year ended December 31, 2003.

Under the direction of the Supervisory Board, it is the role of the Management Board to define and implement adequate and efficient internal control procedures. In his report, the Chairman must describe in particular the conditions of preparation and organization of the work of the Supervisory Board and the internal control procedures established within the company.

Our role is to communicate to you our observations on the information provided in the Chairman's report on internal control procedures relating to the establishment and treatment of accounting and financial information.

We have performed our work in accordance with professional standards applicable in France. These procedures require that we perform due diligence to assess the accuracy of the information included in the Chairman's report relating to the establishment and treatment of accounting and financial information. These due diligence procedures consisted of acquiring:

- knowledge of the objectives and general organization of internal control, as well as the procedures for internal control relating to the establishment and treatment of accounting and financial information, as described in the Chairman's report; and
- knowledge of the underlying documentation of the information in the report.

On the basis of our work, we have no observations to make on the description of internal control procedures of the company relating to the establishment and treatment of accounting and financial information contained in the report of the Chairman of the Supervisory Board, prepared in accordance with Article L.225-68 of the French Commercial Code.

Neuilly, March 31, 2004
Statutory Auditors
Deloitte Touche Tohmatsu
Eric Gins"

Internal Guidelines of the Supervisory Board

At its meeting on May 27, 2004, the Supervisory Board adopted internal guidelines within the framework of the French Bouton Report. The internal guidelines are available on the Company's website (http://bienvenue.pagesjaunes.fr). The main principals of the internal guidelines are as follows:

Preparation and organization of the work of the Supervisory Board

Strategic policies

The Supervisory Board gives its opinion on all decisions relating to general strategic, economic, social, financial or technological policies and supervises the implementation of these policies by the Management Board.

Medium-term development of the Group's activities are defined each year in a strategic plan, which is prepared and presented by the Management Board and approved by the Supervisory Board. This plan consists in particular of a forecast of the changes of the principal operational and financial indicators of the Group. The Management Board presents a draft annual budget within the context of this strategic plan.

The Management Board is responsible for implementing the strategic plan.

The Management Board must obtain the authorization of the Supervisory Board to commit the Company to investments or divestitures involving amounts in excess of €10 million per transaction, when such transactions are acquisitions or disposals.

The Management Board must also obtain the authorization of the Supervisory Board for any investment in connection with a transaction of external growth or any commitment in excess of € 10 million that is not within the Company's budget forecast and outside the ordinary course of business.

The Chairman or any other member of the Management Board informs the Supervisory Board of any problems and, more generally, any events that could affect the implementation of a strategic policy.

Information for Supervisory Board members

In addition to the agenda for each meeting of the Supervisory Board, each member of the Supervisory Board is provided with documents that allow him or her to adopt positions with full knowledge of the facts regarding the items on the agenda.

At each Supervisory Board meeting, the Chairman reports to the members the principal facts and significant events concerning the Group which have occurred since the date of the previous board meeting.

Supervisory Board members may visit any Group facility, or place of business in order to obtain any information required to perform their duties. To do so, such member must submit a written request to the Chairman of the Management Board via the secretary of the Supervisory Board explaining the purpose of such a visit.

Inspection by the Supervisory Board

The Chairman of the Supervisory Board or the Chairman of the Audit Committee may request any inspection or verification from Supervisory Board. In any case, the Supervisory Board deliberates such issues within the shortest possible time.

When the Supervisory Board decides that it should do so, it specifically defines the purpose and methods of such an inspection in a resolution, and either conducts such an inspection itself or entrusts it to one of its committees, one of its members, or a third party.

When the Supervisory Board decides that such inspection or verification will be performed by one of its members or by a third party, the assignment is defined within the conditions set forth below.

The Chairman of the Supervisory Board determines the conditions for the performance of the inspection or verification. In particular, measures will be taken to ensure that the performance of such an operation causes the least possible disruption to the Group's business.

Interviews with Group employees are organized when necessary.

The Chairman of the Supervisory Board ensures that useful information for the audit or verification is provided to the person performing such inspection or verification.

The person performing such an inspection or verification is not authorized to interfere with the management of the business.

On completion of the audit or verification, the findings are reported to the Supervisory Board. The Supervisory Board determines the follow-up action to be taken.

Possibility of giving an assignment to a Supervisory Board member

When the Supervisory Board decides that it should entrust one or more of its members, or a third party, with an assignment, it will formulate the principal characteristics of such an assignment.

When the persons responsible for performing the assignment are members of the Supervisory Board, they do not take part in the vote.

On the basis of such a resolution and at the Chairman's initiative, a draft assignment letter is drawn up that:

- defines the precise purpose;
- sets the form of the assignment report;
- determines the duration of the assignment;
- determines, where appropriate, the compensation due to the persons performing the assignment as well as the terms of such compensation; and
- provides, when appropriate, for a maximum amount of reimbursement for travel and expenses incurred in connection with carrying out the assignment.

The Chairman of the Supervisory Board submits the draft assignment letter, where appropriate, for opinion, to the interested board committees and delivers the signed assignment letter to the chairmen of these committees.

The report is delivered by the Chairman of the Supervisory Board to the members of the Supervisory Board.

The Supervisory Board deliberates the follow-up measures to be adopted in respect of the report.

Committees of the Supervisory Board

In order to carry out its work, the Supervisory Board has created an Audit Committee and a Compensation and Nomination Committee.

The terms of the operation and fields of competence of each committee are set forth in the charters of these committees, as approved by the Supervisory Board.

Meetings of the Supervisory Board

Each year, on the Chairman's recommendation, the Supervisory Board sets a calendar of board meetings for the following year.

This calendar sets the dates of regular board meetings (1st and 3rd quarter revenues; results for the 1st half year and the annual financial statements; meeting prior to the annual meeting of shareholders, etc.) and, on a provisional basis subject to review, the dates to be set aside by the members for possible additional Supervisory Board meetings.

The Chairman sets the agenda for each Supervisory Board meeting and communicates the agenda to the board members in a timely manner and through all appropriate means.

The documents that allow the Supervisory Board members to make a fully informed decision on the items included on the agenda set by the Chairman of the Supervisory Board are transmitted by the Chairman to the members of the Supervisory Board at least 48 hours before the board meeting, except in emergency situations or where there is a need to preserve absolute confidentiality.

In any case, during any meeting, the Supervisory Board may, in emergencies and at the proposal of the Chairman, deliberate issues not included on the agenda.

The Supervisory Board reports once a year on its functioning.

Attendance at Supervisory Board meetings via videoconferencing

Subject to legal and regulatory provisions, the meetings of the Supervisory Board may occur via videoconferencing.

The Chairman of the Supervisory Board ensures that means of videoconferencing that transmit the deliberations in a continuous manner are placed at the disposal of Supervisory Board members who wish to participate in the Supervisory Board (i) when the location of the meeting is not at the registered office of the Company or (ii) for members living outside of Paris or abroad or who are in such locations for a legitimate reason and (iii) for any other appropriate situation.

Members attending the meeting through videoconferencing are deemed to be present for purposes of calculating quorum and majority.

The videoconferencing method used must have technical features that provide effective participation at the Board meeting, the deliberations of which must be transmitted in a continuous manner. Failing this, the concerned members of the Supervisory Board cannot be deemed present and, in the absence of quorum, the meeting must be adjourned.

The attendance register of the meetings of the Supervisory Board must mention, as applicable, the members who participated through videoconferencing.

The minutes of the meeting of the Supervisory Board must indicate the name of members attending the meeting by videoconferencing. It must also mention the possible occurrence of any technical incident related to the videoconferencing when such incident interrupts the progress of the meeting.

The preceding provisions are, however, not applicable with respect to the approval of decisions provided in Articles L. 225-59, L. 225-61 and L. 225-81 of the French Commercial Code, regarding, respectively:

- the appointment of a member of the Management Board by the Supervisory Board and the designation of one of them as Chairman of the Management Board;
- the removal by the Supervisory Board of a member of the Management Board when the by-laws foresee such possibility; and
- the election of the Chairman of the Supervisory Board and the Vice-President as well as the determination of their compensation.

Duties and responsibilities of Supervisory Board members

Duty of Confidentiality of Supervisory Board members

The members of the Supervisory Board members are bound by an absolute obligation of confidentiality with respect to the discussions and resolutions of the Supervisory Board and its committees, and information presented at the meetings.

In general, the members of the Supervisory Board are required not to communicate in their quality as such members outside the Supervisory Board, in particular to the press.

The Chairman of the Supervisory Board informs the members of the Supervisory Board of the information to be disclosed to the markets, as well as the text of statements or releases issued for this purpose in the name of the Group.

In the event of the demonstrated failure by a Supervisory Board member to honor his or her confidentiality obligation, the Chairman of the Supervisory Board, after consulting with the Committee Chairmen reports to the Supervisory Board on any actions, including legal actions that he intends to take as a result of this breach of confidentiality.

Duty of Independence of Supervisory Board Members

In the performance of his or her duties, each member of the Supervisory Board must make decisions without consideration of any interest other than the interest of the Company.

Each member of the Supervisory Board is required to inform the Chairman of any situation that could create a conflict of interest with the Company or one of the companies of the Group; if necessary, the Chairman consults with the Compensation and Nominations on any such question.

The Supervisory Board member concerned is required to act accordingly at the conclusion of this procedure, pursuant to applicable legislation.

Each member of the Supervisory Board other than those appointed in their capacity as employee or executive of the France Telecom Group, must own at least one share of the Company.

The members of the Supervisory Board register in their name the Company shares they hold at the time they are appointed to the Supervisory Board, as well as any shares acquired during their tenure as board members.

Every six months, the members of the Supervisory Board report to the Chairman, at his request, the information that will allow the Chairman to report to the *Autorité des marchés financiers* on the transactions they have executed with regard to the Company's securities.

The members of the Supervisory Board are prohibited from:

- performing any transactions with respect to the securities of the listed companies of the Group as long as they have privileged information; and
- directly or indirectly engaging in short sales with respect to such securities.

The first prohibition above applies in particular during the period in which the Group's half-year and annual earnings and quarterly information are being prepared and presented.

It also applies during special periods in which projects or transactions that justify such a prohibition are being prepared.

The Chairman sets or confirms the start and end dates of blackout periods and notifies the Supervisory Board members of such blackout periods in a timely manner.

The Code of Ethics specifies in particular the rules governing privileged information, and applies to the members of the Supervisory Board and its committees.

The Chairman of the Supervisory Board reports to the Supervisory Board on the measures adopted to ensure that the employees of the Group who, by reason of their position, have such information and/or participate in such transactions, comply with these rules.

Duty of Diligence of the Supervisory Board Members

In accepting a position on the Supervisory Board, each member undertakes to fully discharge the duties of the position, in particular:

- to devote the time necessary to analyze the issues brought before the Supervisory Board and, as applicable, the committee on which he or she serves;
- to request any additional information he or she deems useful;
- to ensure that the internal guidelines of the Supervisory Board are applied;
- to form an opinion freely before any decision, considering only the interest of the Company;
- to actively participate in all meetings of the Supervisory Board, except when unable to do so; and
- to formulate any proposals intended to improve the working conditions of the Supervisory Board and its committees.

The Supervisory Board will continually work to improve the information provided to the shareholders. Each member, particularly through his or her contribution to the work of the board committees, must strive to achieve this objective.

Each member undertakes to resign his or her position on the board when he or she believes in good faith that he or she is no longer in a position to fully assume the duties and obligations of the position.

Fees for auditors and members of their network for which the Group is responsible

Remuneration paid by the Group to the Auditing Firms in 2003 (pro forma for the consolidated companies)

(in thousands of euros)	Ernst & Young	*As % of fees*	Deloitte Touche Tohmatsu	*As % of fees*
Audit				
Auditing, certification, examination of individual and consolidated financial statements	47	100%	352	100%
Other secondary tasks and other auditing tasks	—	—	—	—
Sub-total	47	100%	352	100%
Other services Legal, fiscal, social Information technology Internal audit Others	—	—	—	—
Sub-total	—	—	—	—
TOTAL	47	100%	352	100%

Remuneration paid by the Group to the Auditing Firms in 2002 (pro forma for the consolidated companies)

(in thousands of euros)	Ernst & Young	*As % of fees*	RSM Salustro Reydel	*As % of fees*
Audit				
Auditing, Certification, examination of individual and consolidated financial statements	149	100%	196	100%
Other secondary and auditing tasks	—	—	—	—
Sub-total	149	100%	196	100%
Other services				
Legal, fiscal, social Information technology Internal audit Others	—	—	—	—
Sub-total	—	—	—	—
TOTAL	149	100%	196	100%

Relations with the France Telecom Group

The Company belongs to the France Telecom Group and, as such, benefits from synergies with France Telecom. The Group's consistent policy has been to enter into all contractual relationships with France Telecom and its subsidiaries on market terms. This section describes the main contracts between the companies of the Group and companies of the France Telecom Group.

Agreement for making available directory data for publication of directories

This agreement was entered into on June 26, 2000 for a four-year period, renewable by tacit agreement at one year intervals. The agreement was terminated in advance by mutual consent and replaced by an agreement signed on March 11, 2004, retroactive to September 12, 2003. This agreement is effective until December 31, 2004 and renewable twice by tacit agreement in one year intervals. Under this agreement, PagesJaunes has a non-transferable and non-exclusive right to use the fixed telephone subscriber database of France Telecom, updated on a daily basis on a best efforts basis, with the exclusive purpose of publishing directories and providing operator-assisted directory information services, whatever their form and on the basis of a fee calculated as a function of the frequency of use of this database (fixed amount per use). Fees are payable according to the following terms: 50% upon order with the remainder payable six months after the beginning of the year. At the end of each year, a comparison is made between the estimate of anticipated use and actual use during the period. If this comparison indicates that the actual use of directory data by PagesJaunes is greater than anticipated use, France Telecom will issue a corrected invoice. If, on the other hand, the comparison shows that anticipated use is less than actual use, France Telecom will credit the Company and deduct such credit from the Company's next invoice.

This agreement is part of the obligation of each operator (including France Telecom) to disclose the list of all its subscribers to any person wishing to publish a directory or to provide operator assisted directory information services in a nondiscriminatory manner and at a rate reflecting the cost of the supplied services. Rates were set pursuant to the decision of the French Competition Council (*Conseil de la concurrence*) of September 12, 2003 and to the decision of the French telecommunications regulator (*Autorité de régulation des télécommunications*) of September 23, 2003.

Under this agreement, PagesJaunes undertakes to inform France Telecom immediately of any modification, in any form whatsoever, affecting the structure and/or the control of its share capital, ownership or management and any modification in its form, share capital, any change of association or shareholders and certain other modifications, in which case France Telecom has the right to terminate the contract. In a letter dated May 26, 2004, PagesJaunes informed France Telecom that the planned initial public offering of PagesJaunes will lead to the modification of its capital structure and would constitute a change in its shareholders. In a letter dated May 28, 2004, France Telecom informed PagesJaunes that it did not intend to exercise its termination right provided in the agreement for the part of the share capital of PagesJaunes placed on the market in connection with PagesJaunes' initial public offering and neither would it exercise its termination right if, as part of this initial public offering, an offer was made to employees of the France Telecom Group through a capital increase.

In the event of a change of control at PagesJaunes, France Telecom will use its best efforts to allow PagesJaunes to continue to use the fixed telephone subscriber database of France Telecom on market terms.

Agreement relating to the régie publicitaire (advertising representation)

Pursuant to this agreement, France Telecom has granted PagesJaunes exclusive rights for the prospection and sale of advertisements to insert into *l'Annuaire* and the PagesJaunes 3611 alphabetic search as well as the technical design, execution and layout of these advertisements. Entered into on June 30, 1967, this agreement has been modified several times and replaced by an agreement dated November 15, 2002, effective until December 31, 2009, and later renewable by tacit agreement in five-year intervals. Pursuant to this agreement, PagesJaunes is responsible for the billing of and collection from advertisers for the amount of advertising to which they subscribed (PagesJaunes is responsible for the payment of all advertisements that appear, even in the case of insolvency of an advertiser). France Telecom sets advertising rates applicable to each edition after consultation with PagesJaunes. PagesJaunes is compensated for this *régie publicitaire* (advertising representation) through a commission calculated on the basis of the amount (excluding taxes) of the advertising space billed each year, as follows:

- 45% up to €65 million;
- 55% *from €65 to 100 million; and*
- 65% above €100 million.

In addition, in the event that any use of the PagesJaunes 3611 alphabetic search service becomes user-paid, an additional commission of 10% would be payable to PagesJaunes on the amount (excluding taxes) for the advertising space billed as part of the PagesJaunes 3611 alphabetic search.

Finally, a monitoring committee was established consisting of two representatives of each of France Telecom and PagesJaunes. The committee has a mandate to examine all questions pertaining to the performance of the agreement. The committee makes suggestions and proposes solutions as it deems appropriate.

Agreement for the manufacture and distribution of l'Annuaire and PagesJaunes 3611 with alphabetic search

Pursuant to an agreement dated June 26, 2000, France Telecom entrusted the Company with the manufacture, distribution and marketing of *l'Annuaire* and PagesJaunes 3611 with alphabetic search, activities which the Company is to carry out on behalf of France Telecom. In its capacity as publisher of *l'Annuaire*, France Telecom determines the scope of the list of telephone subscribers to be included, the details of the information to be included for each subscriber and the scope of the distribution. France Telecom approves recommendations by PagesJaunes relating to the design of *l'Annuaire*, the schedule for the release of the printed edition and the distribution of the printed and online editions, the advertising campaign, the advertising products to be inserted in *l'Annuaire* as well as their pricing. France Telecom also decides ways in which *l'Annuaire* is to develop. France Telecom supplies PagesJaunes with all the elements relating to the contents of *l'Annuaire* that pertain to France Telecom. This agreement is in force until December 31, 2004, and renewable by tacit agreement for a period equivalent to at least the initial duration, unless one of the parties has notified the other of its desire not to renew through a registered letter addressed at least 12 months prior to the expiration of the current period. In the event that France Telecom, on its own initiative or as a result of a text (legal or regulatory) or a decision (administrative or judicial), were to modify the characteristics of *l'Annuaire* or the conditions relating to its manufacture, the parties have agreed that they would meet to assess whether or not to continue the contract in light of the modifications that would have to be made to it. If maintaining the agreement does not prove to be possible for whatever reason, the agreement would be terminated *ipso iure* without the possibility for either party to be able to claim an indemnity of any form.

Under this agreement, PagesJaunes charges all internal and external costs necessary to produce *l'Annuaire* and PagesJaunes 3611 with alphabetic search to the editorial royalty due to France Telecom.

Law No. 2003-1365 of December 31, 2003 amended the applicable regime as of January 1, 2005 by providing for an auction process between now and December 31, 2004 to select the operator providing the universal directory. Before deciding whether to participate in this auction, the Company is waiting for the publication of the implementing decree of this law, as well as the release of the specifications with respect to the publication of the universal directory under the new regime. Through an agreement dated May 26, 2004, France Telecom and PagesJaunes agreed to the following:

- if at the end of this auction process, France Telecom is nominated as the provider of the universal directory, both the advertising sales agreement and the agreement regarding the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search will be continued, subject to any amendment by mutual agreement of the parties as well as modification of their expiration date to the due date for the supply of the universal directory by France Telecom if such date is prior to the expiration date of these agreements;
- if at the end of this auction process, PagesJaunes is designated as the provider of the universal directory or if neither PagesJaunes nor France Telecom or any other company of the France Telecom Group is designated as the operator:
  - France Telecom will transfer the brand "*l'Annuaire*" to PagesJaunes for an amount of €7.2 million pursuant to an agreement to be entered into between the parties (the price of €7.2 million was established on the basis of the discounted cash flow method considering the additional cash flow which should be generated by PagesJaunes upon the acquisition of this brand), provided that if the designation of the provider of the universal directory occurs after June 30, 2005, France Telecom and PagesJaunes will renegotiate in good faith the terms and conditions of this transfer and in particular its price; and
  - (i) France Telecom and PagesJaunes will terminate the advertising sales agreement and the agreement relating to the manufacture and distribution of l'Annuaire and of PagesJaunes 3611 with alphabetic search, without delay and without such termination causing either party to have the obligation to pay damages to the other, (ii) France Telecom will undertake not to compete with PagesJaunes up to December 31, 2009 in the alphabetic printed directory publishing activity in France and (iii) the operation, distribution, availability and marketing of PagesJaunes 3611 with alphabetic search, which, due to their legal intransferability, will

continue to be held by France Telecom, will be the subject of a new contract to be negotiated in good faith between France Telecom and PagesJaunes; the terms and conditions of this contract will be substantially identical to those of the advertisement sales agreement and the agreement regarding the manufacture and distribution.

As indicated above, if, at the end of this auction process, neither PagesJaunes nor France Telecom, or any other company of the France Telecom Group is designated the provider of the universal directory, PagesJaunes may nonetheless publish an alphabetic directory without being designated the provider of the universal directory. In addition, the non-competition agreement of France Telecom in this respect will prevent competition of France Telecom with PagesJaunes in France until December 31, 2009 in the publication business of printed alphabetic directories.

With respect to auction process to designate the provider of the universal directory, PagesJaunes and France Telecom have agreed that:

- if the bidding terms allow only France Telecom or a company of the France Telecom Group other than PagesJaunes to bid and if the universal directory is designated to France Telecom or such other company, PagesJaunes will continue to ensure the manufacture, distribution and advertising representation (*régie publicitaire*) of the universal directory on behalf of France Telecom or the company of the France Telecom Group to which it has been designated, in accordance with the agreement dated as of May 26, 2004 mentioned above; and
- if the bidding terms allow PagesJaunes to bid alone, France Telecom will not participate in the auction process.

The Company believes that the result of the auction process and the potential non-designation of PagesJaunes as the provider of the universal directory do not constitute a risk factor.

Agreement for making available the France Telecom directory data for direct marketing or marketing research

This agreement was entered into by France Telecom and Wanadoo Data on March 11, 2004, effective retroactively as of September 12, 2003, and expires on September 11, 2004. It can be renewed by tacit agreement in one year intervals. Under this agreement, Wanadoo Data has the right to the use of the France Telecom directory data, weekly updating and redistribution credit for 10 million addresses for an annual amount of €200,000 (excluding taxes).

Pursuant to the agreement, Wanadoo Data is required to inform France Telecom without delay of any modification whatsoever affecting the structure and/or the control of its capital, ownership or management and, among others, of any modification in its form, capital, any change of associate or shareholder, giving France Telecom a right to terminate the contract.

Cash management agreements

Since 1999, the Group has invested almost the totality of the Consolidated Group's cash and cash equivalents with France Telecom pursuant to agreements renegotiated annually.

Pursuant to a contract dated December 12, 2003, the Company invested €480 million with France Telecom. This investment, which matured on March 12, 2004, was renewed for a new three-month period. At the end of this period, it may be tacitly renewed for new three-month periods until December 12, 2004. At that date, the contract will have to be renegotiated. These €480 million bear interest at a variable interest rate of EURIBOR 3-months, to which is added a margin of 0.25%. However, provided that the outstanding amount of the loan does not fall below €240 million between December 12, 2003 and December 12, 2004, France Telecom will, pay the Company, on December 12, 2004, a supplemental rate equal to the difference between 3.70% and the interest rate that will have been applied during each of the three-month periods; this supplemental rate will be applicable to each three-month period only on the amounts that remained on loan between December 12, 2003 and December 12, 2004.

The Company is also linked to France Telecom through a cash-pooling agreement within the France Telecom Group's cash management framework, with this agreement conforming to the model between France Telecom and its subsidiaries. When the Company acts as creditor, the Company's current account under this agreement bears interest at the EONIA rate (formerly TMP), to which is added a margin of 0.05%. Pursuant to this agreement, the Company also has the ability to borrow sums from France Telecom. Consistent with the principles of the functioning of a current account, the sums invested (or, respectively, all sums borrowed) may be withdrawn (or, respectively, repaid) at any moment.

Leases and subleasing agreements

A large majority of the Company's premises are subleased from the France Telecom Group pursuant to direct leases or subleasing agreements. These contracts are structured according to a principle of direct rebilling euro-for-euro of the rent and related charges of each occupant, as a function of its share of the space occupied.

Incentive payment and profit-sharing plans

The Group benefits from the profit-sharing agreement in force within the France Telecom Group ("Management – Employee profit sharing – Incentive payments and profit-sharing").

Assistance agreements

In an agreement signed on May 26, 2004 for a period of one year starting on January 1, 2004 and renewable by tacit agreement, France Telecom has undertaken to assist and consult PagesJaunes in legal, accounting and strategic areas and to provide its expertise on the choice of financing techniques and financial management decisions. The services provided by France Telecom by virtue of this agreement are billed at a rate of 0.49% of the Group's external revenues (excluding tax) for French companies and at a rate of 0.22% of the Group's external revenues (excluding tax) for foreign subsidiaries. France Telecom's policy is to reconsider these percentages of revenues on an annual basis in light of the nature and extent of the services provided and to revise them in case they become disproportionate to the costs incurred. It should be noted that in conformity with applicable regulations, if these percentages diverge from market terms, the agreement will be subjected to the prior authorization of the Board of Directors or Supervisory Board of the Company in accordance with Articles L. 225-38 or L. 225-86 of the French Commercial Code.

Furthermore, pursuant to an agreement signed on May 26, 2004, for a period of one year (July 1 to December 31, 2004 for the first year), renewable tacitly, France Telecom has granted PagesJaunes a non-exclusive license of France Telecom trademarks in return for a payment of an annual fee of 0.06% of the external revenues (excluding tax) of the Group companies benefiting from the license.

The Group's external revenues amounted to €898.9 million (excluding tax) in 2003.

In addition, pursuant to an agreement signed on May 26, 2004, for a period of one year, renewable tacitly, France Telecom has undertaken to assist PagesJaunes in its communication of financial information and its communications with financial intermediaries, market actors and market authorities. The services provided by France Telecom by virtue of this agreement are billed at real cost increased by a margin.

Finally, pursuant to an agreement signed on January 1, 2002, PagesJaunes committed to provide Wanadoo International consulting and support services, particularly with respect to administrative and financial matters in the context of the management of international directory subsidiaries of Wanadoo International, in consideration for payment corresponding to the real costs increased by a margin. At the date of this document, this agreement relates only to Telecontact (Maroc) and Jordan Yellow Pages. This agreement was entered into for an initial period of two years, renewable by tacit agreement for one-year intervals.

Non-competition Agreement

Pursuant to an agreement dated May 26, 2004, France Telecom has undertaken not to compete with PagesJaunes in France and in Spain, until December 31, 2008 in its activities as publisher of printed business directories (primarily PagesJaunes and *QDQ, La Guía Util*). With respect to the publication of alphabetic directories, France Telecom has undertaken not to compete with PagesJaunes until December 31, 2009 in France only and only if PagesJaunes is designated as the provider of the universal directory or if neither PagesJaunes, nor France Telecom, nor any other company of the France Telecom Group is so designated (see "Related Party Transactions—Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search").

There is no other non-compete undertaking by France Telecom for the benefit of the Company with respect to the directories activities.

France Telecom Group's stake in the Company

After the planned listing on the stock market, the France Telecom Group intends to retain a majority stake in the Company.

PRINCIPAL AND SELLING SHAREHOLDER

At the date of this offering memorandum, 100% of PagesJaunes' share capital is held by Wanadoo (other than Supervisory Board members' qualifying shares, as described below). Following France Telecom's Exchange Offer for the shares of Wanadoo, France Telecom holds, directly and indirectly, 1,436,973,179 ordinary shares of Wanadoo, representing, at June 25, 2004, 95.95% of the share capital and 95.92% of the voting rights in Wanadoo (including 10,745,865 shares held in treasury by Wanadoo). The remaining 4.05% of Wanadoo's share capital is held by the public. On June 29, 2004, France Telecom launched a public withdrawal offer, or "buy-out offer", in France only, to acquire all the outstanding Wanadoo shares that it does not already own, which will be followed by a compulsory acquisition, or "squeeze-out". These transactions are currently expected to be completed on July 26, 2004. France Telecom has also announced its intention, subject to the approval of France Telecom's shareholders, to merge Wanadoo into France Telecom as soon as practicable following the squeeze-out. This merger would result in France Telecom succeeding Wanadoo as the direct principal shareholder of PagesJaunes. France Telecom's buy-out offer is being made only in France. It is not being made in the United States and may not be accepted in the United States or by any instrumentality of commerce in or from the United States. This document does not constitute an extension outside France of the buy-out offer.

The following table sets forth PagesJaunes' shareholders as of the date of this offering memorandum, as adjusted to give effect to the Global Offering and full subscription of the Employee Offering, and assuming, in the first instance, that the Over-Allotment Option is not exercised, and, in the second case, that the Over-Allotment Option is exercised in full:

	Assuming Over-Allotment Option not exercised		Assuming Over-Allotment Option fully exercised	
	Shares		Shares	
	Number	%	Number	%
Wanadoo	186,050,000	65.59	172,850,000	60.94
Public	88,000,000	31.03	101,200,200	35.68
Employees	9,591,750	3.38	9,591,750	3.38
Total	283,641,750	100.00	283,641,750	100.00

Each of the six members of the Supervisory Board appointed by the ordinary general meeting of shareholders held on May 27, 2004 will own one share of the Company within the statutory time limit of three months provided by Article L.225-72 of the French Commercial Code.

General

PagesJaunes is a *société anonyme*, a form of limited liability company, incorporated under the laws of France. The Company was incorporated on January 12, 1897 and registered on February 21, 1955. In accordance with Article 5 of its by-laws, the Company has a term of 99 years which commenced on December 31, 1954 and expires on December 31, 2053, except for the events of earlier dissolution or extension provided for in the by laws.

PagesJaunes is currently governed by a Management Board (*Directoire*) and a Supervisory Board (*Conseil de Surveillance*) subject to the provisions of Title II of the French Commercial Code and Decree No. 67-236 of March 23, 1967 regarding commercial companies, as well as, on the date of this offering memorandum, to the provisions of statute No. 83-675 of July 26, 1983 and its implementing Decree No. 83-1160 of December 26, 1983.

The Company may shortly be governed by a Board of Directors, which would replace the Supervisory Board and Management Board pursuant to the decision of the general meeting of shareholders held on May 27, 2004, subject to, and in the conditions described under "Management".

In this section, material information concerning PagesJaunes' share capital is summarized together with material provisions of applicable French law and PagesJaunes's *statuts* as they result from the resolutions adopted by the general meeting of shareholders on May 27 on the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. You may obtain copies of PagesJaunes' *statuts* in French from the *Greffe du Tribunal de Commerce* of Paris, France or at PagesJaunes's corporate headquarters. Please refer to those full documents for additional details.

Corporate purpose (Article 3 of the by-laws)

In accordance with Article 3 of its by-laws, the Company has the following corporate purpose in France or abroad:

- To publish, on its own behalf or on behalf of third parties, all directories published by any current or future means, to offer information services by any current or future means, as well as to carry on the business of advertising in all its forms through all means and for any purpose.

- Consulting, research, design, manufacture, updating and maintenance of all services in connection with any system of information circulation within a network, whether open or closed, of IT or telephone interconnection, whether wire-based, through satellite, cable or other methods, as well as any other activity in connection with such services and more particularly activities in connection with Internet or Intranet sites.

- Collection, acquisition, enhancement, management, processing, commercialization or hosting of data or files of any type.

- Any activities directly or indirectly related to such services or that are a prerequisite for, or accessory to, conditional upon, or an extension of, such services, or that are capable of encouraging or developing such services.

- Any brokerage, settlement or trading transaction, and in general any transaction involving personal or real estate property, and any commercial, industrial and financial transaction that is, directly or indirectly, related to the Company's corporate purpose and to any similar or ancillary purposes.

- The acquisition by any means without exception or reservation, the holding by any means and in any capacity, the management and, as applicable, the transfer by any means without exception or reservation, of all or part of any majority or minority interest that is, directly or indirectly, related to the Company's corporate purpose and to any similar or ancillary purposes.

Fiscal year (Article 37 of the by-laws)

The Company's fiscal year begins on January 1 and ends on December 31 of each calendar year.

Allocation of net profit – payment of dividends – interim dividends (Articles 38 and 39 of the by-laws)

Of the profits generated within a fiscal year minus, if applicable, losses carried forward from prior years, a minimum of 5 % is allocated to the statutory reserve fund. This allocation ceases to be required by law when such reserve amounts to one-tenth of the Company's stated capital.

Distributable profits consist of the profits for the fiscal year, minus losses carried forward from prior years and minus amounts allocated to reserves as required by law or the by-laws, plus retained earnings. The general meeting of shareholders may allocate any amounts of these profits to optional reserves or retained earnings as it deems appropriate.

In addition, the general meeting of shareholders may decide to distribute amounts from those reserve accounts that are at its disposal by expressly indicating the reserve accounts from which such withdrawals are made. However, dividends are first made from the distributable profits of the fiscal year.

Apart from capital reductions, no distribution of dividends may be made to shareholders if shareholders' equity is, or, as a result of such distribution, would become less than the amount of capital plus the reserves required by law or the by-laws.

The terms and conditions for the payment of dividends approved by the general meeting of shareholders are determined by such general meeting of shareholders, or, failing a decision by the general meeting of shareholders, by the Management Board. However, payment of cash dividends must be made within a maximum period of nine months after the fiscal year closes, unless an extension is authorized by court order.

The ordinary general meeting of shareholders may grant each shareholder, for all or part of the dividend to be distributed, an option between payment in cash or in shares, subject to legal requirements.

The Management Board has the ability to decide to pay interim dividends in accordance with the conditions prescribed by law.

Dividends not claimed within five years after the payment date lapse and are paid to the French State.

General meetings of shareholders (Articles 11 and 30 to 36 of the by-laws)

Attendance, participation and voting at the general meeting of shareholders

General meetings of shareholders are composed of all shareholders whose shares are paid-up and have been registered in their name no later than 3 p.m. (Paris time) on the day prior to the general meeting of shareholders on the following conditions:

- in order to attend, vote at a distance (for example, by mail or electronically), or be represented at the general meeting of shareholders, the holders of bearer shares (*au porteur*) or shares in registered form (*au nominatif*) in an account not held by the Company must file a certificate prepared by their financial intermediary stating the non-transferability of the shares until the meeting date at the location indicated in the notice of meeting no later than 3 p.m. (Paris time) on the day prior to the meeting; and
- in order to attend, vote at a distance or be represented at the general meeting of shareholders, the holders of shares in registered form (*au nominatif*) in an account held by the Company must have their shares registered in their account held by the Company no later than 3 p.m. (Paris time) on the day prior to the meeting.

Access to the general meeting of shareholders is open to all participants upon proof of eligibility and identity. The Management Board may, if it deems useful, issue individual and personal admission cards to shareholders and require such cards to be presented.

Shareholders of the Company who are not resident in France may be registered in an account and be represented at the general meeting of shareholders by any intermediary registered on their behalf and who holds a general power of attorney to administer their shares, provided that such intermediary has declared its capacity, in accordance with applicable legal and regulatory requirements, prior to opening an account with the Company or with a financial intermediary account holder (*teneur de* compte).

The Company has the right to ask the intermediary registered on behalf of shareholders who are not resident in France and holding a general power of attorney, to provide the list of shareholders it represents and whose rights would be exercised during the general meeting of shareholders.

Each participant in the general meeting of shareholders has as many votes as shares that he owns or represents, subject to any loss of voting rights.

A shareholder may also, subject to legal and regulatory requirements, vote at a distance or be represented by his spouse or by another shareholder in order to be represented and vote at a general meeting of shareholders.

Voting at a distance is exercised in accordance with the terms and conditions prescribed by applicable laws and regulations. The Company must receive the voting form no later than 3 p.m. (Paris time) on the day prior to the meeting date.

Proxy forms and vote at a distance forms, as well as the certifications attesting to the non-transferability of the shares, may be prepared in electronic form duly signed in accordance with the conditions prescribed by applicable laws and regulations.

The shares are indivisible from the perspective of the Company. Co-owners of shares must be represented at the Company by one of them who will be considered the sole owner or sole agent. In case of disagreement, a court may designate a sole agent at the request of any co-owner. Unless an agreement to the contrary has been duly notified to the Company, the voting right in ordinary general meetings of shareholders belongs to the usufructuary (*usufrutier*), while the voting right in extraordinary general meetings of shareholders belongs to the title owner (*nu-propriétaire*).

General meetings of shareholders may be held by videoconference or by any other means of telecommunication, particularly the Internet, that permits the identification of shareholders in accordance with the conditions set forth in applicable laws and regulations.

Ordinary General Meeting of Shareholders

Ordinary general meetings of shareholders are held to make all decisions that do not amend the by-laws. An ordinary general meeting of shareholders is convened at least once a year, within six months following the end of the fiscal year unless this period is extended by court order, in order to approve the accounts of such fiscal year.

Upon the first convocation, actions taken at an ordinary general meeting of shareholders are only valid if the shareholders present or represented or having voted by mail, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Actions taken at the ordinary general meeting of shareholders require a majority of the votes of the shareholders present, represented or having voted at a distance.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the ordinary general meeting of shareholders by videoconference or other means of telecommunication that permit their identification and that comply with applicable laws and regulations.

Extraordinary General Meeting of Shareholders

Only the extraordinary general meeting of shareholders is authorized to amend any provision of the by-laws. It cannot, however, increase the commitments of shareholders other than through transactions resulting from a legally effected reorganization of the share capital.

Subject to applicable legal requirements with respect to capital increases carried out through a capitalization of reserves, profits or share premia, actions taken at an extraordinary general meeting of shareholders are valid only if, upon first convocation, the shareholders present, represented or voting at a distance hold at least one third, and upon second convocation, one fourth of all shares with voting rights. If the latter quorum is not achieved, the second meeting may be postponed for up to two months following such meeting, and a one-fourth quorum is again required.

Subject to the same requirements mentioned above, actions taken at the extraordinary general meeting of shareholders require a two-thirds majority of the votes of shareholders who are present, represented by proxy or have voted at a distance.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the extraordinary general meeting of shareholders by videoconference or other means of telecommunication that permit their identification and that comply with applicable laws and regulations.

Form and time limit for calling of meetings (Article 32 of the by-laws)

General meetings of shareholders are called by the Management Board on the conditions set forth by the law.

If not called by the Management Board, general meetings of shareholders may be called, in particular, by the statutory auditors or any other person authorized to do so.

They may also be called by the Supervisory Board.

In accordance with Article 130 of the Decree of March 23, 1967, a notice (*avis*) informing shareholders of the next general meeting of shareholders is published in the *Bulletin des annonces légales obligatoires* (BALO) at least 30 days prior to the meeting.

The notice of meeting occurs at least fifteen clear days prior to the date scheduled for the general meeting of shareholders. This period is reduced to six clear days for meetings that occur pursuant to a second convocation and for postponed meetings.

Notices (*avis*) of meetings are published in a newspaper authorized to publish legal announcements in the local administrative area (*département*) in which the Company is registered as well as in the BALO in accordance with Article 124, paragraph 1 of the Decree of March 23, 1967, referred to above. In addition, shareholders holding securities in registered form (*au nominatif*) for at least one month prior to the date of the notice of meeting are invited to the general meeting of shareholders by ordinary mail. Such shareholders may request to receive the notice by registered mail provided they pay the fee for such mailing service to the Company.

The meetings occur on the day, time and place indicated in the notice of meeting.

The notice of meeting must contain the agenda of the meeting.

Office of the Shareholders' Meetings (Article 34 of the by-laws)

General meetings of shareholders are chaired by the Chairman of the Supervisory Board or, in the Chairman's absence, by a member of the Supervisory Board to whom the Board has delegated such role. Failing that, the general meeting of shareholders elects itself a chairperson.

The role of poll officials (*scrutateurs*) is performed by the two shareholders attending the general meeting of shareholders who hold the greatest number of voting rights and accept such role.

The office of the general meeting of shareholders appoints the secretary, who need not be a shareholder.

Agenda

The agenda for general meeting of shareholders is determined by the party calling the meeting.

One or more shareholders representing the relevant percentage of share capital required by applicable regulations, and acting in accordance with the statutory conditions and time limits, are entitled to request that proposals be included on the agenda.

Such a request must be made by registered mail within 10 days of the publication of the notice of the meeting (*avis de réunion*) in the BALO. The requesting parties must provide proof that they hold or represent the required percentage of share capital by registering, prior to sending such request, the owners of the shares in the Company's records.

The general meeting of shareholders may not take any action with respect to any matter that is not on the agenda. However, the general meeting of shareholders may in all circumstances remove and replace one or more members of the Supervisory Board and, under certain conditions, remove and replace one or more members of the Management Board.

The agenda may not be amended on second convocation or in the event of postponement.

Conditions for exercising voting rights

At all general meeting of shareholders, each shareholder has as many votes as shares that he owns or represents, without limitations other than those that may arise from applicable law or the Company's by-laws and, in certain cases, subject to court order. There are no clauses in the by-laws providing for double or multiple voting rights or any limitation to voting rights.

Sale and transfer of shares (Article 9 of the by-laws)

The shares are freely transferable, subject to applicable statutory and regulatory provisions. They are registered in an account and can be transferred pursuant to the terms and conditions set forth in applicable laws and regulations.

Holdings exceeding certain thresholds set forth in the by-laws (Article 9 of the by-laws)

In addition to the legal obligation to inform the Company and the *Autorité des marchés financiers* upon crossing of the 5%, 10%, 20%, 33⅓%, 50% and 66⅔% thresholds of the Company's share capital or voting rights, any individual or legal entity, acting alone or in concert with others, who comes to hold, or ceases to hold, directly or indirectly, within the meaning of Articles L. 233-7 *et seq.* of the French Commercial Code, a number of shares, voting rights or securities giving access to the Company's share capital corresponding to 1% of the Company's share capital or voting rights or a multiple thereof, is required to notify the Company by registered mail, within five trading days from the registration of the securities that trigger such threshold, of the total number of shares, voting rights or securities giving access to the share capital that such individual or legal entity holds, either directly or indirectly whether acting alone or in concert with others.

This notification must be renewed according to the above conditions each time that another 1% threshold is reached or crossed, whether through an increase or a decrease in share ownership, for any reason whatsoever, and including above the 5% threshold.

If one or more shareholders holding at least 1% of the share capital so request at the general meeting of shareholders, a shareholder who has not complied with the above provisions is denied the voting rights attached to the securities which exceed the thresholds requiring notification, without prejudice of any suspension of voting rights by a court on the conditions and subject to the limits set forth by applicable law.

Form and identification of securityholders (Article 9 of the by-laws)

At the discretion of the shareholder, shares can be held in registered (*au nominatif*) or bearer form from the time of their listing on the *Premier marché* of Euronext Paris S.A. All shares must be held in registered form (*au nominatif*) until they are fully paid-up. Such shares are registered in the Company's records or with an authorized financial intermediary on the terms and conditions provided by law.

For the purpose of identifying holders of bearer securities, the Company is entitled, at any time and at its own cost, in accordance with applicable laws and regulations, to request that the central depositary provide it with the name, nationality, date of birth or, in the case of a legal entity, the entity's name, the year of organization, and the address of holders of securities that carry or will carry the right to vote at its general meeting of shareholders, as well as the number of securities held by each such holder, and, if applicable, any restrictions to such securities. If this information is not communicated within the applicable time period or if the information provided is incomplete or erroneous, the Company can require that this information be communicated subject to a penalty.

The financial intermediary registered in accordance with Article L. 228-1 of the French Commercial Code on behalf of an owner not resident in France is required to reveal the identity of the owner of the securities within ten days of a request by the Company or its authorized agent, which may be submitted at any time.

If the Company believes that certain holders of securities in bearer or registered form, whose identity has been provided to the Company, are holding securities on behalf of third-party owners, it is entitled to request that these holders provide information revealing the identity of such securityholders under the conditions described above.

If the recipient of a request made in accordance with the above provisions does not provide the information so requested within the legal and regulatory time limits, or if such recipient provides incomplete or erroneous information regarding either its capacity or the identity of securityowners, the shares or securities giving immediate or eventual access to share capital for which such person is the registered account holder are denied the right to vote at any shareholders' meeting held until the date that such identification is duly provided. The corresponding dividend payment is also deferred until such date.

In addition, if the person registered as holder knowingly disregards the above provisions, the court sitting in the district in which the Company has its registered office may, upon request by the Company or one or more shareholders holding at least 5% of the share capital, order the total or partial loss of voting rights attached to the shares that were subject of the request for information for a total period not exceeding five years and, possibly for the same period, of the corresponding dividend.

The Company may request any legal entity that owns its shares and holds an interest in excess of one-fortieth of the share capital or voting rights to provide information regarding the identity of persons holding, directly or indirectly, more than one-third of the share capital or voting rights of such legal entity that are exercised at such entity's general meetings of shareholders.

Legal Ratifications

In connection with the preparation of the initial public offering of the Company, the mixed general meeting of shareholders of the Company of May 27, 2004, acting unanimously, expressly ratified, restated and confirmed, to the extent necessary, the acts, deliberations or decisions taken by ordinary general meeting of shareholders possibly subject to an irregularity and thus removed and eliminated, to the extent necessary, all potential causes of nullity.

Control by the French State

Economic and financial control

Within the framework of rules governing the French State's economic and financial control (decree No. 55-733 of May 26, 1955), which apply to companies in which the French State or one of its public institutions holds, separately or jointly, directly or indirectly, more than 50% of the share capital or voting rights, a representative of the French State's committee at France Telecom (*mission de contrôle économique et financier*) may attend the Company's Supervisory Board meetings, and any committees established by the Supervisory Board, without the right to vote and may request any information and initiate any investigation he deems necessary to exercise his mission.

Control by the French Court of Auditors (Cour des comptes)

In addition to the audit carried out by the statutory auditors, the Company's financial statements are subject to the control of a French public accounting institution, the French Court of Auditors (*Cour des comptes*) in accordance with Article L. 133-2 of the Financial Courts Code (*Code des juridictions financières*), provided that the French State holds, directly or indirectly, an interest in the share capital that allows it to exercise significant influence over the decision-making and management of the Company. After review of the financial statements, the French Court of Auditors may issue an opinion on the Company's financial management. The French Court of Auditors may also request all documents necessary for its mission and to conduct hearings of any person.

Rights and obligations attached to shares (Article 10 of the by-laws)

Each share gives its holder rights to a portion of the Company's earnings and assets proportional to the amount of capital it represents. In addition, each share entitles its holder to vote and be represented in the general meeting of shareholders in accordance with legal rules and the provisions of the by-laws. Ownership of one share implies, *ipso jure*, adherence to the by-laws and the decisions of the general meeting of shareholders.

Shareholders are only liable up to the amount of their contribution.

Heirs, creditors, successors or representatives of shareholders may not put any assets, securities or shares of the Company underseal, nor request the division or public sale thereof, nor may they interfere in the management of the Company. To exercise their rights, they must refer to the corporate records and the decisions of the general meeting of shareholders.

In the event that it is necessary to hold multiple shares to exercise a particular right, shareholders who do not hold the required number of shares must organize individually to form a group or, where applicable, purchase or sell the necessary shares.

Increase, reduction and amortization of share capital (Article 7 of the by-laws)

The share capital of PagesJaunes may be increased, reduced or amortized in accordance with applicable legal provisions.

Share capital

At the date of this offering memorandum, the share capital of PagesJaunes is €54,810,000, divided into 274,050,000 fully paid-up shares of one class, nominal value €0.20 per share.

Authorized unissued share capital

In its 35th, 36th and 37th resolutions, the extraordinary general meeting of the Company's shareholders held on May 27, 2004 granted, subject to the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A, the necessary authority to the Management Board for a capital increase of PagesJaunes through the issuance of shares or other securities for a maximum aggregate amount of €20 million, in addition to the €20 million capital increase through

capitalization of reserves, earnings or issue premia (excluding capital increases for the benefit of participants in the company savings plan or plans (*plans d'épargne entreprise*) and/or employees) by virtue of the 38th resolution. These shares and securities may be issued, at the discretion of the Management Board, with or without preferential subscription rights.

The table below summarizes the nature of the authorizations adopted by the extraordinary general meeting of shareholders held on May 27, 2004. All authorizations were adopted subject to the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A.:

Securities	Date of authorization and expiration	Maximum amount of debt securities	Maximum nominal amount of capital increase
Debt securities and equivalents	5 years 5 years starting from the admission to trading and the first listing of the Company's shares on the *Premier marché* of Euronext Paris S.A.	€2 billion	—
Capital increase through capitalization reserves, earnings or premia*	26 months July 26, 2006	—	€20 million
Issuances without preferential subscription rights* (capital increase through all types of securities)	26 months July 26, 2006	Debt securities: €20 million	€20 million
Issuances with preferential subscription rights* (capital increase through all types of securities)	26 months July 26, 2006	Debt securities: €20 million	€20 million
Issuances reserved for "qualified investors" *(investisseurs qualifiés)* or a "restricted group of investors" *(cercle restreint d'investisseurs)*	2 years May 26, 2006	Debt securities: €10 million	€10 million
Capital increase reserved for employees (and similar personnel) (capital increase reserved for participants in a company savings plan and/or the employees)	26 months July 26, 2006	—	5% of share capital

* The extraordinary general meeting of shareholders of May 27, 2004 decided, on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., that these three authorizations would be maintained during the period of a public tender or exchange offer for the Company's shares for the period between the general meeting of shareholders on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts.

Issuance of shares and securities giving immediate or future access to the Company's share capital, with or without shareholders' preferential subscription rights

The extraordinary general meeting of shareholders held on May 27, 2004, granted to the Management Board, with the authority to sub-delegate in accordance with applicable laws and regulations, the authority necessary to:

1. Proceed with a capital increase for a period of twenty-six months from the date of such meeting, including in the event of a public tender or exchange offer for securities of the Company (with this latter authorization being effective for the period between the general meeting of shareholders on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts), on one or more occasions, during the period or periods that it will determine and for amounts it deems appropriate, in France as well as abroad, through the issuance of shares or other securities, including stand-alone warrants issued against payment or freely, giving immediate or future rights, at any moment or on a fixed date, to shares of the Company (new or previously issued) through subscription (including the capitalization of reserves, earnings or premia), conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, with shareholders' preferential subscription rights, provided that:

   (i) the maximum aggregate nominal amount of these capital increases that may be carried out immediately or in the future pursuant to this delegation is fixed at €20 million;

   (ii) the maximum aggregate nominal amount of the issuance of securities representing debt of the Company giving access to the Company's share capital, may not exceed €20 million;

   (iii) the issuance of preference shares, investment certificates and securities giving access to these securities are excluded;

   (iv) in the event of a free distribution of warrants or shares to the holders of existing shares, the Management Board will have the ability to decide that distribution rights representing fractional entitlements will not be tradable and that the corresponding rights will be sold with the amount realized from such sale being allocated to the holders of such rights no later than 30 days following the date on which their accounts were credited with the whole number of warrants distributed to them; and

   (v) the amount paid or to be paid to the Company for each of the shares issued or to be issued pursuant to the delegation mentioned above after taking into account, in the case of an issuance of stand-alone warrants, the issue price of such warrants, will be at least equal to the nominal value of the share on the issue date of such securities.

   Securities giving access to the share capital of PagesJaunes so issued may consist of bonds or be linked to the issuance of such securities, or may permit the issuance of such securities in the form of intermediary securities (*titres intermédiaires*). These securities may notably take the form of subordinated or unsubordinated securities with a fixed or an indefinite term, and may be issued either in euros, or in foreign currencies other than euro or in any other monetary unit established by reference to multiple currencies. The maximum nominal amount of debt securities so issued is independent of the amount of debt securities not giving access to share capital that have been, or will be, authorized. The term of debt cannot exceed 50 years, with this duration limited to a maximum of 20 years for debt securities that are convertible, redeemable or in general capable of being transformed into equity. They may bear interest at a fixed and/or variable interest rate or providing for interest to be capitalized and be redeemed with or without premium or amortization; in addition, the securities can be repurchased by the Company on the stock exchange, or through a cash or exchange offer.

   The Management Board may grant to shareholders the right to subscribe to the capital stock or other securities issues, which subscription rights may be exercised in proportion to such shareholders' rights and within the limit of their request. If subscriptions do not account for the entirety of the issuance, the Management Board may, to the extent it deems appropriate, either limit, in accordance with applicable law, the amount of issuance to the subscriptions received, provided that the amount so subscribed amounts to at least three-quarters of the issuance approved, or freely distribute all or a portion of the unsubscribed securities or offer all or a portion thereof to the public.

2. Proceed with a capital increase during a period of twenty-six months from the date of such meeting, including in the event of a public tender or exchange offer for securities of the Company (with this latter authorization being effective for the period between the general meeting of shareholders held on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts), on one or more occasions, during the period or periods that it will determine and for amounts it deems appropriate, in the French market, foreign markets and/or international market, through the issuance of shares or other securities, including stand-alone warrants issued

against payment or freely, giving immediate or future rights, at any moment or on a fixed date, to shares of the Company (new or previously issued) through subscription, conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, without preferential subscription rights of existing shareholders, provided that:

(i) these securities may particularly be issued (a) to pay for any securities tendered to the Company in the context of a public exchange offer initiated in France or abroad for securities satisfying the criteria set forth in Article L.225-148 of the French Commercial Code, or (b) after the issuance by a company in which the Company holds, directly or indirectly, more than half of the share capital, with the approval of the Company, of bonds with subscription rights to shares in the Company or any other securities giving immediate or future rights, through subscription (including the capitalization of reserves, earnings or premia), conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, at any moment or on a fixed date, to securities, which, for this purpose, are or will be issued as representing a portion of the Company's share capital (existing or to be created);

(ii) the total maximum nominal amount of the capital increases that may occur immediately or in the future pursuant to this delegation is €20 million, provided that this amount will be counted towards the maximum nominal amount of any capital increase that may occur immediately or in the future with preferential subscription rights pursuant to the delegation granted by the general meeting of shareholders described in paragraph 1 above;

(iii) the total maximum nominal amount of debt securities that can be issued giving access to the Company's share capital, may not exceed €20 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies), provided that this amount will be counted towards the maximum nominal amount of debt securities that may be issued pursuant to the delegation granted by the general meeting of shareholders described in paragraph 1 above;

(iv) the issuance of preference shares, investment certificates and securities giving access to these securities are excluded;

(v) if the issuances are made on the French market, the Management Board may grant shareholders a priority subscription right to the shares, warrants or other securities issued during a period and in accordance with the terms and conditions that it determines for all or a portion of the issuance. This non-tradable priority right is to be exercised in proportion to the number of shares held by each shareholder. The shares, warrants or securities that are not subscribed during this exercise period will be offered to the public in France or abroad; and

(vi) the amount paid or to be paid to the Company for each of the shares issued or to be issued pursuant to this delegation, after taking into account, in case of the issuance of stand-alone warrants, the issue price of such warrants, will be at least equal to the minimum value set forth by applicable law at the time when this delegation is used, that is, at the date of this document, the average trading price of the Company's shares during 10 consecutive trading days chosen during the 20 trading days immediately preceding the beginning of the issuance, subject to a possible correction of this average to take into account differences in maturity dates.

Securities giving access to the share capital of PagesJaunes so issued may consist of bonds or be linked to the issuance of such securities, or may permit the issuance of such securities in the form of intermediary securities (*titres intermédiaires*). With respect to their issuance, their existence, their conversion into shares and their redemption or amortization, the same provisions apply as are applicable to securities of the same type that may be issued on the basis of the previous resolution. The maximum nominal amount of these debt securities so issued is independent of the amount of debt securities that do not give access to share capital, the issuance of which was or will be authorized by the general meeting of shareholders.

With respect to issuances effected on the French market, the Management Board may grant shareholders a priority right to subscribe to the capital stock or other securities offered, with the Management Board determining the terms and conditions for exercise, without, however, creating transferable rights. Securities that are not subscribed pursuant to this priority right will be offered to the public in France and/or abroad and/or on the international market.

If the subscriptions, including, if applicable, those of shareholders, do not account for the entirety of the issuance, the Management Board may limit the transaction to the amount of subscriptions received in accordance with applicable laws.

3. Proceed with a capital increase, for a period of two years from the date of such meeting, in one or more occasions, in the period or periods that it deems appropriate, in the proportions that it will determine and at an issue price that will at least be equal to the shareholders' equity per share as reflected in the last balance sheet approved on the issuance date or, if the circumstances so require, from a balance sheet prepared during the fiscal year, certified by the statutory auditors and approved by the Management Board, by way of an issuance of shares, without preferential subscription right of existing shareholders, and to reserve the right to subscribe to these issuances to one or several persons within the category of "qualified investors" and/or belonging to a "restricted group of investors" within the meaning of Article L. 411-2 of the French Monetary and Financial Code and decree No. 98-880 of October 1, 1998, or to any other equivalent investors within the meaning of foreign laws, provided that the total maximum nominal amount of the capital increase that may occur immediately or in the future pursuant to this delegation is €10 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies), and provided further that this amount will reduce the maximum nominal amount of any capital increase that may be carried out, immediately or in the future, as a result of the delegation described in paragraph 1 above. The maximum aggregate nominal amount of issuances of debt securities of the Company giving access to its share capital may not exceed €10 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies).

All the thresholds described in paragraphs 1, 2 and 3 are established without taking into account the nominal value of any equity securities possibly to be issued pursuant to applicable laws and regulations, as adjustments in order to maintain the rights of holders (including of stand-alone warrants) of securities issued under this delegation and giving access to shares of the Company in the future, and if applicable, pursuant to contractual clauses providing for other events of adjustment.

Capital increase through capitalization of reserves, earnings or premia

The general meeting of shareholders delegated to the Management Board, with the power to sub-delegate in accordance with applicable law and regulations, for a period of 26 months from the meeting date, including in the event of a public tender or exchange offer for securities of the Company (this latter authorization being effective for the period between the general meeting of shareholders held on May 27, 2004 and the next general meeting of shareholders called to approve the accounts for that year), the necessary authority to increase the share capital, on one or more occasions at the time and in accordance with the terms and conditions that it determines, through the capitalization of reserves, earnings or premia, followed by the creation and free distribution of equity securities or an increase in the nominal value of the existing equity securities or a combination of these two methods.

The general meeting of shareholders delegated to the Management Board, with the power to sub-delegate in accordance with applicable laws and regulations, the authority to determine that fractional entitlements will not be tradable and the corresponding securities sold, with the amount generated from the sale distributed to rights holders no later than 30 days after their account is credited with the whole number of securities distributed to them.

The amount of capital increases, that may be carried out pursuant to this delegation cannot exceed the nominal amount of €20 million. This amount is established independently of the maximum threshold of a capital increase resulting from the issuance of shares or other securities authorized by the general meeting of shareholders and described above.

Capital increases reserved for participants in a company savings plan and/or the employees

Satisfying the quorum and majority requirements of an extraordinary general meeting of shareholders, and after having received the report of the Management Board and the special report of the Statutory Auditors, the general meeting of shareholders, acting in accordance with Articles L. 225-138 IV of the French Commercial Code and L. 443-1 *et seq.* of the French Labor Code and Article L. 225-129 VII of the French Commercial Code, delegated to the Management Board, for a period of twenty-six months from the meeting date, and on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the necessary authority to increase the share capital, on one or more occasions, during the period and according to the terms and conditions that it will determine, through issuance of shares or other securities giving access to share capital reserved for (i) participants in savings plan(s) of the Company and/or of related companies within the meaning of Articles L. 225-180 of the French Commercial Code and/or L. 233-16 of the French Commercial Code, and/or of the France Telecom Group, or through the free distribution of shares or securities giving access to share capital (in particular through capitalization of reserves, earnings or premia) within applicable statutory and regulatory limits, and/or (ii) salaried personnel of the Company and/or of related companies within the meaning of Articles L.

225-180 and/or L. 233-16 of the French Commercial Code, and/or of the France Telecom Group, or through the free distribution of shares or securities giving access to share capital (in particular through capitalization of reserves, earnings or premia) pursuant to the conditions prescribed by law and regulation.

The total number of shares that can be offered for subscription pursuant to this authorization on the date of the resolution of the Management Board may not exceed 5% of the total number of shares comprising the share capital of the Company. This number of shares is determined without regard to the maximum limits of capital increases resulting from the issuance of shares or other securities authorized by the delegations described above (see "– Issuance of shares and securities giving immediate or future access to the Company's share capital, with or without shareholders' preferential subscription rights" above and "– Capital increase through capitalization of reserves, earnings or premia" above).

Other securities giving access to share capital

At the date of this offering memorandum, there are no other securities giving access to the share capital of the Company.

Acquisition by the Company of its own shares

On the non-retroactive condition that the Company's shares will be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. and in accordance with Articles L. 225-209 *et seq.* of the French Commercial Code and Regulation No. 98-02 of the *Commission des opérations de bourse*, the ordinary general meeting of shareholders held on May 27, 2004 authorized the Management Board to acquire the Company's shares by any means, on the market or over-the- counter, within a limit of 10% of the Company's existing share capital on the date of the meeting and in the future, as long as this delegation remains valid, within the maximum limit of 10% of the effectively existing share capital, on the following conditions:

- the maximum purchase price may not exceed 100% of the first price quoted upon the admission for trading on the *Premier marché* of the Company (excluding fees) and the minimum sale price should not be less than 50% of the first price quoted upon the admission for trading on the *Premier marché* of the Company (excluding fees), provided that in case of equity-related transactions, particularly any capitalization of reserves and free distribution of shares and/or split or consolidation of shares, the purchase or sale price indicated above will be adjusted accordingly, and with respect to the free distribution of shares, pursuant to Articles L. 443-1 *et seq.* of the French Labor Code, the sale price or monetary equivalent of such shares would be determined in accordance with the specifically applicable legal provisions; in addition, the minimum sale price will not apply to any delivery or as payment or in exchange in the context of acquisitions;
- the total amount allocated to this share repurchase program cannot exceed €400 million;
- this authorization is valid for a maximum period of eighteen months starting from May 27, 2004; and
- the acquisition, sale or transfer of shares can occur (including during a public offer period subject to such offer being exclusively made in cash) in accordance with the conditions prescribed by the market authorities, by any means, in particular on the market or over-the-counter, including through acquisitions, block sales, public tender, exchange or sale offers, through the use of any financial instruments particularly through the issuance of warrants or securities giving a right to shares of the Company, or through the implementation of option schemes under the conditions prescribed by the market authorities, including the sale of purchase or exchange options, and during the period that the Management Board or the person acting pursuant to the delegation by the Management Board will decide.

Such purchases of shares may take place for any purpose permitted by law or that will be permitted by law; in particular, the Company may use this share repurchase program to:

- proceed with purchases and sales based on market conditions;
- allocate shares to employees as part of their participation in the Company's expansion or pursuant to a company or group savings plan;
- proceed with purchases and sales aimed at stabilizing the market price through a systematic intervention against trends;
- deliver shares in connection with the exercise of rights attached to securities giving a right to shares of the Company through conversion, exchange, redemption, exercise of a warrant or through any other means;
- retain, sell or otherwise transfer such shares by any means, in particular for the exchange or transfer of securities in connection with acquisitions or, more generally, at the time of implementation of a policy of asset and financial management;

- use such shares in any appropriate manner to optimize the management of shareholders' equity of PagesJaunes;
- cancel all or a portion of such shares in accordance with the authorization granted by the general meeting of shareholders of May 27, 2004; and
- perform hedging transactions of securities issued by PagesJaunes.

The Management Board will inform shareholders during the annual general meeting of shareholders of such purchases, transfers or sales of shares.

In connection with the admission for trading of the Company's shares on the *Premier marché* of Euronext Paris S.A., more detailed information on this share repurchase program will be included in the prospectus (*note d'opération*), which is subject to obtaining a *visa* from the *Autorité des marchés financiers* (*AMF*).

Debt securities

On the non-retroactive condition that the Company's shares will be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the general meeting of shareholders held on May 27, 2004 authorized the Management Board to proceed in its discretion, on one or more occasions, in France, abroad and/or internationally, with the issuance of bonds or similar securities, in particular subordinated securities of fixed or indefinite maturity, or, in the same issuance, any other debt security of the same priority, and whether or not accompanied with warrants giving right to the distribution, acquisition or subscription of other bonds, similar securities or other securities of such priority.

The general meeting of shareholders decided:

- that the maximum nominal amount, for all the above-mentioned securities to be issued, cannot exceed €2 billion or the equivalent of this amount either in any currency of one of the countries forming part of the euro zone or in a foreign currency other than the euro or in any other monetary unit established by reference to multiple currencies, provided that this maximum nominal amount will apply globally to bonds and similar securities and also to other debt instruments issued immediately upon or following the exercise of warrants, but that this same amount will not include any redemption premium; and
- that this authorization is valid for a period of five years from the day of the shareholders' meeting.

The general meeting of shareholders has granted to the Management Board all the powers, with the power to sub-delegate, on the conditions prescribed by law, to:

- proceed with the issuances described above within the limits specified above, determining the date, type, amounts and currency of the issuance;
- determine the terms of the securities to be issued, in particular their nominal value and the dividend entitlement date, issue price, if applicable at a premium, fixed and/or variable interest rate, payment date, or, in case of variable rate securities, the mechanics for determining the interest rate or conditions of the capitalization of interest;
- based on market conditions, set the terms of amortization and/or mechanics for early redemption of the issued securities, if applicable, with a fixed or variable premium, or even repurchase by the Company;
- if necessary decide to provide a guarantee or surety on the securities issued and determine the nature and terms thereof; and
- in general, decide all terms and conditions of each issuance, including its possible listing on a regulated stock market, conclude all agreements with all banks and entities, take all measures and fulfill all required formalities and, in general, take all actions necessary.

Non-equity securities

At the date of this document, there are no securities not representing share capital of the Company.

Stock Option Plans

At the date of this document, the Company does not intend to put in place any stock option plans.

Evolution of the Company's share capital over the last five years

Date	Transaction	Number of shares issued	Nominal value of capital increase	Issue premium per share	Total amount of issue premium	Successive capital amounts	Number of shares	Nominal value
Mixed general meeting of shareholders March 10, 1999	Conversion to Euro Capital increase by drawing from "other reserves"	—	F 3,140,868.78	—	—	€3,654,000	12,180	€300
Extraordinary general meeting of shareholders June 23, 2000	Capital increase pursuant to contribution by France Telecom	170,520	€51,156,000.00	€547.77	€42,249,363	€54,810,000	182,700	€300
Mixed general meeting of shareholders May 27, 2004	Division of nominal value	274,050,000	—	—	—	€54,810,000	274,050,000	€0.20

MARKET INFORMATION

There is currently no public market for the shares and the shares are not currently listed for trading on any stock market. The PagesJaunes shares have been approved for listing on the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Euronext Paris S.A.

Securities approved for listing on Euronext Paris S.A. ("Euronext Paris") are traded in one of three markets. The securities of most large public companies are listed on the *Premier marché*, with the *Second Marché* available for small and medium-sized companies. Trading on the *Nouveau Marché* was introduced in March 1996 to allow companies seeking development capital to access the stock market. Euronext has announced that it currently expects that, beginning in January 2005, the *Premier marché*, *Second Marché* and *Nouveau Marché* will be combined, and all securities listed on Euronext Paris will trade over a single market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the *Marché Libre OTC*, which is also operated by Euronext Paris.

Admission to the *Premier marché* is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the *Premier marché* are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Shares listed on the *Premier marché* are placed in one of two categories depending on the volume of transactions. PagesJaunes' shares will be listed in the category known as *Continu*, which includes the most actively traded securities.

Securities listed on the *Premier marché* of Euronext Paris are traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time), a pre-closing session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. From 5.30 p.m. to 5.40 p.m. (trading-at-last phase), transactions are executed at the closing price. Any trade of a security that occurs outside the trading hours is effected at a price within a range of 1% around the closing price for that security.

Euronext Paris may temporarily suspend trading in a security listed on the *Premier marché* if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Once trading has commenced, further suspensions for up to four minutes are also possible if the price varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on the *Premier marché* in certain circumstances including, for example, the occurrence of unusual trading activity in a security. In addition, in exceptional cases, the AMF may also require Euronext Paris to suspend trading.

Since September 25, 2000, all trading on the *Premier marché* has been performed on a cash-settlement basis. However, market intermediaries are also permitted to offer investors the possibility of placing orders on a deferred settlement service (*Ordre Stipulé à Règlement-Livraison Différé* or OSRD) for a fee. The OSRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors in shares eligible for the OSRD can elect at the latest on the determination date (*date de liquidation*), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. PagesJaunes' shares will be eligible for the OSRD.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, if the sale of a security traded on a deferred settlement basis takes place before, but during the month when a dividend is paid, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the *Premier marché*, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated

by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the *Premier marché* are cleared through Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading by PagesJaunes in its own shares

Under French law, PagesJaunes may not issue shares to itself, but PagesJaunes may purchase its shares in the limited cases described in "Description of Share Capital – Acquisition by the Company of its own shares".

LIMITATIONS AFFECTING SECURITY HOLDERS

Ownership of shares by non-French persons

Under French law, there is currently no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions. *See "Description of Share Capital".*

Exchange controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

TAXATION

This section describes the material United States federal income and French tax consequences of acquiring, owning and disposing of shares acquired by a U.S. holder in this offering and held by the U.S. holder as a capital asset for tax purposes. This section does not apply to holders that are members of a special class of holders subject to special rules, including:

- a dealer in securities,
- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
- a tax-exempt organization,
- a life insurance company,
- a person liable for alternative minimum tax,
- a person that actually or constructively owns 10% or more of the Company's share capital or voting stock,
- a person that holds shares as part of a straddle or a hedging or conversion transaction, or
- a U.S. holder whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the Convention Between the United States of America and France for the Avoidance of Double Taxation and Fiscal Evasion (the "Treaty"). These laws are subject to change, possibly on a retroactive basis.

A "U.S. holder" is a beneficial owner of shares that is for United States federal income tax purposes:

- a citizen or resident of the United States,
- a domestic corporation,
- an estate whose income is subject to United States federal income tax regardless of its source, or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Prospective investors should consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of shares in their particular circumstances.

Taxation of Dividends

French Taxation

In France, companies may only pay dividends out of income remaining after tax has been paid.

When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the *avoir fiscal*, in respect of a dividend distributed pursuant to a decision by the responsible body of the distributing French corporation, such as the Company.

The amount of the *avoir fiscal* attached to dividends paid is equal to (1) 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime, or (2) 10% of the dividend paid for other shareholders.

In addition, if the distribution of dividends by a French company gives rise to the French equalization tax (*précompte*), shareholders entitled to the *avoir fiscal* at the rate of 10% are generally entitled to an additional amount of *avoir fiscal* equal to 80% of the *précompte* paid in cash by such company. As further described below, the *précompte* is a tax that is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an *avoir fiscal* (see paragraph below relating to the *précompte*).

The 2004 French Finance Act contains significant amendments in respect of the tax regime of dividend distributions, however, including the elimination of the *avoir fiscal*. Specifically:

- French resident individuals will continue to benefit from the *avoir fiscal* in respect of 2004 dividend distributions. However, dividends paid to French resident individuals as from January 1, 2005 would no longer carry an *avoir fiscal*. Instead, from 2005 on, they will benefit from a tax allowance of 50% applicable to amounts distributed pursuant to a decision by the responsible body of the distributing company. In addition, individual shareholders will benefit from a tax credit equal to 50% of the distributed amounts, before the application of the relevant tax allowance described above, subject to a threshold of € 115 or € 230, according to the familial situation of the taxpayer. This tax credit is deducted from the personal income tax due with respect to the year over the course of which such amounts were received and may be refunded, as the case may be. The elimination of the *avoir fiscal* and the benefit of the tax credit are solely with respect to distributions paid out as from January 1, 2005.

- legal entities subject to corporation tax will not be able to off-set the *avoir fiscal* against the tax to which such entities are liable, is eliminated with respect to tax credits which can be utilized as from January 1, 2005. In addition, subject to certain exceptions, the French Finance Act for 2004 implements an exceptional levy of 25%, assessed on the dividends received on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.

Pursuant to French domestic law, dividends paid by French companies to non-resident shareholders will generally be subject to a 25% French withholding tax. Under most tax treaties entered into between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld in France. Under some tax treaties, the withholding tax is eliminated altogether.

Certain of these treaties further provide for a transfer of the *avoir fiscal* or similar tax credit to the extent it is available to French resident shareholders and/or a refund of the *précompte*. These provisions of any such treaties, as they relate to the *avoir fiscal* per se and the *précompte*, will no longer apply with respect to distributions made from 2005 on.

The French Finance Act for 2004 does not clarify the situation of non-resident recipients. Non-resident individual shareholders who currently benefit from a treaty providing for the transfer of the *avoir fiscal*, or similar tax credit, however, should (i) remain entitled to the *avoir fiscal*, or similar tax credit, in respect of dividends paid to them in 2004, even if in practice, the *avoir fiscal* is transferred not before January 15, 2005 and (ii) benefit from the tax credit equal to 50% of the distributed amounts subject to a threshold of € 115 or € 230 according to the familial situation of the taxpayer and, as the case may be, a refund of such tax credit, subject to guidance to be issued by the French tax authorities. Non-resident shareholders other than individuals will no longer be entitled to the *avoir fiscal* in respect of dividends distributed from January 1, 2004 and will not be entitled to the transfer of the new tax credit since it is not available to French shareholders who are not individuals.

The following countries, French overseas territories, known as *Territoires d'Outre-Mer*, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	India	Mexico	Switzerland	*French Territoires d'Outre-Mer and Other*
Austria	Israel	Namibia	Togo	Mayotte
Belgium	Italy	The Netherlands	Turkey	New Caledonia
Bolivia	Ivory Coast	New Zealand	Ukraine	Saint-Pierre et Miquelon
Brazil	Japan	Niger	United Kingdom	
Burkina Faso	Latvia	Norway	United States	
Canada	Lithuania	Pakistan	Venezuela	
Estonia	Luxembourg	Senegal		
Finland	Malaysia	Singapore		
Gabon	Mali	South Korea		
Ghana	Malta	Spain		
Iceland	Mauritius	Sweden		

Under these treaties, a shareholder who fulfills specific conditions may currently apply to the French tax authorities for the lower rate of withholding tax, generally 15%, and for a refund equal to the *avoir fiscal*, after deduction of withholding tax payable on the *avoir fiscal*.

The French tax authorities issued guidelines allowing French companies to directly apply the reduced withholding tax rate to residents of the countries mentioned above who had a right to a refund of the *avoir fiscal*. Now that the *avoir fiscal* has been abolished, the procedures and timing for claiming the benefit of the reduced rate of French withholding tax with respect to distributions made from 2005 on, and, if applicable, the transfer of the new tax credit will have to be clarified by the French tax authorities.

Until the French tax authorities issue new guidelines regarding distributions to occur from 2005 on, it is unclear whether, from 2005 on, the Company shall withhold tax from dividends payable to shareholders entitled to a lower treaty withholding tax, at the lower treaty rate or at the rate of 25%. Amounts withheld from dividends paid to shareholders eligible for treaty benefits in excess of the lower treaty rate, however, are refundable from the French tax authorities.

If the distributed dividends carry any *avoir fiscal*, a French company must pay an equalization tax known as the *précompte* to the French tax authorities if it distributes dividends out of (1) profits which have not been taxed at the ordinary corporate income tax rate, or (2) profits which have been earned and taxed more than five years before the distribution. The amount of the *précompte* is equal to 50% of the net dividends before withholding tax.

Although it is not free from doubt, a shareholder that is not a French resident for French tax purposes should obtain a refund of all or part of the *précompte*, if any, the French company actually paid in cash, net of applicable withholding tax on distributions it will make in 2004 if (1) the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of all of the *avoir fiscal*, or (2) the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the *avoir fiscal*.

Note that the French Finance Act for 2004 does not clarify the situation of non-residents. Non-resident shareholders that are not entitled to benefit from the transfer of the *avoir fiscal* but are otherwise entitled to benefit from a double tax treaty (*i.e.*, corporate shareholders and individuals, if they are not entitled to benefit from the transfer of the *avoir fiscal*), should be entitled to a refund of the *précompte*, if any, that the Company will pay in cash on distributions it will make in 2004.

Finally, the exceptional levy introduced by the 2004 French Finance Act of 25% assessed on the net dividends before withholding tax, on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution, will not be refundable to non-resident shareholders but will be offsettable against the corporate income tax liability of the Company of the next three years within the limit of one-third of its amount, any excess being refundable to the Company.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid (before reduction for French withholding taxes and including any *avoir fiscal* or *précompte*) to a U.S. holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period retroactively to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid with respect to the shares generally will be qualified dividend income, provided the U.S. holder meets the holding period requirements.

A U.S. holder must include in the gross amount of dividend any French taxes withheld from the dividend payment even though the holder does not in fact receive the amount withheld. The dividend is taxable to the U.S. holder when it is actually or constructively received by the holder. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such

gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the shares and thereafter as capital gains.

Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. Amounts withheld from dividends paid to shareholders eligible for treaty benefits in excess of the lower treaty rate are refundable from the French tax authorities. To the extent a refund of tax withheld is available to a U.S. holder (for example, because the holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder's United States federal income tax liability.

Dividends will be income from sources outside the United States, and generally will be "passive income" or "financial services income," which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Taxation of Capital Gains

French Taxation

Generally, a shareholder of the Company will not be subject to any French income tax or capital gains tax upon sale or disposition of shares of the Company if both of the following apply to such shareholder:

- the shareholder is not a French resident for French tax purposes; and
- the shareholder has held not more than 25% of the Company's dividend rights, known as *droits aux bénéfices sociaux*, at any time during the preceding five years alone or with relatives, either directly or indirectly.

If a double tax treaty between France and the country of residence of the shareholder of the Company contains more favorable provisions, such shareholder may not be subject to any French income tax or capital gains tax upon sale or disposition of any shares of the Company, even if one or both of the above statements applies to such shareholder.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not subject to French income tax or capital gains tax upon disposition of any shares of the Company.

If a transfer of shares of the Company is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3.049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of shares, a U.S. holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis (determined in U.S. dollars) in such shares. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

Additional French Tax Considerations

French Estate and Gift Taxes

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. Investors should consult their own tax advisor about whether French estate and gift tax will apply to them and whether they may claim an exemption or tax credit.

French Wealth Tax

Individual shareholders of the Company will not be subject to French wealth tax, known as *impôt de solidarité sur la fortune*, on the shares of the Company if both of the following apply to such shareholder:

- the shareholder is not a French resident for the purpose of French taxation; and
- the shareholder owns less than 10% of the Company's capital stock, either directly or indirectly, provided such shareholder's shares do not enable him to exercise influence on the Company.

If a double tax treaty between France and the country of residence of the shareholder of the Company contains more favorable provisions, such shareholder may not be subject to French wealth tax even if one or both of the above statements applies to such shareholder.

Additional United States Federal Income Tax Considerations

Passive Foreign Investment Company Rules

The Company believes that its shares should not be treated as stock of a passive foreign investment company, or "PFIC," for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were treated as a PFIC, gain realized on the sale or other disposition of the shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if it had realized the gain and certain "excess distributions" ratably over its holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Dividends received from the Company will not be eligible for the special tax rates applicable to qualified dividend income, if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year, but will be taxable at rates applicable to ordinary income.

If the shares are treated as marketable stock, however, a U.S. holder may also make a mark-to-market election and will not be subject to the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of the shares at the end of the taxable year over the holder's adjusted basis in the shares. Amounts treated as ordinary income under these rules also will not be eligible for the special tax rates applicable to qualified dividend income.

A U.S. holder that owns shares during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

Information Reporting and Backup Withholding

Information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to a noncorporate U.S. holder in respect of:

- dividend payments and other taxable distributions made to the holder within the United States or, in certain circumstances, outside the United States by certain financial intermediaries, and
- the payment of the proceeds to the U.S. holder from the sale or disposition of shares effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments to a noncorporate U.S. holder that:

- fails to provide an accurate taxpayer identification number,
- is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on the holder's federal income tax returns, or
- in certain circumstances, fails to comply with applicable certification requirements.

In addition, a sale or disposition of shares effected at a foreign office of a broker generally will be subject to information reporting if the broker is:

- a United States person,
- a controlled foreign corporation for United States tax purposes,
- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
- a foreign partnership, if at any time during its tax year:

- one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
- such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply to the sale by a U.S. holder that is subject to information reporting, if the broker has actual knowledge that the holder is a United States person.

A holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's United States federal income tax liability by filing a refund claim with the Internal Revenue Service.

General

Wanadoo, PagesJaunes and the underwriters in the Global Offering have entered into a global underwriting agreement with respect to the International Offering and the French Public Offering. ABN AMRO Rothschild GIE, BNP Paribas, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as Joint Global Coordinators and Joint Bookrunners for the Global Offering and CALYON is acting as Retail Global Coordinator and Joint Bookrunner for the French Public Offering. Under the terms of the global underwriting agreement, the underwriters have agreed, severally and not jointly, subject to the satisfaction of certain conditions, to use their best efforts to procure purchasers for or, failing which, to purchase themselves, the respective number of shares being offered in the International Offering set forth opposite their names in the table below.

Underwriters	Number of Shares
ABN AMRO Rothschild GIE	6,000,000
BNP Paribas	6,000,000
CALYON	6,000,000
Lehman Brothers International (Europe)	6,000,000
Morgan Stanley & Co. International Limited	6,000,000
CDC-IXIS Capital Markets and Lazard Frères Banque, acting severally under the name Lazard-IXIS	2,100,000
Citigroup Global Markets Limited	2,100,000
Goldman Sachs International	2,100,000
Société Générale	2,100,000
Dresdner Bank AG London	1,600,000
Total	40,000,000

The Global Offering, which consists of 88,000,000 shares, comprises this International Offering and the French Public Offering. Wanadoo is offering 40,000,000 shares in the International Offering. The shares in the International Offering are being offered to institutional investors at the International Offering price stated on the cover page of this offering memorandum. After the initial offering, the shares may be offered at a different price.

Wanadoo is offering 48,000,000 PagesJaunes shares in the French Public Offering in the form of an open price retail offer, or *offre à prix ouvert.* The shares in the French Public Offering are being offered at the International Offering price less a discount of €0.30 per share. Pursuant to the global underwriting agreement, these shares are being underwritten by the underwriters on a standby basis in the same proportions among them as in the International Offering. Certain former shareholders of Wanadoo who tendered their Wanadoo shares into France Telecom's Exchange Offer for the shares of Wanadoo, as well as shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 21, 2004, shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 28, 2004 and certain individual investors, may submit priority orders in the French Public Offering, subject to certain conditions and limits.

Wanadoo has granted to the Joint Global Coordinators, on behalf of the underwriters, an Over-Allotment Option, exercisable on one occasion until August 6, 2004, to purchase up to 13,200,000 additional shares of PagesJaunes at the International Offering price, less the selling commission described below. The Joint Global Coordinators may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Global Offering. To the extent this Over-Allotment Option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase such additional shares in the same proportions as set forth in the table above.

Concurrently with the Global Offering, PagesJaunes is offering, through capital increases reserved for employees, up to 9,591,750 newly-issued shares to certain eligible current and former employees of PagesJaunes, France Telecom and certain of their subsidiaries (including QDQ Media). See "— Employee Offering" below.

The PagesJaunes shares have been approved for listing on the monthly settlement market of the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Wanadoo has agreed to pay the various underwriters, in respect of the International Offering, underwriting commissions of 0.30% and management commissions of 0.30% of the aggregate offering price for the shares offered in the International Offering (excluding any shares sold pursuant to the Over-Allotment Option), together with any applicable VAT. Wanadoo has also agreed to pay the various

underwriters, in respect of the International Offering (other than to the Retail Global Coordinator for the French Public Offering, for which separate arrangements apply), a selling commission of 0.90% of the aggregate offering price for the shares offered in the International Offering (including with respect to any additional shares sold as a result of any exercise of the Over-Allotment Option), together with any applicable VAT. In addition, Wanadoo may at its sole discretion pay to one or more of the underwriters an incentive fee of up to €12,528,000 in the aggregate, the final incentive fees payable to each individual underwriter being based on, among other factors, the final offering price achieved.

Wanadoo and PagesJaunes have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters are entitled to terminate the global underwriting agreement under certain circumstances.

Prior to this offering, there has been no public market for the PagesJaunes shares. The International Offering price was determined through negotiations among Wanadoo, PagesJaunes and the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of PagesJaunes and the industries in which it operates in general, sales, earnings and certain other financial and operating information relating to PagesJaunes in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of PagesJaunes. There can be no assurance that the offering price corresponds to the price at which the shares will trade in the public market following this offering or that an active market for the shares will develop and continue after this offering.

Wanadoo and PagesJaunes have been advised by certain of the underwriters that they intend to make a market in the shares as permitted by applicable laws and regulations. However, these underwriters are under no obligation to do so, and any such market-making may be interrupted or discontinued at the discretion of the market makers without notice.

Delivery of shares and payment

Wanadoo expects that delivery of the shares will be made against payment therefor on or about July 13, 2004.

Lock-up agreements

Wanadoo and PagesJaunes have agreed that neither Wanadoo nor PagesJaunes will, without the prior written consent of the Joint Global Coordinators, issue, offer for sale or sell any shares of PagesJaunes or securities exchangeable or convertible into, or exercisable for, shares of PagesJaunes (together, "Equity Securities") for a period of 180 days following the closing date of the Global Offering. The restrictions in the preceding sentence are subject, in PagesJaunes' case, to certain exceptions, including:

(i) the issuance of the newly-issued shares in the Employee Offering;

(ii) the sale of up to 1,000,000 existing shares in stabilization transactions;

(iii) the issuance of Equity Securities in connection with any restructuring involving a transfer from France Telecom or any of its affiliates (including, in particular, the possible transfer from Wanadoo International to PagesJaunes of the shares or assets of Telecontact (Maroc) and/or Jordan Yellow Pages), provided that in any such event PagesJaunes will procure that the recipient of Equity Securities is bound by the lock-up for the balance of its term;

(iv) the issuance of Equity Securities, after an initial period of 90 days following the closing date of the Global Offering, in connection with any acquisition of shares or assets of a third party, to the extent the related capital increase does not exceed 3% of the then outstanding share capital of PagesJaunes; and

(v) the issuance of Equity Securities for any other purpose, to the extent the related capital increase does not exceed 2,000,000 shares in the aggregate.

Stabilization and other transactions

In order to facilitate the offering of the shares, Morgan Stanley & Co. International Limited (the "Stabilizing Manager"), on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the Stabilizing Manager may over-allot in connection with the offering, creating a short position in the shares for its own account. In addition, to cover over-allotments or to stabilize the price of the shares, the Stabilizing Manager may bid for, and purchase, shares

in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in the offering, if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Relationships between PagesJaunes, Wanadoo, France Telecom and the underwriters in the International Offering

From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to Wanadoo, PagesJaunes or France Telecom and some of the underwriters may have commercial banking relationships with Wanadoo, PagesJaunes or France Telecom.

Employee Offering

Concurrently with the Global Offering, PagesJaunes is, by way of capital increases, offering up to 9,591,750 newly-issued shares, or up to 3.5% of its current capital stock, in France and Spain on a reserved basis to certain eligible current and former employees of France Telecom, PagesJaunes and certain of France Telecom's and PagesJaunes' subsidiaries (including QDQ Media) who belong or could belong to the France Telecom group savings plan. On the basis of an independent expert's final valuation report, PagesJaunes' Management Board, at its meeting held on July 7, 2004, set the subscription price for the Employee Offering at €11.30 per share. The Employee Offering is conditional on the listing of the PagesJaunes shares on the *Premier marché* of Euronext Paris S.A.

General

Except in relation to the offering of shares in France, no action has been or will be taken in any jurisdiction by PagesJaunes, Wanadoo or the underwriters that would permit a public offering of the shares or possession or distribution of an offering memorandum in any jurisdiction where action for that purpose would be required. This offering memorandum may not be used for, in connection with, and does not constitute any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required to inform themselves about, and to observe, all such restrictions. Neither PagesJaunes, nor Wanadoo, nor any of the underwriters accepts any responsibility for any violation by any person, whether or not it is a prospective purchaser of shares, of any such restrictions. Each underwriter has agreed to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession any offering documents or any amendment or supplement thereto or any other offering or publicity material.

United States

The shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. The underwriters have agreed to offer and sell the shares in the United States only to qualified institutional buyers as defined in and pursuant to Rule 144A under the Securities Act or outside the United States in compliance with Regulation S under the Securities Act.

Regulation S shares

Each purchaser of the shares being offered in reliance on Regulation S will be deemed to have represented, agreed and acknowledged that it has received a copy of this offering memorandum and that:

(1) the purchaser is outside the United States;

(2) the purchaser is aware that the shares have not been and will not be registered under the Securities Act and that the shares are being offered outside the United States in reliance on Regulation S;

(3) the shares may not be resold in the United States except pursuant to an exemption from the registration requirements of the Securities Act;

(4) if the purchaser is acquiring the shares as a fiduciary or agent for one or more other investor accounts, with respect to each such account it has sole investment discretion and it has full power to make these acknowledgements, representations and agreements on behalf of such account; and

(5) PagesJaunes, Wanadoo, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of or by the purchaser.

In addition, until 40 days after the commencement of the Global Offering, any offer or sale of the shares that is made within the United States by any dealer (whether or not participating in the Global Offering) may violate the registration requirements of the Securities Act.

Rule 144A shares

The global underwriting agreement provides that the underwriters may, directly or though affiliates, arrange for the offer and resale of the shares within the United States only to qualified institutional buyers as defined in Rule 144A ("QIBs") and in compliance with applicable state securities laws. Each purchaser of the shares within the United States pursuant to Rule 144A will be deemed to have represented, agreed and acknowledged that it has received a copy of the offering memorandum and that:

(1) the shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

(2) the purchaser (i) is a QIB within the meaning of Rule 144A, (ii) is aware, and each beneficial owner of the shares has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such shares for its own account or for the account of a QIB;

(3) the purchaser is aware that the shares are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

(4) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such shares, such shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) in accordance with Rule 144 under the Securities Act (if available but in respect of which no representation is made) or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction; and

(5) PagesJaunes, Wanadoo, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of and by the purchaser. If the purchaser is acquiring any shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

France

This offering memorandum has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the "AMF") and accordingly may not be used in connection with any offer to purchase, subscribe or sell shares to the public in France. For the purposes of the French Public Offering and the listing of the shares on Euronext Paris, a *Prospectus* consisting of a *Document de Base* and a *Note d'Opération* in the French language has been prepared and has received the *visa* of the AMF.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a) it has not offered for sale or sold, and, prior to the expiry of a period of six months from the closing date for the Global Offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to PagesJaunes; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

No prospectus has been issued or will be issued in respect of the shares for distribution to the public under applicable Canadian securities laws (including the securities laws of the Canadian provinces and territories). The shares may not be offered or sold, directly or indirectly, in Canada, or any province or territory thereof, except with the prior authorization of the Joint Global Coordinators to persons resident in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec or Prince Edward Island (collectively, the "offering provinces") only and in compliance with applicable Canadian securities laws, and accordingly, the shares will be offered or sold in the offering provinces only (i) pursuant to an exemption from the prospectus and registration requirements of applicable securities legislation of any of the offering provinces, and (ii) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registration requirements in each of the offering provinces.

Japan

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended). No person may offer or sell, directly or indirectly, any shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for offering or sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Italy

The offer of shares has not been cleared by the *Commissione Nazionale per le Società e la Borsa* ("Consob") pursuant to Italian securities legislation and, accordingly, no shares will be offered, sold or delivered, no copies of this offering memorandum or any other document relating to the shares may be distributed in the Republic of Italy, except to professional investors, as defined in Article 31, second paragraph, of Consob Regulation n. 11522 of July 1, 1998, as amended, and provided that such professional investors act for their own account and not as depositaries or nominees for other shareholders.

The Netherlands

The shares may not be offered or sold, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, or as ancillary activity, invest in securities).

Spain

The Global Offer has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

AVAILABLE INFORMATION

The Company is not required to file periodic reports under Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company will, however, apply for an exemption from the filing requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder and will furnish certain documents to the U.S. Securities and Exchange Commission pursuant to such rule. If, at any time, the Company is neither subject to Section 13(a) or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), it will furnish, upon request, to any holder of shares or any prospective purchaser designated by such shareholder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate resales of the shares pursuant to Rule 144A.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

The Company is a *société anonyme*, a form of limited liability company, established under the laws of France. The Company's directors and substantially all of its executive officers are non-residents of the United States, and a substantial portion of the assets of the Company and its directors and executive officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to execute judgments of courts of the United Stated predicated upon any civil liability provisions of the U.S. federal or state securities laws.

In an original action brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to adjudicate such action. Actions for enforcement of judgments of U.S. courts rendered against the French persons referred to in the preceding paragraph would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Company believes that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, while the obtaining of evidence in France or from French persons in connection with actions in the United States under the U.S. federal securities laws is subject to the procedures of the Hague Convention on the Taking of Evidence Abroad in Civil or Commercial Matters, the obtaining of such evidence could be affected under certain circumstances by the French Law of July 16, 1980, which may preclude or restrict the obtaining of such evidence.

INDEPENDENT AUDITORS

The Group's unaudited pro forma consolidated financial statements at and for each of the three years ended December 31, 2001, 2002 and 2003 have been examined, in accordance with professional standards applicable in France, by Deloitte Touche Tohmatsu, independent auditors, and Ernst & Young Audit, as independent contractual auditors, as stated in their report appearing elsewhere herein. The Group's consolidated financial statements at and for the year ended December 31, 2003 were audited in accordance with professional standards applicable in France by Deloitte Touche Tohmatsu, independent statutory auditors, and Ernst & Young Audit, as independent contractual auditors, as stated in their report appearing elsewhere herein. The Company's statutory annual financial statements for the year ended December 31, 2003 have been audited in accordance with professional standards applicable in France by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing elsewhere herein. The Company's statutory annual financial statements for the year ended December 31, 2002 have been audited in accordance with professional standards applicable in France jointly by RSM Salustro Reydel and Ernst & Young Audit, independent auditors.

VALIDITY OF THE SHARES

The validity of the shares offered hereby will be passed upon for PagesJaunes by Sullivan & Cromwell LLP, the Company's U.S. and French counsel, and for the underwriters by Shearman & Sterling LLP, U.S. and French counsel for the underwriters.

GLOSSARY

Azur number: Telecommunication number, for which the cost is shared between the publisher of the service and the caller.

Company: PagesJaunes S.A.

Consolidated Group: The Consolidated Group means the consolidated group of entities consisting of the Company and all its subsidiaries, except PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban.

Consolidated Revenues of the Group: The consolidated revenues of the Group take into account the revenues of PagesJaunes and all its subsidiaries, with the exception of the revenues of PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

Directory: A directory is a compilation of lists of professionals and/or individuals, subscribed to a fixed or mobile operator, for publication in alphabetical order or by heading in printed or online platforms.

EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.

External revenues of the Group: Revenues of the Group generated by third parties outside the France Telecom Group.

France Telecom Group: France Telecom S.A. and all its subsidiaries.

Group: The Group refers to the group of companies made up of the Company and all its subsidiaries.

I-mode: Protocol for exchange of data developed by a Japanese mobile operator, NTT DoCoMo, optimizing Internet access from mobile terminals.

Intranet: Local network using the same protocols and technologies as the Internet, with the difference that it connects the computers in a private manner, that is without being open to all Internet users. Examples: Enterprise Intranet, Community Intranet, etc.

Publisher: Individual or legal entity that assumes the responsibility for the contents that it distributes.

Reach rate of an Internet site: Number of Internet users that have connected to a given site at least once in a given period of time divided by the total number of Internet users active during the same period of time.

Régie publicitaire (advertising representation): Relationship in which an individual or legal entity (the advertising representative) is charged with commercializing the advertising space contained in a publication that is published by a third-party where the rights and obligations of the advertising representative are defined by an advertising representation agreement.

WAP (Wireless Application Protocol): Protocol for exchange of data developed by several mobile phone manufacturers optimizing Internet access from mobile terminals.

Web call-back: Functionality allowing telephonic connection (on request from the Internet user) to advertisers through an icon placed on the Internet site of the advertiser.

Page

Pro Forma Unaudited Consolidated Financial Statements

Audited Consolidated Financial Statements (Not Pro Forma)

Statutory Annual Non-Consolidated Financial Statements of PagesJaunes S.A.

Report of the Statutory Auditor and the Contractual Auditor on the Pro Forma Unaudited Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

ERNST & YOUNG Audit
Faubourg de l'Arche
11, avenue de l'Arche
92400 Courbevoie
S.A. with a share capital of €3,044,220
344,366,315 R.C.S. Nanterre

Statutory Auditor
Member of the Regional Council
of Paris

DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with a share capital of €1,266,944
377,876 R.C.S. Nanterre

Statutory Auditor
Member of the Regional Council
of Versailles

Dear Chairman of the Management Board,

You have requested that we examine the pro forma consolidated financial statements for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002 and January 1, 2003 to December 31, 2003, as attached to this report, which consolidated financial statements were prepared in connection with the initial public offering of PagesJaunes.

These pro forma consolidated financial statements were drawn up a first time on May 5, 2004, under the responsibility of the management of the company. These financial statements were the subject of an examination by us, which led us to include an unqualified conclusion in our report issued on May 6, 2004. These financial statements were drawn up a second time by the Management Board on May 27, 2004, under the responsibility of the management of the company in order to reflect the modifications to the historical consolidated financial statements, as mentioned in the report of the Management Board.

These pro forma consolidated financial statements were prepared on the basis of the consolidated financial statements of the PagesJaunes Group at December 31, 2003, as modified and approved a second time by the Management Board on May 27, 2004, as well as the annual financial statements of QDQ Media and Wanadoo Maps. The consolidated financial statements of the PagesJaunes Group, which are presented with the pro forma financial statements, were audited according to professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Our audit has led us to express an opinion on the consolidated financial statements, without observations.

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

The financial statements of QDQ Media with respect to the years ended December 31, 2001 and 2002 were audited by Audihispana, which led them to issue an opinion which is qualified with respect to a limitation in the scope of procedures performed on customer receivables and, concerning the year ended December 31, 2001, contains an observation related to a change in the method of accounting for sales as set out in Notes 2 and 21 to the financial statements.

The annual financial statements of QDQ Media with respect to the year ended December 31, 2003 were audited by Deloitte Madrid which led to an opinion without reservation or observation.

We have examined the pro forma consolidated financial statements in accordance with professional standards applicable in France. Those standards require an assessment of the procedures established for the choice of conventions and the establishment of pro forma consolidated financial statements as well as procedures to ensure the conventions used are consistent, to verify they are correctly recorded and to ensure conformity between the accounting methods used and those followed in establishing the most recent consolidated financial statements.

The pro forma consolidated financial statements are intended to reflect the impact on historical financial data of certain events or transactions, before their actual date of their occurrence. They do not, however, necessarily represent the financial situation or performance that would have been recorded had the transaction or event occurred at a date earlier than its actual or expected occurrence.

In our opinion, the methods used constitute a reasonable basis to present the effects on the Group's historical consolidated financial statements of the acquisitions of the subsidiaries of Wanadoo acquired in the first half of 2004 in the pro forma financial statements, they are correctly recorded and, subject to the possible effects on the 2001 and 2002 financial statements of the limitations in the scope of procedures related to the customer accounts receivable of QDQ Media in 2001 and 2002 as noted in our report on the pro forma financial statements and to their impact on the provision related to customer receivables in the 2003 income statement, the accounting methods used are in conformity with those used for the preparation of the consolidated financial statements of PagesJaunes SA, it being noted that the balance sheet of QDQ Media as of December 31, 2003 does not raise any qualification with regard to this conformity.

Courbevoie and Neuilly-sur-Seine on May 28, 2004

Contractual Auditor	Statutory Auditor
ERNST & YOUNG Audit	DELOITTE TOUCHE TOHMATSU
Christian Chiarasini	Jean-Paul Picard Eric Gins

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF INCOME

(In thousands of euros, except share information and results per share)	Notes	Year ended December 31		
		2003	2002	2001
Revenues	4	917,341	871,123	807,101
Cost of services and products sold		(234,933)	(239,385)	(249,236)
Commercial costs		(292,385)	(289,742)	(249,533)
Administrative costs		(54,043)	(61,603)	(49,398)
Research and development costs		(1,737)	(2,419)	(3,079)
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	4	**334,243**	**277,974**	**255,855**
Depreciation and amortization		(12,575)	(14,933)	(16,100)
Operating income		**321,668**	**263,041**	**239,755**
Financial income (expense), net	6	19,298	15,856	16,133
Foreign exchange gain (loss), net		(193)	(104)	57
Current income of consolidated companies		**340,773**	**278,793**	**255,945**
Other non-operating income (expense), net	7	(3,144)	39,616	(1,564)
Corporate income taxes	8	(123,440)	(121,459)	(92,477)
Employee profit-sharing		(26,866)	(24,608)	(21,296)
Net income of consolidated companies		**187,323**	**172,342**	**140,608**
Share of net income of companies accounted for using the equity method		1,175	1,003	778
Goodwill amortization	9	(5,884)	(4,117)	(3,238)
Exceptional goodwill amortization	9	0	0	0
Net income of the consolidated group		**182,614**	**169,228**	**138,148**
Minority interest		0	0	0
Net income		**182,614**	**169,228**	**138,148**
Earnings per share (in euros)				
Number of shares at December 31		182,700	182,700	182,700
Net income before goodwill amortization and minority interests – basic		1,031.74	948.80	773.87
Net income of the Group – basic		999.53	926.26	756.15

PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of euros)	Notes	At December 31		
		2003	2002	2001
ASSETS				
Goodwill, net	9	72,484	69,535	73,652
Other intangible assets, net	10	2,331	1,173	1,352
Property, plant and equipment, net	11	25,917	28,465	77,961
Investments accounted for using the equity method	12	2,504	2,353	1,965
Other investment securities, net	13	388	2,169	6,165
Other long-term assets, net	14	1,596	1,918	2,987
Deferred income tax, net	8	6,508	6,354	17,043
Total long-term assets		**111,728**	**111,967**	**181,125**
Inventories		7,428	12,424	12,821
Trade accounts receivable, net of provisions	15	389,894	377,939	353,140
Deferred income tax, net	8	18,056	12,817	6,409
Prepaid expenses and other current assets	16	137,870	127,332	135,003
Marketable securities	19	11,600	11,409	11,893
Cash and cash equivalents	19	461,083	498,075	433,202
Total current assets		**1,025,931**	**1,039,996**	**952,468**
TOTAL ASSETS		**1,137,659**	**1,151,963**	**1,133,593**
LIABILITIES				
Share capital		54,810	54,810	54,810
Additional paid-in capital		42,249	42,249	42,249
Reserves		40,764	119,640	133,133
Net income		182,614	169,228	138,148
Foreign currency translation adjustment		0	0	0
Treasury shares		0	0	0
Shareholders' Equity	21	**320,437**	**385,927**	**368,340**
Minority interests		**0**	**0**	**0**
Long-and medium-term debt	19	0	54	36,589
Other long-term liabilities	20	24,924	24,213	17,695
Total long-term liabilities		**24,924**	**24,267**	**54,284**
Current portion of long- and-medium-term debt (maturing in less than one year)	19	3,822	4,077	8,158
Bank overdrafts and other short-term borrowings	19	12,351	31,356	15,393
Trade accounts payable		119,987	108,690	106,359
Accrued expenses and other short-term provisions	20	179,079	177,858	171,775
Other current liabilities	20	1,915	3,124	3,999
Deferred income	17	475,144	416,664	405,285
Total current liabilities		**792,298**	**741,769**	**710,969**
LIABILITIES AND SHAREHOLDERS EQUITY		**1,137,659**	**1,151,963**	**1,133,593**

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of euros, except share information)

	Number of shares issued	Share capital	Additional paid-up capital	Acquisitions made in 2004	Reserves	Total shareholders' equity
Balance at January 1, 2001	**182,700**	**54,810**	**42,249**	**0**	**166,030**	**263,089**
Acquisition of QDQ Media				107,417		107,417
Income in 2001					138,148	138,148
Dividends paid					(140,314)	(140,314)
Balance at December 31, 2001	**182,700**	**54,810**	**42,249**	**107,417**	**163,864**	**368,340**
Income in 2002					169,228	169,228
Dividends paid					(151,641)	(151,641)
Balance at December 31, 2002	**182,700**	**54,810**	**42,249**	**107,417**	**181,451**	**385,927**
Income in 2003					182,614	182,614
Dividends paid					(248,104)	(248,104)
Balance at December 31, 2003	**182,700**	**54,810**	**42,249**	**107,417**	**115,961**	**320,437**

PRO FORMA UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

(In thousands of euros)	Notes	Year ended December 31		
		2003	2002	2001
CASH FLOW RELATED TO OPERATIONS				
Consolidated net income of the Group		182,614	169,228	138,148
Adjustments to reconcile net income to funds generated from operations				
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill		18,459	19,050	19,338
Net loss (gains) on sales of assets		1,383	(26,025)	11,444
Change in other provisions		20,834	5,415	(7,043)
Undistributed earnings of companies accounted for using the equity method		(151)	(389)	(324)
Deferred income taxes		(5,355)	4,283	(3,790)
Minority interests		0	0	0
Unrealized exchange rate gain		0	(54)	0
Other non-monetary items		0	0	180
Change in working capital				
Decrease (increase) in inventories		5,136	397	(2,333)
Decrease (increase) in trade accounts receivable		(24,151)	(28,979)	(58,634)
Decrease (increase) in other receivables		(10,448)	6,703	18,219
Increase (decrease) in trade accounts payable		11,011	4,606	(41,267)
Increase (decrease) in other payables		52,996	20,910	(14,088)
Net cash from operations		**252,328**	**175,145**	**59,850**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors		(11,516)	(14,625)	(9,747)
Proceeds from sale of tangible and intangible assets		95	33,477	211
Purchase of own shares		0	0	0
Acquisitions of investment securities and subsidiaries, net of cash acquired		(10,067)	0	(17,279)
Cash paid for investment securities and acquired businesses		0	0	0
Proceeds from sales of investment securities and businesses, net of cash transferred		0	7,158	1,799
Other decreases (increases) in marketable securities and other long-term assets		(370)	3,540	(1,382)
Net cash used in investing activities		**(21,858)**	**29,550**	**(26,398)**
CASH FLOW FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term debt		(308)	(3,377)	1,781
Increase (decrease) in bank overdrafts and short-term borrowings		(18,731)	15,963	20,088
Minority shareholders' contributions		0	0	0
Dividends paid		(248,106)	(151,641)	(140,314)
Net cash provided by (used in) financing activities		**(267,145)**	**(139,055)**	**(118,445)**
Net increase (decrease) in cash and cash equivalents		(36,675)	65,641	(84,993)
Effect of changes in exchange rates on cash and cash equivalents		(317)	(768)	0
Cash and cash equivalents at beginning of period		498,075	433,202	518,195
Cash and cash equivalents at end of period		**461,083**	**498,075**	**433,202**

NOTES TO THE PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -	Description of business
Note 2 -	Accounting methods
Note 3 -	Additional information
Note 4 -	Segment information
Note 5 -	Personnel expenses
Note 6 -	Financial income (expense), net
Note 7 -	Other non-operating income (expense), net
Note 8 -	Corporate income taxes
Note 9 -	Goodwill relating to consolidated subsidiaries
Note 10 -	Other intangible assets
Note 11 -	Property, plant and equipment
Note 12 -	Investments accounted for using the equity method
Note 13 -	Other investment securities
Note 14 -	Other long-term assets
Note 15 -	Trade accounts receivable, net of provisions
Note 16 -	Prepaid expenses and other current assets
Note 17 -	Deferred income
Note 18 -	Provisions for asset depreciation
Note 19 -	Gross borrowings, cash and cash equivalents and marketable securities
Note 20 -	Provisions and other liabilities
Note 21 -	Share capital
Note 22 -	Stock option plans
Note 23 -	Related-party transactions
Note 24 -	Off-balance sheet commitments and risks
Note 25 -	Subsequent events
Note 26 -	Directors' compensation
Note 27 -	Scope of consolidation

1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the pro forma consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

2. ACCOUNTING METHODS

2.1 Preparation of pro forma consolidated financial statements

The pro forma consolidated financial statements for the years 2001, 2002 and 2003 are intended to illustrate the effect of the acquisitions of Wanadoo subsidiaries acquired during the first-half of 2004 on the historic consolidated financial statements of the PagesJaunes Group.

These pro forma financial statements have been prepared on the basis of the historic consolidated financial statements of PagesJaunes and those of its acquired subsidiaries, adjusted as indicated in the paragraphs below.

The main practices used for preparing the pro forma financial statements are as follows:

2.1.1 Scope of consolidation:

The scope of consolidation (note 27) for the years 2001 to 2003 includes:

- The subsidiaries and investments of PagesJaunes as of December 31, 2003,
- QDQ Media and Wanadoo Maps acquired during the first half of 2004 from Wanadoo, and which are included in the pro forma financial statements as of the dates they entered into Wanadoo's scope of consolidation, namely on April 1, 2001 and January 1, 2003, respectively.

The sales of ODA do Brasil and Telelistas by PagesJaunes SA in 2001, having an impact on the consolidated results of less than €2 million, have not been adjusted in the pro forma consolidated financial statements.

2.1.2 Non-consolidated subsidiaries

In establishing the pro forma financial statements, Kompass Belgium, which was acquired for €1.8 million, has not been consolidated given its insignificant nature.

2.1.3 Income statement principles

The income statement includes:

- the consolidated operating income of PagesJaunes, combined with those of acquired subsidiaries;
- the amortization of goodwill of these subsidiaries, calculated as of December 31, 2003 and, which corresponds provisionally to the goodwill on such date; and
- the financial expenses related to the financing of these acquisitions.

The current tax reported in the pro forma consolidated financial statements corresponds to the tax declared by the companies of the Group. This value was adjusted to take into account the variation in income related to the adjustment of investment income.

The calculations for investment interests were revised to take into account the elements described above.

No adjustment related to fixed charges has been recorded, insofar as the entities account for these expenses individually.

2.1.4 Balance sheet principles

The pro forma consolidated balance sheet for 2001 has been prepared as follows:

In order to have shareholders' equity at December 31, 2003 correspond to that in the PagesJaunes consolidated balance sheet after consolidation of the subsidiaries acquired in 2004, the losses of these subsidiaries, and the amortization of goodwill between their dates of acquisition and December 31, 2003 (€107 million) have been shown by convention as an increase in the consolidated shareholders' equity of PagesJaunes;

In order to ensure consistency between the income statement and the balance sheet, the balance sheet includes the goodwill of the acquired subsidiaries and determined at December 31, 2003 (€64 million), increased by convention by the amortization shown in the income statements for the periods of 2001 to 2003 (€10 million); and

In order to present only the operating cash flow of the acquired entities during the period, the cash flows corresponding to the QDQ Media capital increases subscribed to by Wanadoo during the periods 2002 and 2003 (€80 million) have been eliminated from the cash flows of the period and recognized, by convention, as a decrease in pro forma debt.

This balance sheet as of December 31, 2001 is summarized below:

(in thousands of euros)	PagesJaunes historical	Subsidiaries	Combined	Pro forma entries		Pro Forma Dec. 31, 2001
Goodwill	2,396	0	2,396	73,895	-2,639	73,652
Marketable securities, cash and cash equivalents	484,296	1,361	485,657	-17,000	-23,562	445,095
Other receivables					2,317	2,317
Other debt					6,366	6,366
Debt	56,128	102,964	159,092	-79,511	-19,441	60,140
Income	167,791	-21,732	146,059		-7,911	138,148
Shareholders' Equity	119,307	-22,623	96,684	107,417	26,091	230,192

2.2 Accounting methods

The consolidated pro forma financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

2.2.1 First time application of new accounting standards and regulations

Financial Security Law

The Financial Security Law (*"Loi de Sécurité Financière"*) has been effective since its publication in the French government official journal (*Journal Officiel*) on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any such entity.

Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

2.2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.

- The costs resulting from the French legal employee profit-sharing plan is presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.
- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

2.3 Consolidation Principles

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole;
- Material inter-company balances and transactions are eliminated.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to a periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;
- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.
- Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

Revenue recognition

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are recognized over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales force and telesales force, as well as editorial fees.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

Research and development

Research and development costs are expensed in the same year as they are incurred.

Trade accounts receivable

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

Inventories and work-in-progress

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

Other intangible assets

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

Provisions for risks and charges

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Pension obligations and similar benefits

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

3. ADDITIONAL INFORMATION

For illustration purposes, the table below shows operating income for the year 2001 for PagesJaunes and QDQ Media over 12 months.

(In thousands of euros)	PagesJaunes (1)	QDQ Media (2)	Combined total
Revenues	807,101	8,199	815,300
Operating costs	-551,246	-44,487	-595,733
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	**255,855**	**-36,288**	**219,567**
Depreciation and amortization	-16,100	-239	-16,501
Operating income	**239,755**	**-36,527**	**203,066**

(1) Consolidated pro forma financial statements of PagesJaunes
(2) QDQ Media income statement from January to March 2001

4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

(In thousands of euros, except average number of employees)	PagesJaunes in France	International & Subsidiaries	Group Total
As of December 31, 2003			
Revenues	847,506	69,835	917,341
EBITDA (1)	367,195	(32,952)	334,243
Depreciation and amortization	(8,395)	(4,180)	(12,575)
Operating income	358,800	(37,132)	321,668
Purchases of tangible and intangible assets	7,278	5,003	12,281
Average number of employees (2)	3,011	1,248	4,259
As of December 31, 2002			
Revenues	797,579	73,544	871,123
EBITDA (1)	311,099	(33,125)	277,974
Depreciation and amortization	(9,351)	(5,582)	(14,933)
Operating income	301,748	(38,707)	263,041
Purchases of tangible and intangible assets	8,543	3,806	12,349
Average number of employees (2)	2,975	1,297	4,272
As of December 31, 2001			
Revenues	743,895	63,206	807,101
EBITDA (1)	274,623	(18,768)	255,855
Depreciation and amortization	(13,073)	(3,027)	(16,100)
Operating income	261,550	(21,795)	239,755
Purchases of tangible and intangible assets	7,049	4,901	11,950
Average number of employees (2)	2,887	1,094	3,981

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Average number of employees in full time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

Geographic breakdown

	Year ended		
(In thousands of euros)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Revenues			
France	885,330	832,354	776,519
Others	32,011	38,769	30,582
Tangible and intangible assets			
France	27,711	26,790	76,637
Others	8,430	8,947	7,580

5. PERSONNEL EXPENSES

	Year ended		
(In thousands of euros, except average number of employees)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Average number of employees (1)	4,259	4,272	3,981
Wages and salaries	174,920	175,229	148,658
Social charges	67,994	68,114	58,415
Total personnel expenditure (2)	**242,914**	**243,343**	**207,073**
Personnel costs included in costs of assets produced	(92)	(234)	(254)
Change in provision for indemnity payments upon retirement	1,635	1,491	5,245
Others (3)	5,689	5,072	4,796
Total personnel expenses (2)	**250,146**	**249,672**	**216,860**

(1) Average number of employees in full-time equivalent.
(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non operational expenses).
(3) Particularly taxes linked to salaries.

6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

The impact of the foreign exchange rate is insignificant (-€0.1 million at December 31, 2003).

7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.6 million, consisting primarily of the proceeds from the sale of PagesJaunes' real estate (details provided in note 11).

8. CORPORATE INCOME TAXES

8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

	Year ended		
(In thousands of euros)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Income before tax	306,054	290,687	230,625
Statutory tax rate	35.43%	35.43%	36.43%
Theoretical tax	**(108,435)**	**(102,990)**	**(84,017)**
Goodwill amortization	(2,085)	(1,459)	(1,179)
Income from affiliates accounted for under the equity method	416	355	283
Losses of subsidiaries	(14,007)	(14,616)	(9,563)
Parent company and subsidiaries dividends	66	110	17
Other non-taxable revenue and expenses	605	(3,393)	1,982
Long-term capital gains (losses)	0	534	0
Effective tax	**(123,440)**	**(121,459)**	**(92,477)**

8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

(In thousands of euros)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Early retirement plan	5,668	4,725	4,637
Impairment of long-lived assets	1,655	0	0
Temporarily non-deductible provisions	4,235	3,088	2,918
Tax loss carryforwards and depreciation deemed deferred	56,762	43,522	22,313
Provision for investments	9,987	8,737	7,496
Leasing	0	0	7,899
Other deferred tax liabilities	4,171	2,406	2,078
Valuation allowance for deferred tax [(1)]	(57,914)	(43,307)	(23,889)
Net deferred taxes of the Group	**24,564**	**19,171**	**23,452**

(1) Corresponding mainly to the depreciation of deferred tax on QDQ Media loss carry-forwards.

This net position of the group appears as follows on the balance sheet:

(In thousands of euros)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Long-term net deferred tax assets (more than one year)	6,508	6,354	17,043
Short-term net deferred tax assets	18,056	12,817	6,409
Long-term net deferred tax liabilities (more than one year)	0	0	0
Short-term net deferred tax liabilities	0	0	0
Total	**24,564**	**19,171**	**23,452**

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

(In thousands of euros)		Year ended				
		December 31, 2003			**December 31, 2002**	**December 31, 2001**
	Period of depreciation	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Wanadoo Maps	5 years	8,833	(1,767)	7,066	0	0
Wanadoo Data	5 years	2,995	(1,797)	1,198	1,797	2,396
QDQ Media	20 years	73,895	(9,675)	64,220	67,738	171,256
Total		**85,723**	**13,239**	**72,484**	**69,535**	**73,652**

Movements in the net book value of goodwill are as follows:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	**69,535**	**73,652**	**0**
Acquisitions/divestitures	8,833	0	76,890
Amortization	(5,884)	(4,117)	(3,238)
Closing balance	**72,484**	**69,535**	**73,652**

The main acquisitions relate to:

- The consolidation of QDQ Media in 2004 which will yield goodwill of approximately €64 million, taking into account the share acquisition price of €17 million (excluding financing of current transactions) as mentioned in Note 2.1. This goodwill was determined in April 2004 but was deemed to be accounted for in 2001 and amortized over 20 years starting from that date.
- In 2003, the acquisition of Wanadoo Maps yielded goodwill of €8.8 million amortized over a period of 5 years, taking into account an acquisition price of €10 million.
- The Wanadoo Data goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data.

10. OTHER INTANGIBLE ASSETS

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Other intangible assets	3,776	(1,445)	2,331	1,173	1,352
Total	**3,776**	**(1,445)**	**2,331**	**1,173**	**1,352**

Movements in the net book value of other intangible assets were as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**1,173**	**1,352**	**21**
Acquisitions	1,569	123	1,205
Effect of changes in the scope of consolidation	63	0	291
Divestitures	(13)	0	0
Amortization	(1,089)	(302)	(165)
Reclassifications	628	0	0
Closing balance	**2,331**	**1,173**	**1,352**

11. PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	400	(40)	360	0	47,977
Computers and terminals	72,543	(54,561)	17,982	25,192	22,711
Other	23,648	(16,073)	7,575	3,273	7,273
Total	**96,591**	**(70,674)**	**25,917**	**28,465**	**77,961**

Changes in the net book value of property, plan and equipment are as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**28,465**	**77,961**	**75,426**
Acquisitions of tangible assets	10,712	12,230	10,777
Effect of changes in scope of consolidation	319	0	8,050
Dispositions and discards	(1,465)	(47,929)	(357)
Amortization	(11,486)	(14,631)	(15,935)
Reclassifications	(628)	834	0
Closing balance	**25,917**	**28,465**	**77,961**

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Eurodirectory			
Opening balance	2,353	1,965	1,641
Share in earnings	1,175	1,003	778
Dividends paid	(1,024)	(614)	(454)
Closing balance	**2,504**	**2,353**	**1,965**

13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

	Year ended December 31							
	2003						2002	2001
(In thousands of euros)	% interest	Capital stock (1)	Net income (1)	Gross value	Provision	Net book value	Net book value	Net book value
Directories and other activities								
PagesJaunes Outre-mer	100%	484	354	76	0	76	76	76
PagesJaunes Liban	100%	21	(123)	2,125	(1,813)	312	2,093	2,093
Maroc Annuaires	0%	0	0	0	0	0	0	2,896
PagesJaunes Jordanie	0%	0	0	0	0	0	0	1,100
TOTAL		0	0	2,201	(1,813)	388	2,169	6,165
Capitalizable advances						0	0	0
TOTAL						**388**	**2,169**	**6,165**

(1) On the basis of financial statements at December 31, 2003.

14. OTHER LONG-TERM ASSETS

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Other long-term assets	1,596	1,918	2,987
TOTAL	**1,596**	**1,918**	**2,987**

Other long-term assets consist mainly of the long-term portion of security deposits and guarantees, as well as other long-term investments.

15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is generally less than a year.

The break-down of the gross value and depreciation of trade receivables is provided below:

	Year ended December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Gross trade receivables	415,448	390,020	364,556
Provisions for depreciation	(25,555)	(12,082)	(11,416)
Trade receivables, net	**389,894**	**377,939**	**353,140**

16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

	Years ended December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Corporate tax advance payment	29,027	24,538	21,714
VAT to be received	17,809	17,501	14,693
Non-consolidated subsidiaries' current accounts	859	1,281	334
Other receivables	12,322	8,669	9,970
Prepaid expenses [(1)]	55,353	52,843	65,791
Non-paid-up capital [(2)]	22,500	22,500	22,500
Total	**137,870**	**127,332**	**135,003**

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to appear printed directories and on-line directories generally staggered over a display period of 12 months.

(2) Non-paid-up capital corresponds to the balance of the 2003 capital increase of QDQ Media, deemed concluded on April 1, 2001 and which Wanadoo International committed to release during 2004.

17. DEFERRED INCOME

	Years ended December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Deferred income	475,144	416,664	405,285
Total	**475,144**	**416,664**	**405,285**

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements [(1)]	Closing Balance
On December 31, 2003				
Investment securities	0	1,813		1,813
Trade accounts receivable	12,082	13,473		25,555
Other assets	1,032	304		1,336
Marketable securities				
On December 31, 2002				
Investment securities	0	0		0
Trade accounts receivable	11,416	666		12,082
Other assets	2,696	(1,664)		1,032
Marketable securities	15	(15)		0

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements (1)	Closing Balance
On December 31, 2001				
Investment securities	28,896	(10,494)	(18,402)	
Trade accounts receivable	5,204	191	6,021	11,416
Other assets	4,958	(2,568)	306	2,696
Marketable securities	0	(10)	25	15

(1) Includes the effects of exchange rates and changes in the scope of consolidation.

At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

The increase in the provision for the amortization of trade accounts receivable is related to the review of the provisioning policy relating to the depreciation of trade accounts receivable at QDQ Media, which resulted in the booking of a provision of €11.5 million over the period.

19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Marketable securities	11,600	11,409	11,893
Cash and cash equivalents(1)	461,083	498,075	433,202
Total marketable securities and cash and cash equivalents	**472,683**	**509,484**	**445,095**
Current accounts	3,312	3,312	3,312
Leasing debt	0	307	40,804
Other financial debt	12,861	31,868	16,024
Gross financial debt	**16,173**	**35,487**	**60,140**
Maturing in less than one year	16,173	35,433	23,551
Maturing in more than one year	0	54	36,589
Net cash position (indebtedness)	**456,510**	**473,997**	**384,955**

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Creditor banks, spots and credit lines	12,057	31,097	15,393
Other loans	804	771	631
Total	**12,861**	**31,868**	**16,024**

Movements in borrowings of PagesJaunes is analyzed as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening Balance	**35,487**	**60,140**	**58,503**
Net increase (decrease)	(17,174)	(24,653)	(59,978)
Effects of changes in scope of consolidation(1)	(1,899)	0	62,690
Reclassifications	(241)	0	(1,075)
Closing Balance	**16,173**	**35,487**	**60,140**

(1) Corresponding to the consolidation of QDQ Media in 2001 and Wanadoo Maps in 2003.

20. PROVISIONS AND OTHER LIABILITIES

Provisions for other long-term liabilities are as follows:

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Pension and other post-retirement benefit obligations	17,176	15,541	14,050
Provisions for employee litigation[1]	7,690	8,672	3,645
Other provisions for risks and charges	58	0	0
Total	**24,924**	**24,213**	**17,695**

(1) See Note 24 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are as follows:

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Restructuring provisions	0	0	4,305
Other short-term provisions [2]	4,205	43	61
Sub-total short-term provisions	4,205	43	4,366
Accrued expenses [1]	174,874	177,815	167,409
Short-term deferred taxes	0	0	0
Total	**179,079**	**177,858**	**171,775**

(1) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.
(2) Includes purchase price supplement to be paid for Intelmatique (see note 25).

Movements in long and short-term provisions for risks and charges break down as follows:

(In thousands of euros)	**January 1, 2003**	**Increases**	**Reversals (utilizations)**	**Reversals (released)**	**Change in scope of consolidation**	**December 31, 2003**
Pension and other post-retirement benefits	15,541	1,635	0	0	0	17,176
Provisions for employee litigation	8,672	84	(1,066)	0	0	7,690
Other provisions for risks and charges	43	4,182	(20)	0	112	4,377
Total of provisions for risks and charges	**24,256**	**5,901**	**(1,086)**	**0**	**112**	**29,129**
- long-term	24,213	1,719	(1,066)	0	112	24,924
- short term	43	4,182	(20)	0	0	4,205

The net impact of increases and reversals of provisions on the income statement is analyzed as follows:

(In thousands of euros)	**Increases**	**Reversals of provisions (releases)**
Operating income	5,817	0
Non-operating income	84	0
- of which financial income	84	0

21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

22. STOCK OPTION PLANS

The various Wanadoo stock option plans, approved by the Board of Directors of Wanadoo and attributed to employees of the PagesJaunes group are summarized below:

2000 stock option plan

This plan is designed for employees and directors of Wanadoo and its subsidiaries. This plan includes a plan 1, without performance-related conditions, and a plan 2 with performance-related conditions.

Exercise of the subscription options under plan 2 is subject to the following performance conditions:

- if the rise in Wanadoo's share price over a period of 5 years is less than 80% of rise in the Eurostoxx Telecommunications index over the same period, then only 50% of the options may be exercised;
- if this rise is between 80% and 100%, then 66.66% of the options can be exercised;
- if this rise is between 100% and 120%, then 83.3 % of the options can be exercised;
- if this rise is over 120%, then 100% of the options can be exercised; and
- the other subscription options may be exercised three years after their date of grant but may only be sold four years after that date.

Stock option plans of April and November 2001

These plans benefit employees and directors of Wanadoo and its subsidiaries, excluding Freeserve. The options may be exercised three years after their grant date but may only be sold 4 years after that date.

The exercise of options granted to the members of the Management Committee of the Wanadoo group is subject to the following performance conditions:

- 15% of the options will be available if the Wanadoo share performance exceeds that of Eurostoxx Telecommunications;
- 15% of the options will be available if the Wanadoo share performance equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro);
- 50% of the options will be available if proforma earnings before interest, tax, depreciation and amortization and before employee profit-sharing of Wanadoo based on a constant scope of consolidation was positive in the fourth quarter of 2002; and
- 20% of the options will be available without conditions.

Stock option plans of June and November 2002

These plans benefit employees and directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date.

2003 stock option plan

This plan benefits employees and directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but may only be sold or transferred 4 years after their grant date.

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price (in euros)
Options outstanding at the beginning of the year	**10,043,500**	**8.45**
Granted	**2,147,000**	**6.48**
Stock-option plan 2003	2,147,000	6.48
Exercised	**0**	
Cancelled/returned/lapsed	**119,500**	**6.50**
2000 Stock-option plan	10,000	19.00
2001 Stock-option plan	58,500	6.00
2002 Stock-option plan	42,000	5.40
2003 Stock-option plan	9,000	6.48
Options outstanding as of December 31, 2003	**12,071,000**	**8.12**

Details of outstanding options at December 31, 2003 are as follows:

	Number of shares	Weighted average remaining vesting period (in months)	Weighted average exercise price	Number of shares exercisable at December 31 2003
2000 Stock-option plan	2,059,000	6.7	19.00	
2001 Stock-option plan	4,163,000	15.7	6.00	
2002 Stock-option plan	3,711,000	30.06	5.40	
2003 Stock-option plan	2,138,000	47.5	6.48	
Total	**12,071,000**		**8.12**	

The Wanadoo stock options awarded to some managers and employees of the PagesJaunes Group are recorded at Wanadoo on the date the options are exercised.

23. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

Amounts receivable from related parties

	As of December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Related party			
France Telecom SA	16,910	28,382	21,975
Wanadoo SA	13,756	3,191	4,352
Wanadoo International	22,500	22,500	22,500
Other companies in the France Telecom Group	5,792	1,943	3,533
Total	**58,958**	**52,825**	**52,360**

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €449.6 million at December 31, 2003, €496.9 million at December 31, 2002 and €414.2 million at December 31, 2001.

Amounts payable to related parties

(In thousands of euros)	As of December 31 2003	2002	2001
Related party			
France Telecom SA	26,068	32,977	28,539
Wanadoo SA	11,624	6,777	809
Other companies in the France Telecom Group	9,000	3,141	4,768
Total	**46,692**	**42,895**	**34,116**

Material transactions with related parties

(In thousands of euros)	Type of transaction	Year end December 31 2003	2002	2001
France Telecom Group	Connectivity	(265)	0	0
	Advertisement fee [1]	(17,754)	(15,591)	(25,955)
	Access to databases	(10,692)	(12,049)	(11,740)
	Research and development	(826)	(999)	(907)
	Real Estate	(9,349)	(6,440)	(173)
	Management Fees	(6,980)	(5,625)	(2,162)
	Trademark Royalty Fees	(1,490)	(871)	0
	Other operational services	(11,916)	(6,219)	(4,473)

(1) *Fees related to l'Annuaire (e.g. Pages Blanches).*

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;
- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

24. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

Contractual obligations	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Leases	72,451	13,407	46,683	12,361
Purchase obligations for goods and services	73,400	40,545	32,855	0
Total	**145,851**	**53,952**	**79,538**	**12,361**

Contingent commitments	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Guarantees	981	981	0	0
Total	**981**	**981**	0	0

Leasing contracts

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €14.4 million, compared with €12.2 million at December 31, 2002. Of this €14.4 million, €9.3 million were billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

Commitments to purchase goods and services

Production of directories

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with firm volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These latter commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

QDQ Media is also committed to paper suppliers, with similar firm volume commitments. These commitments amount to €9 million, of which €4.5 million is due in 2004 and €4.5 million in 2005.

De-consolidating structures and *ad hoc* entities

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

Litigation and arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries (Pagine Gialle...). In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes committed acts of unfair competition, such as interference with Client relationships, disparagement and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisements to appear in the PagesJaunes directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

25. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

26. DIRECTORS' COMPENSATION

	Total gross compensation in euros	Portion represented by compensation in-kind in euros	Indemnity provision upon retirement
Mr. Michel Datchary	282,577	3,900	150,074
Mr. Jean-Claude Peltier	170,723	2,091	119,329
Mr. Claude Marchand	162,263	3,023	17,456
Mr. Alain Coulmeau	151,788	2,562	154,412
Mr. Jean-Marie Guille	136,463	2,027	50,702

27. SCOPE OF CONSOLIDATION

SCOPE OF CONSOLIDATION IN 2003

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
Wanadoo Maps	France	2003	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2002

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2001

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

Report of the Statutory Auditor and the Contractual Auditor on the Consolidated Financial Statements for the year ended December 31, 2003

This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory and contractual auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditor's report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

ERNST & YOUNG Audit
Faubourg de l'Arche,
11, avenue de l'Arche
92400 Courbevoie
S.A. with capital of €3.044.220
344,366,315 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Paris

DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of €1.266.944
377,876 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Versailles

Dear Shareholders,

In accordance with the assignment that was entrusted to us by your general shareholders' meeting and your Management Board, we have audited the accompanying consolidated financial statements of PagesJaunes for the year ended December 31, 2003.

As mentioned in the report of the Management Board, the consolidated financial statements were approved a first time by the Management Board on May 5, 2004. These financial statements were the subject of an audit by us which led us to issue an opinion without qualification or observation in our audit report issued on May 6, 2004. The consolidated financial statements were approved by the Management Board a second time on May 27, 2004. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group and the results of the Group's operations included in the consolidation in accordance with French accounting principles.

Justification of our assessments

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

Specific Verification

Further, we have verified the information provided in the report on group management. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

According to the law, we inform you that contrary to the provisions of Article 139 of the Decree of March 23, 1967, the present report was not made available to shareholders within the time limit provided by law, due to the date of approval of the consolidated financial statements by the Management Board.

Paris and Neuilly-sur-Seine on May 27, 2004

Contractual Auditor

ERNST & YOUNG Audit

Christian Chiarasini

Statutory Auditor

DELOITTE TOUCHE TOHMATSU

Jean-Paul Picard   Eric Gins

CONSOLIDATED STATEMENT OF INCOME

(In thousands of euros, except share information)

	Notes	Year ended December 31		
		2003	2002 (unaudited)	2001 (unaudited)
Revenues	4	882,739	832,354	792,571
Cost of services and products sold (excluding items shows separately below)		(216,552)	(222,094)	(238,337)
Commercial expenses		(253,405)	(244,235)	(230,877)
Administrative expenses		(42,655)	(50,530)	(43,397)
Research and development expenses		(1,737)	(2,419)	(3,079)
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	4	**368,390**	**313,076**	**276,881**
Depreciation and amortization		(9,661)	(11,940)	(15,099)
Operating income		**358,729**	**301,136**	**261,782**
Financial income (expense), net	6	25,763	20,893	21,878
Foreign exchange gain (loss), net		(200)	(116)	(3,078)
Current income of consolidated companies		**384,292**	**321,913**	**280,582**
Other non-operating income (expense), net	7	(2,149)	39,732	2,262
Corporate income taxes	8	(125,174)	(123,047)	(93,937)
Employee profit-sharing		(26,934)	(24,608)	(21,296)
Net income of consolidated companies		**230,035**	**213,990**	**167,611**
Share of net income of companies accounted for using the equity method	12	1,175	1,003	779
Goodwill amortization	9	(599)	(599)	(599)
Net income of the consolidated whole		**230,611**	**214,394**	**167,791**
Minority interest		0	0	0
Net income		**230,611**	**214,394**	**167,791**
Earnings per share (in euros)				
Number of shares at December 31		182,700	182,700	182,700
Net income before goodwill amortization and minority interests - basic		1,265.52	1,176.75	921.67
Net income of the Group - basic		1,262.24	1,173.48	918.40

CONSOLIDATED BALANCE SHEET

(In thousands of euros)

	Notes	At December 31		
		2003	2002 (unaudited)	2001 (unaudited)
ASSETS				
Goodwill, net	9	1,198	1,797	2,396
Other intangible fixed assets, net	10	558	823	1,088
Property, plant and equipment, net	11	18,370	21,003	70,645
Investments accounted for under the equity method	12	2,504	2,353	1,965
Non-consolidated investments, net	13	388	2,169	6,165
Other long-term assets, net	14	1,352	1,733	2,816
Deferred income taxes, net	8	6,508	6,354	17,043
Total long-term assets		**30,878**	**36,232**	**102,118**
Inventories		7,112	11,127	10,741
Trade accounts receivables, net of provisions	15	371,791	349,799	326,706
Deferred income taxes, net	8	18,034	12,816	6,409
Prepaid expenses and other current assets	16	102,745	98,786	93,454
Marketable securities	19	11,600	11,409	11,863
Cash and cash equivalents	19	581,935	577,909	472,433
Total current assets		**1,093,217**	**1,061,846**	**921,606**
TOTAL ASSETS		**1,124,095**	**1,098,078**	**1,023,724**
LIABILITIES				
Share capital		54,810	54,810	54,810
Additional paid-in capital		42,249	42,249	42,249
Reserves		4,688	38,398	22,248
Net income		230,611	214,394	167,791
Foreign currency translation adjustment		0	0	0
Treasury shares		0	0	0
Shareholders' Equity	21	**332,358**	**349,851**	**287,098**
Minority interests		0	0	0
Long-and medium-term financial debts	19	0	3	36,213
Other long-term liabilities	20	24,805	24,213	17,695
Total long-term liabilities		**24,805**	**24,216**	**53,908**
Current portion of long-term and medium-term debt (maturing in less than one year)	19	3,822	3,822	7,818
Bank overdrafts and other short-term borrowings	19	11,559	28,771	12,097
Trade accounts payable		107,312	98,890	96,311
Accrued expenses and other short-term provisions	20	177,247	177,188	163,174
Other current liabilities		1,654	2,911	3,722
Short term deferred taxes, net	8	0	0	0
Deferred income	17	465,338	412,429	399,596
Total short-term liabilities		**766,932**	**724,011**	**682,718**
LIABILITIES AND SHAREHOLDERS' EQUITY		**1,124,095**	**1,098,078**	**1,023,724**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of euros, except share information)

	Number of shares issued	Share capital	Issue premium	Reserves	Total shareholders' equity
Balance at January 1, 2001 (unaudited)	**182,700**	**54,810**	**42,249**	**162,562**	**259,621**
Net income in 2001				167,791	167,791
Dividends paid				(140,314)	(140,314)
Balance at December 31, 2001 (unaudited)	**182,700**	**54,810**	**42,249**	**190,040**	**287,098**
Net income in 2002				214,394	214,394
Dividends paid				(151,641)	(151,641)
Balance at December 31, 2002 (unaudited)	**182,700**	**54,810**	**42,249**	**252,793**	**349,851**
Net income in 2003				230,611	230,611
Dividends paid				(248,104)	(248,104)
Balance at December 31, 2003	**182,700**	**54,810**	**42,249**	**235,300**	**332,358**

CONSOLIDATED CASH FLOW STATEMENT
(In thousands of euros)

	Note	2003	2002 (unaudited)	2001 (unaudited)
		Year ended at December 31		
CASH FLOWS RELATED TO ACTIVITIES				
Consolidated net income of the Group		230,611	214,394	167,791
Adjustments to reconcile net income to funds generated from operations				
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill		10,260	12,540	15,698
Net loss (gains) on sales of assets		942	(26,025)	(2,872)
Changes in other provisions		9,576	4,482	2,704
Undistributed earnings of companies accounted for using the equity method		(151)	(389)	(324)
Deferred income taxes		(5,370)	4,281	(3,790)
Minority interests		0	0	0
Unrealized exchange rate gain		0	0	0
Other non-monetary elements		0	0	180
Change in working capital				
Decrease (increase) in inventories		4,014	(385)	(6,161)
Decrease (increase) in trade accounts receivable		(23,644)	(22,811)	(55,781)
Decrease (increase) in other receivables		(4,378)	(4,719)	29,903
Increase (decrease) in trade accounts payable		7,977	4,475	(34,818)
Increase (decrease) in other payables		47,619	26,054	(9,878)
Net cash flow generated by operating activities		**277,456**	**211,897**	**102,652**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors		(7,416)	(11,858)	(7,130)
Proceeds from sale of tangible and intangible assets		95	33,477	278
Purchase of own shares		0	0	0
Acquisition of investment securities and subsidiaries, net of cash acquired		(32)	0	(958)
Investments in companies accounted for under the equity method		0	0	0
Proceeds from sale of investment securities and businesses, net of cash transferred		0	7,153	1,199
Other decreases (increases) in marketable securities and other long-term assets		(430)	3,509	(737)
Cash flow used in investing activities		**(7,783)**	**32,281**	**(7,348)**
CASH FLOW FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term debts		(2)	(2,967)	(3,623)
Increase (decrease) in bank overdrafts and short-term borrowings		(17,222)	16,674	2,110
Minority shareholders' contributions		0	0	0
Dividends paid		(248,106)	(151,641)	(140,314)
Net cash flow provided by (used in) financing activities		**(265,330)**	**(137,934)**	**(141,827)**
Net increase (decrease) in cash and cash equivalents		4,343	106,244	(46,523)
Effect of changes in exchange rates on cash and cash equivalents		(317)	(768)	31
Cash and cash equivalents at beginning of period		577,909	472,433	518,925
Cash and cash equivalents at end of period		**581,935**	**577,909**	**472,433**

1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

2. ACCOUNTING METHODS

The consolidated financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

2.1 First time application of new accounting standard and regulations

Financial Security Law

The Financial Security Law (*"Loi de Sécurité Financière"*) has been effective since its publication in the French government official journal *(Journal Officiel)* on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any entity.

Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.
- The costs resulting from the French legal employee profit-sharing plan are presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.
- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

2.3 Consolidation Principles

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole; and
- Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

- assets and liabilities are translated at the year-end rate;
- items in the income statement are translated at the average rate for the year; and
- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;

- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity; and
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

Revenue recognition

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are distributed over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a fiscal year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales staff and telesales force, as well as editorial fees.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

Research and development

Research and development costs are expensed in the same year as they are incurred.

Trade accounts receivable

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and highly liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

Inventories and work-in-progress

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

Other intangible assets

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those

arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

Provisions for risks and charges

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Pension obligations and similar benefits

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

3. CHANGES IN SCOPE OF CONSOLIDATION

2001

Principal Divestitures

The companies ODA do Brasil and Telelistas were sold on September 30, 2001.

Internal restructuring

Merger of Chronaxies into Wanadoo Data.

2002 and 2003

No transaction affecting the scope of consolidation.

4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and direct marketing of Wanadoo Data).

(In thousands of euros, except average number of employees)	PagesJaunes in France	International & Subsidiaries	Group Total
As of December 31, 2003			
Revenues	847,506	35,233	882,739
EBITDA (1)	365,913	2,477	368,390
Depreciation and amortization	(8,395)	(1,266)	(9,661)
Operating income	357,518	1,211	358,729
Purchases of tangible and intangible assets	7,278	522	7,800
Average number of employees (2)	3,011	303	3,314
As of December 31, 2002			
Revenues	797,579	34,775	832,354
EBITDA (1)	311,280	1,796	313,076
Depreciation and amortization	(9,351)	(2,589)	(11,940)
Operating income	301,929	(793)	301,136
Purchases of tangible and intangible assets	8,543	1,419	9,962
Average number of employees (2)	2,975	298	3,273
On December 31, 2001			
Revenues	743,895	48,676	792,571
EBITDA (1)	274,673	2,208	276,881
Depreciation and amortization	(13,073)	(2,026)	(15,099)
Operating income	261,600	182	261,782
Purchases of tangible and intangible assets	7,049	2,285	9,334
Average number of employees (2)	2,887	556	3,443

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.

(2) Average number of employees in full-time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

5. PERSONNEL EXPENSES

(In thousands of euros, except average number of employees)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Average number of employees (1)	3,314	3,273	3,443
Wages and salaries	155,189	151,642	142,120
Social charges	63,085	62,286	58,339
Total personnel expenditure (2)	**218,274**	**213,928**	**200,459**
Personnel costs included in costs of assets produced	(92)	(234)	(254)
Change in provision for indemnity payments upon retirement	1,635	1,491	5,245
Others (3)	5,669	5,072	5,066
Total personnel expenses (2)	**225,486**	**220,257**	**210,516**

(1) Average number of employees in full-time equivalent.

(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non-operational expenses).

(3) Particularly taxes linked to salaries.

6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.7 million, consisting primarily of the proceeds of the sale of all of PagesJaunes' real estate.

8. INCOME TAX

8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

(In thousands of euros)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Consolidated income before tax	355,785	337,441	261,728
Statutory tax rate	35.43%	35.43%	36.43%
Theoretical tax	**(126,055)**	**(119,555)**	**(95,348)**
Goodwill amortization	(212)	(212)	(218)
Income from affiliates accounted for using the equity method	416	355	283
Subsidiaries' losses	(323)	(902)	(2,188)
Long-term capital gains (losses)	0	534	0
Consolidated capital gains (losses)	0	0	1,474
Provisions for risks	0	(2,534)	0
Other non-taxable revenue and expenses	999	(732)	2,059
Effective tax	**(125,174)**	**(123,047)**	**(93,937)**

8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Early retirement plan	5,668	4,725	4,637
Exceptional amortization	1,655	0	0
Temporarily non-deductible provisions	4,171	3,088	1,353
Tax loss carryforwards and depreciation deemed deferred	808	935	976
Provision for investments	9,968	8,737	7,496
Leasing	0	0	7,899
Other deferred tax liabilities	2,272	1,686	1,091
Net deferred taxes of the Group	**24,542**	**19,171**	**23,452**

This net position of the Group appears as follows on the balance sheet:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Long-term net deferred tax assets (more than one year)	6,508	6,354	17,043
Short-term net deferred tax assets	18,034	12,817	6,409
Long-term net deferred tax liabilities (more than one year)	0	0	0
Short-term net deferred tax liabilities	0	0	0
Total	**24,542**	**19,171**	**23,452**

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

(In thousands of euros)		Year ended December 31, 2003			December 31, 2002	December 31, 2001
	Period of depreciation	Gross value[1]	Accumulated amortization	Net book value	Net book value	Net book value
Wanadoo Data (ex Médiatel)	5	2,995	(1,797)	1,198	1,797	2,396

Movements in the net book value of goodwill are as follows:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	**1,797**	**2,396**	**2,995**
Acquisitions/divestitures	0	0	0
Amortization	(599)	(599)	(599)
Closing balance	**1,198**	**1,797**	**2,396**

The goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data in 2001.

10. OTHER INTANGIBLE ASSETS

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Other intangible assets	1,225	(667)	558	823	1,088
Total	**1,225**	**(667)**	**558**	**823**	**1,088**

Movements in the net book value of other intangible assets were as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**823**	**1,088**	**509**
Acquisitions	0	0	1,204
Effect of changes in the scope of consolidation	0	0	(426)
Divestitures	0	0	(67)
Amortization	(265)	(265)	(137)
Reclassifications	0	0	4
Closing balance	**558**	**823**	**1,088**

11. PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Cumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	0	0	0	0	47,977
Computers and terminals	61,051	(49,132)	11,919	19,365	17,366
Other	20,898	(14,447)	6,451	1,638	5,302
Total	**81,949**	**(63,579)**	**18,370**	**21,003**	**70,645**

Changes in the net book value of property, plant and equipment are as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**21,003**	**70,645**	**76,420**
Acquisition of tangible assets	7,800	9,962	8,130
Effect of changes in scope of consolidation	0	0	1,375
Disposals and discards	(1,037)	(47,929)	(357)
Amortization	(9,396)	(11,675)	(14,962)
Reclassifications	0	0	39
Closing balance	18,370	21,003	70,645

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Eurodirectory			
Opening balance	2,353	1,965	1,641
Share in earnings	1,175	1,003	778
Dividends paid	(1,024)	(614)	(454)
Closing balance	**2,504**	**2,353**	**1,965**

13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

	Year ended at December 31							
	2003						2002	2001
(In thousands of euros)	% interest	Capital stock (1)	Net income (1)	Gross value	Provision	Net book value	Net book value	Net book value
Directories and other activities								
PagesJaunes Outre-Mer	100%	484	354	76	0	76	76	76
PagesJaunes Liban	100%	21	(123)	2,125	(1,813)	312	2,093	2,093
PagesJaunes Maroc	0%	0	0	0	0	0	0	2,896
PagesJaunes Jordanie	0%	0	0	0	0	0	0	1,009
TOTAL		0	0	2,201	(1,813)	388	2,169	6,165
Advances subject to capitalization						0	0	0
TOTAL						388	2,169	6,165

(1) On the basis of financial statements at December 31, 2003.

14. OTHER LONG-TERM ASSETS

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Other long-term assets	1,352	1,733	2,816
TOTAL	**1,352**	**1,733**	**2,816**

The other long-term assets consist mainly of long-term portion of security deposits and guarantees as well as other long-term investments.

15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is normally less than a year.

The breakdown of the gross value and depreciation of trade receivables is provided below:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Gross trade receivables	378,359	354,398	331,587
Provisions for depreciation	(6,568)	(4,599)	(4,881)
Trade receivables, net	**371,791**	**349,799**	**326,706**

16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Corporate tax advance payment	27,225	23,823	21,194
VAT to be received	15,485	14,051	12,262
Non-consolidated subsidiaries' current accounts	857	1,277	268
Other receivables	4,964	7,373	12,065
Prepaid expenses [(1)]	53,944	52,262	47,665
Total	**102,745**	**98,786**	**93,454**

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to be published printed directories and yet to be published on-line directories generally staggered over a period of 12 months.

17. DEFERRED INCOME

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Deferred income	465,338	412,429	399,596
Total	**465,338**	**412,429**	**399,596**

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements [(1)]	Closing Balance
On December 31, 2003				
Investment securities	0	1,813	0	1,813
Trade accounts receivable	4,599	1,969	0	6,568
Other assets	225	1,039	0	1,264
Marketable securities	0	0	0	0
On December 31, 2002				
Investment securities	0	0	0	0
Trade accounts receivable	4,881	(282)	0	4,599
Other assets	1,961	(1,736)	0	225
Marketable securities	0	0	0	0
On December 31, 2001				
Investment securities	0	0	0	0
Trade accounts receivable	9,779	(409)	(4,489)	4,881
Other assets	3,252	(1,291)	0	1,961
Marketable securities	0	0	0	0

(1) Include the effects of exchange rates and changes in the scope of consolidation.

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements (1)	Closing Balance
On December 31, 2003				
Investment securities	0	1,813	0	1,813
Trade accounts receivables	4,599	1,969	0	6,568
Other assets	225	1,039	0	1,264
Marketable securities	0	0	0	0
On December 31, 2002				
Investment securities	0	0	0	0
Trade accounts receivables	4,881	(282)	0	4,599
Other assets	1,961	(1,736)	0	225
Marketable securities	0	0	0	0
On December 31, 2001				
Investment securities	0	0	0	0
Trade accounts receivables	9,779	(409)	(4,489)	4,881
Other assets	3,252	(1,291)	0	1,961
Marketable securities	0	0	0	0

(1) Include the effects of exchange rates and changes in the scope of consolidation.

At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Marketable securities	11,600	11,409	11,863
Cash and cash equivalents(1)	581,935	577,909	472,433
Total marketable securities and cash and cash equivalents	**593,535**	**589,318**	**484,296**
Current accounts	3,312	3,312	3,312
Leasing debt	0	1	40,199
Other financial debt	12,069	29,283	12,617
Gross financial debt	**15,381**	**32,596**	**56,128**
Maturing in less than one year	15,381	32,593	19,915
Maturing in more than one year	0	3	36,213
Net cash position (indebtedness)	**578,154**	**556,722**	**428,168**

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Creditor banks, spots and credit lines	11,265	28,512	12,097
Other loans	804	771	520
Total	**12,069**	**29,283**	**12,617**

Movements in borrowings of PagesJaunes is analyzed as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Opening balance	**32,596**	**56,128**	**62,069**
• Net increase (decrease)	(17,214)	(23,532)	(3,026)
• Effect of changes in scope of consolidation	0	0	(5,152)
• Reclassifications	0	0	(539)
• Exchange rate effects	0	0	1,264
Closing balance	**15,381**	**32,596**	**56,128**

20. PROVISIONS AND OTHER LIABILITIES

Provisions for long-term liabilities are as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Pension and other post-retirement benefit obligations	17,176	15,541	14,050
Provisions for employee litigation[1]	7,629	8,672	3,645
Total	**24,805**	**24,213**	**17,695**

(1) See Note 23 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are analyzed as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Restructuring provisions	60	23	53
Other short-term provisions [1]	4,085	20	8
Sub-total short-term provisions	4,145	43	61
Accrued expenses [2]	173,102	177,188	163,113
Short-term deferred tax credit			
Total	**177,247**	**177,231**	**163,174**

(1) Includes purchase price supplement to be paid for Intelmatique (see note 24).
(2) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.

Movements in long and short-term provisions for risks and charges are as follows:

(In thousands of euros)	January 1, 2003	Increases	Reversals (utilizations)	December 31, 2003
Pension and other post-retirement benefit	15,541	1,635	0	17,176
Provisions for employee litigation	8,672	84	(1,127)	7,629
Other provisions for risks and charges	43	4,122	(20)	4,145
Total of provisions for risks and charges	**24,256**	**5,841**	**(1,147)**	**28,950**
- long-term	24,213	1,719	1,127	24,805
- short-term	43	4,122	(20)	4,145

The net impact of increases and reversals of provisions on the income statement can be analyzed as follows:

(In thousands of euros)	Increases	Reversals of provisions (releases)
Operating income	5,757	0
Non-operating income	84	0
- of which financial income	84	0

21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

22. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

Amounts receivable from related parties

	Year ended December 31	
(In thousands of euros)	**2003**	**2002**
Related party		
France Telecom SA	16,910	28,382
Wanadoo SA	13,466	3,191
Other companies in the France Telecom Group	3,786	1,966
Total	**34,162**	**33,539**

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €581.4 million at December 31, 2003, €577 million at December 31, 2002 and €454.5 million at December 31, 2001.

Accounts payable to related parties

	Year ended December 31	
(In thousands of euros)	**2003**	**2002**
Related party		
France Telecom SA	26,068	32,977
Wanadoo SA	11,385	6,589
Other companies of the France Telecom Group	9,113	3,124
Total	**46,566**	**42,690**

Material transactions with related parties

		Year ended December 31	
(In thousands of euros)	**Type of the transaction**	**2003**	**2002**
France Telecom Group	Connectivity	(265)	0
	Advertisement fee [1]	(17,754)	(15,591)
	Access to databases	(10,692)	(12,049)
	Research and development	(826)	(999)
	Real Estate	(9,346)	(6,440)
	Management Fees	(6,980)	(5,625)
	Trademark royalty Fees	(1,490)	(871)
	Other operational services	(11,447)	(6,605)

(1) Fees related to *l'Annuaire* (e.g. Pages Blanches).

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;

- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

23. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

Contractual obligations	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Leases	71,341	12,297	46,683	12,361
Purchase obligations for goods and services	64,400	36,045	28,355	0
Total	**135,741**	**48,342**	**75,038**	**12,361**

Contingent commitments	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Guarantees	440	440	0	0

Leasing contracts

PagesJaunes leases land, buildings, vehicles and materials. These contracts will come to term at various dates over the next ten years.

Management believes that these contracts will be renewed or replaced at their termination by other contracts under normal business conditions.

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €13.6 million, compared with €10.9 million at December 31, 2002. Of this €13.6 million, €9.3 million was billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

Commitments to purchase goods and services

Production of directories

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with significant volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

De-consolidating structures and *ad hoc* entities

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

Litigation and Arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries. In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes has committed acts of unfair competition, such as interference with client relationships, disparagement, and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisement insertions in the *PagesJaunes* directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

24. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

25. MANAGEMENT COMPENSATION

2003	Total gross compensation amount in euros	Portion represented by income in-kind in euros	Indemnity provisions upon retirement
Mr. Michel Datchary	282,577	3,900	150,074
Mr. Jean-Claude Peltier	170,723	2,091	119,329
Mr. Claude Marchand	162,263	3,023	17,456
Mr. Alain Coulmeau	151,788	2,562	154,412
Mr. Jean-Marie Guille	136,463	2,027	50,702

26. SCOPE OF CONSOLIDATION

DIRECTORIES

SCOPE OF CONSOLIDATION IN 2003

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2002

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION OF 2001

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

General Report of the Statutory Auditor on the Annual Financial Statements for the year ended December 31, 2003

DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of EUR 1.266.944
377,876 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Versailles

Dear Shareholders,

To fulfill the task entrusted to us by your general shareholders' meeting, we hereby present our report for the year ending on December 31, 2003, *i.e.*:

- the audit of annual financial statements for PAGESJAUNES, attached herewith;
- the specific verifications and the information required by law.

The annual financial statements have been approved by management on May 5, 2004. It is our responsibility, on the basis of our audit, to express an opinion on these financial statements.

As a preliminary note, it should be noted that the annual financial statements were first approved by the Management Board on February 11, 2004. Those financial statements underwent an audit performed by us, resulting in our unqualified opinion issued in our report dated February 11, 2004.

Following an event which occurred after the date of approval of the financial statements and as cited in Note 2.11 of the notes to the statutory financial statements, the annual financial statements have been modified and approved a second time by the Management Board on May 5, 2004.

Opinion on the annual financial statements

We have carried out our audit in accordance with the professional standards applicable in France; these standards require the use of proper diligence to obtain a reasonable assurance that the annual financial statements do not contain any significant irregularities. An audit consists of the examination, using samples of evidence to support the data contained in the financial statements. It also consists of evaluating the accounting principles followed, and the major estimates made to produce the financial statements as well as their overall presentation. We consider that our audit and the evaluations we have made provide a reasonable basis for expressing our opinion below.

We certify that the annual financial statements are correct and honest in terms of French rules and accounting principles, and give a true picture of the results of the operations for the last year as well as the financial situation and assets and liabilities of the Company at the end of that year.

Justification for our assessments

In accordance with the provisions of Article L.225-235, Paragraph 1, of the French Commercial Code, the evaluations we have made to issue our above-mentioned opinion, particularly in regard to the accounting principles followed and the major estimates used to prepare the financial statements, as well as their overall presentation, do not call for any special comment.

Furthermore, the company now follows new accounting procedures relating to the accounting for on-line sales figures. We have ascertained the validity of this change and the related presentation made in the Notes 1.1, 1.2 and 2.16 of the Notes to the Company Financial statements.

Verification and specific information

We have also performed, on the basis of professional standards applicable in France, the specific verification required by law.

We have no observation to make as to the truthfulness and consistency with annual financial statements of the information given in the Management Report and in the documents addressed to the shareholders on the financial situation and annual financial statements.

Neuilly, May 6 2004

Auditor

DELOITTE TOUCHE TOHMATSU

Jean-Paul PICARD Eric GINS

(In thousands of euros)

ASSETS	GROSS	DEPRECIATION PROVISION	NET 2003	NET 2002
INTANGIBLE ASSETS	**21,036.9**	**18,495.6**	**2,541.3**	**7,121.5**
OTHER	21,036.9	18,495.6	2,541.3	7,121.5
TANGIBLE FIXED ASSETS	**55,152.0**	**41,374.8**	**13,777.2**	**14,563.6**
TANGIBLE FIXED ASSETS	55,152.0	41,374.8	13,777.2	14,563.6
INVESTMENTS	**52,134.2**	**17,443.2**	**34,691.0**	**50,256.5**
INVESTMENTS AND RELATED RECEIVABLES	51,107.8	17,432.9	33,674.8	49,631.7
OTHER INVESTMENTS	25.6	10.2	15.4	15.4
LOANS	412.8	—	412.8	50.1
DEPOSITS & GUARANTEES PAID	588.0	—	588.0	559.3
FIXED ASSETS- TOTAL I	**128,323.1**	**77,313.6**	**51,009.5**	**71,941.6**
INVENTORIES	**6,689.2**	**28.9**	**6,660.3**	**10,698.7**
DOWN-PAYMENTS TO SUPPLIERS	**6,469.2**	**—**	**6,469.2**	**3,630.7**
TRADE ACCOUNTS RECEIVABLE	**411,883.2**	**5,720.6**	**406,162.6**	**379,962.5**
TRADE ACCOUNTS RECEIVABLE	360,131.7	5,085.9	355,045.8	334,798.2
TAX, SOCIAL & OTHER RECEIVABLES	51,751.5	634.7	51,116.8	45,164.3
OTHER RECEIVABLES	**98.1**	**—**	**98.1**	**98.9**
MARKETABLE SECURITIES	**11,600.2**	**—**	**11,600.2**	**11,030.0**
CASH	**582,393.9**	**—**	**582,393.9**	**578,452.2**
PREPAID EXPENSES	**21,032.2**	**—**	**21,032.2**	**902.5**
CURRENT ASSETS - TOTAL II	**1,040,165.9**	**5,749.5**	**1,034,416.5**	**984,865.4**
UNREALIZED GAINS/LOSSES- TOTAL III	**83.8**		**83.8**	**—**
GRAND TOTAL (I+II+III+IV)	**1,168,572.8**	**83,063.0**	**1,085,509.8**	**1,056,807.0**

(In thousands of euros)

LIABILITIES	2003	2002
SHARE CAPITAL	**54,810.0**	**54,810.0**
SHARE PREMIUM	**42,249.4**	**42,249.4**
RESERVES	**70,178.7**	**70,178.7**
LEGAL RESERVES	5,481.0	5,481
OTHER RESERVES	739.8	739
LONG-TERM CAPITAL GAINS RESERVES	63,957.9	63,957.9
OTHER RETAINED EARNINGS	**149.8**	**42,149.8**
NET INCOME	**167,924.4**	**206,106.6**
SHAREHOLDERS' EQUITY- TOTAL I	**335,312.2**	**415,494.5**
PROVISIONS FOR LIABILITIES	**11,761.4**	**24,431.4**
PROVISIONS FOR LIABILITIES- TOTAL II	**27,960.1**	**24,431.4**
FINANCIAL LIABILITIES (1)(2)	**19,469.9**	**38,566.5**
BANK FACILITIES	11,210.7	27,541.6
VARIOUS DEBTS	8,259.2	11,024.8
ACCOUNTS PAYABLE-TRADE	**249,037.7**	**236,840.3**
TRADE ACCOUNTS PAYABLE	101,248.7	93,847.4
TAX, SOCIAL AND OTHER PAYABLES	147,789.0	142,992.9
OTHER PAYABLES	**1,391.8**	**23,761.5**
AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS	793.5	332.6
TAX, SOCIAL AND OTHER PAYABLES	598.2	23,428.9
DEFERRED INCOME	**452,338.1**	**317,672.8**
LIABILITIES- TOTAL III	**722,237.5**	**616,841.1**
UNREALIZED GAINS/LOSSES- TOTAL IV	**0**	**40.2**
GRAND TOTAL (I+II+III+IV)	**1,085,509.8**	**1,056,807.0**

PagesJaunes Statement of Income for the year ended December 31, 2003

(In thousands of euros)

	2003	2002
OPERATING INCOME		
REVENUES	847,610	805,646
OTHER INCOME	3,443	5,383
WORK-IN-PROGRESS	20	301
OPERATING SUBSIDIES	(7)	109
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	3,727	5,986
OTHER INCOME	55,204	59,966
TOTAL I	**909,998**	**877,391**
OPERATING EXPENSES		
PAYMENT FOR SERVICES AND SUB-CONTRACTING	184,411	206,098
CHANGE IN INVENTORY	4,465	(522)
OTHER PURCHASES AND EXTERNAL CHARGES	128,361	128,550
TAXES & SIMILAR PAYMENTS	16,459	17,860
WAGES AND SALARIES	141,457	139,382
SOCIAL SECURITY TAXES	57,113	56,845
OTHER EXPENSES	1,036	3,524
DEPRECIATION ALLOWANCES	7,992	9,086
RESERVE ALLOWANCES	6,188	14,488
TOTAL II	**547,482**	**575,311**
1-OPERATING INCOMES (I-II)	**362,516**	**302,080**
NON-OPERATING INCOME		
INCOME FROM CONTROLLED ENTITIES	2,235	1,451
INCOME FROM MARKETABLE SECURITIES	25,831	21,693
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	0	1,891
TOTAL III	**28,065**	**25,036**
INTEREST AND OTHER CHARGES		
LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES	24	2,565
FINANCIAL RESERVES ALLOWANCES	17,517	0
TOTAL IV	**17,541**	**2,565**
2-FINANCIAL INCOME (III-IV)	**10,524**	**22,471**
3-CURRENT INCOME (1+2)	**373,039**	**324,551**
EXTRAORDINARY GAINS		
IN OPERATIONS	284	74
PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS	74	93,525
WRITE-BACK ON PROVISIONS AND AMORTIZATION	1,082	500
TOTAL V	**1,440**	**94,100**
EXTRAORDINARY LOSSES		
FOR MANAGEMENT TRANSACTIONS	0	30
FOR EXTRAORDINARY TRANSACTIONS	64,300	0
ON CAPITAL TRANSACTIONS	1,003	67,472
ALLOWANCE FOR LIABILITIES AND CHARGES	7,318	0
TOTAL VI	**0**	**67,502**
4-EXTRAORDINARY INCOME (V-VI)	**(71,181)**	**26,597**
EMPLOYEE PROFIT-SHARING PLAN	26,778	24,440
INCOME TAX	107,156	120,601
TOTAL INCOME	**939,503**	**996,526**
TOTAL EXPENSES	**771,579**	**790,420**
NET INCOME	**167,924**	**206,106**

1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories of France Telecom (3611),

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. This same policy applies to charges related directly to directories, as well as to royalties, commissions paid to representatives and sub-contracting.

To provide improved information on PagesJaunes' revenues, a modification was implemented for the 2003 financial year with respect to revenues derived from online directories. Previously recognized in the same manner as printed directories (namely the moment of publication in paper or online), online revenues for 2003 are spread out over the period during which the revenue source is displayed online.

The directly-affected expenses have been adjusted and correlated to the revenues for the financial year ended December 31, 2003. This policy will affect the commissions of vendors and the telephone vendors, as well as editorial royalties.

1.2 Incidence of the change in method (pro forma analysis)

The effect of this modified policy on the principal items of the Statement of Income ended December 31, 2002, and December 31, 2003 is presented below in € millions, as if this new policy has been applied on a consistent basis:

Results *in € millions*	**2003**	**2002**
Revenues	847.6	797.6
Operating Income	362.5	294.9
Net Income	167.9	201.5

1.3 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, pro rata *temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill; further, other charges can be recognized, notably the loss of value in goodwill.

1.4 Property, plant and equipment

Property, plant and equipment are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

• Installations and improvements	5/8 years
• Computer-related equipment	3/4 years
• Production-related equipment	3/4 years
• Office furniture and equipment	5/10 years
• Transport-related equipment	4 years

1.5 Investments and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

1.6 Inventories and works in progress

Inventories are evaluated according to the average cost method.

Work in progress is evaluated at cost price on the basis of direct costs.

A depreciation provision is recorded when the inventory value falls below the probable completion value.

1.7 Trade receivables

Trade receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those clients who are late in their payments for receivables concerning already-published editions. Also, client receivables existing prior to the year ended December 31, 2003 are provided for according to the best estimations of the company.

1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

1.9 Cash and cash equivalents

Cash consists of immediately disposable cash and short-term investments whose maturity is generally less than or equal to three months from the acquisition date.

1.10 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table.
- Total retained turnovers vary according to age or years with the company.
- Retirement age: 60.
- Tables of salary increases are defined according to age.
- Discount rate: 5%.

1.11 Deferred income

Deferred income refers to validated and invoiced client orders. Reversal of deferred income and, thus, recognition as revenue occurs upon the publication of the printed directories, and, for online directories, are accounted for over the course of the period of online display.

1.12 Financial income

The financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

1.13 Publication and other costs

Publicity, promotion, sponsorship and communication costs are fully accounted for in the year during which these costs were incurred.

2. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND THE STATEMENT OF INCOME

All values presented below (with the exception of Note 2.10) are expressed in € millions.

2.1 Intangible assets

Changes in intangible assets are analysed as follows:

	Value at January 1, 2003	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2003
Software	16.8	1.1	(1.5)	0	16.4
Depreciation	(13.9)	(2.0)	0	1.5	(14.4)
Intangible assets of the business (*"fonds de commerce"*)	4.6	0	0	0	4.6
Provisions for depreciation of the business assets (Page i, DVA)	(0.4)	(3.7)	0	0	(4.1)
Net Intangibles	**7.1**	**(4.6)**	**(1.5)**	**1.5**	**2.5**

The change for the period is the result of software acquisition and the depreciation of the DVA business assets pursuant to a decision of the *Conseil de la concurrence* on September 12, 2003, leading us to recognize the loss of value on this business.

2.2 Tangible assets

Changes in tangible assets are analysed as follows:

	Value at January 1, 2003	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2003
Other tangible assets	62.7	6.2	(13.7)	0	55.2
Depreciation	(48.1)	(6.0)	0	12.7	41.4
Net Tangibles	**14.6**	**0.2**	**(13.7)**	**12.7**	**13.8**

The change is a result of the acquisition of computer PCs, replacing Macintosh computers (removed from assets) in the context of Project Rivage.

2.3 Investments

Changes in investments:

	Value at January 1, 2003	Acquisitions	Sales or Reimbursements	Depreciation/ Write-back	Value at December 31, 2003
Investments in controlled entities and related receivables	49.6	1.5	0	0	51.1
Provisions	0	0	0	(17.4)	(17.4)
Loans, guarantees and deposits paid	0.6	0.7	(0.3)	0	1.0
Net Investments	**50.2**	**2.2**	**(0.3)**	**(17.4)**	**34.7**

Changes include:

- Additions concerning a new loan to Kompass France for 1.5 and loans to personnel regarding the last offering of France Telecom for 0.6.

Charges concerning the following subsidiaries:

- PagesJaunes Liban for 1.8. The corresponding account receivable was also recognized as a charge in the amount of 0.6.
- Kompass France for a total of 15.0.

2.4 Stocks and works in progress

	2003	2002
Gross Value	6.7	11.1
Depreciation	0	(0.4)
Market Price	**6.7**	**10.7**

2.5 Depreciation of accounts receivable

	Value at January 1, 2003	Unrecoverable accounts receivable	Depreciation	Value at December 31, 2003
Debt	3.7	(1.8)	3.8	5.7
Total	**3.7**	**(1.8)**	**3.8**	**5.7**

2.6 Long- and short-term debt

Almost the entirety of the receivables is short-term (due within less than one year).

2.7 Marketable securities

Marketable securities consist of short-term notes in the amount of 11.6, including accumulated interest.

2.8 Cash and cash equivalents

Cash includes the cash invested with France Telecom for a period of less than or equal to three months. On December 31, 2003, this cash amounted to 582.3. To allow account comparison, these investments were reclassified as cash on December 31, 2002.

2.9 Payments to be received, but still included in the balance sheet

Suppliers, invoiced bills to receive	2.8
Customer receivables, invoices to be issued	11.5
Tax receivables, tax relief to be claimed	0.2
Various Debts, interest earned through loans	0.7
Marketable securities, earned interest	4.0
Total	**19.2**

2.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each with a nominal value of €300.

Shareholder Equity (in €):	
Shareholder equity as of 1/1/2003	415,494,456
Allocations for 2002	206,106,573
Dividend Payments	(248,106,600)
Amount Carried Forward	149,788
2003 Result	167,924,373
Shareholders' equity as of December 31, 2003	335,312,229

2.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 15.7.

Total breakdowns are provided below:	
Actuarial value of vested rights at 12/31/2003	17.2
Provision accounted for at 12/31/2003	15.7
Balance available to insurance company	1.5
Total	**17.2**

At December 31, 2003, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial condition of the company.

On the occasion of the purchase of the "sale of online access to databases" business from Intelmatique (France Telecom Group), PagesJaunes agreed to a purchase price supplement calculated on the basis of the 2003 income generated on this business. At the conclusion of negotiations in April 2004, the purchase price supplement was finally determined to be €4.1 million. A provision in this amount has been recorded in light of the loss in the value of the business.

The provisions include the following:

	Value at Beginning of Year	Depreciation	Write-back	Value at the End of Fiscal Year
Provisions for court actions	7.7	0	(0.1)	7.6
Provisions for Projet Rivage	0.9	0	(0.9)	0
Provisions for risk associated with DVA business assets(1)	1.1	4.1	(1.1)	4.1
Provisions for work rewards	0	0.5	0	0.5
Provisions for retirement indemnities	14.7	1.0	0	15.7
Other provisions	0	0.1	0	0.1
Total	**24.4**	**5.7**	**-2.1**	**27.9**

(1) Reclassified as a depreciation provision.

2.12 Financial debts

Financial debts consist of:

- Blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 2.5; and
- Current accounts in the cash agreements with our subsidiaries, Wanadoo Data and PagesJaunes Outre-mer, in the amount of 5.7.

2.13 Debt maturity profile

	Gross Amount	Due in one year or more
Bank loans	11.2	11.2
General loans and financial debts	8.3	8.3
Accounts payable	101.2	101.2
Fiscal and social security debts	147.2	147.2
Others	1.4	1.4
Total	**269.3**	**269.3**

2.14 Payable charges included in the balance sheet

Accounts payable undelivered invoices	69.2
Fiscal and social security debts, VAT, taxes, salaries and social charges	61.6
Other debts to be paid	0.4
Total	**131.2**

2.15 Financial income

The financial income essentially comprises:

- income from investment of cash resources of 25.8;
- subsidiaries dividends of 2.2; and
- provisions for possible loss in value of long-term investments and related receivables of 17.5.

2.16 Extraordinary income

The extraordinary income includes:

- the impact of the change of the accounting method on the consideration of the revenues of the online directories, regarding 2002 starting on 1/01/2003, and accounted for as an extraordinary charge of 64.3;
- the depreciation of divestitures on tangible fixed assets of 0.9;
- a provision for the depreciation of the DVA goodwill of 3.2;
- a provision related to the risks and charges for the supplemental acquisition price in connection with the Intelmatique business, to recognize a loss in the value of the business of 4.1; and
- various other extraordinary income of 0.3.

2.17 Distribution of the tax among incomes

The distribution of the tax between operating income and extraordinary income is as follows:

	Earnings before tax	Taxes	Net
Operating income	373.0	(138.1)	234.9
Extraordinary income and employee profit sharing	(98.0)	31.0	(67.0)
Net Income	**275.0**	**107.1**	**167.9**

2.18 Fiscal matters

Latent and deferred tax matters

Future tax debt relief	Gross Amount
Employee profit sharing	27.9
Retirement payment provision	15.7
Others	1.1
Total	**44.7**
Representing a future tax relief of:	**15.8**

Tax litigation

During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

2.19 Off-Balance Sheet Commitments

	2003	2002
Liabilities received (guarantees received)	0.4	0.3
Liabilities granted (guarantees received)	0.4	7.3
Others (purchases of paper, printing)	64.4	97.8

Sale of online access to databases business repurchased from Intelmatique

On the occasion of the repurchase of this business, PagesJaunes agreed to a purchase price supplement based on the 2003 income generated on this business.

The amount comes to €4.1 million and will be paid in 2004.

2.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

Supervisory Board	0.005
Management Board	0.014
Total	0.019

2.21 Employees

	2003	2002
Management	705	689
Supervisors and technicians	2,224	2,206
Employees	41	40
Total	**2,970**	**2,935**

These employee numbers correspond to the current monthly average.

2.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France. They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 64.3 (after the accounting method change).
- Rent charges concerning the building of the Registered Office of 6.8.
- The supplier's balance due by PagesJaunes amounts to 14.0.

- Editorial costs of Pages Blanches charged to France Telecom amount to 52.7. The client balance due by France Telecom is 11.6.
- Cash advances provided by PagesJaunes are 582.3. The corresponding financial products amounts to 25.5.

Wanadoo S.A.:

- The management fees and trademark royalties for 8.5 and the corresponding supplier debt is 11.3 as well as tax debt concerning fiscal integration is 11.2 (after the accounting method change).

Kompass France:

- The interests on related receivable are 0.1, as well as interest of 4.2.

2.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

2.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.

STATUTORY ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

PagesJaunes Statement of Income for the year ended December 31, 2002

(In thousands of euros)

	2002	2001
OPERATING INCOME		
SERVICES PROVIDED: ADVERTISING	805,646	751,720
OTHER INCOME	5,383	7,738
WORK-IN-PROGRESS	301	(4,489)
OPERATING SUBSIDIES	109	281
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	5,986	7,140
OTHER INCOME	59,966	59,724
TOTAL I	**877,391**	**822,113**
OPERATING EXPENSES		
PAYMENT FOR SERVICES AND SUB-CONTRACTING	206,098	222,803
CHANGE IN INVENTORY	(522)	(6,645)
OTHER PURCHASES AND EXTERNAL CHARGES	128,550	124,463
TAXES & SIMILAR PAYMENTS	17,860	14,485
WAGES AND SALARIES	139,382	127,848
SOCIAL SECURITY TAXES	56,845	51,337
OTHER EXPENSES	3,524	2,583
DEPRECIATION ALLOWANCES	9,086	12,225
RESERVE ALLOWANCES	14,488	9,934
TOTAL II	**575,311**	**559,034**
1-OPERATING INCOME (I-II)	**302,080**	**263,078**
NON-OPERATING INCOME		
INCOME FROM CONTROLLED ENTITIES	1,451	530
INCOME FROM MARKETABLE SECURITIES	21,693	25,023
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	1,891	0
TOTAL III	**25,036**	**25,553**
INTEREST AND OTHER CHARGES		
LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES	2,565	2
FINANCIAL RESERVES ALLOWANCES	0	925
TOTAL IV	**2,565**	**927**
2-FINANCIAL INCOME (III-IV)	**22,471**	**24,626**
3-CURRENT INCOME (1+2)	**324,551**	**287,705**
EXTRAORDINARY GAINS		
IN OPERATIONS	74	11
PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS	93,525	186
WRITE-BACK ON PROVISIONS AND AMORTIZATION	500	31,225
TOTAL V	**94,100**	**31,421**
EXTRAORDINARY LOSSES		
FOR MANAGEMENT TRANSACTIONS	30	1
ON CAPITAL TRANSACTIONS	67,472	30,012
ALLOWANCE FOR LIABILITIES AND CHARGES	0	500
TOTAL VI	**67,502**	**30,512**
4-EXCEPTIONAL INCOME (V-VI)	**26,597**	**909**
EMPLOYEE PROFIT-SHARING PLAN	24,440	21,207
INCOME TAX	120,601	100,120
TOTAL INCOME	**996,526**	**879,087**
TOTAL EXPENSES	**790,420**	**711,800**
NET INCOME	**206,106**	**167,286**

(In thousands of euros)

ASSETS	GROSS	DEPRECIATION PROVISIONS	NET 2002	NET 2001
INTANGIBLE ASSETS	**21,441.9**	**14,320.4**	**7,121.5**	**4,462.6**
OTHER INTANGIBLE ASSETS	21,441.9	14,320.4	7,121.5	4,462.6
TANGIBLE FIXED ASSETS	**62,710.7**	**48,147.1**	**14,563.6**	**43,907.3**
LAND	0		0	9,917.6
BUILDINGS	0		0	19,206.0
OTHER TANGIBLE FIXED ASSETS	62,710.7	48,147.1	14,564	14,783.7
INVESTMENTS	**50,266.7**	**10.2**	**50,256.5**	**55,225.5**
INVESTMENTS AND RELATED RECEIVABLES	49,631.7	0	49,631.7	54,458.3
OTHER INVESTMENTS	25.6	10.2	15.4	15.4
LOANS (1) (2)	50.1		50.1	214.9
DEPOSITS & GUARANTEES PAID	559.3	0	559.3	536.9
FIXED ASSETS – TOTAL I	**134,419.3**	**62,477.7**	**71,941.6**	**103,595.4**
INVENTORIES	**11,134.3**	**435.6**	**10,698.7**	**10,230.8**
DOWN-PAYMENTS TO SUPPLIERS	**3,630.7**	**0**	**3,630.7**	**3,727.9**
TRADE ACCOUNT RECEIVABLES	**383,672.7**	**3,710.2**	**379,962.5**	**307,211.2**
TRADE ACCOUNT RECEIVABLES (1)	338,291.9	3,493.7	334,798.2	246,585
TAX, SOCIAL & OTHER RECEIVABLES	45,380.8	216.5	45,164.3	60,626.2
OTHER RECEIVABLES	**578,592.7**	**0**	**578,592.7**	**455,057.1**
MARKETABLE SECURITIES	**11,030.0**	**0**	**11,030.0**	**10,366.9**
CASH	**48.3**	**0**	**48.3**	**17,459.2**
PREPAID EXPENSES	**902.5**	**0**	**902.5**	**2,530.3**
CURRENT ASSETS – TOTAL II	**989,011.2**	**4,145.8**	**984,865.4**	**806,583.5**
UNREALIZED GAINS/LOSSES – TOTAL III	**0**	**0**	**0**	**0**
GRAND TOTAL (I+II+III+IV)	**1,123,430.6**	**66,623.5**	**1,056,807.0**	**910,178.9**
(1) OF WHICH LESS THAN ONE YEAR			3,420.9	10,220.2
(2) OF WHICH MORE THAN ONE YEAR			609.4	1,794.7

(In thousands of euros)

LIABILITIES	2002	2001
SHARE CAPITAL	**54,810.0**	**54,810.0**
SHARE PREMIUM	**42,249.4**	**42,249.4**
RESERVES	**70,178.7**	**70,178.7**
LEGAL RESERVES	5,481.0	5,481.0
OTHER RESERVES	739.8	739.8
LONG-TERM CAPITAL GAINS RESERVES	63,957.9	63,957.9
OTHER RETAINED EARNINGS	**42,149.8**	**26,504.3**
NET INCOME	**206,106.6**	**167,286.5**
SHAREHOLDERS' EQUITY – TOTAL I	**415,494.5**	**361,028.9**
PROVISIONS FOR LIABILITIES	**24,431.4**	**16,892.7**
PROVISIONS FOR LIABILITIES – TOTAL II	**24,431.4**	**16,892.7**
FINANCIAL LIABILITIES (1) (2)	**28,566.5**	**23,025.0**
BANK FACILITIES	27,541.6	11,288.6
VARIOUS DEBTS	11,024.8	11,736.4
DOWN-PAYMENTS ON PREVIOUS EDITIONS	**0**	**307,215.0**
ACCOUNTS PAYABLE-TRADE	**236,840.3**	**180,152.2**
TRADE ACCOUNTS PAYABLE	93,847.4	89,941.1
TAX, SOCIAL AND OTHER PAYABLES	142,992.9	90,211.0
OTHER PAYABLES	**23,761.5**	**21,699.9**
AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS	332.6	2,148.2
TAX, SOCIAL AND OTHER PAYABLES	23,428.9	19,551.7
DEFERRED INCOME	**317,672.8**	**14.5**
LIABILITIES – TOTAL III	**616,841.1**	**532,106.6**
UNREALIZED GAINS/LOSSES – TOTAL IV	**40.2**	**150.7**
GRAND TOTAL (I+II+III+IV)	**1,056,807.0**	**910,178.9**
(1) OF WHICH MORE THAN ONE YEAR	2,534.9	5,013.2
(2) OF WHICH LESS THAN ONE YEAR	36,031.6	18,011.8

1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories (3611), of France Telecom,

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. Furthermore, online revenues are recognized at the moment they are placed on line. This policy also applies to expenses directly related to directories such as royalties, commissions paid to representatives and sub-contracting.

1.2 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, *pro rata temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill, and more generally over a 3 to 4 year period; further, other charges can be recognized, notably the loss of value in goodwill.

1.3 Tangible assets

Tangible assets are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

• Buildings	40 years
• Installations and improvements	5/8 years
• Computer-related equipment	3/4 years
• Production-related equipment	3/4 years
• Office furniture and equipment	5/10 years
• Transport-related equipment	4 years

1.4 Investments in controlled entities and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

1.5 Inventories and works in progress

Work in progress is evaluated at cost price on the basis of direct costs. A depreciation provision is triggered when the inventory value falls below the probable completion value.

1.6 Customers receivables

Customers' receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those customers who are late in their payments for receivables concerning already-published editions. Also, customer receivables existing prior to the year have been depreciated according to the best estimations of the company.

1.7 The installation of the "Qualiac" software package

On October 6, 2002, the company installed the new billing and auxiliary accounting system for clients, Qualiac (unix environment), in replacing BEST (specific development functioning under MVS).

Following this installation, the company implemented a new accounting presentation for customers on the balance sheet as of December 31, 2002.

From the validation of the order and the delivery of the bill to the client, the bill is accounted for by debiting the client's account in return for this unearned income. From the publishing date of the printed directory, or the date electronic directories are placed on line, revenues consist of a reversal in unearned income.

This change in presentation enables the company to discern the balance of all debt resulting from billing.

Until December 31, 2001, only payments received from clients for previous editions were registered in the liabilities of the balance sheet in advance and deposits, in return for a bank account for deposited checks, or a client account "payments to be received" for full-term values.

The following pro forma balance sheet showing customer and related accounts takes into account the change in method, permitting a comparison between December 31, 2002 and December 31, 2001.

	2002	2001 (pro forma)	2001
Assets			
Trade account receivables	334.8	313.9	246.6
Tax and labor receivables	42.6	39.4	57.9
Liabilities			
Down-payments to suppliers	0	0	307.2
Tax and labor payables	142.4	131.9	88.9
Deferred income	317.7	313.2	0

1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

1.9 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The methods for determining this recorded provision corresponds to an actuarial measurement of the liability and takes into account a number of different parameters.

1.10 Financial income

Financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

2. SIGNIFICANT EVENTS DURING THE YEAR

2.1 Removal of the leasing option and transfer of the buildings in Sèvres

Following the authorization of the Supervisory Board on December 12, 2001, PagesJaunes used their buy-back option of the Sèvres lease on March 7, 2002, and subsequently sold the buildings to CWA on March 12, 2002.

Furthermore, France Telecom became tenants of the buildings, PagesJaunes becoming sub-tenant.

2.2 Acquisition of the sales business of directory data

In the context of the consolidation of directory businesses at PagesJaunes, the Company acquired from Intelmatique the sale of online access to directories business in January 2002.

2.3 Subsidiaries

In the context of the legal restructuring of the Wanadoo group, PagesJaunes transferred its subsidiaries Jordan Yellow Pages, Telecoma Salvador and its PagesJaunes subsidiaries in Morocco to Wanadoo International.

In the same process, PagesJaunes transferred its debt from these subsidiaries to Wanadoo International.

All of these transactions have been taken into account in the sales value.

2.4 URSSAF audit

An URSSAF audit began in March 2002, reviewing years 2000 and 2001. It ended in December 2002.

The principal changes made were regarding the tax on transportation for VRPs, as well as the application of the Aubry II tax relief measures, following an agreement to reduce work times.

2.5 Tax audit

The changes accepted for years 1998 and 1999 were accounted for in the 2002 financial statements, either in expenses to be paid or refunded to France Telecom, in the context of tax integration for fiscal year 1999.

However, the changes regarding the depreciation of Oda do Brasil shares and debt and the taxation of Eurodirectory profits earned in Luxembourg are being appealed by the Company.

2.6 Progressive installation of purchasing management software from Oracle applications (P.O.)

The Pacha project for purchasing management using the P.O. software from Oracle applications was installed progressively: pilot sites in June 2002 (Information Systems Department and Finance Department); other Departments and Business Units in October (Online Directory, Sites, Communications, Organization Management); and the remaining Departments and Business Units in January 2003.

3. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND STATEMENT OF INCOME

All values are in € millions.

3.1 Intangible assets

Changes in intangible assets:

	Value at January 1, 2002	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2002
Software	16.0	2.3	(1.5)	0	16.8
Intangible assets of the business	1.4	3.2	0	0	4.6
Depreciation, provisions	(12.9)	(2.9)	0	1.5	(14.3)
Net Intangibles	**4.5**	**2.6**	**(1.5)**	**1.5**	**7.1**

The change in the period is the result of the acquisition of the assets of the business arising from the sale of directory information and the acquisition of software licenses.

3.2 Tangible assets

Changes in tangible assets:

	Value at January 1, 2002	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2002
Land	9.9	14.0	(23.9)	0	0
Buildings	28.5	20.6	(49.1)	0	0
Other tangible assets	64.0	6.1	(7.4)	0	62.7
Depreciation	(58.5)	(6.5)	0	16.9	(48.1)
Net Tangibles	**43.9**	**34.2**	**(80.4)**	**16.9**	**14.6**

The changes in land and buildings are a result of the sale of the Sèvres buildings (exercise of option for lease dated March 7, 2002, and sale of all buildings on March 12, 2002. The other changes are a result of other transactions, primarily acquisitions and discarding of computer-related equipment.

3.3 Investments

Changes in investment:

	Value at January 1, 2002	Acquisitions	Sales or Reimburse-ments	Depreciation/ Write-back	Value at December 31, 2002
Investments in controlled entities and related receivables	55.3	0.2	(5.9)	0	49.6
Provisions	(1.9)	0	0	1.9	0
Loans, guarantees and deposits paid	1.8	0.1	(1.3)	0	0.6
Net Investments	**55.2**	**0.3**	**(7.2)**	**1.9**	**50.2**

Changes include:

- Sales of Jordan Yellow Pages for 1.2, Moroccan subsidiaries for 3.3 as well as abandonment of debts concerning *Telelistas* (Conforguias debt and security provided to Bio papeles) for 1.9.
- Also the recovery on reserves charged in prior periods for depreciation of the same debts.

3.4 Stocks and works in progress

	2002	2001
Gross value	11.1	10.3
Depreciation	(0.4)	(0.1)
Market price	**10.7**	**10.2**

3.5 Depreciation of accounts receivable

	Value at January 1, 2002	Debts sold	Depreciation	Value at December 31, 2002
Debt	3.7	(3.3)	3.0	3.7
Total	**4.0**	**(3.3)**	**3.0**	**3.7**

3.6 Debt

Debt consists of funds placed next to France Telecom in loan contracts and in current account. At December 31, 2002, funds placed next to France Telecom amount to 578.5 of which 480 as a loan for a period of one year.

3.7 Debt more and less than one year

Most of the debt is for less than one year.

3.8 Short-term investments

Short-term investments consist of capitalization bonds of 11 and include non-accumulated interest.

3.9 Payments to be received, but still included in the balance sheet

Suppliers, invoiced bills to receive	2.7
Customer receivables, invoice to be issued	9.1
Tax receivables, tax relief to be claimed	1.1
Various Debts, interest earned through loans	1.5
Marketable securities, earned interest	3.4
Total	**17.8**

3.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each of a nominal value of €300.

Shareholder Equity (in €)		
Shareholder Equity as of 1/1/2002		361,028,883
Allocations for 2001	167,286,495	
Dividend Payments	(151,641,000)	
Amount Carried Forward	15,645,495	
2002 Result		206,106,573
Shareholders' Equity as of December 31, 2002		415,494,456

3.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 14.7.

Total breakdowns are provided below:

Actuarial value of vested rights at 12/31/2002	15.6
Provision accounted for at 12/31/2002	14.7
Balance available to insurance company	0.9
Total	**15.6**

At December 31, 2002, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial status of the company.

The provisions include the following:

	Value at Beginning of Year	Depreciation/ Write-back	Value at the End of Fiscal Year
Provisions for court actions	3.6	6.1	9.7
Provisions for retirement indemnities	13.3	1.4	14.7
Total	**16.9**	**7.5**	**24.4**

The depreciations and write-backs regarding the restructuring plan for 5.2, the 2004 expense regarding *Projet Rivage* for 0.9 and 1.1 for provisions for the write-down of the value of the business assets of DVA as well as the recovery on various court actions for 0.6 and 0.5 for the recovery of provisions of taxes following an audit.

3.12 Financial debt

Financial debt consists of blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 4.9.

3.13 Debt maturity profile

	Gross Amount	Due in one year at most	Due in 1 to 5 years
Bank loans	27.5	27.5	0
General loans and financial debt	11.0	8.5	2.5
Accounts payable	93.8	93.8	0
Fiscal and social security debt	142.4	142.4	0
Others	24.4	24.4	0
Total	**299.1**	**296.6**	**2.5**

3.14 Payable charges included in the balance sheet

Accounts payable undelivered invoices	70.4
Fiscal and social security debts, VAT, taxes, salaries and social charges	63.8
Other debts to be paid	2.6
Total	**136.8**

3.15 Financial income

Financial income includes investment income from cash management of 21.0, and subsidiaries dividends of 1.5.

3.16 Extraordinary income

Extraordinary income includes:

- Capital gains on intangible assets of 22.8 and on transfer of securities of 3.2.
- A renewal of provisions for tax of 0.5.

3.17 Distribution of the benefits tax

The distribution of the benefits tax between operating income and extraordinary income is as follows:

	Earnings before tax	Taxes	Net
Operating income	324.5	(119.4)	205.1
Extraordinary income and employee profit sharing	2.2	(1.2)	1.0
Net Income	**326.7**	**120.6**	**206.1**

3.18 Latent and deferred tax matters

Future tax burden relief

	Gross Amount	Tax
• Employee profit sharing	24.4	
• Retirement payment provision	14.7	
• Others	1.0	
• Unrealized gains/losses	0.1	
Total	**40.2**	
Representing a future tax burden relief of:	**14.3**	

3.19 Off-Balance Sheet Commitments

	2002	2001
Liabilities received:		
Leases [1]	0	50.2
Others	0.3	0.3
Liabilities granted:		
Leases, rents still owed [1]	0	50.9
Guarantees received [2]	7.3	1.6
Others (purchases of paper, printing)	97.8	61.9

(1) The arrangements received or granted in 2001 concern the buildings of the registered office, sold in 2002.
(2) These guarantees include the estimate to be paid in 2004, concerning the business assets of DVA.

3.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

Supervisory Board	0.014
Management Board	0.010
	0.025

3.21 Employees

	2002	2001
Management	689	662
Supervisors and technicians	2,206*	1,350
Employees	40	790
Total	**2,935**	**2,802**

These employee numbers correspond to the current monthly average.

* The VRPs are included in 2002, listed with technicians (previously listed with employees).

3.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France.

They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 63.6.
- Rent charges relating to the building of the Registered Office of 5.4.
- The supplier's balance due by PagesJaunes amounts to 20.2.
- Editorial costs of Pages Blanches charged to France Telecom amount to 59.6. The client balance due by France Telecom is 20.3.
- Cash advances provided by PagesJaunes are 578.5. The corresponding financial products amount to 21.4.

Wanadoo S.A.:

- The management fees and trademark royalties for 6.5 and the corresponding supplier debt is 6.0 as well as tax debt concerning tax consolidation is 21.4.

Kompass France:

- The interests on related receivable are 0.2, as well as interest of 2.6.

3.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

3.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.

ANNEX A

SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE AND THE UNITED STATES

PagesJaunes' consolidated financial statements have been prepared and presented in accordance with the accounting principles described in the notes to the financial statements which comply with generally accepted accounting principles in France ("French GAAP") applicable to consolidated financial statements. Significant differences exist between French GAAP and generally accepted accounting principles in the United States ("US GAAP") that may be material to the financial information therein. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between French GAAP and US GAAP, and how those differences might affect the financial information herein.

The discussion below qualitatively summarizes certain differences between French GAAP applicable to consolidated financial statements and US GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on our consolidated net income and shareholders' equity. There can be no assurance that these are the only differences in accounting principles that would have an impact on our consolidated net income and shareholders' equity. There may also be significant differences between the presentation of a group's consolidated financial statements and the footnote disclosure thereto in comparison to what would be required under US GAAP. These differences have not been addressed in the discussion below.

Scope of consolidation

Under French GAAP, a reporting entity may account for entities it controls or over which it exerts significant influence as cost-method investments if such entities do not exceed certain quantitative thresholds. Under French GAAP, the Company consolidates entities it controls (full consolidation) or over which it exerts significant influence (consolidation by the equity method) when at least two of the following three criteria are met: revenues exceed €5 million, total assets exceed €10 million and net assets exceed €2 million.

US GAAP prohibits the use of quantitative thresholds in determining whether to account for an entity as a consolidated subsidiary or as an equity method investee.

Basis of presentation

Under French GAAP, the historical consolidated financial statements of PagesJaunes reflect the assets, liabilities and results of operations of the entities that actually comprised a part of the group during the historical periods presented (based on legal ownership structures).

Under US GAAP, including United States Securities and Exchange Commission ("SEC") rules, the historical financial statements of PagesJaunes would be presented on a "carve-out" basis. Historical financial statements of a business prepared on a "carve-out" basis are required to reflect the historical results of operations, including all costs of doing business, of the "carved-out" business, including all subsidiaries, divisions or components thereof engaged in the group's business (including subsidiaries, divisions or components thereof which may not have been legally owned by the group during the historical periods presented).

Business combinations and amortization of goodwill and other intangible assets

There may be differences in what intangible assets are required to be recognized apart from goodwill under French GAAP and US GAAP as part of purchase accounting.

Under French GAAP, goodwill is amortized over its estimated useful life not to exceed 20 years, whereas certain other acquired intangible assets, such as customer relationships and market share, are not amortized.

Under US GAAP, prior to the adoption of FASB Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations" ("FAS 141") and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), all acquired identifiable intangible assets and goodwill were required to be amortized over their estimated useful lives not to exceed forty years. In July 2001, the Financial Accounting Standards Board issued FAS 141 and FAS 142. FAS 141 and FAS 142 established criteria for when identifiable intangible assets

may be recognized in the financial statements apart from goodwill. Separately recognized intangible assets are amortized over their estimated useful lives. All other separately recognized intangible assets that are considered to have indefinite useful lives and goodwill are not subject to amortization but rather subject to annual impairment testing.

Also see "— Deferred income taxes" below for a discussion of the deferred income tax considerations related to intangible assets.

Impairments of goodwill

Under French GAAP, the recoverable value of goodwill is subject to review at least annually (and more frequently whenever events or circumstances occur indicating that an impairment may exist). Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition. The assessment of whether or not an impairment exists is performed by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use. The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances. The Company generally uses the discounted cash flow method when assessing value in use.

Under US GAAP, companies are required to test goodwill for impairment at least annually (and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount). Goodwill impairment tests, in accordance with US GAAP, involve a two-step process. In the first step, the fair value of the reporting unit (defined as an operating segment or one level below based on the structure of a company's internal financial reporting) is compared to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess, if any, of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. The implied fair value of a reporting unit's goodwill is determined based on the preparation of a hypothetical purchase price allocation as of the date of the impairment test assuming the acquisition cost is equal to the fair value of the reporting unit.

Impairment of long-lived assets

Under French GAAP, an impairment charge is recorded for property, plant and equipment or intangible assets (other than goodwill) when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use. Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge is necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management or by reference to the replacement cost for used equipment or to the cost of alternative technologies. For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Under US GAAP, intangible assets with indefinite useful lives are required to be tested for impairment at least annually (or more frequently if events or changes in circumstances indicate that the asset might be impaired). Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess.

Intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) are tested for impairment whenever events or changes in circumstances indicate that its carrying value might not be recoverable. Impairment tests, in accordance with US GAAP, involve a two-step process. In the first step, the carrying value of the asset is compared to the sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset. If the carrying value of

an asset exceeds the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized equal to the excess of the carrying value of the asset over its fair value (generally determined as the sum of the discounted cash flows expected to be generated from the use and eventual disposition of the asset).

Acquisitions of minority interests

Under French GAAP, upon the acquisition of a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at their fair value. Any subsequent purchase of the outstanding minority interest results in the recognition of goodwill for the excess of the acquisition cost over the carrying value of the net assets acquired.

Under US GAAP, upon the acquisition of a controlling interest in a business, only the portion of the assets and liabilities acquired by the Company is recorded at its fair value. The interest of the outstanding minority interests in the assets and liabilities of the acquired company continues to be reflected at pre-acquisition historical cost. Any subsequent purchase of the outstanding minority interest results in a new purchase price allocation for the portion of the subsidiary acquired.

Deferred income taxes

Under French GAAP, deferred tax assets whose realization is probable are recognized in the financial statements. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Under US GAAP, all deferred tax assets and liabilities are measured in the financial statements. A valuation allowance is established for those deferred tax assets whose likelihood of realization is less than 50% and deferred tax assets and liabilities are generally not discounted.

Under French GAAP, deferred taxes are not recognized on goodwill and certain other intangible assets, which are not subject to amortization, including customer relationships. Under US GAAP, deferred taxes are recognized on all intangible assets, other than goodwill, including those not subject to amortization.

Stock-based compensation

Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements either in the granting company's financial statements or in the company with the employees receiving the rewards.

Under US GAAP, a reporting entity can apply the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation." In doing so, compensation expense is computed based on the fair value of the options granted which is generally recognized ratably over the vesting period.

Sale-leaseback of real estate

Under French GAAP, sale-leasebacks of real estate properties, which are leased back through a lease that is accounted for as an operating lease, are reflected in the consolidated financial statements as disposals of property. Any related net gain is recorded immediately.

Under US GAAP, assets qualifying for sale-leaseback accounting would be recorded as sales with any resulting gain, subject to certain limits, being deferred and amortized over the remaining portion of the remaining operating lease term.

Provisions

Restructuring

Under both French GAAP and US GAAP, certain criteria are required to be met prior to recognition of restructuring provisions (other than in connection with a business combination, for which separate rules apply). The criteria are generally more stringent under US GAAP than under French GAAP requirements, resulting in a difference in the timing of recognition of expenses between French GAAP and US GAAP.

Under US GAAP (Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" through December 31, 2002), the following criteria are required to be met to recognize

restructuring provisions for actions taken in the ordinary course of business: (i) management having the appropriate level of authority has approved the plan, (ii) the affected employees have been notified prior to the balance sheet date (iii) the plan is sufficiently detailed and the required implementation period is sufficiently short and (iv) the costs to be incurred do not benefit continuing activities. FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") superseded EITF 94-3 for exit or disposal activities initiated after January 1, 2003. FAS 146's criteria for determining a one-time benefit arrangement are more explicit that those in EITF 94-3. In addition, under EITF 94-3, a liability for exit costs was recognized when an entity committed itself to an exit plan whereas under FAS 146, a commitment to an exit plan does not, by itself, result in a liability for the costs of a planned exit or disposal activity.

Other provisions

Under both French GAAP and US GAAP, provisions are recorded for contingent losses when the risk of loss is considered probable and the amount of the loss is reasonably estimable. In some cases, US GAAP provides more explicit requirements, which may result in differences between French GAAP and US GAAP in the timing and measurement of certain provisions.

Pensions and postretirement benefits

Under French GAAP, liabilities related to a reporting company's pension and other post-retirement benefit obligations are recorded in the balance sheet generally on the basis of actuarial valuations. Likewise, the related expense is recognized in the statement of income generally on the basis of an actuarial valuation.

Under US GAAP, liabilities related to a reporting company's pension and other postretirement benefit obligations are also recorded in the balance sheet on the basis of actuarial valuations. However, the actuarial methods, including provisions governing the initial application of those methods, may differ compared to those under French GAAP, resulting in different amounts of reported liabilities and expense under French GAAP compared to US GAAP.

Earnings per share

Under French GAAP, earnings per share are computed as a reporting entity's consolidated net income divided by the weighted average number of shares outstanding during the period.

Under US GAAP, companies are required to present their earnings per share on both a basic and a diluted basis. Basic earnings per share are computed as net income available to common shareholders divided by the weighted average shares outstanding for the period. Diluted earnings per share are computed after giving effect to all dilutive potential common shares outstanding during the period, including stock purchase options, stock purchase warrants and convertible debt. Net income available to common shareholders is adjusted to add back items such as interest expense on convertible debt and any convertible preferred dividends. The number of weighted average shares outstanding is adjusted to include the number of incremental common shares computed on the basis of the treasury stock method.

PRINCIPAL OFFICE OF PAGESJAUNES

PagesJaunes
7, avenue de la Cristallerie
92317 Sèvres Cedex, France

LEGAL ADVISERS

TO PAGESJAUNES
as to United States and French law

Sullivan & Cromwell LLP
24, rue Jean Goujon
75008 Paris, France

TO THE UNDERWRITERS
as to United States and French law

Shearman & Sterling LLP
114, avenue des Champs-Elysées
75008 Paris, France

AUDITORS OF PAGESJAUNES

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France

Ernst & Young Audit
Faubourg de l'Arche
11, allée de l'Arche
92400 Courbevoie, France

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pagesjaunes

Exhibit D

pagesJaunes

88,000,000 shares

This is an initial offering of the shares of PagesJaunes S.A., a French *société anonyme*. This international offering of 40,000,000 shares to institutional investors is part of the global offering by Wanadoo S.A., a French *société anonyme*, of 88,000,000 ordinary shares of PagesJaunes, representing approximately 31.03% of the capital stock and voting rights in PagesJaunes, after giving effect to the concurrent capital increases reserved for employees described herein. The global offering also includes a retail public offering in France of 48,000,000 shares. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo in the global offering. Concurrently with the global offering, PagesJaunes, by way of capital increases reserved for employees, is offering up to 9,591,750 newly issued shares to certain eligible current and former employees of France Telecom, PagesJaunes and certain of their subsidiaries.

The shares offered in the French public offering are being offered at a discount of €0.30 per share to the international offering price, and the shares being offered through the capital increases to employees are being offered at a subscription price of €11.30 per share.

Wanadoo has granted an option, exercisable by the Joint Global Coordinators on behalf of the underwriters, to purchase up to 13,200,000 additional shares at the international offering price. The underwriters may use such additional shares only to cover over-allotments, if any.

Upon completion of the global offering, and assuming full subscription of the capital increases reserved for employees, Wanadoo will own approximately 65.59% of PagesJaunes' shares if the over-allotment option is not exercised, or 60.94% if the Joint Global Coordinators exercise the over-allotment option in full.

Prior to the global offering, there has been no public market for the PagesJaunes shares. The shares have been approved for listing on the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Investing in PagesJaunes' shares involves risks. See "Risk Factors" beginning on page 9 to read about certain risks that you should consider before buying the shares.

Offering Price €14.40 per share

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and are being offered and sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in transactions outside the United States in reliance on Regulation S under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are subject to transfer and selling restrictions in certain countries, including the United States. You should read the restrictions described under "Transfer and Selling Restrictions" beginning on page 136.

The underwriters expect the shares to be accepted for delivery through the book-entry facilities of Euroclear France, Euroclear Bank S.A./N.V. and Clearstream Banking S.A., against payment, on July 13, 2004.

Joint Global Coordinators and Joint Bookrunners

ABN AMRO Rothschild Global Offering | **BNP PARIBAS** Global Offering | **CALYON** French Public Offering | **Lehman Brothers** Global Offering | **Morgan Stanley** Global Offering

Joint Lead Managers

Citigroup **Goldman Sachs International** **Lazard-IXIS** **SG Corporate & Investment Banking**

Co-Joint Lead Manager and Financial Adviser to Wanadoo

Dresdner Kleinwort Wasserstein

Offering Memorandum dated July 7, 2004.

TABLE OF CONTENTS

PagesJaunes is a French *société anonyme*, a form of limited liability company. Its principal executive offices are located at 7, avenue de la Cristallerie, 92317 Sèvres Cedex, France, and its telephone number is +33.(0)1.46.23.30.00. The address of PagesJaunes' website is http://bienvenue.pagesjaunes.com. The information on its website is not incorporated into this offering memorandum.

In making an investment decision, investors must rely on their own examination of PagesJaunes and the terms of the offer, including the merits and risks involved. Any decision to buy shares should be based solely on this offering memorandum. The shares have not been recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this offering memorandum. Any representation to the contrary is a criminal offense in the United States.

If this offering memorandum is delivered or any shares are sold in the international offering at any time following the date of this offering memorandum, the information contained in this offering memorandum may no longer be correct and PagesJaunes' affairs may have changed.

No person has been authorized to give any information or to make any representations in connection with this international offering other than those contained in this offering memorandum. If any information is given or any representations are made, they must not be relied upon as having been authorized by Wanadoo, PagesJaunes, the underwriters, their respective affiliates or any other person.

No representation or warranty, express or implied, is made by the underwriters or any of their affiliates or advisors or selling agents nor any of their respective representatives as to the accuracy or completeness of the information set forth herein, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Neither PagesJaunes, nor Wanadoo, nor the underwriters nor any of their respective representatives is making any representation to any offeree or purchaser of the securities offered hereby regarding the legality of an investment by such offeree or purchase under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to the legal, tax, business, financial and related aspects of the purchase of the shares.

This offering memorandum has been prepared solely for use in connection with the international offering. Wanadoo and the underwriters reserve the right to reject any offer to purchase shares, in whole or in part, for any reason or to sell less than the aggregate number of shares offered hereby. This offering memorandum is personal to each offeree and does not constitute an offer to any person or to the public generally to purchase or otherwise acquire shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized and any disclosure of any of its contents, without the prior written consent of PagesJaunes and Wanadoo, is prohibited. Each prospective subscriber or purchaser, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no copies of this offering memorandum.

This offering memorandum has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the "AMF") and accordingly may not be used in connection with any offer or sale of shares to the public in France. For the purposes of the French public offering and the listing of the shares on Euronext Paris S.A., a *Prospectus* comprised of a *Document de base* and a *Note d'opération* in the French language has been prepared.

This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any security other than the PagesJaunes shares offered hereby. The distribution of this offering memorandum and the offering of shares are restricted by law in certain jurisdictions. Other than in France, no action has been or will be taken by PagesJaunes, Wanadoo or the underwriters that would permit a public offering of the shares or possession or distribution of an offering memorandum in any jurisdiction where action for that purpose would be required. This offering memorandum may not be used for, or in connection with, any offer or solicitation in, and does not constitute any offer to or solicitation by any person in, any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required to inform themselves about and to observe all such restrictions. Neither PagesJaunes, nor Wanadoo, nor any of the underwriters or any of their affiliates or advisors or selling agents accepts any responsibility for any violation by any person, whether or not it is a prospective purchaser of shares, of any such restrictions.

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities authority of any state of the United States, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The shares are being offered (i) in the United States only to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States only in offshore transactions, as defined in, and in accordance with, Regulation S under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that sellers of the shares may be relying on the

exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the shares and the distribution of this offering memorandum, see "Transfer and Selling Restrictions" beginning on page 136.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Wanadoo has not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended, the "POS Regulations"). This offering memorandum has not been drawn up in accordance with the POS Regulations and a copy has not been delivered to the Registrar of Companies in England and Wales for registration. The shares may be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses within the meaning of regulation 7(2)(a) of the POS Regulations, or otherwise in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the POS Regulations.

In connection with the global offering, the underwriters are not acting for anyone other than Wanadoo and will not be responsible to anyone other than Wanadoo for providing the protections afforded to their clients nor for providing advice in relation to the global offering.

In connection with the global offering, Morgan Stanley & Co. International Limited (the "Stabilizing Manager") or any person acting for the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail for a limited period after the offering price is fixed. However, there may be no obligation on the Stabilizing Manager or any agent of the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilizing action shall be in accordance with all applicable laws, rules and regulations.

INFORMATION FOR INVESTORS IN CERTAIN COUNTRIES

For information for investors in certain countries regarding restrictions on offers, sales or transfers of the shares and the distribution of this offering memorandum, see "Transfer and Selling Restrictions".

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire revised statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering memorandum, the terms "PagesJaunes" or the "Company" refer solely to PagesJaunes S.A. The term "Group" refers to the group of companies comprising the Company and all its subsidiaries. The term "Consolidated Group" refers to the group of companies consisting of the Company and all its subsidiaries other than PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

The financial statements included in this offering memorandum include the Consolidated Group's pro forma unaudited consolidated financial statements at and for the three years ended December 31, 2003 and the Consolidated Group's audited consolidated financial statements at and for the year ended December 31, 2003. The consolidated financial statements reflect the Consolidated Group's results and financial condition at December 31, 2001, 2002 and 2003, without taking into account the acquisitions of QDQ Media and Wanadoo Maps in the first half of 2004 or the other pro forma adjustments described in the Group's pro forma unaudited consolidated financial statements. Only the consolidated financial statements for the year ended December 31, 2003 were audited and only these audited consolidated financial statements for the year ended December 31, 2003 were approved by the general meeting of shareholders of PagesJaunes. Also included in this offering memorandum are the audited statutory financial statements of PagesJaunes at and for the years ended December 31, 2003, 2002 and 2001.

The pro forma unaudited consolidated financial statements at and for the three years ended December 31, 2003 included elsewhere in this offering memorandum have been created to show the Consolidated Group's scope of consolidation, financial condition, results of operations and cash position as if the Consolidated Group had existed during these three years, using the procedures described therein. The pro forma unaudited consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps from the date they were consolidated in the France Telecom Group and reflect the aggregate transaction price for the acquisitions of QDQ Media and Wanadoo Maps of approximately €117 million charged to the Company's cash resources. However, the pro forma unaudited consolidated financial statements do not include the results of some activities of the Group that are considered insignificant on account of their size or their business. These non-consolidated activities consist of PagesJaunes Outre-Mer (€3.6 million of revenues retained in 2003 pursuant to its *régie* (advertising representation) activities for an EBITDA of €0.6 million), PagesJaunes Liban (2003 revenue of approximately €1 million and a break-even EBITDA) and Kompass Belgium (2003 revenues of €3.8 million for an EBITDA of €0.3 million).

The pro forma unaudited consolidated financial statements have been prepared principally on the basis of the individual financial statements of the consolidated companies as well as elements extracted from Wanadoo's accounting records for 2001, 2002 and 2003, and have been adjusted on the basis of the procedures described in Note 2.1 of the Notes to the pro forma unaudited consolidated financial statements. The pro forma unaudited consolidated financial statements have been subject to an examination by the Group's statutory auditor and contractual auditor in accordance with professional standards applicable in France. The report by the statutory auditor and contractual auditor on this examination of the pro forma unaudited consolidated financial statements contains a qualification regarding the possible consequences on the 2001 and 2002 financial statements of the limitations in the scope of procedures relating to the accounts receivable of QDQ Media in 2001 and 2002, and their impact on the increase in provisions for receivables in the 2003 income statement, although it is noted that QDQ Media's balance sheet as at December 31, 2003 did not give rise to any qualification by the statutory auditor and contractual auditor.

In preparing the pro forma unaudited consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results that the Group would have realized if it had existed during the periods under review or (ii) the results that the Group will realize in the future.

The financial information included in this offering memorandum has been prepared in accordance with accounting principles generally accepted in France ("French GAAP"). French GAAP differs in certain significant respects from accounting principles generally accepted in other countries, including those in the United States ("U.S. GAAP"). See "Summary of Certain Differences Between Generally Accepted Accounting Principles in France and the United States" in Annex A hereto.

References in this offering memorandum to "€" are to euros. PagesJaunes publishes its consolidated financial statements in euros. See "Exchange Rate Information". In this offering memorandum, various figures and percentages have been rounded and, accordingly, may not total.

A glossary defining certain terms used in this offering memorandum is provided on page 140.

MARKET DATA

Market data and certain industry forecasts used throughout this offering memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry studies generally state that the information contained therein has been obtained from sources believed to be reliable but that the accuracy and completeness of such information are not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified and Wanadoo, PagesJaunes and the underwriters do not make any representations as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains statements regarding the Group's objectives, as well as other forward-looking statements. These statements are sometimes identified by the use of the future tense and conditional terms such as "aims to", "believes", "expects to", "can", "considers", "anticipates", "plans", "should" and other similar expressions. The reader is cautioned that these forward-looking statements depend on certain future circumstances or facts. These forward-looking descriptions or statements are not historical data and must not be interpreted as an assurance that the facts and circumstances and forward-looking statements will materialize or the objectives will be achieved. By their nature, these objectives may not be realized, and the assumptions on which they are based may prove to be erroneous. Apart from the information contained in this offering memorandum, investors are advised to take into careful consideration the risks discussed under "Risk Factors" beginning on page 9 before making their investment decision. One or more of these risks could have an adverse effect on the activities, the financial condition or the results of operations of the Group. Furthermore, other risks not yet identified or considered significant by the Group could have the same adverse effects and investors may lose all or part of their investment. The events which may lead to results differing from the Group's objectives are diverse and varied and include in particular:

- changes in the advertising market, particularly local advertising;
- decreases in revenues;
- technological changes and changes in user preferences;
- effects of the integration of acquired entities or of past or future investments, and the ability to realize the anticipated benefits therefrom;
- inability to recruit competent and qualified salespersons;
- financial or operational conditions affecting customers and suppliers, and the Company's relationship with them;
- fluctuations in the cost and availability of paper on the world market;
- risks of challenges to the intellectual property rights necessary for the business;
- economic, regulatory and political factors in the countries in which the Group operates; and
- factors affecting the Group's activities, particularly litigation, labor relations and negotiation of collective bargaining agreements, and tax regimes.

Additional factors that could affect the Group's ability to achieve its objectives and could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors".

SUMMARY

This summary highlights certain important information contained elsewhere in this offering memorandum. You should read the entire offering memorandum carefully, including "Risk Factors", "Forward-looking statements" and PagesJaunes' pro forma unaudited consolidated financial statements and its audited consolidated financial statements included elsewhere herein.

PAGESJAUNES

The Group is currently the leading publisher in France of directories, both printed and online (Internet and Minitel), for the general public and professionals. In 2003, the Group published 358 editions of directories, distributed in 72.9 million copies. In 2003, 669,133 professionals used one or more of the Group's platforms to advertise their activities.

The Group's products for the general public consist mainly of printed directories (the *PagesJaunes* directory and *l'Annuaire* in France and *QDQ, La Guía Util* in Spain), and online directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professionals segment, the Group mainly publishes the PagesPro directories in France and the Kompass directories in France, Spain, Belgium and Luxembourg. The Group also offers a range of services linked to direct marketing and sale of online access to databases.

The historical development of the Company's core activities dates back to 1946, when the French Ministry of *Postes, Télégraphes, Téléphones* transferred the *régie publicitaire* (advertising representation) business for the directories of metropolitan France to the *Office d'Annonces* ("ODA"), a company held by the French State through the advertising agency Havas. In 1998, Cogecom, a subsidiary of France Telecom, acquired all of ODA's outstanding share capital from Havas. In 2000, prior to the initial public offering of Wanadoo, France Telecom transferred certain activities of SNAT (the France Telecom division responsible for the publication of telephone directories) to ODA, and then transferred all the ODA shares to Wanadoo. The name of ODA was then changed to "PagesJaunes". After this reorganization, the Company became owner of the directory publishing activities of the France Telecom Group, excluding those linked to *l'Annuaire* (formerly known as *Pages Blanches*) and the alphabetic search on PagesJaunes 3611, which were retained by France Telecom. However, certain aspects of *l'Annuaire*, including the *régie publicitaire* (advertising representation) and the complete design and manufacture of *l'Annuaire*, as well as the alphabetic search on PagesJaunes 3611, were nonetheless consigned to the Company by France Telecom.

The Group's activities are organized in two main segments: PagesJaunes in France, and International & Subsidiaries. The PagesJaunes in France segment, which includes the activities of the Company itself, including the activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, design and hosting of Internet sites, the publication of the PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the *régie publicitaire* (advertising representation) for Europages. The International & Subsidiaries segment includes the activities of various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

In connection with the public offer initiated by France Telecom for Wanadoo in February 2004, it was decided that several companies in Wanadoo's directories division would be regrouped as subsidiaries of the Company. These reorganizations, which became effective in April 2004, consisted of the transfer by Wanadoo International to the Company of all the shares of QDQ Media for a price of €106.719 million, the transfer by Wanadoo France to the Company of all the shares of Wanadoo Maps for a transaction price of €10.048 million, and the transfer by Wanadoo International to the Company of all shares of Kompass Belgium for a transaction price of €1.799 million. The pro forma unaudited consolidated financial statements included elsewhere in this offering memorandum and the pro forma financial information included throughout this offering memorandum give pro forma effect to the purchase of QDQ Media and Wanadoo Maps, but do not include the results of certain activities that the Group considers insignificant on account of their size or their type of business. See "Presentation of financial and other information" beginning on page iii.

In 2003, the Consolidated Group had pro forma revenues of €917.3 million, pro forma EBITDA (earnings before interest, tax, depreciation and amortization and before employee profit-sharing) of €334.2 million, pro forma operating income of €321.7 million, pro forma income before goodwill amortization and minority interests of €188.5 million and pro forma consolidated net income of €182.6 million.

STRATEGY

The Group's strategy focuses on three major areas:

- Increase the audience for its services;
- Drive revenue growth by increasing both the number of advertisers and the average revenue per advertiser and by developing user-paid services; and
- Pursue improvements in profitability.

This strategy relies upon the Group's personnel and their ability to extend their skills to new technologies and services.

Increase audience

The Group considers that the development of its audience depends mainly on continuing improvement in the distribution of its printed directories, the development of new services targeted specifically at users on-the-move and the expansion of the Group's distribution platforms, mainly through partnerships, in order to make its services accessible to the largest number. Taking into account the increasing variety of sources of information available to consumers, the Group believes that advertising aimed at bolstering the recognition of its services will remain a priority focus.

The Group intends to pursue the development of user-paid services, meeting specific demands of users searching for information while on the move. It is the Group's objective to roll out enriched content accessible to these users and to develop location-based services, which should be keys to differentiating the Group.

Drive revenue growth

The Group has the objective of continuing to increase its revenues through growth in average revenue per advertiser and the enlargement of its advertiser base through focus on the following:

- Developing innovative advertising products, mainly multimedia products (such as audio spots, clips or Internet sites for advertisers), display products available in printed directories and online services, as well as promotional coupons.
- Increasing sales force efficiency, mainly through training and coaching of sales representatives, by promoting effective sales practices and optimizing the allocation of advertisers among the Group's sales channels. The Group believes that this approach should allow advertisers to increase the budgets they allocate to printed directories, and simultaneously develop their investment in online services and strengthen the loyalty of existing advertisers. Furthermore, this approach should increase market penetration in regions where market penetration is below average.
- Developing the number of its advertisers, in sectors opening up to advertising (mainly the French *professions libérales* (self-employed professionals, including lawyers, doctors, etc.)), on the one hand, and in activities that have historically been less prospected by the Group (mainly the fashion sector and non-food retail in city centers), on the other hand. This development depends in part on an increase in the size of our sales force in France by approximately 20 to 25% (between the end of 2003 and the end of 2006) with the new representatives primarily dedicated to acquiring new clients.

Furthermore, the Group aims at developing user-paid services. In addition to services linked to users on-the-move (mainly mobile Internet services), the Group is exploring the opportunity of launching a value-added operator-assisted directory information service as has been done by other European directory publishers. These services should enable the Group to increase its revenues as well as contributed to building its audience.

Pursue operational excellence

Revenue growth should contribute, as it has in the past, to the improvement of Group profitability. In effect, publishing costs (purchase of paper, printing and distribution of directories) constitute a large portion of the Group's expenses and are not significantly affected by changes in revenues. Moreover, the compensation of the sales force, which is largely variable, is correlated to revenue generation.

In addition to profitability improvement related to growth, the Group has the objective of pursuing a strict cost management policy by continually improving its operational processes and optimizing contractual conditions negotiated with its key suppliers.

SUMMARY OF THE GLOBAL OFFERING

The Company	PagesJaunes S.A., a French *société anonyme*.
The selling shareholder	Wanadoo S.A., a French *société anonyme*. At June 25, 2004, 95.95% of Wanadoo's share capital (representing 95.92% of the voting rights in Wanadoo) was owned directly or indirectly by France Telecom S.A., a French *société anonyme*, with the remainder of Wanadoo's share capital owned by the public. On June 29, 2004, France Telecom launched a public withdrawal offer, or "buy-out offer", in France only, to acquire all the outstanding Wanadoo shares that it does not already own, which will be followed by a compulsory acquisition, or "squeeze-out". These transactions are currently expected to be completed on July 26, 2004. The buy-out offer is not being made outside France. Please see "Principal and Selling Shareholder" on page 110.
The Global Offering	The global offering by Wanadoo of 88,000,000 existing ordinary shares, nominal value €0.20 per share, of PagesJaunes (the "Global Offering") consists of a retail public offer in France (the "French Public Offering") and an international offering to institutional investors (the "International Offering"). The 88,000,000 PagesJaunes shares offered in the Global Offering represent approximately 31.03% of the capital stock and voting rights in PagesJaunes, after giving effect to the concurrent capital increases reserved for employees described below (or 32.11% not including the concurrent capital increases reserved for employees). PagesJaunes will not receive any proceeds from the sale of shares by Wanadoo. In addition, Wanadoo has granted to the underwriters an option to purchase and offer additional shares as described in "– Over-Allotment Option" below.
The French Public Offering	The French Public Offering is being conducted by means of an open price retail offering (*offre à prix ouvert*) in France. Wanadoo is offering 48,000,000 shares in the French Public Offering. Certain former holders of Wanadoo shares who tendered their Wanadoo shares in France Telecom's mixed public exchange offer for the shares of Wanadoo, as well as shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 21, 2004, shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 28, 2004 (the evening before the launch of France Telecom's buy-out offer for the shares of Wanadoo), and certain individual investors may submit priority orders in the French Public Offering, subject to conditions and limits.
The International Offering	The International Offering is being made to institutional investors in France and outside the United States in reliance on Regulation S under the Securities Act, and within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Wanadoo is offering 40,000,000 shares in the International Offering.
Over-Allotment Option	Wanadoo has granted to the underwriters an option to purchase up to 13,200,000 additional existing shares (up to 15% of the shares initially offered by Wanadoo in the Global Offering), solely to cover over-allotments, if any, in the Global Offering (the "Over-Allotment Option"). The Joint Global Coordinators, on behalf of the underwriters, may exercise this option on one occasion in whole or in part for up to 30 days following determination of the offering prices of the International Offering and French Public Offering.

Assuming the exercise in full of the Over-Allotment Option, the total number of shares offered by Wanadoo in the Global Offering would increase to 101,200,000 shares, representing 35.68% of the capital stock and voting rights in PagesJaunes, assuming full subscription of the capital increases reserved for employees described below.

Offering price .... The International Offering price is €14.40 per share. The French Public Offering price is €14.10 per share.

The Employee Offering .... Concurrently with the Global Offering, PagesJaunes, by way of capital increases, is reserving up to 9,591,750 newly issued shares, or up to 3.5% of the current capital stock of the Company, to be offered in France and Spain to certain eligible current and former employees of France Telecom, PagesJaunes and certain of their subsidiaries (including QDQ Media) (the "Employee Offering"). The subscription price for the Employee Offering, equal to €11.30 per share, was determined by PagesJaunes' Management Board on the basis of an independent expert's valuation report. The Employee Offering is conditional on the listing of the PagesJaunes shares on the *Premier marché* of Euronext Paris S.A.

Shares outstanding .... 274,050,000 shares of PagesJaunes are currently issued and outstanding, before taking into account the capital increases reserved for employees in the Employee Offering, and a maximum of 283,641,750 shares will be outstanding after the Global Offering if the Employee Offering is fully subscribed.

Share ownership .... Prior to the Global Offering, Wanadoo owned 100% of the PagesJaunes shares (other than board members' qualifying shares). Following the Global Offering, and assuming that the Employee Offering is fully subscribed but the Over-Allotment Option is not exercised, share ownership is expected to be as follows:

	Number of shares	% of shares
Wanadoo	186,050,000	65.59%
Public	88,000,000	31.03%
Employees	9,591,750	3.38%
Total	283,641,750	100.0%

Assuming that the Employee Offering is fully subscribed and the Over-Allotment Option is exercised in full, share ownership following the Global Offering is expected to be as follows:

	Number of shares	% of shares
Wanadoo	172,850,000	60.94%
Public	101,200,000	35.68%
Employees	9,591,750	3.38%
Total	283,641,750	100.0%

As described under "Principal and Selling Shareholder" on page 110, France Telecom has announced its intention, subject to shareholder approval, to merge Wanadoo with France Telecom as promptly as practicable following its withdrawal offer in France and compulsory acquisition of the remaining publicly held shares of Wanadoo. This merger would result in France Telecom succeeding Wanadoo as the direct principal shareholder of PagesJaunes.

Lock-up	Wanadoo and PagesJaunes have each agreed that neither Wanadoo nor PagesJaunes will, without the prior written consent of the Joint Global Coordinators, issue, offer for sale or sell any shares of PagesJaunes or securities exchangeable or convertible into, or exercisable for, shares of PagesJaunes for a period of 180 days following the settlement date of the Global Offering. In PagesJaunes' case, this lock-up is subject to certain exceptions, including the offering of newly issued shares reserved for employees described above. See "Plan of Distribution—Lock-up agreements" on page 134.
Dividends	The shares offered will be eligible for dividends in respect of periods from January 1, 2004. See "Dividends and Dividend Policy" on page 19.
French withholding tax on dividends	Dividends paid to holders of shares who are not residents of France will generally be subject to French withholding tax at a rate of 25% which, subject to procedures and exceptions, may be reduced under tax treaties entered into between France and certain countries. See "Dividends and Dividend Policy" and "Taxation" beginning on page 127.
Voting rights	Each share confers the right to cast one vote on all matters brought before the shareholders. See "Description of Share Capital – General meetings of shareholders (Articles 11 and 30 to 36 of the by-laws) – Attendance, participation and voting at the general meeting of shareholders" on page 112.
Listing and quotation	The shares have been approved for listing on the *Premier marché* of Euronext Paris under the symbol "PAJ". The listing codes for the shares are as follows: ISIN Code: FR0010096354 (however, certain shares sold in the French Public Offering and with respect to which the holders will benefit from a waiver of certain brokerage account fees for 18 months will bear the ISIN code FR0010096453) Common Code: 019550494
Delivery of shares	Shares in bearer form will be credited on or about July 13, 2004 to participants' accounts with Euroclear France, the Euroclear Bank S.A./N.V. or Clearstream Banking S.A. and shares in registered form will be credited to purchasers on that date to share accounts maintained by or on behalf of the Company.
Proceeds of the Global Offering	All of the net proceeds of the Global Offering will be paid to Wanadoo. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo.

Expected timetable

June 21, 2004	AMF *visa* granted for the French Public Offering and the Employee Offering.
June 22, 2004	Reservation period for the French Public Offering opened.
	International Offering opened.
	Employee Offering opened.
July 3, 2004	Last day to revoke reservations in the French Public Offering, and closing of reservation period (17h00 (Paris time)).
July 5, 2004	French Public Offering opened.
July 6, 2004	French Public Offering closed at 17h00 (Paris time).
	International Offering closed.
	Employee Offering closed at midnight (Paris time).
July 7, 2004	Determination of the number of shares to be offered and sold in the Global Offering, as well as the respective sizes of the International Offering and the French Public Offering.
	Determination of International Offering price.
	Determination of French Public Offering price.
	Determination of Employee Offering price.
	Publication by Euronext Paris of a notice with the results of the French Public Offering.
	Press release regarding the final International Offering price and the final French Public Offering price, as well as the final size of the International Offering and the French Public Offering.
July 8, 2004	Publication in the French press of the *avis financier* (financial notice) regarding the final International Offering price and the final French Public Offering price, as well as the final size of the International Offering and the French Public Offering.
	Commencement of trading of the PagesJaunes shares on the *Premier marché* of Euronext Paris (12h00 (Paris time)).
July 13, 2004	Settlement and delivery of the shares offered in the International Offering and the French Public Offering.
July 30, 2004	Settlement and delivery of the new shares subscribed to in the Employee Offering.
August 6, 2004	Expiry date for exercise of the Over-Allotment Option.

The listing of shares subscribed to in the Employee Offering will take place as soon as possible after the date of settlement and delivery.

SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following summary pro forma unaudited consolidated financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's pro forma unaudited consolidated financial statements. This summary pro forma data has been derived from the Company's pro forma consolidated financial statements included in this offering memorandum, which were created using the procedures described therein to show the Consolidated Group's scope of consolidation, financial condition, results and cash position, as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps, acquired by the Company in April 2004 in connection with reorganization transactions within the France Telecom Group, from the dates they were consolidated in the France Telecom Group, namely April 2001 and January 2003, respectively. In preparing the pro forma unaudited consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results that the Group would have realized if it had existed during the periods under review or (ii) of the results that the Group will realize in the future.

The Company's pro forma unaudited consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Annex A to this offering memorandum describes certain of the principal differences between French GAAP and U.S. GAAP accounting policies as they relate to PagesJaunes.

	2001	2002	2003
	(in € thousands, except number of shares and per share data) (unaudited)		
Income Statement Data:			
Revenues	807,101	871,123	917,341
Earnings before interest, tax, depreciation and amortization and before profit-sharing	255,855	277,974	334,243
Operating income	239,755	263,041	321,668
Financial income (expense), net	16,133	15,856	19,298
Current income from consolidated companies.	255,945	278,793	340,773
Other non-operating income (expense), net	(1,564)	39,616	(3,144)
Corporate income tax	(92,477)	(121,459)	(123,440)
Employee profit-sharing	(21,296)	(24,608)	(26,866)
Net income from consolidated companies	140,608	172,342	187,323
Share in net income of equity affiliates	778	1,003	1,175
Goodwill amortization	(3,238)	(4,117)	(5,884)
Net income	**138,148**	**169,228**	**182,614**
Earnings per share (in euros)			
Number of shares at December 31	182,700	182,700	182,700
Net income before goodwill amortization and minority interest – per share, basic	773.87	948.80	1,031.74
Net income of the Group – per share, basic	756.15	926.26	999.53

	2001	2002	2003
		(in € thousands) (unaudited)	
Balance Sheet Data:			
Total long-term assets	181,125	111,967	111,728
Total current assets	952,468	1,039,996	1,025,931
Total assets	1,133,593	1,151,963	1,137,659
Shareholders' equity	368,340	385,927	320,437
Total long-term liabilities	54,284	24,267	24,924
Total current liabilities	710,969	741,769	792,298
Total Liabilities and Shareholders' equity	1,133,593	1,151,963	1,137,659
Cash Flow Data:			
Net cash provided by (used in) operating activities	59,850	175,145	252,328
Net cash provided by (used in) investing activities	(26,398)	29,550	(21,858)
Net cash provided by (used in) financing activities	(118,445)	(139,055)	(267,145)
Effect of changes in exchange rates	0	(768)	(317)
Net increase (decrease) in cash and cash equivalents	(84,993)	65,641	(36,675)

	2001	2002	2003
Other Operating Data:			
Total employees of Consolidated Group	4,606	4,787	4,689

You should carefully consider the following factors and the other information in this offering memorandum before deciding to invest in shares of PageJaunes.

Risks relating to the Group's business and strategy

Changes in technologies and in consumer preferences – Decrease in the use of printed directories and Minitel

The development of new technologies and the widespread use of the Internet at work, at home or by users on the move lead to changes in consumer preferences and habits. In particular, these developments may adversely affect the use of Minitel services, and could eventually have a significant impact on the use of printed directories, it being specified that a decrease in the audience for a particular platform eventually leads to a decrease in advertising revenues for that platform. The greater Paris area differs from the rest of France due to a lesser use of printed directories and greater use of online services. Although this is due mainly to the fact that users in this region often consult the service outside the home, as well as to the historically greater use of online services (Minitel and Internet) in this region, there can be no assurance that this does not foreshadow the long-term outlook for the audience in France.

As the Group earns a substantial portion of its advertising revenues from printed directories and Minitel, new revenues that the Group may earn from online directories, particularly the Internet, might not offset the expected decrease in revenues from Minitel services or a decrease in revenues from printed directories, which could have a material adverse effect on the Group's business, financial condition and results of operations.

Uncertainty arising from the online advertising economic model

The Group faces competition in the Internet services markets in which it operates. Various pricing models are used for selling advertising on the Internet, and it is difficult to predict which of these models, if any, will emerge as the industry standard. While the Group has succeeded in increasing its profitability through a reasonable increase in the prices of its Internet advertising products, an increase in the number of competitors in the online advertising market could lead to decreases in market prices and a change in the Group's economic model.

In view of the factors mentioned above, there can be no assurance that the Group will be able to maintain or increase its prices in the future. These factors could have a material adverse effect on the Group's business, financial condition or results of operations, or on its ability to achieve its objectives.

Loss of personnel in key positions

The Group and its performance depend on qualified personnel with the experience and technical or commercial skills necessary for the development of its business. The Group's capacity to adapt its advertising products and its platforms to changing technologies, whether in the field of printed directories or in Internet-related activities, depend heavily on the contributions of personnel in the fields of client prospection, innovation and information technology. The Group's capacity to maintain its presence on the local advertising market depends heavily on the presence of competent and qualified salespersons in its various markets. The market of qualified professionals in commercial and technological fields is competitive and the Group may be unable to hire or retain a sufficiently qualified staff to maintain its competitiveness and profitability. This inability could have a material adverse effect on the business, financial condition or results of operations of the Group.

The performance of the Group also depends significantly on the skills and services provided by its management team. The management team has significant experience and knowledge of the directories industry and its potential. The loss of key members of management could have a material adverse effect on the Group's capacity to implement its strategy.

Inability to meet competition

The Group faces increasing competition in local advertising in all geographic markets, in which it is active. There can be no assurance that the Group will be capable of meeting this existing or future competition. Increased competition could result in price reductions, a decrease in growth, a decrease in margins or losses of market share. Each of these factors could have a material adverse effect on the Group's business, financial condition or results of operations.

operations. Furthermore, if the publication of one or more directories is advanced or delayed, the recognition of revenues and of the related publication and distribution costs may be advanced or delayed. Finally, the time elapsed between recognition of revenues and costs, on the one hand, and effective payment of costs and billing of advertisers, on the other hand, may have an influence on operating income, EBITDA, or other financial indicators generally taken into account by investors to assess a company's financial performance and may not reflect the Group's actual level of liquidity.

Consequences of investments or divestitures

The Group may make acquisitions or investments in any of its business lines. There can be no assurance that the Group will succeed in integrating the acquired companies, generating the synergies expected, maintaining uniform standards, controls, procedures and policies, maintaining good relations with the personnel of the acquired entities following the change in management, or that the additional revenues generated by any acquisition will justify the price paid for that acquisition. A failure to successfully integrate such entities could have a material adverse effect on the Group's business, financial condition or results of operations.

A part of these acquisitions and investments may be paid for through the issuance of PagesJaunes shares, which could have a dilutive effect on PagesJaunes' shareholders. These acquisitions and investments, whether paid for in cash or in shares, could have a material adverse effect on the Group's business, financial condition or results of operations.

The Group may also have to withdraw from, sell or terminate a certain number of its businesses. There can be no assurance that the Group will be able to identify potential buyers or that the price received for the sale of these businesses or the costs arising from the sale or transfer of these activities will be able to offset any potential decline in the Group's results of operations.

Presentation of pro forma financial statements

The pro forma unaudited consolidated financial statements and the pro forma financial data included in this offering memorandum are based in particular on the results of the companies sold to PagesJaunes since the beginning of 2004. In preparing this information, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results of operations that the Group would have realized if it had existed as an independent entity during the periods presented or (ii) the results of operations that the Group will realize in the future.

Adoption of IFRS

The Group will be required to apply new accounting standards in 2005, which may have a material impact on its financial statements and may make the comparison between periods difficult.

In June 2002, the European Union adopted a new regulation requiring all listed companies to apply "IFRS" (International Financial Reporting Standards) (formerly known as International Accounting Standards or IAS) in their financial statements starting January 1, 2005. This regulation will apply to the Group upon its listing on the stock market.

IFRS is likely to have a material effect on significant items in the Group's financial statements and balance sheet. For further information on the material effect of IFRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Implementing IFRS in the Group". The list of standards identified in that section is not exhaustive and other IFRS may have a material effect on significant items in the Group's statement of income and balance sheet.

Risks relating to the Group's relations with the France Telecom Group

Control by the France Telecom Group

In the event the Company's securities are admitted for trading on a regulated market, the France Telecom Group should continue to hold a significant stake in the Company's share capital. France Telecom will therefore be able to have a determining influence on most of the Group's corporate decisions and particularly those requiring the approval of the shareholders (election and removal of Board members, distribution of dividends, amendment of the by-laws and the decision to enter into material transactions on behalf of the Group, including the issuance of securities). In particular, the France Telecom Group's control may significantly affect the Group's recruiting and compensation policy.

You should carefully consider the following factors and the other information in this offering memorandum before deciding to invest in shares of PageJaunes.

Risks relating to the Group's business and strategy

Changes in technologies and in consumer preferences – Decrease in the use of printed directories and Minitel

The development of new technologies and the widespread use of the Internet at work, at home or by users on the move lead to changes in consumer preferences and habits. In particular, these developments may adversely affect the use of Minitel services, and could eventually have a significant impact on the use of printed directories, it being specified that a decrease in the audience for a particular platform eventually leads to a decrease in advertising revenues for that platform. The greater Paris area differs from the rest of France due to a lesser use of printed directories and greater use of online services. Although this is due mainly to the fact that users in this region often consult the service outside the home, as well as to the historically greater use of online services (Minitel and Internet) in this region, there can be no assurance that this does not foreshadow the long-term outlook for the audience in France.

As the Group earns a substantial portion of its advertising revenues from printed directories and Minitel, new revenues that the Group may earn from online directories, particularly the Internet, might not offset the expected decrease in revenues from Minitel services or a decrease in revenues from printed directories, which could have a material adverse effect on the Group's business, financial condition and results of operations.

Uncertainty arising from the online advertising economic model

The Group faces competition in the Internet services markets in which it operates. Various pricing models are used for selling advertising on the Internet, and it is difficult to predict which of these models, if any, will emerge as the industry standard. While the Group has succeeded in increasing its profitability through a reasonable increase in the prices of its Internet advertising products, an increase in the number of competitors in the online advertising market could lead to decreases in market prices and a change in the Group's economic model.

In view of the factors mentioned above, there can be no assurance that the Group will be able to maintain or increase its prices in the future. These factors could have a material adverse effect on the Group's business, financial condition or results of operations, or on its ability to achieve its objectives.

Loss of personnel in key positions

The Group and its performance depend on qualified personnel with the experience and technical or commercial skills necessary for the development of its business. The Group's capacity to adapt its advertising products and its platforms to changing technologies, whether in the field of printed directories or in Internet-related activities, depend heavily on the contributions of personnel in the fields of client prospection, innovation and information technology. The Group's capacity to maintain its presence on the local advertising market depends heavily on the presence of competent and qualified salespersons in its various markets. The market of qualified professionals in commercial and technological fields is competitive and the Group may be unable to hire or retain a sufficiently qualified staff to maintain its competitiveness and profitability. This inability could have a material adverse effect on the business, financial condition or results of operations of the Group.

The performance of the Group also depends significantly on the skills and services provided by its management team. The management team has significant experience and knowledge of the directories industry and its potential. The loss of key members of management could have a material adverse effect on the Group's capacity to implement its strategy.

Inability to meet competition

The Group faces increasing competition in local advertising in all geographic markets, in which it is active. There can be no assurance that the Group will be capable of meeting this existing or future competition. Increased competition could result in price reductions, a decrease in growth, a decrease in margins or losses of market share. Each of these factors could have a material adverse effect on the Group's business, financial condition or results of operations.

Sensitivity to economic circumstances; inability of the Group to adapt its cost structure

The Group's revenues could decrease significantly if the countries in which the Group generates major advertising revenues were to suffer a decline in economic conditions.

The inability of the Group to adapt its cost structure in the event of a change in economic circumstances or in the event of increased competition could have a material adverse effect on the Group's business, financial condition or results of operations.

Risks related to activities in Spain

The Group is present in Spain through QDQ Media, the second largest directories publisher in the Spanish market. Through 2003, QDQ Media experienced heavy operating losses. The Group implemented restructuring measures in 2003 (see "Business – International & Subsidiaries – Publishing of general public directories outside of France – QDQ Media") aimed at rectifying QDQ Media's financial condition and enabling it to achieve positive EBITDA by the end of 2006. The Spanish directory market is highly competitive, and there can be no assurance that the Group will succeed in making QDQ Media profitable. The inability of the Group to make QDQ Media profitable could have a material adverse effect on the Group's business, financial condition and results of operations.

Increase in paper prices or other production costs

If the price of paper or other production costs were to increase, operating costs could increase significantly.

An increase in the price of paper or a shortage of paper supplies for a significant period could have a material adverse effect on the Company's business, financial condition or results of operations. As paper prices are currently at a historical low, it is possible that this price will increase significantly in the future. For example, on the basis of the amount of paper purchased by PagesJaunes in 2003, a 10% increase in the price of paper per ton on the world market, leading to a corresponding increase in the price of paper pursuant to PagesJaunes' supply agreements, would have caused a €4.9 million increase in the cost of paper for 2003 (equal to 0.58% of PageJaunes' revenues in 2003). The Company does not hedge against changes in the price of paper.

Starting January 1, 2005, the Company will be required pursuant to Article L. 541-10-1 of the French Environmental Code to contribute to the collection, recycling and elimination of waste produced in publishing printed directories. If the Company does not satisfy its obligations in connection with this contribution, it will be subject to the tax on distributed printed material provided in Article 266(I)(9) of the French Customs Code. The increase in the Company's costs or expenses due to this contribution or tax could have a material adverse effect on the Group's business, financial condition or results of operations.

The Company subcontracts most of the tasks necessary for the printing and binding of directories. An increase in the costs of these tasks could have a material adverse effect on the Group's business, financial condition or results of operations.

Moreover, PagesJaunes has outsourced the distribution of directories to a number of subcontractors. An increase in distribution costs or difficulties arising in distribution could have a material adverse effect on the Group's business, financial condition or results of operations.

Modification of collective bargaining agreements

The industry-wide unions that participate in the FNP (*Fédération Nationale de la Publicité*) have entered into an amendment containing significant modifications to the collective bargaining agreement for the advertising industry, including the Company and Kompass France. Sales representatives and civil servants are not affected by these provisions. These amendments involve the revision of minimum wages per job level, the revision of the seniority bonus (valid only for non-executive employees) and changes in job classification (12 levels are created on the basis of "benchmark jobs" and result in the elimination of current hierarchical coefficients). These changes will have an impact on the Group's human resources management policy. In particular, the wage policy for the next five years will have to take into account the increased cost of the seniority bonus for non-executive employees. These changes could have a material adverse effect on the Group's business, financial condition or results of operations.

The inter-professional training agreement signed at the end of 2003 at the national level by employer and employee organizations is subject to a legislative decision and industry-wide negotiation in 2004. These provisions on training provide for new rights and procedures for employees. Companies like PagesJaunes and its subsidiaries in France should define the conditions of implementation of this amendment after consultation with the other involved groups. The conditions of implementation could have a material adverse effect on the Group's business.

Risks related to payment for services by customers

Advertisers may be invoiced on a staggered basis prior to the effective publication of their advertising products. There can be no assurance that such payment conditions and the Group's current rate of outstanding payables can be maintained in the future, which could have a material adverse effect on the financial condition and liquidity of the Group.

Risk of impoverishment of the content of directories; inability to improve the technical characteristics and functionality of the services offered by the Group

In its printed and online directories, the Group aims to offer the most useful and comprehensive information possible. Information on individuals and professionals published in the Group's directories is primarily gathered from the databases of various telecommunications operators. If the Group were unable to continue using these databases, or if the number of fixed telephone line subscribers were to decrease significantly in favor of mobile telephones, without it being possible to create a complete database of mobile subscribers, or if a considerable number of subscribers were to request unlisted numbers, there can be no assurance that the Group would be able to gather information on individuals and professionals by any other means, resulting in the impoverishment of the content of the directories, which could have a material adverse effect on the Group's business, financial condition or results of operations.

In order to remain competitive, the Group must continually improve the responsiveness, functionality and characteristics of its products and services and develop new attractive products and services for users and advertisers. The use of the Internet as a platform for certain products developed by the Group increases this need for continual improvement. More than any other platform, the Internet is characterized by very rapid technological development, frequent introduction of new products and services, constantly and rapidly changing business standards, volatile and fast-changing consumer demand and the instability of economic models. The novelty of these products and services and rapid changes in demand require the Group to enhance performance constantly and adapt quickly to technology. The inability of the Group to foresee or respond adequately to technological changes, changes in demand, significant delays or costs incurred in the development and marketing of new products and services could have a material adverse effect on the Group's business, financial condition or results of operations.

Damages suffered by information, production or distribution systems

A large part of the Group's activities depends on the efficient and continuous operation of its information, production and distribution systems. These systems could be damaged by a certain number of events, including fire, power failure, damages to communication networks, intrusions into information networks, vandalism or other factors that could affect their operation. With respect to subcontracted activities, the Group is not able to control these types of events and, therefore, depends on the ability of subcontractors to react rapidly and efficiently. The inability of subcontractors to find solutions to these problems could have an impact on the Group's business. With respect to activities for which the Group is directly responsible, there can be no assurance that the Group will have the technical and financial ability to overcome the totality of the damages incurred. The Group's business could thereby be materially affected.

Risk related to the Kompass businesses

The Group publishes Kompass directories in France, Spain, Belgium and Luxembourg pursuant to contracts with Kompass International, which has granted it a license to use the Kompass trademark in each of these four countries. Due to changes in technologies and user preferences, the Kompass publishing companies' activities are increasingly geared toward the Internet, with the marketing of advertising space and the sale of access to databases to the kompass.com Internet site. The kompass.com Internet site is published by Kompass International, and the Group's subsidiaries, Kompass France and Kompass Belgium, both publishers of a Kompass service, are, therefore, increasingly dependent on a service over which they have no editorial control. This situation could reduce the Group's ability to develop its Kompass-related services profitably, which could have a material adverse effect on the Group's business, financial condition or results of operations.

Changes in the Group's quarterly and half-year results

As the various editions of the Group's printed directories are published and distributed over the course of the year, the printed directory business does not experience any significant cyclical effects. However, unlike online directories, the publication and distribution of printed directories may occur on an irregular basis. For accounting purposes, revenues derived from the sale of advertising space in printed directories are booked at the time of their publication. Consequently, revenues and costs can be irregular from one quarter to another, and the results of one quarter may not be representative of the Group's annual results of

operations. Furthermore, if the publication of one or more directories is advanced or delayed, the recognition of revenues and of the related publication and distribution costs may be advanced or delayed. Finally, the time elapsed between recognition of revenues and costs, on the one hand, and effective payment of costs and billing of advertisers, on the other hand, may have an influence on operating income, EBITDA, or other financial indicators generally taken into account by investors to assess a company's financial performance and may not reflect the Group's actual level of liquidity.

Consequences of investments or divestitures

The Group may make acquisitions or investments in any of its business lines. There can be no assurance that the Group will succeed in integrating the acquired companies, generating the synergies expected, maintaining uniform standards, controls, procedures and policies, maintaining good relations with the personnel of the acquired entities following the change in management, or that the additional revenues generated by any acquisition will justify the price paid for that acquisition. A failure to successfully integrate such entities could have a material adverse effect on the Group's business, financial condition or results of operations.

A part of these acquisitions and investments may be paid for through the issuance of PagesJaunes shares, which could have a dilutive effect on PagesJaunes' shareholders. These acquisitions and investments, whether paid for in cash or in shares, could have a material adverse effect on the Group's business, financial condition or results of operations.

The Group may also have to withdraw from, sell or terminate a certain number of its businesses. There can be no assurance that the Group will be able to identify potential buyers or that the price received for the sale of these businesses or the costs arising from the sale or transfer of these activities will be able to offset any potential decline in the Group's results of operations.

Presentation of pro forma financial statements

The pro forma unaudited consolidated financial statements and the pro forma financial data included in this offering memorandum are based in particular on the results of the companies sold to PagesJaunes since the beginning of 2004. In preparing this information, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results of operations that the Group would have realized if it had existed as an independent entity during the periods presented or (ii) the results of operations that the Group will realize in the future.

Adoption of IFRS

The Group will be required to apply new accounting standards in 2005, which may have a material impact on its financial statements and may make the comparison between periods difficult.

In June 2002, the European Union adopted a new regulation requiring all listed companies to apply "IFRS" (International Financial Reporting Standards) (formerly known as International Accounting Standards or IAS) in their financial statements starting January 1, 2005. This regulation will apply to the Group upon its listing on the stock market.

IFRS is likely to have a material effect on significant items in the Group's financial statements and balance sheet. For further information on the material effect of IFRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Implementing IFRS in the Group". The list of standards identified in that section is not exhaustive and other IFRS may have a material effect on significant items in the Group's statement of income and balance sheet.

Risks relating to the Group's relations with the France Telecom Group

Control by the France Telecom Group

In the event the Company's securities are admitted for trading on a regulated market, the France Telecom Group should continue to hold a significant stake in the Company's share capital. France Telecom will therefore be able to have a determining influence on most of the Group's corporate decisions and particularly those requiring the approval of the shareholders (election and removal of Board members, distribution of dividends, amendment of the by-laws and the decision to enter into material transactions on behalf of the Group, including the issuance of securities). In particular, the France Telecom Group's control may significantly affect the Group's recruiting and compensation policy.

Conflicts of interest and competition with the France Telecom Group

The France Telecom Group will be able to control the operations and strategy of PagesJaunes. Even though France Telecom has undertaken not to compete with PagesJaunes in its activities as publisher of printed business directories in France and in Spain until December 31, 2008, the economic objectives of the Group and those of France Telecom may not always coincide. Moreover, France Telecom holds majority or minority stakes in other companies in the telecommunications sector in a large number of countries in Europe and in other countries around the world. Through these holdings, France Telecom may find itself in competition with the Group's activities. In view of the consolidation and convergence expected in the telecommunications sector, it is possible that other entities in the France Telecom Group will also become competitors of the Group.

Competitive difficulties due to relations with France Telecom

For strategic reasons, the Group may not be able to develop commercial relationships with competitors of the France Telecom Group. It is also possible that these competitors may choose not to enter into any relationship with the Group on account of its relationship with the France Telecom Group. Certain commitments that France Telecom has made or could make in the future with its partners could limit the Group's ability to enter into competition with the international partners of the France Telecom Group. These factors could have an adverse effect on the Group's business, financial condition and results of operations.

Contractual relations with France Telecom

The Group has historically maintained a number of contractual relationships with the France Telecom Group (see "Related Party Transactions – Relations with the France Telecom Group"). There can be no assurance that the termination or amendment of these contractual relationships will have no effect on the Group's business, financial condition or results of operations.

Legal risks

Litigation and arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise as a result of these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The amount of the provision is based on an evaluation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may require a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages", which has been used in the United States since 1886 for the same professional directory concept, and constitutes a generic term used without distinctiveness in various countries. In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks *"Pages Blanches"*, *"L'annuaire"* and *"L'annuaire des Pages Blanches"*. The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. There can be no assurance that this litigation will result in a favorable outcome for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages

claimed is approximately €24 million and a provision of €7.3 million has been recorded for the risk arising from this litigation. An unfavorable outcome may have a material adverse effect on the business, financial condition, results of operations or objectives of the Group.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The only adjustments that remain subject to litigation represent a risk of approximately €6.6 million (including interest). The Company believes that it has strong arguments for countering the adjustments still contested and has thus not included a provision in its financial statements at December 31, 2003 with respect to these adjustments. The Company intends to defend itself vigorously when proceedings are initiated.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency claims that PagesJaunes committed acts of unfair competition such as interference with client relationships, disparagement and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage before pleadings. Although PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 10, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the minds of customers contacted by LSM for advertisements to appear in the *PagesJaunes* directory. In a judgment rendered on February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its customer prospection. Although it believes it has a strong case in these proceedings, PagesJaunes cannot exclude that this decision will be upheld on appeal.

The Group, like other companies in the sector, is frequently the subject of legal proceedings based on errors in the publication of directories and other platforms. In general, the financial risk represented by each of these legal actions is relatively limited. However, the cumulative effect of a number of these legal actions could constitute a material risk to the Group. The number of these legal actions has been in steady decline since 2001. On May 17, 2004, 28 of these legal actions were pending for a total amount of damages claimed of €2.8 million. The Group customarily seeks to negotiate a settlement of these claims, which significantly reduces the total and resulting costs of these actions. However, there can be no assurance that these proceedings will not have a material effect on the Group's financial condition.

To the Company's knowledge, there is no other litigation, arbitration or extraordinary event that may have, or that has recently had, a material effect on the financial condition, results of operations, business and patrimony of the Company and the Group.

Changes in the regulatory environment of the Group's markets

The communications industry in which the Group operates is subject to a number of significant regulations (see "Business – Regulation"). Changes in policies or regulations in the European Union (particularly the "Privacy and Electronic Communications" directive), in France or in other European countries in which the Group is present could have a material adverse effect on its business in these countries, particularly if such changes increase the cost of, and regulatory constraints on, the supply of the Group's products and services. These changes may have an adverse effect on the Group's business, financial condition or results of operations.

In particular, the Group's commercial organization relies partly on a structure based on field salespersons with VRP status. This organization allows the Group to optimize commercial efficiency by promoting flexibility, recruiting and training of the Group's sales force. Modifying the status of these field salespersons may have an adverse effect on the Group's business, results of operations, financial condition or its capacity to achieve its objectives.

Legal risks relating to the uncertainty of existing regulations

The application of existing laws and regulations relating to the directory and Internet sectors is being clarified in France and in the European Union, and a number of legislative proposals are currently being examined, particularly with respect to the protection of personal data, confidentiality, responsibility for content, e-commerce, encryption and electronic signatures. These future developments may have a significantly unfavorable effect on the Group's business, financial condition, results of operations or its capacity to achieve its objectives.

Legal risks relating to the application of several state regulations

The global nature of the Internet may result in the laws of several European states becoming applicable to the Group. Even though the Group is primarily based in France, certain countries or jurisdictions could require that the Group comply with their local regulations. The potential simultaneous application of multiple laws and the associated regulatory costs and uncertainties could have a material adverse effect on the Group's business, financial condition or results of operations or its capacity to achieve its objectives.

Intellectual and industrial property rights

The Group cannot be certain that the actions taken in France and abroad to protect its intellectual and industrial property rights, particularly its trademarks, domain names, software and patents, will be adequate or that third parties will not be able to infringe, misappropriate or obtain the cancellation of its intellectual and industrial property rights. Furthermore, due to the global nature of the Internet, the Group's trademarks and other forms of intellectual and industrial property could be distributed in countries offering a lesser degree of protection of intellectual and industrial property than Europe or the United States. Given the importance and the impact of its trademarks, every infringement, misappropriation or cancellation could have a material adverse effect on the Group's business, results of operations, financial condition or capacity to achieve its objectives.

Personal data concerning users

The Group may be held liable if third parties were able to penetrate its network or acquire through any means the personal data of users or their credit cards. The Group may be held liable for the violation of the right to the protection of one's privacy and the protection of information. The investigation of such claims and the preparation of a defense against them could prove to be onerous. Even if the liability of the Group were not established, the existence of such claims could be detrimental to the Group's reputation.

Restrictions on the Group's right to collect personal data

The Group must comply with the law on the protection of privacy rights, including European Union Directive No. 95/46/CE of October 24, 1995, which limits its right to collect and use personal data concerning its users (see "Business – Regulation – Regulation of the information society – Protection of personal data"). In particular, possible restrictions on the use of software installed on the Internet user's computer when he browses the Internet, which permits the tracking of his use (known as "cookies"), or the obligation to allow users to opt out of the use of such "cookies", could reduce the effectiveness of advertising undertaken as part of the Group's activities. Increased awareness among the public about the issues of privacy rights and changes in legislation, to which the Group may have to adhere, could limit its capacity to use such personal data for its own business and, more generally, affect public perception of the Internet as a market place for goods and services. Each of these developments could have an effect on the Group's business, financial condition or results of operations.

Use of domain names

The rules governing the assignment of domain names are regularly modified and may lead to the risk of litigation between the domain name registrars, on the one hand, and the owners of domain names or trademark holders or holders of pre-existing rights, on the other hand. Although policies on the assignment of domain names and guidelines have been adopted by relevant regulatory bodies in order to limit litigation risks, a third party could be granted the right to use domain names similar to those registered by the Group, or the use by the Group of its domain names could be limited by pre-existing intellectual property rights held by third parties. These instances could have an adverse effect on the Group's business, financial condition, results of operations or its capacity to achieve its objectives.

Market risks

Exchange rate risks

PagesJaunes believes that the risk arising from movements in exchange rates is not significant with respect to its activities, insofar as these activities are essentially carried out in the euro zone.

Liquidity risk

Historically, the Group has financed its growth primarily through self-financing, only relying on borrowings for specified needs. At December 31, 2003, the Consolidated Group's net cash and cash equivalents amounted to €578.1 million, compared with €556.7 million at December 31, 2002.

Moreover, the Group is not subject to any liquidity risk arising from loan prepayment clauses to which the companies of the Group may be subject nor is it exposed to covenant non-compliance risk (ratios, objectives, etc.).

The Group does not securitize its trade receivables.

Interest rate risk

At the date of this document, the Group is not exposed in any significant manner to interest rate risk. The companies of the Group do not have significant borrowings from entities that are not part of the Group. The Group could in the future be exposed to interest rate risk in the event that it borrows from third parties. Moreover, an interest rate decrease could reduce the income earned by the Group from its investments with France Telecom (see "Related Party Transactions – Cash management agreements").

Risks on securities

Due to the fact that the Company does not have any significant holdings of stock or portfolio securities, there is no significant risk arising from changes in the value of these holdings or securities.

Industrial and environmental risks

In carrying out its activities, the Group is subject to a certain number of regulations relating to the environment, health and safety.

With respect to activities not carried out directly by companies of the Group, but which are sub-contracted, such as the printing or distribution of printed directories, the Group's capacity to control environmental impacts is limited. Although the Group takes into account environmental aspects in its choice of sub-contractors and has implemented policies for improving the recycling of directories in conjunction with sub-contractors (particularly by the choice of specific glues or inks that are easily recyclable), there can be no assurance that the Group's sub-contractors will comply with all applicable environmental protection regulations.

With respect to the activities the Group carries out directly, environmental risks are primarily of two types. First, risks related to the production and distribution of a large quantity of paper, and, second, risks related to so-called "office" activities, to which comparable companies are subject.

The principal environmental impact of the Group's activities results from the production and distribution of a large number of printed directories. In order to limit this impact, the Group has implemented a number of measures to reduce the quantity of paper required for its business, on the one hand, and to promote the recycling of used paper, on the other hand.

Reduction of paper consumption

The Group has implemented the following measures relating to reducing the quantity of paper it requires:

- The optimization of targeted distribution through a more accurate estimate of the number of directories to be supplied, thus better adapting the number of directories delivered to actual consumer needs; and

- The optimization of the page layout and format of the directories in order to limit paper consumption and waste during the printing of the directories.

The level of paper consumption for printing the *PagesJaunes* directory and *l'Annuaire* amounted to approximately 69,900 tons for 2003, compared with approximately 71,600 tons in 2002 and 75,300 tons in 2001.

Recycling of directories

In parallel, the Group has made several efforts to ensure more comprehensive and efficient recycling of the directories produced.

On the one hand, a portion of the pulp used is made from recycled paper, and, on the other hand, a portion of the paper purchased is retrieved during the manufacture and printing of directories for

subsequent recycling. In addition, various retrieval and recycling activities are carried out. The Group has also taken charge of the so-called "drop-pickup" system which delegates to distributors in dense urban areas the responsibility for recovering old directories when supplying new ones. Finally, surplus directories are also retrieved/recycled in the same manner as outdated directories that are recovered. All the directories thus recovered are recycled by companies specialized in waste management. In total, more than 25% of the paper purchased can be recycled today.

Environmental impacts due to "office" activities

The Group's companies have implemented certain internal measures to ensure the protection of the environment, particularly through reduced consumption of resources.

In general, with respect to all the risks mentioned above, although the Company has adopted a voluntary risk identification and management policy with respect to the environment, health and safety, there can be no assurance that the Group will not suffer any loss related to the environment or the application of environmental regulations. There can be no assurance that these potential losses will not adversely affect the Group's business, financial condition or results of operations. Furthermore, potential changes in legal and regulatory provisions pertaining to the environment, whether at the national or international level, could affect the Group's activities, its financial condition or its results of operations.

Risk related to this offering

No prior public market for PagesJaunes' shares

To date, there has been no public market for the Company's shares. The International Offering price for the shares will be determined through consultation between the Selling Shareholder and the Joint Global Coordinators and Joint Bookrunners. A certain number of factors will be taken into account, in particular, current market and economic conditions, revenues and results of operations of the Company, assessments of companies with similar activities, the current status of the Company's business, its management and the analysis of indicators of investor interest. Due to the absence of a prior market valuation, the International Offering price may not accurately reflect the market price of the shares following the Global Offering, and the liquidity of the Company's shares on the market cannot be guaranteed.

Volatility of the Company's share price

Certain factors such as changes in results of operations, market conditions affecting its industry, announcements of technological innovations, the introduction of new products or the improvement of existing products by the Company or its competitors may have a material adverse effect on the Company's share price. Furthermore, stock markets have experienced significant fluctuations in recent years, which were not related to the operating results of companies whose shares were traded. Market fluctuations as well as economic circumstances may affect the Company's share price.

PROCEEDS OF THE GLOBAL OFFERING

All of the net proceeds of shares sold by Wanadoo in the Global Offering will be paid to Wanadoo. PagesJaunes will not receive any proceeds from the sale of PagesJaunes shares by Wanadoo. See "Plan of Distribution".

In connection with France Telecom's mixed public exchange offer (the "Exchange Offer") for the shares of Wanadoo which took place from March 11, 2004 through April 19, 2004, France Telecom undertook to pay an optional additional consideration to those Wanadoo shareholders who tendered their shares into the Exchange Offer in the event that the value of the PagesJaunes Group used to determine the initial offering share price in this Global Offering is greater than Reference Value of PagesJaunes, as defined in the French offer documents for the Exchange Offer. In connection with France Telecom's buy-out offer for the remaining share capital in Wanadoo, as described more fully under "Principal and Selling Shareholder" on page 110, France Telecom has also announced that shareholders of Wanadoo at the close of trading on June 28, 2004 who tender their securities into France Telecom's public withdrawal offer being conducted in France, or which are taken-up in the subsequent compulsory acquisition, will also receive additional consideration, if any. The details of the calculation determining whether, pursuant to the Global Offering, this optional additional consideration in connection with the Exchange Offer is payable, and, if so, under which terms and conditions, will be disclosed by way of a notice to financial intermediaries within 30 days following the settlement date of the Global Offering.

Shares sold in the Global Offering will be eligible to receive any dividends declared and payable in respect of 2004 and future periods. The Company paid a dividend of €1,291.50 per share (€0.86 per share on a split-adjusted basis) in respect of 2003, a dividend of €1,358 per share (€0.91 per share on a split-adjusted basis) in respect of 2002, a dividend of €830 per share (€0.55 per share on a split-adjusted basis) in respect of 2001, a dividend of €768 per share (€0.51 per share on a split-adjusted basis) in respect of 2000 and a dividend of €1,500 per share (€1.00 per share on a split-adjusted basis) in respect of 1999. In recent years, the Company's dividend policy has been to distribute all or a large portion of its distributable profits to its shareholders, all the while preserving its capacity to self-finance the enterprise's development. The Company has the objective of distributing to its shareholders all of its distributable profits with respect to a given year. This objective does not, under any circumstances, however, constitute an undertaking by the Company, and future dividends will depend on the results of the Group, its financial condition and any other factor that the Management Board or the Board of Directors deem relevant.

Distributable profits consist of the profits for the year, minus losses carried forward from prior years, minus amounts allocated to reserves as required by law or the Company's by-laws, plus retained earnings. See "Description of Share Capital – Allocation of net profit – payment of dividends – interim dividends (Articles 38 and 39 of the by-laws)" on page 111.

The Company may only declare dividends upon the recommendation of its Management Board or Board of Directors, as the case may be, and the approval of its shareholders at their annual general meeting. Under French company law, the Company's right to pay dividends is limited in certain circumstances. For a description of these restrictions, see "Description of Share Capital". There can be no assurance that any dividends will be distributed with respect to future periods. Any future payments of dividends will depend on PagesJaunes' net income, financial position and its dividend policy at that time.

Any dividends paid to shareholders who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Shareholders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. Please see "Taxation" for further information. You should consult your own advisor concerning the tax consequences of an investment in PagesJaunes' shares.

Dividends that have not been claimed five years after their payment lapse and, following such period, must be transferred to the French State.

Under the provisions of the Treaty on the European Union signed at Maastricht in early 1992, a European Monetary Union ("EMU"), with a single European currency, the euro, was established. On May 3, 1998, European governments and central banks announced that the following 11 member states would participate in the last stage of the EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. On January 1, 2001, Greece joined the EMU. The last stage of the EMU, which fixed exchange rates between national currencies and the European Currency Unit, and the introduction of the euro for certain purposes, began on January 1, 1999, at which time the exchange rate between the French franc and the euro was established at €1.00 = FRF 6.55957.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates below are provided solely for information and convenience. No representation is made that the euro could have been, or could be, converted into U.S. dollars at these rates. The Consolidated Group's activities are essentially carried out in the euro zone.

	U.S. dollars per €1.00			
	Period-end Rate	Average Rate[1]	High	Low
Yearly amounts				
2004 (through July 6, 2004)	1.23	1.23	1.29	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.01	1.06	1.18	1.00

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The table below shows the Company's pro forma capitalization at December 31, 2003. This information is shown in accordance with French GAAP. You should read this table in conjunction with the Company's pro forma unaudited consolidated financial statements included elsewhere in this offering memorandum. The Global Offering will have no impact on the Company's capitalization. This capitalization table does not reflect the payment of the Company's dividend in respect of 2003 or the effect of PagesJaunes' capital increase in connection with the Employee Offering.

	At December 31, 2003
	(in € thousands) (unaudited)
Current portion of long- and medium-term debt	3,822
Bank overdrafts and other short-term borrowings	12,351
Short-term borrowings	**16,173**
Long- and medium-term debt	**0**
Share capital	54,810
Additional paid-in capital	42,249
Reserves	40,764
Net income	182,614
Total shareholders' equity	**320,437**
Total capitalization	**336,610**

SELECTED PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected pro forma consolidated financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's pro forma consolidated financial statements. This selected financial data has been derived from the Company's pro forma consolidated financial statements included elsewhere in this Offering Memorandum which were created using the procedures and adjustments described therein to show the Consolidated Group's scope of consolidation, financial condition, results of operations and liquidity, as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps, acquired by the Company in April 2004 in connection with reorganization transactions within the France Telecom Group, from the date they were consolidated in the France Telecom Group. In preparing the unaudited pro forma consolidated financial statements, a certain number of assumptions and adjustments were made. Consequently, this financial information is not necessarily an indication of (i) the results of operations that the Group would have realized if it had existed during the periods under review or (ii) of the results of operations that the Group will realize in the future.

The Company's pro forma unaudited consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Annex A to this offering memorandum describes certain of the principal differences between French GAAP and U.S. GAAP accounting policies as they relate to PagesJaunes.

	Year ended December 31,		
	2001	**2002**	**2003**
	(in € thousands, except share information and per share data) (unaudited)		
Income Statement Data:			
Revenues	807,101	871,123	917,341
Cost of services and products sold	(249,236)	(239,385)	(234,933)
Commercial costs	(249,533)	(289,742)	(292,385)
Administrative costs	(49,398)	(61,603)	(54,043)
Research and development costs	(3,079)	(2,419)	(1,737)
Earnings before interest, tax, depreciation and amortization and before profit-sharing	**255,855**	**277,974**	**334,243**
Depreciation and amortization	(16,100)	(14,933)	(12,575)
Operating income	**239,755**	**263,041**	**321,668**
Financial income (expense), net	16,133	15,856	19,298
Foreign exchange gain (loss), net	57	(104)	(193)
Current income from consolidated companies	**255,945**	**278,793**	**340,773**
Other non-operating income (expense), net	(1,564)	39,616	(3,144)
Corporate income tax	(92,477)	(121,459)	(123,440)
Employee profit-sharing	(21,296)	(24,608)	(26,866)
Net income from consolidated companies	**140,608**	**172,342**	**187,323**
Share of net income of companies accounted for using the equity method	778	1,003	1,175
Goodwill amortization	(3,238)	(4,117)	(5,884)
Net income of the consolidated group	**138,148**	**169,228**	**182,614**
Minority interest	**0**	**0**	**0**
Net income	**138,148**	**169,228**	**182,614**
Earnings per share (in euros)			
Number of shares at December 31	182,700	182,700	182,700
Net income before goodwill amortization and minority interests - per share, basic	773.87	948.80	1,031.74
Net income of the Group – per share, basic	756.15	926.26	999.53

	At December 31,		
	2001	2002	2003
	(in € thousands, except operating data) (unaudited)		
Balance Sheet Data:			
ASSETS			
Goodwill, net	73,652	69,535	72,484
Other intangible assets, net	1,352	1,173	2,331
Property, plant and equipment, net	77,961	28,465	25,917
Investments accounted for under the equity method	1,965	2,353	2,504
Other investment securities	6,165	2,169	388
Other long-term assets, net	2,987	1,918	1,596
Deferred income taxes, net	17,043	6,354	6,508
Total long-term assets	**181,125**	**111,967**	**111,728**
Inventories	12,821	12,424	7,428
Trade accounts receivable, net of provisions	353,140	377,939	389,894
Deferred income taxes, net	6,409	12,817	18,056
Prepaid expenses and other current assets	135,003	127,332	137,870
Marketable securities	11,893	11,409	11,600
Cash and cash equivalents	433,202	498,075	461,083
Total current assets	**952,468**	**1,039,996**	**1,025,931**
TOTAL ASSETS	**1,133,593**	**1,151,963**	**1,137,659**
LIABILITIES			
Share capital	54,810	54,810	54,810
Additional paid-in capital	42,249	42,249	42,249
Reserves	133,133	119,640	40,764
Net income	138,148	169,228	182,614
Foreign currency translation adjustment	0	0	0
Treasury shares	0	0	0
Shareholders' Equity	**368,340**	**385,927**	**320,437**
Minority interests	**0**	**0**	**0**
Long- and medium-term debt	36,589	54	0
Other long- term liabilities	17,695	24,213	24,924
Total long-term liabilities	**54,284**	**24,267**	**24,924**
Current portion of long- and-medium-term debt (maturing in less than one year)	8,158	4,077	3,822
Bank overdrafts and other short-term borrowings	15,393	31,356	12,351
Trade accounts payable	106,359	108,690	119,987
Accrued expenses and other payables	171,775	177,858	179,079
Other current liabilities	3,999	3,124	1,915
Deferred income	405,285	416,664	475,144
Total current liabilities	**710,969**	**741,769**	**792,298**
LIABILITIES AND SHAREHOLDERS EQUITY	**1,133,593**	**1,151,963**	**1,137,659**

	Year ended December 31,		
Cash Flow Data:	2001	2002	2003
	(in € thousands) (unaudited)		
Net cash provided by (used in) operating activities	59,850	175,145	252,328
Net cash provided by (used in) investing activities	(26,398)	29,550	(21,858)
Net cash provided by (used in) financing activities	(118,445)	(139,055)	(267,145)
Effect of changes in exchange rates	0	(768)	(317)
Net increase (decrease) in cash and cash equivalents	(84,993)	65,641	(36,675)

	Year ended December 31,		
Other Operating Data:	2001	2002	2003
	(unaudited)		
Total employees of Consolidated Group	4,606	4,787	4,689

You should read the following discussion of the Group's financial condition and results of operations in conjunction with the financial statements and notes to those statements included elsewhere in this offering memorandum. This discussion contains forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. As a result of many factors, including those set forth under the section of this offering memorandum entitled "Risk Factors" and elsewhere in this offering memorandum, the Group's actual results or performance may differ materially from those anticipated in these forward-looking statements.

Overview

The core business of the Group is the publishing of directories in France and abroad, offering a wide range of products and services for the general public and professionals.

The Group's business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites, as well as the publication of the PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation).

- **International & Subsidiaries** includes the activities of the Company's various subsidiaries, consisting mainly of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

The Consolidated Group's scope of consolidation at the date of this document results from a series of internal restructuring transactions involving certain companies within the France Telecom Group. These restructurings were effected during the first half of 2004 in light of the Company's planned initial public offering and consisted of the sale to the Company, which already owned Kompass France and Wanadoo Data, of:

- QDQ Media, the second largest directories publisher in Spain, which had been included in the Wanadoo directories division since April 2001. QDQ Media was sold to the Group by Wanadoo International in April 2004 for a transaction price of €106.719 million. It contributes to the Group's pro forma unaudited consolidated results for the full years 2002 and 2003 and for nine months only in 2001 (QDQ Media having been acquired by Wanadoo in March 2001); and

- Wanadoo Maps, which specializes in online geographic services and creation of photographic directories. Wanadoo Maps was sold to the Group by Wanadoo France in April 2004 for a transaction price of €10.048 million. It contributes to the Group's pro forma unaudited consolidated results as of January 1, 2003.

The pro forma unaudited consolidated financial statements prepared for the years 2001, 2002 and 2003, included elsewhere in this offering memorandum and discussed in this section, have been created using the procedures and adjustments described below to show the Consolidated Group's scope of consolidation, financial condition, results of operations and cash position as if the Consolidated Group had existed during the years 2001, 2002 and 2003. The pro forma unaudited consolidated financial statements reflect the consolidation of QDQ Media and Wanadoo Maps from the respective date each was consolidated in the France Telecom Group, namely April 2001 and January 2003, respectively. The pro forma unaudited consolidated financial statements also reflect the aggregate transaction price of the QDQ Media and Wanadoo Maps acquisitions, charged to the Company's cash resources for approximately €117 million. However, the pro forma unaudited consolidated financial statements do not include the results of certain activities of the Group that are considered insignificant on account of their size or their business. These non-consolidated businesses consist of PagesJaunes Outre-Mer (€3.6 million of revenues retained in 2003 pursuant to its *régie* (advertising representation) activities for an EBITDA of €0.6 million), PagesJaunes Liban (2003 revenues of approximately €1 million for a break-even EBITDA) and Kompass Belgium (2003 revenues of €3.8 million, for an EBITDA of €0.3 million).

The pro forma unaudited consolidated financial statements have been prepared principally on the basis of the individual financial statements of the consolidated companies as well as elements extracted from Wanadoo's accounting records for 2001, 2002 and 2003 and have been adjusted on the basis of the procedures described in Note 2.1 "Preparation of pro forma consolidated financial statements" of the pro forma unaudited consolidated financial statements. The pro forma unaudited consolidated financial statements have been subject to an examination by the Group's statutory auditor and contractual auditor in accordance with professional standards applicable in France. The report by the statutory auditor and contractual auditor on this examination of the pro forma consolidated financial statements contains a qualification regarding the possible consequences on the 2001 and 2002 financial statements of the limitations in the scope of procedures relating to the accounts receivable of QDQ Media in 2001 and 2002, and their impact on the increase in provisions for receivables in the 2003 income statement, although it is noted that QDQ Media's balance sheet as at December 31, 2003 did not give rise to any qualification by the statutory auditor and contractual auditor.

The financial statements included in this offering memorandum include the Group's pro forma unaudited consolidated financial statements discussed below in management's discussion and analysis of financial condition and results of operations, as well as the Group's audited consolidated financial statements for the year ended December 31, 2003. The consolidated financial statements reflect the Consolidated Group's results and financial condition as of December 31, 2001, 2002 and 2003, without taking into account the acquisitions of QDQ Media and Wanadoo Maps in the first half of 2004, as described above, or the other pro forma adjustments described in the Group's pro forma unaudited consolidated financial statements. Only the consolidated financial statements for the year ended December 31, 2003, prepared for this offering memorandum, were audited and only these audited consolidated financial statements were approved by the general meeting of shareholders of the Company. Accordingly, the consolidated financial statements at and for the years ended December 31, 2002 and 2001 have not been audited. Also included in this offering memorandum are the audited statutory annual financial statements of the Company for the years ended December 31, 2003, 2002 and 2001.

The discussion below is based on the Group's pro forma unaudited consolidated financial statements for the years of 2001, 2002 and 2003.

These pro forma unaudited consolidated financial statements are not necessarily representative of the financial condition, results of operations and changes in liquidity and capital resources as they would have appeared in the financial statements had the Consolidated Group been constituted prior to January 1, 2001 and been operated as an independent entity. In addition, these financial statements are not necessarily indicative of what the Consolidated Group's financial condition, results of operations and changes in liquidity and capital resources will be in future years.

Overview and principal pro forma consolidated financial data for years 2001, 2002 and 2003

PagesJaunes Group	2003	2002	2001	Change 2003/2002	Change 2002/2001
In millions of euros					
Revenues	**917.3**	**871.1**	**807.1**	**5.3%**	**7.9%**
EBITDA[1]	**334.2**	**278.0**	**255.9**	**20.2%**	**8.6%**
as % of revenues	*36.4%*	*31.9%*	*31.7%*		
Operating income	**321.7**	**263.0**	**239.8**	**22.3%**	**9.7%**
as % of revenues	*35.1%*	*30.2%*	*29.7%*		
EBITDA minus Investments [2]	**322.0**	**265.6**	**243.9**	**21.2%**	**8.9%**
as % of revenues	*35.1%*	*30.5%*	*30.2%*		

(1) Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Investments consist of acquisitions of tangible and intangible fixed assets.

The Group's pro forma revenues amounted to €917.3 million in 2003, having increased steadily between 2001 and 2003, by 7.9% between 2001 and 2002, and by 5.3% between 2002 and 2003. Excluding the consolidation of the sale of online access to databases business into the PagesJaunes in France segment in 2002, revenues increased by 5.8% between 2002 and 2003, following growth of 6.3% between 2001 and 2002. This increase is primarily due to a combined increase in the average revenue per advertiser and the overall number of advertisers.

The increase in average revenue per advertiser was primarily the result of the Group's innovative efforts in the field of advertising products, for both the print and online activities. The increase in the number of advertisers was the result of increased loyalty on the part of existing advertisers and the acquisition of new advertisers. These results were made possible, on the one hand, by a wider range of platforms offered – particularly the development of the multimedia advertising offer through pagesjaunes.fr (audio spots, videos) – and, on the other hand, by increased commercial efficiency mainly due to the commercial reorganization which was undertaken at the beginning of 2002 (for a discussion of the commercial development plan, see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Commercial organization").

The increase in the Consolidated Group's pro forma revenues was mainly driven by the increase in printed directories revenues and the growth in Internet activities, which more than offset the decrease in revenues generated from PagesJaunes 3611.

The Consolidated Group's pro forma earnings before interest, tax, depreciation and amortization and before employee profit-sharing ("EBITDA") increased significantly between 2001 and 2003. The margin of EBITDA to revenues increased from 31.7% to 36.4% over this period, with the majority of this increase occurring between 2002 and 2003.

The growth in profitability is the result of steady growth in revenues, combined with control of commercial and administrative costs (other than exceptional items), and increased productivity, particularly with respect to publishing costs (purchases of paper, printing and distribution of directories). These publishing expenses represent a significant portion of the Group's costs and are not significantly affected by variations in revenues. In addition, commercial costs are primarily related to the generation of revenues by the sales force, whose compensation structure is essentially variable. Finally, it should be noted that the increase in EBITDA between 2002 and 2003 is also due, to a lesser extent, to the provision for litigation recorded in 2002 in relation to the commercial development plan.

Discussion of operating income

Comparison of years ended December 31, 2003 and December 31, 2002

The table below shows the change in the Consolidated Group's pro forma revenues and pro forma operating income between the periods ended December 31, 2002 and 2003:

PagesJaunes Group	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
PagesJaunes in France	***847.5***	***797.6***	***6.3%***
International & Subsidiaries	***69.8***	***73.5***	***-5.0%***
Revenues	**917.3**	**871.1**	**5.3%**
Cost of services and products sold	(234.9)	(239.4)	-1.9%
Commercial costs	(292.4)	(289.7)	0.9%
Administrative costs	(54.0)	(61.6)	-12.3%
Research and development costs	(1.7)	(2.4)	-28.2%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**334.2**	**278.0**	**20.2%**
as % of revenues	*36.4%*	*31.9%*	
Depreciation and amortization (excluding goodwill)	(12.6)	(14.9)	-15.8%
Operating income	**321.7**	**263.0**	**22.3%**
as % of revenues	35.1%	30.2%	
Financial income (expense), net	19.1	15.8	21.3%
Other non-operating income (expense), net	(3.1)	39.6	-107.9%
Corporate income tax	(123.4)	(121.5)	1.6%
Employee profit-sharing	(26.9)	(24.6)	9.2%
Share in net income of companies accounted for using the equity method	1.2	1.0	17.2%
Income before goodwill amortization and minority interests	**188.5**	**173.3**	**8.7%**
Goodwill amortization	(5.9)	(4.1)	42.9%
Minority interests	—	—	—
Consolidated net income of the Group	**182.6**	**169.2**	**7.9%**

The Consolidated Group's pro forma revenues amounted to €917.3 million in 2003, an increase of 5.3% compared to 2002. This increase is principally the result of the increase in the average revenue per advertiser in France, which was achieved in part due to the commercial development plan undertaken at the beginning of 2002, which yielded results on the 2003 edition, for which marketing began in April 2002.

EBITDA amounted to €334.2 million in 2003, an increase of 20.2% compared to 2002. EBITDA margin increased from 31.9% in 2002 to 36.4% in 2003, reflecting a significant improvement in the Consolidated Group's profitability. This improvement results from the increase in revenues and the effective control of costs, particularly the optimization of publishing costs related to printed directories. Thus, the costs of services and products sold (as defined below in "– Cost of services and products sold in the PagesJaunes in France segment (pro forma)") decreased by 1.9% between 2002 and 2003. Commercial costs, which particularly include personnel costs of the sales force, remained stable during the period, while revenues increased by 5.3%. Administrative costs in 2002, which include, in particular, the cost of support functions, included an exceptional provision of €7.3 million for litigation in connection with the Company's commercial development plan (see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Commercial organization", "– Commercial, administrative and research and development costs of the PagesJaunes in France segment (pro forma)" as well as Note 24 to the pro forma consolidated financial statements). Excluding this provision, administrative costs remained stable.

The Consolidated Group's pro forma consolidated net income amounted to €182.6 million at the end of 2003, compared to €169.2 million at the end of 2002. The 2002 results include the sale of the Company's buildings in Sèvres to a consortium of real estate investors for a purchase price of approximately €86 million,

which yielded, after the exercise of the lease option, an after-tax gain of nearly €24.7 million. Income before amortization of goodwill and minority interests was €188.5 million in 2003, which is an increase of 26.8% between 2002 and 2003 when excluding the sale of buildings in Sèvres.

The following section discusses pro forma revenues and operating income, as well as certain pro forma intermediate balances, for each of the two segments of the Consolidated Group: the PagesJaunes in France segment and the International & Subsidiaries segment.

Analysis of the pro forma revenues and operating income of the PagesJaunes in France segment

The following table shows changes in revenues and operating income of the PagesJaunes in France segment between the period ended on December 31, 2003 and the period ended December 31, 2002:

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Printed directories	**595.0**	**564.7**	**5.4%**
Online services	**208.2**	**185.3**	**12.4%**
Other businesses	**44.3**	**47.6**	**-6.9%**
Revenues	**847.5**	**797.6**	**6.3%**
Cost of services and products sold	(207.1)	(211.7)	-2.2%
Commercial costs	(233.8)	(227.3)	2.9%
Administrative costs	(37.6)	(45.1)	-16.6%
Research and development costs	(1.7)	(2.4)	-28.2%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**367.2**	**311.1**	**18.0%**
as % of revenues	*43.3%*	*39.0%*	
Depreciation and amortization (excluding goodwill)	(8.4)	(9.4)	-10.2%
Operating Income	**358.8**	**301.7**	**18.9%**
as % of revenues	*42.3%*	*37.8%*	

The PagesJaunes in France segment encompasses all the activities of the Company itself, which include activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, design and hosting of Internet sites, as well as other activities (primarily the publication of PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation)).

Pro forma revenues of the PagesJaunes in France segment

The table below shows a breakdown of the pro forma consolidated revenues for the PagesJaunes in France segment per product line for the periods ended on December 31, 2003 and 2002 and the percentage change per product line between these two periods:

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Printed Directories	**595.0**	**564.7**	**5.4%**
PagesJaunes directory	482.4	455.4	5.9%
l'Annuaire	112.6	109.2	3.1%
Online services	**208.2**	**185.3**	**12.4%**
Internet	94.8	64.6	46.6%
Minitel	92.5	100.1	-7.6%
Websites	20.9	20.6	1.9%
Other businesses	**44.3**	**47.6**	**-6.9%**
QuiDonc	8.1	8.3	-1.5%
Others*	36.2	39.3	-8.0%
* including *PagesPro*, sale of online access to databases, Europages			
Revenues	**847.5**	**797.6**	**6.3%**

The revenues of the PagesJaunes in France segment increased by 6.3% between 2002 and 2003 and amounted to €847.5 million in 2003, due to an increase in the average revenue per advertiser from €1,384 in 2002 to €1,477 in 2003. Steps aimed at increasing commercial efficiency were undertaken in 2002 in conjunction with the commercial development plan, including a new allocation of responsibility for existing advertisers among the various sales channels, which led to an increase in the average revenue per advertiser. At the same time, apart from price increases, the range of advertising options was extended, not only with respect to online services, but also for printed directories, with the introduction of new display products (see "Business – Activities of PagesJaunes in France – General presentation of PagesJaunes' activities in France – Advertising products").

In 2003, the PagesJaunes in France segment had 561,180 advertisers, remaining virtually stable as compared to the 560,453 advertisers in 2002, due to a lower number of new advertising clients acquired in 2003 compared to 2002. This decrease in new advertising clients in 2003 is explained by the fact that the commercial development plan affected the balance among the various sales channels with respect to the 2003 edition, to the detriment of the new client telesales channel, *Télévente Prospects*. As a result, the number of new advertisers acquired in 2003 was 82,080, compared to 89,083 in 2002.

Finally, in terms of sub-segments, the growth in revenues was driven both by the increase in directories revenues and the growth of the Internet business, which more than offset the decrease in revenues generated by PagesJaunes 3611.

Pro forma revenues of printed directories

Printed directories revenues increased by 5.4% between 2002 and 2003, amounting to €595.0 million in 2003. This revenue is generated primarily from the sale of advertising space in the *PagesJaunes* directory and *l'Annuaire*. Between 2002 and 2003, revenues of the *PagesJaunes* directory increased by 5.9% and that of the *l'Annuaire* by 3.1%, mainly due to the increase in the average revenue per advertiser (from €1,063 in 2002 to €1,118 in 2003), which resulted from the combined effect of price increases and the introduction of new products comparable to local outdoor advertising.

In 2003, the printed directories sub-segment had 532,041 advertisers, remaining virtually stable as compared with the 531,270 advertisers in 2002. This stability is due to the fact that the number of new advertising clients acquired in 2003 was lower than the number of new client additions in 2002, which is explained, as mentioned, by the commercial development plan, which, with respect to the 2003 edition, affected the balance among the various sales channels to the detriment of the new client telesales channel, *Télévente Prospects*.

Pro forma revenues of online services

Online services revenues increased by 12.4% between 2002 and 2003, amounting to €208.2 million in 2003. Online services revenues are generated primarily from the sale of online services advertising products (pagesjaunes.fr and PagesJaunes 3611), as well as activities related to designing and hosting websites.

The number of online services advertisers increased from 391,842 in 2002 to 401,610 in 2003.

The 12.4% increase in online services revenues between 2002 and 2003 is primarily due to the growth in revenues generated by pagesjaunes.fr. The growth of 46.6% in pagesjaunes.fr revenues was achieved through a 15.3% increase in the number of advertisers on pagesjaunes.fr between 2002 and 2003 (267,175 advertisers at December 31, 2003 compared to 231,806 advertisers at December 31, 2002) and an increase in the average revenue per advertiser on pagesjaunes.fr (€380 in 2003 compared to €297 in 2002). This increase in the average revenue per advertiser is primarily the result of an enhanced product range with the development of multimedia products on pagesjaunes.fr (audio spots, videos), the development of advertising products comparable to local outdoor advertising, and price increases in line with an increased audience.

PagesJaunes 3611 revenues decreased by 7.6% between 2002 and 2003, amounting to €92.5 million in 2003 compared with €100.1 million in 2002, confirming the downward trend between 2001 and 2002 and reflecting the decrease in the PagesJaunes 3611 audience.

Revenues from the design and hosting of Internet sites increased by 1.9% between 2002 and 2003, amounting to €20.9 million at December 31, 2003. One-third of these revenues were generated by activities relating to the design and creation of Internet sites. The other two-thirds were generated by the sale of service packages, including updates, hosting and an online assistance service. In addition, the roll out of innovative products (such as e-visit (360 degree vision), site update management and audience monitoring options) has contributed to building client loyalty and maintaining revenues in 2003 in a fragmented and highly competitive market.

Pro forma revenues of other businesses

Revenues of other businesses in the PagesJaunes in France segment decreased by 6.9% between 2002 and 2003, amounting to €44.3 million in 2003, or 5.2% of segment revenues. These revenues were generated primarily from the PagesPro activities on printed and Internet platforms, the sale of online access to databases to French and foreign operators, the QuiDonc reverse directory consulted on the Internet, Minitel and Audiotel, and the Europages activities on printed and Internet platforms. The 6.9% decrease in the revenues of these activities is primarily due to the decrease in revenues from the sale of online access to databases (€10.4 million in 2003 compared with €13.6 million in 2002). This decrease in revenues from the sale of online access to databases was caused by the significant decrease in the prices charged for these services, as imposed by a court decision rendered in September 2003, which fixed the price of these services at cost plus a reasonable return on capital invested (see "Business – Activities of PagesJaunes in France – Other activities – Sale of online access to databases"). Other than the sale of online access to databases business, the revenues of PagesPro, QuiDonc and Europages remained stable in 2003 compared with 2002.

Cost of services and products sold in the PagesJaunes in France segment (pro forma)

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Cost of services and products sold	(207.1)	(211.7)	-2.2%
as % of revenues	*-24.4%*	*-26.5%*	

The cost of services and products sold in the PagesJaunes in France segment amounted to €207.1 million in 2003, a decrease of 2.2% compared to 2002, while segment revenues increased by 6.3%. The cost of services and products sold is comprised primarily of publishing expenses (purchase of paper, printing and distribution of printed directories), costs of hosting and distributing online directories as well as the costs of purchasing, creating and updating databases and producing advertisements. The cost of services and products sold represented 24.4% of revenues in 2003 compared with 26.5% in 2002. The cost of paper, printing and distribution totaled €106.0 million in 2003, of which €49.0 million was for paper, compared to €119.2 million in 2002, of which €54.7 million was for paper. This overall decrease in the cost of services and products sold was essentially due to better management of paper, printing and distribution costs, resulting from the application of new software optimizing pagination, and from negotiating prices with paper suppliers and directory distributors. These costs also decreased due to the cyclical fall in the price of paper. In addition, it should be noted that through 2003, PagesJaunes paid Havas an annual fee of €9.1 million which was included in the cost of services and products sold; this expense will no longer be incurred from 2004 onward.

Commercial, administrative, and research and development costs of the PagesJaunes in France segment (pro forma)

PagesJaunes in France	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Commercial costs	(233.8)	(227.3)	2.9%
Administrative costs	(37.6)	(45.1)	-16.6%
Research and development costs	(1.7)	(2.4)	-28.2%
Commercial, administrative and R&D costs	**(273.2)**	**(274.8)**	**-0.6%**
as % of revenues	*-32.2%*	*-34.5%*	

Commercial costs of the PagesJaunes in France segment amounted to €233.8 million in 2003, an increase of 2.9% compared with 2002, a less rapid increase than the increase in revenues, which increased by 6.3% during the same period. Commercial costs represented 27.6% of revenues in 2003, compared to 28.5% in 2002. Commercial costs include salaries, supervision and administrative expenses related to the sales force, communications and marketing expenses, management expenses and provisions for doubtful client receivables. Compensation of the sales force and its immediate support represented 12.7% of revenues in 2003, compared to 13.5% in 2002. Compensation of the sales force, which is, to a large extent, variable, depends primarily on commercial results. The positive trend in the management of commercial costs reflects the Group's determination to optimize its commercial and marketing expenses, without, however, compromising its goal of increasing the number of new advertiser additions. This determination was demonstrated particularly at the beginning of 2002 by the implementation of the new organization of field sales teams and the amendment of sales representatives' contracts as part of the commercial development plan, which had a considerable effect on the 2003 edition.

Administrative costs of the PagesJaunes in France segment amounted to €37.6 million in 2003, a decrease of 16.6% compared to 2002. Administrative expenses, which include the costs of support functions and certain provisions for certain risks and expenses, represented 4.4% of revenues in 2003, compared with 5.7% in 2002. Administrative costs for 2002 include a €7.3 million provision for litigation relating to the implementation of the commercial development plan. Excluding this charge, administrative costs as a percentage of revenues decreased to 4.4 % of revenues in 2003, from 4.7% in 2002. These costs also include assistance charges and trademark royalties paid to the France Telecom Group, which totaled €8.5 million in 2003. Due to the upcoming integration of a certain number of support functions into PagesJaunes, these expenses will be reduced beginning in 2005, to approximately €6 million (see "Related Party Transactions – Assistance agreements").

Moreover, €1.7 million was used for research and development in 2003. Research and development expenses mainly include personnel costs for teams in charge of developing platforms and related products, as well as external costs for research services from France Telecom R&D. The goal of these services is to develop new functionalities, as well as the prototyping of products and offers through new services. Excluding purchases of editorial content, recorded in 2002 under research and development expenses for €0.8 million, research and development expenses for the PagesJaunes in France segment increased by €0.1 million in 2003. It should be noted that innovation efforts are also undertaken by operational services, without being recorded under research and development.

Pro forma EBITDA of the PagesJaunes in France segment

The EBITDA of the PagesJaunes in France segment increased by 18.0% between 2002 and 2003, amounting to €367.2 million in 2003. The EBITDA margin of this segment rose from 39.0% to 43.3% between 2002 and 2003. This performance results from the growth in revenues and cost control, as well as, to a lesser extent, the effect in 2002 of the exceptional provision taken for litigation relating to the commercial development plan.

Depreciation and amortization for the PagesJaunes in France segment (pro forma)

Depreciation and amortization (excluding goodwill) decreased by 10.2% between 2002 and 2003, amounting to €8.4 million in 2003, or less than 1% of segment revenues.

Pro forma operating income for the PagesJaunes in France segment

Operating income of the PagesJaunes in France segment increased by 18.9% between 2002 and 2003, amounting to €358.8 million in 2003. This increase of nearly €57.1 million over 2002 resulted from growth in sales and cost control, as well as, to a lesser extent, the exceptional provision taken in 2002 for litigation relating to the commercial development plan.

Analysis of pro forma revenues and operating income of the International & Subsidiaries segment

The table below shows changes in pro forma revenues and operating income for the International & Subsidiaries segment between the periods ended December 31, 2003 and December 31, 2002:

International & Subsidiaries	2003	2002	Change 2003/2002
In millions of euros			
QDQ Media	**32.0**	**38.8**	**-17.4%**
Other subsidiaries	**37.8**	**34.8**	**8.8%**
Revenues	**69.8**	**73.5**	**-5.0%**
Cost of services and products sold	(27.8)	(27.7)	0.4%
Commercial costs	(58.5)	(62.5)	-6.3%
Administrative costs	(16.4)	(16.5)	-0.6%
Research and development costs	—	—	—
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**(33.0)**	**(33.1)**	**-0.5%**
as % of revenues	*-47.2%*	*-45.0%*	
Depreciation and amortization (excluding goodwill)	(4.2)	(5.6)	-25.1%
Operating income	**(37.1)**	**(38.7)**	**-4.1%**
as % of revenues	*-53.2%*	*-52.6%*	

Pro forma revenues of the International & Subsidiaries segment

The table below shows a breakdown of pro forma consolidated revenues of the International & Subsidiaries segment per product line for the periods ended December 31, 2003 and December 31, 2002 and the percentage change per product line between these two periods:

International & Subsidiaries	2003	2002	Change 2003/2002
In millions of euros			
QDQ Media	**32.0**	**38.8**	**-17.4%**
Other subsidiaries	**37.8**	**34.8**	**8.8%**
Kompass France	24.2	23.7	2.3%
Wanadoo Data	11.0	11.1	-1.0%
Wanadoo Maps	2.6	—	—
Revenues	**69.8**	**73.5**	**-5.0%**

Revenues for the International & Subsidiaries segment decreased by 5.0% between 2002 and 2003, amounting to €69.8 million in 2003.

Excluding Wanadoo Maps, segment revenues decreased 8.6%, resulting primarily from the decrease in revenues at QDQ Media.

QDQ Media

QDQ Media revenues, which amounted to €32.0 million in 2003, decreased by 17.4% between 2002 and 2003. These revenues were generated by the sale of advertising space in QDQ Media's printed and online (QDQ.com) directories.

The fall in QDQ Media revenues between 2002 and 2003 was primarily due to the completion of the efforts to improve QDQ Media's revenue quality, which led to the non-prospection of a number of clients with a history of non-payment or of doubtful solvency. In particular, contracts with a certain number of "major accounts" advertisers were not renewed in 2003 following difficulties in collection or non-payment. Following these non-renewals, "major accounts" revenues decreased from approximately €11 million in 2002 (28% of revenues) to approximately €2 million in 2003 (6% of revenues), this decrease being partially offset by an 8% increase in revenues from other categories of advertisers. These decisions resulted in a significant increase in the provisions for receivables for the year (see "– Commercial and administrative costs of the International & Subsidiaries segment (pro forma)" below for the comparison between 2002 and 2003, "Commercial and administrative costs for the International & Subsidiaries segment (pro forma)" below for the comparison between 2001 and 2002, and Note 18 to the pro forma unaudited consolidated financial statements).

The number of QDQ Media advertisers increased slightly in 2003, from 81,355 in 2002 to 82,517 in 2003. The average revenue per advertiser fell between 2002 and 2003, essentially due to the non-renewal of certain "major accounts" advertisers described above.

The portion of revenues generated by online activities rose to 5.5% of revenues in 2003, compared with 1.8% in 2002. This percentage continues to grow due to increased commercial and marketing efforts.

Other Subsidiaries

Kompass France

Kompass France revenues increased by 2.3% between 2002 and 2003, amounting to €24.2 million in 2003. Kompass France revenues are derived from marketing the Kompass information system, which includes the sale of advertising space and data on multiple platforms, including printed, CD-Rom, Minitel and the Internet (Kompass.com, the global online directory of Kompass dealers). Platform sales are complemented by direct marketing services. The traffic on the Kompass.com Internet site, calculated on the basis of the number of visits to the site, increased sharply in 2003.

Wanadoo Data

Wanadoo Data revenues remained stable between 2002 and 2003, amounting to €11.0 million in 2003. Wanadoo Data revenues are derived primarily from direct marketing of customer data and multi-based data

enhancement and restructuring services. In 2003, marketing database processing revenues, which increased by €1.0 million compared with 2002, offset the decline in marketing customer data, which has been subject to competitive price pressure.

Wanadoo Maps

Wanadoo Maps was consolidated in the Consolidated Group as of January 1, 2003. Wanadoo Maps' revenues are mainly derived from royalties received for the use of its geographic services platform, from the licensing of distribution rights for photos and from updating these photos. In 2003, the revenues of Wanadoo Maps amounted to €2.6 million, of which nearly one-third was earned from sales to Wanadoo.

Cost of services and products sold in the International & Subsidiaries segment (pro forma)

International & Subsidiaries	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Cost of services and products sold	**(27.8)**	**(27.7)**	**0.4%**
as % of revenues	*-39.9%*	*-37.7%*	

The cost of services and products sold consists essentially of publishing expenses (purchase of paper, printing and distribution of printed directories), costs of hosting and distributing online directories, costs incurred to purchase, create and update databases and the cost of advertising.

Despite the entry of Wanadoo Maps into the Consolidated Group as of January 1, 2003, which contributed €2.3 million to costs of services and products sold, the segment's total cost of services and products sold remained stable between 2002 and 2003. Excluding this entry into consolidation, the cost of services and products sold decreased by 7.9% between 2002 and 2003, due notably to cost decreases at QDQ Media. This decrease in costs at QDQ Media was the result of negotiations by QDQ Media with all of its suppliers, a reduction in the weight of paper, productivity gains from the partial internalization of production processes for advertisements and the optimization of page layout in printed directories. QDQ Media was also able to benefit from pricing terms similar to those granted to PagesJaunes by its paper suppliers and printers.

Commercial and administrative costs of the International & Subsidiaries segment (pro forma)

International & Subsidiaries	**2003**	**2002**	**Change 2003/2002**
In millions of euros			
Commercial costs	(58.5)	(62.5)	-6.3%
Administrative costs	(16.4)	(16.5)	-0.6%
Commercial and administrative costs	**(74.9)**	**(78.9)**	**-5.1%**
as % of revenues	*-107.3%*	*-107.3%*	

Commercial costs include salaries, supervision and administration expenses related to the sales force, communication and marketing expenses, as well as costs of management and provisions for the risk of non-payment by clients.

Commercial costs decreased by 6.3% between 2002 and 2003, and amounted to €58.5 million in 2003. However, the amount of commercial costs for 2002 reflects an additional cost estimated at €6 million arising from the depreciation of an asset recorded in 2001 for salary advances paid during this period. Commercial costs in 2003 also include an €11.5 million provision for receivables depreciation (compared to a €1.9 million provision in 2002). The €11.5 million provision is aimed at the clearing of accounts receivable not only for 2003 but particularly for previous years. Apart from these elements, commercial costs fell by 13.9% between 2002 and 2003. This decline results primarily from a sharp decrease in the purchase of advertising space from "major accounts" media clients, with whom business volume decreased.

In 2003, administrative costs remained stable. Excluding the entry of Wanadoo Maps into the Consolidated Group as of January 1, 2003, administrative costs decreased 4.6% compared to 2002. This decrease results from steps taken to reduce overhead in the entire France Telecom Group.

Pro forma EBITDA of the International & Subsidiaries segment

The segment's EBITDA was a loss of €33.0 million in 2003, which is stable when compared to the €33.1 million loss recorded in 2002. This loss is principally due to the non-renewal of the revenue of certain "major account" advertisers at QDQ Media. The other subsidiaries in the segment maintained positive EBITDA in 2003.

Depreciation and amortization for the International & Subsidiaries segment (pro forma)

Depreciation and amortization decreased by 25.1% between 2002 and 2003, amounting to €4.2 million in 2003. There was no significant accelerated write-down in 2003. The depreciation provision of €5.6 million in 2002 included the accelerated write-down of the market place section of the merchant portal of Kompass.fr, which amounted to a charge of €1.4 million. This accelerated write-down was the result of an assessment and analysis of the outlook for of this asset.

Pro forma operating income for the International & Subsidiaries segment

The operating income of the International & Subsidiaries business in 2003 shows a loss of €37.1 million, compared with a loss of €38.7 million recorded in 2002. These losses are primarily due to the losses at QDQ Media.

Analysis of pro forma consolidated net income

The table below shows the Consolidated Group's net income generated by all activities during the periods ended December 31, 2003, and December 31, 2002:

PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE PAGESJAUNES GROUP	**Year ended December 31,**	
	2003	**2002**
In millions of euros		
Operating income	**321.7**	**263.0**
Financial income (expense), net	19.1	15.8
Other non-operating income (expense), net	(3.1)	39.6
Corporate income taxes	(123.4)	(121.5)
Employee profit-sharing	(26.9)	(24.6)
Share of net income of companies accounted for using the equity method	1.2	1.0
Income before goodwill amortization and minority interests	**188.5**	**173.3**
Goodwill amortization	(5.9)	(4.1)
Minority interests	—	—
Consolidated net income of the Group	**182.6**	**169.2**

Financial income (expense), net (pro forma)

Net financial income increased by 21.3% between 2002 and 2003, amounting to €19.1 million in 2003. This increase is primarily due to the improvement in rates of return. This financial income is constituted principally of interest income from investments with France Telecom earning market rates (see "Related Party Transactions – Cash management agreements" and Note 23 to the pro forma unaudited consolidated financial statements).

Other non-operating income (expense) (pro forma)

In 2003, other non-operating income (expense) amounted to a net expense of €3.1 million (including an allowance on securities held for €2.4 million related to the shares of the Lebanese subsidiary as well as restructuring costs of €1.1 million at QDQ Media) compared with net income of €39.6 million in 2002. In 2002, other non-operating income included the proceeds from the sale of buildings belonging to the Company in Sèvres for a price of €86 million, which yielded a gain after exercise of the lease option of nearly €39.0 million before tax, or €24.7 million after tax.

Income taxes (pro forma)

In 2003, the Consolidated Group recorded €123.4 million income tax expense, an increase of €1.9 million compared to 2002. It should be noted that the income tax in 2002 included €14.3 million related to the capital gain on the sale of the Company's buildings in Sèvres.

Due to the Company's planned distribution of €236 million prior to its listing on the stock market, of which €24.9 million should be drawn from the special long-term gain reserve, and therefore carried forward to its 2004 taxable income, the Company expects to have to pay additional income tax in 2004 of €4.6 million.

The Company foresees opting, no later than March 31, 2005, for the tax consolidation regime provided for in Articles 223A *et seq.* of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than the Company, all its French subsidiaries that meet the conditions required for membership. This option would take effect on January 1, 2005, for a period of five fiscal years.

The initial public offer of PagesJaunes' shares will result in the exit, retroactive to January 1, 2004, of the Consolidated Group from Wanadoo's consolidated tax group. This exit from Wanadoo's consolidated tax group may result in a greater financial burden on the Consolidated Group than if it had remained a part of Wanadoo's consolidated tax group. In respect of 2004, the companies of the Consolidated Group will not be part of a consolidated tax group, and will each, therefore, have to pay tax on the basis of their respective taxable income. In addition, PagesJaunes and its subsidiaries will not, going forward, be able to deduct from their respective taxable income any losses and long-term capital losses relating to periods during which they were included in Wanadoo's consolidated tax group.

Employee profit sharing (pro forma)

Profit-sharing by employees of the French consolidated companies, implemented in accordance with applicable regulations, resulted in an expense of €26.9 million in 2003, compared with €24.6 million in 2002.

Share of net income of companies accounted for using the equity method (pro forma)

Income of companies accounted for using the equity method consists of the contribution of Eurodirectory, which is 50% owned by the Company and whose share amounted to €1.2 million in 2003, compared with €1.0 million in 2002.

Goodwill amortization (pro forma)

Goodwill amortization amounted to €5.9 million in 2003 compared with €4.1 million in 2002.

This increase of €1.8 million between 2002 and 2003 results from the amortization over five years of €8.8 million of goodwill related to the acquisition of Wanadoo Maps by the Company in 2003 (see Note 9 to the pro forma unaudited consolidated financial statements).

Net income (pro forma)

The Consolidated Group's net income amounted to €182.6 million in 2003 compared with €169.2 million in 2002.

Comparison of periods ended on December 31, 2002 and December 31, 2001

The following table shows the change in the Consolidated Group's pro forma revenues and the pro forma operating income between the periods ended December 31, 2002 and 2001:

PagesJaunes Group	2002	2001	Change 2002/2001
In millions of euros			
PagesJaunes in France	***797.6***	***743.9***	***7.2%***
International & Subsidiaries	***73.5***	***63.2***	***16.4%***
Revenues	**871.1**	**807.1**	**7.9%**
Cost of services and products sold	(239.4)	(249.2)	-4.0%
Commercial costs	(289.7)	(249.5)	16.1%
Administrative costs	(61.6)	(49.4)	24.7%
Research and development costs	(2.4)	(3.1)	-21.4%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**278.0**	**255.9**	**8.6%**
as % of revenues	*31.9%*	*31.7%*	
Depreciation and amortization (excluding goodwill)	(14.9)	(16.1)	-7.2%
Operating income	**263.0**	**239.8**	**9.7%**
as % of revenues	*30.2%*	*29.7%*	
Financial income (expense), net	15.8	16.2	-2.7%
Other net non-operating income (expense), net	39.6	(1.6)	
Corporate income taxes	(121.5)	(92.5)	31.3%
Employee profit-sharing	(24.6)	(21.3)	15.6%
Share of net income of companies accounted for using the equity method	1.0	0.8	28.9%
Income before goodwill amortization and minority interests	**173.3**	**141.4**	**22.6%**
Goodwill amortization	(4.1)	(3.2)	27.1%
Minority interests	—	—	—
Consolidated net income of the Group	**169.2**	**138.1**	**22.5%**

The Consolidated Group's revenues increased by 7.9% between 2001 and 2002 and amounted to €871.1 million in 2002. This growth is due both to the increase in the average revenue per advertiser and the increase in the number of advertisers.

The Consolidated Group's EBITDA increased by 8.6% between 2001 and 2002, reaching €278.0 million in 2002. The EBITDA margin remained stable at 31.9% in 2002 compared with 31.7% in 2001. The growth of revenues and effective control of costs of services and products sold (particularly editorial costs), down by 4.0% between 2001 and 2002, were offset by an increase in commercial and administrative costs. In fact, commercial costs, which include personnel expenses relating to the sales force, rose by 16.1% during this period. It should be noted that administrative costs, including support functions, increased by 24.7% during the period. However, in 2002, these administrative costs included a provision of €7.3 million for litigation arising from the commercial development plan.

The Consolidated Group's consolidated net income increased by 22.5% between 2001 and 2002, reaching €169.2 million in 2002. This net income includes the proceeds from the sale of the Company's buildings located in Sèvres. After the exercise of the lease option, this sale yielded an after-tax gain of nearly €24.7 million. Excluding this sale, income before goodwill amortization and minority interests in 2002 amounted to €148.6 million, representing an increase of 5.1% between 2001 and 2002.

The following section discusses pro forma revenues and operating income as well as certain pro forma intermediate balances for each of the two segments of the Consolidated Group: the PagesJaunes in France segment, on the one hand, and the International & Subsidiaries segment, on the other hand.

Analysis of the pro forma revenues and operating income of the PagesJaunes in France segment

The following table presents changes in revenues and operating income of the PagesJaunes in France segment between the period ended December 31, 2002, and the period ended December 31, 2001:

PagesJaunes in France	2002	2001	Change 2002/2001
In millions of euros			
Printed directories	**564.7**	**543.5**	**3.9%**
Online services	**185.3**	**166.8**	**11.1%**
Other activities	**47.6**	**33.6**	**41.9%**
Revenues	**797.6**	**743.9**	**7.2%**
Cost of services and products sold	(211.7)	(222.7)	-4.9%
Commercial costs	(227.3)	(208.5)	9.0%
Administrative costs	(45.1)	(35.1)	28.6%
Research and development costs	(2.4)	(3.1)	-21.4%
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**311.1**	**274.6**	**13.3%**
as % of revenues	*39.0%*	*36.9%*	
Depreciation and amortization (excluding goodwill)	(9.4)	(13.1)	-28.5%
Operating income	**301.7**	**261.6**	**15.4%**
as % of revenues	*37.8%*	*35.2%*	

The PagesJaunes in France segment encompasses all the activities of the Company, which include activities relating to the publication of directories, their distribution, sale of advertising space in printed and online directories, the design and hosting of Internet sites, as well as other activities (primarily the publication of PagesPro directories, the sale of online access to databases, the QuiDonc reverse directory and the Europages *régie* (advertising representation)).

Pro forma revenues of the PagesJaunes in France segment

The table below shows a breakdown of the pro forma consolidated revenues for the PagesJaunes in France segment by product line for the periods ended December 31, 2002 and December 31, 2001 and the percentage change per product line between these two periods:

PagesJaunes in France	2002	2001	Change 2002/2001
In millions of euros			
Printed Directories	**564.7**	**543.5**	**3.9%**
PagesJaunes directory	455.4	437.9	4.0%
l'Annuaire	109.2	105.7	3.3%
On-line services	**185.3**	**166.8**	**11.1%**
Internet	64.6	42.7	51.5%
Minitel	100.1	106.0	-5.5%
Sites	20.6	18.2	13.1%
Other activities	**47.6**	**33.6**	**41.9%**
QuiDonc	8.3	8.5	-3.0%
Others*	39.3	25.0	57.1%
* including *PagesPro*, sale of online access to databases, Europages			
Revenues	**797.6**	**743.9**	**7.2%**

Revenues of PagesJaunes in France increased by 7.2% between 2001 and 2002, amounting to €797.6 million in 2002. This increase was due to the rise in the average revenue per advertiser from €1,342 in 2001 to €1,384 in 2002, and the increase in the number of advertisers, which grew from 548,232 advertisers in 2001 to 560,453 in 2002.

The growth in revenues between 2001 and 2002 was driven by growth in revenues of printed directories and by the dynamic development of Internet activities, which largely offset the decrease in revenues derived from PagesJaunes 3611.

Pro forma revenues of printed directories

Printed directories revenues increased by 3.9% between 2001 and 2002, reaching €564.7 million in 2002. *PagesJaunes* directory revenues increased by 4.0% and *l'Annuaire* revenues by 3.3%. This increase was due to a 1.8% increase in the average revenue per advertiser (€1,044 in 2001 compared with €1,063 in 2002) and an increase in the number of print directory advertisers (520,618 in 2001 compared with 531,270 in 2002).

Pro forma revenues of online services

Revenues of online services increased by 11.1% between 2001 and 2002, amounting to €185.3 million in 2002. These revenues are mainly derived from the sale of advertising products in online services (pagesjaunes.fr and PagesJaunes 3611) as well as from the design and hosting of websites.

The number of advertisers in online services increased from 383,932 in 2001 to 391,842 in 2002.

The increase of 11.1% in online services revenues between 2001 and 2002 is mainly the result of an increase in sales generated by pagesjaunes.fr. The 51.5% growth in pagesjaunes.fr's revenues results from an increase both in the average revenue per advertiser and in the number of advertisers. The average revenue per advertiser on pagesjaunes.fr rose from €251 in 2001 to €297 in 2002, due in particular to the expanded range of the advertising offer as well as price increases. At the same time, the number of advertisers increased by 13.8% between 2001 and 2002 (203,613 advertisers on pagesjaunes.fr in 2001 compared with 231,806 in 2002). In 2002, PagesJaunes 3611 revenues decreased 5.5%, reflecting the decline in the Minitel audience.

Revenues from the design and hosting of websites increased by 13.1% between 2001 and 2002, amounting to €20.6 million in 2002, in a highly competitive market. One-third of these revenues were derived from the design and creation of Internet sites. The other two-thirds were generated from the marketing of service packages, which include updates, hosting and an online assistance service.

Pro forma revenues from other businesses

Revenues from other businesses in the PagesJaunes in France segment increased by 41.9% between 2001 and 2002, amounting to €47.6 million in 2002 and accounting for 6.0% of the revenues of the segment in 2002. These revenues were mostly derived from the publication of the *PagesPro* directory, the sale of online access to databases of French and foreign operators, the QuiDonc reverse directory consulted on the Internet, Minitel and Audiotel platforms, and the Europages activities on printed and Internet platforms. This 41.9% growth in revenues between 2001 and 2002 was primarily due to the purchase of the online access to databases business at the beginning of 2002 from Intelmatique (a subsidiary of France Telecom), for which 2002 revenues amounted to €13.6 million. Excluding this acquisition, revenues for the other businesses were stable at approximately €34 million.

Cost of services and products sold in the PagesJaunes in France segment (pro forma)

PagesJaunes in France	2002	2001	Change 2002/2001
In millions of euros			
Cost of services and products sold	**(211.7)**	**(222.7)**	**-4.9%**
as % of revenues	*-26.5%*	*-29.9%*	

The cost of services and products sold in the PagesJaunes in France segment amounted to €211.7 million in 2002, down 4.9% compared with 2001, while revenues increased by 7.2%. The cost of services and products sold represented 26.5% of revenues in 2002, compared to 29.9% in 2001. In 2002, the cost of paper, printing and distribution amounted to €119.2 million, including €54.7 million for paper, compared to €125.8 million in 2001, of which €57.9 million was for paper. This marked decrease is essentially due to the optimization of the cost of paper, printing and distribution of printed directories, following negotiations with paper suppliers and printers and the tightening of control over distributors. These costs also decreased due to a cyclical fall in the price of paper.

Commercial, administrative, and research and development costs of the PagesJaunes in France segment (pro forma)

PagesJaunes in France	2002	2001	Change 2002/2001
In millions of euros			
Commercial costs	(227.3)	(208.5)	9.0%
Administrative costs	(45.1)	(35.1)	28.6%
Research and development costs	(2.4)	(3.1)	-21.4%
Commercial, administrative and R&D costs	**(274.8)**	**(246.6)**	**11.4%**
as % of revenues	*-34.5%*	*-33.2%*	

Commercial costs of the PagesJaunes in France segment amounted to €227.3 million euros in 2002, increasing by 9.0% between 2001 and 2002, a slightly more rapid rise than revenues in the same period, which increased by 7.2% between 2001 and 2002. Commercial costs represented 28.5% of revenues in 2002, compared to 28.0% in 2001. Sales force compensation represented 13.5% of revenues in 2002, compared to 12.9% in 2001. In 2002, commercial costs also included costs incurred in implementing the commercial development plan. Excluding these exceptional costs, commercial costs rose by 6.8% in the period, representing a smaller increase than the increase in revenues.

Administrative costs for the PagesJaunes in France segment increased by 28.6% between 2001 and 2002, amounting to €45.1 million in 2002. These costs represented 5.7% of revenues in 2002, compared to 4.7% in 2001. This increase is principally due to a €7.3 million provision for litigation related to the implementation of the commercial development plan. Excluding this provision, administrative costs as a percentage of revenues were stable at 4.7% in both 2002 and 2001.

In addition, €2.4 million were devoted to research and development in 2002. Research and development costs mainly include personnel costs for teams in charge of developing platforms and related products, as well as external costs for research services from France Telecom R&D, the goal of which is to develop new product functionalities as well as prototypes of products and offers through new services. Excluding purchases of editorial content, recorded as research and development costs in the amounts of €1.6 and €0.8 million in 2001 and 2002, respectively, research and development costs of the PagesJaunes in France segment increased slightly from €1.5 million in 2001 to €1.6 million in 2002. It should be noted that innovation efforts are also undertaken by operational services, without being recorded under research and development.

Pro forma EBITDA for the PagesJaunes in France segment

The EBITDA of the PagesJaunes in France segment increased by 13.3% between 2001 and 2002, reaching €311.1 million in 2002. The EBITDA margin for this segment rose from 36.9% to 39.0% between 2001 and 2002, despite the costs and provisions related to the commercial development plan implemented in 2002. This improvement results primarily from the growth in revenues in 2002 and the control of the segment's costs of services and products sold.

Depreciation and amortization for the PagesJaunes in France segment (pro forma)

Depreciation and amortization (excluding goodwill) decreased by 28.5% between 2001 and 2002, amounting to €9.4 million in 2002.

Pro forma operating income for the PagesJaunes in France segment

The operating income of the PagesJaunes in France segment increased by 15.4% between 2001 and 2002, amounting to €301.7 million in 2002 and representing an increase of €40.1 million compared to 2001.

Analysis of pro forma revenues and operating income of the International & Subsidiaries segment

The table below shows the changes in pro forma revenues and operating income for the International & Subsidiaries segment between the periods ended December 31, 2002 and December 31, 2001:

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
QDQ Media	**38.8**	**30.6**	**26.8%**
Other subsidiaries	**34.8**	**32.6**	**6.6%**
Revenues	**73.5**	**63.2**	**16.4%**
Cost of services and products sold	(27.7)	(26.6)	4.3%
Commercial costs	(62.5)	(41.1)	52.0%
Administrative costs	(16.5)	(14.3)	15.1%
Research and development costs	—	—	—
EBITDA (Earnings before interest, tax, depreciation and amortization and before employee profit-sharing)	**(33.1)**	**(18.8)**	**76.5%**
as % of revenues	*-45.0%*	*-29.7%*	
Depreciation and amortization (before goodwill)	(5.6)	(3.0)	84.4%
Operating income	**(38.7)**	**(21.8)**	**77.6%**
as % of revenues	*-52.6%*	*-34.5%*	

These results reflect the consolidation of QDQ Media for only nine months in 2001 and 12 months in 2002.

Pro forma revenues of the International & Subsidiaries segment

The table below shows a breakdown of pro forma consolidated revenues for the International & Subsidiaries segment per product line for the periods ended December 31, 2001 and December 31, 2002 and the percentage change per product line between these two periods:

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
QDQ Media	**38.8**	**30.6**	**26.8%**
Other subsidiaries	**34.8**	**32.6**	**6.6%**
Kompass France	23.7	22.8	3.8%
Wanadoo Data	11.1	9.8	13.0%
Revenues	**73.5**	**63.2**	**16.4%**

Revenues for the International & Subsidiaries segment increased by 16.4% between 2001 and 2002, amounting to €73.5 million in 2002. The increase in revenues between 2001 and 2002 results primarily from the inclusion of QDQ Media (mainly printed directories) for 12 months in 2002 compared with only nine months in 2001.

QDQ Media

QDQ Media revenues increased by 26.8% between 2001 and 2002, amounting to €38.8 million in 2002. The 2001 revenues are for nine months only.

After accounting for all revenues earned by QDQ Media in 2001, QDQ Media's revenues remained stable on the whole, but the customer profile accounting for these revenues changed: the company began to reduce the number of "major account" clients in order to limit its exposure to the risk of unrecoverable debts associated with this type of high advertising budget client.

Other Subsidiaries

Kompass France

Kompass France revenues increased by 3.8% between 2001 and 2002, amounting to €23.7 million in 2002. Kompass France revenues are derived from marketing the Kompass information system, which

includes sales of advertising space and data on multiple platforms, including print, CD-Rom, Minitel and the Internet (Kompass.com, the global online directory of Kompass concession holders). Platform sales are complemented by direct marketing services. Growth from 2001 to 2002 was the result of an increase in advertising revenues partially offset by a decline in platform sales.

Wanadoo Data

Wanadoo Data revenues increased by 13.0% between 2001 and 2002, amounting to €11.1 million in 2002. Wanadoo Data revenues are derived primarily from direct marketing of customer data and multi-based data enhancement and restructuring services. The 13.0% growth in Wanadoo Data revenues is due to a sharp rise in its activities of enhancement and analysis of marketing databases and from launching new offers, particularly client prospection by e-mail, while revenues from marketing prospection data stagnated.

Cost of services and products sold in the International & Subsidiaries segment (pro forma)

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
Cost of services and products sold	**(27.7)**	**(26.6)**	**4.3%**
as % of revenues	*-37.7%*	*-42.0%*	

The cost of services and products sold increased by 4.3% between 2001 and 2002, and amounted to €27.7 million in 2002. It decreased from 42.0% of revenues in 2001 to 37.7% in 2002, due to the decrease in costs of the Kompass.fr portal and savings made at QDQ Media, due in large part to a reduction in the volume of advertising space offered free of charge or at promotional rates.

Commercial and administrative costs for the International & Subsidiaries segment (pro forma)

International & Subsidiaries	2002	2001	Change 2002/2001
In millions of euros			
Commercial costs	(62.5)	(41.1)	52.0%
Administrative costs	(16.5)	(14.3)	15.1%
Commercial and administrative costs	**(78.9)**	**(55.4)**	**42.5%**
as % of revenues	*-107.3%*	*-87.7%*	

Commercial costs increased on the whole by 52.0% between 2001 and 2002, amounting to €62.5 million in 2002. This increase resulted from the fact that costs for QDQ Media were consolidated for only nine months in 2001 and from an additional charge in 2002 estimated at €6 million resulting from the depreciation in 2002 of an asset recorded in 2001 related to salary advances paid during this period.

Administrative expenses increased on the whole by 15.1% between 2001 and 2002, amounting to €16.5 million in 2002. This increase was primarily due to the inclusion of QDQ Media costs for nine months only in 2001.

Pro forma EBITDA for the International & Subsidiaries segment

EBITDA in 2002 was a loss of €33.1 million compared with a loss of €18.8 million in 2001. This 76.5% change primarily results from the consolidation of QDQ Media for 12 months in 2002, compared with only nine months in 2001, as well as the increase in commercial costs at QDQ Media (primarily due to the 2002 depreciation of salary advances).

Depreciation and amortization for the International & Subsidiaries segment (pro forma)

Depreciation and amortization amounted to €5.6 million in 2002, an increase of €2.6 million compared with 2001. This increase results from investments made in 2000 and 2001 by QDQ Media, and the accelerated write-down of the marketplace section of the merchant portal of Kompass.fr.

Pro forma operating income for the International & Subsidiaries segment

The operating income of the International & Subsidiaries business in 2002 shows a loss of €38.7 million compared to a loss of €21.8 million in 2001.

Analysis of pro forma consolidated net income

The table below shows the consolidated net income for PagesJaunes generated by all activities during the years ended December 31, 2001 and December 31, 2002:

PRO FORMA CONSOLIDATED INCOME STATEMENT OF PAGESJAUNES GROUP	Year ended December 31,	
	2002	**2001**
In millions of euros		
Operating income	**263.0**	**239.8**
Financial income (expense), net	15.8	16.2
Other non-operating income (expense), net	39.6	(1.6)
Corporate income taxes	(121.5)	(92.5)
Employee profit-sharing	(24.6)	(21.3)
Share of net income of companies accounted for using the equity method	1.0	0.8
Income before goodwill amortization and minority interests	**173.3**	**141.4**
Goodwill amortization	(4.1)	(3.2)
Minority interest	—	—
Consolidated net income of the Group	**169.2**	**138.1**

Financial income (expense), net (pro forma)

In 2002, net financial income amounted to €15.8 million, a slight decrease compared with €16.2 million in 2001, essentially due to changes in interest rates. This financial income essentially consists of income from investments with France Telecom earning market rates (see "Related Party Transactions – Cash management agreements" and "– Pro forma consolidated liquidity, capital resources and investment expenses" below and Note 23 to the pro forma unaudited consolidated financial statements).

Other non-operating incomes (expense), net (pro forma)

In 2002, other non-operating income amounted to €39.6 million compared to an expense of €1.6 million in 2001. This increase was primarily due to the proceeds from the sale of the buildings owned by the Company in Sèvres, which were sold in the first quarter of 2002.

Income taxes (pro forma)

In 2002, the Consolidated Group recorded an income tax expense of €121.5 million, an increase of €29.0 million compared with 2001. Of the 2002 amount, €14.3 million was related to the gain on the sale of the Company's buildings in Sèvres.

Employee profit-sharing (pro forma)

Profit-sharing by employees of the French consolidated entities, implemented in accordance with applicable regulations, resulted in an expense of €24.6 million in 2002, compared with €21.3 million in 2001.

Share of net income of companies accounted for using the equity method (pro forma)

The share of income of companies accounted for using the equity method consists of the contribution of Eurodirectory, which is 50%-owned by the Company, and whose share of net income amounted to €1.0 million in 2002 compared to €0.8 million in 2001.

Goodwill amortization (pro forma)

Goodwill amortization amounted to €4.1 million in 2002 compared with €3.2 million in 2001. This increase of €0.9 million results from including the depreciation of consolidated goodwill relating to QDQ Media for 12 months in 2002 (see Note 9 to the pro forma unaudited consolidated financial statements).

Net income (pro forma)

The Consolidated Group's share in net income amounted to €169.2 million in 2002, compared with €138.1 million in 2001, representing an increase of €31.1 million between 2001 and 2002.

Analysis of pro forma consolidated liquidity, capital resources and investment expenses

The table below shows the changes in the Consolidated Group's pro forma cash flow for the three years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,		
	2003	2002	2001
In millions of euros			
Marketable securities	11.6	11.4	11.9
Cash and cash equivalents	461.1	498.1	433.2
Total marketable securities and cash and cash equivalents	**472.7**	**509.5**	**445.1**
Current accounts	3.3	3.3	3.3
Leasing debts	—	0.3	40.8
Other financial debt	12.9	31.9	16.0
Gross financial debt	**16.2**	**35.5**	**60.1**
Due in less than one year	16.2	35.4	23.5
Due in more than one year	—	0.1	36.6
Net cash position	**456.5**	**474.0**	**385.0**

The Consolidated Group's pro forma net cash and cash equivalents at December 31, 2003 amounted to €456.5 million, compared with €474.0 million at December 31, 2002 and €385.0 million at December 31, 2001.

Since 1999, the Group has invested nearly all of the Consolidated Group's available cash with France Telecom. See "Related Party Transactions – Cash management agreements".

The table below shows the pro forma consolidated cash flow for the three years ended December 31, 2003, 2002, and 2001:

Pro Forma Consolidated Cash Flow Table	Year ended December 31,		
	2003	2002	2001
In millions of euros			
Net cash from operations	**252.3**	**175.1**	**59.9**
Cash used in investing activities	**(21.9)**	**29.6**	**(26.4)**
Cash used in financing activities	**(267.1)**	**(139.1)**	**(118.4)**
Net increase (decrease) in cash and cash equivalents	(36.7)	65.6	(85.0)
Effect of changes in exchange rates on cash and cash equivalents	(0.3)	(0.8)	—
Cash and cash equivalents at period open	498.1	433.2	518.2
Cash and cash equivalents at the end of period	**461.1**	**498.1**	**433.2**

At December 31, 2003, cash and cash equivalents amounted to €461.1 million, compared with €498.1 million at December 31, 2002, and €433.2 million at December 31, 2001.

The net cash flow generated by the business increased significantly between 2001 and 2002 (growth of 192.3%) and between 2002 and 2003 (growth of 42.9%). These increases are due to the improvement in EBITDA, which increased from €255.9 million in 2001 to €334.2 million in 2003, and are also due to the improvement in the working capital requirement, which was the result of the particular focus on trade receivables for the PagesJaunes in France segment.

In 2001 and 2003, net cash used in investing activities included the acquisitions of QDQ Media (2001) and Wanadoo Maps (2003), while 2002 reflects the income from the sale of the Company's buildings in Sèvres.

Net cash used in financing activities primarily consisted of dividends paid in 2001 (€140.3 million), in 2002 (€151.6 million, an increase of 8.1%) and in 2003 (€248.1 million, an increase of 63.6%), with the increase in the dividend from 2001 to 2003 attributable to the increase in the Consolidated Group's net income.

The Group's investment expenses are described in "Business – Investment Policy – Main investments made during the last three years".

Off-balance sheet commitments and risks

The following table shows a summary of significant off-balance sheet commitments as of December 31, 2003:

Contractual obligations *In millions of euros*	**Total**	**Payments due per period**		
		Less than one year	**One to five years**	**More than five years**
Operating leases	72.5	13.4	46.7	12.4
Purchase obligations	73.4	40.5	32.9	—
Total	**145.9**	**53.9**	**79.6**	**12.4**

Conditional commitments *In millions of euros*	**Total**	**Payments due per period**		
		Less than one year	**One to five years**	**More than five years**
Guarantees	1.0	1.0	—	—
Total	**1.0**	**1.0**	**—**	**—**

Operating Leases

The rent expense recorded in the income statement for the period ended December 31, 2003 amounted to €14.4 million, compared with €12.2 million at December 31, 2002. Of this €14.4 million in 2003, €9.3 million was payable to France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004, €33.6 million for 2005 to 2008, and €8.9 million beyond that.

Purchase obligations

For its business, PagesJaunes enters into annual contracts with paper suppliers with firm commitments on volumes. In addition, PagesJaunes also enters into agreements with printers on a three-year or two-year basis, and with distributors on the basis of annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These latter commitments contain only provisional volumes with no minimum contractual value. The commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million in 2005. These amounts may vary depending on actual volume each year.

QDQ Media is similarly committed to paper suppliers, with firm volume commitments, and to printers. These commitments amount to €9 million, of which €4.5 million are for 2004 and €4.5 million are for 2005.

Deconsolidations and special purpose entities

The Group has not carried out any deconsolidations during the periods presented.
There are no contractual obligations to special purpose (or "*ad hoc*") entities.

Litigation and arbitration

Legal risks for the Consolidated Group are described in "Risk Factors – Legal risks – Litigation and arbitration".

Use of estimates

Financial statements prepared in accordance with generally accepted accounting principles require the Company's management to make estimates and to formulate assumptions that affect the amounts shown in the financial statements and the accompanying notes, particularly in respect of provisions for risks, deferred taxes and goodwill. The actual amounts could therefore be different from the estimates made.

Provisions for contingencies and depreciation

Receivables are valued at their nominal value. A provision for depreciation is made on the basis of a review of individual and collective risks, with a special focus on delays in payment of receivables. The provisions made thus far are therefore based on prior experience. However, the Group could be required in the future to modify these provisions either upward or downward.

However, an increase by a fifth of the value of doubtful receivables would not have a material effect on the Group's results.

Goodwill

Goodwill is considered a long-term asset and is depreciated according to its estimated lifespan at the time of the acquisition. This lifespan is estimated by management based on the length of time during which these assets are estimated to generate economic benefits. The depreciation of this goodwill may be adjusted according to the differences observed between the business plans initially provided and the actual plans for the period.

Deferred tax assets

The determination of the Consolidated Group's obligations and costs with respect to taxes requires an interpretation of tax laws. Deferred tax assets are primarily comprised of costs that are non-deductible in the year of the filing, becoming taxable in the year in which they are actually paid. As a result, PagesJaunes Group recalculates the items making up these deferred tax assets annually.

Implementing IFRS in the Group

The France Telecom Group launched a project for conversion to international accounting standards (IAS/ IFRS) from July 2003 onwards, with the goal of identifying the main differences in accounting methods during the first quarter of 2004 and preparing the opening balance sheet as of January 1, 2004 according to these new standards following publication by the IASB of its latest standards. This publication is expected during the 2004 year.

This project has been implemented as part of a larger program aimed at enhancing management reporting and setting up a new consolidation/restitution method shared by the entire France Telecom Group, including the PagesJaunes Group.

In order to ensure uniformity of the new accounting policies and their implementation within the France Telecom Group, the entire IFRS conversion project is managed by a central France Telecom Group team.

The first phase of the project, called "diagnosis", currently underway, seeks to measure the differences between the new standards and the current practice in use within the France Telecom Group, and will be followed by implementation of procedures, training and information systems, particularly for the new consolidation tool, so as to be operational in 2005.

The PagesJaunes Group is a member of the main monitoring bodies set up to ensure the success of this project and assess its progress. These bodies function at three levels:

- a Program Steering Committee with the major players from the France Telecom Group and sub-groups;
- a Technical Committee in charge of pre-validation of major IFRS technical points and options; and
- a Program Strategy Committee, common to the IFRS/new consolidation and reporting projects, bringing together the Executive Directors of the France Telecom Group and sub-groups and the Financial Management of France Telecom.

The main standards identified by the France Telecom Group likely to have an impact on the financial statements of the PagesJaunes Group in 2005 as well as on the 2004 comparison are:

- presentation of financial statements and sector information: international standards can modify significantly the presentation of the income statement, particularly by eliminating the notion of non-operating income and costs and by incorporating the depreciation of consolidated goodwill in the operating income, and the balance sheet, by imposing a classification of assets and liabilities by maturity. It requires the presentation of detailed information per business sector and/or per geographic zone. The preparation of this information according to the IAS 14 standard is currently under examination;

- Evaluation of intangible assets: in view of the discussions underway within the IASB on the proposed standards for the definition, evaluation and depreciation of intangible assets (IFRS 3 and revisions to IAS 36 and IAS 38), the Company is currently unable to assess the differences from the rules currently applied by the France Telecom Group for the preparation of financial statements according to French standards;

- Deferred taxes: contrary to the provisions of the regulation on consolidated financial statements, the IAS 12 standard requires the recognition of deferred tax liability relative to intangible fixed assets recognized during corporate mergers and acquisitions; it prohibits the capitalization of deferred taxes;

- Finally, the standard relative to the initial adoption of IAS/IFRS provides specific provisions and options currently being studied by the France Telecom Group; these affect in particular whether or not to restate corporate mergers or acquisitions that occurred before January 1, 2004, the evaluation of tangible fixed assets, the zero setting of actuarial variances arising from retirement commitments and that of translation adjustments recorded under shareholders' equity.

Recent Developments

On April 29, 2004, Wanadoo published its revenues for the first quarter 2004, which closed on March 31, 2004. The following quotation (translated from the French-language original) refers to a section of the press release distributed on the same day concerning the Directory segment of the Wanadoo group.

"Directories segment revenues for the first quarter 2004 increased 8% on a comparable basis[1] using a comparable publication schedule.[2]

The Directories segment had revenues of €184 million in the first quarter 2004, up 12% year on year on a comparable basis. After adjustment of the directory publication schedule, the increase in revenues for the Directories segment in the first quarter of 2004 was 8% on a comparable basis compared to first quarter 2003.

In France, Directories segment revenues were €174 million in the first quarter 2004, an increase on a comparable basis of 12% from the first quarter 2003. After adjustment of the directory publication schedule, the increase in revenues from the Directories segment in the first quarter of 2004 was 7% on a comparable basis compared to first quarter 2003.

In Spain, QDQ directories (QDQ, La Guía Util and QDQ Media's qdq.com) returned to growth, posting an 18% increase in revenues on a comparable basis for the first quarter 2004 compared to the year-earlier period. QDQ Media benefited from the initial effects of its reorganization in 2003, leading to healthier revenue flows under a new management team.

Revenues from printed directories increased 9% in the first quarter 2004 on a comparable basis compared to first quarter 2003. After adjustment of the directory publication schedule, printed directories posted revenue growth of 3% in France, reflecting innovations introduced in recent months, enhanced commercial efficiency and greater recognition of the PagesJaunes directory.

Online directories (Minitel and Internet advertising) and website creation generated revenues of €64 million in the first quarter 2004, an increase of 24% on a comparable basis compared to the first quarter 2003. Online directories represent 35% of total revenues from the Directories segment and continue to drive growth for the entire Directories business.

Revenues from the pagesjaunes.fr Internet directory increased 56% on a comparable basis in first quarter 2004 compared to first quarter 2003. The continued increase in audience on the pagesjaunes.fr site anchors the site's position among the top 10 most frequently visited websites in France (source: Nielson Home & Work – February 2004). The number of online advertisers in France and Spain continued to increase, reaching 289,000 at March 31, 2004.

Notes

(1) Revenues on a comparable basis are presented with constant exchange rates and scope of consolidation. Revenues for Wanadoo Belgium and Wanadoo Edition, which were divested in 2003, have been adjusted in the first quarter 2003 figures. Revenues on a comparable basis also reflect the change in the accounting method for reporting revenues from Minitel and Internet directories adopted in the fourth quarter 2003 for full year 2003. This change consists in spreading revenues generated by Minitel and Internet directories over the duration of the period the advertisements are displayed. This change reflects Wanadoo's commitment to applying what is emerging as an international best practice that may become the required reporting standard for all directory companies in Europe.

(2) Revenues for first quarter 2004 have been adjusted by €6.8 million, corresponding to revenues from the Indre et Loire region directory, which was published in April for full-year 2003 and in March for full-year 2004."

Outlook

This section contains indications as to the Group's objectives. You should take into account that these forward-looking statements are contingent on circumstances or events which should occur in the future. These statements are not historic data and must not be interpreted as guarantees that the facts and events outlined will take place or the objectives will be reached. It is indeed possible that these objectives may not be achieved, and the assumptions on which they are based may prove to be erroneous. Investors should also take into account the cautionary statement regarding "Forward-Looking Statements" as well as the risk factors described in "Risk Factors" in this offering memorandum.

Financial Objectives

The Group aims to achieve an average growth rate of consolidated revenues between 4% and 6% per year during the years 2004, 2005 and 2006.

With respect to the PagesJaunes in France segment, the Group has the objective of generating EBITDA of €400 million in 2004.

Finally, it is the Group's objective to pursue the development of QDQ Media and to reach EBITDA break-even by the end of 2006. If the Group believes that QDQ Media is not in a position to meet this profitability target, the Group will review all strategic options, including sale or closure of QDQ Media's business.

External growth transactions

Within the context of its current strategy and in the absence of a strong business rationale, the Group does not foresee proceeding with major acquisitions. Nevertheless, the Group remains attentive to the development of its economic model and competitive environment. These developments could lead the Group to reevaluate its acquisition policy in the future. The Group may, moreover, become interested in acquisitions of complementary content or technology. It should be noted that the Group is examining the possibility of acquiring Jordan Yellow Pages and Telecontact (Maroc), which are currently Wanadoo International subsidiaries.

Other prospects

The Company is exploring the possibility of launching a value-added operator-assisted telephone directory information service, as has been done by other European directory publishers.

Furthermore, PagesJaunes intends to review the content and nature of the request for tenders related to France's universal directory when this is published (see "– Business – Activities of PagesJaunes in France – Printed directories" and "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search") and will consider bidding if the terms and conditions of this request for tenders are compatible with the Company's interests.

The Group is currently the leading publisher in France of directories, both printed and online (Internet and Minitel), for the general public and professionals. In 2003, the Group published 358 editions of directories, distributed in 72.9 million copies. In 2003, 669,133 professionals used one or several of the Group's platforms to advertise their activities.

The Group's products for the general public consist mainly of printed directories (*PagesJaunes* and *l'Annuaire* in France and *QDQ, La Guía Util* in Spain), and online directory services (pagesjaunes.fr, PagesJaunes 3611 and QDQ.com). In the professionals segment, the Group mainly publishes the PagesPro directories in France and the Kompass directories in France, Spain, Belgium and Luxembourg. The Group also offers a range of services linked to direct marketing and sale of online access to databases.

History and evolution of the Group's structure

On February 4, 1946, the French Ministry of *Postes, Télégraphes, Téléphones* transferred the *régie publicitaire* (advertising representation) business for the directories of metropolitan France to the *Office d'Annonces* ("ODA"), a company held by the French state through the advertising agency Havas.

The shareholding of ODA changed several times until 1998. In July 1998, Havas, which at that moment held all of ODA's capital, sold its stake to Cogecom (a subsidiary of France Telecom). In 2000, prior to the initial public offering of Wanadoo, France Telecom transferred certain activities of SNAT (a division of France Telecom responsible for the publication of telephone directories) to ODA, and then transferred all the ODA shares to Wanadoo. The name of ODA was then changed to "PagesJaunes". After this reorganization, the Company became owner of the France Telecom Group's directories publishing activities, other than those linked to *l'Annuaire* (formerly known as *Pages Blanches*) and the PagesJaunes 3611 alphabetic search, which were retained by France Telecom. However, certain aspects of *l'Annuaire*, including the *régie publicitaire* (advertising representation) and the complete design and manufacture of *l'Annuaire*, as well as the alphabetic search on PagesJaunes 3611, were nonetheless consigned to the Company by France Telecom.

Since 1946, the Company and advertising in directories have experienced continuous development due to the increase in consumption in France, the growth of the advertising market, and the increase in the distribution and audience of directories linked to the increase in the number of telephone subscribers. The continuous increase in ODA's revenues (from €1.6 million in 1956 to €847.5 million in 2003), is primarily due to the Company's constant ability to adapt in terms of marketing and technology. The 1980s saw the successful launch of the *PagesJaunes* directory as well as the launch of Minitel, which prefigured the Internet advertising model. The Company underwent several technological evolutions, particularly with the advent of DTP (desktop publishing) of all "paper" and "telematic" in 1990, the move to color in 1995, launch of services on the Internet in 1997 and finally the "PagesJaunes 2000" directory, which introduced the quadrichrome process. Moreover, the Company has sought to develop its advertising offer beyond the directories for the general public, with a range of business-to-business directories (Kompass, PagesPro), as well as the commercialization of marketing databases (Wanadoo Data).

In connection with the public offer initiated by France Telecom for Wanadoo in February 2004, it was decided that several companies in Wanadoo's directories division would be regrouped as subsidiaries of the Company. These reorganizations, which became effective in April 2004, consisted of:

- the transfer by Wanadoo International to the Company of all the shares comprising the share capital of QDQ Media for a transaction price of €106.719 million;
- the transfer by Wanadoo France to the Company of all the shares comprising the share capital of Wanadoo Maps for a transaction price of €10.048 million; and
- the transfer by Wanadoo International to the Company of all the shares comprising the share capital of Kompass Belgium for a transaction price of €1.799 million.

The discounted cash flow method was used to value QDQ Media for this transaction, based on the business plan prepared by the management of this company, which forecasts, in particular, positive cash flow starting in full-year 2007. The valuation methods and assumptions used are consistent with those used by Wanadoo for the valuation of its interest in QDQ Media in its financial statements for the year ended December 31, 2003, which were based on discounted cash flow with an 11 % discount rate over a ten-year period and a perpetual growth rate of 3% beyond that horizon. With respect to Wanadoo Maps and Kompass Belgium, the valuation used for these transactions corresponds to the value of each of these companies recorded in Wanadoo's financial statements at December 31, 2003.

An organization chart of the restructured group is shown below:


WANADOO S.A.
100 %
PAGESJAUNES
100 %
KOMPASS FRANCE
100 %
PAGESJAUNES OUTRE-MER*
100 %
KOMPASS BELGIUM*
100 %
QDQ MEDIA
100 %
WANADOO MAPS
100 %
PAGESJAUNES Liban*
100 %
WANADOO DATA
50 %
EURODIRECTORY S.A.
49 %
EDITUS LUXEMBOURG

The directory, a complete advertising platform

The directory occupies a unique position in the local advertisement media market. Available in homes and offices, it enables consumers looking for a product or service to quickly obtain precise and directly relevant information for all the professionals that may meet their needs. In addition, this information is enriched with advertising content that helps users in their research.

On the basis of this totality of information, the directory is one of the most consulted platforms by the French public aged 15 years and above seeking a professional at the time of making a purchase decision. Thus, in 2003, approximately eight in ten French people aged 15 years and above used one of the directory services of the Company in France at least once. In 82% of cases, the consultation of the *PagesJaunes* directory is followed by a business contact. In 55% of cases, this business contact lead to a transaction or a purchase (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 - study undertaken on four samples totaling 8,442 persons representative of the French population aged 15 years and above and carried out at the request of PagesJaunes). For professionals, the directory therefore represents one of the essential means of entry to the local advertising market.

Moreover, the Group's advertising platforms serve not only the information needs of individuals and professionals at a local level, but also more specific needs of professionals at the national and international level through the range of PagesPro, Europages and Kompass products that list professionals in larger geographic zones.

The directory, an economic model based on a "virtuous circle"

The directory is aimed at offering useful and comprehensive information in multiple forms to the largest possible audience. The audience that is reached by consultation of this information is monetized through the sale of advertising space to professionals, which in turn enriches the information content made available to users.

Strategy

The Group's strategy focuses on three major areas:

- Increase the audience for its services;
- Drive revenue growth by increasing both the number of advertisers and the average revenue per advertiser and by developing user-paid services; and
- Pursue improvements in profitability.

This strategy relies upon the Group's personnel and their ability to extend their skills to new technologies and services.

Increase the audience

The Group considers that the development of its audience depends mainly on continuing improvement in the distribution of its printed directories, the development of new services targeted specifically at users on-the-move and the expansion of the Group's distribution platforms, mainly through partnerships, in order to make its services accessible to the largest number. Taking into account the increasing variety of sources of information available to consumers, the Group believes that advertising aimed at bolstering the recognition of its services, will remain a priority focus.

The Group intends to pursue the development of user-paid services, meeting specific demands of users searching for information while on the move. It is the Group's objective to roll out enriched content accessible to these users and develop geographic services should be the key to differentiating the Group.

Drive revenue growth

The Group has the objective of continuing to increase its revenues through growth in average revenue per advertiser and enlargement of its advertiser base through focus on the following:

- Developing innovative advertising products, mainly multimedia products (such as audio spots, clips or Internet sites for advertisers), display products available in printed directories and online services as well as promotional coupons.
- Increasing sales force efficiency, mainly through training and coaching of sales representatives, by promoting effective sales practices and optimizing the allocation of advertisers among the Group's sales channels. The Group believes that this should allow advertisers to increase the budgets they allocate to printed directories, and simultaneously develop their investment in online services and strengthen the loyalty of existing advertisers. Furthermore, this should increase market penetration in regions where market penetration is below average.
- Developing the number of its advertisers in sectors opening up to advertising (mainly the French *professions libérales* (self-employed professionals, including lawyers, doctors, etc.), on the one hand, and in activities that have historically been less prospected by the Group (mainly the fashion sector and non-food retail in city centers), on the other hand. This development depends in part on an increase in the size of our sales force in France by approximately 20 to 25% (between the end of 2003 and the end of 2006) with the new representatives primarily dedicated to the acquisition of new clients.

Furthermore, the Group aims at developing user-paid services. In addition to services linked to users on the move (mainly mobile Internet services), the Group is exploring the opportunity of launching a value-added operator assisted directory information service as has been done by other European directory publishers. These services should enable the Group to increase its revenues as well as contributing to building its audience.

Pursue operational excellence

Revenue growth should contribute, as it has in the past, to the improvement of Group profitability. In fact, publishing costs (purchase of paper, printing and distribution of directories) constitute a large portion of the Group's expenses and are not significantly affected by variation in revenues. Furthermore, the sales force's compensation costs, mainly variable, are linked to revenue generation.

In addition to this improvement in profitability linked to revenue growth, the Group has the objective to pursue a strict cost management policy by continually improving its operational processes and optimizing contractual conditions negotiated with its key suppliers.

The European directories market

The European directories market is comprised of publishers whose main activity is targeted at their domestic market, where they generally occupy a position of historic market leader. In 2002, the European directories market represented €6.368 billion (source: AMR International, The European Telephone Directory Market Report 2003, Fall 2003). In addition to PagesJaunes, the main players in the European directories market are Yell, Seat Pagine Gialle, TPI, Eniro, DeTeMedien and VNU World Directories.

The Yell group mainly publishes printed classified (business) directories, including Yellow Pages and Business Pages directories, in the United Kingdom, and Yellow Book directories in the United States. It is also present online through its yell.com site in the United Kingdom and its yellowbook.com site in the United States.

In Italy, Seat Pagine Gialle publishes alphabetic and business directories in print and online platforms (paginegialle.it). This company is also present in the international market, mainly in the United Kingdom through Thomson Directories, the number two publisher of directories in that market. Moreover, it has an operator-assisted directory information service in Italy as well as in Germany and in Austria through its Telegate subsidiary.

TPI, a subsidiary of the Telefónica group, specializes in the publication of alphabetic and classified (business) directories, printed and online (paginasamarillas.es in Spain) in Spain and Latin America.

Eniro is a Swedish group mainly publishing printed and online business directories (eniro.se for Sweden). The group is primarily present in Sweden, Norway, Finland, Germany, Denmark, Benelux and Poland.

DeTeMedien, in Germany, is part of the T-com division of the Deutsche Telekom group for which it publishes alphabetic and classified (business) directories on paper, CD-Rom and online (gelbeseiten.de) platforms. The German market, the largest in Europe, is divided among a large number of local players under contract with the publisher DeTeMedien.

VNU Netherlands and VNU Belgium are subsidiaries of VNU World Directories, whose main business is to offer information and advertising via classified (business) directories, telephone and Internet (vnunet.nl and vnunet.be for The Netherlands and Belgium, respectively). VNU World Directories belongs to the VNU group.

Finally, other smaller sized players are present in the European directories market such as Findexa in Norway and TDC Forlag in Denmark.

The chart below provides an estimate of 2002 advertising revenue in the directories market in the main Western European countries:

Country	Market size In millions of euros	Main player
Germany	1,125	DeTeMedien
Great Britain	1,119	Yell*
Italy	1,022	Seat Pagine Gialle*
France	830	PagesJaunes
Spain	431	TPI*
Sweden	303	Eniro*
Netherlands	274	VNU*
Belgium	226	VNU*
Norway	186	Findexa
Denmark	177	TDC Forlag
Other countries	675	
European market	**6,368**	

Source: AMR International - The European Telephone Directory Market Report 2003 - Fall 2003
** Companies listed on a regulated market as of June 1, 2004.*

The French market is characterized by a lower ratio of directories advertising spending to gross domestic product than the other European markets' average (0.05% for the French market compared to 0.08% for the European average calculated based on the size of the other nine European markets included in the table above).

Description of the group's main businesses

The Group's activities are organized in two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the *régie publicitaire* (advertising representation) for Europages.

- ***International & Subsidiaries*** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

The chart below gives the 2003 revenues of the Group's activities described in this chapter:

PagesJaunes in France	Revenues 2003 (in millions of euros)
Printed Directories	**595.0**
PagesJaunes directory	482.4
l'Annuaire	112.6
Online services	**208.2**
pagesjaunes.fr	94.8
PagesJaunes 3611	92.5
creation and hosting of sites	20.9
Other activities	**44.3**
QuiDonc	8.1
Sale of access	10.4
PagesPro	17.7
Europages	4.4

International & Subsidiaries	Revenues 2003[1] (in millions of euros)
General Directories	50.9
QDQ Media	32.6
Editus Luxembourg[2]	17.3
PagesJaunes Liban[3]	1.0
Kompass	28.7
Kompass France	24.9
Kompass Belgium[3]	3.8
Complementary activities	15.8
Wanadoo Data	11.1
Wanadoo Maps	4.7

(1) Revenues from the stand-alone financial statements of each company.
(2) Company consolidated through the equity method.
(3) Non-consolidated companies.

Activities of PagesJaunes in France

General presentation of PagesJaunes' activities in France

Overview of the Company's services

In 2003, the Company published 237 directory editions distributed in 56.6 million copies. The following chart provides the list of the Company's different directory services in France and their methods of distribution:

List of services* / Methods of distribution	Printed	Minitel	Audiotel	CD-Rom	Internet	Internet mobile / SMS	Interactive television
Classified (business) directory	*PagesJaunes* directory	PagesJaunes 3611	—	—	pagesjaunes.fr	wap.pagesjaunes.fr	PagesJaunes
Alphabetic Directory	*L'Annuaire*	PagesJaunes 3611	—	—	pagesblanches.fr	wap.pagesjaunes.fr	PagesJaunes
Business-to-business directories	*PagesPro*	—	—	PagesPro	pagespro.com	—	—
Reverse directory	—	3617 QuiDonc	32 88	—	quidonc.fr	62 800 through SMS	QuiDonc

* This list does not include Europages, a directory for which PagesJaunes undertakes only the *régie publicitaire* (advertising representation).

The Company also offers professionals services that are complementary to the directory business, mainly services relating to the design and hosting of Internet sites, enabling professionals to advertise their activity.

In 2003, the Company had revenues of €847.5 million, an increase of 6.3% compared to 2002 and representing 92.4% of the Consolidated Group's revenues. The revenues of the Company mainly derive from the sale of advertisements in its printed and online directories (97.8% of the Company's revenues in 2003). The Company's principal costs correspond to publishing costs (purchase of paper, printing and distribution of printed directories) and commercial and administrative expenses. The Company's business involves considerable amounts of prepaid income and expenses.

Advertisers

Most of the Company's advertising customers are tradesmen, independent professionals (including French self-employed professionals, or "*professions libérales*") and small- and medium-sized businesses. The potential market targeted by the Company is made up of 2.9 million businesses (source: PME agency, PME: reading key. Definitions, counting, typologies – January 2003 (INSEE counting base, December 2001); scope: companies of the ICS field, financial companies, non-trading units, public and private entities).

In 2003, 561,180 advertisers (approximately 19% of the market targeted by the Company) used at least one of the PagesJaunes platforms to promote their products and services. In 2003, the top 20 advertisers represented 1.4% of the Company's revenues and the advertisers of the top 10 business headings (garages and automobile repair, real estate agencies, hotels and hotel-restaurants, movers, restaurants, hairdressers, carpenters, general electricity companies, plumbers, undertakers) represented 14.6% of the Company's revenues.

The following table shows the development of the number of advertisers and average revenue per advertiser over the last three years:

	2001	2002	2003
Total number of advertisers[1]	548,232	560,453	561,180
of which new advertisers[2]	86,446	89,083	82,080
Advertisers in printed directories (*PagesJaunes* directory or *l'Annuaire*)	520,618	531,270	532,041
Advertisers in online services	383,932	391,842	401,610
of which advertisers on pagesjaunes.fr at the end of December *(and as a percentage of the total number of advertisers)*	203,613 *37.1%*	231,806 *41.4%*	267,175 *47.6%*
Average revenue per advertiser (in euros)[3]	1,342	1,384	1,477
Average revenue per advertiser in printed directories (in euros)[4]	1,044	1,063	1,118
Average revenue per advertiser on pagesjaunes.fr (in euros)[5]	251	297	380

(1) The number of advertisers includes all the advertisers in the relevant year, including those having purchased their advertising space in PagesJaunes platforms through an advertising agency. This number differs from that disclosed by Wanadoo, which treats the sum of all professionals who contract their advertising to an advertising agency as a single advertiser.

(2) Number of advertisers in the current year which were not advertisers in the previous year.

(3) Average revenue per advertiser is calculated by dividing the Company's revenues excluding QuiDonc and the sale of online access to databases activities ("advertising revenues") by the total number of advertisers.

(4) Average revenue per advertiser in the printed directories is calculated by dividing the Company's revenues from printed directories by the total number of advertisers in the printed directories.

(5) Average revenue per advertiser on pagesjaunes.fr is calculated by dividing the pagesjaunes.fr revenues by the average number of advertisers on pagesjaunes.fr in the relevant year (arithmetic mean of the number of advertisers present on December 31 of the current year and the number of advertisers present on December 31 of the previous year).

Multi-platform advertisers

The majority of the Company's advertisers advertise in both printed and online directories at the same time. For example, in 2003, 66.5% of advertisers simultaneously advertised in one of the printed directories (*PagesJaunes* directory or *l'Annuaire*) and one of the online services (PagesJaunes 3611 or pagesjaunes.fr), and approximately 40% advertised in one of the printed directories, PagesJaunes 3611 and pagesjaunes.fr at the same time. Average revenue per advertiser in the latter group were approximately twice as high as

overall average revenue per advertiser. The following diagram shows a breakdown of advertisers in 2003 and the different advertising platforms chosen by these advertisers:


Printed directories
28.5 %
22.5 %
4 %
40 %
1.5 %
1 %
2.5 %
Pagesjaunes.fr
PagesJaunes 3611

Loyal advertisers

The Company benefits from a very high loyalty rate of its advertisers. Thus, 85.5% of the Company's advertising customers in 2002 continued their business relationship with the Company in 2003 (a rate similar to that of 2002). An advertiser's loyalty rate is closely linked to the budget it dedicates to PagesJaunes advertising, which in turn depends on the length of the advertiser's relationship with PagesJaunes. Thus, the loyalty rate is approximately 79% for advertisers who invest €500 or less (primarily new advertisers), approximately 89% for advertisers who invest between €500 and €1,000, approximately 92% for advertisers who invest between €1,000 and €1,500 and reaches approximately 95% for advertisers who invest more than €1,500 (generally the longest-standing advertisers).

Typically, an advertiser's PagesJaunes budget increases the longer its relationship with the Company lasts. As an illustration, below are the average revenues per advertiser for a pool of advertisers acquired by the Company in 2000.

	2000	2001	2002	2003	2004**
Average revenue per advertiser (in euros)*	546	772	903	1,148	1,367

* Internal study carried out for new advertisers acquired in 2000 in 44 French regions (*départments*).

** Figures resulting from estimates in these 44 French regions where the closing date for the sale of advertising products occurred prior to March 2004.

Services valued by advertisers

The Company's advertisers estimate that PagesJaunes brings in approximately 20% of their clientele. Moreover, in response to the question "Of the products and services offered by PagesJaunes, which three are of most interest to you?", 88% of the advertisers cited the *PagesJaunes* directory, 46% cited *l'Annuaire* and 37% pagesjaunes.fr. 78% of advertisers would recommend PagesJaunes and 36% have already done so (source: Groupe H2A, institutional satisfaction study, October 2003—telephone survey carried out among 3,171 advertisers representing the PagesJaunes advertiser base and carried out at the request of PagesJaunes).

For several years, the Company has implemented a system which measures the efficiency of the *PagesJaunes* directory for the advertiser. This is done by inserting a telephone number in the advertising product that only appears in that advertising product, thus allowing the advertiser to count the calls so generated. This efficiency scale is more tangible for local advertisers than the notion of "costs per thousand" used by a majority of media.

The contractual relationship

Professionals wishing to advertise in one of the Company's platforms enter into an agreement that runs for the duration of the publication, *i.e.* 12 months, except for certain specific advertising products on online

platforms. The contractual payment terms provide for a down payment upon execution of the contract (generally between 10% and 20% depending on the amount of the order), with the remainder payable within the first two months following the publication of their advertising product.

A recognized brand

The Company is the owner of the *PagesJaunes* brand which benefits from strong brand recognition, thus contributing to the development of the audience for its directories. Since 2001, the advertising campaign showing "runners," who personify the Company's services in an appealing and dynamic manner, has contributed to the development of the brand's recognition and its services. Thus, in response to the question "When you have to look up a company, a distributor, a product or a service, what are all of the information resources that you know, even if only by name?", 47% of the persons surveyed spontaneously mentioned at least one of the services of PagesJaunes (compared to 11% for "word-of-mouth", 8% for specialized press, 7% for general press, 8% for Google, 7% for the Internet, 3% for the operator-assisted directory information service known as "12" and 2% for local directories). When asked again on a "prompted" basis by citing the different PagesJaunes services, the recognition rate reached 99% (source: CSA, "Recognition and the image of PagesJaunes in connection with the impact of publi-promotional activities," September 2003 - study carried out among 659 persons representative of the French population aged 15 years and above, and carried out at the request of PagesJaunes).

The *PagesJaunes* trademark is the subject of pending legal proceedings. On May 14, 2003, the *Tribunal de grande instance* of Paris confirmed the validity of the *PagesJaunes* trademark. The proceeding is currently pending before the Court of Appeal (see "Risk Factors – Legal risks – Litigation and arbitration").

A large audience

The Company has shown its ability to innovate in order to make its services accessible to the largest possible audience, whatever the technology or the platform used (printed directories, Minitel, Internet, mobile telephony or interactive television) and wherever the user may be (at home, at work or on the move).

The Company today enjoys a large audience for all its directory services. Thus, according to a survey, 81.5% of the persons questioned used one of the Company's platforms in 2003 (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 - study done on four pools totaling 8,442 persons representative of the French population aged 15 years and above and undertaken at the request of PagesJaunes).

The chart below shows changes in usage rates for the Company's various platforms over the last four years.

Usage rate	**2000**	**2001**	**2002**	**2003**
At least one of the PagesJaunes platforms	80.4%	81.5%	81.3%	81.5%
PagesJaunes directory*	64.9%	68.7%	68.2%	67.7%
*L'Annuaire**	66.6%	68.0%	66.6%	65.3%
PagesJaunes 3611*	21.8%	18.8%	17.0%	13.8%
Pagesjaunes.fr*	4.0%	6.6%	8.8%	12.8%

Source: ISL/Crédoc, Barometer for directory consultation; study carried out on representative pools of the French population aged 15 years and above.
* For personal and business use at least once during the last 12 months.

After a decrease in the audience from 1994 to 1999 (mostly due to the decrease in the Minitel audience and, to a lesser extent, the decrease of the audience of *l'Annuaire*), the global audience of the Company's platforms has stabilized since 2000, due mostly to the changes in its products as well as an active advertising strategy.

Access to databases

Information concerning private individuals and professionals published in the Company's directories are gathered from different sources.

On the one hand, PagesJaunes uses the subscriber databases of various telecommunications operators in France, including France Telecom, on the basis of data access contracts (see "– Dependence of the Group with respect to certain factors – Dependence with respect to supply contracts and industrial contacts – Access to directory data" below). On the other hand, the Company obtains such information through the

contacts that its commercial network maintains with professionals. Finally, since March 26, 2004, the Company has a dedicated call-in number (an Azur number) enabling any individual or business to inform the Company of their mobile telephone number.

Advertising products

The Company offers its advertisers a large range of advertising platforms (print, Minitel and fixed and mobile Internet). The Company believes that this diversity of platforms is necessary to enable advertisers to reach out to the largest possible number of users and respond to changes in usage. In addition, on each of its platforms, the Company offers a large range of advertising products.

Advertising products for printed directories

Printed directories offer the advertisers three main types of advertising products:

- Referencing products: these are advertising listings and "in column" advertisements located in the listings of individuals and professionals. These referencing products can take the form of listings (bold name and telephone number, purchase of additional lines to show additional information, such as an e-mail address or the address of an Internet site) or classifieds in column (for the *PagesJaunes* directory, this primarily means information in a box with yellow background in the classified list).
- "Impact" products: this concerns "outside column" advertisements, which use up several columns of the same page. These advertisements vary in size from 1/12th of a page to a full page and enable advertisers to include text and photos.
- "Display" products: this mainly concerns the covers (inside covers and outside back cover), inserts, bookmarks and index sponsoring and, for *l'Annuaire*, the *vignettes*. Space for these advertising products, available in limited numbers, must be reserved. Their function is similar to that of the advertising products offered on the free press or regional press platforms or to that of local outdoor advertising.

To meet the needs of advertisers wishing to communicate promotional offers, PagesJaunes has also created the *Chéquier* (checkbook): distributed with the *PagesJaunes* directory, the *chéquier* offers consumer discount coupons from local advertisers.

Advertising products on PagesJaunes 3611 (Minitel)

On PagesJaunes 3611, PagesJaunes offers its advertisers three principal types of advertising products:

- Referencing products: these offer advertisers the possibility of being located in one or more cities, in one or more French departments, or under one or more professional headings that correspond to their business.
- "Impact" products: these are made up of modules (offering the advertiser one to three lines of information to advertise its business and which can be prioritized in the response list), catalogs (one or more information pages on the advertiser and its business, accessible from the response list on PagesJaunes 3611) and information sheets (containing predefined fields enabling the highlighting of information relevant to the user).
- "Display" products with banners which appear below the response lists.

Advertising products on pagesjaunes.fr (Internet)

Advertising products offered on pagesjaunes.fr, developed specifically for the Internet, enable advertisers to benefit from additional space and functions to communicate with present and prospective clients.

In addition to referencing products, also available on PagesJaunes 3611, advertising products on pagesjaunes.fr can be divided into two main categories:

- "Impact" products, mainly with modules (see description of modules on PagesJaunes 3611), and other products accessible through an icon in the response list next to the information concerning the advertiser: these provide a link to the advertiser's web site (thus enabling the Internet user consulting pagesjaunes.fr to go to the advertiser's website through a simple "click"), an audio spot (an interactive product enabling professionals to record sound messages by telephone to highlight an event or a promotion) and a video clip (a sound and image sequence from 30 to 60 seconds enabling the advertiser to highlight its specific products and services).

- "Display" products that appear in the response lists or on the pagesjaunes.fr welcome page (*vignette*, banner and totem) that can be "clicked" in order to access the advertiser's site. For these display products, the advertiser can choose a local advertisement: the advertising product will appear for all requests made for a chosen city or district, enabling the advertiser to have an advertising campaign comparable to local outdoor advertising. The advertiser can also be offered the possibility of carrying out topical advertising: the advertising will appear in all the requests that are made for a chosen city or district in a certain sector of activity.

PagesJaunes also offers advertising on the mobile Internet page wap.pagesjaunes.fr, consisting of a graphic and text from one to three lines, which enables the advertiser to make its advertising available on all mobiles enabled with WAP and i-Mode.

This diversity of platforms and products enables the use of a pricing structure that is adapted to all advertisers, whatever their advertising budget.

Commercial organization

The Company has set up an experienced commercial organization that is appreciated by its advertisers in order to build customer loyalty and develop the new customer base. The sales force markets all the printed directories and online services of the Company in metropolitan France and in France's four overseas departments (Guadeloupe, Martinique, Guyana and Réunion). The sales force in the overseas departments is attached to PagesJaunes Outre-Mer, a wholly-owned subsidiary of the Company.

At December 31, 2003, the Company had a workforce of 1,558 sales representatives, compared to 1,488 in 2002 and 1,421 in 2001, divided into three sales channels: telesales, field sales and key accounts.

- Telesales consists of 566 sales representatives, 359 of whom are dedicated to the acquisition of new clients (*Télévente Prospects*) and 207 of whom are dedicated to building the loyalty of advertisers acquired in the previous years who have spent approximately €500 to advertise their activity on one of the Company's platforms (*Télévente Clients*).
- The field sales force consists of 968 sales representatives attached to 19 regional agencies. The field sales force focuses on building loyalty of the existing advertiser base, and, to a lesser extent, acquiring new advertisers. The largest regional advertisers are handled by the most experienced sales representatives who have access to specific tools and benefit from a specific support structure.
- The key accounts department employs 15 sales representatives and manages the advertisers that are considered "major" advertisers in terms of budget or strong development potential, which primarily includes the largest brands or advertisers having a network of multiple points of sale.

The commercial organization has a mail order sales department consisting of nine people who in 2003 renewed the advertising contracts of approximately 67,000 small advertisers.

Each of these sales channels works in a coordinated manner, within a given geographic zone. The allocation of clients among these different sales channels enables optimization of customer relationships and direct commercial costs, which consist of sales force and the related direct management costs. In 2003, these direct commercial costs represented 12.7% of the Company's revenues for that year. This percentage may be up to five times greater on a per-advertiser basis in the case of the acquisition of a new advertiser.

In order to have a successful sales force, the Company is selective in its recruiting and offers all its sales personnel continuous training programs on the Group's offer and on new technologies. Thus, the training program for newly-recruited sales representatives, mainly for telesales, consists of four weeks of training alternating between theory and practice. In addition to this initial training given to new telesales representatives, in 2003, each representative received an average of four and half days of training.

Moreover, commercial managers regularly carry out performance evaluations of the sales representatives whom they manage and establish personalized progress plans. The variable portion of the sales force remuneration varies according to the channel: the field sales representatives, who in 2003 accounted for 76% of the Company's revenues, have a variable portion that represents 100% of their base compensation.

The Company's commercial organization offers attractive career and pay-increase opportunities for sales representatives, who generally begin their career in telesales for new clients (*Télévente Prospects*) with the best representatives being offered the possibility of advancement to telesales for existing clients (*Télévente Clients*) and then to the field sales force, thereby increasing the motivation and loyalty of the Company's sales force. Sales representatives, whose average age at the end of 2003 was 38 years, have been with the Company for an average of 8 years.

In 2003, the Company's commercial organization contributed to renewing the advertising contracts of 479,100 advertisers and acquiring 82,080 new advertisers. This number of new advertisers acquired was lower than in 2002, due to the commercial reorganization implemented at the beginning of 2002 (commercial development plan), which affected, for the 2003 edition, the balance between the different sales channels to the detriment of *Télévente Prospects*. This commercial reorganization principally allowed for a better distribution of the advertiser portfolios among the different sales channels and a strengthening of the link between the compensation of the sales representatives and the marketing objectives of the Company's different products and services. The marketing reorganization made it necessary to redefine the compensation conditions of the field sales representatives and modify their contracts.

In early 2004, the commercial organization contributed to the acquisition of a large number of clients. At May 3, 2004, the sales force acquired approximately 72,900 new clients compared to 62,600 new clients at May 3, 2003 (this comparison is based on a similarly advanced stage of new account prospection). Further, in early 2004, the Company established as a test a field sales team dedicated to the acquisition of new clients, which has generated positive results in terms of commercial productivity.

Printed directories

The Company's printed directories activities consist of *PagesJaunes* and *l'Annuaire*. In 2003, these activities generated revenues of €595 million, representing 64.9% of the Consolidated Group's 2003 revenues. In 2003, 532,041 advertisers purchased an advertising product in the *PagesJaunes* directory or *l'Annuaire*. In 2003, there were 231 editions of printed directories, a figure that is stable with respect to previous years.

The publication of these directories is staggered over the year. The marketing of a given year's advertising space in directories is spread out between April of the previous year and July of the year of publication. The development cycle of a directory is on average six months and may be described as follows:

- *Sale of advertising space.* The sale of advertising space begins on average six months before the directory's publication and mobilizes the entire sales force of the relevant department. As this client development proceeds, the advertising products are created by the advertisements creation department, and then sent to the advertisers for their approval.
- *Directory design.* Approximately three months before the target date for publication, the Company ceases sales of advertising space in that directory and commences design of the directory. This design process is undertaken by the production department, which is responsible for the insertion of classifieds in the individual or classified (business) listings and the page layout.
- *Printing and binding.* The directory is then sent in electronic form to printers outside the Group who use paper purchased by the Company. The completed directories are then sent to the distribution platforms.
- *Distribution.* The directories are distributed by outside service providers. Since the distribution quality of printed directories is a key factor for their audience, the Company carries out qualitative and quantitative audits of the distribution services provided. Part of the compensation of the service providers depends on the results of these audits.

In 2003, the manufacture and distribution of printed directories was certified to conform to the ISO 9001, version 2000 standards, by AFAQ.

PagesJaunes Directory

Each *PagesJaunes* directory lists professionals under one of its 2,114 headings based on their business location. For each professional, *PagesJaunes* indicates a name, address and telephone number free of charge. For France as a whole, the *PagesJaunes* directory includes approximately 4 million professionals.

In 2003, the *PagesJaunes* directory had 130 editions, with 29.6 million copies distributed free of charge to private homes and to professional addresses. The *PagesJaunes* directory is also available for sale from the Company through a special number 0810 810 767 (an Azur number). Some of these directories cover an entire French department, others are intra-departmental, which enables advertisers to advertise their business in directories for a smaller geographic area at a lower cost.

In 2003, the *PagesJaunes* directory generated revenues of €482.4 million, equal to 52.6% of the Consolidated Group's 2003 revenues. Most of these revenues originated from advertisements published in this directory.

The expenses incurred by the *PagesJaunes* directory are mainly publishing costs (purchase of paper, printing and distribution of the directory) and marketing and administrative expenses.

In 2004, the *PagesJaunes* directory will offer a pocket edition, containing a selection of professionals from the most useful headings for consumers on the move. This pocket edition will be available in Paris in 2004, then in Lille, Lyon and Marseille, and will enable advertisers targeting users on the move to communicate with a new set of potential clients. Commencing at the beginning of the summer, the pocket edition should be available to tourists in hotels. After the summer, the pocket editions should also be available in the public transportation system throughout the Paris region, in university housing and campuses.

L'Annuaire

L'Annuaire (previously *Pages Blanches*) lists individuals and companies who have subscribed to different telecommunications operators alphabetically based on their location. *L'Annuaire* contains the contact information of approximately 25 million individuals and professionals, covering the entire French territory. The Company anticipates that the progressive inclusion of mobile telephone numbers may bring about a development of the audience and could also lead to an increase in publication costs (purchase of paper, printing and distribution of *l'Annuaire*).

In 2003, *l'Annuaire* had 101 regional editions (*éditions départementales*) distributed free of charge to the homes of individuals and to professional addresses, with the exception of those individuals or companies having Minitel, which represented a distribution of 26.4 million copies. It is also available for sale on request from the Company, through a special number (0810 810 767) (local call cost).

France Telecom, publisher of *l'Annuaire*, has consigned to PagesJaunes the marketing, design and creation of advertisements to be inserted in *l'Annuaire*, pursuant to an agreement dated June 30, 1967, which was replaced by an agreement dated November 15, 2002, effective until December 31, 2009 (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). France Telecom has also consigned to the Company the creation, manufacture and distribution of *l'Annuaire* pursuant to an agreement dated June 26, 2000, effective until December 31, 2004, which is renewable by tacit agreement for a period equivalent to its initial duration (see "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search").

Pursuant to the agreement relating to the *régie publicitaire* (advertising representation), PagesJaunes is responsible for marketing as well as invoicing the advertisers in *l'Annuaire* (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). The amount invoiced to the advertisers by the Company is fully recognized in the revenues of PagesJaunes. The Company subsequently transfers to France Telecom the portion of the revenues that exceeds its commission for *régie publicitaire* (advertising representation). The amount so transferred is accounted for in costs of services and products sold. In 2003, *l'Annuaire* generated revenues of €112.6 million, or 12.3% of the Consolidated Group's 2003 revenues. In 2003, PagesJaunes transferred to France Telecom, under the agreement relating to *régie publicitaire* (advertising representation), an editorial fee of €64.3 million.

PagesJaunes ensures the creation, manufacture and distribution of *l'Annuaire* and the alphabetic search on the Minitel PagesJaunes 3611 service on behalf of France Telecom, which is obligated to publish a universal directory in print and electronic form pursuant to law no. 96-659 of July 26, 1996. Law no. 2003-1365 of December 31, 2003 modified the existing regime as from January 1, 2005, by providing for a request for tender between now and December 31, 2004 for the publication of the universal directory. The Company is awaiting the publication of the decree of application of this law, as well as the publication of the specifications for the publication of the universal directory under the new regime, to decide whether it will respond to this request for tender.

Finally, France Telecom and PagesJaunes have signed an agreement for the transfer of the brand *l'Annuaire* to PagesJaunes, the main terms of which are described in "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search".

Online services

In addition to its printed directory services, the Company has provided online services since the launch of PagesJaunes 3611 on Minitel in 1985. Since that time, the Company's online offer has been enriched by the launch of the Internet site pagesjaunes.fr in 1997 and the development of the Internet site design and hosting services the same year. The appearance of the PagesJaunes service on Minitel since 1985 has contributed to users and advertisers becoming familiar with an online directory service. This familiarity favored the subsequent development of pagesjaunes.fr.

In 2003, the online services of the Company generated revenues of €208.2 million, or 22.7% of the Consolidated Group's 2003 revenues. In 2003, approximately 401,610 advertisers were clients of the Company's online services. Most of the revenue was derived from referencing products (common between PagesJaunes 3611 and pagesjaunes.fr) and platform-specific advertisement products. Revenues from referencing products, which in 2003 represented approximately 33% of overall revenues of online services, are divided between PagesJaunes 3611 and pagesjaunes.fr pro rata based on their respective audiences. Moreover, the revenues of the online services include revenues generated from the design and hosting of Internet sites. The main costs associated with the online activities of the Company are IT costs, commercial costs, advertisement costs and administrative costs.

The following table shows the recent evolution in consultations of the Company's online platforms:

Number of consultations (in millions per month)	**March 2003**	**September 2003**	**March 2004**
PagesJaunes 3611*	27	24	21
Pagesjaunes.fr **	20	25	32
Total	**47**	**49**	**53**

* Source: PagesJaunes. Counting of requests received by interrogation centers of PagesJaunes 3611 servers.
** Source: Cybermétrie-Médiamétrie/e-stat, by number of visits.

Since September 2003, the pagesjaunes.fr audience has grown to exceed the size of the audience of PagesJaunes 3611 and has more than offset the decline in the latter. The combined audience of the online platforms increased between March 2003 and March 2004.

PagesJaunes 3611

Launched in 1985, PagesJaunes 3611 is an electronic service, accessible by Minitel, for looking up telephone subscribers. PagesJaunes 3611 enables continuous access to the Company's database, which is updated daily. It enables a search for professionals or individuals in all departments of France, by name (alphabetic search) or by activity. For the user, the first three minutes of consultation are free. Beyond that, the service is charged.

PagesJaunes, publisher of the PagesJaunes 3611 search by activity, retains all the advertising revenues related to that activity. France Telecom, publisher of the PagesJaunes 3611 alphabetic search, has entrusted PagesJaunes with all tasks relating to *régie publicitaire* (advertising representation), the creation and publishing of this directory. With regard to *régie publicitaire* (advertising representation), PagesJaunes is compensated under an agreement that also covers *l'Annuaire* (see "Related Party Transactions – Relations with the France Telecom group – Agreement relating to the *régie publicitaire* (advertising representation)"). *Régie publicitaire* (advertising representation) revenues invoiced by PagesJaunes to advertisers on PagesJaunes 3611 alphabetic search are fully recognized in the revenues of PagesJaunes. The Company transfers to France Telecom the portion of the revenues that exceeds its commission for the *régie publicitaire* (advertising representation). The amount thus transferred is accounted for in costs of services and products sold.

PagesJaunes 3611 is the most consulted Minitel service in France with 24.75 million average consultations per month in 2003 and 21 million consultations in March 2004 (source: PagesJaunes). In 2003, PagesJaunes 3611 generated revenues of €92.5 million, or 10.1% of the Consolidated Group's revenues.

Using its strong experience in Minitel, PagesJaunes was able to create an attractive range of advertising products on the Internet through pagesjaunes.fr.

Pagesjaunes.fr

The site pagesjaunes.fr was launched in 1997 when the number of Internet users in France and the number of advertisers on the Internet were still low. The increase in the number of Internet users in France as well as the recognition and contents of pagesjaunes.fr services enabled the Company to attract a larger audience each year and an increasing number of advertisers on pagesjaunes.fr. At the end of December 2003, 267,175 advertisers had an online advertisement on pagesjaunes.fr. In 2003, pagesjaunes.fr generated revenues of €94.8 million, or 10.3% of the Consolidated Group's revenues. The pagesjaunes.fr site offers various services to Internet users:

- Searching for a business or an individual through refined search criteria such as activity, name, address, locality or department of the business or individual being looked up. Users can also access city maps of 1,031 locations and over 3 million pictures of 15 cities to locate the business or individual being searched. These complementary services are offered by the Company in partnership with its subsidiary Wanadoo Maps.

- A private space called "*Espace Perso*". Created in 2003, the *Espace Perso* is a free service that enables individuals or professionals to add active links to their contact information given in pagesblanches.fr. These links allow Internet users to directly send an SMS or e-mail without revealing the mobile telephone number or e-mail address of the subscriber. The *Espace Perso* addresses the desire of Internet users to be easily contactable, while preserving the confidentiality of their personal data.

- A service called "*Recherche à Proximité*" (proximity search). Created in January 2004, it allows any Internet user to input an address and category of professionals, to obtain, free of charge, a list of such professionals close to the indicated address, as well as a map of the area with the pagesjaunes.fr advertisers indicated by highlights.
- Access to the "QuiDonc" reverse directory. A detailed description of this reverse directory is included in "– Other activities – 'QuiDonc' reverse directory" below.
- Access to over 200 online directories all over the world to find, for example, the contact information of a company based abroad. This service is offered free of charge to users of pagesjaunes.fr.

The Company has succeeded in making the pagesjaunes.fr service one of the 10 foremost sites in France in terms of audience, with a reach rate of approximately 28.5% (source: Nielsen Home and Work – December 2003), an average of 21.3 million visits per month in 2003, 28.8 million visits per month on average in the first quarter of 2004 and 32.2 million visits in March 2004 (source: Cybermétrie – Mediamétrie/e-stat). The pagesjaunes.fr site is also accessible from the Wanadoo and Voilà portals, which belong to the France Telecom Group, and from the other major French audience sites. In 2003, access from all these portals and sites represented approximately 20% of the pagesjaunes.fr audience (source: e-stat, June 2003).

According to a ISL/Crédoc study, 73% of the persons who carried out a search on pagesjaunes.fr contacted a professional and 51% carried out a transaction or purchase following this commercial contact (source: ISL/Crédoc, Barometer for directory consultation, annual summary for December 2003 – study done on four pools totaling 8,442 persons representative of the French population aged 15 years and above, and carried out at the request of PagesJaunes).

Design and hosting of Internet sites

Since 1997, PagesJaunes offers professionals an Internet site design and hosting service enabling them to promote their business through a website. The Internet site design and hosting service is a natural extension of the relationship with advertisers and strengthens the Company's efforts to build customer loyalty. This service is offered in the whole of France by the complete field sales force.

The Company's offer consists of the registration of domain names, site design, hosting, regular site updating and an online assistance service. All these activities are carried out directly by PagesJaunes, except the hosting activity, which is currently still sub-contracted. Experts in the field of site design remain with the client throughout the design process and offer personalized and individual advice.

This offer is divided into two distinct packages and several additional options (virtual visit of a point of sale, e-commerce offers, "web call-back") that meet the varying needs of companies wishing to acquire an Internet site. PagesJaunes is one of the main French players in the field of web site design for professionals with a portfolio of approximately 25,600 sites at December 31, 2003.

Revenues from this activity consist exclusively of design fees, service packages and marketing of additional options. In 2003, this activity generated revenues of €20.9 million, or 2.3% of the Consolidated Group's revenues.

Other activities

PagesPro directory

The *PagesPro* directory published by the Company is a regional business-to-business directory targeted at small- and medium-sized businesses and aimed at putting professionals in contact with one another. Today, the *PagesPro* directory is available in print form, on CD-Rom and on the Internet.

The *PagesPro* directory is sent free of charge to companies appearing on a distribution list prepared by PagesJaunes, which includes companies selected based on their activity and their size. Prior to the distribution, the Company approaches each of these companies to find out what their preferred distribution platform (print or CD-Rom) would be. The *PagesPro* directory is also available for sale to others.

The main source of revenue for the *PagesPro* directory is derived from the sale of advertising space. This generated revenues of €17.7 million in 2003 or 1.9% of the Consolidated Group's revenues. In 2003, 26,131 professionals advertised in one of the *PagesPro* directory services.

Printed PagesPro directory

In 2003, the printed *PagesPro* directory listed 270,885 businesses selected based on their activity (which has to be targeted at other businesses) and their size (with a minimum employee threshold for each sector). These businesses are grouped under 4,352 business headings and classified based on the location of their activity.

Five regional versions are published annually: Northwest, Southwest, Southeast, Northeast and Paris region. The *PagesPro* directory contains a great deal of information on the businesses listed, including:

- contact information including the company name, address, contact numbers, number of employees, e-mail and Internet site addresses; and
- information regarding the company's business, such as the principal activities, products and services.

In 2003, approximately 298,000 copies were distributed.

PagesPro directory CD-Rom

In 2003, the *PagesPro* directory on CD-Rom listed 512,611 professionals. The search is simplified for the user through the following choices: free or guided search by activity by APE, NAF or SIRET/SIREN code, by name, geographic zone or by employees. The CD-Rom communication function enables users with an Internet connection to send e-mail messages to companies and browse Internet sites. The user can also use the automatic telephone or fax number dialing system.

In 2003, approximately 375,000 copies were distributed.

Pagespro.com

The *PagesPro* directory is also available free of charge on the Internet (www.pagespro.com) with a database of approximately 600,000 professionals for all of France. The information available to the user is enriched, with respect to the printed or CD-Rom versions of the *PagesPro* directory, with information purchased from third parties (such as economic data on the company and information on the economic dynamics of the business sector). The search for a business through the pagespro.com site is simplified by the availability of four main search modes: by name, by activity, by NAF code or SIRET/SIREN code. The search can also be refined using geographic criteria: region, department, locality or address. Moreover, users benefit from an additional interactive service providing an access plan and itinerary to reach the company's premises.

"QuiDonc" reverse directory

Created in 1998, the QuiDonc reverse directory allows users to search for a business or an individual in France by telephone or fax number. The reverse directory also allows users to search for a company or an individual by name throughout France.

QuiDonc is available through Minitel (3617 QuiDonc), on an Audiotel server, through telephone at 3288 (local server), through SMS sent to 61 800 and on interactive television as well as on the WAP services of mobile telephone operators. QuiDonc can also be directly accessed through the Internet (www.quidonc.fr.), on the site pagesjaunes.fr (under the tab *"A QuiDonc il est ce numéro?"* and *"Mais QuiDonc porte ce nom?"*), and also under the user-paid services offered on wanadoo.fr and voila.fr.

QuiDonc is a paying service. On the Internet, payment is secure and the cost is not calculated based on duration of the consultation (as is the case for Minitel and Audiotel), but per search. The user is invoiced €0.5 inclusive of all taxes per search with *"A QuiDonc il est ce numéro?"* and €1.5 inclusive of all taxes per search with *"Mais QuiDonc porte ce nom."*

All the revenues derived from the "QuiDonc" activity are generated by payments made by users. In 2003, the reverse directory generated revenues of €8.1 million, or 0.9% of the Consolidated Group's revenues.

Europages

Europages is a directory that lists 500,000 companies selected for their activity in import-export in all business sectors and in approximately 30 European countries. The Europages directory provides addresses,

telephone and fax numbers, e-mail addresses and Internet web sites of the listed companies. These are classified based on a detailed nomenclature comprising 21 sectors of activity, 700 main headings and 3,500 sub-headings. The Europages directory is also available on CD-Rom and is accessible through the Internet. The printed directory and the CD-Rom are distributed free of charge to 540,000 companies across Europe, selected based on their business, their size and their export capabilities.

Europages is a brand registered by Euredit, a subsidiary of the Seat Pagine Gialle group. The Company is responsible for the *régie publicitaire* (advertising representation) in France for the Europages platforms (print, CD-Rom, Internet) pursuant to a contract renewed on May 30, 2000 with Euredit, which outlines the conditions of the *régie publicitaire* (advertising representation) for editions 2001 to 2006.

According to the terms of this contract, PagesJaunes has committed, for the duration of the contract and two years following the contract's termination or expiration, not to (a) engage in the business of *régie publicitaire* (advertising representation) in France for professional databases or for professional directories distributed in at least two countries of the European Union and Switzerland, or to (b) participate in the creation of such database or directory, or to become a shareholder or partner of a company that publishes or distributes such database or directory in France, except for all activities of *régie publicitaire* (advertising representation) and publishing activities carried out by the Group prior to May 30, 2000. The agreement further provides that the publisher may terminate the agreement if PagesJaunes ceases to be the exclusive provider for France Telecom of advertising sales for France Telecom's national directories.

In 2003, the advertising revenues generated by PagesJaunes for this business were €4.4 million and the publishing royalty paid to Euredit was €3.9 million, which is accounted for as cost of services and products sold.

Sale of online access to databases

The Company has carried on the business of selling online access to databases since January 1, 2002, the date on which this business was purchased from Intelmatique (a subsidiary of France Telecom). This business consists of the development, implementation and sale of online access in real time to France Telecom's database of fixed-line telephone subscribers (excluding unlisted numbers) and to the databases of foreign operators (19 European countries, United States, Canada and Australia).

In application of the decision of the French Competition Council (*Conseil de la concurrence*) against France Telecom on September 12, 2003, the rates for this business were revised downward so as to be strictly oriented toward cost.

The principal clients are the directory assistance services of the various French mobile operators (Orange, SFR, and Bouygues Telecom) and foreign operators (mainly Belgacom, Swisscom, and Deutsche Telekom). In 2003, this business generated revenues of €10.4 million, or 1.1% of the Consolidated Group's revenues.

Competition in France

The Company considers its competition to be broader than simply competition from other directories for the general public or business-to-business directories. Like all media, the Company faces two types of competition:

Competition for the audience: consumers have various means of finding the contact information of an individual or a business or more generally, for finding business information before choosing a product or services supplier. Thus, the services offered by the Company compete with a broad array of information sources available to individuals or professionals.

Competition from local advertising media: local advertisers, at whom PagesJaunes' services have traditionally been directed, may use alternative local advertising media to advertise their businesses.

Competition for the audience

Technological developments, particularly the Internet and mobile telephony, have significantly modified the Company's competitive environment. Due to the Internet, consumers have access to a broad range of content and services in addition to, or as a substitute of, the Company's services; and due to the sophistication of mobile telephony, consumers have access to extended functions of electronic phonebooks.

In addition, the PagesJaunes services are in competition with paper directories and operator-assisted directory information services, as well as newspaper/press platforms that list business offers.

Thus, the Company's main competitors are:

- electronic or paper directories that allow the storage of telecommunication numbers;
- operator-assisted directory information services (particularly 12 of France Telecom, 712 of Orange, 612 of Bouygues Telecom and 222 of SFR);
- free press (mainly the platforms of companies Comareg and Spir Communication, 20 Minutes, Métro);
- Internet search engines (primarily Google, Voilà, Yahoo! and MSN);
- thematic Internet portals, as well as commercial sites (ViaMichelin.com, Webcity.fr, Seloger.com, Ebay.fr, Voyages-sncf.com, Hotels.com, Kelkoo.com); and
- other publishers of printed or online directories (mainly Bottin - l'Annuaire Soleil, U Corsu, Iliad) as well as city directories and local guides also available on the Internet.

Competition from advertising media

The Company's directories are in competition with all other advertising media that enable an advertiser to reach out to local customers. This competition mainly arises from the free press, regional daily press, the magazine press, billboards and local radio. In addition, the development of the Internet has enlarged the Company's competitor base. Topical content publishers on the Internet develop advertising offers for local advertisers (business listings, mini-sites describing the services of these professionals, online reservation or purchases). Similarly, there are Internet search engines that develop placement offers for a fee in their search results, targeted at small- and medium-sized businesses. In 2003, the advertising market targeted at the local level in France (as defined in the diagram below) represented a total budget of around €3,815 million. The diagram that follows presents the distribution of this budget according to the different advertising media:


4%
2%
6%
23%
13%
14%
21%
17%
Directories and guides 23%
Free press 21%
Regional daily press 17%
Outdoor advertising (e.g., billboards) 14%
Radio 13%
Magazine and professional press 6%
Internet 4%
National daily press 2%

Source: France Pub, 2003 figures, excluding cinema and local television, direct marketing, promotion, events and public relations.

The local advertising market increased by 14.5% between 2000 and 2003, and the Directories and Guide segment increased by 18% during the same period. In 2003, the Directories and Guides segment represented €850 million. The Company's directories in this segment are in competition with all other printed and online directories available in France and the Company's market share is around 93%.

International & Subsidiaries

In addition to the publishing of directories for the general public in France, which represents its main activity today, the Group has over the last several years developed in three directions:

- publishing of general public directories outside France;
- development of the Kompass directories in Europe; and
- development of activities complementary to the publishing of directories, such as geographic services and direct marketing.

Today, the Group publishes general public directories in Spain, Lebanon and Luxembourg.

The Group also publishes the Kompass directories in France, Spain, Belgium and Luxembourg.

In addition, the Group has developed complementary value-added services such as the geographic services of Wanadoo Maps or the database marketing of Wanadoo Data initially developed in connection with the directory business.

In 2003, the International & Subsidiaries segment contributed total revenues of €69.8 million, representing 7.6% of the Consolidated Group's 2003 revenues. PagesJaunes aims to further develop these activities profitably because it believes they have additional growth potential and naturally complement the Company's directory publishing activity in France.

Publishing of general public directories outside France

QDQ Media

Created in 1997, QDQ Media (previously Indice Multimedia) was established to compete with *Telefónica Publicidad e Información* (TPI), the historical publisher of *"Páginas Amarillas"* in Spain. QDQ stands for *"Qué, Dónde, Quién"*, meaning, "What, Where, Who." The project was based on a more modern, differentiated product that would make it possible to take advantage of the Spanish market's development potential (weak directory market penetration and weak position in the advertising market compared to other European markets). QDQ Media was acquired by Wanadoo in April 2001 and later transferred to PagesJaunes in April 2004 (see "– History and Evolution of the Group's structure" above).

QDQ Media today offers printed directories and online services. To market its advertising spaces on its platforms, QDQ Media developed a field sales force and, beginning in 2001, a telesales force, all of which today represent a workforce of approximately 500 people. The field sales force is organized into seven agencies (Central, Catalonia, North, North-West, Castilla/Canary Islands, Andalucia and East), with each agency managing between seven and 11 directories. Telesales consists of three platforms: Madrid, Barcelona and Zaragoza.

The database is created by QDQ Media from public sources and enhanced with information gathered on the ground. In addition, QDQ Media accesses the subscriber databases of various operators free of charge due to a decision dated November 7, 2002, by the Spanish Telecommunications Market Commission.

Today, QDQ Media is the second publisher of directories in Spain in terms of revenues (source: AMR International, The European Telephone Directory Market, Fall 2003). Thus, 82,517 advertisers used QDQ Media in 2003, generating non-consolidated revenues of €32.6 million (of which €0.6 million was eliminated in consolidation), corresponding to 3.6% of the Consolidated Group's revenues. The main source of QDQ Media revenues is the sale of advertisements in its printed and online directories. QDQ Media offers its advertisers a large range of advertising products to meet their various needs in the best way possible. The main costs for QDQ Media are publishing costs (purchase of paper, printing and distribution of directories) and commercial and administrative expenses.

Printed directory: QDQ, La Guía Util

The QDQ printed directory, *QDQ, La Guía Util* ("The Useful Directory") lists professionals under one of its 1,384 headings. Under each heading, the professionals are classified by locality or in alphabetical order, based on the relevant business.

The first five *QDQ, La Guía Util* directories were launched in 1998 in the province of Madrid. Between 1999 and 2001, an additional 63 directories were created. Today, QDQ Media publishes 68 printed directories each year, which cover almost the whole of Spain. They are distributed free of charge to homes and businesses. In 2003, 15.5 million copies of the *QDQ, La Guía Util* directories were distributed.

Like PagesJaunes in France, QDQ Media markets its advertising space, designs the advertisements, manages the directory layout and outsources printing and distribution to outside service providers, benefiting from the agreements negotiated by the Group.

35% of the Spanish population aged 16 years and above states they have used *QDQ, La Guía Util* within the last 12 months (source: Gallup España, April 2003-March 2004). The oldest directories are best-known in the market and their target audience is at times similar to that of *Páginas Amarillas* such as, for example, in the province of Madrid where the directories are in their sixth or seventh edition.

In 2003, printed directories represented approximately 95% of total QDQ Media revenues. In 2003, in the printed classified directories market defined as the combination of TPI and QDQ Media, the QDQ Media market share was 9.4% (source: for TPI: printed classified directories revenues, TPI press release of February 12, 2004).

Online services

In 2001, QDQ Media launched the QDQ.com site to offer its users the ability to search for business contact information on the Internet. QDQ.com has grown, due in particular to the inclusion of photographic and geographic services of Wanadoo Maps (the Wanadoo Maps activity is described in " – Activities complementary to directory publishing – Wanadoo Maps" below). Madrid in photos, introduced in January 2002, was a great success with Internet users and contributed significantly to increasing the audience of the QDQ.com site (the QDQ.com site received on average 536,138 visitors per month in 2002 compared to 104,024 visitors in December 2001 (source: OJD www)). The photography service has since been enhanced with pictures of Barcelona, Valencia and Seville.

QDQ Media also launched QDQ Blancas in July 2003, the first Spanish online directory to contain data of all telecommunications subscribers who have not requested delisting (in the case of fixed telephone subscribers) or who have given their prior consent (in the case of mobile telephone subscribers). QDQ Blancas can be accessed through the QDQ.com Internet site.

The QDQ.com Internet site received an average of 615,034 visits per month in 2003 (source: OJD www), an increase of 14.7% with respect to 2002. The QDQ Media Internet directories generated approximately 5% of QDQ Media's revenues in 2003.

Restructuring of QDQ Media

In 2003, the management of QDQ Media was completely reorganized. The main steps taken by the new management to redress the company's situation consisted of the implementation of a redundancy program, the restructuring of customer accounts and the establishment of new prevention and collection procedures for outstanding payments. The head-count reduction (approximately 120 persons, mainly from support functions, representing approximately 14% of the total workforce as of December 31, 2003) was accompanied by a reorganization intended to increase team productivity and operational efficiency. Measures were also taken to increase revenues. Thus, the printed directory *QDQ, La Guía Util* was the focus of a complete makeover incorporating experience from PagesJaunes. In addition, in 2003 a new employment contract for the field sales force was introduced, which will be applied to the entire field sales force in 2004. Finally, QDQ Media intends to implement new services such as an operator-assisted directory information service and access to QDQ.com via mobile telephones.

Competitive market of QDQ Media

In 2002, the Spanish directories market represented total revenues of €431.0 million, including operator-assisted directory information services and alphabetic directories, segments in which QDQ Media was not present. This market saw an average annual growth of 7% between 1999 and 2002 (Source: AMR International, the European Telephone Directory Market Report 2003, Fall 2003).

The directories market in Spain is dominated by TPI, a subsidiary of the historical operator Telefónica. It also comprises local players, mainly Guía Color (Castilla-Léon), Tu Distrito (province of Málaga) and Guíaraba (Alava).

PagesJaunes Liban

PagesJaunes Liban was created in January 1997 to publish the official directories of Lebanon, based on a contract with the Lebanon Ministry of Telecommunications in force until December 31, 2006. Under the terms of the contract, PagesJaunes Liban markets, publishes and distributes an alphabetic directory (The White Pages), using the database provided free of charge by the Ministry of Telecommunications, and a business directory (The Yellow Pages), which uses a database updated constantly by PagesJaunes Liban. The Ministry pays a portion of the publishing and distribution costs, and PagesJaunes Liban retains a majority share of advertising revenues. PagesJaunes Liban is also the publisher of the online directories pagesjaunes.com.lb and yellowpages.com.lb, launched in 1999, which give access to all the information of the Yellow Pages and White Pages. PagesJaunes Liban is the owner in Lebanon of the brands Yellow Pages and White Pages in three languages (French, English and Arabic).

PagesJaunes Liban is not consolidated in the Group's financial statements due to its low revenues (approximately €1 million in 2003). PagesJaunes Liban receives the majority of its revenues from advertising products. In 2003, approximately 2,060 advertisers chose to advertise on one of PagesJaunes Liban's services.

PagesJaunes Liban is the sole company publishing general public directories in Lebanon. The company is in competition with all the local advertising media as well as with the local and international players on the Internet. The general public directories market size is modest and evolves in a difficult general economic environment.

Editus Luxembourg

Since its creation in 1995, Editus Luxembourg has been the publisher for the official directories of P&T Luxembourg. Editus Luxembourg is held as to 49% by Eurodirectory (a holding company held as to 50% by PagesJaunes and 50% by Seat Pagine Gialle) and 51% by P&T Luxembourg. Eurodirectory is consolidated using the equity method in the Group's financial statements (see Note 12 to the unaudited pro forma consolidated financial statements). Pursuant to the shareholders' agreement between Eurodirectory and P&T Luxembourg signed on July 6, 1995, neither of the two parties is authorized to create, participate, favor or grant a license to any business that is directly or indirectly a competitor of Editus Luxembourg. Eurodirectory and P&T Luxembourg nominate the same number of directors with the chairmanship of the Board of Directors held by a director designated by P&T Luxembourg.

Editus Luxembourg offers users both a printed and an online directory service. The contact information for individuals and professionals listed in these directories originates principally from the P&T Luxembourg database. Editus Luxembourg's revenues mainly derive from the sale of advertising space in its printed and online directories to approximately 14,500 advertisers. Revenues of Editus Luxembourg in 2003 were €17.3 million. The main costs of Editus Luxembourg are publishing costs (purchase of paper, printing and distribution of directories) and commercial costs.

Printed Directories

Editus Luxembourg publishes *l'Annuaire Professionnel*, a classified (business) directory, comparable to the *PagesJaunes* directory in France, and *l'Annuaire Téléphonique*, an alphabetic telephone directory. Each directory has a single edition covering the whole of Luxembourg and is distributed to individual homes and to companies in Luxembourg. The company also publishes the InterRegion directory covering Sarre, Palatinate, Lorraine, Belgian Luxembourg and the Grand Duchy.

Online services

The Editus Luxembourg directories are also accessible on the luxweb.com web site which, in addition to the directories, offers portal services.

Competitive market for Editus Luxembourg

Editus Luxembourg is the sole publisher of general public directories in Luxembourg. It competes with all local advertising media as well as with local and international players on the Internet. The general directories market has seen consistent growth during the last few years.

Development of Kompass directories in Europe

The Kompass concept is a global database system of companies based on a detailed nomenclature of 52,000 headings owned by Kompass International, and on the constant updating of value-added data. The Kompass database system includes contact information for 1.8 million businesses as well as information on their directors, key figures, brands, products and services. Kompass enjoys strong brand recognition at the European level and particularly in France.

Kompass International, a subsidiary of Coface, is the owner of the Kompass brand and licenses it in 70 countries (source: kompass.com). Through its subsidiaries, the Group holds the Kompass concession for France, Spain, Belgium and Luxembourg. In each of these four countries, PagesJaunes subsidiaries have exclusive use of the brand and nomenclature of Kompass, the publishing and sale of advertising space in the Kompass directories as well as the sale of these directories.

Kompass International publishes the kompass.com site, which offers paid access to the global Kompass database, which is generated by most of the primary concession holders.

Kompass France

Kompass France, which since 1988 has been an indirect subsidiary of the Company held through Eurodirectory, became a wholly-owned subsidiary of PagesJaunes in 1999. Kompass France operates the Kompass brand in France and, through an affiliate, in Spain.

Kompass France has two lines of business: advertising for professionals on the one hand, which involves the sale of advertising space on Kompass platforms (printed directories, CD-Roms and Internet with kompass.com), and information on the other hand, which corresponds to the sale of the platforms themselves and direct marketing. The database of French companies prepared by Kompass France consists of 140,000 companies.

In 2003, Kompass France generated revenues of €24.9 million in France and in Spain. The advertising business represented 69% of its 2003 revenues (excluding exchanges and postage) with approximately 7,000 clients and a field sales force of 84 persons (in France and in Spain). The information business represented the balance of revenues, with more than 5,900 clients and a sales force of 26 persons.

Kompass Belgium

Created in 1967, Kompass Belgium has held the Kompass concession for Belgium since 1967 and for Luxembourg since 2000. Wanadoo International transferred Kompass Belgium to PagesJaunes in April 2004 (see "– History and evolution of the Group's structure" above). Due to its size, Kompass Belgium is not consolidated in the Group's financial statements.

The database established by Kompass Belgium includes approximately 43,600 companies, of which approximately 26,500 are classified according to the Kompass nomenclature. This data is available in the form of printed directories and CD-Rom, and may also be accessed on the kompass.com Internet site. Kompass Belgium also publishes the Safety-Security-Hygiene-Environment directory as well as Diamonds, the reference book for Antwerp's diamond market.

In 2003, Kompass Belgium had revenues of €3.8 million in Belgium and Luxembourg.

Competitive markets for Kompass France and Kompass Belgium

In the sale of information sector, Kompass France and Kompass Belgium are in competition with economic and financial information specialists (such as Coface, Fininfo, ORT, Euridile, Dun & Bradstreet and Experian with Infogreffe) and direct marketing companies which offer business-to-business addresses. In addition, users may find information free of charge on the Internet, which also constitutes a form of competition.

In the classified (business) advertising market, Kompass France and Kompass Belgium are in competition with publishers of other business directories (including Europages, PagesPro for Kompass France, InterRégion for Kompass Belgium in Luxembourg), as well as certain Internet sites (search engines, portals) which offer advertising products aimed at professionals.

Activities complementary to directory publishing

Wanadoo Data

Established in 1999, Wanadoo Data specializes in direct marketing. Wanadoo Data uses data of individuals and businesses for multi-channel marketing campaigns (mail, telephone, e-mailing and SMS). Wanadoo Data also offers maintenance services for marketing database processing (postal standardization, merge and purge, removal of nonexistent addresses and addition of new addresses, enrichment, statistical analysis, geomarketing and hosting).

In the different markets in which it operates, Wanadoo Data's main competitors include:

- In the market for data used for direct marketing (postal address, telephone, e-mail, SMS): Mediaprisme, Axciom (Claritas/Consodata), La Poste, Insee, Wegener, Ibase and Buongiorno.
- In the market for maintenance services for marketing databases: Wegener, Bertelsmann (Arvato Services), Axciom (Claritas/Consodata), La Poste, Presse Informatique, DPV, Sogec Datamark Services and Uniservices Informatique.

Wanadoo Data has approximately 1,300 clients, the largest of which operate in telecommunication, banking and insurance, press and publishing and automobile sectors.

In 2003, Wanadoo Data generated revenues of €11.1 million. Wanadoo Data's revenues are generated through the invoicing of the data sold and maintenance services provided. The main expenses of Wanadoo Data are costs for the purchase of data and production costs (essentially personnel expenses).

Wanadoo Maps (now named "Mappy S.A.")

Created in 1995, Wanadoo Maps is today an important player in online geographic services. Wanadoo Maps was acquired by PagesJaunes from Wanadoo France in April 2004 (see "– History and evolution of the Group's structure" above).

Wanadoo Maps' activities concentrate on two product lines: online geographic services and photographic directories, which are natural complements to online directories and contribute to developing their audience.

Wanadoo Maps obtains raw geographic information from third parties and integrates such information into its own technological platform, allowing it to create services such as map display, itinerary calculation and proximity search. These services are marketed either as part of a complete service package or in connection with specific projects. They are used to enrich the pagesjaunes.fr and QDQ.com directories and also guide users of an Internet site to the nearest store, follow vehicles on a screen or contribute to an on-board navigation system. Wanadoo Maps also makes these services available to the general public on mappy.com, accessible on fixed and mobile Internet and on Minitel. In total, more than 100 million map displays, itinerary calculations and proximity searches were generated in March 2004 (source: Wanadoo Maps).

Wanadoo Maps also creates photographic databases of entire cities including pictures of the façades of most addresses and, in conjunction with the online geographic services of Wanadoo Maps, real-time virtual walks through cities covered by the service. The photographic database of Wanadoo Maps includes 19 cities (15 in France and four in Spain) with 4.7 million photographs, thus covering over one million addresses and more than 15,000 kilometers of roads. These photographs are taken from the street by Wanadoo Maps or by third parties from whom Wanadoo Maps buys these photographs. These photographic databases enrich pagesjaunes.fr and QDQ.com and are also marketed to companies and local administrative bodies. In total, more than 18 million photographs were displayed in March 2004 (source: Wanadoo Maps).

In 2003, the revenues of Wanadoo Maps amounted to €4.7 million, of which €2.1 million were generated intra-group. The main sources of revenue for Wanadoo Maps are royalties received for the use of its geographic services platform and licensing of rights to distribute pictures from its photographic database and their updating. The main costs for Wanadoo Maps include the purchase price of the raw map-related information and the costs associated with taking, purchasing and indexing of photographs.

Wanadoo Maps faces significant competition in the online geographic services market, which mainly comprises viamichelin.com, maporama.com, webraska.com and 1bis.com.

The following chart shows changes in the reach rate of the two largest sites offering geographic services, mappy.com and viamichelin.com:

%	March 2003	September 2003	March 2004
Mappy.com	18.1	18.4	19.8
Viamichelin.com	10.6	10.5	10.1

Source: Nielsen Home and Work.

In the extraordinary meeting of Wanadoo Maps' shareholders held on June 7, 2004, it was decided to change the name of the company to "Mappy S.A.".

Competitive Advantages

The Group believes that it has competitive advantages that ensure it a strong position in its domestic market and will allow it to continue to grow and improve the profitability of its activities outside France.

- **A portfolio of highly recognized brands**. The Group is the owner of brands that are highly recognized in their respective markets, including in particular PagesJaunes, Les Pages Blanches, QuiDonc, Mappy, and *QDQ, La Guía Util*. The Group believes that brand recognition is essential in the market for information research (see "– General presentation of PagesJaunes activities in France – A recognized brand" above).
- **A large audience on all platforms, with a direct value for advertisers**. In France, printed or online directories are among the most consulted media by the French population aged 15 years and above looking for a professional at the time of making purchase decisions.
- **A significant edge in the development of online services**. In February 2004, the domestic reach rate for PagesJaunes' Internet directories was 28.9%, compared with 16.0% for Seat Pagine Gialle and 6.9% for Yell (source: Nielsen Home and Work, February 2004). Furthermore, the

PagesJaunes online directories have benefited from the experience gained from PagesJaunes 3611. In addition, advertising revenues generated by pagesjaunes.fr are among the highest in the European directory publishing sector and in the Internet advertising market in France.

- **High innovation capacity for simple and valuable services**
  - The Group has been able to innovate to make its services accessible to the largest possible audience, whatever the technology used (printed directories, Minitel, Internet, mobile telephony and interactive television) and wherever the user may be (at home, at the workplace or on the move).
  - In addition, the Group managed to take advantage of technological developments to provide complementary services and favor its online audience. Thus, the geographic services and online photographic directories on the sites pagesjaunes.fr and QDQ.com helped develop an audience for these sites and enhanced the advertising offer.
  - Finally, the support of France Telecom enabled the Group to benefit from the technological strength and research and development capabilities of one of the foremost telecommunications groups in the world.
- **Sales force excellence.** Efficient sales force organization enables the optimization of customer relationships and associated commercial costs. Sales representatives receive regular training for the products and new technologies enabling them to market both printed and online services. In addition, their compensation is incentive-based, linked in particular to the development and retention of the Company's advertisers.
- **Large and loyal customer base, recognizing the value of the Group's services.** In France, the Group enjoys a high loyalty rate of its advertisers who feel that the PagesJaunes services help them obtain a large percentage of their clients.
- **A broad range of attractive advertising products.** The Group offers its advertisers a large range of advertising products on multiple platforms (printed directories, Minitel, Internet, mobile telephony and interactive television). This diversity of advertising products and platforms enables advertisers to reach out to the largest possible number of users and be in line with developments in usage.

Dependence of the Group with respect to certain factors

Dependence with respect to patents and licenses

The Group owns several trademarks and domain names covering a wide range of products and services in France and abroad, and particularly the trademarks "PagesJaunes," "Les Pages Blanches," "*QDQ, La Guía Util,*" "QuiDonc," and "Mappy".

Thus, the Group is the owner of all trademarks used in its business, except the "*l'Annuaire*" trademark, held by France Telecom, the Kompass trademark held by Kompass International and the France Telecom trademark, held by France Telecom.

The PagesJaunes trademarks are the subject of a pending claim of nullity on various grounds, including, in particular, lack of distinctiveness. On May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks, and the case is currently pending before the Court of Appeals of Paris. An unfavorable outcome of this litigation could have a material adverse effect on the Group's business, financial condition, results or objectives. (See "Risk Factors – Legal risks – Litigation and arbitration" for a description of the litigation on the PagesJaunes trademarks.)

The "*l'Annuaire*" trademark, which is the property of France Telecom, is used by PagesJaunes for the sole purpose of the proper performance of the tasks entrusted by France Telecom to PagesJaunes pursuant to an agreement regarding *l'Annuaire*, concluded between the companies on June 26, 2000 (see Section "Related Party Transactions – Relations with the France Telecom group – Agreement for the manufacturing and distribution of *l'Annuaire* and PagesJaunes 3611 in alphabetic search").

The Kompass trademark, which is the property of Kompass International, is subject to separate licensing agreements in favor of Kompass France for the French and Spanish markets and of Kompass Belgium for the Belgian and Luxembourg markets.

Pursuant to these concession agreements, the grantor of the concession, Kompass International, requires the use of its unique nomenclature, "the Kompass nomenclature," and allows in exchange the use of the international Kompass trademark. The agreements therefore provide that the concession holders

have an exclusive right to use Kompass trademarks in each of the relevant territories. Furthermore, the concession holders own the Kompass system jointly with Kompass International and the latter has undertaken to refrain from granting any concession thereto to any other person during the duration of the concession agreement.

For the French territory, Kompass International entered into a concession agreement with Kompass France on September 21, 1983. With respect to the Spanish territory, pursuant to an agreement dated October 21, 1998, Kompass France has assumed the concession that had been previously granted by Kompass International to Ibericom.

Furthermore, on April 26, 1984, Kompass International entered into a concession agreement with Kompass Belgium for Belgium. In addition, Kompass Belgium has assumed, the concession granted by Kompass International to Editus Luxembourg for Luxemburg pursuant to a trademark licensing agreement dated February 4, 2000.

For all these territories, the concession agreements have been concluded for an indefinite period, except for France where the concession is for 99 years.

Separate agreements have also been entered into regarding the provision of Internet services. Pursuant to these agreements, Kompass International has the exclusive right to use the Kompass online service in a centralized manner and with the collaboration of concession holders.

Furthermore, the Group has registered a large number of domain names, including in particular pagesjaunes.fr, pagesblanches.fr, pagespro.com, kompass.fr, quidonc.fr, mappy.com and QDQ.com. The Group has also registered, or is in the process of registering, several domain names for each of its sites in the countries in which it is doing business or may be doing business in the future.

Dependence with respect to supply contracts and industrial contracts

Purchase of paper

As part of a purchase centralization program and taking advantage of PagesJaunes' experience, France Telecom has concluded corporate sourcing agreements with a certain number of significant paper suppliers, including UPM Kymmene France, Holmen Paper AB, Kruger, Norske Skog Canada, Katahdin Paper Company and M Real France. The terms and conditions of these framework agreements benefit all the companies in which France Telecom holds more than 20% of the capital, and therefore in particular PagesJaunes and QDQ Media. Pursuant to these framework agreements, each company places its purchase orders directly with the suppliers and is solely responsible for the obligations arising therefrom. Paper supply contracts provide for firm commitments to purchase certain volumes. These agreements are in force until December 31, 2004, except for the contracts with Kruger and Katahdin Paper Company which are in force until December 31, 2005. These agreements are not renewable by tacit agreement. If PagesJaunes wishes to substantially change the terms of these contracts, the supplier is required to inform France Telecom, which, if France Telecom considers it necessary, will initiate negotiations for this purpose with the supplier and PagesJaunes. For a description of the risks relating to the contractual relationships with France Telecom, see Section "Risk Factors – Risks relating to the Group's relations with the France Telecom Group".

PagesJaunes does not consider itself dependent on any of these suppliers.

Printing

PagesJaunes has entered into four significant contracts with printers. In the order of importance by cost to the Company for the year 2003, these printers are Imprimerie Nationale (France), EINSA (Spain), RR Donnelley UK Directory (United Kingdom) and Elanders Tryckeri AB (Sweden). These contracts have all been concluded for the printing of 2003, 2004 and 2005 directories, except for the agreement with the Imprimerie Nationale, which covers only the 2003 and 2004 editions. The prices negotiated with the printers are fixed for the duration of these contracts, but the order volumes provided in the contracts are only projected. PagesJaunes remains the owner of the paper it supplies to the printer, and the printer assumes the risks of a depositary for the paper delivered to it by PagesJaunes.

Pursuant to the agreement between PagesJaunes and the printer EINSA, QDQ Media entered into an agreement with EINSA on September 26, 2003 for the printing of directories starting in September 2003. This agreement, which expires on December 31, 2005, also covers the 2004 and 2005 editions. This contract provides for fixed prices for the duration of the contract and only projected volumes.

PagesJaunes does not consider itself dependent on any of these printers.

Distribution

PagesJaunes has entered into four significant contracts for the distribution of *PagesJaunes* directory and *l'Annuaire*. In the order of importance, these contracts have been concluded with Adrexo, Spass Diffusion, Intra Muros Communications and Solys. All such contracts cover the distribution of PagesJaunes directories from January 1, 2004 to December 31, 2004 and provide for projected order volumes.

PagesJaunes does not consider itself dependent on any of these distributors.

Access to directory data

The Company has entered into a directory data access agreement with France Telecom for the purpose of publishing directories, as described in "Related Party Transactions – Relations with the France Telecom group – Agreement for making available directory data for publication of directories."

Furthermore, the Company has concluded agreements with various operators (T.Systems, Tiscali, Kaptech, Louis Dreyfus Communication, 9 Telecom Entreprises, MFS.Communication, Estel, UPC Phone Systems & Network and Afone) enabling it to access their subscriber databases. These agreements are generally concluded for a period of one year, renewable by tacit approval for one year periods.

Pursuant to these agreements, the overall cost to the Group of accessing the operators' databases amounted to €4.3 million in 2003.

Human Resources

The concept of the "Consolidated Group's total workforce" which is used in this section covers the entire workforce of the Consolidated Group except that of Editus Luxembourg, which is consolidated pursuant to the equity method.

Employees

As of December 31, 2003, the Consolidated Group's total workforce comprised 4,689 employees (including the sales force having the status of commercial travelers (*Voyageur-Représentant-Placier* or "VRP")), compared to 4,787 at December 31, 2002 and 4,606 as of December 31, 2001. The following table sets forth changes in the geographic distribution of employees within the Group since 2001:

	2003*		2002*		2001*	
France	3,827	82%	3,763	79%	3,697	80%
- *of which Ile-de-France*	1,811		1,827		1,901	
- *of which outside Ile-de-France*	2,016		1,936		1,796	
Spain	862	18%	1,024	21%	909	20%
Total Consolidated Group	4,689	100%	4,787	100%	4,606	100%

* Workforce as of December 31 of each year.

In addition, PagesJaunes Outre-Mer, PagesJaunes Liban and Kompass Belgium (non-consolidated subsidiaries) employed 16, 37 and 36 salaried employees, respectively, at December 31, 2003.

The Consolidated Group's total number of employees has changed little during the last three years, with 4,606 employees at December 31, 2001, 4,787 at December 31, 2002, and 4,689 at December 31, 2003. The decrease in the number of employees in 2003 is primarily due to QDQ Media.

At December 31, 2003, the average age of employees in the Consolidated Group was approximately 38 years, and the percentage of women employees was approximately 50%.

The Consolidated Group's total number of employees as of December 31, 2003, was divided as follows:


10%
7%
12%
71%
Sales and customer services
Production
Technical and Information Technology
Support

The Group is characterized by a significant proportion of salespersons compared with the overall workforce (approximately 2,150 field and telesales personnel). In France, at PagesJaunes and Kompass France, field salespersons (approximately 1,000 employees) have the status of VRP and are compensated essentially on the basis of commissions on sales and performance.

At December 31, 2003, 4,381 employees, representing approximately 93% of the Consolidated Group's employees, were private employees (including 56 under fixed-term contracts) and 308 persons, representing approximately 7% of employees, were civil servants of the French State seconded or made available to the Group by France Telecom (see "– Civil servants seconded or made available to the Group" below).

Only PagesJaunes is subject to the obligation of producing a social report (*bilan social*), which is presented every year for comment to the workers committee (*Comité d'entreprise*) and addressed to the French Labor Inspector (*Inspection du travail*). A summary of the social report (*bilan social*) is addressed to all PagesJaunes employees.

The turnover rate of PagesJaunes' workforce was 10.1% in 2003 compared to 13.3% in 2002 and 13.9% in 2001 (the turnover rate of the workforce is calculated by comparing the number of employees with indefinite contracts who left the Company during the period to the annual average of employees with indefinite contracts).

The majority of the Group's employees have a share of their compensation linked to individual performance. This variable share can represent up to 100% of annual compensation for the sales force, up to 15% of annual compensation for managers and up to 30% for managing executives.

In addition, the employees of PagesJaunes and its subsidiaries in France benefit from profit-sharing agreements put in place at the France Telecom Group level and incentive payment plans specific to certain companies (see "Management – Employee Profit Sharing – Incentive payments and profit sharing").

2003 Highlights

The year 2003 was marked by a continued effort to optimize the Company's resources and organization, as part of the goal to enhance the operational efficiency of the France Telecom Group.

Methods to determine the variable share of executive compensation have been modified to better align them with the Company's quantitative (in particular achievement of certain advertiser revenue targets and increase in the number of customers) and qualitative (in particular development of the media audience and computer system migration) targets.

At QDQ Media, a workforce reduction plan affecting 120 employees was implemented in the second half of 2003.

Labor relations

The Company is characterized by an important and longstanding presence of trade unions (five representative unions at the national level and an independent union).

Wage negotiations occur at the beginning of each year and can result in labor disruptions (in particular, work stoppages for a number of hours).

Civil servants seconded or made available to the Group

At December 31, 2003, 308 civil servants were seconded or made available to the Group under the Law of July 2, 1990, regarding the organization of the postal service and France Telecom, as amended, in particular by the Law of December 31, 2003.

Among these 308 civil servants, 105 are seconded and 203 are made available to PagesJaunes by France Telecom. The Law of July 2, 1990, as amended by the law of December 31, 2003, provides that the France Telecom civil servants may be, on their request, seconded or made available to fill positions at the companies of the group and their subsidiaries. The definition of a "subsidiary" as well as the process of reintegration into France Telecom, in particular in the event that a company ceases to be a subsidiary of France Telecom where secondment has occurred, remain to be regulated by decree of the *Conseil d'Etat*. This decree has not been published to date. A proposed decree provides that a "subsidiary" is any company where France Telecom, directly or indirectly, holds the majority of share capital, as well as any company in

which France Telecom holds, directly or indirectly, at least 40% of the voting rights for two consecutive fiscal years, provided no other shareholder of that company holds a percentage of voting rights at least equal to 40%.

Compensation of seconded civil servants is paid directly by the Company and compensation of civil servants made available to PagesJaunes is paid by France Telecom and then billed to the Company.

In the event the Company ceases to be a subsidiary of France Telecom, within the meaning of the decree, and if on this date the Company is not considered to be fulfilling a task in the public interest, the 308 civil servants seconded or made available to PagesJaunes would have the right to rejoin France Telecom on terms to be defined. There can be no assurance that such a massive reintegration would not have an adverse effect on the Group's business, financial condition, results of operations or objectives.

Investment Policy

Research and Development

The Group is characterized by a strong corporate culture of innovation, without requiring significant investments in research and development. The majority of research and development expenses are, therefore, not accounted for as investments but as expenditures. However, in order to face technological developments, the Group plans to increase its research and development investments in the coming years.

Main investments made during the last three years

Each year, the Consolidated Group dedicates 1 to 2% of its revenues to investment expenditures, primarily in the IT field (operations, network and office automation) and, to a lesser extent, to the development of on-site facilities required for operations.

With respect to the acquisition of investment interests or businesses, the Group did not make significant investments in 2001.

In January 2002, the Company acquired the sale of online access to databases business from Intelmatique (a subsidiary of the France Telecom Group) for an initial price of €3.964 million. As a result of a decision of the French Competition Council (see "– Description of the group's main businesses – Activities of PagesJaunes in France – Other activities – Sale of online access to databases" above), the Company fully depreciated this business in its statutory financial statements in 2003 (with a charge of €2.165 million). In May 2004, the Company paid the €4.1 million purchase price supplement pursuant to this acquisition, a sum that is provided for in the 2003 financial statements of the Group and the Company.

In April 2004, the Company acquired QDQ Media and Kompass Belgium from Wanadoo International for a transaction price of €106.719 million for QDQ Media and €1.799 million for Kompass Belgium.

In April 2004, PagesJaunes also acquired Wanadoo Maps from Wanadoo France for a transaction price of €10.048 million.

Regulation

In addition to regulations generally applicable to companies in the countries in which the Group operates, PagesJaunes is more specifically subject to legislation relating to the information society with respect to its directory business.

As PagesJaunes is primarily active in Europe and more particularly in France, the discussion below addresses European and French laws and regulations.

Regulation of the information society

The proposed law on confidence in the digital economy (*projet de loi pour la confiance dans l'économie numérique*) was subject to in-depth discussions between French institutions and service providers in 2003. This proposed law is intended to adapt French law to the requirements of the development of the digital economy and to strengthen confidence in the use of new technologies. The proposal, which in particular completes the transposition of the European Union's electronic commerce directive and was adopted on May 13, 2004, specifies the responsibilities of Internet service providers and hosts and notably addresses the organization of domain name management and encryption. Pursuant to requests made on May 18, 2004 by members of the French National Assembly and Senators, the Constitutional Council (*Conseil constitutionnel*),

in its decision No. 2004-496 DC dated June 10, 2004, has held that a provision relating to the statute of limitations applicable to online communications is unconstitutional and has issued an important qualification regarding the interpretation of the provisions governing the liability of website hosts. Unless the President of the French Republic decides to request a new Parliamentary debate, this law should be passed without the provision which has been held unconstitutional.

Freedom of online communications – Regulation of contents and responsibility of Internet actors

Freedom of communication is guaranteed by article 11 of the French Declaration of the Rights of Man and of the Citizen of 1789, the Law of July 29, 1881 on the freedom of the press and the Law of September 30, 1986 on the freedom of communication. The legal framework, thus defined, is based on the fundamental distinction between private correspondence, the confidentiality of which is protected, and public communication, the freedom of which is guaranteed. This set of rules reiterates the respect of important principles of French law such as the respect of privacy, protection of minors, prevention of illicit content, protection of individual rights and respect for human dignity.

The European Union directive of June 8, 2000 relating to certain legal aspects of the services of the information society, in particular electronic commerce, specifies the duties and liabilities of Internet actors. This directive was required to be transposed into French law prior to January 17, 2002. Only a partial transposition of this directive was completed in France through the Law of August 1, 2000, amending the Law of September 30, 1986, by adding a new chapter entitled "Provisions relating to online communication services other than private correspondence" (Articles 43-7 to 43-10).

This law requires online publishers to provide identification directly or indirectly. Thus, Article 43-10 requires individuals publishing an online communication service on a non-professional basis to disclose on their Internet site their name and address or, failing such disclosure, the name and address of the website host if they wish to preserve their anonymity. Legal entities and individuals publishing an Internet site on a professional basis must disclose on their Internet site their exact contact information (corporate name, registered office and name of the director or co-director of the publication), as well as the name and address of their website host.

Website hosts must, therefore, provide publishers with the technical means to allow them to fulfill their obligations of identification (Article 43-9).

With respect to the responsibility of the website host for the content of the services hosted, Article 43-8 specifies that hosts are not responsible, under either criminal or civil law, for the content of the services that they host unless a judicial authority decides they did not act promptly to prevent access to content.

Furthermore, as part of their identification obligation, website hosts are required to retain all the necessary information for the identification of the person who created or produced the content of the services they provide, in order to disclose them on the request of judicial authorities (Article 43-9).

With respect to the final text of the proposed law relating to the confidence in the digital economy, adopted on May 13, 2004, website hosts are not subject to a general duty to monitor the information they submit or store or to a general duty to research facts or circumstances revealing illicit activities. Nevertheless, courts may order targeted and temporary surveillance in individual cases.

Protection of personal data

The European Union base directive 95/46/CE of October 24, 1995 relating to the protection of individuals with regard to the processing of personal data and the free movement of such data, defines the legal framework necessary for the effective protection of individual rights and liberties. This base directive was supplemented by the European Union directive 97/66/CE of December 15, 1997 concerning the processing of personal data transmission and the protection of privacy in the telecommunications sector.

The objectives of this directive are as follows:

- to harmonize Europeans laws on personal data;
- to facilitate the transmission of personal data (provided that the country to which personal data is transferred offers an adequate level of protection); and
- to protect the right to privacy and individual liberties.

The French Law of January 6, 1978 relating to information technology, data and freedom (the so-called "IT and Freedom" law) is in the process of being modified and its scope of application is expected to widen. The major protections of the IT and Freedom law are expected to be reaffirmed, including the right for each

individual to be informed about their personal data, their right to access this data, their right to object to the retention of this data, to correct such data and to prohibit the processing of sensitive information. The distinction between processing of information undertaken by actors of the public sector subject to prior authorization of the CNIL and the processing of information undertaken by actors in the private sector, who are merely subject to an obligation of prior declaration to the CNIL, is expected to be eliminated or reduced in order to impose a general system of prior declaration. Consequently, it is expected that the *a posteriori* control powers of the CNIL will be reinforced. Specific modifications are also expected in order to allow exceptions to the rules regarding the preservation of personal data, taking into account storage systems requirements for networks and enhancements for increased performances and speed. As part of its activities, the Group is required to record and process statistical data, in particular counting the number of visits to its sites. Technical means for identifying, on an overall statistic basis, the interests of Internet users and their online behavior are also being developed in order to optimize services provided and to increase the revenue generated. For the same purpose and in order to offer personalized services, the Group is also required to collect and process personal data and market them to third parties.

The new European Union directive 2002/58/CE of July 12, 2002 relating to the processing of personal data and protection of privacy in the electronic communications sector, which was scheduled for transposition by Member States prior to October 31, 2003, extends its scope to electronic communications and makes some amendments to the current framework. The new provisions are as follows:

- the term "traffic data" is now defined to refer to all traffic data, regardless of the kind of technology used and therefore includes all data related to Internet communications;
- "cookies" are allowed only if clear and complete information is given to the subscriber or user, particularly with respect to the purpose of the "cookie" and if there is an option for rejecting these cookies. However, this provision does not cover "cookies" used exclusively for carrying out or facilitating the transmission of a communication, or those strictly necessary for providing a service expressly requested by the user. These provisions are being incorporated into the proposed law transposing the European Union base directive 95/46/CE (Article 32 of the consolidated version of the IT and Freedom Law);
- location data other than those relating to Internet traffic can be processed only after they are rendered anonymous, or after obtaining the consent of the subscribers or users, duly informed in advance, in order to provide a value-added service. Subscribers or users have the option of withdrawing their consent at any time and must have the ability to of temporarily prohibit, by a simple and free method, the processing of this data for each connection to the network or for each communication transmission. These provisions are being transposed by the proposed law regarding electronic communications and audiovisual communications services (Article 10, II, 5°), which was adopted on June 3, 2004 and has been referred to the Constitutional Council pursuant to a request made on June 8 and June 9, 2004 by Senators and members of the French National Assembly. As of the date of the present offering memorandum, the Constitutional Council has not rendered any decision;
- with respect to directories, subscribers have the option of deciding whether their data and, as applicable, which data may appear in a public directory. Their non-registration is free, as is any correction or deletion. Member States can require the consent of subscribers for any public directory, for purposes other than the basic search of contact details of a person by name. These provisions were adopted in the decree No. 2003-752 of August 1, 2003 relating to universal directories and universal information services and amending the French Postal and Telecommunications Code; and
- regarding unsolicited communications (or "spamming"), direct prospection by electronic mail is prohibited unless it is intended for subscribers who have given their prior consent. However, when a person has directly obtained the electronic contact details from customers, such person can use them for the purpose of direct prospection for similar products or services that he or she supplies, provided that customers can object to such prospection, both at the time of the collection of their contact details and at the time of each message. These provisions are being transposed by the proposed French law relating to confidence in the digital economy.

Directories

Ordinance No. 2001-670 of July 25, 2001, adapting the French Code of Intellectual Property and the French Postal and Telecommunications Code to European law has transposed several European Union directives into French law, including the directive relating to the protection of personal data in the telecommunications sector and the directive of February 26, 1998 relating to the application of an open network provision (ONP) to vocal telephony (98/10/EC). The transposition of this directive should allow an effective liberalization of the directories market and facilitate the creation of a universal directory. This directive requires that all telecommunications operators provide, under certain conditions, their subscriber lists to any directory publisher who requests it.

Decree No. 2005-792 of August 1, 2005 relating to universal directories and universal information services, and amending the French Postal and Telecommunications Code, provides that operators must provide the list of subscribers and users to any person who wishes to publish a universal directory, either in the form of a file or via access to a database that the operators are required to update.

This obligation applies to every entity holding subscriber numbers, on both fixed and mobile networks. It will, therefore, be possible to publish a universal directory, *i.e.*, a directory that includes all subscribers to telecommunications services. As a publisher of printed and online directories, the Group is interested in this regulatory modification which will enable it to acquire licenses for directory data from all telecommunications operators and to further enhance its content.

Regulations on databases

On March 11, 1996, European Union directive 96/9/EC concerning the legal protection of databases was adopted.

The major innovation introduced by this directive is the creation, in addition to copyright, of a *sui generis* right, intended to ensure the protection of an investment in obtaining, verifying or presenting the content of a database for the limited duration of the right, specifying that this investment can consist of the implementation of financial resources and/or the investment of time, effort and energy.

This directive was transposed into French law through the Law of July 1, 1998, which provides for a *sui generis* right that protects database producers, independent of the protections provided by copyright (Articles L. 112-3 and L. 122-5 of the French Code of Intellectual Property, as well as the entire Title IV of Book III of the French Code of Intellectual Property, in particular Articles L. 341-1 to L. 343-4 of the Code).

The benefit of this protection applies to the content of a database "when the constitution, verification or presentation of the content reflects a substantial financial, material or human investment." This protection is independent of and without prejudice to the protection of databases provided by copyright because Article L. 341-1 of the French Code of Intellectual Property provides that the producer of a database, considered to be the person who takes the initiative and the risk for the corresponding investment, benefits from the protection of the database's content when the constitution, verification or presentation of the content reflects a substantial financial, material or human investment. This protection is independent of and without prejudice to the protection provided by copyrights or any other law relating to database or one of its constitutive elements.

In accordance with this law, the database producer has the right to prohibit all substantial extraction of content of his or her database as well as any re-use. Thus, Article L. 342-1 of the French Code of Intellectual Property provides that the database producer has the right to prohibit:

- The extraction, by the permanent or temporary transfer of all or a substantial part, qualitatively or quantitatively, of the contents of a database to another platform, by any means or in any form whatsoever; and
- The reuse, by making available to the public all or a substantial part, qualitatively or quantitatively, of the contents of the database, in any form whatsoever.

The protection is granted even if the database is made available to the public, insofar as it involves the extraction of a substantial part of the database. This protection is granted even if the person who carries out the extraction legally accesses the database. Thus Article L. 342-2 of the French Code of Intellectual Property provides that: "The producer may also prohibit the repeated and systematic extraction or re-use of insubstantial parts, qualitatively or quantitatively, of the content of the database when such operations manifestly go beyond the conditions of normal use of the database." However, Article L. 342-3 of the French Code of Intellectual Property states that: "When a database is made available to the public by the rightholder, he may not prohibit ... the extraction or re-use of an insubstantial part, qualitatively or quantitatively, of the contents of the database, by the person having lawful access."

Secured electronic signature

Four and a half years after the adoption of the European Union directive of December 13, 1999 on the European Community framework for electronic signatures, which was meant to be transposed by Member States before July 19, 2001, the French legal framework on secured electronic signature is now completed. It comprised four consecutive laws: the Law of March 13, 2000, the decrees of March 30, 2001 and April 18, 2002 and an edict of May 31, 2002.

Law No. 2000-230 of March 13, 2000 relating to the modification of the law of evidence with respect to information technologies and electronic signatures goes beyond the mere legal recognition of the electronic signature and establishes the legal value of electronic writing, these two being closely related. It creates two types of electronic signature with different legal regimes: simple signature and secured signature. The latter benefits, *ipso jure,* from the same probative value as a manual signature because it is presumed reliable until proved to the contrary.

For electronic signatures that do not meet the conditions set forth in this decree, referred to as simple signatures, evidence of the technical reliability of the process used must be demonstrated through, for example, an expert opinion, even if their admissibility into evidence cannot be denied. It will be also be possible to provide for their legal recognition through standards of evidence for which their legal character is clearly acknowledged in Article 1316-2 of the French Civil Code.

Domain names

The Group has registered a large number of domain names, both in France and abroad (see "– Dependence of the Group with respect to certain factors – Dependence with respect to patents and licenses").

Domain names are terms attributed to digital addresses of servers connected to the Internet (Internet addresses) in order to allow a better identification of Internet sites and to facilitate their memorization. Consequently, domain names represent major marketing assets for companies with Internet activities.

Domain names are made of two distinct elements: a top level domain name ("TLD") and a second level domain name. Top level domain names can either be generic (generic top level domain names or "gTLDs") such as ".com" for commercial companies, ".net" for Internet service providers, ".org" for public interest organizations or ".edu" for educational institutions, or correspond to a determined geographic area (country code top level domain names or "ccTLDs") such as ".fr" for France, ".de" for Germany or ".es" for Spain. Second level domain names refer to the names chosen by each person or company in order to identify their Internet sites.

The registration of domain names in the domains ".com", ".net" and ".org" is undertaken by a certain number of companies accredited by Internet Corporation for Assigned Names and Numbers ("ICANN"), an international non-profit organization. Registers such as Verisign for ".com" and ".net" domain are responsible for the management of extensions. Only registration offices are accredited by ICANN to register domain names.

The registration of geographic domain names is supervised by a national authority designated in each State, which maintains a central register and approves private companies in their capacity as accredited registration offices. Nordnet, a subsidiary of Wanadoo S.A., is a registration office accredited by ICANN for the registration of domain names of ".com", ".net", ".org", ".biz" and ".info".

As a general rule, domain names are assigned on a "first-come, first-served" basis and most of the registration offices, whether for generic or geographic domain names, consider that the registrant assumes the sole responsibility to ensure that no pre-existing right will be infringed upon by the use of the domain name that he is registering.

Insofar as each national authority can, to a certain extent, define its own policy for assigning domain names, the requirements for registering geographic domain names can differ from the requirements that apply to generic domain names and can also vary from one country to another. In particular, registries can be more or less strict when verifying that the registration of a domain name does not infringe any pre-existing rights held by third parties, whether they be intellectual property or other rights.

In France, the *Association Française pour le Nommage Internet en Coopération* ("AFNIC") is responsible for the registration of domain names for the suffix ".fr". A certain number of Internet service providers, including several subsidiaries of the France Telecom Group, have been accredited by AFNIC to process requests for registering domain names in accordance with the recommendations issued by ICANN.

Although French courts have now held that the use of a term on an Internet site or as a domain name can infringe pre-existing rights on a trademark, the outcome of any dispute in this area remains uncertain. This uncertainty is primarily due to the fact that the scope of trademark protection can be limited, territorially or by the categories of products and services covered by the registration, while the use of a term on the Internet by a third party can cause a risk of confusion or allow acts of unfair competition well beyond these limits.

Law relating to the obligations of telecommunications public service and France Telecom

The Law No. 2003-1365 of December 31, 2003 governing the public service obligations for telecommunications and France Telecom provides at Article 9 for a request for tenders in order to designate the operator(s) who will be in charge of the universal public service, and particularly the universal directory service (see "– Description of the group's main businesses – Activities of PagesJaunes in France – Printed Directories" above).

The Company is currently managed by a Supervisory Board and a Management Board in accordance with the provisions of Book 2 of the French Commercial Code and Law No. 83-675 of July 26, 1983 with respect to the democratization of the public sector, which applies to the Company as long as the French State holds, directly or indirectly, more than half of the Company's share capital.

The general meeting of shareholders of May 27, 2004 appointed the Supervisory Board members, who, in turn, renewed the mandates of the Management Board members at the meeting of the Supervisory Board held on the same day as the general meeting of shareholders.

However, at the general meeting of shareholders of May 27, 2004 and in accordance with the legal provisions mentioned above, it was decided that the Company will be managed by a Board of Directors, on the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. The Board of Directors will consist of eight directors appointed by the general meeting of shareholders of May 27, 2004 and, as applicable, four directors representing employees in accordance with Law No. 83-675 of July 26, 1983. It was also decided that this change will become effective only on the earlier of the two following dates: (i) the 16th day following the public announcement of the results of the election that will be organized in order to appoint the four directors representing employees who are required to be members of this Board of Directors in accordance with the Law of July 26, 1983 mentioned above and its implementing decree No. 83-1160 of December 26, 1983, to the extent that this Law is still applicable to the Company; or (ii) the 15th day following the date on which Law No. 83-675 of July 26, 1983 is no longer applicable to the Company. The public announcement of the results of such elections will occur no later than October 31, 2004. On the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the general meeting of shareholders of May 27, 2004 has already appointed eight directors, who will be Board members and who are presented in "– Composition and functioning of future management bodies (Board of Directors)" below. These eight directors, as well as any Board members representing employees, will assume office only on the date mentioned above for the implementation of the change to governance by a Board of Directors.

Accordingly, this Section presents both the composition and functioning of the Supervisory Board, the Management Board and the committees of the Company as they exist at the date of this offering memorandum, and the composition and functioning of the Board of Directors of the Company as it will exist following the Company's listing on the stock market and the implementation of the change to governance by a Board of Directors.

Composition and functioning of the existing management and supervisory bodies (Management Board/ Supervisory Board)

Composition and functioning of the Management Board

The Company is currently managed by a Management Board consisting of individuals appointed by the Supervisory Board (including the Chairman of the Management Board) for a term equal in length to the mandate of the Supervisory Board members who appointed them (*i.e.*, a period of five years in accordance with the Law of July 26, 1983 mentioned above).

The Supervisory Board determines the number of Management Board members, which may not be less than two or more than five as prescribed in the by-laws and in accordance with the law. The Management Board currently consists of five members.

No member of the Supervisory Board may be a member of the Management Board, and if a member of the Supervisory Board is appointed to the Management Board, his mandate on the Supervisory Board terminates when he assumes office.

Other than upon the expiration of the mandate, the functions of a Management Board member terminate as a result of such member's death, personal bankruptcy, resignation or removal. Moreover, a Management Board member may resign from his position but only at the end of a fiscal year and on the condition that he informs the Supervisory Board at least three months in advance by certified mail with acknowledgment of receipt (this period of three months can be reduced by mutual agreement of the Supervisory Board members, acting with a simple majority, and the resigning member of the Management Board).

Members of the Management Board may be removed by the general meeting of shareholders or by the Supervisory Board, and if such dismissal is made without due cause, it may give rise to damages.

On the date of this document, the members of the Management Board are:

Name	Date of Appointment	Position	Other Business Activities and Primary Functions Exercised in All Companies
Michel Datchary	May 27, 2004 (Initially named Chairman of the Management Board on June 4, 1996)	Chairman of the Management Board	– Chairman and Director of QDQ Media – Director of Kompass France – Director of Wanando Data – Director of Wanadoo France
Alain Coulmeau	May 27, 2004	Member of the Management Board	– Commercial Director of PagesJaunes – Chairman and Director of PagesJaunes Outre-Mer
Jean-Marie Guille	May 27, 2004	Member of the Management Board	– Director of the Online Directories business unit – Director of Wanadoo Data – Director of Wanadoo Maps – Director of PagesJaunes Outre-Mer
Claude Marchand	May 27, 2004	Member of the Management Board	– Deputy Managing Director in charge of the Printed Directories business unit
Jean-Claude Peltier	May 27, 2004	Member of the Management Board	– Deputy Managing Director in charge of Financial and Legal Affairs and Investments of PagesJaunes – Director of QDQ Media – Director of Kompass France – Director of Kompass Belgium – Director of Eurodirectory S.A.

Meetings of the Management Board are called by the Chairman or by half of its members and are held either at the Company's registered office or in any other location specified by the person who calls such meeting. The Management Board met four times in 2001, four times in 2002 and four times in 2003.

Subject to applicable laws and regulations, the members of the Management Board can participate in Management Board meetings through any means of telecommunication; members thus participating are deemed present for the purposes of calculating a majority (this provision regarding participation by means of telecommunication is subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A.). Decisions are made by a majority vote of the members present.

The Management Board has the broadest powers to act in all circumstances on behalf of the Company and to implement and authorize all actions and transactions in connection with its corporate purpose. Whatever is not expressly reserved by legal or regulatory provisions for the general meeting of shareholders or the Supervisory Board falls within the competence of the Management Board. The sale of land and fixtures, the total or partial sale of investments, the granting of collateral, as well as sureties, endorsements, undertakings or guarantees must, however, receive the authorization of the Supervisory Board under conditions prescribed by law and regulations.

In addition, the Management Board cannot, without the prior approval of the Supervisory Board, carry out any of the following transactions:

- acquire, exchange or sell any business; or
- contribute corporate assets, in whole or in part, to an existing entity or an entity to be created.

When a transaction requires the authorization of the Supervisory Board and the latter refuses such transaction, the Management Board may submit the disagreement of opinion to the general meeting of shareholders, which decides whether to pursue the proposal.

The Management Board members may, with the authorization of the Supervisory Board, distribute management responsibilities among themselves. However, this distribution may, under no circumstances, have the effect of removing from the Management Board its role as the body collectively responsible for the management of the Company.

The Chairman of the Management Board represents the Company in its relationships with third parties. The Supervisory Board can also delegate such authority to one or more members of the Management Board,

who then hold the title of "Managing Director" (*Directeur général*). As of this date, the Supervisory Board has not designated this title to any member of the Management Board. The Chairman of the Management Board and the Managing Directors are, furthermore, authorized to substitute their powers partially in favor of special representatives (*mandataires spéciaux*) selected by them.

The compensation of each member of the Management Board is determined by the Supervisory Board upon their nomination.

Michel Datchary has been Chairman of the Management Board of PagesJaunes since 1996. Michel Datchary started his career with the Havas Group in 1977 before joining the ODA group. He held, in particular, the positions of Product Manager in 1979, Deputy Director of Marketing in 1981, Managing Director of a subsidiary in 1985, and Deputy Managing Director and member of the Management Board of ODA in 1992. Since 2000, he has been Director of the directory division of Wanadoo. Michel Datchary received a diploma from the *Institut de Promotion Commerciale* from the Chamber of Commerce of Pau (1977).

Alain Coulmeau has been a member of the Management Board of PagesJaunes since September 24, 2002. Mr. Coulmeau started his career at the Havas group in 1966 prior to joining PagesJaunes in 1970 as a sales representative. He then held several positions within PagesJaunes such as Sales Manager in 1973, Commercial Manager of PagesJaunes' key accounts subsidiary, Satellite, in 1979, Director of the Electronic Directory Group, Director of Sales in 1986 and Director of Sales and Telesales in 1997. Since 2000, he has been Commercial Director of PagesJaunes and since 2003, Chairman of the Board of Directors of PagesJaunes Outre-Mer. Born in 1946, Mr. Coulmeau holds a *Brevet d'études du premier cycle* (BEPC).

Jean-Marie Guille has been a member of the Management Board of PagesJaunes since September 24, 2002. He started his career in the Groupe Bayard Presse where he held the position of head of promotions for the *La Croix* daily newspaper from 1977 to 1983. He joined PagesJaunes in 1983 as Product Manager for PagesJaunes within the marketing division. Mr. Guille then held the position of Managing Director of the subsidiary Programme Marketing Annuaires S.A., before being named as Director of Marketing of PagesJaunes in 1994. He is currently Director of the Online Directories business unit. Born in 1954, Mr. Guille is a graduate of ESC Toulouse.

Claude Marchand has been a member of the Management Board of PagesJaunes since March 27, 1997. He joined PagesJaunes in March 1997 as Deputy Managing Director in charge of Technical Matters and Quality. He previously held various positions in the communication and media industries: public television (ORTF engineer, then Regional Director of FR3 from 1970 to 1990); president of cable television companies (CGV in Toulouse and France Télécom Câble in Lille) from 1990 to 1994; and then Deputy Director of the *Var Matin* newspaper and Operations Director of the La Provence press group (Groupe Lagardère) from 1994 to 1997. Mr. Marchand is currently Director of Printed Directories business unit. Born in 1948, he is a graduate of the *Ecole Polytechnique* and of the *Ecole Nationale Supérieure des Télécommunications.*

Jean-Claude Peltier has been a member of the Management Board of PagesJaunes since January 14, 1988. Within PagesJaunes, he has held the positions of Finance Director starting in 1984 and then of Deputy Managing Director in charge of Financial Affairs since 1989. Mr. Peltier is currently Deputy Managing Director in charge of Financial and Legal Affairs and Investments. Born in 1947, he holds a Master's degree in economics, is a graduate of the *Institut d'Aministration des Entreprises de Paris Dauphine* and holds a *Diplôme d'Etudes Comptables Supérieures.*

Composition and functioning of the Supervisory Board

In accordance with the by-laws of the Company, the Supervisory Board exercises permanent control over the Company's management by the Management Board. The Supervisory Board currently consists of nine members (although, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the Supervisory Board will be comprised of between nine and eighteen members), representing shareholders and employees of the Company in accordance with applicable laws and regulations and, in particular, on the date of this document, with Law No. 83-675 of July 26, 1983 relating to the democratization of the public sector.

In accordance with the Law of July 26, 1983 mentioned above, employee representatives who are members of the Supervisory Board are elected from among employees with more than two years of seniority in the Company or in one of its subsidiaries. They are elected by employees who fulfill the conditions required to be an elector of the Workers' Council of the Company or one of its subsidiaries on the date of elections. The role of employee representative on the Supervisory Board is, furthermore, incompatible with any other position representing the interests of employees within the Company or its subsidiaries (in particular, the position of union delegate, member of the Workers' Council, employee delegate, member of the Committee on hygiene, security and working conditions), as well as a position of

full-time union official. Employee representatives on the Supervisory Board are not paid (except for reimbursement of expenses in connection with the exercise of their duties). These members of the Supervisory Board represent employees and are elected in accordance with the Law of July 26, 1983 and may be dismissed only for gross fault by the presiding judge of the French High Court (*Tribunal de Grande Instance*), with the competence to impose temporary orders at the request of the majority of the Supervisory Board. Article 13 of the Law of July 26, 1983 nevertheless provides that the general meeting of shareholders may dismiss employee representative members of the Supervisory Board in case of significant opposition, which obstructs the management of the Company, provided that the whole Board is re-elected.

With the exception of employee representatives, each member of the Supervisory Board must own at least one share during his entire term of office. This share is held in registered form (*au nominatif*).

The term of office of Supervisory Board members is five years. Their mandate becomes effective on the date of the first meeting of the newly-established or re-elected Board and terminates on the same day after a period of five years. In any event, the Supervisory Board remains in office until the first meeting of the newly-established or re-elected Board.

The Supervisory Board appoints from among its members the Chairman and Vice-Chairman, who exercise their duties throughout their mandate as members of the Supervisory Board. The Chairman and Vice-Chairman must be individuals. The Vice-Chairman is responsible to chair Board meetings in the absence of the Chairman. In the absence of the Chairman and Vice-Chairman, the Board designates for each meeting one of the members present to chair the meeting. The Board may also name a secretary, who may be chosen from among non-Board members or even from among non-shareholders. The Chairman, Vice-Chairman and secretary may be re-elected without limitations.

On the date of this document, the members of the Supervisory Board are:

Name	Start Date	Position	Other Business Activities and Primary Functions Exercised in All Companies
Michel Combes	May 27, 2004	Chairman; Member of the Supervisory Board	– Senior Vice President of Group Finance of France Telecom – Chairman of the Board of Directors of Globecast North America – Chairman of the Board of Directors of Newsforce International Holdings BV – Permanent representative of Cogecom on the Board of Directors of Wanadoo – Director of Mobistar
Rémy Sautter	May 27, 2004	Vice-Chairman; Member of the Supervisory Board	– Chairman and Chief Executive Officer of Bayard d'Antin – Chairman of the Supervisory Board of Ediradio/RTL – Chairman of Sicav Multimedia et Technologies – Director of Wanadoo – Director of Insert – Director of M6 – Director of M6 Publicité – Director of Partner Re (USA) – Director of Duke Street Capital (UK) – Director of Taylor Nelson Sofres (UK)
Olivier Barberot	May 27, 2004	Member of the Supervisory Board	– Senior Executive Vice President of Development and Optimization of Human Competencies of France Telecom – Senior Executive Vice President of Management Networks and Internal Communication at France Telecom

Name	Start Date	Position	Other Business Activities and Primary Functions Exercised in All Companies
Elie Cohen	May 27, 2004	Member of the Supervisory Board	– Chairman and Director of the Scientific Committee of Vigeo – Member of the Supervisory Board of Groupe Steria (SSII) – Director of Orange
François de Carbonnel	May 27, 2004	Member of the Supervisory Board	– Managing Director in the Corporate and Investment Bank of Citigroup
Frank E. Dangeard	May 27, 2004	Member of the Supervisory Board	– Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom – Member of the Supervisory Board of Equant – Director of Orange – Director of Wanadoo
Alexandre Ghamraoui	May 27, 2004	Member of the Supervisory Board*	– *Master Sales Representative* in the Department of PagesJaunes
Marc Rebière	May 27, 2004	Member of the Supervisory Board*	– Director of Telesales in the Commercial Department of PagesJaunes
Pascal Vergnes	May 27, 2004	Member of the Supervisory Board*	– *Master-Plus Sales Representative* in the Commercial Department of PagesJaunes
Marcel Roulet	April 10, 2002	Board observer *(censeur)*	– Honorary Chairman and Director of France Telecom – Director of Thomson – Permanent representative of Thomson S.A. on the Board of Directors of Thales – Director of CCF – Chairman of the Supervisory Board of GIMAR Finances SCA – Member of the Supervisory Board of Eurazeo – Business consultant

* Member representing employees in accordance with Law No. 83-675 of July 26, 1983.

Michel Combes was appointed Senior Vice President of Group Finance in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in technical assistance. Born in 1962, Mr. Combes is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications*.

Olivier Barberot has been a member of the Supervisory Board of PagesJaunes since February 9, 2004. He was appointed Senior Executive Vice President of Development and Optimization of Human Competencies and head of Management Networks and Internal Communication at France Telecom in March 2003 (in connection with the Ambition FT 2005 plan). After several engineering positions held until 1985, Mr. Barberot was the General Secretary of the Futuroscope in Poitiers from 1985 to 1991, then the General Secretary of the CGI until 1993. From 1993 to 1997, he was the Secretary General of the *Université Léonard de Vinci*. He has been a member of Thomson's executive committee for Human Resources since 1997. Born in 1954, Mr. Barberot is a graduate of the *Ecole des Mines* of Paris.

François de Carbonnel was appointed Managing Director of Citigroup in its Corporate and Investment Bank division at the end of 1999. After spending ten years at Boston Consulting Group (Boston,

Paris, Chicago) from 1971 to 1981, he was Chairman of Strategic Planning Associates (Washington, DC), now Mercer Management Consulting, from 1981 to 1990. After Mercer was acquired by Marsh McLennan, Mr. de Carbonnel joined General Electric (USA) as President of GE Capital-Europe and Vice President of General Electric. In 1993, he was appointed Vice President of Booz-Allen and Hamilton in Paris, then in 1994, Chief Executive Officer of Midial S.A., a position he held until 1998. He was also Chairman of the Supervisory Board of GE Capital-SNC between 1996 and 1998. Born in 1946, Mr. de Carbonnel graduated from the *Ecole Centrale de Lyon*, the *Faculté de Sciences Economiques* and Business School of Carnegie-Mellon University.

Elie Cohen has pursued dual careers as both a researcher and university professor. A student researcher at the *Ecole des Mines* and then head of research at the *Centre de Sociologie de l'Innovation de l'Ecole des Mines*, he subsequently joined the CNRS as Research Director of the *Groupe d'Analyse des Politiques Publiques de Paris I* and then as Research Director at the National Centre for Scientific Research (FNSP). As associate professor, then professor, Mr. Cohen has taught at the *Institut d'Etudes Politiques de Paris, Ecole Normale Supérieure Ulm, Ecole Nationale d'Administration* and the Harvard engineering school. Author of a number of articles in scientific journals, Mr. Cohen has published several books in business economics and public policy in France and abroad. As an economist, Mr. Cohen has participated in numerous parliamentary and executive commissions. He was a member of France Telecom's Board of Directors from 1991 to 1995 and member of Orange's Board of Directors since 2003. He is a member of the *Conseil Scientifique de l'Institut du Développement Durable et des Relations Internationales*. Born in 1950, Mr. Cohen is a graduate of the *Institut d'Etudes Politiques de Paris*, and has PhDs in Management and Political Science.

Frank E. Dangeard was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom in January 2003. Appointed Chairman of the Board of Directors of Thomson (formerly known as Thomson Multimedia) in October 2002, he joined this company in April 1997 as Deputy Managing Director and was named Vice-Chairman of the Board of Directors in July 2001. He is also a Director of Orange S.A., Thomson (formerly known as Thomson Multimedia) and Wanadoo S.A., and a member of the Supervisory Board of Equant N.V. From September 1989 to April 1997, Mr. Dangeard was Managing Director of SBC Warburg and, from 1995, Chairman of the Management Board of the investment bank SBC Warburg France. From September 1986 to June 1989, he was an attorney with the firm of Sullivan & Cromwell LLP in New York and London. He is a member of the New York Bar. Born in 1958, Mr. Dangeard is a graduate of HEC, the *Institut d'Etudes Politiques de Paris* and Harvard Law School.

Rémy Sautter began his career with the Caisse des Dépôts et Consignations (1971-1981) before being appointed Technical Advisor for Financial and Budgetary Affairs in the Ministry of Defence (1981-1983). He then became Vice President of Finance at Agence Havas from 1983 to 1985 and Vice-Chairman and Chief Executive Officer of RTL until 1996. Mr. Sautter was President of CLT-UFA until 2000, before becoming Chairman and Chief Executive Officer of RTL until 2002. Since December 2002, he has been Chairman of the Supervisory Board of RTL. Born in 1945, Mr. Sautter has a law degree and graduated from the *Institut d'Etudes Politiques de Paris* and the *Ecole Nationale d'Administration*.

Alexandre Ghamraoui has been a *Master Sales Representative* in the Commercial Department of PagesJaunes since 1999. Having worked from 1982 to 1992 in the commercial departments of various sectors (garage and industrial equipment and mass marketing), he joined PagesJaunes as a sales representative. Mr. Ghamraoui then pursued his career within the Commercial Department. Born in 1960, Mr. Ghamraoui has a baccalaureate specialized in automobile technology.

Marc Rebière was appointed Director of Telesales in the Commercial Department of PagesJaunes in 2002. From 1977 to 1980, he was in charge of monitoring investments for property development transactions and relationship management within the real estate agency of the Drouot group. He joined PagesJaunes in June 1980 and has had various roles in the Commercial Department before becoming Director of Telesales. Born in 1954, Marc Rebière graduated from the *Institut de la Construction et de l'Habitation*.

Pascal Vergnes has been *Master-Plus Sales Representative* since 2002 in the Marketing Department of PagesJaunes. Having begun his career in 1982 as a debt collector, Mr. Vergnes directed his career into the marketing industry first in Road Safety then in an insurance company prior to becoming a sales representative in the Commercial Department of PagesJaunes in 1987. Born in 1963, Pascal Vergnes has a *Brevet de Technicien de Transports*.

Marcel Roulet is the Honorary Chairman of France Telecom S.A., and served as Chairman from 1991 to 1995. Mr. Roulet was Chief Executive Officer of Thomson S.A. from February 1996 to March 1997, and of Thomson CSF (now Thales) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999, and serves as a business consultant. Mr. Roulet is also a director of Thomson S.A., Thales (as the permanent representative of Thomson S.A.), director of CCF and is Chairman of

the Supervisory Board of Gimar Finances. He is a member of the Supervisory Board of Eurazeo. Born in 1933, Mr. Roulet is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications.*

The Supervisory Board considers two of its members to be independent. The independent members are François de Carbonnel and Rémy Sautter, who were appointed by the general meeting of shareholders of May 27, 2004. A member is considered independent when he does not have a relationship of any nature with the Company that may have a significant influence on his freedom of judgment.

The Supervisory Board meets when called by the Chairman and whenever it considers it appropriate. Meetings are held at the Company's registered office or any other location specified in the meeting notice. Meetings are held at least four times during the year to examine the quarterly reports which the Management Board must submit.

However, at least one third of the members of the Supervisory Board may, on the basis of a set agenda, convene the Board if it has not met for more than two months. Notice to convene the meeting is made by any means, and in case of emergency, it may even be convened orally.

Subject to legal and regulatory provisions, the meetings of the Supervisory Board may occur via videoconference or any other means of telecommunication, and those members who participate in the meeting via videoconference or other means of telecommunication are deemed present for the purpose of calculating the quorum and majority.

Decisions are taken by a majority of members present or represented, who participate in the meeting. In the event of a tie, the Chairman casts the deciding vote.

The Board reviews all issues in the agenda set by the Chairman or the Board. The Board met five times in 2001, four times in 2002 and four times in 2003, with an average attendance rate of 64.5% in 2003.

The Supervisory Board exercises permanent control over the management of the Management Board. Accordingly, at any time of the year, it may perform audits and reviews as it judges appropriate and request documents that it determines useful for carrying out its duties. No decision regarding important strategic, economic, financial or technological directions of the Company may be approved without the Supervisory Board's prior deliberation. Furthermore, at least quarterly, it receives a report from the Management Board on the management of the Company, and, following the year-end, the Supervisory Board verifies and inspects the financial statements prepared by the Management Board.

The Supervisory Board presents to the annual general meeting of shareholders a report with its observations on the report prepared by the Management Board, as well as on the financial statements of a given fiscal year.

The Supervisory Board may also grant to one or more of its members special mandates for one or more pre-determined purposes, and may establish committees of the Supervisory Board the composition and powers of which are determined by the Supervisory Board and that conduct their activities under the Board's responsibility. Any of these grants may not have the purpose of delegating authority attributed to the Supervisory Board itself by law or the by-laws or of reducing or limiting the powers of the Management Board.

Other than the exceptional compensation that may be allocated for specific assignments or mandates, the members of the Supervisory Board may receive directors' fees, which are set by the general meeting of shareholders until amended by a new decision. The Board may freely allocate these directors' fees among its members. Employee representatives on the Supervisory Board are not paid (except for the reimbursement of expenses in connection with the exercise of their duties). No directors' fees were paid for the years 2001, 2002 and 2003 to members of the Supervisory Board.

Board observer

The ordinary general meeting of shareholders can appoint one or more Board observers as proposed by the Supervisory Board. The Supervisory Board currently has one Board observer, Marcel Roulet, appointed by the general meeting of shareholders of April 10, 2002.

The Board observers, who may be shareholders of the Company, are chosen on the basis of their character or experience. Their role is to give opinions and advice and make suggestions to the governing bodies of the Company possessing an independent authority and namely to assist the Supervisory Board in

determining the Company's strategy. Subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the Board observers may be members of committees in the Company.

The Board observers may be invited to the meetings of the Supervisory Board and, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., to the meetings of the Management Board, and can participate in discussions in an advisory capacity. Their absence from meetings does not, however, affect the validity of the deliberations. To exercise their function, Board observers have access to the same information as the members of the Supervisory Board and, subject to the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., as the members of the Management Board.

Board observers have a term of three years. The term ends at the conclusion of the ordinary general meeting of shareholders held to approve the financial statements of the past financial year and held in the year in which the mandate of the Board observer ends. Board observers may be re-elected without limitation. They may be removed at any time by a decision of the ordinary general meeting of shareholders. Marcel Roulet was named by the general meeting of shareholders held April 10, 2002 for a period of three years. His term expires at the conclusion of the general meeting of shareholders in 2005 to approve the financial statements for the year ended 2004.

In case of a Board observer's death, resignation or suspension of duties for any reason, the Supervisory Board may proceed at any time to appoint a successor, such temporary appointment being subject to ratification by the next general meeting of shareholders.

Board observers may receive compensation set by the ordinary general meeting of shareholders. The compensation proposed for Marcel Roulet is described in "Executive Compensation – Aggregate compensation and in-kind benefits" below.

Internal guidelines

Internal guidelines of the Supervisory Board, consistent with the framework developed by the Bouton Report, were approved by the Supervisory Board meeting held on May 27, 2004. The internal guidelines are available on the PagesJaunes website (bienvenue.pagesjaunes.fr). The main provisions of the internal guidelines are described in "– Internal guidelines of the Supervisory Board" below.

Code of Ethics

The Supervisory Board adopted a Code of Ethics on May 27, 2004 (available on the PagesJaunes website at http://bienvenue.pagesjaunes.fr). The Code describes the values of the Group and its operating principles with respect to its clients, shareholders, employees, suppliers and competitors, as well as with respect to the environment and the countries in which the Group operates.

The Code also describes certain principles of personal conduct to which each employee, director and executive of the Group must adhere and which emphasize honest and ethical conduct by such individuals and precise, comprehensive and timely communication of public information.

The Code of Ethics states the applicable principles and rules regarding ethical conduct *vis-à-vis* the stock market and the necessity of strict compliance with such rules. The Code establishes certain preventative measures, particularly with respect to periods in which trading in Company shares is prohibited for "permanent insiders", which includes members of the Supervisory Board, Management Board and other executives.

The Code of Ethics applies to each member of the Supervisory Board and the Management Board, as well as to executive and employee of the Group.

Committees established by the Supervisory Board

The Supervisory Board may decide to establish committees and determine their composition and powers. These committees conduct their activities under the Board's responsibility, subject to the condition that such delegation does not have the purpose of delegating authority attributed to the Supervisory Board by law or by-laws, or reducing or limiting the powers of the Chairman of the Supervisory Board.

In its meeting of May 27, 2004, the Supervisory Board established two committees within the Company: an Audit Committee and a Compensation and Nominations Committee.

Composition of the Audit Committee

The Audit Committee consists of at least two members appointed by the Supervisory Board based on the proposal of its Chairman. Pursuant to the terms of the internal charter of the Audit Committee, the Audit Committee itself appoints its Chairman.

At the date of this document, the composition of the Audit Committee is as follows:

- Remy Sautter, Chairman;
- Frank E. Dangeard; and
- Michel Combes.

Powers of the Audit Committee

The role of the Audit Committee is to perform the following functions on behalf of the Supervisory Board:

- examine the statutory and consolidated annual and half-year financial statements, as well as management reports, statements of activity and results;
- ensure compliance with accounting rules adopted for the preparation of the individual and consolidated financial statements;
- verify that disclosure controls and procedures are properly applied;
- ensure the quality and relevance of information provided to shareholders;
- review the procedure for selecting the Company's statutory auditors, and provide a recommendation regarding the choice of statutory auditors and their terms of compensation;
- study on an annual basis the respective work plans of the statutory auditors and the internal auditors and examine the internal audit report for the previous year and the list of audit-related missions for the current year; and
- examine on an annual basis the report of the Management Board on the Group's exposure to risks, particularly financial and litigation risks, and material off-balance sheet commitments.

These functions performed on behalf of the Supervisory Board are not limitations on the powers of the Supervisory Board and the Management Board, and such boards may not exonerate themselves of their duties by invoking the roles or advice of the committees.

The Audit Committee meets as often as it deems necessary and addresses all questions within the scope of its powers. The Audit Committee may request all documents and information necessary to fulfill its duties and ensure the realization of all internal and external audits. The Audit Committee may meet with the statutory auditors without management present when examining the draft annual and half-year financial statements. All accounting and audit irregularities are brought to the attention of the Audit Committee.

Compensation and Nominations Committee

Composition of the Compensation and Nominations Committee

This Committee consists of at least three members appointed by the Supervisory Board based on the proposal of the Chairman. The Committee itself appoints its Chairman.

At the date of this document, the composition of the Compensation and Nominations Committee is as follows:

- François de Carbonnel, Chairman;
- Olivier Barberot;
- Elie Cohen; and
- Marcel Roulet.

Mandate of the Compensation and Nominations Committee

The duties of the Compensation and Nominations Committee include submitting recommendations to the Supervisory Board relating to the nomination of the Supervisory Board members, the Chairman of the Supervisory Board, Members of the Management Board, the Chairman of the Management Board, any

managing directors and members of the Supervisory Board's committees. The Chairman of the Supervisory Board informs the Compensation and Nominations of all nominations of the other officers of the Group. In addition, the Compensation and Nominations Committee proposes to the Supervisory Board the amount of directors' fees to be submitted to the general meeting of shareholders for approval, and the method for dividing such compensation among the members of the Supervisory Board.

The Compensation and Nominations Committee also submits proposals to the Supervisory Board relating to compensation levels for members of the Management Board and, at the request of the Chairman of the Supervisory Board, may be consulted for advice on the methods used for setting the compensation of the officers of the Company.

Composition and functioning of the committees

The internal regulations are established by the Supervisory Board based on the following principles:

- committees are convened by their respective Chairman with a minimum notice of five days and without delay in case of emergency;
- committee meetings may occur in any location, including via videoconferencing or conference call (except for very confidential subjects, as determined as such by the "*saisine*" of their respective Chairman); and
- committees may invite external or internal experts to examine particular issues, with the fees for external experts being charged to the Company.

The committees are collective bodies that have an advisory role. They do not possess any powers of their own, their role being to clarify issues to the Board or its Chairman.

Members of the committees who are members of the Supervisory Board cannot receive any permanent compensation for taking part in the committees' activities. However, they may receive an exceptional payment for a special temporary assignment and may also receive a greater share of the directors' fees than other members of the Supervisory Board.

Committee members who are not members of the Supervisory Board may receive compensation set by the Supervisory Board at the expense of the Company.

Composition and functioning of future management bodies (Board of Directors)

A Board of Directors will take office and replace the Supervisory Board and the Management Board of the Company at the earlier of the two following dates: on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., (i) on the 16th day following the public announcement of the election results of the directors representing the employees who will act in accordance with the conditions of the Law No. 83-675 of July 26, 1983 mentioned above and its implementing decree; or (ii) on the 15th day following the date on which Law No. 83-675 of July 26, 1983 is no longer applicable to the Company.

Composition and functioning of the Board of Directors

The general meeting of shareholders held on May 27, 2004 appointed eight directors on the same condition and as of the same date as described above with respect to the taking of office of the Board of Directors of the Company. Four additional directors will be employee representatives in accordance with the law of 1983 mentioned above if such law is applicable to the Company on that date. Except for the directors elected by employees, each director will be required to own at least one share of the Company. In accordance with the by-laws adopted by the general meeting of shareholders of May 27, 2004 (which become effective under the same condition and on the same date as mentioned above regarding the taking of office of the Board of Directors of the Company) and with applicable laws, each director will be appointed for a term of five years. Directors may be re-elected without limitation.

Their mandate becomes effective upon the date of the first meeting of the established or re-elected Board, and it will end on the same day after a period of five years. In accordance with the decree applying the law of 1983 mentioned above, the Board remains in office until the first meeting of the newly-established or re-elected Board.

The Board of Directors will elect a Chairman from among its members. The Chairman will be elected for his entire term of office as Director and may be re-elected.

The Board of Directors will meet when convened by any means, which may be done orally in case of emergency, by its Chairman and whenever it deems it appropriate. The meetings are held at the Company's registered office or any other location specified in the meeting notice.

If the Board of Directors has not met for more than two months, at least one third of the members of the Board of Directors can request that the Chairman convene the Board at any time on the basis of a set agenda. The Chief Executive Officer may also request at any time that the Chairman convene the Board of Directors on the basis of a set agenda.

The deliberations of the Board of Directors will be valid only if at least half of its members are present.

Decisions will be taken on the basis of the majority of the members present or represented. In the case of a tie, the Chairman casts the deciding vote.

Subject to legal and regulatory provisions, the meetings of the Board of Directors may occur via videoconference or any other means of telecommunication, and those members who participate in the meeting by videoconference or other means of telecommunication will be deemed present for the purposes of calculating the quorum and majority.

The Board of Directors will determine the strategies of the Company and supervise their implementation. Subject to the powers expressly attributed to the meetings of shareholders and within the limits of the corporate purpose, the Board of Directors will address all issues affecting the proper functioning of the Company and will resolve the Company's affairs through its deliberations.

The Board of Directors will undertake the controls and verifications that it deems appropriate.

Each director will receive all information required to carry out his mandate and may request to be given all documents that he deems relevant.

Board observer(s)

The by-laws that will become effective subject to the conditions mentioned above also provide for the ordinary general meeting of shareholders to appoint one or more Board observer(s) chosen from among or outside the shareholders on the basis of their character or experience.

The role of Board observers is to provide advice, suggestions and opinions to the bodies of the Company possessing an independent authority and to assist the Board of Directors in determining the Company's strategy. Board observers may be members of the committees of the Company.

Board observers will have access to the same information as the Directors. The Board observers may be invited to meetings of the Board of Directors. Their absence from meetings does not, however, affect the validity of the deliberations. Their role is solely advisory and does not confer the right to vote.

The term of the Board observers' mandate is three years. The term ends at the conclusion of the ordinary general meeting of shareholders held in the year in which the mandate of the Board observers ends to approve the financial statements of the past year. Board observers may be re-elected without limitation. They may be removed at any time by a decision of the ordinary general meeting of shareholders. The general meeting of shareholders of May 27, 2004 has already named Marcel Roulet as Board observer to the Board of Directors, and he will assume office when the Board of Directors will itself assume office subject to the conditions mentioned above.

In case of a Board observer's death, resignation or suspension of duties for any other reason, the Board of Directors may proceed at any time to appoint a successor, such temporary appointment being subject to ratification by the next general meeting of shareholders.

Board observers may receive compensation set by the ordinary general meeting of shareholders. The compensation proposed for Marcel Roulet is described in "– Executive Compensation – Aggregate compensation and in-kind benefits" below.

The general meeting of shareholders held on May 27, 2004 appointed the following members to the Board of Directors:

Name	Nomination Date*	Position	Other Business Activities and Principal Functions Exercised in All Companies
Olivier Barberot	May 27, 2004	Director	– Senior Executive Vice President of Development and Optimization of Human Competencies of France Telecom – Senior Executive Vice President of Management Networks and Internal Communication at France Telecom
François de Carbonnel	May 27, 2004	Director	– Managing Director in the Corporate and Investment Bank of Citigroup
Elie Cohen	May 27, 2004	Director	– Chairman and Director of the Scientific Committee of Vigeo – Member of the Supervisory Board of Groupe Steria (SSII) – Director of Orange
Michel Combes	May 27, 2004	Director	– Senior Vice President of Group Finance of France Telecom – Chairman of the Board of Directors of Globecast North America – Chairman of the Board of Directors of Newsforce International BV – Permanent representative of Cogecom on the Board of Directors of Wanadoo – Director of Mobistar
Frank E. Dangeard	May 27, 2004	Director	– Senior Executive Vice President of Financial Rebalancing and Value Creation at France Telecom – Member of the Supervisory Board of Equant – Director of Orange – Director of Wanadoo
Patricia Langrand	May 27, 2004	Director	– Senior Vice President of Content Aggregation of France Telecom
Stéphane Pallez	May 27, 2004	Director	– Senior Vice President in Financial Rebalancing and Value Creation of France Telecom
Rémy Sautter	May 27, 2004	Director	– Chairman and Chief Executive Officer of Bayard d'Antin – Chairman of the Supervisory Board of Ediradio/RTL – Chairman of Sicav Multimedia et Technologies – Director of Wanadoo – Director of Insert – Director of M6 – Director of M6 Publicité – Director of Partner Re (USA) – Director of Duke Street Capital (UK) – Director of Taylor Nelson Sofres (UK)

Name	Nomination Date*	Position	Other Business Activities and Principal Functions Exercised in All Companies
Marcel Roulet	May 27, 2004	Board observer	– Honorary Chairman and Director of France Telecom – Director of Thomson – Permanent representative of Thomson S.A. within the Board of Directors of Thales – Director of CCF – Chairman of the Supervisory Board of GIMAR Finances SCA – Member of the Supervisory Board of Eurazeo – Business consultant

* Directors, other than directors elected by employees, and the Board observer have been appointed by the general meeting of shareholders held on May 27, 2004. These directors, as well as the directors who will be employee representatives, will assume office only at the earlier of the following two dates: (i) on the 16th day following public announcement of the election results of these representatives which should occur no later than October 31, 2004, or (ii) on the 15th day after the day when Law No. 83-675 of July 26, 1983 is no longer applicable to the Company.

In addition, four directors will be elected in accordance with the conditions of the Law of July 26, 1983 and its implementing decree no later than October 31, 2004 if such law is applicable to PagesJaunes on that date.

The Supervisory Board considers that two of the eight directors appointed by the general meeting of shareholders of May 27, 2004 may be qualified as independent directors. These directors are François de Carbonnel and Rémy Sautter. A member is only considered independent when he does not have a relationship of any nature with the Company that may have a significant influence on his freedom of judgment.

The biographies of Olivier Barberot, François de Carbonnel, Elie Cohen, Michel Combes, Frank E. Dangeard, Rémy Sautter and Marcel Roulet are presented above under "— Composition and functioning of the existing management and supervisory bodies – Composition and functioning of the Supervisory Board".

Patricia Langrand was appointed Senior Vice President of Content Aggregation at France Telecom in March 2004. Ms. Langrand began her career with France Telecom in 1988, holding various strategic, marketing and finance positions. In 1995, she was appointed Director of Audiovisual, Network and Multimedia Affairs at the French Ministry of Economy, Finance and Industry. At the end of 1999, Ms. Langrand joined the Canal+ Group as Director of New Technologies. Ms. Langrand returned to France Telecom in November 2002 to become Head of the Office of the Chairman, Thierry Breton. Born in 1963, Ms. Langrand is a graduate of the *Ecole Polytechnique* and the *Ecole Nationale Supérieure des Télécommunications.*

Stéphane Pallez was appointed Senior Vice President, assisting Franck E. Dangeard for Financial Rebalancing and Value Creation, in April 2004. From 1988 to 1990, she was Deputy Director, representing France, at the World Bank. From 1991 to 1993, she was technical advisor at the Cabinet of the Minister of Economy, Finance and Industry, first under Pierre Bérégovoy and then Michel Sapin. Ms. Pallez's career then took her to the Treasury Department, where she was Deputy Director in charge of Insurance Regulation (from 1995 to 1998); Assistant Director in charge of French State Interests (from 1998 to 2000); and finally, Deputy Director of European and International Affairs (from 2000 to 2004). Born in 1959, Ms. Pallez is a graduate of the *Institut d'Etudes Politiques de Paris* and the *Ecole Nationale d'Administration.*

Internal guidelines

The adoption of internal guidelines by the Board of Directors, in accordance with the recommendations of the Bouton Report and on terms similar to the Supervisory Board Internal guidelines, was recommended by the general meeting of shareholders of May 27, 2004. The main provisions of the internal guidelines will, when applicable, be available on the Company's website (bienvenue.pagesjaunes.fr).

Code of Ethics

The general meeting of shareholders of May 27, 2004 also recommended that the Board of Directors adopt a Code of Ethics similar to the one adopted by the Supervisory Board.

Committees established by the Board of Directors

The general meeting of shareholders of May 27, 2004 recommended to the future Board of Directors to establish committees similar to those of the Supervisory Board, as well as a Strategy Committee whose primary purpose would be to examine the Company's broad economic, corporate and technological strategies.

Chairman of the Board of Directors and general management

The Chairman of the Board of Directors will be an individual appointed from among the members of the Board of Directors. Furthermore, the Board of Directors will have the choice to separate or combine the mandates of Chairman of the Board of Directors and the Chief Executive Officer. If separate mandates are chosen, the Chief Executive Officer will be appointed by the Board of Directors.

Subject to the powers attributed expressly by law to the meetings of shareholders and to the Board of Directors and within the limits of the corporate purpose, the Chief Executive Officer is invested with the most extensive powers to act in all circumstances on behalf of the Company.

Deputy General Managers

Upon proposal by the Chief Executive Officer, the Board of Directors can name one or more individuals to assist the Chairman as Deputy General Managers. The maximum number of such positions will be five. In agreement with the Chief Executive Officer, the Board of Directors will determine the extent and duration of powers entrusted to the Deputy General Managers.

The Board of Directors will confirm or renew the existing executive management when the transition to a management governed by a Board of Directors occurs.

Executive Compensation

Aggregate compensation and in-kind benefits

In accordance with the provisions of Article L. 225-102-1 of the French Commercial Code, the aggregate amount of compensation and in-kind benefits received by Management Board members of PagesJaunes during the year ended December 31, 2003 is summarized in the table below:

Name of Management Board members	Total gross compensation *(in euros)*	Of which were in-kind benefits *(in euros)*
Michel Datchary		
2003	282,577	3,900
2002	282,509	1,816
Jean-Claude Peltier		
2003	170,723	2,091
2002	177,005	1,601
Claude Marchand		
2003	162,263	3,023
2002	155,888	1,177
Alain Coulmeau		
2003	151,788	2,562
2002	151,441	1,832
Jean-Marie Guille		
2003	136,463	2,027
2002	127,589	1,465

The compensation indicated in the above table includes amounts received by the Management Board members as part of their employment contract with the Company as well as their compensation as Management Board members. The Supervisory Board of May 27, 2004 decided to maintain the annual remuneration of Management Board members, which amounts to €2,287 for each member of the Management Board, which is increased to €4,573 for the Chairman of the Management Board.

No directors' fees were paid for the years 2001, 2002 and 2003 to the members of the Supervisory Board. The general meeting of shareholders of May 27, 2004 set directors' fees to be distributed among the members of the Supervisory Board at a total amount of €45,000 for fiscal year 2004. The general meeting of

shareholders has also set this amount at €45,000 for the members of the Board of Directors for the same fiscal year, these figures becoming effective subject to the conditions mentioned above regarding the taking of office of the Board of Directors.

The mandates of employee representatives on the Supervisory Board or the Board of Directors are unpaid (except for the reimbursement of expenses in connection with the exercise of their duties).

With respect to Marcel Roulet, the Board observer of the Supervisory Board, the general meeting of shareholders of April 10, 2002 set his compensation at €5,000 for the fiscal year in progress (2002) and the following fiscal years (2003 and 2004). Marcel Roulet has already been named by the general meeting of shareholders of May 27, 2004 as Board observer to the Board of Directors for a term of three years and will take office when the Board of Directors starts its term under the conditions described above. The general meeting of shareholders of May 27, 2004 set his compensation as Board observer of the Board of Directors at €10,000 for the year 2004, noting that this compensation will be increased to €15,000 if he participates in the Committees of the Board of Directors.

Share subscription or purchase options granted to and exercised by each Management Board Member

		Wanadoo Plan July 2000	**Wanadoo Plan April 2001**	**Wanadoo Plan June 2002**	**Wanadoo Plan November 2003**
Exercise price in euros		19	6	5.4	6.48
Start date of exercise period		July 2005	April 2004	June 2005	November 2006
End date of exercise period and of the plan		July 2010	April 2011	June 2012	November 2013
Michel Datchary	Number of options granted Number of options exercised	18,000 N/A*	100,000 0	60,000 N/A*	60,000 N/A*
Jean-Claude Peltier	Number of options granted Number of options exercised	12,000 N/A*	44,000 0	30,000 N/A*	18,000 N/A*
Alain Coulmeau	Number of options granted Number of options exercised	12,000 N/A*	40,000 0	30,000 N/A*	18,000 N/A*
Claude Marchand	Number of options granted Number of options exercised	12,000 N/A*	40,000 0	30,000 N/A*	18,000 N/A*
Jean-Marie Guille	Number of options granted Number of options exercised	12,000 N/A*	40,000 0	30,000 N/A*	18,000 N/A*

* N/A = Not applicable because the exercise period has not yet begun.

The above table shows the four existing share subscription option plans of Wanadoo, from which the management of the Company benefits and which were adopted in accordance with Articles L.225-177 of the French Commercial Code (former Articles 208-1 *et seq.* of the Law of July 24, 1966) by Wanadoo's extraordinary general meeting of shareholders on June 22, 2000.

The July 2000 plan was approved by Wanadoo's Board of Directors on July 18, 2000, that of April 2001 on April 2, 2001, that of June 2002 on June 4, 2002 and that of November 2003 on November 26, 2003.

These decisions were taken by Wanadoo's Board of Directors in accordance with the resolutions approved by the mixed general meeting of shareholders of June 22 and 28, 2000 in its 32nd resolution.

The options granted in July 2000 contain a performance clause for all members of the Management Board. Thus, only 50% of the options granted will allow in all situations the subscription of Wanadoo shares. One-sixth of the remaining 50% will allow the subscription of Wanadoo shares if the value of the Wanadoo share reflects at least 80% of the positive increase of Eurostoxx Telecoms (stock market index which includes European shares of companies in the telecommunication sector), two-sixths of the remaining 50% if the value of the Wanadoo share reflects at least 100% of the positive increase of Eurostoxx Telecoms and the remaining 50% if the value of the Wanadoo share reflects at least 120% of the positive increase of Eurostoxx Telecoms.

Only the options granted in April 2001 to Michel Datchary include a performance clause. Therefore, only 20% of all the options granted to Michel Datchary will allow in all situations the subscription of Wanadoo shares. The next 15% of all the options granted to Michel Datchary will provide a right to subscribe to Wanadoo shares if their increase is greater than that of the Eurostoxx Telecoms shares. The next 15% of all the options granted to Michel Datchary will give a right to subscribe to Wanadoo shares if the development of the latter is better than the five following shares: Telekom Online, Lycos Europe, Tiscali,

SEAT Pagine Gialle and Eniro. Finally, the next 50% of all the options granted to Michel Datchary will give a right to subscribe to Wanadoo shares if the pro forma EBITDA of Wanadoo based on a constant scope of consolidation is positive in the fourth quarter of 2002.

Furthermore, no plan for subscription or purchase giving access to PagesJaunes shares has been authorized or set by the general meeting of shareholders of the Company.

On June 28, 2004, Wanadoo's Board of Directors decided to suspend the exercise of options under its various stock option plans during the period beginning on the fifth business day (inclusive) of France Telecom's public withdrawal offer in France (which is currently expected to open on July 12, 2004) and ending on the date of the merger of Wanadoo with France Telecom. Any options that have not been exercised prior to this period will, subject to the approval of France Telecom's shareholders, be exchanged for options for France Telecom shares at a ratio of 18 Wanadoo shares for 7 France Telecom shares, increased, as the case may be, by the amount of any additional consideration that may be due in the context of France Telecom's Exchange Offer for Wanadoo.

Regulated agreements (Conventions réglementées)

Two agreements subject to prior authorization from the Supervisory Board in accordance with Article L. 225-86 of the French Commercial Code have been concluded and authorized during the year ended December 31, 2003. In both cases, the common executives were Michel Datchary and Jean-Claude Peltier.

The first agreement was authorized by the Supervisory Board at its meeting of February 12, 2003. This agreement was concluded between the Company and QDQ Media regarding services in design, implementation and online placement of Pages Blanches, carried out by the Company for the benefit of QDQ Media.

The second agreement was authorized by the Supervisory Board in its meeting of December 16, 2003. It is a funding agreement which replaces the agreement signed on October 20, 2000, through which the Company provides Kompass France a cash advance, the maximum amount for which is set at €5,500,000. By virtue of this agreement, the amounts borrowed by Kompass France have an interest rate of Eonia + 0.15 points and the amounts available to the latter bear an interest rate of Eonia + 0.05 points.

Employee Incentive Payment

Incentive payments and profit sharing

Profit sharing

The profit-sharing agreement entered into by France Telecom on November 19, 1997 with four union organizations (CFDT, CFTC, CGC and FO) covers the companies of the France Telecom Group in which France Telecom holds more than 50%, including the Company. The special profit-sharing reserve of the France Telecom Group is the sum of special profit-sharing reserves calculated for each relevant subsidiary using a special formula (an exemption amendment was signed on June 29, 2001).

The special reserve is distributed to beneficiaries, with 20% of the amount based on working time and 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in the France Telecom Group's savings plan and are not available for five years.

The table below shows the key profit-sharing figures over the past three years:

(in million euros)	**Total profit distributed by the France Telecom Group**	**Contribution of PagesJaunes**	**Profit distributed to the PagesJaunes employees**
2001	122	21.2	2.7
2002	100	24.4	2.4
2003	115	26.8	2.8

Incentive payments

PagesJaunes has entered into six incentive payment plans since 1989.

Since 1999, the calculation of the total incentive amounts is based on operating income for the year.

This sum is comprised of two amounts:

- the first is expressed in terms of a percentage of operating income; and
- the second is calculated at a rate that varies in accordance with revenue growth (variation of revenues for the year "n" compared to that of the prior year "n-1") and is applied to operating income.

The last incentive payment plan in force (covering the years 2001-2002-2003) uses the same calculation criteria, with one modification, however, on the percentages applied per tranche of operating income in order to take into account the change in operating income of the Company after its merger with the National Directory Service of France Telecom.

A new incentive payment plan covering the years 2004-2005-2006 is expected to be negotiated prior to June 30, 2004.

The following table sets forth the incentive amounts over the past five years:

(in thousands of euros)	1999	2000	2001	2002	2003
Incentive payments by PagesJaunes	1,706	6,557	5,702	6,099	6,677

Company Savings Plan

The company savings plan of the France Telecom Group is available to employees (civil servants and private sector employees) of the Company who have more than three months seniority for as long as France Telecom holds more than 50% of the Company. The plan is comprised of several mutual funds, of which certain funds only include shares of France Telecom and Equant.

Share subscription or purchase options granted to and exercised by the top ten employees, who are not members of the Management Board of the Company

Share subscription options for Wanadoo shares granted in 2003 to the top ten employees of the PagesJaunes group (not members of the Management Board) and exercised by them	Total number of options granted or exercised	Price in euros	Date first exercise possible	Expiration dates of the plan	Plan
Options granted in 2003					
Abikhalil Thomas	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Carrigue Pierre	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Chaperon André	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Ménager Jean-Loup	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Paoli Dominique	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Shwartz Valérie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Macabeo Bertrand	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Gagneux Sylvie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Merouze Dominique	Retired	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Papaud Valérie	18,000	6.48	November 2006	November 2013	Wanadoo Nov. 2003
Options exercised in 2003:	N/A	6.48	November 2006	November 2013	Wanadoo Nov. 2003

Internal Control Procedures

Report of the Chairman of the Supervisory Board regarding the conditions of preparing and organizing the work of the Supervisory Board and on the internal control procedures of PagesJaunes

"In accordance with the provisions of Article L.225-68 of the French Commercial Code, the Chairman of your Supervisory Board informs you in this report, of the terms and conditions for preparing and organizing the work of the Board as well as the internal control procedures implemented by your Company.

Preparation and organization of the Supervisory Board's work

The Supervisory Board makes statements on all decisions related to important strategic, economic, social, financial and technological development of the Company and controls their implementation by the Management Board.

On a quarterly basis, it receives a report prepared by the Management Board on the management of the Company's businesses.

The documents enabling the Board members to make decisions with full knowledge of agenda items are set by the Chairman prior to the Board meeting.

The corporate governance policy of PagesJaunes provides that the Management Board must obtain Supervisory Board authorization to commit to any investment or divestment when it involves a transaction of external growth or a sale (see Article 18 of the by-laws).

The Supervisory Board consists of nine members, of which six are representatives of the France Telecom Group and three are members elected from among PagesJaunes personnel in accordance with the provisions of Law No. 83-675 of July 26, 1983 with respect to the democratization of the public sector.

In addition, there is one Board observer, Marcel Roulet, who is a Director of France Telecom, but holds no position within PagesJaunes.

A Workers' Council representative and the statutory auditor also attend the Board meetings.

The Supervisory Board met four times in 2000, five times in 2001, four times in 2002 and four times in 2003.

The average duration of a Supervisory Board meeting is approximately one and a half hours.

On average, six out of nine Board members comprising your Board participated in each meeting during the year 2003.

Mandate of the Board observer

The general meeting of shareholders of April 10, 2002 amended the Company's by-laws in order to enable the appointment of one or more Board observers at the recommendation of the Supervisory Board.

The purpose of the Board observer is to give any opinion or advice or make any suggestions to the managing bodies of the Company and to help the Board in determining the Company's strategies.

During the same general meeting of shareholders, Marcel Roulet was appointed to his role as Board observer.

As contemplated in the Company's by-laws, he was invited to each Supervisory Board meeting by its Chairman and participated regularly.

Limitation of the Management Board's powers

Subject to Article 18 of the by-laws which specifies the limitations to the Management Board's powers and except for the powers that the law expressly assigns to the meetings of shareholders or to the Supervisory Board and within the limits of the corporate purpose and delegations of authority effective within PagesJaunes, the Management Board is invested with the broadest powers in order to act in all circumstances on behalf of the Company.

The Chairman of the Management Board of PagesJaunes has proceeded with several delegations of power and given signing authority for each member of PagesJaunes' Executive Committee. The members of the Executive Committee in turn issue further delegations within their respective scope of authority.

Internal control procedures implemented within PagesJaunes

With respect to the organization of its internal controls and risk management, PagesJaunes has established a certain number of internal processes, as described below, and also depends on the resources and skills of the France Telecom Group in this area, guided by the COSO standard (Committee of Sponsoring Organizations of the Treadway Commission).

Internal control is a process implemented by management and the personnel of the Company that is intended to provide reasonable assurance concerning the realization of objectives divided into the following categories:

- the realization and optimization of operations;
- accuracy of financial information; and
- the compliance with applicable laws and regulations.

Applying to all activities of PagesJaunes, this process seeks to obtain reasonable verification – not certainty – that risks will be managed and that the defined goals will be met.

Internal audit

The internal auditors of the France Telecom Group, on which PagesJaunes depends, use the standards of the Institute Of Internal Auditors and are subject to its Code of Professional Ethics.

The internal audit assignments produce follow-up recommendations, in particular action plans which are developed and implemented by the subsidiaries of the Group.

The control procedures related to the development and treatment of accounting and financial information

Internal control of accounting and financial information

Internal control of accounting and financial information is organized around the following elements:

- the accounting and management organization of PagesJaunes;
- the unified accounting and management reporting;
- the common accounting standard and methods within the Wanadoo Group;
- the planning of year-end work at the Wanadoo Group level;
- the convergence of information systems; and
- the continuous improvement program of internal financial control procedures.

Accounting and management function

Under the authority of the Deputy Managing Director in charge of financial and legal affairs, the Financial Director, the Management Control Department and the Accounting Department assume the essential missions to render the financial data of PagesJaunes consistent.

Thus,

- They ensure the preparation of PagesJaunes' statutory financial statements within the period required by the financial markets and legal obligations;
- They lead the budgetary and forecasting processes and produce monthly management reporting at the earliest possible date, ensuring the consistency in data;
- They produce the documentation required for communication of financial results and the synthesis of the management reporting for the Executive Committee of PagesJaunes;
- They conceive and implement accounting and management methods, procedures and standards of PagesJaunes; and
- They identify and carry out the changes required to PagesJaunes' accounting and management information systems.

Unified accounting and management reporting

PagesJaunes uses the management cycle of the Group, which consists of four main components:

- a business plan of not less than three years;
- budgetary procedure;
- monthly reporting; and
- reviews of business.

Each year, PagesJaunes establishes a business plan with at least a three-year horizon. This plan is developed on the basis of strategic choices of PagesJaunes with consideration to market developments, business segments and the competitive environment.

Budgetary procedure

The budgetary procedure involves PagesJaunes and its subsidiaries. The main stages in the budget procedure are as follows:

- in November, updating of the budget for the current year (end of the year forecast) and creation by each entity of a budget for the first and second six-month periods for the following year;
- in May, updating the initial forecast for the first six-month period in progress (end of six-month period forecast), which is compared to the initial forecast. A budget update of the second six-month period is also prepared on the same date.

The budget and re-forecasts are then made on a monthly basis to serve as reference to the reporting. The forecasts and re-forecasts help to anticipate the analysis of treatment of a certain number of account closing transactions.

Monthly reporting

Monthly reporting is a major part of the control and financial information system. It constitutes the preferred mechanism for follow-up, audit and steering by the management of PagesJaunes. It consists of several documents prepared by the Management and Accounting departments and is communicated to the Executive Committee of PagesJaunes.

The monthly reporting consists of quantitative data, commentary on their progression, as well as indicators measuring performance.

Besides the internal mechanism Holos, the Management and Accounting Departments of PagesJaunes use the same software as the France Telecom Group to produce the reporting of the past periods and the budget (CARAT).

Business reviews

Business reviews are a key element of the steering and audit systems of the Wanadoo Group and PagesJaunes. Their main objective is to ensure consistency between the actions taken and the priorities and ambitions of the Group and PagesJaunes, as well as to enable a follow-up of the progress of the TOP program objectives.

Business reviews are held every quarter and presented to the Chairman and Chief Executive Officer, as well as to the Financial and Legal Director of Wanadoo by the management of PagesJaunes.

Statutory Auditor

Within the framework of its legal assignments, the Statutory Auditor intervenes to carry out appropriate procedures; at the end of the first six-month period, in the form of a limited examination with respect to PagesJaunes; and for the annual closing, through a review of pre-closing followed by an audit of financial statements on December 31. The Statutory Auditor thus provides an external evaluation, which complements the internal evaluation process. The follow-up of the implementation of recommendations is ensured by the Finance Department.

Continuous improvement program for internal financial audits

In 2003, PagesJaunes has taken part in the launch, at the France Telecom Group level, of a program to reinforce the effectiveness of internal controls in producing financial and accounting data. This program will enable the France Telecom Group to satisfy in a timely fashion (end of 2005) the provisions of Article 404 of the Sarbanes-Oxley Act, to which France Telecom is subject due to its listing on the New York Stock Exchange (Article 404 provides, in particular, that the Chief Executive Officer certifies as to the effectiveness of internal controls and that the Statutory Auditor reports on this certification).

This program provides the opportunity to proceed in a systematic and consistent manner to a documented examination of all the internal financial control procedures and to provide each responsible person with the means of leading continuous improvement of the effectiveness of such procedures. For all

processes that contribute in a significant manner to the financial data of the Group, it involves verification of the quality and effectiveness of internal control mechanisms in accordance with a homogeneous methodology within the Group.

The undertaking of a program of such a magnitude is ensured, at the France Telecom Group level, by a Steering Committee, chaired by the Executive Directors in charge of the Group Finance and the General Secretary and by a Project Team which defines, leads and coordinates the work and ensures the positive development of the project. Wanadoo, like each Division and like other listed subsidiaries of the France Telecom Group, has established a comparable steering committee.

This program is implemented in close collaboration with the Statutory Auditor."

Observations of the Statutory Auditors on the section of the President's Report regarding internal controls

"Dear Shareholders,

As statutory auditors of PagesJaunes and in accordance with the last *alinéa* of Article L.225-235 of the French Commercial Code, we provide you our report on the report prepared by the Chairman of your company in conformity with Article L.225-68 of the French Commercial Code with respect to the fiscal year ended December 31, 2003.

Under the direction of the Supervisory Board, it is the role of the Management Board to define and implement adequate and efficient internal control procedures. In his report, the Chairman must describe in particular the conditions of preparation and organization of the work of the Supervisory Board and the internal control procedures established within the company.

Our role is to communicate to you our observations on the information provided in the Chairman's report on internal control procedures relating to the establishment and treatment of accounting and financial information.

We have performed our work in accordance with professional standards applicable in France. These procedures require that we perform due diligence to assess the accuracy of the information included in the Chairman's report relating to the establishment and treatment of accounting and financial information. These due diligence procedures consisted of acquiring:

- knowledge of the objectives and general organization of internal control, as well as the procedures for internal control relating to the establishment and treatment of accounting and financial information, as described in the Chairman's report; and
- knowledge of the underlying documentation of the information in the report.

On the basis of our work, we have no observations to make on the description of internal control procedures of the company relating to the establishment and treatment of accounting and financial information contained in the report of the Chairman of the Supervisory Board, prepared in accordance with Article L.225-68 of the French Commercial Code.

Neuilly, March 31, 2004
Statutory Auditors
Deloitte Touche Tohmatsu
Eric Gins"

Internal Guidelines of the Supervisory Board

At its meeting on May 27, 2004, the Supervisory Board adopted internal guidelines within the framework of the French Bouton Report. The internal guidelines are available on the Company's website (http://bienvenue.pagesjaunes.fr). The main principals of the internal guidelines are as follows:

Preparation and organization of the work of the Supervisory Board

Strategic policies

The Supervisory Board gives its opinion on all decisions relating to general strategic, economic, social, financial or technological policies and supervises the implementation of these policies by the Management Board.

Medium-term development of the Group's activities are defined each year in a strategic plan, which is prepared and presented by the Management Board and approved by the Supervisory Board. This plan consists in particular of a forecast of the changes of the principal operational and financial indicators of the Group. The Management Board presents a draft annual budget within the context of this strategic plan.

The Management Board is responsible for implementing the strategic plan.

The Management Board must obtain the authorization of the Supervisory Board to commit the Company to investments or divestitures involving amounts in excess of €10 million per transaction, when such transactions are acquisitions or disposals.

The Management Board must also obtain the authorization of the Supervisory Board for any investment in connection with a transaction of external growth or any commitment in excess of € 10 million that is not within the Company's budget forecast and outside the ordinary course of business.

The Chairman or any other member of the Management Board informs the Supervisory Board of any problems and, more generally, any events that could affect the implementation of a strategic policy.

Information for Supervisory Board members

In addition to the agenda for each meeting of the Supervisory Board, each member of the Supervisory Board is provided with documents that allow him or her to adopt positions with full knowledge of the facts regarding the items on the agenda.

At each Supervisory Board meeting, the Chairman reports to the members the principal facts and significant events concerning the Group which have occurred since the date of the previous board meeting.

Supervisory Board members may visit any Group facility, or place of business in order to obtain any information required to perform their duties. To do so, such member must submit a written request to the Chairman of the Management Board via the secretary of the Supervisory Board explaining the purpose of such a visit.

Inspection by the Supervisory Board

The Chairman of the Supervisory Board or the Chairman of the Audit Committee may request any inspection or verification from Supervisory Board. In any case, the Supervisory Board deliberates such issues within the shortest possible time.

When the Supervisory Board decides that it should do so, it specifically defines the purpose and methods of such an inspection in a resolution, and either conducts such an inspection itself or entrusts it to one of its committees, one of its members, or a third party.

When the Supervisory Board decides that such inspection or verification will be performed by one of its members or by a third party, the assignment is defined within the conditions set forth below.

The Chairman of the Supervisory Board determines the conditions for the performance of the inspection or verification. In particular, measures will be taken to ensure that the performance of such an operation causes the least possible disruption to the Group's business.

Interviews with Group employees are organized when necessary.

The Chairman of the Supervisory Board ensures that useful information for the audit or verification is provided to the person performing such inspection or verification.

The person performing such an inspection or verification is not authorized to interfere with the management of the business.

On completion of the audit or verification, the findings are reported to the Supervisory Board. The Supervisory Board determines the follow-up action to be taken.

Possibility of giving an assignment to a Supervisory Board member

When the Supervisory Board decides that it should entrust one or more of its members, or a third party, with an assignment, it will formulate the principal characteristics of such an assignment.

When the persons responsible for performing the assignment are members of the Supervisory Board, they do not take part in the vote.

On the basis of such a resolution and at the Chairman's initiative, a draft assignment letter is drawn up that:

- defines the precise purpose;
- sets the form of the assignment report;
- determines the duration of the assignment;
- determines, where appropriate, the compensation due to the persons performing the assignment as well as the terms of such compensation; and
- provides, when appropriate, for a maximum amount of reimbursement for travel and expenses incurred in connection with carrying out the assignment.

The Chairman of the Supervisory Board submits the draft assignment letter, where appropriate, for opinion, to the interested board committees and delivers the signed assignment letter to the chairmen of these committees.

The report is delivered by the Chairman of the Supervisory Board to the members of the Supervisory Board.

The Supervisory Board deliberates the follow-up measures to be adopted in respect of the report.

Committees of the Supervisory Board

In order to carry out its work, the Supervisory Board has created an Audit Committee and a Compensation and Nomination Committee.

The terms of the operation and fields of competence of each committee are set forth in the charters of these committees, as approved by the Supervisory Board.

Meetings of the Supervisory Board

Each year, on the Chairman's recommendation, the Supervisory Board sets a calendar of board meetings for the following year.

This calendar sets the dates of regular board meetings (1st and 3rd quarter revenues; results for the 1st half year and the annual financial statements; meeting prior to the annual meeting of shareholders, etc.) and, on a provisional basis subject to review, the dates to be set aside by the members for possible additional Supervisory Board meetings.

The Chairman sets the agenda for each Supervisory Board meeting and communicates the agenda to the board members in a timely manner and through all appropriate means.

The documents that allow the Supervisory Board members to make a fully informed decision on the items included on the agenda set by the Chairman of the Supervisory Board are transmitted by the Chairman to the members of the Supervisory Board at least 48 hours before the board meeting, except in emergency situations or where there is a need to preserve absolute confidentiality.

In any case, during any meeting, the Supervisory Board may, in emergencies and at the proposal of the Chairman, deliberate issues not included on the agenda.

The Supervisory Board reports once a year on its functioning.

Attendance at Supervisory Board meetings via videoconferencing

Subject to legal and regulatory provisions, the meetings of the Supervisory Board may occur via videoconferencing.

The Chairman of the Supervisory Board ensures that means of videoconferencing that transmit the deliberations in a continuous manner are placed at the disposal of Supervisory Board members who wish to participate in the Supervisory Board (i) when the location of the meeting is not at the registered office of the Company or (ii) for members living outside of Paris or abroad or who are in such locations for a legitimate reason and (iii) for any other appropriate situation.

Members attending the meeting through videoconferencing are deemed to be present for purposes of calculating quorum and majority.

The videoconferencing method used must have technical features that provide effective participation at the Board meeting, the deliberations of which must be transmitted in a continuous manner. Failing this, the concerned members of the Supervisory Board cannot be deemed present and, in the absence of quorum, the meeting must be adjourned.

The attendance register of the meetings of the Supervisory Board must mention, as applicable, the members who participated through videoconferencing.

The minutes of the meeting of the Supervisory Board must indicate the name of members attending the meeting by videoconferencing. It must also mention the possible occurrence of any technical incident related to the videoconferencing when such incident interrupts the progress of the meeting.

The preceding provisions are, however, not applicable with respect to the approval of decisions provided in Articles L. 225-59, L. 225-61 and L. 225-81 of the French Commercial Code, regarding, respectively:

- the appointment of a member of the Management Board by the Supervisory Board and the designation of one of them as Chairman of the Management Board;
- the removal by the Supervisory Board of a member of the Management Board when the by-laws foresee such possibility; and
- the election of the Chairman of the Supervisory Board and the Vice-President as well as the determination of their compensation.

Duties and responsibilities of Supervisory Board members

Duty of Confidentiality of Supervisory Board members

The members of the Supervisory Board members are bound by an absolute obligation of confidentiality with respect to the discussions and resolutions of the Supervisory Board and its committees, and information presented at the meetings.

In general, the members of the Supervisory Board are required not to communicate in their quality as such members outside the Supervisory Board, in particular to the press.

The Chairman of the Supervisory Board informs the members of the Supervisory Board of the information to be disclosed to the markets, as well as the text of statements or releases issued for this purpose in the name of the Group.

In the event of the demonstrated failure by a Supervisory Board member to honor his or her confidentiality obligation, the Chairman of the Supervisory Board, after consulting with the Committee Chairmen reports to the Supervisory Board on any actions, including legal actions that he intends to take as a result of this breach of confidentiality.

Duty of Independence of Supervisory Board Members

In the performance of his or her duties, each member of the Supervisory Board must make decisions without consideration of any interest other than the interest of the Company.

Each member of the Supervisory Board is required to inform the Chairman of any situation that could create a conflict of interest with the Company or one of the companies of the Group; if necessary, the Chairman consults with the Compensation and Nominations on any such question.

The Supervisory Board member concerned is required to act accordingly at the conclusion of this procedure, pursuant to applicable legislation.

Each member of the Supervisory Board other than those appointed in their capacity as employee or executive of the France Telecom Group, must own at least one share of the Company.

The members of the Supervisory Board register in their name the Company shares they hold at the time they are appointed to the Supervisory Board, as well as any shares acquired during their tenure as board members.

Every six months, the members of the Supervisory Board report to the Chairman, at his request, the information that will allow the Chairman to report to the *Autorité des marchés financiers* on the transactions they have executed with regard to the Company's securities.

The members of the Supervisory Board are prohibited from:

- performing any transactions with respect to the securities of the listed companies of the Group as long as they have privileged information; and
- directly or indirectly engaging in short sales with respect to such securities.

The first prohibition above applies in particular during the period in which the Group's half-year and annual earnings and quarterly information are being prepared and presented.

It also applies during special periods in which projects or transactions that justify such a prohibition are being prepared.

The Chairman sets or confirms the start and end dates of blackout periods and notifies the Supervisory Board members of such blackout periods in a timely manner.

The Code of Ethics specifies in particular the rules governing privileged information, and applies to the members of the Supervisory Board and its committees.

The Chairman of the Supervisory Board reports to the Supervisory Board on the measures adopted to ensure that the employees of the Group who, by reason of their position, have such information and/or participate in such transactions, comply with these rules.

Duty of Diligence of the Supervisory Board Members

In accepting a position on the Supervisory Board, each member undertakes to fully discharge the duties of the position, in particular:

- to devote the time necessary to analyze the issues brought before the Supervisory Board and, as applicable, the committee on which he or she serves;
- to request any additional information he or she deems useful;
- to ensure that the internal guidelines of the Supervisory Board are applied;
- to form an opinion freely before any decision, considering only the interest of the Company;
- to actively participate in all meetings of the Supervisory Board, except when unable to do so; and
- to formulate any proposals intended to improve the working conditions of the Supervisory Board and its committees.

The Supervisory Board will continually work to improve the information provided to the shareholders. Each member, particularly through his or her contribution to the work of the board committees, must strive to achieve this objective.

Each member undertakes to resign his or her position on the board when he or she believes in good faith that he or she is no longer in a position to fully assume the duties and obligations of the position.

Fees for auditors and members of their network for which the Group is responsible

Remuneration paid by the Group to the Auditing Firms in 2003 (pro forma for the consolidated companies)

(in thousands of euros)	**Ernst & Young**	***As % of fees***	**Deloitte Touche Tohmatsu**	***As % of fees***
Audit				
Auditing, certification, examination of individual and consolidated financial statements	47	100%	352	100%
Other secondary tasks and other auditing tasks	—	—	—	—
Sub-total	47	100%	352	100%
Other services				
Legal, fiscal, social				
Information technology	—	—	—	—
Internal audit				
Others				
Sub-total	—	—	—	—
TOTAL	47	100%	352	100%

Remuneration paid by the Group to the Auditing Firms in 2002 (pro forma for the consolidated companies)

(in thousands of euros)	Ernst & Young	*As % of fees*	RSM Salustro Reydel	*As % of fees*
Audit				
Auditing, Certification, examination of individual and consolidated financial statements	149	100%	196	100%
Other secondary and auditing tasks	—	—	—	—
Sub-total	149	100%	196	100%
Other services Legal, fiscal, social Information technology Internal audit Others	—	—	—	—
Sub-total	—	—	—	—
TOTAL	149	100%	196	100%

Relations with the France Telecom Group

The Company belongs to the France Telecom Group and, as such, benefits from synergies with France Telecom. The Group's consistent policy has been to enter into all contractual relationships with France Telecom and its subsidiaries on market terms. This section describes the main contracts between the companies of the Group and companies of the France Telecom Group.

Agreement for making available directory data for publication of directories

This agreement was entered into on June 26, 2000 for a four-year period, renewable by tacit agreement at one year intervals. The agreement was terminated in advance by mutual consent and replaced by an agreement signed on March 11, 2004, retroactive to September 12, 2003. This agreement is effective until December 31, 2004 and renewable twice by tacit agreement in one year intervals. Under this agreement, PagesJaunes has a non-transferable and non-exclusive right to use the fixed telephone subscriber database of France Telecom, updated on a daily basis on a best efforts basis, with the exclusive purpose of publishing directories and providing operator-assisted directory information services, whatever their form and on the basis of a fee calculated as a function of the frequency of use of this database (fixed amount per use). Fees are payable according to the following terms: 50% upon order with the remainder payable six months after the beginning of the year. At the end of each year, a comparison is made between the estimate of anticipated use and actual use during the period. If this comparison indicates that the actual use of directory data by PagesJaunes is greater than anticipated use, France Telecom will issue a corrected invoice. If, on the other hand, the comparison shows that anticipated use is less than actual use, France Telecom will credit the Company and deduct such credit from the Company's next invoice.

This agreement is part of the obligation of each operator (including France Telecom) to disclose the list of all its subscribers to any person wishing to publish a directory or to provide operator assisted directory information services in a nondiscriminatory manner and at a rate reflecting the cost of the supplied services. Rates were set pursuant to the decision of the French Competition Council (*Conseil de la concurrence*) of September 12, 2003 and to the decision of the French telecommunications regulator (*Autorité de régulation des télécommunications*) of September 23, 2003.

Under this agreement, PagesJaunes undertakes to inform France Telecom immediately of any modification, in any form whatsoever, affecting the structure and/or the control of its share capital, ownership or management and any modification in its form, share capital, any change of association or shareholders and certain other modifications, in which case France Telecom has the right to terminate the contract. In a letter dated May 26, 2004, PagesJaunes informed France Telecom that the planned initial public offering of PagesJaunes will lead to the modification of its capital structure and would constitute a change in its shareholders. In a letter dated May 28, 2004, France Telecom informed PagesJaunes that it did not intend to exercise its termination right provided in the agreement for the part of the share capital of PagesJaunes placed on the market in connection with PagesJaunes' initial public offering and neither would it exercise its termination right if, as part of this initial public offering, an offer was made to employees of the France Telecom Group through a capital increase.

In the event of a change of control at PagesJaunes, France Telecom will use its best efforts to allow PagesJaunes to continue to use the fixed telephone subscriber database of France Telecom on market terms.

Agreement relating to the régie publicitaire (advertising representation)

Pursuant to this agreement, France Telecom has granted PagesJaunes exclusive rights for the prospection and sale of advertisements to insert into *l'Annuaire* and the PagesJaunes 3611 alphabetic search as well as the technical design, execution and layout of these advertisements. Entered into on June 30, 1967, this agreement has been modified several times and replaced by an agreement dated November 15, 2002, effective until December 31, 2009, and later renewable by tacit agreement in five-year intervals. Pursuant to this agreement, PagesJaunes is responsible for the billing of and collection from advertisers for the amount of advertising to which they subscribed (PagesJaunes is responsible for the payment of all advertisements that appear, even in the case of insolvency of an advertiser). France Telecom sets advertising rates applicable to each edition after consultation with PagesJaunes. PagesJaunes is compensated for this *régie publicitaire* (advertising representation) through a commission calculated on the basis of the amount (excluding taxes) of the advertising space billed each year, as follows:

- 45% up to €65 million;
- 55% from €65 to 100 million; and
- 65% above €100 million.

In addition, in the event that any use of the PagesJaunes 3611 alphabetic search service becomes user-paid, an additional commission of 10% would be payable to PagesJaunes on the amount (excluding taxes) for the advertising space billed as part of the PagesJaunes 3611 alphabetic search.

Finally, a monitoring committee was established consisting of two representatives of each of France Telecom and PagesJaunes. The committee has a mandate to examine all questions pertaining to the performance of the agreement. The committee makes suggestions and proposes solutions as it deems appropriate.

Agreement for the manufacture and distribution of l'Annuaire and PagesJaunes 3611 with alphabetic search

Pursuant to an agreement dated June 26, 2000, France Telecom entrusted the Company with the manufacture, distribution and marketing of *l'Annuaire* and PagesJaunes 3611 with alphabetic search, activities which the Company is to carry out on behalf of France Telecom. In its capacity as publisher of *l'Annuaire*, France Telecom determines the scope of the list of telephone subscribers to be included, the details of the information to be included for each subscriber and the scope of the distribution. France Telecom approves recommendations by PagesJaunes relating to the design of *l'Annuaire*, the schedule for the release of the printed edition and the distribution of the printed and online editions, the advertising campaign, the advertising products to be inserted in *l'Annuaire* as well as their pricing. France Telecom also decides ways in which *l'Annuaire* is to develop. France Telecom supplies PagesJaunes with all the elements relating to the contents of *l'Annuaire* that pertain to France Telecom. This agreement is in force until December 31, 2004, and renewable by tacit agreement for a period equivalent to at least the initial duration, unless one of the parties has notified the other of its desire not to renew through a registered letter addressed at least 12 months prior to the expiration of the current period. In the event that France Telecom, on its own initiative or as a result of a text (legal or regulatory) or a decision (administrative or judicial), were to modify the characteristics of *l'Annuaire* or the conditions relating to its manufacture, the parties have agreed that they would meet to assess whether or not to continue the contract in light of the modifications that would have to be made to it. If maintaining the agreement does not prove to be possible for whatever reason, the agreement would be terminated *ipso iure* without the possibility for either party to be able to claim an indemnity of any form.

Under this agreement, PagesJaunes charges all internal and external costs necessary to produce *l'Annuaire* and PagesJaunes 3611 with alphabetic search to the editorial royalty due to France Telecom.

Law No. 2003-1365 of December 31, 2003 amended the applicable regime as of January 1, 2005 by providing for an auction process between now and December 31, 2004 to select the operator providing the universal directory. Before deciding whether to participate in this auction, the Company is waiting for the publication of the implementing decree of this law, as well as the release of the specifications with respect to the publication of the universal directory under the new regime. Through an agreement dated May 26, 2004, France Telecom and PagesJaunes agreed to the following:

- if at the end of this auction process, France Telecom is nominated as the provider of the universal directory, both the advertising sales agreement and the agreement regarding the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search will be continued, subject to any amendment by mutual agreement of the parties as well as modification of their expiration date to the due date for the supply of the universal directory by France Telecom if such date is prior to the expiration date of these agreements;
- if at the end of this auction process, PagesJaunes is designated as the provider of the universal directory or if neither PagesJaunes nor France Telecom or any other company of the France Telecom Group is designated as the operator:
  - France Telecom will transfer the brand "*l'Annuaire*" to PagesJaunes for an amount of €7.2 million pursuant to an agreement to be entered into between the parties (the price of €7.2 million was established on the basis of the discounted cash flow method considering the additional cash flow which should be generated by PagesJaunes upon the acquisition of this brand), provided that if the designation of the provider of the universal directory occurs after June 30, 2005, France Telecom and PagesJaunes will renegotiate in good faith the terms and conditions of this transfer and in particular its price; and
  - (i) France Telecom and PagesJaunes will terminate the advertising sales agreement and the agreement relating to the manufacture and distribution of l'Annuaire and of PagesJaunes 3611 with alphabetic search, without delay and without such termination causing either party to have the obligation to pay damages to the other, (ii) France Telecom will undertake not to compete with PagesJaunes up to December 31, 2009 in the alphabetic printed directory publishing activity in France and (iii) the operation, distribution, availability and marketing of PagesJaunes 3611 with alphabetic search, which, due to their legal intransferability, will

continue to be held by France Telecom, will be the subject of a new contract to be negotiated in good faith between France Telecom and PagesJaunes; the terms and conditions of this contract will be substantially identical to those of the advertisement sales agreement and the agreement regarding the manufacture and distribution.

As indicated above, if, at the end of this auction process, neither PagesJaunes nor France Telecom, or any other company of the France Telecom Group is designated the provider of the universal directory, PagesJaunes may nonetheless publish an alphabetic directory without being designated the provider of the universal directory. In addition, the non-competition agreement of France Telecom in this respect will prevent competition of France Telecom with PagesJaunes in France until December 31, 2009 in the publication business of printed alphabetic directories.

With respect to auction process to designate the provider of the universal directory, PagesJaunes and France Telecom have agreed that:

- if the bidding terms allow only France Telecom or a company of the France Telecom Group other than PagesJaunes to bid and if the universal directory is designated to France Telecom or such other company, PagesJaunes will continue to ensure the manufacture, distribution and advertising representation (*régie publicitaire*) of the universal directory on behalf of France Telecom or the company of the France Telecom Group to which it has been designated, in accordance with the agreement dated as of May 26, 2004 mentioned above; and
- if the bidding terms allow PagesJaunes to bid alone, France Telecom will not participate in the auction process.

The Company believes that the result of the auction process and the potential non-designation of PagesJaunes as the provider of the universal directory do not constitute a risk factor.

Agreement for making available the France Telecom directory data for direct marketing or marketing research

This agreement was entered into by France Telecom and Wanadoo Data on March 11, 2004, effective retroactively as of September 12, 2003, and expires on September 11, 2004. It can be renewed by tacit agreement in one year intervals. Under this agreement, Wanadoo Data has the right to the use of the France Telecom directory data, weekly updating and redistribution credit for 10 million addresses for an annual amount of €200,000 (excluding taxes).

Pursuant to the agreement, Wanadoo Data is required to inform France Telecom without delay of any modification whatsoever affecting the structure and/or the control of its capital, ownership or management and, among others, of any modification in its form, capital, any change of associate or shareholder, giving France Telecom a right to terminate the contract.

Cash management agreements

Since 1999, the Group has invested almost the totality of the Consolidated Group's cash and cash equivalents with France Telecom pursuant to agreements renegotiated annually.

Pursuant to a contract dated December 12, 2003, the Company invested €480 million with France Telecom. This investment, which matured on March 12, 2004, was renewed for a new three-month period. At the end of this period, it may be tacitly renewed for new three-month periods until December 12, 2004. At that date, the contract will have to be renegotiated. These €480 million bear interest at a variable interest rate of EURIBOR 3-months, to which is added a margin of 0.25%. However, provided that the outstanding amount of the loan does not fall below €240 million between December 12, 2003 and December 12, 2004, France Telecom will, pay the Company, on December 12, 2004, a supplemental rate equal to the difference between 3.70% and the interest rate that will have been applied during each of the three-month periods; this supplemental rate will be applicable to each three-month period only on the amounts that remained on loan between December 12, 2003 and December 12, 2004.

The Company is also linked to France Telecom through a cash-pooling agreement within the France Telecom Group's cash management framework, with this agreement conforming to the model between France Telecom and its subsidiaries. When the Company acts as creditor, the Company's current account under this agreement bears interest at the EONIA rate (formerly TMP), to which is added a margin of 0.05%. Pursuant to this agreement, the Company also has the ability to borrow sums from France Telecom. Consistent with the principles of the functioning of a current account, the sums invested (or, respectively, all sums borrowed) may be withdrawn (or, respectively, repaid) at any moment.

Leases and subleasing agreements

A large majority of the Company's premises are subleased from the France Telecom Group pursuant to direct leases or subleasing agreements. These contracts are structured according to a principle of direct rebilling euro-for-euro of the rent and related charges of each occupant, as a function of its share of the space occupied.

Incentive payment and profit-sharing plans

The Group benefits from the profit-sharing agreement in force within the France Telecom Group ("Management – Employee profit sharing – Incentive payments and profit-sharing").

Assistance agreements

In an agreement signed on May 26, 2004 for a period of one year starting on January 1, 2004 and renewable by tacit agreement, France Telecom has undertaken to assist and consult PagesJaunes in legal, accounting and strategic areas and to provide its expertise on the choice of financing techniques and financial management decisions. The services provided by France Telecom by virtue of this agreement are billed at a rate of 0.49% of the Group's external revenues (excluding tax) for French companies and at a rate of 0.22% of the Group's external revenues (excluding tax) for foreign subsidiaries. France Telecom's policy is to reconsider these percentages of revenues on an annual basis in light of the nature and extent of the services provided and to revise them in case they become disproportionate to the costs incurred. It should be noted that in conformity with applicable regulations, if these percentages diverge from market terms, the agreement will be subjected to the prior authorization of the Board of Directors or Supervisory Board of the Company in accordance with Articles L. 225-38 or L. 225-86 of the French Commercial Code.

Furthermore, pursuant to an agreement signed on May 26, 2004, for a period of one year (July 1 to December 31, 2004 for the first year), renewable tacitly, France Telecom has granted PagesJaunes a non-exclusive license of France Telecom trademarks in return for a payment of an annual fee of 0.06% of the external revenues (excluding tax) of the Group companies benefiting from the license.

The Group's external revenues amounted to €898.9 million (excluding tax) in 2003.

In addition, pursuant to an agreement signed on May 26, 2004, for a period of one year, renewable tacitly, France Telecom has undertaken to assist PagesJaunes in its communication of financial information and its communications with financial intermediaries, market actors and market authorities. The services provided by France Telecom by virtue of this agreement are billed at real cost increased by a margin.

Finally, pursuant to an agreement signed on January 1, 2002, PagesJaunes committed to provide Wanadoo International consulting and support services, particularly with respect to administrative and financial matters in the context of the management of international directory subsidiaries of Wanadoo International, in consideration for payment corresponding to the real costs increased by a margin. At the date of this document, this agreement relates only to Telecontact (Maroc) and Jordan Yellow Pages. This agreement was entered into for an initial period of two years, renewable by tacit agreement for one-year intervals.

Non-competition Agreement

Pursuant to an agreement dated May 26, 2004, France Telecom has undertaken not to compete with PagesJaunes in France and in Spain, until December 31, 2008 in its activities as publisher of printed business directories (primarily PagesJaunes and *QDQ, La Guía Util*). With respect to the publication of alphabetic directories, France Telecom has undertaken not to compete with PagesJaunes until December 31, 2009 in France only and only if PagesJaunes is designated as the provider of the universal directory or if neither PagesJaunes, nor France Telecom, nor any other company of the France Telecom Group is so designated (see "Related Party Transactions—Agreement for the manufacture and distribution of *l'Annuaire* and PagesJaunes 3611 with alphabetic search").

There is no other non-compete undertaking by France Telecom for the benefit of the Company with respect to the directories activities.

France Telecom Group's stake in the Company

After the planned listing on the stock market, the France Telecom Group intends to retain a majority stake in the Company.

PRINCIPAL AND SELLING SHAREHOLDER

At the date of this offering memorandum, 100% of PagesJaunes' share capital is held by Wanadoo (other than Supervisory Board members' qualifying shares, as described below). Following France Telecom's Exchange Offer for the shares of Wanadoo, France Telecom holds, directly and indirectly, 1,436,973,179 ordinary shares of Wanadoo, representing, at June 25, 2004, 95.95% of the share capital and 95.92% of the voting rights in Wanadoo (including 10,745,865 shares held in treasury by Wanadoo). The remaining 4.05% of Wanadoo's share capital is held by the public. On June 29, 2004, France Telecom launched a public withdrawal offer, or "buy-out offer", in France only, to acquire all the outstanding Wanadoo shares that it does not already own, which will be followed by a compulsory acquisition, or "squeeze-out". These transactions are currently expected to be completed on July 26, 2004. France Telecom has also announced its intention, subject to the approval of France Telecom's shareholders, to merge Wanadoo into France Telecom as soon as practicable following the squeeze-out. This merger would result in France Telecom succeeding Wanadoo as the direct principal shareholder of PagesJaunes. France Telecom's buy-out offer is being made only in France. It is not being made in the United States and may not be accepted in the United States or by any instrumentality of commerce in or from the United States. This document does not constitute an extension outside France of the buy-out offer.

The following table sets forth PagesJaunes' shareholders as of the date of this offering memorandum, as adjusted to give effect to the Global Offering and full subscription of the Employee Offering, and assuming, in the first instance, that the Over-Allotment Option is not exercised, and, in the second case, that the Over-Allotment Option is exercised in full:

	Assuming Over-Allotment Option not exercised		Assuming Over-Allotment Option fully exercised	
	Shares		Shares	
	Number	%	Number	%
Wanadoo	186,050,000	65.59	172,850,000	60.94
Public	88,000,000	31.03	101,200,200	35.68
Employees	9,591,750	3.38	9,591,750	3.38
Total	283,641,750	100.00	283,641,750	100.00

Each of the six members of the Supervisory Board appointed by the ordinary general meeting of shareholders held on May 27, 2004 will own one share of the Company within the statutory time limit of three months provided by Article L.225-72 of the French Commercial Code.

DESCRIPTION OF SHARE CAPITAL

General

PagesJaunes is a *société anonyme*, a form of limited liability company, incorporated under the laws of France. The Company was incorporated on January 12, 1897 and registered on February 21, 1955. In accordance with Article 5 of its by-laws, the Company has a term of 99 years which commenced on December 31, 1954 and expires on December 31, 2053, except for the events of earlier dissolution or extension provided for in the by laws.

PagesJaunes is currently governed by a Management Board (*Directoire*) and a Supervisory Board (*Conseil de Surveillance*) subject to the provisions of Title II of the French Commercial Code and Decree No. 67-236 of March 23, 1967 regarding commercial companies, as well as, on the date of this offering memorandum, to the provisions of statute No. 83-675 of July 26, 1983 and its implementing Decree No. 83-1160 of December 26, 1983.

The Company may shortly be governed by a Board of Directors, which would replace the Supervisory Board and Management Board pursuant to the decision of the general meeting of shareholders held on May 27, 2004, subject to, and in the conditions described under "Management".

In this section, material information concerning PagesJaunes' share capital is summarized together with material provisions of applicable French law and PagesJaunes's *statuts* as they result from the resolutions adopted by the general meeting of shareholders on May 27 on the non-retroactive condition precedent that the Company's shares be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. You may obtain copies of PagesJaunes' *statuts* in French from the *Greffe du Tribunal de Commerce* of Paris, France or at PagesJaunes's corporate headquarters. Please refer to those full documents for additional details.

Corporate purpose (Article 3 of the by-laws)

In accordance with Article 3 of its by-laws, the Company has the following corporate purpose in France or abroad:

- To publish, on its own behalf or on behalf of third parties, all directories published by any current or future means, to offer information services by any current or future means, as well as to carry on the business of advertising in all its forms through all means and for any purpose.
- Consulting, research, design, manufacture, updating and maintenance of all services in connection with any system of information circulation within a network, whether open or closed, of IT or telephone interconnection, whether wire-based, through satellite, cable or other methods, as well as any other activity in connection with such services and more particularly activities in connection with Internet or Intranet sites.
- Collection, acquisition, enhancement, management, processing, commercialization or hosting of data or files of any type.
- Any activities directly or indirectly related to such services or that are a prerequisite for, or accessory to, conditional upon, or an extension of, such services, or that are capable of encouraging or developing such services.
- Any brokerage, settlement or trading transaction, and in general any transaction involving personal or real estate property, and any commercial, industrial and financial transaction that is, directly or indirectly, related to the Company's corporate purpose and to any similar or ancillary purposes.
- The acquisition by any means without exception or reservation, the holding by any means and in any capacity, the management and, as applicable, the transfer by any means without exception or reservation, of all or part of any majority or minority interest that is, directly or indirectly, related to the Company's corporate purpose and to any similar or ancillary purposes.

Fiscal year (Article 37 of the by-laws)

The Company's fiscal year begins on January 1 and ends on December 31 of each calendar year.

Allocation of net profit – payment of dividends – interim dividends (Articles 38 and 39 of the by-laws)

Of the profits generated within a fiscal year minus, if applicable, losses carried forward from prior years, a minimum of 5 % is allocated to the statutory reserve fund. This allocation ceases to be required by law when such reserve amounts to one-tenth of the Company's stated capital.

Distributable profits consist of the profits for the fiscal year, minus losses carried forward from prior years and minus amounts allocated to reserves as required by law or the by-laws, plus retained earnings. The general meeting of shareholders may allocate any amounts of these profits to optional reserves or retained earnings as it deems appropriate.

In addition, the general meeting of shareholders may decide to distribute amounts from those reserve accounts that are at its disposal by expressly indicating the reserve accounts from which such withdrawals are made. However, dividends are first made from the distributable profits of the fiscal year.

Apart from capital reductions, no distribution of dividends may be made to shareholders if shareholders' equity is, or, as a result of such distribution, would become less than the amount of capital plus the reserves required by law or the by-laws.

The terms and conditions for the payment of dividends approved by the general meeting of shareholders are determined by such general meeting of shareholders, or, failing a decision by the general meeting of shareholders, by the Management Board. However, payment of cash dividends must be made within a maximum period of nine months after the fiscal year closes, unless an extension is authorized by court order.

The ordinary general meeting of shareholders may grant each shareholder, for all or part of the dividend to be distributed, an option between payment in cash or in shares, subject to legal requirements.

The Management Board has the ability to decide to pay interim dividends in accordance with the conditions prescribed by law.

Dividends not claimed within five years after the payment date lapse and are paid to the French State.

General meetings of shareholders (Articles 11 and 30 to 36 of the by-laws)

Attendance, participation and voting at the general meeting of shareholders

General meetings of shareholders are composed of all shareholders whose shares are paid-up and have been registered in their name no later than 3 p.m. (Paris time) on the day prior to the general meeting of shareholders on the following conditions:

- in order to attend, vote at a distance (for example, by mail or electronically), or be represented at the general meeting of shareholders, the holders of bearer shares (*au porteur*) or shares in registered form (*au nominatif*) in an account not held by the Company must file a certificate prepared by their financial intermediary stating the non-transferability of the shares until the meeting date at the location indicated in the notice of meeting no later than 3 p.m. (Paris time) on the day prior to the meeting; and
- in order to attend, vote at a distance or be represented at the general meeting of shareholders, the holders of shares in registered form (*au nominatif*) in an account held by the Company must have their shares registered in their account held by the Company no later than 3 p.m. (Paris time) on the day prior to the meeting.

Access to the general meeting of shareholders is open to all participants upon proof of eligibility and identity. The Management Board may, if it deems useful, issue individual and personal admission cards to shareholders and require such cards to be presented.

Shareholders of the Company who are not resident in France may be registered in an account and be represented at the general meeting of shareholders by any intermediary registered on their behalf and who holds a general power of attorney to administer their shares, provided that such intermediary has declared its capacity, in accordance with applicable legal and regulatory requirements, prior to opening an account with the Company or with a financial intermediary account holder (*teneur de* compte).

The Company has the right to ask the intermediary registered on behalf of shareholders who are not resident in France and holding a general power of attorney, to provide the list of shareholders it represents and whose rights would be exercised during the general meeting of shareholders.

Each participant in the general meeting of shareholders has as many votes as shares that he owns or represents, subject to any loss of voting rights.

A shareholder may also, subject to legal and regulatory requirements, vote at a distance or be represented by his spouse or by another shareholder in order to be represented and vote at a general meeting of shareholders.

Voting at a distance is exercised in accordance with the terms and conditions prescribed by applicable laws and regulations. The Company must receive the voting form no later than 3 p.m. (Paris time) on the day prior to the meeting date.

Proxy forms and vote at a distance forms, as well as the certifications attesting to the non-transferability of the shares, may be prepared in electronic form duly signed in accordance with the conditions prescribed by applicable laws and regulations.

The shares are indivisible from the perspective of the Company. Co-owners of shares must be represented at the Company by one of them who will be considered the sole owner or sole agent. In case of disagreement, a court may designate a sole agent at the request of any co-owner. Unless an agreement to the contrary has been duly notified to the Company, the voting right in ordinary general meetings of shareholders belongs to the usufructuary (*usufrutier*), while the voting right in extraordinary general meetings of shareholders belongs to the title owner (*nu-propriétaire*).

General meetings of shareholders may be held by videoconference or by any other means of telecommunication, particularly the Internet, that permits the identification of shareholders in accordance with the conditions set forth in applicable laws and regulations.

Ordinary General Meeting of Shareholders

Ordinary general meetings of shareholders are held to make all decisions that do not amend the by-laws. An ordinary general meeting of shareholders is convened at least once a year, within six months following the end of the fiscal year unless this period is extended by court order, in order to approve the accounts of such fiscal year.

Upon the first convocation, actions taken at an ordinary general meeting of shareholders are only valid if the shareholders present or represented or having voted by mail, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Actions taken at the ordinary general meeting of shareholders require a majority of the votes of the shareholders present, represented or having voted at a distance.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the ordinary general meeting of shareholders by videoconference or other means of telecommunication that permit their identification and that comply with applicable laws and regulations.

Extraordinary General Meeting of Shareholders

Only the extraordinary general meeting of shareholders is authorized to amend any provision of the by-laws. It cannot, however, increase the commitments of shareholders other than through transactions resulting from a legally effected reorganization of the share capital.

Subject to applicable legal requirements with respect to capital increases carried out through a capitalization of reserves, profits or share premia, actions taken at an extraordinary general meeting of shareholders are valid only if, upon first convocation, the shareholders present, represented or voting at a distance hold at least one third, and upon second convocation, one fourth of all shares with voting rights. If the latter quorum is not achieved, the second meeting may be postponed for up to two months following such meeting, and a one-fourth quorum is again required.

Subject to the same requirements mentioned above, actions taken at the extraordinary general meeting of shareholders require a two-thirds majority of the votes of shareholders who are present, represented by proxy or have voted at a distance.

For the purpose of calculating the quorum and majority, shareholders are deemed to be present if they participate in the extraordinary general meeting of shareholders by videoconference or other means of telecommunication that permit their identification and that comply with applicable laws and regulations.

Form and time limit for calling of meetings (Article 32 of the by-laws)

General meetings of shareholders are called by the Management Board on the conditions set forth by the law.

If not called by the Management Board, general meetings of shareholders may be called, in particular, by the statutory auditors or any other person authorized to do so.

They may also be called by the Supervisory Board.

In accordance with Article 130 of the Decree of March 23, 1967, a notice (*avis*) informing shareholders of the next general meeting of shareholders is published in the *Bulletin des annonces légales obligatoires* (BALO) at least 30 days prior to the meeting.

The notice of meeting occurs at least fifteen clear days prior to the date scheduled for the general meeting of shareholders. This period is reduced to six clear days for meetings that occur pursuant to a second convocation and for postponed meetings.

Notices (*avis*) of meetings are published in a newspaper authorized to publish legal announcements in the local administrative area (*département*) in which the Company is registered as well as in the BALO in accordance with Article 124, paragraph 1 of the Decree of March 23, 1967, referred to above. In addition, shareholders holding securities in registered form (*au nominatif*) for at least one month prior to the date of the notice of meeting are invited to the general meeting of shareholders by ordinary mail. Such shareholders may request to receive the notice by registered mail provided they pay the fee for such mailing service to the Company.

The meetings occur on the day, time and place indicated in the notice of meeting.

The notice of meeting must contain the agenda of the meeting.

Office of the Shareholders' Meetings (Article 34 of the by-laws)

General meetings of shareholders are chaired by the Chairman of the Supervisory Board or, in the Chairman's absence, by a member of the Supervisory Board to whom the Board has delegated such role. Failing that, the general meeting of shareholders elects itself a chairperson.

The role of poll officials (*scrutateurs*) is performed by the two shareholders attending the general meeting of shareholders who hold the greatest number of voting rights and accept such role.

The office of the general meeting of shareholders appoints the secretary, who need not be a shareholder.

Agenda

The agenda for general meeting of shareholders is determined by the party calling the meeting.

One or more shareholders representing the relevant percentage of share capital required by applicable regulations, and acting in accordance with the statutory conditions and time limits, are entitled to request that proposals be included on the agenda.

Such a request must be made by registered mail within 10 days of the publication of the notice of the meeting (*avis de réunion*) in the BALO. The requesting parties must provide proof that they hold or represent the required percentage of share capital by registering, prior to sending such request, the owners of the shares in the Company's records.

The general meeting of shareholders may not take any action with respect to any matter that is not on the agenda. However, the general meeting of shareholders may in all circumstances remove and replace one or more members of the Supervisory Board and, under certain conditions, remove and replace one or more members of the Management Board.

The agenda may not be amended on second convocation or in the event of postponement.

Conditions for exercising voting rights

At all general meeting of shareholders, each shareholder has as many votes as shares that he owns or represents, without limitations other than those that may arise from applicable law or the Company's by-laws and, in certain cases, subject to court order. There are no clauses in the by-laws providing for double or multiple voting rights or any limitation to voting rights.

Sale and transfer of shares (Article 9 of the by-laws)

The shares are freely transferable, subject to applicable statutory and regulatory provisions. They are registered in an account and can be transferred pursuant to the terms and conditions set forth in applicable laws and regulations.

Holdings exceeding certain thresholds set forth in the by-laws (Article 9 of the by-laws)

In addition to the legal obligation to inform the Company and the *Autorité des marchés financiers* upon crossing of the 5%, 10%, 20%, 33⅓%, 50% and 66⅔% thresholds of the Company's share capital or voting rights, any individual or legal entity, acting alone or in concert with others, who comes to hold, or ceases to hold, directly or indirectly, within the meaning of Articles L. 233-7 *et seq.* of the French Commercial Code, a number of shares, voting rights or securities giving access to the Company's share capital corresponding to 1% of the Company's share capital or voting rights or a multiple thereof, is required to notify the Company by registered mail, within five trading days from the registration of the securities that trigger such threshold, of the total number of shares, voting rights or securities giving access to the share capital that such individual or legal entity holds, either directly or indirectly whether acting alone or in concert with others.

This notification must be renewed according to the above conditions each time that another 1% threshold is reached or crossed, whether through an increase or a decrease in share ownership, for any reason whatsoever, and including above the 5% threshold.

If one or more shareholders holding at least 1% of the share capital so request at the general meeting of shareholders, a shareholder who has not complied with the above provisions is denied the voting rights attached to the securities which exceed the thresholds requiring notification, without prejudice of any suspension of voting rights by a court on the conditions and subject to the limits set forth by applicable law.

Form and identification of securityholders (Article 9 of the by-laws)

At the discretion of the shareholder, shares can be held in registered (*au nominatif*) or bearer form from the time of their listing on the *Premier marché* of Euronext Paris S.A. All shares must be held in registered form (*au nominatif*) until they are fully paid-up. Such shares are registered in the Company's records or with an authorized financial intermediary on the terms and conditions provided by law.

For the purpose of identifying holders of bearer securities, the Company is entitled, at any time and at its own cost, in accordance with applicable laws and regulations, to request that the central depositary provide it with the name, nationality, date of birth or, in the case of a legal entity, the entity's name, the year of organization, and the address of holders of securities that carry or will carry the right to vote at its general meeting of shareholders, as well as the number of securities held by each such holder, and, if applicable, any restrictions to such securities. If this information is not communicated within the applicable time period or if the information provided is incomplete or erroneous, the Company can require that this information be communicated subject to a penalty.

The financial intermediary registered in accordance with Article L. 228-1 of the French Commercial Code on behalf of an owner not resident in France is required to reveal the identity of the owner of the securities within ten days of a request by the Company or its authorized agent, which may be submitted at any time.

If the Company believes that certain holders of securities in bearer or registered form, whose identity has been provided to the Company, are holding securities on behalf of third-party owners, it is entitled to request that these holders provide information revealing the identity of such securityholders under the conditions described above.

If the recipient of a request made in accordance with the above provisions does not provide the information so requested within the legal and regulatory time limits, or if such recipient provides incomplete or erroneous information regarding either its capacity or the identity of securityowners, the shares or securities giving immediate or eventual access to share capital for which such person is the registered account holder are denied the right to vote at any shareholders' meeting held until the date that such identification is duly provided. The corresponding dividend payment is also deferred until such date.

In addition, if the person registered as holder knowingly disregards the above provisions, the court sitting in the district in which the Company has its registered office may, upon request by the Company or one or more shareholders holding at least 5% of the share capital, order the total or partial loss of voting rights attached to the shares that were subject of the request for information for a total period not exceeding five years and, possibly for the same period, of the corresponding dividend.

The Company may request any legal entity that owns its shares and holds an interest in excess of one-fortieth of the share capital or voting rights to provide information regarding the identity of persons holding, directly or indirectly, more than one-third of the share capital or voting rights of such legal entity that are exercised at such entity's general meetings of shareholders.

Legal Ratifications

In connection with the preparation of the initial public offering of the Company, the mixed general meeting of shareholders of the Company of May 27, 2004, acting unanimously, expressly ratified, restated and confirmed, to the extent necessary, the acts, deliberations or decisions taken by ordinary general meeting of shareholders possibly subject to an irregularity and thus removed and eliminated, to the extent necessary, all potential causes of nullity.

Control by the French State

Economic and financial control

Within the framework of rules governing the French State's economic and financial control (decree No. 55-733 of May 26, 1955), which apply to companies in which the French State or one of its public institutions holds, separately or jointly, directly or indirectly, more than 50% of the share capital or voting rights, a representative of the French State's committee at France Telecom (*mission de contrôle économique et financier*) may attend the Company's Supervisory Board meetings, and any committees established by the Supervisory Board, without the right to vote and may request any information and initiate any investigation he deems necessary to exercise his mission.

Control by the French Court of Auditors* (Cour des comptes*)

In addition to the audit carried out by the statutory auditors, the Company's financial statements are subject to the control of a French public accounting institution, the French Court of Auditors (*Cour des comptes*) in accordance with Article L. 133-2 of the Financial Courts Code (*Code des juridictions financières*), provided that the French State holds, directly or indirectly, an interest in the share capital that allows it to exercise significant influence over the decision-making and management of the Company. After review of the financial statements, the French Court of Auditors may issue an opinion on the Company's financial management. The French Court of Auditors may also request all documents necessary for its mission and to conduct hearings of any person.

Rights and obligations attached to shares (Article 10 of the by-laws)

Each share gives its holder rights to a portion of the Company's earnings and assets proportional to the amount of capital it represents. In addition, each share entitles its holder to vote and be represented in the general meeting of shareholders in accordance with legal rules and the provisions of the by-laws. Ownership of one share implies, *ipso jure*, adherence to the by-laws and the decisions of the general meeting of shareholders.

Shareholders are only liable up to the amount of their contribution.

Heirs, creditors, successors or representatives of shareholders may not put any assets, securities or shares of the Company underseal, nor request the division or public sale thereof, nor may they interfere in the management of the Company. To exercise their rights, they must refer to the corporate records and the decisions of the general meeting of shareholders.

In the event that it is necessary to hold multiple shares to exercise a particular right, shareholders who do not hold the required number of shares must organize individually to form a group or, where applicable, purchase or sell the necessary shares.

Increase, reduction and amortization of share capital (Article 7 of the by-laws)

The share capital of PagesJaunes may be increased, reduced or amortized in accordance with applicable legal provisions.

Share capital

At the date of this offering memorandum, the share capital of PagesJaunes is €54,810,000, divided into 274,050,000 fully paid-up shares of one class, nominal value €0.20 per share.

Authorized unissued share capital

In its 35th, 36th and 37th resolutions, the extraordinary general meeting of the Company's shareholders held on May 27, 2004 granted, subject to the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A, the necessary authority to the Management Board for a capital increase of PagesJaunes through the issuance of shares or other securities for a maximum aggregate amount of €20 million, in addition to the €20 million capital increase through

capitalization of reserves, earnings or issue premia (excluding capital increases for the benefit of participants in the company savings plan or plans (*plans d'épargne entreprise*) and/or employees) by virtue of the 38th resolution. These shares and securities may be issued, at the discretion of the Management Board, with or without preferential subscription rights.

The table below summarizes the nature of the authorizations adopted by the extraordinary general meeting of shareholders held on May 27, 2004. All authorizations were adopted subject to the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A.:

Securities	Date of authorization and expiration	Maximum amount of debt securities	Maximum nominal amount of capital increase
Debt securities and equivalents	5 years 5 years starting from the admission to trading and the first listing of the Company's shares on the *Premier marché* of Euronext Paris S.A.	€2 billion	—
Capital increase through capitalization reserves, earnings or premia*	26 months July 26, 2006	—	€20 million
Issuances without preferential subscription rights* (capital increase through all types of securities)	26 months July 26, 2006	Debt securities: €20 million	€20 million
Issuances with preferential subscription rights* (capital increase through all types of securities)	26 months July 26, 2006	Debt securities: €20 million	€20 million
Issuances reserved for "qualified investors" *(investisseurs qualifiés)* or a "restricted group of investors" *(cercle restreint d'investisseurs)*	2 years May 26, 2006	Debt securities: €10 million	€10 million
Capital increase reserved for employees (and similar personnel) (capital increase reserved for participants in a company savings plan and/or the employees)	26 months July 26, 2006	—	5% of share capital

* The extraordinary general meeting of shareholders of May 27, 2004 decided, on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., that these three authorizations would be maintained during the period of a public tender or exchange offer for the Company's shares for the period between the general meeting of shareholders on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts.

Issuance of shares and securities giving immediate or future access to the Company's share capital, with or without shareholders' preferential subscription rights

The extraordinary general meeting of shareholders held on May 27, 2004, granted to the Management Board, with the authority to sub-delegate in accordance with applicable laws and regulations, the authority necessary to:

1. Proceed with a capital increase for a period of twenty-six months from the date of such meeting, including in the event of a public tender or exchange offer for securities of the Company (with this latter authorization being effective for the period between the general meeting of shareholders on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts), on one or more occasions, during the period or periods that it will determine and for amounts it deems appropriate, in France as well as abroad, through the issuance of shares or other securities, including stand-alone warrants issued against payment or freely, giving immediate or future rights, at any moment or on a fixed date, to shares of the Company (new or previously issued) through subscription (including the capitalization of reserves, earnings or premia), conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, with shareholders' preferential subscription rights, provided that:

   (i) the maximum aggregate nominal amount of these capital increases that may be carried out immediately or in the future pursuant to this delegation is fixed at €20 million;

   (ii) the maximum aggregate nominal amount of the issuance of securities representing debt of the Company giving access to the Company's share capital, may not exceed €20 million;

   (iii) the issuance of preference shares, investment certificates and securities giving access to these securities are excluded;

   (iv) in the event of a free distribution of warrants or shares to the holders of existing shares, the Management Board will have the ability to decide that distribution rights representing fractional entitlements will not be tradable and that the corresponding rights will be sold with the amount realized from such sale being allocated to the holders of such rights no later than 30 days following the date on which their accounts were credited with the whole number of warrants distributed to them; and

   (v) the amount paid or to be paid to the Company for each of the shares issued or to be issued pursuant to the delegation mentioned above after taking into account, in the case of an issuance of stand-alone warrants, the issue price of such warrants, will be at least equal to the nominal value of the share on the issue date of such securities.

   Securities giving access to the share capital of PagesJaunes so issued may consist of bonds or be linked to the issuance of such securities, or may permit the issuance of such securities in the form of intermediary securities (*titres intermédiaires*). These securities may notably take the form of subordinated or unsubordinated securities with a fixed or an indefinite term, and may be issued either in euros, or in foreign currencies other than euro or in any other monetary unit established by reference to multiple currencies. The maximum nominal amount of debt securities so issued is independent of the amount of debt securities not giving access to share capital that have been, or will be, authorized. The term of debt cannot exceed 50 years, with this duration limited to a maximum of 20 years for debt securities that are convertible, redeemable or in general capable of being transformed into equity. They may bear interest at a fixed and/or variable interest rate or providing for interest to be capitalized and be redeemed with or without premium or amortization; in addition, the securities can be repurchased by the Company on the stock exchange, or through a cash or exchange offer.

   The Management Board may grant to shareholders the right to subscribe to the capital stock or other securities issues, which subscription rights may be exercised in proportion to such shareholders' rights and within the limit of their request. If subscriptions do not account for the entirety of the issuance, the Management Board may, to the extent it deems appropriate, either limit, in accordance with applicable law, the amount of issuance to the subscriptions received, provided that the amount so subscribed amounts to at least three-quarters of the issuance approved, or freely distribute all or a portion of the unsubscribed securities or offer all or a portion thereof to the public.

2. Proceed with a capital increase during a period of twenty-six months from the date of such meeting, including in the event of a public tender or exchange offer for securities of the Company (with this latter authorization being effective for the period between the general meeting of shareholders held on May 27, 2004 and the next general meeting of shareholders called to approve the annual accounts), on one or more occasions, during the period or periods that it will determine and for amounts it deems appropriate, in the French market, foreign markets and/or international market, through the issuance of shares or other securities, including stand-alone warrants issued

against payment or freely, giving immediate or future rights, at any moment or on a fixed date, to shares of the Company (new or previously issued) through subscription, conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, without preferential subscription rights of existing shareholders, provided that:

(i) these securities may particularly be issued (a) to pay for any securities tendered to the Company in the context of a public exchange offer initiated in France or abroad for securities satisfying the criteria set forth in Article L.225-148 of the French Commercial Code, or (b) after the issuance by a company in which the Company holds, directly or indirectly, more than half of the share capital, with the approval of the Company, of bonds with subscription rights to shares in the Company or any other securities giving immediate or future rights, through subscription (including the capitalization of reserves, earnings or premia), conversion, exchange, redemption, exercise of a warrant, a combination of these means or in any other manner, at any moment or on a fixed date, to securities, which, for this purpose, are or will be issued as representing a portion of the Company's share capital (existing or to be created);

(ii) the total maximum nominal amount of the capital increases that may occur immediately or in the future pursuant to this delegation is €20 million, provided that this amount will be counted towards the maximum nominal amount of any capital increase that may occur immediately or in the future with preferential subscription rights pursuant to the delegation granted by the general meeting of shareholders described in paragraph 1 above;

(iii) the total maximum nominal amount of debt securities that can be issued giving access to the Company's share capital, may not exceed €20 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies), provided that this amount will be counted towards the maximum nominal amount of debt securities that may be issued pursuant to the delegation granted by the general meeting of shareholders described in paragraph 1 above;

(iv) the issuance of preference shares, investment certificates and securities giving access to these securities are excluded;

(v) if the issuances are made on the French market, the Management Board may grant shareholders a priority subscription right to the shares, warrants or other securities issued during a period and in accordance with the terms and conditions that it determines for all or a portion of the issuance. This non-tradable priority right is to be exercised in proportion to the number of shares held by each shareholder. The shares, warrants or securities that are not subscribed during this exercise period will be offered to the public in France or abroad; and

(vi) the amount paid or to be paid to the Company for each of the shares issued or to be issued pursuant to this delegation, after taking into account, in case of the issuance of stand-alone warrants, the issue price of such warrants, will be at least equal to the minimum value set forth by applicable law at the time when this delegation is used, that is, at the date of this document, the average trading price of the Company's shares during 10 consecutive trading days chosen during the 20 trading days immediately preceding the beginning of the issuance, subject to a possible correction of this average to take into account differences in maturity dates.

Securities giving access to the share capital of PagesJaunes so issued may consist of bonds or be linked to the issuance of such securities, or may permit the issuance of such securities in the form of intermediary securities (*titres intermédiaires*). With respect to their issuance, their existence, their conversion into shares and their redemption or amortization, the same provisions apply as are applicable to securities of the same type that may be issued on the basis of the previous resolution. The maximum nominal amount of these debt securities so issued is independent of the amount of debt securities that do not give access to share capital, the issuance of which was or will be authorized by the general meeting of shareholders.

With respect to issuances effected on the French market, the Management Board may grant shareholders a priority right to subscribe to the capital stock or other securities offered, with the Management Board determining the terms and conditions for exercise, without, however, creating transferable rights. Securities that are not subscribed pursuant to this priority right will be offered to the public in France and/or abroad and/or on the international market.

If the subscriptions, including, if applicable, those of shareholders, do not account for the entirety of the issuance, the Management Board may limit the transaction to the amount of subscriptions received in accordance with applicable laws.

3. Proceed with a capital increase, for a period of two years from the date of such meeting, in one or more occasions, in the period or periods that it deems appropriate, in the proportions that it will determine and at an issue price that will at least be equal to the shareholders' equity per share as reflected in the last balance sheet approved on the issuance date or, if the circumstances so require, from a balance sheet prepared during the fiscal year, certified by the statutory auditors and approved by the Management Board, by way of an issuance of shares, without preferential subscription right of existing shareholders, and to reserve the right to subscribe to these issuances to one or several persons within the category of "qualified investors" and/or belonging to a "restricted group of investors" within the meaning of Article L. 411-2 of the French Monetary and Financial Code and decree No. 98-880 of October 1, 1998, or to any other equivalent investors within the meaning of foreign laws, provided that the total maximum nominal amount of the capital increase that may occur immediately or in the future pursuant to this delegation is €10 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies), and provided further that this amount will reduce the maximum nominal amount of any capital increase that may be carried out, immediately or in the future, as a result of the delegation described in paragraph 1 above. The maximum aggregate nominal amount of issuances of debt securities of the Company giving access to its share capital may not exceed €10 million (or the equivalent of this amount in any other legal currency or any other monetary unit established by reference to multiple currencies).

All the thresholds described in paragraphs 1, 2 and 3 are established without taking into account the nominal value of any equity securities possibly to be issued pursuant to applicable laws and regulations, as adjustments in order to maintain the rights of holders (including of stand-alone warrants) of securities issued under this delegation and giving access to shares of the Company in the future, and if applicable, pursuant to contractual clauses providing for other events of adjustment.

Capital increase through capitalization of reserves, earnings or premia

The general meeting of shareholders delegated to the Management Board, with the power to sub-delegate in accordance with applicable law and regulations, for a period of 26 months from the meeting date, including in the event of a public tender or exchange offer for securities of the Company (this latter authorization being effective for the period between the general meeting of shareholders held on May 27, 2004 and the next general meeting of shareholders called to approve the accounts for that year), the necessary authority to increase the share capital, on one or more occasions at the time and in accordance with the terms and conditions that it determines, through the capitalization of reserves, earnings or premia, followed by the creation and free distribution of equity securities or an increase in the nominal value of the existing equity securities or a combination of these two methods.

The general meeting of shareholders delegated to the Management Board, with the power to sub-delegate in accordance with applicable laws and regulations, the authority to determine that fractional entitlements will not be tradable and the corresponding securities sold, with the amount generated from the sale distributed to rights holders no later than 30 days after their account is credited with the whole number of securities distributed to them.

The amount of capital increases, that may be carried out pursuant to this delegation cannot exceed the nominal amount of €20 million. This amount is established independently of the maximum threshold of a capital increase resulting from the issuance of shares or other securities authorized by the general meeting of shareholders and described above.

Capital increases reserved for participants in a company savings plan and/or the employees

Satisfying the quorum and majority requirements of an extraordinary general meeting of shareholders, and after having received the report of the Management Board and the special report of the Statutory Auditors, the general meeting of shareholders, acting in accordance with Articles L. 225-138 IV of the French Commercial Code and L. 443-1 *et seq.* of the French Labor Code and Article L. 225-129 VII of the French Commercial Code, delegated to the Management Board, for a period of twenty-six months from the meeting date, and on the non-retroactive condition that the Company's shares are admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the necessary authority to increase the share capital, on one or more occasions, during the period and according to the terms and conditions that it will determine, through issuance of shares or other securities giving access to share capital reserved for (i) participants in savings plan(s) of the Company and/or of related companies within the meaning of Articles L. 225-180 of the French Commercial Code and/or L. 233-16 of the French Commercial Code, and/or of the France Telecom Group, or through the free distribution of shares or securities giving access to share capital (in particular through capitalization of reserves, earnings or premia) within applicable statutory and regulatory limits, and/or (ii) salaried personnel of the Company and/or of related companies within the meaning of Articles L.

225-180 and/or L. 233-16 of the French Commercial Code, and/or of the France Telecom Group, or through the free distribution of shares or securities giving access to share capital (in particular through capitalization *of reserves, earnings or premia) pursuant to the conditions prescribed by law and regulation.*

The total number of shares that can be offered for subscription pursuant to this authorization on the date of the resolution of the Management Board may not exceed 5% of the total number of shares comprising the share capital of the Company. This number of shares is determined without regard to the maximum limits of capital increases resulting from the issuance of shares or other securities authorized by the delegations described above (see "– Issuance of shares and securities giving immediate or future access to the Company's share capital, with or without shareholders' preferential subscription rights" above and "– Capital increase through capitalization of reserves, earnings or premia" above).

Other securities giving access to share capital

At the date of this offering memorandum, there are no other securities giving access to the share capital of the Company.

Acquisition by the Company of its own shares

On the non-retroactive condition that the Company's shares will be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A. and in accordance with Articles L. 225-209 *et seq.* of the French Commercial Code and Regulation No. 98-02 of the *Commission des opérations de bourse*, the ordinary general meeting of shareholders held on May 27, 2004 authorized the Management Board to acquire the Company's shares by any means, on the market or over-the- counter, within a limit of 10% of the Company's existing share capital on the date of the meeting and in the future, as long as this delegation remains valid, within the maximum limit of 10% of the effectively existing share capital, on the following conditions:

- the maximum purchase price may not exceed 100% of the first price quoted upon the admission for trading on the *Premier marché* of the Company (excluding fees) and the minimum sale price should not be less than 50% of the first price quoted upon the admission for trading on the *Premier marché* of the Company (excluding fees), provided that in case of equity-related transactions, particularly any capitalization of reserves and free distribution of shares and/or split or consolidation of shares, the purchase or sale price indicated above will be adjusted accordingly, and with respect to the free distribution of shares, pursuant to Articles L. 443-1 *et seq.* of the French Labor Code, the sale price or monetary equivalent of such shares would be determined in accordance with the specifically applicable legal provisions; in addition, the minimum sale price will not apply to any delivery or as payment or in exchange in the context of acquisitions;
- the total amount allocated to this share repurchase program cannot exceed €400 million;
- this authorization is valid for a maximum period of eighteen months starting from May 27, 2004; and
- the acquisition, sale or transfer of shares can occur (including during a public offer period subject to such offer being exclusively made in cash) in accordance with the conditions prescribed by the market authorities, by any means, in particular on the market or over-the-counter, including through acquisitions, block sales, public tender, exchange or sale offers, through the use of any financial instruments particularly through the issuance of warrants or securities giving a right to shares of the Company, or through the implementation of option schemes under the conditions prescribed by the market authorities, including the sale of purchase or exchange options, and during the period that the Management Board or the person acting pursuant to the delegation by the Management Board will decide.

Such purchases of shares may take place for any purpose permitted by law or that will be permitted by law; in particular, the Company may use this share repurchase program to:

- proceed with purchases and sales based on market conditions;
- allocate shares to employees as part of their participation in the Company's expansion or pursuant to a company or group savings plan;
- proceed with purchases and sales aimed at stabilizing the market price through a systematic intervention against trends;
- deliver shares in connection with the exercise of rights attached to securities giving a right to shares of the Company through conversion, exchange, redemption, exercise of a warrant or through any other means;
- retain, sell or otherwise transfer such shares by any means, in particular for the exchange or transfer of securities in connection with acquisitions or, more generally, at the time of implementation of a policy of asset and financial management;

- use such shares in any appropriate manner to optimize the management of shareholders' equity of PagesJaunes;
- cancel all or a portion of such shares in accordance with the authorization granted by the general meeting of shareholders of May 27, 2004; and
- perform hedging transactions of securities issued by PagesJaunes.

The Management Board will inform shareholders during the annual general meeting of shareholders of such purchases, transfers or sales of shares.

In connection with the admission for trading of the Company's shares on the *Premier marché* of Euronext Paris S.A., more detailed information on this share repurchase program will be included in the prospectus (*note d'opération*), which is subject to obtaining a *visa* from the *Autorité des marchés financiers* (*AMF*).

Debt securities

On the non-retroactive condition that the Company's shares will be admitted for trading and listed on the *Premier marché* of Euronext Paris S.A., the general meeting of shareholders held on May 27, 2004 authorized the Management Board to proceed in its discretion, on one or more occasions, in France, abroad and/or internationally, with the issuance of bonds or similar securities, in particular subordinated securities of fixed or indefinite maturity, or, in the same issuance, any other debt security of the same priority, and whether or not accompanied with warrants giving right to the distribution, acquisition or subscription of other bonds, similar securities or other securities of such priority.

The general meeting of shareholders decided:

- that the maximum nominal amount, for all the above-mentioned securities to be issued, cannot exceed €2 billion or the equivalent of this amount either in any currency of one of the countries forming part of the euro zone or in a foreign currency other than the euro or in any other monetary unit established by reference to multiple currencies, provided that this maximum nominal amount will apply globally to bonds and similar securities and also to other debt instruments issued immediately upon or following the exercise of warrants, but that this same amount will not include any redemption premium; and
- that this authorization is valid for a period of five years from the day of the shareholders' meeting.

The general meeting of shareholders has granted to the Management Board all the powers, with the power to sub-delegate, on the conditions prescribed by law, to:

- proceed with the issuances described above within the limits specified above, determining the date, type, amounts and currency of the issuance;
- determine the terms of the securities to be issued, in particular their nominal value and the dividend entitlement date, issue price, if applicable at a premium, fixed and/or variable interest rate, payment date, or, in case of variable rate securities, the mechanics for determining the interest rate or conditions of the capitalization of interest;
- based on market conditions, set the terms of amortization and/or mechanics for early redemption of the issued securities, if applicable, with a fixed or variable premium, or even repurchase by the Company;
- if necessary decide to provide a guarantee or surety on the securities issued and determine the nature and terms thereof; and
- in general, decide all terms and conditions of each issuance, including its possible listing on a regulated stock market, conclude all agreements with all banks and entities, take all measures and fulfill all required formalities and, in general, take all actions necessary.

Non-equity securities

At the date of this document, there are no securities not representing share capital of the Company.

Stock Option Plans

At the date of this document, the Company does not intend to put in place any stock option plans.

Evolution of the Company's share capital over the last five years

Date	Transaction	Number of shares issued	Nominal value of capital increase	Issue premium per share	Total amount of issue premium	Successive capital amounts	Number of shares	Nominal value
Mixed general meeting of shareholders March 10, 1999	Conversion to Euro Capital increase by drawing from "other reserves"	—	F 3,140,868.78	—	—	€3,654,000	12,180	€300
Extraordinary general meeting of shareholders June 23, 2000	Capital increase pursuant to contribution by France Telecom	170,520	€51,156,000.00	€547.77	€42,249,363	€54,810,000	182,700	€300
Mixed general meeting of shareholders May 27, 2004	Division of nominal value	274,050,000	—	—	—	€54,810,000	274,050,000	€0.20

MARKET INFORMATION

There is currently no public market for the shares and the shares are not currently listed for trading on any stock market. The PagesJaunes shares have been approved for listing on the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Euronext Paris S.A.

Securities approved for listing on Euronext Paris S.A. ("Euronext Paris") are traded in one of three markets. The securities of most large public companies are listed on the *Premier marché*, with the *Second Marché* available for small and medium-sized companies. Trading on the *Nouveau Marché* was introduced in March 1996 to allow companies seeking development capital to access the stock market. Euronext has announced that it currently expects that, beginning in January 2005, the *Premier marché*, *Second Marché* and *Nouveau Marché* will be combined, and all securities listed on Euronext Paris will trade over a single market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the *Marché Libre OTC*, which is also operated by Euronext Paris.

Admission to the *Premier marché* is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the *Premier marché* are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Shares listed on the *Premier marché* are placed in one of two categories depending on the volume of transactions. PagesJaunes' shares will be listed in the category known as *Continu*, which includes the most actively traded securities.

Securities listed on the *Premier marché* of Euronext Paris are traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time), a pre-closing session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. From 5.30 p.m. to 5.40 p.m. (trading-at-last phase), transactions are executed at the closing price. Any trade of a security that occurs outside the trading hours is effected at a price within a range of 1% around the closing price for that security.

Euronext Paris may temporarily suspend trading in a security listed on the *Premier marché* if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Once trading has commenced, further suspensions for up to four minutes are also possible if the price varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on the *Premier marché* in certain circumstances including, for example, the occurrence of unusual trading activity in a security. In addition, in exceptional cases, the AMF may also require Euronext Paris to suspend trading.

Since September 25, 2000, all trading on the *Premier marché* has been performed on a cash-settlement basis. However, market intermediaries are also permitted to offer investors the possibility of placing orders on a deferred settlement service (*Ordre Stipulé à Règlement-Livraison Différé* or OSRD) for a fee. The OSRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors in shares eligible for the OSRD can elect at the latest on the determination date (*date de liquidation*), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. PagesJaunes' shares will be eligible for the OSRD.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, if the sale of a security traded on a deferred settlement basis takes place before, but during the month when a dividend is paid, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the *Premier marché*, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated

by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the *Premier marché* are cleared through Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading by PagesJaunes in its own shares

Under French law, PagesJaunes may not issue shares to itself, but PagesJaunes may purchase its shares in the limited cases described in "Description of Share Capital – Acquisition by the Company of its own shares".

LIMITATIONS AFFECTING SECURITY HOLDERS

Ownership of shares by non-French persons

Under French law, there is currently no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions. See "Description of Share Capital".

Exchange controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

TAXATION

This section describes the material United States federal income and French tax consequences of acquiring, owning and disposing of shares acquired by a U.S. holder in this offering and held by the U.S. holder as a capital asset for tax purposes. This section does not apply to holders that are members of a special class of holders subject to special rules, including:

- a dealer in securities,
- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
- a tax-exempt organization,
- a life insurance company,
- a person liable for alternative minimum tax,
- a person that actually or constructively owns 10% or more of the Company's share capital or voting stock,
- a person that holds shares as part of a straddle or a hedging or conversion transaction, or
- a U.S. holder whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the Convention Between the United States of America and France for the Avoidance of Double Taxation and Fiscal Evasion (the "Treaty"). These laws are subject to change, possibly on a retroactive basis.

A "U.S. holder" is a beneficial owner of shares that is for United States federal income tax purposes:

- a citizen or resident of the United States,
- a domestic corporation,
- an estate whose income is subject to United States federal income tax regardless of its source, or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Prospective investors should consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of shares in their particular circumstances.

Taxation of Dividends

French Taxation

In France, companies may only pay dividends out of income remaining after tax has been paid.

When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the *avoir fiscal*, in respect of a dividend distributed pursuant to a decision by the responsible body of the distributing French corporation, such as the Company.

The amount of the *avoir fiscal* attached to dividends paid is equal to (1) 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime, or (2) 10% of the dividend paid for other shareholders.

In addition, if the distribution of dividends by a French company gives rise to the French equalization tax (*précompte*), shareholders entitled to the *avoir fiscal* at the rate of 10% are generally entitled to an additional amount of *avoir fiscal* equal to 80% of the *précompte* paid in cash by such company. As further described below, the *précompte* is a tax that is currently paid by French companies when they distribute dividends out of certain profits and such dividends carry an *avoir fiscal* (see paragraph below relating to the *précompte*).

The 2004 French Finance Act contains significant amendments in respect of the tax regime of dividend distributions, however, including the elimination of the *avoir fiscal*. Specifically:

- French resident individuals will continue to benefit from the *avoir fiscal* in respect of 2004 dividend distributions. However, dividends paid to French resident individuals as from January 1, 2005 would no longer carry an *avoir fiscal*. Instead, from 2005 on, they will benefit from a tax allowance of 50% applicable to amounts distributed pursuant to a decision by the responsible body of the distributing company. In addition, individual shareholders will benefit from a tax credit equal to 50% of the distributed amounts, before the application of the relevant tax allowance described above, subject to a threshold of € 115 or € 230, according to the familial situation of the taxpayer. This tax credit is deducted from the personal income tax due with respect to the year over the course of which such amounts were received and may be refunded, as the case may be. The elimination of the *avoir fiscal* and the benefit of the tax credit are solely with respect to distributions paid out as from January 1, 2005.

- legal entities subject to corporation tax will not be able to off-set the *avoir fiscal* against the tax to which such entities are liable, is eliminated with respect to tax credits which can be utilized as from January 1, 2005. In addition, subject to certain exceptions, the French Finance Act for 2004 implements an exceptional levy of 25%, assessed on the dividends received on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.

Pursuant to French domestic law, dividends paid by French companies to non-resident shareholders will generally be subject to a 25% French withholding tax. Under most tax treaties entered into between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld in France. Under some tax treaties, the withholding tax is eliminated altogether.

Certain of these treaties further provide for a transfer of the *avoir fiscal* or similar tax credit to the extent it is available to French resident shareholders and/or a refund of the *précompte*. These provisions of any such treaties, as they relate to the *avoir fiscal* per se and the *précompte*, will no longer apply with respect to distributions made from 2005 on.

The French Finance Act for 2004 does not clarify the situation of non-resident recipients. Non-resident individual shareholders who currently benefit from a treaty providing for the transfer of the *avoir fiscal*, or similar tax credit, however, should (i) remain entitled to the *avoir fiscal*, or similar tax credit, in respect of dividends paid to them in 2004, even if in practice, the *avoir fiscal* is transferred not before January 15, 2005 and (ii) benefit from the tax credit equal to 50% of the distributed amounts subject to a threshold of € 115 or € 230 according to the familial situation of the taxpayer and, as the case may be, a refund of such tax credit, subject to guidance to be issued by the French tax authorities. Non-resident shareholders other than individuals will no longer be entitled to the *avoir fiscal* in respect of dividends distributed from January 1, 2004 and will not be entitled to the transfer of the new tax credit since it is not available to French shareholders who are not individuals.

The following countries, French overseas territories, known as *Territoires d'Outre-Mer*, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	India	Mexico	Switzerland	*French Territoires d'Outre-Mer and Other*
Austria	Israel	Namibia	Togo	Mayotte
Belgium	Italy	The Netherlands	Turkey	New Caledonia
Bolivia	Ivory Coast	New Zealand	Ukraine	Saint-Pierre et Miquelon
Brazil	Japan	Niger	United Kingdom	
Burkina Faso	Latvia	Norway	United States	
Canada	Lithuania	Pakistan	Venezuela	
Estonia	Luxembourg	Senegal		
Finland	Malaysia	Singapore		
Gabon	Mali	South Korea		
Ghana	Malta	Spain		
Iceland	Mauritius	Sweden		

Under these treaties, a shareholder who fulfills specific conditions may currently apply to the French tax authorities for the lower rate of withholding tax, generally 15%, and for a refund equal to the *avoir fiscal*, after deduction of withholding tax payable on the *avoir fiscal*.

The French tax authorities issued guidelines allowing French companies to directly apply the reduced withholding tax rate to residents of the countries mentioned above who had a right to a refund of the *avoir fiscal*. Now that the *avoir fiscal* has been abolished, the procedures and timing for claiming the benefit of the reduced rate of French withholding tax with respect to distributions made from 2005 on, and, if applicable, the transfer of the new tax credit will have to be clarified by the French tax authorities.

Until the French tax authorities issue new guidelines regarding distributions to occur from 2005 on, it is unclear whether, from 2005 on, the Company shall withhold tax from dividends payable to shareholders entitled to a lower treaty withholding tax, at the lower treaty rate or at the rate of 25%. Amounts withheld from dividends paid to shareholders eligible for treaty benefits in excess of the lower treaty rate, however, are refundable from the French tax authorities.

If the distributed dividends carry any *avoir fiscal*, a French company must pay an equalization tax known as the *précompte* to the French tax authorities if it distributes dividends out of (1) profits which have not been taxed at the ordinary corporate income tax rate, or (2) profits which have been earned and taxed more than five years before the distribution. The amount of the *précompte* is equal to 50% of the net dividends before withholding tax.

Although it is not free from doubt, a shareholder that is not a French resident for French tax purposes should obtain a refund of all or part of the *précompte*, if any, the French company actually paid in cash, net of applicable withholding tax on distributions it will make in 2004 if (1) the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of all of the *avoir fiscal*, or (2) the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the *avoir fiscal*.

Note that the French Finance Act for 2004 does not clarify the situation of non-residents. Non-resident shareholders that are not entitled to benefit from the transfer of the *avoir fiscal* but are otherwise entitled to benefit from a double tax treaty (*i.e.*, corporate shareholders and individuals, if they are not entitled to benefit from the transfer of the *avoir fiscal*), should be entitled to a refund of the *précompte*, if any, that the Company will pay in cash on distributions it will make in 2004.

Finally, the exceptional levy introduced by the 2004 French Finance Act of 25% assessed on the net dividends before withholding tax, on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution, will not be refundable to non-resident shareholders but will be offsettable against the corporate income tax liability of the Company of the next three years within the limit of one-third of its amount, any excess being refundable to the Company.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid (before reduction for French withholding taxes and including any *avoir fiscal* or *précompte*) to a U.S. holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period retroactively to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid with respect to the shares generally will be qualified dividend income, provided the U.S. holder meets the holding period requirements.

A U.S. holder must include in the gross amount of dividend any French taxes withheld from the dividend payment even though the holder does not in fact receive the amount withheld. The dividend is taxable to the U.S. holder when it is actually or constructively received by the holder. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such

gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the shares and thereafter as capital gains.

Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. Amounts withheld from dividends paid to shareholders eligible for treaty benefits in excess of the lower treaty rate are refundable from the French tax authorities. To the extent a refund of tax withheld is available to a U.S. holder (for example, because the holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder's United States federal income tax liability.

Dividends will be income from sources outside the United States, and generally will be "passive income" or "financial services income," which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Taxation of Capital Gains

French Taxation

Generally, a shareholder of the Company will not be subject to any French income tax or capital gains tax upon sale or disposition of shares of the Company if both of the following apply to such shareholder:

- the shareholder is not a French resident for French tax purposes; and
- the shareholder has held not more than 25% of the Company's dividend rights, known as *droits aux bénéfices sociaux*, at any time during the preceding five years alone or with relatives, either directly or indirectly.

If a double tax treaty between France and the country of residence of the shareholder of the Company contains more favorable provisions, such shareholder may not be subject to any French income tax or capital gains tax upon sale or disposition of any shares of the Company, even if one or both of the above statements applies to such shareholder.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not subject to French income tax or capital gains tax upon disposition of any shares of the Company.

If a transfer of shares of the Company is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3.049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of shares, a U.S. holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis (determined in U.S. dollars) in such shares. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

Additional French Tax Considerations

French Estate and Gift Taxes

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. Investors should consult their own tax advisor about whether French estate and gift tax will apply to them and whether they may claim an exemption or tax credit.

French Wealth Tax

Individual shareholders of the Company will not be subject to French wealth tax, known as *impôt de solidarité sur la fortune*, on the shares of the Company if both of the following apply to such shareholder:

- the shareholder is not a French resident for the purpose of French taxation; and
- the shareholder owns less than 10% of the Company's capital stock, either directly or indirectly, provided such shareholder's shares do not enable him to exercise influence on the Company.

If a double tax treaty between France and the country of residence of the shareholder of the Company contains more favorable provisions, such shareholder may not be subject to French wealth tax even if one or both of the above statements applies to such shareholder.

Additional United States Federal Income Tax Considerations

Passive Foreign Investment Company Rules

The Company believes that its shares should not be treated as stock of a passive foreign investment company, or "PFIC," for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were treated as a PFIC, gain realized on the sale or other disposition of the shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if it had realized the gain and certain "excess distributions" ratably over its holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Dividends received from the Company will not be eligible for the special tax rates applicable to qualified dividend income, if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year, but will be taxable at rates applicable to ordinary income.

If the shares are treated as marketable stock, however, a U.S. holder may also make a mark-to-market election and will not be subject to the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of the shares at the end of the taxable year over the holder's adjusted basis in the shares. Amounts treated as ordinary income under these rules also will not be eligible for the special tax rates applicable to qualified dividend income.

A U.S. holder that owns shares during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

Information Reporting and Backup Withholding

Information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to a noncorporate U.S. holder in respect of:

- dividend payments and other taxable distributions made to the holder within the United States or, in certain circumstances, outside the United States by certain financial intermediaries, and
- the payment of the proceeds to the U.S. holder from the sale or disposition of shares effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments to a noncorporate U.S. holder that:

- fails to provide an accurate taxpayer identification number,
- is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on the holder's federal income tax returns, or
- in certain circumstances, fails to comply with applicable certification requirements.

In addition, a sale or disposition of shares effected at a foreign office of a broker generally will be subject to information reporting if the broker is:

- a United States person,
- a controlled foreign corporation for United States tax purposes,
- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
- a foreign partnership, if at any time during its tax year:

- one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

- such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply to the sale by a U.S. holder that is subject to information reporting, if the broker has actual knowledge that the holder is a United States person.

A holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's United States federal income tax liability by filing a refund claim with the Internal Revenue Service.

General

Wanadoo, PagesJaunes and the underwriters in the Global Offering have entered into a global underwriting agreement with respect to the International Offering and the French Public Offering. ABN AMRO Rothschild GIE, BNP Paribas, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as Joint Global Coordinators and Joint Bookrunners for the Global Offering and CALYON is acting as Retail Global Coordinator and Joint Bookrunner for the French Public Offering. Under the terms of the global underwriting agreement, the underwriters have agreed, severally and not jointly, subject to the satisfaction of certain conditions, to use their best efforts to procure purchasers for or, failing which, to purchase themselves, the respective number of shares being offered in the International Offering set forth opposite their names in the table below.

Underwriters	Number of Shares
ABN AMRO Rothschild GIE	6,000,000
BNP Paribas	6,000,000
CALYON	6,000,000
Lehman Brothers International (Europe)	6,000,000
Morgan Stanley & Co. International Limited	6,000,000
CDC-IXIS Capital Markets and Lazard Frères Banque, acting severally under the name Lazard-IXIS	2,100,000
Citigroup Global Markets Limited	2,100,000
Goldman Sachs International	2,100,000
Société Générale	2,100,000
Dresdner Bank AG London	1,600,000
Total	40,000,000

The Global Offering, which consists of 88,000,000 shares, comprises this International Offering and the French Public Offering. Wanadoo is offering 40,000,000 shares in the International Offering. The shares in the International Offering are being offered to institutional investors at the International Offering price stated on the cover page of this offering memorandum. After the initial offering, the shares may be offered at a different price.

Wanadoo is offering 48,000,000 PagesJaunes shares in the French Public Offering in the form of an open price retail offer, or *offre à prix ouvert*. The shares in the French Public Offering are being offered at the International Offering price less a discount of €0.30 per share. Pursuant to the global underwriting agreement, these shares are being underwritten by the underwriters on a standby basis in the same proportions among them as in the International Offering. Certain former shareholders of Wanadoo who tendered their Wanadoo shares into France Telecom's Exchange Offer for the shares of Wanadoo, as well as shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 21, 2004, shareholders of Wanadoo at the close of trading on Euronext Paris S.A. on June 28, 2004 and certain individual investors, may submit priority orders in the French Public Offering, subject to certain conditions and limits.

Wanadoo has granted to the Joint Global Coordinators, on behalf of the underwriters, an Over-Allotment Option, exercisable on one occasion until August 6, 2004, to purchase up to 13,200,000 additional shares of PagesJaunes at the International Offering price, less the selling commission described below. The Joint Global Coordinators may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Global Offering. To the extent this Over-Allotment Option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase such additional shares in the same proportions as set forth in the table above.

Concurrently with the Global Offering, PagesJaunes is offering, through capital increases reserved for employees, up to 9,591,750 newly-issued shares to certain eligible current and former employees of PagesJaunes, France Telecom and certain of their subsidiaries (including QDQ Media). See "— Employee Offering" below.

The PagesJaunes shares have been approved for listing on the monthly settlement market of the *Premier marché* of Euronext Paris S.A. under the symbol "PAJ".

Wanadoo has agreed to pay the various underwriters, in respect of the International Offering, underwriting commissions of 0.30% and management commissions of 0.30% of the aggregate offering price for the shares offered in the International Offering (excluding any shares sold pursuant to the Over-Allotment Option), together with any applicable VAT. Wanadoo has also agreed to pay the various

underwriters, in respect of the International Offering (other than to the Retail Global Coordinator for the French Public Offering, for which separate arrangements apply), a selling commission of 0.90% of the aggregate offering price for the shares offered in the International Offering (including with respect to any additional shares sold as a result of any exercise of the Over-Allotment Option), together with any applicable VAT. In addition, Wanadoo may at its sole discretion pay to one or more of the underwriters an incentive fee of up to €12,528,000 in the aggregate, the final incentive fees payable to each individual underwriter being based on, among other factors, the final offering price achieved.

Wanadoo and PagesJaunes have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters are entitled to terminate the global underwriting agreement under certain circumstances.

Prior to this offering, there has been no public market for the PagesJaunes shares. The International Offering price was determined through negotiations among Wanadoo, PagesJaunes and the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of PagesJaunes and the industries in which it operates in general, sales, earnings and certain other financial and operating information relating to PagesJaunes in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of PagesJaunes. There can be no assurance that the offering price corresponds to the price at which the shares will trade in the public market following this offering or that an active market for the shares will develop and continue after this offering.

Wanadoo and PagesJaunes have been advised by certain of the underwriters that they intend to make a market in the shares as permitted by applicable laws and regulations. However, these underwriters are under no obligation to do so, and any such market-making may be interrupted or discontinued at the discretion of the market makers without notice.

Delivery of shares and payment

Wanadoo expects that delivery of the shares will be made against payment therefor on or about July 13, 2004.

Lock-up agreements

Wanadoo and PagesJaunes have agreed that neither Wanadoo nor PagesJaunes will, without the prior written consent of the Joint Global Coordinators, issue, offer for sale or sell any shares of PagesJaunes or securities exchangeable or convertible into, or exercisable for, shares of PagesJaunes (together, "Equity Securities") for a period of 180 days following the closing date of the Global Offering. The restrictions in the preceding sentence are subject, in PagesJaunes' case, to certain exceptions, including:

(i) the issuance of the newly-issued shares in the Employee Offering;

(ii) the sale of up to 1,000,000 existing shares in stabilization transactions;

(iii) the issuance of Equity Securities in connection with any restructuring involving a transfer from France Telecom or any of its affiliates (including, in particular, the possible transfer from Wanadoo International to PagesJaunes of the shares or assets of Telecontact (Maroc) and/or Jordan Yellow Pages), provided that in any such event PagesJaunes will procure that the recipient of Equity Securities is bound by the lock-up for the balance of its term;

(iv) the issuance of Equity Securities, after an initial period of 90 days following the closing date of the Global Offering, in connection with any acquisition of shares or assets of a third party, to the extent the related capital increase does not exceed 3% of the then outstanding share capital of PagesJaunes; and

(v) the issuance of Equity Securities for any other purpose, to the extent the related capital increase does not exceed 2,000,000 shares in the aggregate.

Stabilization and other transactions

In order to facilitate the offering of the shares, Morgan Stanley & Co. International Limited (the "Stabilizing Manager"), on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the Stabilizing Manager may over-allot in connection with the offering, creating a short position in the shares for its own account. In addition, to cover over-allotments or to stabilize the price of the shares, the Stabilizing Manager may bid for, and purchase, shares

in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in the offering, if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Relationships between PagesJaunes, Wanadoo, France Telecom and the underwriters in the International Offering

From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to Wanadoo, PagesJaunes or France Telecom and some of the underwriters may have commercial banking relationships with Wanadoo, PagesJaunes or France Telecom.

Employee Offering

Concurrently with the Global Offering, PagesJaunes is, by way of capital increases, offering up to 9,591,750 newly-issued shares, or up to 3.5% of its current capital stock, in France and Spain on a reserved basis to certain eligible current and former employees of France Telecom, PagesJaunes and certain of France Telecom's and PagesJaunes' subsidiaries (including QDQ Media) who belong or could belong to the France Telecom group savings plan. On the basis of an independent expert's final valuation report, PagesJaunes' Management Board, at its meeting held on July 7, 2004, set the subscription price for the Employee Offering at €11.30 per share. The Employee Offering is conditional on the listing of the PagesJaunes shares on the *Premier marché* of Euronext Paris S.A.

TRANSFER AND SELLING RESTRICTIONS

General

Except in relation to the offering of shares in France, no action has been or will be taken in any jurisdiction by PagesJaunes, Wanadoo or the underwriters that would permit a public offering of the shares or possession or distribution of an offering memorandum in any jurisdiction where action for that purpose would be required. This offering memorandum may not be used for, in connection with, and does not constitute any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required to inform themselves about, and to observe, all such restrictions. Neither PagesJaunes, nor Wanadoo, nor any of the underwriters accepts any responsibility for any violation by any person, whether or not it is a prospective purchaser of shares, of any such restrictions. Each underwriter has agreed to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession any offering documents or any amendment or supplement thereto or any other offering or publicity material.

United States

The shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. The underwriters have agreed to offer and sell the shares in the United States only to qualified institutional buyers as defined in and pursuant to Rule 144A under the Securities Act or outside the United States in compliance with Regulation S under the Securities Act.

Regulation S shares

Each purchaser of the shares being offered in reliance on Regulation S will be deemed to have represented, agreed and acknowledged that it has received a copy of this offering memorandum and that:

(1) the purchaser is outside the United States;

(2) the purchaser is aware that the shares have not been and will not be registered under the Securities Act and that the shares are being offered outside the United States in reliance on Regulation S;

(3) the shares may not be resold in the United States except pursuant to an exemption from the registration requirements of the Securities Act;

(4) if the purchaser is acquiring the shares as a fiduciary or agent for one or more other investor accounts, with respect to each such account it has sole investment discretion and it has full power to make these acknowledgements, representations and agreements on behalf of such account; and

(5) PagesJaunes, Wanadoo, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of or by the purchaser.

In addition, until 40 days after the commencement of the Global Offering, any offer or sale of the shares that is made within the United States by any dealer (whether or not participating in the Global Offering) may violate the registration requirements of the Securities Act.

Rule 144A shares

The global underwriting agreement provides that the underwriters may, directly or though affiliates, arrange for the offer and resale of the shares within the United States only to qualified institutional buyers as defined in Rule 144A ("QIBs") and in compliance with applicable state securities laws. Each purchaser of the shares within the United States pursuant to Rule 144A will be deemed to have represented, agreed and acknowledged that it has received a copy of the offering memorandum and that:

(1) the shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

(2) the purchaser (i) is a QIB within the meaning of Rule 144A, (ii) is aware, and each beneficial owner of the shares has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such shares for its own account or for the account of a QIB;

(3) the purchaser is aware that the shares are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

(4) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such shares, such shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) in accordance with Rule 144 under the Securities Act (if available but in respect of which no representation is made) or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction; and

(5) PagesJaunes, Wanadoo, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of and by the purchaser. If the purchaser is acquiring any shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

France

This offering memorandum has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the "AMF") and accordingly may not be used in connection with any offer to purchase, subscribe or sell shares to the public in France. For the purposes of the French Public Offering and the listing of the shares on Euronext Paris, a *Prospectus* consisting of a *Document de Base* and a *Note d'Opération* in the French language has been prepared and has received the *visa* of the AMF.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a) it has not offered for sale or sold, and, prior to the expiry of a period of six months from the closing date for the Global Offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to PagesJaunes; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

No prospectus has been issued or will be issued in respect of the shares for distribution to the public under applicable Canadian securities laws (including the securities laws of the Canadian provinces and territories). The shares may not be offered or sold, directly or indirectly, in Canada, or any province or territory thereof, except with the prior authorization of the Joint Global Coordinators to persons resident in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec or Prince Edward Island (collectively, the "offering provinces") only and in compliance with applicable Canadian securities laws, and accordingly, the shares will be offered or sold in the offering provinces only (i) pursuant to an exemption from the prospectus and registration requirements of applicable securities legislation of any of the offering provinces, and (ii) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registration requirements in each of the offering provinces.

Japan

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended). No person may offer or sell, directly or indirectly, any shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for offering or sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Italy

The offer of shares has not been cleared by the *Commissione Nazionale per le Società e la Borsa* ("Consob") pursuant to Italian securities legislation and, accordingly, no shares will be offered, sold or delivered, no copies of this offering memorandum or any other document relating to the shares may be distributed in the Republic of Italy, except to professional investors, as defined in Article 31, second paragraph, of Consob Regulation n. 11522 of July 1, 1998, as amended, and provided that such professional investors act for their own account and not as depositaries or nominees for other shareholders.

The Netherlands

The shares may not be offered or sold, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, or as ancillary activity, invest in securities).

Spain

The Global Offer has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

AVAILABLE INFORMATION

The Company is not required to file periodic reports under Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company will, however, apply for an exemption from the filing requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder and will furnish certain documents to the U.S. Securities and Exchange Commission pursuant to such rule. If, at any time, the Company is neither subject to Section 13(a) or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), it will furnish, upon request, to any holder of shares or any prospective purchaser designated by such shareholder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate resales of the shares pursuant to Rule 144A.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

The Company is a *société anonyme*, a form of limited liability company, established under the laws of France. The Company's directors and substantially all of its executive officers are non-residents of the United States, and a substantial portion of the assets of the Company and its directors and executive officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to execute judgments of courts of the United Stated predicated upon any civil liability provisions of the U.S. federal or state securities laws.

In an original action brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to adjudicate such action. Actions for enforcement of judgments of U.S. courts rendered against the French persons referred to in the preceding paragraph would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Company believes that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, while the obtaining of evidence in France or from French persons in connection with actions in the United States under the U.S. federal securities laws is subject to the procedures of the Hague Convention on the Taking of Evidence Abroad in Civil or Commercial Matters, the obtaining of such evidence could be affected under certain circumstances by the French Law of July 16, 1980, which may preclude or restrict the obtaining of such evidence.

INDEPENDENT AUDITORS

The Group's unaudited pro forma consolidated financial statements at and for each of the three years ended December 31, 2001, 2002 and 2003 have been examined, in accordance with professional standards applicable in France, by Deloitte Touche Tohmatsu, independent auditors, and Ernst & Young Audit, as independent contractual auditors, as stated in their report appearing elsewhere herein. The Group's consolidated financial statements at and for the year ended December 31, 2003 were audited in accordance with professional standards applicable in France by Deloitte Touche Tohmatsu, independent statutory auditors, and Ernst & Young Audit, as independent contractual auditors, as stated in their report appearing elsewhere herein. The Company's statutory annual financial statements for the year ended December 31, 2003 have been audited in accordance with professional standards applicable in France by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing elsewhere herein. The Company's statutory annual financial statements for the year ended December 31, 2002 have been audited in accordance with professional standards applicable in France jointly by RSM Salustro Reydel and Ernst & Young Audit, independent auditors.

VALIDITY OF THE SHARES

The validity of the shares offered hereby will be passed upon for PagesJaunes by Sullivan & Cromwell LLP, the Company's U.S. and French counsel, and for the underwriters by Shearman & Sterling LLP, U.S. and French counsel for the underwriters.

GLOSSARY

Azur number: Telecommunication number, for which the cost is shared between the publisher of the service and the caller.

Company: PagesJaunes S.A.

Consolidated Group: The Consolidated Group means the consolidated group of entities consisting of the Company and all its subsidiaries, except PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban.

Consolidated Revenues of the Group: The consolidated revenues of the Group take into account the revenues of PagesJaunes and all its subsidiaries, with the exception of the revenues of PagesJaunes Outre-Mer, Kompass Belgium and PagesJaunes Liban, which are not consolidated.

Directory: A directory is a compilation of lists of professionals and/or individuals, subscribed to a fixed or mobile operator, for publication in alphabetical order or by heading in printed or online platforms.

EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.

External revenues of the Group: Revenues of the Group generated by third parties outside the France Telecom Group.

France Telecom Group: France Telecom S.A. and all its subsidiaries.

Group: The Group refers to the group of companies made up of the Company and all its subsidiaries.

I-mode: Protocol for exchange of data developed by a Japanese mobile operator, NTT DoCoMo, optimizing Internet access from mobile terminals.

Intranet: Local network using the same protocols and technologies as the Internet, with the difference that it connects the computers in a private manner, that is without being open to all Internet users. Examples: Enterprise Intranet, Community Intranet, etc.

Publisher: Individual or legal entity that assumes the responsibility for the contents that it distributes.

Reach rate of an Internet site: Number of Internet users that have connected to a given site at least once in a given period of time divided by the total number of Internet users active during the same period of time.

Régie publicitaire (advertising representation): Relationship in which an individual or legal entity (the advertising representative) is charged with commercializing the advertising space contained in a publication that is published by a third-party where the rights and obligations of the advertising representative are defined by an advertising representation agreement.

WAP (Wireless Application Protocol): Protocol for exchange of data developed by several mobile phone manufacturers optimizing Internet access from mobile terminals.

Web call-back: Functionality allowing telephonic connection (on request from the Internet user) to advertisers through an icon placed on the Internet site of the advertiser.

Report of the Statutory Auditor and the Contractual Auditor on the Pro Forma Unaudited Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

ERNST & YOUNG Audit
Faubourg de l'Arche
11, avenue de l'Arche
92400 Courbevoie
S.A. with a share capital of €3,044,220
344,366,315 R.C.S. Nanterre

Statutory Auditor
Member of the Regional Council
of Paris

DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with a share capital of €1,266,944
377,876 R.C.S. Nanterre

Statutory Auditor
Member of the Regional Council
of Versailles

Dear Chairman of the Management Board,

You have requested that we examine the pro forma consolidated financial statements for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002 and January 1, 2003 to December 31, 2003, as attached to this report, which consolidated financial statements were prepared in connection with the initial public offering of PagesJaunes.

These pro forma consolidated financial statements were drawn up a first time on May 5, 2004, under the responsibility of the management of the company. These financial statements were the subject of an examination by us, which led us to include an unqualified conclusion in our report issued on May 6, 2004. These financial statements were drawn up a second time by the Management Board on May 27, 2004, under the responsibility of the management of the company in order to reflect the modifications to the historical consolidated financial statements, as mentioned in the report of the Management Board.

These pro forma consolidated financial statements were prepared on the basis of the consolidated financial statements of the PagesJaunes Group at December 31, 2003, as modified and approved a second time by the Management Board on May 27, 2004, as well as the annual financial statements of QDQ Media and Wanadoo Maps. The consolidated financial statements of the PagesJaunes Group, which are presented with the pro forma financial statements, were audited according to professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Our audit has led us to express an opinion on the consolidated financial statements, without observations.

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

The financial statements of QDQ Media with respect to the years ended December 31, 2001 and 2002 were audited by Audihispana, which led them to issue an opinion which is qualified with respect to a limitation in the scope of procedures performed on customer receivables and, concerning the year ended December 31, 2001, contains an observation related to a change in the method of accounting for sales as set out in Notes 2 and 21 to the financial statements.

The annual financial statements of QDQ Media with respect to the year ended December 31, 2003 were audited by Deloitte Madrid which led to an opinion without reservation or observation.

We have examined the pro forma consolidated financial statements in accordance with professional standards applicable in France. Those standards require an assessment of the procedures established for the choice of conventions and the establishment of pro forma consolidated financial statements as well as procedures to ensure the conventions used are consistent, to verify they are correctly recorded and to ensure conformity between the accounting methods used and those followed in establishing the most recent consolidated financial statements.

The pro forma consolidated financial statements are intended to reflect the impact on historical financial data of certain events or transactions, before their actual date of their occurrence. They do not, however, necessarily represent the financial situation or performance that would have been recorded had the transaction or event occurred at a date earlier than its actual or expected occurrence.

In our opinion, the methods used constitute a reasonable basis to present the effects on the Group's historical consolidated financial statements of the acquisitions of the subsidiaries of Wanadoo acquired in the first half of 2004 in the pro forma financial statements, they are correctly recorded and, subject to the possible effects on the 2001 and 2002 financial statements of the limitations in the scope of procedures related to the customer accounts receivable of QDQ Media in 2001 and 2002 as noted in our report on the pro forma financial statements and to their impact on the provision related to customer receivables in the 2003 income statement, the accounting methods used are in conformity with those used for the preparation of the consolidated financial statements of PagesJaunes SA, it being noted that the balance sheet of QDQ Media as of December 31, 2003 does not raise any qualification with regard to this conformity.

Courbevoie and Neuilly-sur-Seine on May 28, 2004

Contractual Auditor

ERNST & YOUNG Audit

Christian Chiarasini

Statutory Auditor

DELOITTE TOUCHE TOHMATSU

Jean-Paul Picard Eric Gins

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF INCOME

(In thousands of euros, except share information and results per share)	Notes	Year ended December 31		
		2003	2002	2001
Revenues	4	917,341	871,123	807,101
Cost of services and products sold		(234,933)	(239,385)	(249,236)
Commercial costs		(292,385)	(289,742)	(249,533)
Administrative costs		(54,043)	(61,603)	(49,398)
Research and development costs		(1,737)	(2,419)	(3,079)
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	4	**334,243**	**277,974**	**255,855**
Depreciation and amortization		(12,575)	(14,933)	(16,100)
Operating income		**321,668**	**263,041**	**239,755**
Financial income (expense), net	6	19,298	15,856	16,133
Foreign exchange gain (loss), net		(193)	(104)	57
Current income of consolidated companies		**340,773**	**278,793**	**255,945**
Other non-operating income (expense), net	7	(3,144)	39,616	(1,564)
Corporate income taxes	8	(123,440)	(121,459)	(92,477)
Employee profit-sharing		(26,866)	(24,608)	(21,296)
Net income of consolidated companies		**187,323**	**172,342**	**140,608**
Share of net income of companies accounted for using the equity method		1,175	1,003	778
Goodwill amortization	9	(5,884)	(4,117)	(3,238)
Exceptional goodwill amortization	9	0	0	0
Net income of the consolidated group		**182,614**	**169,228**	**138,148**
Minority interest		0	0	0
Net income		**182,614**	**169,228**	**138,148**
Earnings per share (in euros)				
Number of shares at December 31		182,700	182,700	182,700
Net income before goodwill amortization and minority interests – basic		1,031.74	948.80	773.87
Net income of the Group – basic		999.53	926.26	756.15

PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of euros)	Notes	At December 31		
		2003	2002	2001
ASSETS				
Goodwill, net	9	72,484	69,535	73,652
Other intangible assets, net	10	2,331	1,173	1,352
Property, plant and equipment, net	11	25,917	28,465	77,961
Investments accounted for using the equity method	12	2,504	2,353	1,965
Other investment securities, net	13	388	2,169	6,165
Other long-term assets, net	14	1,596	1,918	2,987
Deferred income tax, net	8	6,508	6,354	17,043
Total long-term assets		**111,728**	**111,967**	**181,125**
Inventories		7,428	12,424	12,821
Trade accounts receivable, net of provisions	15	389,894	377,939	353,140
Deferred income tax, net	8	18,056	12,817	6,409
Prepaid expenses and other current assets	16	137,870	127,332	135,003
Marketable securities	19	11,600	11,409	11,893
Cash and cash equivalents	19	461,083	498,075	433,202
Total current assets		**1,025,931**	**1,039,996**	**952,468**
TOTAL ASSETS		**1,137,659**	**1,151,963**	**1,133,593**
LIABILITIES				
Share capital		54,810	54,810	54,810
Additional paid-in capital		42,249	42,249	42,249
Reserves		40,764	119,640	133,133
Net income		182,614	169,228	138,148
Foreign currency translation adjustment		0	0	0
Treasury shares		0	0	0
Shareholders' Equity	21	**320,437**	**385,927**	**368,340**
Minority interests		**0**	**0**	**0**
Long-and medium-term debt	19	0	54	36,589
Other long-term liabilities	20	24,924	24,213	17,695
Total long-term liabilities		**24,924**	**24,267**	**54,284**
Current portion of long- and-medium-term debt (maturing in less than one year)	19	3,822	4,077	8,158
Bank overdrafts and other short-term borrowings	19	12,351	31,356	15,393
Trade accounts payable		119,987	108,690	106,359
Accrued expenses and other short-term provisions	20	179,079	177,858	171,775
Other current liabilities	20	1,915	3,124	3,999
Deferred income	17	475,144	416,664	405,285
Total current liabilities		**792,298**	**741,769**	**710,969**
LIABILITIES AND SHAREHOLDERS EQUITY		**1,137,659**	**1,151,963**	**1,133,593**

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of euros, except share information)

	Number of shares issued	Share capital	Additional paid-up capital	Acquisitions made in 2004	Reserves	Total shareholders' equity
Balance at January 1, 2001	**182,700**	**54,810**	**42,249**	**0**	**166,030**	**263,089**
Acquisition of QDQ Media				107,417		107,417
Income in 2001					138,148	138,148
Dividends paid					(140,314)	(140,314)
Balance at December 31, 2001	**182,700**	**54,810**	**42,249**	**107,417**	**163,864**	**368,340**
Income in 2002					169,228	169,228
Dividends paid					(151,641)	(151,641)
Balance at December 31, 2002	**182,700**	**54,810**	**42,249**	**107,417**	**181,451**	**385,927**
Income in 2003					182,614	182,614
Dividends paid					(248,104)	(248,104)
Balance at December 31, 2003	**182,700**	**54,810**	**42,249**	**107,417**	**115,961**	**320,437**

PRO FORMA UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

(In thousands of euros)	Notes	Year ended December 31		
		2003	2002	2001
CASH FLOW RELATED TO OPERATIONS				
Consolidated net income of the Group		182,614	169,228	138,148
Adjustments to reconcile net income to funds generated from operations				
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill		18,459	19,050	19,338
Net loss (gains) on sales of assets		1,383	(26,025)	11,444
Change in other provisions		20,834	5,415	(7,043)
Undistributed earnings of companies accounted for using the equity method		(151)	(389)	(324)
Deferred income taxes		(5,355)	4,283	(3,790)
Minority interests		0	0	0
Unrealized exchange rate gain		0	(54)	0
Other non-monetary items		0	0	180
Change in working capital				
Decrease (increase) in inventories		5,136	397	(2,333)
Decrease (increase) in trade accounts receivable		(24,151)	(28,979)	(58,634)
Decrease (increase) in other receivables		(10,448)	6,703	18,219
Increase (decrease) in trade accounts payable		11,011	4,606	(41,267)
Increase (decrease) in other payables		52,996	20,910	(14,088)
Net cash from operations		**252,328**	**175,145**	**59,850**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors		(11,516)	(14,625)	(9,747)
Proceeds from sale of tangible and intangible assets		95	33,477	211
Purchase of own shares		0	0	0
Acquisitions of investment securities and subsidiaries, net of cash acquired		(10,067)	0	(17,279)
Cash paid for investment securities and acquired businesses		0	0	0
Proceeds from sales of investment securities and businesses, net of cash transferred		0	7,158	1,799
Other decreases (increases) in marketable securities and other long-term assets		(370)	3,540	(1,382)
Net cash used in investing activities		**(21,858)**	**29,550**	**(26,398)**
CASH FLOW FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term debt		(308)	(3,377)	1,781
Increase (decrease) in bank overdrafts and short-term borrowings		(18,731)	15,963	20,088
Minority shareholders' contributions		0	0	0
Dividends paid		(248,106)	(151,641)	(140,314)
Net cash provided by (used in) financing activities		**(267,145)**	**(139,055)**	**(118,445)**
Net increase (decrease) in cash and cash equivalents		(36,675)	65,641	(84,993)
Effect of changes in exchange rates on cash and cash equivalents		(317)	(768)	0
Cash and cash equivalents at beginning of period		498,075	433,202	518,195
Cash and cash equivalents at end of period		**461,083**	**498,075**	**433,202**

1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the pro forma consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

2. ACCOUNTING METHODS

2.1 Preparation of pro forma consolidated financial statements

The pro forma consolidated financial statements for the years 2001, 2002 and 2003 are intended to illustrate the effect of the acquisitions of Wanadoo subsidiaries acquired during the first-half of 2004 on the historic consolidated financial statements of the PagesJaunes Group.

These pro forma financial statements have been prepared on the basis of the historic consolidated financial statements of PagesJaunes and those of its acquired subsidiaries, adjusted as indicated in the paragraphs below.

The main practices used for preparing the pro forma financial statements are as follows:

2.1.1 Scope of consolidation:

The scope of consolidation (note 27) for the years 2001 to 2003 includes:

- The subsidiaries and investments of PagesJaunes as of December 31, 2003,
- QDQ Media and Wanadoo Maps acquired during the first half of 2004 from Wanadoo, and which are included in the pro forma financial statements as of the dates they entered into Wanadoo's scope of consolidation, namely on April 1, 2001 and January 1, 2003, respectively.

The sales of ODA do Brasil and Telelistas by PagesJaunes SA in 2001, having an impact on the consolidated results of less than €2 million, have not been adjusted in the pro forma consolidated financial statements.

2.1.2 Non-consolidated subsidiaries

In establishing the pro forma financial statements, Kompass Belgium, which was acquired for €1.8 million, has not been consolidated given its insignificant nature.

2.1.3 Income statement principles

The income statement includes:

- the consolidated operating income of PagesJaunes, combined with those of acquired subsidiaries;
- the amortization of goodwill of these subsidiaries, calculated as of December 31, 2003 and, which corresponds provisionally to the goodwill on such date; and
- the financial expenses related to the financing of these acquisitions.

The current tax reported in the pro forma consolidated financial statements corresponds to the tax declared by the companies of the Group. This value was adjusted to take into account the variation in income related to the adjustment of investment income.

The calculations for investment interests were revised to take into account the elements described above.

No adjustment related to fixed charges has been recorded, insofar as the entities account for these expenses individually.

2.1.4 Balance sheet principles

The pro forma consolidated balance sheet for 2001 has been prepared as follows:

In order to have shareholders' equity at December 31, 2003 correspond to that in the PagesJaunes consolidated balance sheet after consolidation of the subsidiaries acquired in 2004, the losses of these subsidiaries, and the amortization of goodwill between their dates of acquisition and December 31, 2003 (€107 million) have been shown by convention as an increase in the consolidated shareholders' equity of PagesJaunes;

In order to ensure *consistency between the income statement and the balance sheet*, the balance sheet includes the goodwill of the acquired subsidiaries and determined at December 31, 2003 (€64 million), increased by convention by the amortization shown in the income statements for the periods of 2001 to 2003 (€10 million); and

In order to present only the operating cash flow of the acquired entities during the period, the cash flows corresponding to the QDQ Media capital increases subscribed to by Wanadoo during the periods 2002 and 2003 (€80 million) have been eliminated from the cash flows of the period and recognized, by convention, as a decrease in pro forma debt.

This balance sheet as of December 31, 2001 is summarized below:

(in thousands of euros)	PagesJaunes historical	Subsidiaries	Combined	Pro forma entries		Pro Forma Dec. 31, 2001
Goodwill	2,396	0	2,396	73,895	-2,639	73,652
Marketable securities, cash and cash equivalents	484,296	1,361	485,657	-17,000	-23,562	445,095
Other receivables					2,317	2,317
Other debt					6,366	6,366
Debt	56,128	102,964	159,092	-79,511	-19,441	60,140
Income	167,791	-21,732	146,059		-7,911	138,148
Shareholders' Equity	119,307	-22,623	96,684	107,417	26,091	230,192

2.2 Accounting methods

The consolidated pro forma financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

2.2.1 First time application of new accounting standards and regulations

Financial Security Law

The Financial Security Law ("*Loi de Sécurité Financière*") has been effective since its publication in the French government official journal (*Journal Officiel*) on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any such entity.

Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

2.2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.

- The costs resulting from the French legal employee profit-sharing plan is presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.
- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

2.3 Consolidation Principles

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole;
- Material inter-company balances and transactions are eliminated.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to a periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;
- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.
- Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

Revenue recognition

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are recognized over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales force and telesales force, as well as editorial fees.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

Research and development

Research and development costs are expensed in the same year as they are incurred.

Trade accounts receivable

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

Inventories and work-in-progress

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

Other intangible assets

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

Provisions for risks and charges

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Pension obligations and similar benefits

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

3. ADDITIONAL INFORMATION

For illustration purposes, the table below shows operating income for the year 2001 for PagesJaunes and QDQ Media over 12 months.

(In thousands of euros)	PagesJaunes (1)	QDQ Media (2)	Combined total
Revenues	807,101	8,199	815,300
Operating costs	-551,246	-44,487	-595,733
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	**255,855**	**-36,288**	**219,567**
Depreciation and amortization	-16,100	-239	-16,501
Operating income	**239,755**	**-36,527**	**203,066**

(1) Consolidated pro forma financial statements of PagesJaunes
(2) QDQ Media income statement from January to March 2001

4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

(In thousands of euros, except average number of employees)	PagesJaunes in France	International & Subsidiaries	Group Total
As of December 31, 2003			
Revenues	847,506	69,835	917,341
EBITDA (1)	367,195	(32,952)	334,243
Depreciation and amortization	(8,395)	(4,180)	(12,575)
Operating income	358,800	(37,132)	321,668
Purchases of tangible and intangible assets	7,278	5,003	12,281
Average number of employees (2)	3,011	1,248	4,259
As of December 31, 2002			
Revenues	797,579	73,544	871,123
EBITDA (1)	311,099	(33,125)	277,974
Depreciation and amortization	(9,351)	(5,582)	(14,933)
Operating income	301,748	(38,707)	263,041
Purchases of tangible and intangible assets	8,543	3,806	12,349
Average number of employees (2)	2,975	1,297	4,272
As of December 31, 2001			
Revenues	743,895	63,206	807,101
EBITDA (1)	274,623	(18,768)	255,855
Depreciation and amortization	(13,073)	(3,027)	(16,100)
Operating income	261,550	(21,795)	239,755
Purchases of tangible and intangible assets	7,049	4,901	11,950
Average number of employees (2)	2,887	1,094	3,981

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Average number of employees in full time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

Geographic breakdown

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Revenues			
France	885,330	832,354	776,519
Others	32,011	38,769	30,582
Tangible and intangible assets			
France	27,711	26,790	76,637
Others	8,430	8,947	7,580

5. PERSONNEL EXPENSES

(In thousands of euros, except average number of employees)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Average number of employees [(1)]	4,259	4,272	3,981
Wages and salaries	174,920	175,229	148,658
Social charges	67,994	68,114	58,415
Total personnel expenditure [(2)]	**242,914**	**243,343**	**207,073**
Personnel costs included in costs of assets produced	(92)	(234)	(254)
Change in provision for indemnity payments upon retirement	1,635	1,491	5,245
Others [(3)]	5,689	5,072	4,796
Total personnel expenses [(2)]	**250,146**	**249,672**	**216,860**

(1) Average number of employees in full-time equivalent.

(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non operational expenses).

(3) Particularly taxes linked to salaries.

6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

The impact of the foreign exchange rate is insignificant (-€0.1 million at December 31, 2003).

7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.6 million, consisting primarily of the proceeds from the sale of PagesJaunes' real estate (details provided in note 11).

8. CORPORATE INCOME TAXES

8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Income before tax	306,054	290,687	230,625
Statutory tax rate	35.43%	35.43%	36.43%
Theoretical tax	**(108,435)**	**(102,990)**	**(84,017)**
Goodwill amortization	(2,085)	(1,459)	(1,179)
Income from affiliates accounted for under the equity method	416	355	283
Losses of subsidiaries	(14,007)	(14,616)	(9,563)
Parent company and subsidiaries dividends	66	110	17
Other non-taxable revenue and expenses	605	(3,393)	1,982
Long-term capital gains (losses)	0	534	0
Effective tax	**(123,440)**	**(121,459)**	**(92,477)**

8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

	Year ended		
(In thousands of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Early retirement plan	5,668	4,725	4,637
Impairment of long-lived assets	1,655	0	0
Temporarily non-deductible provisions	4,235	3,088	2,918
Tax loss carryforwards and depreciation deemed deferred	56,762	43,522	22,313
Provision for investments	9,987	8,737	7,496
Leasing	0	0	7,899
Other deferred tax liabilities	4,171	2,406	2,078
Valuation allowance for deferred tax (1)	(57,914)	(43,307)	(23,889)
Net deferred taxes of the Group	**24,564**	**19,171**	**23,452**

(1) Corresponding mainly to the depreciation of deferred tax on QDQ Media loss carry-forwards.

This net position of the group appears as follows on the balance sheet:

	Year ended		
(In thousands of euros)	December 31, 2003	December 31, 2002	December 31, 2001
Long-term net deferred tax assets (more than one year)	6,508	6,354	17,043
Short-term net deferred tax assets	18,056	12,817	6,409
Long-term net deferred tax liabilities (more than one year)	0	0	0
Short-term net deferred tax liabilities	0	0	0
Total	**24,564**	**19,171**	**23,452**

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

		Year ended				
(In thousands of euros)		December 31, 2003			December 31, 2002	December 31, 2001
	Period of depreciation	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Wanadoo Maps	5 years	8,833	(1,767)	7,066	0	0
Wanadoo Data	5 years	2,995	(1,797)	1,198	1,797	2,396
QDQ Media	20 years	73,895	(9,675)	64,220	67,738	171,256
Total		**85,723**	**13,239**	**72,484**	**69,535**	**73,652**

Movements in the net book value of goodwill are as follows:

(In thousands of euros)	Year ended December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	**69,535**	**73,652**	**0**
Acquisitions/divestitures	8,833	0	76,890
Amortization	(5,884)	(4,117)	(3,238)
Closing balance	**72,484**	**69,535**	**73,652**

The main acquisitions relate to:

- The consolidation of QDQ Media in 2004 which will yield goodwill of approximately €64 million, taking into account the share acquisition price of €17 million (excluding financing of current transactions) as mentioned in Note 2.1. This goodwill was determined in April 2004 but was deemed to be accounted for in 2001 and amortized over 20 years starting from that date.
- In 2003, the acquisition of Wanadoo Maps yielded goodwill of €8.8 million amortized over a period of 5 years, taking into account an acquisition price of €10 million.
- The Wanadoo Data goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data.

10. OTHER INTANGIBLE ASSETS

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Other intangible assets	3,776	(1,445)	2,331	1,173	1,352
Total	**3,776**	**(1,445)**	**2,331**	**1,173**	**1,352**

Movements in the net book value of other intangible assets were as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**1,173**	**1,352**	**21**
Acquisitions	1,569	123	1,205
Effect of changes in the scope of consolidation	63	0	291
Divestitures	(13)	0	0
Amortization	(1,089)	(302)	(165)
Reclassifications	628	0	0
Closing balance	**2,331**	**1,173**	**1,352**

11. PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	400	(40)	360	0	47,977
Computers and terminals	72,543	(54,561)	17,982	25,192	22,711
Other	23,648	(16,073)	7,575	3,273	7,273
Total	**96,591**	**(70,674)**	**25,917**	**28,465**	**77,961**

Changes in the net book value of property, plan and equipment are as follows:

(In thousands of euros)	Year ended December 31 2003	2002	2001
Opening balance	**28,465**	**77,961**	**75,426**
Acquisitions of tangible assets	10,712	12,230	10,777
Effect of changes in scope of consolidation	319	0	8,050
Dispositions and discards	(1,465)	(47,929)	(357)
Amortization	(11,486)	(14,631)	(15,935)
Reclassifications	(628)	834	0
Closing balance	**25,917**	**28,465**	**77,961**

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

(In thousands of euros)	Year ended December 31 2003	2002	2001
Eurodirectory			
Opening balance	2,353	1,965	1,641
Share in earnings	1,175	1,003	778
Dividends paid	(1,024)	(614)	(454)
Closing balance	**2,504**	**2,353**	**1,965**

13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

	Year ended December 31							
	2003						2002	2001
(In thousands of euros)	% interest	Capital stock (1)	Net income (1)	Gross value	Provision	Net book value	Net book value	Net book value
Directories and other activities								
PagesJaunes Outre-mer	100%	484	354	76	0	76	76	76
PagesJaunes Liban	100%	21	(123)	2,125	(1,813)	312	2,093	2,093
Maroc Annuaires	0%	0	0	0	0	0	0	2,896
PagesJaunes Jordanie	0%	0	0	0	0	0	0	1,100
TOTAL		0	0	2,201	(1,813)	388	2,169	6,165
Capitalizable advances						0	0	0
TOTAL						**388**	**2,169**	**6,165**

(1) On the basis of financial statements at December 31, 2003.

14. OTHER LONG-TERM ASSETS

(In thousands of euros)	Year ended December 31 2003	2002	2001
Other long-term assets	1,596	1,918	2,987
TOTAL	**1,596**	**1,918**	**2,987**

Other long-term assets consist mainly of the long-term portion of security deposits and guarantees, as well as other long-term investments.

15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is generally less than a year.

The break-down of the gross value and depreciation of trade receivables is provided below:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Gross trade receivables	415,448	390,020	364,556
Provisions for depreciation	(25,555)	(12,082)	(11,416)
Trade receivables, net	**389,894**	**377,939**	**353,140**

16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

	Years ended December 31		
(In thousands of euros)	2003	2002	2001
Corporate tax advance payment	29,027	24,538	21,714
VAT to be received	17,809	17,501	14,693
Non-consolidated subsidiaries' current accounts	859	1,281	334
Other receivables	12,322	8,669	9,970
Prepaid expenses (1)	55,353	52,843	65,791
Non-paid-up capital (2)	22,500	22,500	22,500
Total	**137,870**	**127,332**	**135,003**

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to appear printed directories and on-line directories generally staggered over a display period of 12 months.

(2) Non-paid-up capital corresponds to the balance of the 2003 capital increase of QDQ Media, deemed concluded on April 1, 2001 and which Wanadoo International committed to release during 2004.

17. DEFERRED INCOME

	Years ended December 31		
(In thousands of euros)	2003	2002	2001
Deferred income	475,144	416,664	405,285
Total	**475,144**	**416,664**	**405,285**

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements (1)	Closing Balance
On December 31, 2003				
Investment securities	0	1,813		1,813
Trade accounts receivable	12,082	13,473		25,555
Other assets	1,032	304		1,336
Marketable securities				
On December 31, 2002				
Investment securities	0	0		0
Trade accounts receivable	11,416	666		12,082
Other assets	2,696	(1,664)		1,032
Marketable securities	15	(15)		0

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements [1]	Closing Balance
On December 31, 2001				
Investment securities	28,896	(10,494)	(18,402)	
Trade accounts receivable	5,204	191	6,021	11,416
Other assets	4,958	(2,568)	306	2,696
Marketable securities	0	(10)	25	15

(1) Includes the effects of exchange rates and changes in the scope of consolidation.

At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

The increase in the provision for the amortization of trade accounts receivable is related to the review of the provisioning policy relating to the depreciation of trade accounts receivable at QDQ Media, which resulted in the booking of a provision of €11.5 million over the period.

19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Marketable securities	11,600	11,409	11,893
Cash and cash equivalents[1]	461,083	498,075	433,202
Total marketable securities and cash and cash equivalents	**472,683**	**509,484**	**445,095**
Current accounts	3,312	3,312	3,312
Leasing debt	0	307	40,804
Other financial debt	12,861	31,868	16,024
Gross financial debt	**16,173**	**35,487**	**60,140**
Maturing in less than one year	16,173	35,433	23,551
Maturing in more than one year	0	54	36,589
Net cash position (indebtedness)	**456,510**	**473,997**	**384,955**

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Creditor banks, spots and credit lines	12,057	31,097	15,393
Other loans	804	771	631
Total	**12,861**	**31,868**	**16,024**

Movements in borrowings of PagesJaunes is analyzed as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening Balance	**35,487**	**60,140**	**58,503**
Net increase (decrease)	(17,174)	(24,653)	(59,978)
Effects of changes in scope of consolidation[1]	(1,899)	0	62,690
Reclassifications	(241)	0	(1,075)
Closing Balance	**16,173**	**35,487**	**60,140**

(1) Corresponding to the consolidation of QDQ Media in 2001 and Wanadoo Maps in 2003.

20. PROVISIONS AND OTHER LIABILITIES

Provisions for other long-term liabilities are as follows:

	Year ended December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Pension and other post-retirement benefit obligations	17,176	15,541	14,050
Provisions for employee litigation[1]	7,690	8,672	3,645
Other provisions for risks and charges	58	0	0
Total	**24,924**	**24,213**	**17,695**

(1) See Note 24 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are as follows:

	Year ended December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Restructuring provisions	0	0	4,305
Other short-term provisions [2]	4,205	43	61
Sub-total short-term provisions	4,205	43	4,366
Accrued expenses [1]	174,874	177,815	167,409
Short-term deferred taxes	0	0	0
Total	**179,079**	**177,858**	**171,775**

(1) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.
(2) Includes purchase price supplement to be paid for Intelmatique (see note 25).

Movements in long and short-term provisions for risks and charges break down as follows:

(In thousands of euros)	January 1, 2003	Increases	Reversals (utilizations)	Reversals (released)	Change in scope of consolidation	December 31, 2003
Pension and other post-retirement benefits	15,541	1,635	0	0	0	17,176
Provisions for employee litigation	8,672	84	(1,066)	0	0	7,690
Other provisions for risks and charges	43	4,182	(20)	0	112	4,377
Total of provisions for risks and charges	**24,256**	**5,901**	**(1,086)**	**0**	**112**	**29,129**
- long-term	24,213	1,719	(1,066)	0	112	24,924
- short term	43	4,182	(20)	0	0	4,205

The net impact of increases and reversals of provisions on the income statement is analyzed as follows:

(In thousands of euros)	Increases	Reversals of provisions (releases)
Operating income	5,817	0
Non-operating income	84	0
- of which financial income	84	0

21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

22. STOCK OPTION PLANS

The various Wanadoo stock option plans, approved by the Board of Directors of Wanadoo and attributed to employees of the PagesJaunes group are summarized below:

2000 stock option plan

This plan is designed for employees and directors of Wanadoo and its subsidiaries. This plan includes a plan 1, without performance-related conditions, and a plan 2 with performance-related conditions.

Exercise of the subscription options under plan 2 is subject to the following performance conditions:

- if the rise in Wanadoo's share price over a period of 5 years is less than 80% of rise in the Eurostoxx Telecommunications index over the same period, then only 50% of the options may be exercised;
- if this rise is between 80% and 100%, then 66.66% of the options can be exercised;
- if this rise is between 100% and 120%, then 83.3 % of the options can be exercised;
- if this rise is over 120%, then 100% of the options can be exercised; and
- the other subscription options may be exercised three years after their date of grant but may only be sold four years after that date.

Stock option plans of April and November 2001

These plans benefit employees and directors of Wanadoo and its subsidiaries, excluding Freeserve. The options may be exercised three years after their grant date but may only be sold 4 years after that date.

The exercise of options granted to the members of the Management Committee of the Wanadoo group is subject to the following performance conditions:

- 15% of the options will be available if the Wanadoo share performance exceeds that of Eurostoxx Telecommunications;
- 15% of the options will be available if the Wanadoo share performance equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro);
- 50% of the options will be available if proforma earnings before interest, tax, depreciation and amortization and before employee profit-sharing of Wanadoo based on a constant scope of consolidation was positive in the fourth quarter of 2002; and
- 20% of the options will be available without conditions.

Stock option plans of June and November 2002

These plans benefit employees and directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date.

2003 stock option plan

This plan benefits employees and directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but may only be sold or transferred 4 years after their grant date.

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price (in euros)
Options outstanding at the beginning of the year	**10,043,500**	**8.45**
Granted	**2,147,000**	**6.48**
Stock-option plan 2003	2,147,000	6.48
Exercised	**0**	
Cancelled/returned/lapsed	**119,500**	**6.50**
2000 Stock-option plan	10,000	19.00
2001 Stock-option plan	58,500	6.00
2002 Stock-option plan	42,000	5.40
2003 Stock-option plan	9,000	6.48
Options outstanding as of December 31, 2003	**12,071,000**	**8.12**

Details of outstanding options at December 31, 2003 are as follows:

	Number of shares	Weighted average remaining vesting period (in months)	Weighted average exercise price	Number of shares exercisable at December 31 2003
2000 Stock-option plan	2,059,000	6.7	19.00	
2001 Stock-option plan	4,163,000	15.7	6.00	
2002 Stock-option plan	3,711,000	30.06	5.40	
2003 Stock-option plan	2,138,000	47.5	6.48	
Total	**12,071,000**		**8.12**	

The Wanadoo stock options awarded to some managers and employees of the PagesJaunes Group are recorded at Wanadoo on the date the options are exercised.

23. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

Amounts receivable from related parties

	As of December 31		
(In thousands of euros)	**2003**	**2002**	**2001**
Related party			
France Telecom SA	16,910	28,382	21,975
Wanadoo SA	13,756	3,191	4,352
Wanadoo International	22,500	22,500	22,500
Other companies in the France Telecom Group	5,792	1,943	3,533
Total	**58,958**	**52,825**	**52,360**

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €449.6 million at December 31, 2003, €496.9 million at December 31, 2002 and €414.2 million at December 31, 2001.

Amounts payable to related parties

(In thousands of euros)	As of December 31		
	2003	2002	2001
Related party			
France Telecom SA	26,068	32,977	28,539
Wanadoo SA	11,624	6,777	809
Other companies in the France Telecom Group	9,000	3,141	4,768
Total	**46,692**	**42,895**	**34,116**

Material transactions with related parties

(In thousands of euros)	Type of transaction	Year end December 31		
		2003	2002	2001
France Telecom Group	Connectivity	(265)	0	0
	Advertisement fee [1]	(17,754)	(15,591)	(25,955)
	Access to databases	(10,692)	(12,049)	(11,740)
	Research and development	(826)	(999)	(907)
	Real Estate	(9,349)	(6,440)	(173)
	Management Fees	(6,980)	(5,625)	(2,162)
	Trademark Royalty Fees	(1,490)	(871)	0
	Other operational services	(11,916)	(6,219)	(4,473)

(1) Fees related to *l'Annuaire* (e.g. Pages Blanches).

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;
- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

24. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

Contractual obligations	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Leases	72,451	13,407	46,683	12,361
Purchase obligations for goods and services	73,400	40,545	32,855	0
Total	**145,851**	**53,952**	**79,538**	**12,361**

Contingent commitments	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Guarantees	981	981	0	0
Total	**981**	**981**	0	0

Leasing contracts

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €14.4 million, compared with €12.2 million at December 31, 2002. Of this €14.4 million, €9.3 million were billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

Commitments to purchase goods and services

Production of directories

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with firm volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These latter commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

QDQ Media is also committed to paper suppliers, with similar firm volume commitments. These commitments amount to €9 million, of which €4.5 million is due in 2004 and €4.5 million in 2005.

De-consolidating structures and *ad hoc* entities

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

Litigation and arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries (Pagine Gialle...). In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes committed acts of unfair competition, such as interference with Client relationships, disparagement and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisements to appear in the PagesJaunes directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

25. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

26. DIRECTORS' COMPENSATION

	Total gross compensation in euros	Portion represented by compensation in-kind in euros	Indemnity provision upon retirement
Mr. Michel Datchary	282,577	3,900	150,074
Mr. Jean-Claude Peltier	170,723	2,091	119,329
Mr. Claude Marchand	162,263	3,023	17,456
Mr. Alain Coulmeau	151,788	2,562	154,412
Mr. Jean-Marie Guille	136,463	2,027	50,702

27. SCOPE OF CONSOLIDATION

SCOPE OF CONSOLIDATION IN 2003

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
Wanadoo Maps	France	2003	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2002

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2001

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
PagesJaunes	France	2001	100%	100%
Kompass France	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%
QDQ Media	Spain	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

Report of the Statutory Auditor and the Contractual Auditor on the Consolidated Financial Statements for the year ended December 31, 2003

This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory and contractual auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditor's report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

ERNST & YOUNG Audit
Faubourg de l'Arche,
11, avenue de l'Arche
92400 Courbevoie
S.A. with capital of €3.044.220
344,366,315 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Paris

DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of €1.266.944
377,876 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Versailles

Dear Shareholders,

In accordance with the assignment that was entrusted to us by your general shareholders' meeting and your Management Board, we have audited the accompanying consolidated financial statements of PagesJaunes for the year ended December 31, 2003.

As mentioned in the report of the Management Board, the consolidated financial statements were approved a first time by the Management Board on May 5, 2004. These financial statements were the subject of an audit by us which led us to issue an opinion without qualification or observation in our audit report issued on May 6, 2004. The consolidated financial statements were approved by the Management Board a second time on May 27, 2004. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group and the results of the Group's operations included in the consolidation in accordance with French accounting principles.

Justification of our assessments

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

Specific verification

Further, we have verified the information provided in the report on group management. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

According to the law, we inform you that contrary to the provisions of Article 139 of the Decree of March 23, 1967, the present report was not made available to shareholders within the time limit provided by law, due to the date of approval of the consolidated financial statements by the Management Board.

Paris and Neuilly-sur-Seine on May 27, 2004

Contractual Auditor	Statutory Auditor
ERNST & YOUNG Audit	DELOITTE TOUCHE TOHMATSU
Christian Chiarasini	Jean-Paul Picard Eric Gins

CONSOLIDATED STATEMENT OF INCOME
(In thousands of euros, except share information)

	Notes	Year ended December 31		
		2003	2002 (unaudited)	2001 (unaudited)
Revenues	4	882,739	832,354	792,571
Cost of services and products sold (excluding items shows separately below)		(216,552)	(222,094)	(238,337)
Commercial expenses		(253,405)	(244,235)	(230,877)
Administrative expenses		(42,655)	(50,530)	(43,397)
Research and development expenses		(1,737)	(2,419)	(3,079)
Earnings before interest, tax, depreciation and amortization and before employee profit-sharing	4	**368,390**	**313,076**	**276,881**
Depreciation and amortization		(9,661)	(11,940)	(15,099)
Operating income		**358,729**	**301,136**	**261,782**
Financial income (expense), net	6	25,763	20,893	21,878
Foreign exchange gain (loss), net		(200)	(116)	(3,078)
Current income of consolidated companies		**384,292**	**321,913**	**280,582**
Other non-operating income (expense), net	7	(2,149)	39,732	2,262
Corporate income taxes	8	(125,174)	(123,047)	(93,937)
Employee profit-sharing		(26,934)	(24,608)	(21,296)
Net income of consolidated companies		**230,035**	**213,990**	**167,611**
Share of net income of companies accounted for using the equity method	12	1,175	1,003	779
Goodwill amortization	9	(599)	(599)	(599)
Net income of the consolidated whole		**230,611**	**214,394**	**167,791**
Minority interest		0	0	0
Net income		**230,611**	**214,394**	**167,791**
Earnings per share (in euros)				
Number of shares at December 31		182,700	182,700	182,700
Net income before goodwill amortization and minority interests - basic		1,265.52	1,176.75	921.67
Net income of the Group - basic		1,262.24	1,173.48	918.40

CONSOLIDATED BALANCE SHEET
(In thousands of euros)

	Notes	At December 31		
		2003	2002 (unaudited)	2001 (unaudited)
ASSETS				
Goodwill, net	9	1,198	1,797	2,396
Other intangible fixed assets, net	10	558	823	1,088
Property, plant and equipment, net	11	18,370	21,003	70,645
Investments accounted for under the equity method	12	2,504	2,353	1,965
Non-consolidated investments, net	13	388	2,169	6,165
Other long-term assets, net	14	1,352	1,733	2,816
Deferred income taxes, net	8	6,508	6,354	17,043
Total long-term assets		**30,878**	**36,232**	**102,118**
Inventories		7,112	11,127	10,741
Trade accounts receivables, net of provisions	15	371,791	349,799	326,706
Deferred income taxes, net	8	18,034	12,816	6,409
Prepaid expenses and other current assets	16	102,745	98,786	93,454
Marketable securities	19	11,600	11,409	11,863
Cash and cash equivalents	19	581,935	577,909	472,433
Total current assets		**1,093,217**	**1,061,846**	**921,606**
TOTAL ASSETS		**1,124,095**	**1,098,078**	**1,023,724**
LIABILITIES				
Share capital		54,810	54,810	54,810
Additional paid-in capital		42,249	42,249	42,249
Reserves		4,688	38,398	22,248
Net income		230,611	214,394	167,791
Foreign currency translation adjustment		0	0	0
Treasury shares		0	0	0
Shareholders' Equity	21	**332,358**	**349,851**	**287,098**
Minority interests		0	0	0
Long-and medium-term financial debts	19	0	3	36,213
Other long-term liabilities	20	24,805	24,213	17,695
Total long-term liabilities		**24,805**	**24,216**	**53,908**
Current portion of long-term and medium-term debt (maturing in less than one year)	19	3,822	3,822	7,818
Bank overdrafts and other short-term borrowings	19	11,559	28,771	12,097
Trade accounts payable		107,312	98,890	96,311
Accrued expenses and other short-term provisions	20	177,247	177,188	163,174
Other current liabilities		1,654	2,911	3,722
Short term deferred taxes, net	8	0	0	0
Deferred income	17	465,338	412,429	399,596
Total short-term liabilities		**766,932**	**724,011**	**682,718**
LIABILITIES AND SHAREHOLDERS' EQUITY		**1,124,095**	**1,098,078**	**1,023,724**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of euros, except share information)

	Number of shares issued	Share capital	Issue premium	Reserves	Total shareholders' equity
Balance at January 1, 2001 (unaudited)	**182,700**	**54,810**	**42,249**	**162,562**	**259,621**
Net income in 2001				167,791	167,791
Dividends paid				(140,314)	(140,314)
Balance at December 31, 2001 (unaudited)	**182,700**	**54,810**	**42,249**	**190,040**	**287,098**
Net income in 2002				214,394	214,394
Dividends paid				(151,641)	(151,641)
Balance at December 31, 2002 (unaudited)	**182,700**	**54,810**	**42,249**	**252,793**	**349,851**
Net income in 2003				230,611	230,611
Dividends paid				(248,104)	(248,104)
Balance at December 31, 2003	**182,700**	**54,810**	**42,249**	**235,300**	**332,358**

CONSOLIDATED CASH FLOW STATEMENT
(In thousands of euros)

	Note	Year ended at December 31		
		2003	2002 (unaudited)	2001 (unaudited)
CASH FLOWS RELATED TO ACTIVITIES				
Consolidated net income of the Group		230,611	214,394	167,791
Adjustments to reconcile net income to funds generated from operations				
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill		10,260	12,540	15,698
Net loss (gains) on sales of assets		942	(26,025)	(2,872)
Changes in other provisions		9,576	4,482	2,704
Undistributed earnings of companies accounted for using the equity method		(151)	(389)	(324)
Deferred income taxes		(5,370)	4,281	(3,790)
Minority interests		0	0	0
Unrealized exchange rate gain		0	0	0
Other non-monetary elements		0	0	180
Change in working capital				
Decrease (increase) in inventories		4,014	(385)	(6,161)
Decrease (increase) in trade accounts receivable		(23,644)	(22,811)	(55,781)
Decrease (increase) in other receivables		(4,378)	(4,719)	29,903
Increase (decrease) in trade accounts payable		7,977	4,475	(34,818)
Increase (decrease) in other payables		47,619	26,054	(9,878)
Net cash flow generated by operating activities		**277,456**	**211,897**	**102,652**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors		(7,416)	(11,858)	(7,130)
Proceeds from sale of tangible and intangible assets		95	33,477	278
Purchase of own shares		0	0	0
Acquisition of investment securities and subsidiaries, net of cash acquired		(32)	0	(958)
Investments in companies accounted for under the equity method		0	0	0
Proceeds from sale of investment securities and businesses, net of cash transferred		0	7,153	1,199
Other decreases (increases) in marketable securities and other long-term assets		(430)	3,509	(737)
Cash flow used in investing activities		**(7,783)**	**32,281**	**(7,348)**
CASH FLOW FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term debts		(2)	(2,967)	(3,623)
Increase (decrease) in bank overdrafts and short-term borrowings		(17,222)	16,674	2,110
Minority shareholders' contributions		0	0	0
Dividends paid		(248,106)	(151,641)	(140,314)
Net cash flow provided by (used in) financing activities		**(265,330)**	**(137,934)**	**(141,827)**
Net increase (decrease) in cash and cash equivalents		4,343	106,244	(46,523)
Effect of changes in exchange rates on cash and cash equivalents		(317)	(768)	31
Cash and cash equivalents at beginning of period		577,909	472,433	518,925
Cash and cash equivalents at end of period		**581,935**	**577,909**	**472,433**

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

2. ACCOUNTING METHODS

The consolidated financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

2.1 First time application of new accounting standard and regulations

Financial Security Law

The Financial Security Law ("*Loi de Sécurité Financière*") has been effective since its publication in the French government official journal *(Journal Officiel)* on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any entity.

Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.
- The costs resulting from the French legal employee profit-sharing plan are presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.
- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

2.3 Consolidation Principles

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole; and
- Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

- assets and liabilities are translated at the year-end rate;
- items in the income statement are translated at the average rate for the year; and
- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;

- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity; and
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

Revenue recognition

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are distributed over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a fiscal year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales staff and telesales force, as well as editorial fees.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

Research and development

Research and development costs are expensed in the same year as they are incurred.

Trade accounts receivable

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and highly liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

Inventories and work-in-progress

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

Other intangible assets

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those

arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

Provisions for risks and charges

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

Pension obligations and similar benefits

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

3. CHANGES IN SCOPE OF CONSOLIDATION

2001

Principal Divestitures

The companies ODA do Brasil and Telelistas were sold on September 30, 2001.

Internal restructuring

Merger of Chronaxies into Wanadoo Data.

2002 and 2003

No transaction affecting the scope of consolidation.

4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and direct marketing of Wanadoo Data).

(In thousands of euros, except average number of employees)	PagesJaunes in France	International & Subsidiaries	Group Total
As of December 31, 2003			
Revenues	847,506	35,233	882,739
EBITDA (1)	365,913	2,477	368,390
Depreciation and amortization	(8,395)	(1,266)	(9,661)
Operating income	357,518	1,211	358,729
Purchases of tangible and intangible assets	7,278	522	7,800
Average number of employees (2)	3,011	303	3,314
As of December 31, 2002			
Revenues	797,579	34,775	832,354
EBITDA (1)	311,280	1,796	313,076
Depreciation and amortization	(9,351)	(2,589)	(11,940)
Operating income	301,929	(793)	301,136
Purchases of tangible and intangible assets	8,543	1,419	9,962
Average number of employees (2)	2,975	298	3,273
On December 31, 2001			
Revenues	743,895	48,676	792,571
EBITDA (1)	274,673	2,208	276,881
Depreciation and amortization	(13,073)	(2,026)	(15,099)
Operating income	261,600	182	261,782
Purchases of tangible and intangible assets	7,049	2,285	9,334
Average number of employees (2)	2,887	556	3,443

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Average number of employees in full-time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

5. PERSONNEL EXPENSES

(In thousands of euros, except average number of employees)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Average number of employees [1]	3,314	3,273	3,443
Wages and salaries	155,189	151,642	142,120
Social charges	63,085	62,286	58,339
Total personnel expenditure [2]	**218,274**	**213,928**	**200,459**
Personnel costs included in costs of assets produced	(92)	(234)	(254)
Change in provision for indemnity payments upon retirement	1,635	1,491	5,245
Others [3]	5,669	5,072	5,066
Total personnel expenses [2]	**225,486**	**220,257**	**210,516**

(1) Average number of employees in full-time equivalent.
(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non-operational expenses).
(3) Particularly taxes linked to salaries.

6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.7 million, consisting primarily of the proceeds of the sale of all of PagesJaunes' real estate.

8. INCOME TAX

8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

(In thousands of euros)	Year ended		
	December 31, 2003	**December 31, 2002**	**December 31, 2001**
Consolidated income before tax	355,785	337,441	261,728
Statutory tax rate	35.43%	35.43%	36.43%
Theoretical tax	**(126,055)**	**(119,555)**	**(95,348)**
Goodwill amortization	(212)	(212)	(218)
Income from affiliates accounted for using the equity method	416	355	283
Subsidiaries' losses	(323)	(902)	(2,188)
Long-term capital gains (losses)	0	534	0
Consolidated capital gains (losses)	0	0	1,474
Provisions for risks	0	(2,534)	0
Other non-taxable revenue and expenses	999	(732)	2,059
Effective tax	**(125,174)**	**(123,047)**	**(93,937)**

8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

	Year ended		
(In thousands of euros)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Early retirement plan	5,668	4,725	4,637
Exceptional amortization	1,655	0	0
Temporarily non-deductible provisions	4,171	3,088	1,353
Tax loss carryforwards and depreciation deemed deferred	808	935	976
Provision for investments	9,968	8,737	7,496
Leasing	0	0	7,899
Other deferred tax liabilities	2,272	1,686	1,091
Net deferred taxes of the Group	**24,542**	**19,171**	**23,452**

This net position of the Group appears as follows on the balance sheet:

	Year ended		
(In thousands of euros)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Long-term net deferred tax assets (more than one year)	6,508	6,354	17,043
Short-term net deferred tax assets	18,034	12,817	6,409
Long-term net deferred tax liabilities (more than one year)	0	0	0
Short-term net deferred tax liabilities	0	0	0
Total	**24,542**	**19,171**	**23,452**

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

		Year ended				
(In thousands of euros)			**December 31, 2003**		**December 31, 2002**	**December 31, 2001**
	Period of depreciation	Gross value[1]	Accumulated amortization	Net book value	Net book value	Net book value
Wanadoo Data (ex Médiatel)	5	2,995	(1,797)	1,198	1,797	2,396

Movements in the net book value of goodwill are as follows:

	Year ended		
(In thousands of euros)	**December 31, 2003**	**December 31, 2002**	**December 31, 2001**
Opening balance	**1,797**	**2,396**	**2,995**
Acquisitions/divestitures	0	0	0
Amortization	(599)	(599)	(599)
Closing balance	**1,198**	**1,797**	**2,396**

The goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data in 2001.

10. OTHER INTANGIBLE ASSETS

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Accumulated amortization	Net book value	Net book value	Net book value
Other intangible assets	1,225	(667)	558	823	1,088
Total	**1,225**	**(667)**	**558**	**823**	**1,088**

Movements in the net book value of other intangible assets were as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**823**	**1,088**	**509**
Acquisitions	0	0	1,204
Effect of changes in the scope of consolidation	0	0	(426)
Divestitures	0	0	(67)
Amortization	(265)	(265)	(137)
Reclassifications	0	0	4
Closing balance	**558**	**823**	**1,088**

11. PROPERTY, PLANT AND EQUIPMENT

	Year ended December 31				
	2003			2002	2001
(In thousands of euros)	Gross value	Cumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	0	0	0	0	47,977
Computers and terminals	61,051	(49,132)	11,919	19,365	17,366
Other	20,898	(14,447)	6,451	1,638	5,302
Total	**81,949**	**(63,579)**	**18,370**	**21,003**	**70,645**

Changes in the net book value of property, plant and equipment are as follows:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Opening balance	**21,003**	**70,645**	**76,420**
Acquisition of tangible assets	7,800	9,962	8,130
Effect of changes in scope of consolidation	0	0	1,375
Disposals and discards	(1,037)	(47,929)	(357)
Amortization	(9,396)	(11,675)	(14,962)
Reclassifications	0	0	39
Closing balance	18,370	21,003	70,645

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

(In thousands of euros)	Year ended December 31 2003	2002	2001
Eurodirectory			
Opening balance	2,353	1,965	1,641
Share in earnings	1,175	1,003	778
Dividends paid	(1,024)	(614)	(454)
Closing balance	**2,504**	**2,353**	**1,965**

13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

	Year ended at December 31							
	2003						2002	2001
(In thousands of euros)	% interest	Capital stock (1)	Net income (1)	Gross value	Provision	Net book value	Net book value	Net book value
Directories and other activities								
PagesJaunes Outre-Mer	100%	484	354	76	0	76	76	76
PagesJaunes Liban	100%	21	(123)	2,125	(1,813)	312	2,093	2,093
PagesJaunes Maroc	0%	0	0	0	0	0	0	2,896
PagesJaunes Jordanie	0%	0	0	0	0	0	0	1,009
TOTAL		0	0	2,201	(1,813)	388	2,169	6,165
Advances subject to capitalization						0	0	0
TOTAL						388	2,169	6,165

(1) On the basis of financial statements at December 31, 2003.

14. OTHER LONG-TERM ASSETS

(In thousands of euros)	Year ended December 31 2003	2002	2001
Other long-term assets	1,352	1,733	2,816
TOTAL	**1,352**	**1,733**	**2,816**

The other long-term assets consist mainly of long-term portion of security deposits and guarantees as well as other long-term investments.

15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is normally less than a year.

The breakdown of the gross value and depreciation of trade receivables is provided below:

(In thousands of euros)	Year ended December 31 2003	2002	2001
Gross trade receivables	378,359	354,398	331,587
Provisions for depreciation	(6,568)	(4,599)	(4,881)
Trade receivables, net	**371,791**	**349,799**	**326,706**

16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Corporate tax advance payment	27,225	23,823	21,194
VAT to be received	15,485	14,051	12,262
Non-consolidated subsidiaries' current accounts	857	1,277	268
Other receivables	4,964	7,373	12,065
Prepaid expenses (1)	53,944	52,262	47,665
Total	**102,745**	**98,786**	**93,454**

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to be published printed directories and yet to be published on-line directories generally staggered over a period of 12 months.

17. DEFERRED INCOME

(In thousands of euros)	Year ended December 31		
	2003	**2002**	**2001**
Deferred income	465,338	412,429	399,596
Total	**465,338**	**412,429**	**399,596**

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements (1)	Closing Balance
On December 31, 2003				
Investment securities	0	1,813	0	1,813
Trade accounts receivable	4,599	1,969	0	6,568
Other assets	225	1,039	0	1,264
Marketable securities	0	0	0	0
On December 31, 2002				
Investment securities	0	0	0	0
Trade accounts receivable	4,881	(282)	0	4,599
Other assets	1,961	(1,736)	0	225
Marketable securities	0	0	0	0
On December 31, 2001				
Investment securities	0	0	0	0
Trade accounts receivable	9,779	(409)	(4,489)	4,881
Other assets	3,252	(1,291)	0	1,961
Marketable securities	0	0	0	0

(1) Include the effects of exchange rates and changes in the scope of consolidation.

(In thousands of euros)	Opening Balance	Net allocation (recoveries)	Other movements (1)	Closing Balance
On December 31, 2003				
Investment securities	0	1,813	0	1,813
Trade accounts receivables	4,599	1,969	0	6,568
Other assets	225	1,039	0	1,264
Marketable securities	0	0	0	0
On December 31, 2002				
Investment securities	0	0	0	0
Trade accounts receivables	4,881	(282)	0	4,599
Other assets	1,961	(1,736)	0	225
Marketable securities	0	0	0	0
On December 31, 2001				
Investment securities	0	0	0	0
Trade accounts receivables	9,779	(409)	(4,489)	4,881
Other assets	3,252	(1,291)	0	1,961
Marketable securities	0	0	0	0

(1) Include the effects of exchange rates and changes in the scope of consolidation.

At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Marketable securities	11,600	11,409	11,863
Cash and cash equivalents(1)	581,935	577,909	472,433
Total marketable securities and cash and cash equivalents	**593,535**	**589,318**	**484,296**
Current accounts	3,312	3,312	3,312
Leasing debt	0	1	40,199
Other financial debt	12,069	29,283	12,617
Gross financial debt	**15,381**	**32,596**	**56,128**
Maturing in less than one year	15,381	32,593	19,915
Maturing in more than one year	0	3	36,213
Net cash position (indebtedness)	**578,154**	**556,722**	**428,168**

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

	Year ended December 31		
(In thousands of euros)	2003	2002	2001
Creditor banks, spots and credit lines	11,265	28,512	12,097
Other loans	804	771	520
Total	**12,069**	**29,283**	**12,617**

Movements in borrowings of PagesJaunes is analyzed as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Opening balance	**32,596**	**56,128**	**62,069**
• Net increase (decrease)	(17,214)	(23,532)	(3,026)
• Effect of changes in scope of consolidation	0	0	(5,152)
• Reclassifications	0	0	(539)
• Exchange rate effects	0	0	1,264
Closing balance	**15,381**	**32,596**	**56,128**

20. PROVISIONS AND OTHER LIABILITIES

Provisions for long-term liabilities are as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Pension and other post-retirement benefit obligations	17,176	15,541	14,050
Provisions for employee litigation[1]	7,629	8,672	3,645
Total	**24,805**	**24,213**	**17,695**

(1) See Note 23 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are analyzed as follows:

(In thousands of euros)	Year ended December 31		
	2003	2002	2001
Restructuring provisions	60	23	53
Other short-term provisions [1]	4,085	20	8
Sub-total short-term provisions	4,145	43	61
Accrued expenses [2]	173,102	177,188	163,113
Short-term deferred tax credit			
Total	**177,247**	**177,231**	**163,174**

(1) Includes purchase price supplement to be paid for Intelmatique (see note 24).
(2) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.

Movements in long and short-term provisions for risks and charges are as follows:

(In thousands of euros)	January 1, 2003	Increases	Reversals (utilizations)	December 31, 2003
Pension and other post-retirement benefit	15,541	1,635	0	17,176
Provisions for employee litigation	8,672	84	(1,127)	7,629
Other provisions for risks and charges	43	4,122	(20)	4,145
Total of provisions for risks and charges	**24,256**	**5,841**	**(1,147)**	**28,950**
- long-term	24,213	1,719	1,127	24,805
- short-term	43	4,122	(20)	4,145

The net impact of increases and reversals of provisions on the income statement can be analyzed as follows:

(In thousands of euros)	Increases	Reversals of provisions (releases)
Operating income	5,757	0
Non-operating income	84	0
- of which financial income	84	0

21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

22. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

Amounts receivable from related parties

	Year ended December 31	
(In thousands of euros)	2003	2002
Related party		
France Telecom SA	16,910	28,382
Wanadoo SA	13,466	3,191
Other companies in the France Telecom Group	3,786	1,966
Total	**34,162**	**33,539**

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €581.4 million at December 31, 2003, €577 million at December 31, 2002 and €454.5 million at December 31, 2001.

Accounts payable to related parties

	Year ended December 31	
(In thousands of euros)	2003	2002
Related party		
France Telecom SA	26,068	32,977
Wanadoo SA	11,385	6,589
Other companies of the France Telecom Group	9,113	3,124
Total	**46,566**	**42,690**

Material transactions with related parties

		Year ended December 31	
(In thousands of euros)	**Type of the transaction**	2003	2002
France Telecom Group	Connectivity	(265)	0
	Advertisement fee (1)	(17,754)	(15,591)
	Access to databases	(10,692)	(12,049)
	Research and development	(826)	(999)
	Real Estate	(9,346)	(6,440)
	Management Fees	(6,980)	(5,625)
	Trademark royalty Fees	(1,490)	(871)
	Other operational services	(11,447)	(6,605)

(1) Fees related to *l'Annuaire* (e.g. Pages Blanches).

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;

- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

23. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

Contractual obligations	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Leases	71,341	12,297	46,683	12,361
Purchase obligations for goods and services	64,400	36,045	28,355	0
Total	**135,741**	**48,342**	**75,038**	**12,361**

Contingent commitments	Total in thousands of euros	Payments due per period		
		Less than one year	From one to five years	More than five years
Guarantees	440	440	0	0

Leasing contracts

PagesJaunes leases land, buildings, vehicles and materials. These contracts will come to term at various dates over the next ten years.

Management believes that these contracts will be renewed or replaced at their termination by other contracts under normal business conditions.

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €13.6 million, compared with €10.9 million at December 31, 2002. Of this €13.6 million, €9.3 million was billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

Commitments to purchase goods and services

Production of directories

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with significant volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

De-consolidating structures and *ad hoc* entities

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

Litigation and Arbitration

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries. In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes has committed acts of unfair competition, such as interference with client relationships, disparagement, and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisement insertions in the *PagesJaunes* directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

24. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

25. MANAGEMENT COMPENSATION

2003	Total gross compensation amount in euros	Portion represented by income in-kind in euros	Indemnity provisions upon retirement
Mr. Michel Datchary	282,577	3,900	150,074
Mr. Jean-Claude Peltier	170,723	2,091	119,329
Mr. Claude Marchand	162,263	3,023	17,456
Mr. Alain Coulmeau	151,788	2,562	154,412
Mr. Jean-Marie Guille	136,463	2,027	50,702

26. SCOPE OF CONSOLIDATION

DIRECTORIES

SCOPE OF CONSOLIDATION IN 2003

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION IN 2002

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

SCOPE OF CONSOLIDATION OF 2001

FULLY CONSOLIDATED COMPANIES

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Kompass France	France	2001	100%	100%
PagesJaunes	France	2001	100%	100%
Wanadoo Data	France	2001	100%	100%

COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Company	*Country*	*Entry into consolidation*	*Interest*	*Control*
Eurodirectory	Luxembourg	2001	50%	50%

General Report of the Statutory Auditor on the Annual Financial Statements for the year ended December 31, 2003

DELOITTE TOUCHE TOHMATSU

185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of EUR 1.266.944
377,876 R.C.S. Nanterre

Auditor
Member of the Regional Council
of Versailles

Dear Shareholders,

To fulfill the task entrusted to us by your general shareholders' meeting, we hereby present our report for the year ending on December 31, 2003, *i.e.*:

- the audit of annual financial statements for PAGESJAUNES, attached herewith;
- the specific verifications and the information required by law.

The annual financial statements have been approved by management on May 5, 2004. It is our responsibility, on the basis of our audit, to express an opinion on these financial statements.

As a preliminary note, it should be noted that the annual financial statements were first approved by the Management Board on February 11, 2004. Those financial statements underwent an audit performed by us, resulting in our unqualified opinion issued in our report dated February 11, 2004.

Following an event which occurred after the date of approval of the financial statements and as cited in Note 2.11 of the notes to the statutory financial statements, the annual financial statements have been modified and approved a second time by the Management Board on May 5, 2004.

Opinion on the annual financial statements

We have carried out our audit in accordance with the professional standards applicable in France; these standards require the use of proper diligence to obtain a reasonable assurance that the annual financial statements do not contain any significant irregularities. An audit consists of the examination, using samples of evidence to support the data contained in the financial statements. It also consists of evaluating the accounting principles followed, and the major estimates made to produce the financial statements as well as their overall presentation. We consider that our audit and the evaluations we have made provide a reasonable basis for expressing our opinion below.

We certify that the annual financial statements are correct and honest in terms of French rules and accounting principles, and give a true picture of the results of the operations for the last year as well as the financial situation and assets and liabilities of the Company at the end of that year.

Justification for our assessments

In accordance with the provisions of Article L.225-235, Paragraph 1, of the French Commercial Code, the evaluations we have made to issue our above-mentioned opinion, particularly in regard to the accounting principles followed and the major estimates used to prepare the financial statements, as well as their overall presentation, do not call for any special comment.

Furthermore, the company now follows new accounting procedures relating to the accounting for on-line sales figures. We have ascertained the validity of this change and the related presentation made in the Notes 1.1, 1.2 and 2.16 of the Notes to the Company Financial statements.

Verification and specific information

We have also performed, on the basis of professional standards applicable in France, the specific verification required by law.

We have no observation to make as to the truthfulness and consistency with annual financial statements of the information given in the Management Report and in the documents addressed to the shareholders on the financial situation and annual financial statements.

Neuilly, May 6 2004

Auditor

DELOITTE TOUCHE TOHMATSU

Jean-Paul PICARD Eric GINS

(In thousands of euros)

ASSETS	GROSS	DEPRECIATION PROVISION	NET 2003	NET 2002
INTANGIBLE ASSETS	**21,036.9**	**18,495.6**	**2,541.3**	**7,121.5**
OTHER	21,036.9	18,495.6	2,541.3	7,121.5
TANGIBLE FIXED ASSETS	**55,152.0**	**41,374.8**	**13,777.2**	**14,563.6**
TANGIBLE FIXED ASSETS	55,152.0	41,374.8	13,777.2	14,563.6
INVESTMENTS	**52,134.2**	**17,443.2**	**34,691.0**	**50,256.5**
INVESTMENTS AND RELATED RECEIVABLES	51,107.8	17,432.9	33,674.8	49,631.7
OTHER INVESTMENTS	25.6	10.2	15.4	15.4
LOANS	412.8	—	412.8	50.1
DEPOSITS & GUARANTEES PAID	588.0	—	588.0	559.3
FIXED ASSETS- TOTAL I	**128,323.1**	**77,313.6**	**51,009.5**	**71,941.6**
INVENTORIES	**6,689.2**	**28.9**	**6,660.3**	**10,698.7**
DOWN-PAYMENTS TO SUPPLIERS	**6,469.2**	**—**	**6,469.2**	**3,630.7**
TRADE ACCOUNTS RECEIVABLE	**411,883.2**	**5,720.6**	**406,162.6**	**379,962.5**
TRADE ACCOUNTS RECEIVABLE	360,131.7	5,085.9	355,045.8	334,798.2
TAX, SOCIAL & OTHER RECEIVABLES	51,751.5	634.7	51,116.8	45,164.3
OTHER RECEIVABLES	**98.1**	**—**	**98.1**	**98.9**
MARKETABLE SECURITIES	**11,600.2**	**—**	**11,600.2**	**11,030.0**
CASH	**582,393.9**	**—**	**582,393.9**	**578,452.2**
PREPAID EXPENSES	**21,032.2**	**—**	**21,032.2**	**902.5**
CURRENT ASSETS - TOTAL II	**1,040,165.9**	**5,749.5**	**1,034,416.5**	**984,865.4**
UNREALIZED GAINS/LOSSES- TOTAL III	**83.8**		**83.8**	**—**
GRAND TOTAL (I+II+III+IV)	**1,168,572.8**	**83,063.0**	**1,085,509.8**	**1,056,807.0**

(In thousands of euros)

LIABILITIES	2003	2002
SHARE CAPITAL	**54,810.0**	**54,810.0**
SHARE PREMIUM	**42,249.4**	**42,249.4**
RESERVES	**70,178.7**	**70,178.7**
LEGAL RESERVES	5,481.0	5,481
OTHER RESERVES	739.8	739
LONG-TERM CAPITAL GAINS RESERVES	63,957.9	63,957.9
OTHER RETAINED EARNINGS	**149.8**	**42,149.8**
NET INCOME	**167,924.4**	**206,106.6**
SHAREHOLDERS' EQUITY- TOTAL I	**335,312.2**	**415,494.5**
PROVISIONS FOR LIABILITIES	**11,761.4**	**24,431.4**
PROVISIONS FOR LIABILITIES- TOTAL II	**27,960.1**	**24,431.4**
FINANCIAL LIABILITIES (1)(2)	**19,469.9**	**38,566.5**
BANK FACILITIES	11,210.7	27,541.6
VARIOUS DEBTS	8,259.2	11,024.8
ACCOUNTS PAYABLE-TRADE	**249,037.7**	**236,840.3**
TRADE ACCOUNTS PAYABLE	101,248.7	93,847.4
TAX, SOCIAL AND OTHER PAYABLES	147,789.0	142,992.9
OTHER PAYABLES	**1,391.8**	**23,761.5**
AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS	793.5	332.6
TAX, SOCIAL AND OTHER PAYABLES	598.2	23,428.9
DEFERRED INCOME	**452,338.1**	**317,672.8**
LIABILITIES- TOTAL III	**722,237.5**	**616,841.1**
UNREALIZED GAINS/LOSSES- TOTAL IV	**0**	**40.2**
GRAND TOTAL (I+II+III+IV)	**1,085,509.8**	**1,056,807.0**

PagesJaunes Statement of Income for the year ended December 31, 2003

(In thousands of euros)

	2003	2002
OPERATING INCOME		
REVENUES	847,610	805,646
OTHER INCOME	3,443	5,383
WORK-IN-PROGRESS	20	301
OPERATING SUBSIDIES	(7)	109
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	3,727	5,986
OTHER INCOME	55,204	59,966
TOTAL I	**909,998**	**877,391**
OPERATING EXPENSES		
PAYMENT FOR SERVICES AND SUB-CONTRACTING	184,411	206,098
CHANGE IN INVENTORY	4,465	(522)
OTHER PURCHASES AND EXTERNAL CHARGES	128,361	128,550
TAXES & SIMILAR PAYMENTS	16,459	17,860
WAGES AND SALARIES	141,457	139,382
SOCIAL SECURITY TAXES	57,113	56,845
OTHER EXPENSES	1,036	3,524
DEPRECIATION ALLOWANCES	7,992	9,086
RESERVE ALLOWANCES	6,188	14,488
TOTAL II	**547,482**	**575,311**
1-OPERATING INCOMES (I-II)	**362,516**	**302,080**
NON-OPERATING INCOME		
INCOME FROM CONTROLLED ENTITIES	2,235	1,451
INCOME FROM MARKETABLE SECURITIES	25,831	21,693
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	0	1,891
TOTAL III	**28,065**	**25,036**
INTEREST AND OTHER CHARGES		
LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES	24	2,565
FINANCIAL RESERVES ALLOWANCES	17,517	0
TOTAL IV	**17,541**	**2,565**
2-FINANCIAL INCOME (III-IV)	**10,524**	**22,471**
3-CURRENT INCOME (1+2)	**373,039**	**324,551**
EXTRAORDINARY GAINS		
IN OPERATIONS	284	74
PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS	74	93,525
WRITE-BACK ON PROVISIONS AND AMORTIZATION	1,082	500
TOTAL V	**1,440**	**94,100**
EXTRAORDINARY LOSSES		
FOR MANAGEMENT TRANSACTIONS	0	30
FOR EXTRAORDINARY TRANSACTIONS	64,300	0
ON CAPITAL TRANSACTIONS	1,003	67,472
ALLOWANCE FOR LIABILITIES AND CHARGES	7,318	0
TOTAL VI	**0**	**67,502**
4-EXTRAORDINARY INCOME (V-VI)	**(71,181)**	**26,597**
EMPLOYEE PROFIT-SHARING PLAN	26,778	24,440
INCOME TAX	107,156	120,601
TOTAL INCOME	**939,503**	**996,526**
TOTAL EXPENSES	**771,579**	**790,420**
NET INCOME	**167,924**	**206,106**

1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories of France Telecom (3611),

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. This same policy applies to charges related directly to directories, as well as to royalties, commissions paid to representatives and sub-contracting.

To provide improved information on PagesJaunes' revenues, a modification was implemented for the 2003 financial year with respect to revenues derived from online directories. Previously recognized in the same manner as printed directories (namely the moment of publication in paper or online), online revenues for 2003 are spread out over the period during which the revenue source is displayed online.

The directly-affected expenses have been adjusted and correlated to the revenues for the financial year ended December 31, 2003. This policy will affect the commissions of vendors and the telephone vendors, as well as editorial royalties.

1.2 Incidence of the change in method (pro forma analysis)

The effect of this modified policy on the principal items of the Statement of Income ended December 31, 2002, and December 31, 2003 is presented below in € millions, as if this new policy has been applied on a consistent basis:

Results *in € millions*	**2003**	**2002**
Revenues	847.6	797.6
Operating Income	362.5	294.9
Net Income	167.9	201.5

1.3 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, pro rata *temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill; further, other charges can be recognized, notably the loss of value in goodwill.

1.4 Property, plant and equipment

Property, plant and equipment are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

• Installations and improvements	5/8 years
• Computer-related equipment	3/4 years
• Production-related equipment	3/4 years
• Office furniture and equipment	5/10 years
• Transport-related equipment	4 years

1.5 Investments and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

1.6 Inventories and works in progress

Inventories are evaluated according to the average cost method.

Work in progress is evaluated at cost price on the basis of direct costs.

A depreciation provision is recorded when the inventory value falls below the probable completion value.

1.7 Trade receivables

Trade receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those clients who are late in their payments for receivables concerning already-published editions. Also, client receivables existing prior to the year ended December 31, 2003 are provided for according to the best estimations of the company.

1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

1.9 Cash and cash equivalents

Cash consists of immediately disposable cash and short-term investments whose maturity is generally less than or equal to three months from the acquisition date.

1.10 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table.
- Total retained turnovers vary according to age or years with the company.
- Retirement age: 60.
- Tables of salary increases are defined according to age.
- Discount rate: 5%.

1.11 Deferred income

Deferred income refers to validated and invoiced client orders. Reversal of deferred income and, thus, recognition as revenue occurs upon the publication of the printed directories, and, for online directories, are accounted for over the course of the period of online display.

1.12 Financial income

The financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

1.13 Publication and other costs

Publicity, promotion, sponsorship and communication costs are fully accounted for in the year during which these costs were incurred.

2. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND THE STATEMENT OF INCOME

All values presented below (with the exception of Note 2.10) are expressed in € millions.

2.1 Intangible assets

Changes in intangible assets are analysed as follows:

	Value at January 1, 2003	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2003
Software	16.8	1.1	(1.5)	0	16.4
Depreciation	(13.9)	(2.0)	0	1.5	(14.4)
Intangible assets of the business (*"fonds de commerce"*)	4.6	0	0	0	4.6
Provisions for depreciation of the business assets (Page i, DVA)	(0.4)	(3.7)	0	0	(4.1)
Net Intangibles	**7.1**	**(4.6)**	**(1.5)**	**1.5**	**2.5**

The change for the period is the result of software acquisition and the depreciation of the DVA business assets pursuant to a decision of the *Conseil de la concurrence* on September 12, 2003, leading us to recognize the loss of value on this business.

2.2 Tangible assets

Changes in tangible assets are analysed as follows:

	Value at January 1, 2003	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2003
Other tangible assets	62.7	6.2	(13.7)	0	55.2
Depreciation	(48.1)	(6.0)	0	12.7	41.4
Net Tangibles	**14.6**	**0.2**	**(13.7)**	**12.7**	**13.8**

The change is a result of the acquisition of computer PCs, replacing Macintosh computers (removed from assets) in the context of Project Rivage.

2.3 Investments

Changes in investments:

	Value at January 1, 2003	Acquisitions	Sales or Reimbursements	Depreciation/ Write-back	Value at December 31, 2003
Investments in controlled entities and related receivables	49.6	1.5	0	0	51.1
Provisions	0	0	0	(17.4)	(17.4)
Loans, guarantees and deposits paid	0.6	0.7	(0.3)	0	1.0
Net Investments	**50.2**	**2.2**	**(0.3)**	**(17.4)**	**34.7**

Changes include:

- Additions concerning a new loan to Kompass France for 1.5 and loans to personnel regarding the last offering of France Telecom for 0.6.

Charges concerning the following subsidiaries:

- PagesJaunes Liban for 1.8. The corresponding account receivable was also recognized as a charge in the amount of 0.6.
- Kompass France for a total of 15.0.

2.4 Stocks and works in progress

	2003	2002
Gross Value	6.7	11.1
Depreciation	0	(0.4)
Market Price	**6.7**	**10.7**

2.5 Depreciation of accounts receivable

	Value at January 1, 2003	Unrecoverable accounts receivable	Depreciation	Value at December 31, 2003
Debt	3.7	(1.8)	3.8	5.7
Total	**3.7**	**(1.8)**	**3.8**	**5.7**

2.6 Long- and short-term debt

Almost the entirety of the receivables is short-term (due within less than one year).

2.7 Marketable securities

Marketable securities consist of short-term notes in the amount of 11.6, including accumulated interest.

2.8 Cash and cash equivalents

Cash includes the cash invested with France Telecom for a period of less than or equal to three months. On December 31, 2003, this cash amounted to 582.3. To allow account comparison, these investments were reclassified as cash on December 31, 2002.

2.9 Payments to be received, but still included in the balance sheet

Suppliers, invoiced bills to receive	2.8
Customer receivables, invoices to be issued	11.5
Tax receivables, tax relief to be claimed	0.2
Various Debts, interest earned through loans	0.7
Marketable securities, earned interest	4.0
Total	**19.2**

2.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each with a nominal value of €300.

Shareholder Equity (in €):

Shareholder equity as of 1/1/2003	415,494,456
Allocations for 2002	206,106,573
Dividend Payments	(248,106,600)
Amount Carried Forward	149,788
2003 Result	167,924,373
Shareholders' equity as of December 31, 2003	335,312,229

2.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 15.7.

Total breakdowns are provided below:

Actuarial value of vested rights at 12/31/2003	17.2
Provision accounted for at 12/31/2003	15.7
Balance available to insurance company	1.5
Total	**17.2**

At December 31, 2003, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial condition of the company.

On the occasion of the purchase of the "sale of online access to databases" business from Intelmatique (France Telecom Group), PagesJaunes agreed to a purchase price supplement calculated on the basis of the 2003 income generated on this business. At the conclusion of negotiations in April 2004, the purchase price supplement was finally determined to be €4.1 million. A provision in this amount has been recorded in light of the loss in the value of the business.

The provisions include the following:

	Value at Beginning of Year	Depreciation	Write-back	Value at the End of Fiscal Year
Provisions for court actions	7.7	0	(0.1)	7.6
Provisions for Projet Rivage	0.9	0	(0.9)	0
Provisions for risk associated with DVA business assets(1)	1.1	4.1	(1.1)	4.1
Provisions for work rewards	0	0.5	0	0.5
Provisions for retirement indemnities	14.7	1.0	0	15.7
Other provisions	0	0.1	0	0.1
Total	**24.4**	**5.7**	**-2.1**	**27.9**

(1) Reclassified as a depreciation provision.

2.12 Financial debts

Financial debts consist of:

- Blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 2.5; and
- Current accounts in the cash agreements with our subsidiaries, Wanadoo Data and PagesJaunes Outre-mer, in the amount of 5.7.

2.13 Debt maturity profile

	Gross Amount	Due in one year or more
Bank loans	11.2	11.2
General loans and financial debts	8.3	8.3
Accounts payable	101.2	101.2
Fiscal and social security debts	147.2	147.2
Others	1.4	1.4
Total	**269.3**	**269.3**

2.14 Payable charges included in the balance sheet

Accounts payable undelivered invoices	69.2
Fiscal and social security debts, VAT, taxes, salaries and social charges	61.6
Other debts to be paid	0.4
Total	**131.2**

2.15 Financial income

The financial income essentially comprises:

- income from investment of cash resources of 25.8;
- subsidiaries dividends of 2.2; and
- provisions for possible loss in value of long-term investments and related receivables of 17.5.

2.16 Extraordinary income

The extraordinary income includes:

- the impact of the change of the accounting method on the consideration of the revenues of the online directories, regarding 2002 starting on 1/01/2003, and accounted for as an extraordinary charge of 64.3;
- the depreciation of divestitures on tangible fixed assets of 0.9;
- a provision for the depreciation of the DVA goodwill of 3.2;
- a provision related to the risks and charges for the supplemental acquisition price in connection with the Intelmatique business, to recognize a loss in the value of the business of 4.1; and
- various other extraordinary income of 0.3.

2.17 Distribution of the tax among incomes

The distribution of the tax between operating income and extraordinary income is as follows:

	Earnings before tax	Taxes	Net
Operating income	373.0	(138.1)	234.9
Extraordinary income and employee profit sharing	(98.0)	31.0	(67.0)
Net Income	**275.0**	**107.1**	**167.9**

2.18 Fiscal matters

Latent and deferred tax matters

Future tax debt relief	Gross Amount
Employee profit sharing	27.9
Retirement payment provision	15.7
Others	1.1
Total	**44.7**
Representing a future tax relief of:	**15.8**

Tax litigation

During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

2.19 Off-Balance Sheet Commitments

	2003	2002
Liabilities received (guarantees received)	0.4	0.3
Liabilities granted (guarantees received)	0.4	7.3
Others (purchases of paper, printing)	64.4	97.8

Sale of online access to databases business repurchased from Intelmatique

On the occasion of the repurchase of this business, PagesJaunes agreed to a purchase price supplement based on the 2003 income generated on this business.

The amount comes to €4.1 million and will be paid in 2004.

2.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

Supervisory Board	0.005
Management Board	0.014
Total	0.019

2.21 Employees

	2003	2002
Management	705	689
Supervisors and technicians	2,224	2,206
Employees	41	40
Total	**2,970**	**2,935**

These employee numbers correspond to the current monthly average.

2.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France. They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 64.3 (after the accounting method change).
- Rent charges concerning the building of the Registered Office of 6.8.
- The supplier's balance due by PagesJaunes amounts to 14.0.

- Editorial costs of Pages Blanches charged to France Telecom amount to 52.7. The client balance due by France Telecom is 11.6.
- Cash advances provided by PagesJaunes are 582.3. The corresponding financial products amounts to 25.5.

Wanadoo S.A.:

- The management fees and trademark royalties for 8.5 and the corresponding supplier debt is 11.3 as well as tax debt concerning fiscal integration is 11.2 (after the accounting method change).

Kompass France:

- The interests on related receivable are 0.1, as well as interest of 4.2.

2.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

2.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.

STATUTORY ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

PagesJaunes Statement of Income for the year ended December 31, 2002

(In thousands of euros)

	2002	2001
OPERATING INCOME		
SERVICES PROVIDED: ADVERTISING	805,646	751,720
OTHER INCOME	5,383	7,738
WORK-IN-PROGRESS	301	(4,489)
OPERATING SUBSIDIES	109	281
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	5,986	7,140
OTHER INCOME	59,966	59,724
TOTAL I	**877,391**	**822,113**
OPERATING EXPENSES		
PAYMENT FOR SERVICES AND SUB-CONTRACTING	206,098	222,803
CHANGE IN INVENTORY	(522)	(6,645)
OTHER PURCHASES AND EXTERNAL CHARGES	128,550	124,463
TAXES & SIMILAR PAYMENTS	17,860	14,485
WAGES AND SALARIES	139,382	127,848
SOCIAL SECURITY TAXES	56,845	51,337
OTHER EXPENSES	3,524	2,583
DEPRECIATION ALLOWANCES	9,086	12,225
RESERVE ALLOWANCES	14,488	9,934
TOTAL II	**575,311**	**559,034**
1-OPERATING INCOME (I-II)	**302,080**	**263,078**
NON-OPERATING INCOME		
INCOME FROM CONTROLLED ENTITIES	1,451	530
INCOME FROM MARKETABLE SECURITIES	21,693	25,023
RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS	1,891	0
TOTAL III	**25,036**	**25,553**
INTEREST AND OTHER CHARGES		
LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES	2,565	2
FINANCIAL RESERVES ALLOWANCES	0	925
TOTAL IV	**2,565**	**927**
2-FINANCIAL INCOME (III-IV)	**22,471**	**24,626**
3-CURRENT INCOME (1+2)	**324,551**	**287,705**
EXTRAORDINARY GAINS		
IN OPERATIONS	74	11
PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS	93,525	186
WRITE-BACK ON PROVISIONS AND AMORTIZATION	500	31,225
TOTAL V	**94,100**	**31,421**
EXTRAORDINARY LOSSES		
FOR MANAGEMENT TRANSACTIONS	30	1
ON CAPITAL TRANSACTIONS	67,472	30,012
ALLOWANCE FOR LIABILITIES AND CHARGES	0	500
TOTAL VI	**67,502**	**30,512**
4-EXCEPTIONAL INCOME (V-VI)	**26,597**	**909**
EMPLOYEE PROFIT-SHARING PLAN	24,440	21,207
INCOME TAX	120,601	100,120
TOTAL INCOME	**996,526**	**879,087**
TOTAL EXPENSES	**790,420**	**711,800**
NET INCOME	**206,106**	**167,286**

(In thousands of euros)

ASSETS	GROSS	DEPRECIATION PROVISIONS	NET 2002	NET 2001
INTANGIBLE ASSETS	**21,441.9**	**14,320.4**	**7,121.5**	**4,462.6**
OTHER INTANGIBLE ASSETS	21,441.9	14,320.4	7,121.5	4,462.6
TANGIBLE FIXED ASSETS	**62,710.7**	**48,147.1**	**14,563.6**	**43,907.3**
LAND	0		0	9,917.6
BUILDINGS	0		0	19,206.0
OTHER TANGIBLE FIXED ASSETS	62,710.7	48,147.1	14,564	14,783.7
INVESTMENTS	**50,266.7**	**10.2**	**50,256.5**	**55,225.5**
INVESTMENTS AND RELATED RECEIVABLES	49,631.7	0	49,631.7	54,458.3
OTHER INVESTMENTS	25.6	10.2	15.4	15.4
LOANS (1) (2)	50.1		50.1	214.9
DEPOSITS & GUARANTEES PAID	559.3	0	559.3	536.9
FIXED ASSETS – TOTAL I	**134,419.3**	**62,477.7**	**71,941.6**	**103,595.4**
INVENTORIES	**11,134.3**	**435.6**	**10,698.7**	**10,230.8**
DOWN-PAYMENTS TO SUPPLIERS	**3,630.7**	**0**	**3,630.7**	**3,727.9**
TRADE ACCOUNT RECEIVABLES	**383,672.7**	**3,710.2**	**379,962.5**	**307,211.2**
TRADE ACCOUNT RECEIVABLES (1)	338,291.9	3,493.7	334,798.2	246,585
TAX, SOCIAL & OTHER RECEIVABLES	45,380.8	216.5	45,164.3	60,626.2
OTHER RECEIVABLES	**578,592.7**	**0**	**578,592.7**	**455,057.1**
MARKETABLE SECURITIES	**11,030.0**	**0**	**11,030.0**	**10,366.9**
CASH	**48.3**	**0**	**48.3**	**17,459.2**
PREPAID EXPENSES	**902.5**	**0**	**902.5**	**2,530.3**
CURRENT ASSETS – TOTAL II	**989,011.2**	**4,145.8**	**984,865.4**	**806,583.5**
UNREALIZED GAINS/LOSSES – TOTAL III	**0**	**0**	**0**	**0**
GRAND TOTAL (I+II+III+IV)	**1,123,430.6**	**66,623.5**	**1,056,807.0**	**910,178.9**
(1) OF WHICH LESS THAN ONE YEAR			3,420.9	10,220.2
(2) OF WHICH MORE THAN ONE YEAR			609.4	1,794.7

PagesJaunes Balance Sheet as at December 31, 2002 (continued)

(In thousands of euros)

LIABILITIES	2002	2001
SHARE CAPITAL	**54,810.0**	**54,810.0**
SHARE PREMIUM	**42,249.4**	**42,249.4**
RESERVES	**70,178.7**	**70,178.7**
LEGAL RESERVES	5,481.0	5,481.0
OTHER RESERVES	739.8	739.8
LONG-TERM CAPITAL GAINS RESERVES	63,957.9	63,957.9
OTHER RETAINED EARNINGS	**42,149.8**	**26,504.3**
NET INCOME	**206,106.6**	**167,286.5**
SHAREHOLDERS' EQUITY – TOTAL I	**415,494.5**	**361,028.9**
PROVISIONS FOR LIABILITIES	**24,431.4**	**16,892.7**
PROVISIONS FOR LIABILITIES – TOTAL II	**24,431.4**	**16,892.7**
FINANCIAL LIABILITIES (1) (2)	**28,566.5**	**23,025.0**
BANK FACILITIES	27,541.6	11,288.6
VARIOUS DEBTS	11,024.8	11,736.4
DOWN-PAYMENTS ON PREVIOUS EDITIONS	**0**	**307,215.0**
ACCOUNTS PAYABLE-TRADE	**236,840.3**	**180,152.2**
TRADE ACCOUNTS PAYABLE	93,847.4	89,941.1
TAX, SOCIAL AND OTHER PAYABLES	142,992.9	90,211.0
OTHER PAYABLES	**23,761.5**	**21,699.9**
AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS	332.6	2,148.2
TAX, SOCIAL AND OTHER PAYABLES	23,428.9	19,551.7
DEFERRED INCOME	**317,672.8**	**14.5**
LIABILITIES – TOTAL III	**616,841.1**	**532,106.6**
UNREALIZED GAINS/LOSSES – TOTAL IV	**40.2**	**150.7**
GRAND TOTAL (I+II+III+IV)	**1,056,807.0**	**910,178.9**
(1) OF WHICH MORE THAN ONE YEAR	2,534.9	5,013.2
(2) OF WHICH LESS THAN ONE YEAR	36,031.6	18,011.8

1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories (3611), of France Telecom,

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. Furthermore, online revenues are recognized at the moment they are placed on line. This policy also applies to expenses directly related to directories such as royalties, commissions paid to representatives and sub-contracting.

1.2 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, *pro rata temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill, and more generally over a 3 to 4 year period; further, other charges can be recognized, notably the loss of value in goodwill.

1.3 Tangible assets

Tangible assets are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

• Buildings	40 years
• Installations and improvements	5/8 years
• Computer-related equipment	3/4 years
• Production-related equipment	3/4 years
• Office furniture and equipment	5/10 years
• Transport-related equipment	4 years

1.4 Investments in controlled entities and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

1.5 Inventories and works in progress

Work in progress is evaluated at cost price on the basis of direct costs. A depreciation provision is triggered when the inventory value falls below the probable completion value.

1.6 Customers receivables

Customers' receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those customers who are late in their payments for receivables concerning already-published editions. Also, customer receivables existing prior to the year have been depreciated according to the best estimations of the company.

1.7 The installation of the "Qualiac" software package

On October 6, 2002, the company installed the new billing and auxiliary accounting system for clients, Qualiac (unix environment), in replacing BEST (specific development functioning under MVS).

Following this installation, the company implemented a new accounting presentation for customers on the balance sheet as of December 31, 2002.

From the validation of the order and the delivery of the bill to the client, the bill is accounted for by debiting the client's account in return for this unearned income. From the publishing date of the printed directory, or the date electronic directories are placed on line, revenues consist of a reversal in unearned income.

This change in presentation enables the company to discern the balance of all debt resulting from billing.

Until December 31, 2001, only payments received from clients for previous editions were registered in the liabilities of the balance sheet in advance and deposits, in return for a bank account for deposited checks, or a client account "payments to be received" for full-term values.

The following pro forma balance sheet showing customer and related accounts takes into account the change in method, permitting a comparison between December 31, 2002 and December 31, 2001.

	2002	2001 (pro forma)	2001
Assets			
Trade account receivables	334.8	313.9	246.6
Tax and labor receivables	42.6	39.4	57.9
Liabilities			
Down-payments to suppliers	0	0	307.2
Tax and labor payables	142.4	131.9	88.9
Deferred income	317.7	313.2	0

1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

1.9 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The methods for determining this recorded provision corresponds to an actuarial measurement of the liability and takes into account a number of different parameters.

1.10 Financial income

Financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

2. SIGNIFICANT EVENTS DURING THE YEAR

2.1 Removal of the leasing option and transfer of the buildings in Sèvres

Following the authorization of the Supervisory Board on December 12, 2001, PagesJaunes used their buy-back option of the Sèvres lease on March 7, 2002, and subsequently sold the buildings to CWA on March 12, 2002.

Furthermore, France Telecom became tenants of the buildings, PagesJaunes becoming sub-tenant.

2.2 Acquisition of the sales business of directory data

In the context of the consolidation of directory businesses at PagesJaunes, the Company acquired from Intelmatique the sale of online access to directories business in January 2002.

2.3 Subsidiaries

In the context of the legal restructuring of the Wanadoo group, PagesJaunes transferred its subsidiaries Jordan Yellow Pages, Telecoma Salvador and its PagesJaunes subsidiaries in Morocco to Wanadoo International.

In the same process, PagesJaunes transferred its debt from these subsidiaries to Wanadoo International.

All of these transactions have been taken into account in the sales value.

2.4 URSSAF audit

An URSSAF audit began in March 2002, reviewing years 2000 and 2001. It ended in December 2002.

The principal changes made were regarding the tax on transportation for VRPs, as well as the application of the Aubry II tax relief measures, following an agreement to reduce work times.

2.5 Tax audit

The changes accepted for years 1998 and 1999 were accounted for in the 2002 financial statements, either in expenses to be paid or refunded to France Telecom, in the context of tax integration for fiscal year 1999.

However, the changes regarding the depreciation of Oda do Brasil shares and debt and the taxation of Eurodirectory profits earned in Luxembourg are being appealed by the Company.

2.6 Progressive installation of purchasing management software from Oracle applications (P.O.)

The Pacha project for purchasing management using the P.O. software from Oracle applications was installed progressively: pilot sites in June 2002 (Information Systems Department and Finance Department); other Departments and Business Units in October (Online Directory, Sites, Communications, Organization Management); and the remaining Departments and Business Units in January 2003.

3. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND STATEMENT OF INCOME

All values are in € millions.

3.1 Intangible assets

Changes in intangible assets:

	Value at January 1, 2002	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2002
Software	16.0	2.3	(1.5)	0	16.8
Intangible assets of the business	1.4	3.2	0	0	4.6
Depreciation, provisions	(12.9)	(2.9)	0	1.5	(14.3)
Net Intangibles	**4.5**	**2.6**	**(1.5)**	**1.5**	**7.1**

The change in the period is the result of the acquisition of the assets of the business arising from the sale of directory information and the acquisition of software licenses.

3.2 Tangible assets

Changes in tangible assets:

	Value at January 1, 2002	Acquisitions	Transfers	Trade-in Values	Value at December 31, 2002
Land	9.9	14.0	(23.9)	0	0
Buildings	28.5	20.6	(49.1)	0	0
Other tangible assets	64.0	6.1	(7.4)	0	62.7
Depreciation	(58.5)	(6.5)	0	16.9	(48.1)
Net Tangibles	**43.9**	**34.2**	**(80.4)**	**16.9**	**14.6**

The changes in land and buildings are a result of the sale of the Sèvres buildings (exercise of option for lease dated March 7, 2002, and sale of all buildings on March 12, 2002. The other changes are a result of other transactions, primarily acquisitions and discarding of computer-related equipment.

3.3 Investments

Changes in investment:

	Value at January 1, 2002	Acquisitions	Sales or Reimburse-ments	Depreciation/ Write-back	Value at December 31, 2002
Investments in controlled entities and related receivables	55.3	0.2	(5.9)	0	49.6
Provisions	(1.9)	0	0	1.9	0
Loans, guarantees and deposits paid	1.8	0.1	(1.3)	0	0.6
Net Investments	**55.2**	**0.3**	**(7.2)**	**1.9**	**50.2**

Changes include:

- Sales of Jordan Yellow Pages for 1.2, Moroccan subsidiaries for 3.3 as well as abandonment of debts concerning *Telelistas* (Conforguias debt and security provided to Bio papeles) for 1.9.
- Also the recovery on reserves charged in prior periods for depreciation of the same debts.

3.4 Stocks and works in progress

	2002	2001
Gross value	11.1	10.3
Depreciation	(0.4)	(0.1)
Market price	**10.7**	**10.2**

3.5 Depreciation of accounts receivable

	Value at January 1, 2002	Debts sold	Depreciation	Value at December 31, 2002
Debt	3.7	(3.3)	3.0	3.7
Total	**4.0**	**(3.3)**	**3.0**	**3.7**

3.6 Debt

Debt consists of funds placed next to France Telecom in loan contracts and in current account. At December 31, 2002, funds placed next to France Telecom amount to 578.5 of which 480 as a loan for a period of one year.

3.7 Debt more and less than one year

Most of the debt is for less than one year.

3.8 Short-term investments

Short-term investments consist of capitalization bonds of 11 and include non-accumulated interest.

3.9 Payments to be received, but still included in the balance sheet

Suppliers, invoiced bills to receive	2.7
Customer receivables, invoice to be issued	9.1
Tax receivables, tax relief to be claimed	1.1
Various Debts, interest earned through loans	1.5
Marketable securities, earned interest	3.4
Total	**17.8**

3.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each of a nominal value of €300.

Shareholder Equity (in €)		
Shareholder Equity as of 1/1/2002		361,028,883
Allocations for 2001	167,286,495	
Dividend Payments	(151,641,000)	
Amount Carried Forward	15,645,495	
2002 Result		206,106,573
Shareholders' Equity as of December 31, 2002		415,494,456

3.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 14.7.

Total breakdowns are provided below:

Actuarial value of vested rights at 12/31/2002	15.6
Provision accounted for at 12/31/2002	14.7
Balance available to insurance company	0.9
Total	**15.6**

At December 31, 2002, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial status of the company.

The provisions include the following:

	Value at Beginning of Year	Depreciation/ Write-back	Value at the End of Fiscal Year
Provisions for court actions	3.6	6.1	9.7
Provisions for retirement indemnities	13.3	1.4	14.7
Total	**16.9**	**7.5**	**24.4**

The depreciations and write-backs regarding the restructuring plan for 5.2, the 2004 expense regarding *Projet Rivage* for 0.9 and 1.1 for provisions for the write-down of the value of the business assets of DVA as well as the recovery on various court actions for 0.6 and 0.5 for the recovery of provisions of taxes following an audit.

3.12 Financial debt

Financial debt consists of blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 4.9.

3.13 *Debt maturity profile*

	Gross Amount	Due in one year at most	Due in 1 to 5 years
Bank loans	27.5	27.5	0
General loans and financial debt	11.0	8.5	2.5
Accounts payable	93.8	93.8	0
Fiscal and social security debt	142.4	142.4	0
Others	24.4	24.4	0
Total	**299.1**	**296.6**	**2.5**

3.14 Payable charges included in the balance sheet

Accounts payable undelivered invoices	70.4
Fiscal and social security debts, VAT, taxes, salaries and social charges	63.8
Other debts to be paid	2.6
Total	**136.8**

3.15 Financial income

Financial income includes investment income from cash management of 21.0, and subsidiaries dividends of 1.5.

3.16 *Extraordinary income*

Extraordinary income includes:

- Capital gains on intangible assets of 22.8 and on transfer of securities of 3.2.
- A renewal of provisions for tax of 0.5.

3.17 Distribution of the benefits tax

The distribution of the benefits tax between operating income and extraordinary income is as follows:

	Earnings before tax	Taxes	Net
Operating income	324.5	(119.4)	205.1
Extraordinary income and employee profit sharing	2.2	(1.2)	1.0
Net Income	**326.7**	**120.6**	**206.1**

3.18 Latent and deferred tax matters

Future tax burden relief

	Gross Amount	Tax
• Employee profit sharing	24.4	
• Retirement payment provision	14.7	
• Others	1.0	
• Unrealized gains/losses	0.1	
Total	**40.2**	
Representing a future tax burden relief of:	**14.3**	

3.19 Off-Balance Sheet Commitments

	2002	2001
Liabilities received:		
Leases [1]	0	50.2
Others	0.3	0.3
Liabilities granted:		
Leases, rents still owed [1]	0	50.9
Guarantees received [2]	7.3	1.6
Others (purchases of paper, printing)	97.8	61.9

(1) The arrangements received or granted in 2001 concern the buildings of the registered office, sold in 2002.

(2) These guarantees include the estimate to be paid in 2004, concerning the business assets of DVA.

3.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

Supervisory Board	0.014
Management Board	0.010
	0.025

3.21 Employees

	2002	2001
Management	689	662
Supervisors and technicians	2,206*	1,350
Employees	40	790
Total	**2,935**	**2,802**

These employee numbers correspond to the current monthly average.

* The VRPs are included in 2002, listed with technicians (previously listed with employees).

3.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France.

They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 63.6.
- Rent charges relating to the building of the Registered Office of 5.4.
- The supplier's balance due by PagesJaunes amounts to 20.2.
- Editorial costs of Pages Blanches charged to France Telecom amount to 59.6. The client balance due by France Telecom is 20.3.
- Cash advances provided by PagesJaunes are 578.5. The corresponding financial products amount to 21.4.

Wanadoo S.A.:

- The management fees and trademark royalties for 6.5 and the corresponding supplier debt is 6.0 as well as tax debt concerning tax consolidation is 21.4.

Kompass France:

- The interests on related receivable are 0.2, as well as interest of 2.6.

3.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

3.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.

ANNEX A

SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE AND THE UNITED STATES

PagesJaunes' consolidated financial statements have been prepared and presented in accordance with the accounting principles described in the notes to the financial statements which comply with generally accepted accounting principles in France ("French GAAP") applicable to consolidated financial statements. Significant differences exist between French GAAP and generally accepted accounting principles in the United States ("US GAAP") that may be material to the financial information therein. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between French GAAP and US GAAP, and how those differences might affect the financial information herein.

The discussion below qualitatively summarizes certain differences between French GAAP applicable to consolidated financial statements and US GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on our consolidated net income and shareholders' equity. There can be no assurance that these are the only differences in accounting principles that would have an impact on our consolidated net income and shareholders' equity. There may also be significant differences between the presentation of a group's consolidated financial statements and the footnote disclosure thereto in comparison to what would be required under US GAAP. These differences have not been addressed in the discussion below.

Scope of consolidation

Under French GAAP, a reporting entity may account for entities it controls or over which it exerts significant influence as cost-method investments if such entities do not exceed certain quantitative thresholds. Under French GAAP, the Company consolidates entities it controls (full consolidation) or over which it exerts significant influence (consolidation by the equity method) when at least two of the following three criteria are met: revenues exceed €5 million, total assets exceed €10 million and net assets exceed €2 million.

US GAAP prohibits the use of quantitative thresholds in determining whether to account for an entity as a consolidated subsidiary or as an equity method investee.

Basis of presentation

Under French GAAP, the historical consolidated financial statements of PagesJaunes reflect the assets, liabilities and results of operations of the entities that actually comprised a part of the group during the historical periods presented (based on legal ownership structures).

Under US GAAP, including United States Securities and Exchange Commission ("SEC") rules, the historical financial statements of PagesJaunes would be presented on a "carve-out" basis. Historical financial statements of a business prepared on a "carve-out" basis are required to reflect the historical results of operations, including all costs of doing business, of the "carved-out" business, including all subsidiaries, divisions or components thereof engaged in the group's business (including subsidiaries, divisions or components thereof which may not have been legally owned by the group during the historical periods presented).

Business combinations and amortization of goodwill and other intangible assets

There may be differences in what intangible assets are required to be recognized apart from goodwill under French GAAP and US GAAP as part of purchase accounting.

Under French GAAP, goodwill is amortized over its estimated useful life not to exceed 20 years, whereas certain other acquired intangible assets, such as customer relationships and market share, are not amortized.

Under US GAAP, prior to the adoption of FASB Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations" ("FAS 141") and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), all acquired identifiable intangible assets and goodwill were required to be amortized over their estimated useful lives not to exceed forty years. In July 2001, the Financial Accounting Standards Board issued FAS 141 and FAS 142. FAS 141 and FAS 142 established criteria for when identifiable intangible assets

may be recognized in the financial statements apart from goodwill. Separately recognized intangible assets are amortized over their estimated useful lives. All other separately recognized intangible assets that are considered to have indefinite useful lives and goodwill are not subject to amortization but rather subject to annual impairment testing.

Also see "— Deferred income taxes" below for a discussion of the deferred income tax considerations related to intangible assets.

Impairments of goodwill

Under French GAAP, the recoverable value of goodwill is subject to review at least annually (and more frequently whenever events or circumstances occur indicating that an impairment may exist). Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition. The assessment of whether or not an impairment exists is performed by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use. The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances. The Company generally uses the discounted cash flow method when assessing value in use.

Under US GAAP, companies are required to test goodwill for impairment at least annually (and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount). Goodwill impairment tests, in accordance with US GAAP, involve a two-step process. In the first step, the fair value of the reporting unit (defined as an operating segment or one level below based on the structure of a company's internal financial reporting) is compared to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess, if any, of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. The implied fair value of a reporting unit's goodwill is determined based on the preparation of a hypothetical purchase price allocation as of the date of the impairment test assuming the acquisition cost is equal to the fair value of the reporting unit.

Impairment of long-lived assets

Under French GAAP, an impairment charge is recorded for property, plant and equipment or intangible assets (other than goodwill) when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use. Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge is necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management or by reference to the replacement cost for used equipment or to the cost of alternative technologies. For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Under US GAAP, intangible assets with indefinite useful lives are required to be tested for impairment at least annually (or more frequently if events or changes in circumstances indicate that the asset might be impaired). Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess.

Intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) are tested for impairment whenever events or changes in circumstances indicate that its carrying value might not be recoverable. Impairment tests, in accordance with US GAAP, involve a two-step process. In the first step, the carrying value of the asset is compared to the sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset. If the carrying value of

an asset exceeds the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized equal to the excess of the carrying value of the asset over its fair value (generally determined as the sum of the discounted cash flows expected to be generated from the use and eventual disposition of the asset).

Acquisitions of minority interests

Under French GAAP, upon the acquisition of a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at their fair value. Any subsequent purchase of the outstanding minority interest results in the recognition of goodwill for the excess of the acquisition cost over the carrying value of the net assets acquired.

Under US GAAP, upon the acquisition of a controlling interest in a business, only the portion of the assets and liabilities acquired by the Company is recorded at its fair value. The interest of the outstanding minority interests in the assets and liabilities of the acquired company continues to be reflected at pre-acquisition historical cost. Any subsequent purchase of the outstanding minority interest results in a new purchase price allocation for the portion of the subsidiary acquired.

Deferred income taxes

Under French GAAP, deferred tax assets whose realization is probable are recognized in the financial statements. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Under US GAAP, all deferred tax assets and liabilities are measured in the financial statements. A valuation allowance is established for those deferred tax assets whose likelihood of realization is less than 50% and deferred tax assets and liabilities are generally not discounted.

Under French GAAP, deferred taxes are not recognized on goodwill and certain other intangible assets, which are not subject to amortization, including customer relationships. Under US GAAP, deferred taxes are recognized on all intangible assets, other than goodwill, including those not subject to amortization.

Stock-based compensation

Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements either in the granting company's financial statements or in the company with the employees receiving the rewards.

Under US GAAP, a reporting entity can apply the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation." In doing so, compensation expense is computed based on the fair value of the options granted which is generally recognized ratably over the vesting period.

Sale-leaseback of real estate

Under French GAAP, sale-leasebacks of real estate properties, which are leased back through a lease that is accounted for as an operating lease, are reflected in the consolidated financial statements as disposals of property. Any related net gain is recorded immediately.

Under US GAAP, assets qualifying for sale-leaseback accounting would be recorded as sales with any resulting gain, subject to certain limits, being deferred and amortized over the remaining portion of the remaining operating lease term.

Provisions

Restructuring

Under both French GAAP and US GAAP, certain criteria are required to be met prior to recognition of restructuring provisions (other than in connection with a business combination, for which separate rules apply). The criteria are generally more stringent under US GAAP than under French GAAP requirements, resulting in a difference in the timing of recognition of expenses between French GAAP and US GAAP.

Under US GAAP (Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" through December 31, 2002), the following criteria are required to be met to recognize

restructuring provisions for actions taken in the ordinary course of business: (i) management having the appropriate level of authority has approved the plan, (ii) the affected employees have been notified prior to the balance sheet date (iii) the plan is sufficiently detailed and the required implementation period is sufficiently short and (iv) the costs to be incurred do not benefit continuing activities. FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") superseded EITF 94-3 for exit or disposal activities initiated after January 1, 2003. FAS 146's criteria for determining a one-time benefit arrangement are more explicit that those in EITF 94-3. In addition, under EITF 94-3, a liability for exit costs was recognized when an entity committed itself to an exit plan whereas under FAS 146, a commitment to an exit plan does not, by itself, result in a liability for the costs of a planned exit or disposal activity.

Other provisions

Under both French GAAP and US GAAP, provisions are recorded for contingent losses when the risk of loss is considered probable and the amount of the loss is reasonably estimable. In some cases, US GAAP provides more explicit requirements, which may result in differences between French GAAP and US GAAP in the timing and measurement of certain provisions.

Pensions and postretirement benefits

Under French GAAP, liabilities related to a reporting company's pension and other post-retirement benefit obligations are recorded in the balance sheet generally on the basis of actuarial valuations. Likewise, the related expense is recognized in the statement of income generally on the basis of an actuarial valuation.

Under US GAAP, liabilities related to a reporting company's pension and other postretirement benefit obligations are also recorded in the balance sheet on the basis of actuarial valuations. However, the actuarial methods, including provisions governing the initial application of those methods, may differ compared to those under French GAAP, resulting in different amounts of reported liabilities and expense under French GAAP compared to US GAAP.

Earnings per share

Under French GAAP, earnings per share are computed as a reporting entity's consolidated net income divided by the weighted average number of shares outstanding during the period.

Under US GAAP, companies are required to present their earnings per share on both a basic and a diluted basis. Basic earnings per share are computed as net income available to common shareholders divided by the weighted average shares outstanding for the period. Diluted earnings per share are computed after giving effect to all dilutive potential common shares outstanding during the period, including stock purchase options, stock purchase warrants and convertible debt. Net income available to common shareholders is adjusted to add back items such as interest expense on convertible debt and any convertible preferred dividends. The number of weighted average shares outstanding is adjusted to include the number of incremental common shares computed on the basis of the treasury stock method.

PRINCIPAL OFFICE OF PAGESJAUNES

PagesJaunes
7, avenue de la Cristallerie
92317 Sèvres Cedex, France

LEGAL ADVISERS

TO PAGESJAUNES
as to United States and French law

Sullivan & Cromwell LLP
24, rue Jean Goujon
75008 Paris, France

TO THE UNDERWRITERS
as to United States and French law

Shearman & Sterling LLP
114, avenue des Champs-Elysées
75008 Paris, France

AUDITORS OF PAGESJAUNES

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France

Ernst & Young Audit
Faubourg de l'Arche
11, allée de l'Arche
92400 Courbevoie, France

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